Form 10-K, Exhibit 13
period 1996-09-30
LUCENT TECHNOLOGIES INC
filed 1996-12-30
CIK 1006240

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

OVERVIEW

Lucent Technologies Inc.("Lucent" or the "Company") is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. Lucent is a global market leader in the sale of public telecommunications systems, and is a supplier of systems and software to the world's largest networks. Lucent is also a global leader in the sale of business communications systems and microelectronic components for communications systems and computer manufacturers. In addition, Lucent is the largest supplier in the United States of consumer telecommunications products. Lucent is comprised of the systems and technology units that were formerly part of AT&T Corp. ("AT&T"), including the research and development capabilities of Bell Laboratories. Lucent is engaged in the design, development, manufacturing and servicing of systems and software for telecommunications applications within the global telecommunications networking industry. These integrated systems enable network operators and business enterprises to connect, route, manage and store information between and within locations.

    On July 17, 1996, Lucent's board of directors voted to change Lucent's fiscal accounting year to begin October 1st and end September 30th. As a result, Lucent's 1996 fiscal year ended on September 30, 1996.

    The following table provides the revenues, gross margin, operating income and net income for the twelve months ended September 30, 1996 (excluding business restructuring and other charges) and 1995:

TWELVE MONTHS FINANCIAL INFORMATION
--------------------------------------------------------
                           SEPTEMBER 30,   September 30,
(Dollars in Millions)              1996             1995
--------------------------------------------------------
Revenues                        $23,286          $20,258
Gross margin                      9,786            8,797
Operating income                  1,854            1,152
Net income                        1,054              553
--------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

Revenue Summary Chart - Fiscal Year View (in billions of dollars)
For The Twelve Months Ended September 30, 1996 and 1995 -
Total Revenues $23 Billion and $20 Billion, Respectively

Revenue Summary - Fiscal Year View
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
--------------------------------------------------------

(Dollars in Millions)              1996             1995
--------------------------------------------------------
Systems for Network Opertors    $13,192          $10,586
Business Communications Systems   5,509            5,107
Microelectronic Products          2,315            1,821
Consumer Products                 1,431            1,836
Other                               839              908

Total                            23,286           20,258
--------------------------------------------------------

For the twelve months ended September 30, 1996 compared with the same period in 1995, revenues from: Systems for Network Operators increased 24.6%, Microelectonic Products increased 27.1% and Business Communications Systems increased 7.9%. As expected, revenues from Consumer Products declined due to the closing of the Phone Center Stores, discontinued unprofitable product lines and decreased rental revenues. Consumer Products revenues decreased 22.1% from the comparable period in 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

Lucent reported net income of $224 million or $0.38 per share for the nine-month period ended September 30, 1996, compared with $150 million or $0.28 per share for the same period in 1995 (assuming all 524,624,894 shares owned by AT&T were outstanding since January 1, 1995). On a pro forma basis, Lucent would have reported $0.35 per share for the nine-month period ended September 30, 1996 compared with $0.24 per share for the same period in 1995. The calculation of earnings per share on a pro forma basis assumed that all 636,661,931 common shares outstanding on April 10, 1996 were outstanding since January 1, 1995 and gives no effect to the use of proceeds from the Initial Public Offering ("IPO"). Operating income increased $53 million or 12.2% in the nine-month period of 1996, compared with the same period of 1995.

INITIAL PUBLIC OFFERING
Prior to February 1, 1996, AT&T conducted Lucent's business through various divisions and subsidiaries. On February 1, 1996, AT&T began executing its decision to separate Lucent into a stand-alone company (the "Separation") by transferring to Lucent the assets and liabilities related to the business, except for $2,000 million of accounts receivable retained by AT&T. On April 10, 1996, the closing date of the IPO, the Separation was substantially completed, including the transfer of most of the assets and liabilities. The remaining asset and liability transfers, except for employee benefit assets and liabilities, were finalized by September 30, 1996. The effective date of the transfer of employee benefit assets and liabilities to Lucent, or trusts established by Lucent, was October 1, 1996. After the completion of the IPO, AT&T owned 82.4% of the outstanding shares of Lucent's common stock. On September 30, 1996, AT&T distributed all of its shares in Lucent to AT&T shareowners of record as of September 17, 1996.

    The 1995 and 1994 consolidated financial statements of Lucent reflect the results of operations, financial position and cash flows of the operations transferred to Lucent from AT&T in the Separation. Accordingly, Lucent's 1995 and 1994 consolidated financial statements have been carved out from the financial statements of AT&T using the historical results of operations and historical basis of the assets and liabilities of the business. Additionally, the consolidated financial statements of Lucent include certain assets, liabilities, revenues and expenses which were not historically recorded at the level of, but are primarily associated with, the business. Management believes the assumptions underlying Lucent's financial statements for 1995 and 1994 are reasonable.

     The 1995 and 1994 financial statements, however, may not necessarily reflect the results of operations or financial position of Lucent in the future, or what the results of operations or financial position would have been had Lucent been a separate, stand-alone entity.

VARIABILITY IN THE BUSINESS
Lucent's sales are highly seasonal. Many of Lucent's large customers have historically delayed a disproportionate percentage of their capital expenditures until the fourth quarter of the calendar year. Lucent has placed an increased focus on the completion of software releases by mid-year to allow for commercial availability and delivery in the fourth quarter of the calendar year. These software releases require significant research and development expenditures early in the year, with minimal offsetting revenues, but are key contributors to Lucent's profits during the fourth quarter of the calendar year. Additionally, sales of consumer products are generally stronger in the fourth quarter, corresponding to holiday buying.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

BUSINESS SEASONALITY CHART - QUARTERLY REVENUES - (IN BILLIONS OF DOLLARS)

BUSINESS SEASONALITY -- QUARTERLY REVENUES
(DOLLARS IN MILLIONS)
        4th Quarter 1994          $6,272
        1st Quarter 1995           4,159
        2nd Quarter 1995           5,083
        3rd Quarter 1995           4,744
        4th Quarter 1995           7,427
        1st Quarter 1996           4,577
        2nd Quarter 1996           5,364
        3rd Quarter 1996           5,918

There are a number of factors that contribute to variability in Lucent's business. This variability can produce wide fluctuations in revenues and earnings quarter to quarter, and in some cases year to year. Variability is not a new trend and Lucent expects it to continue, and possibly intensify.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

         The growing competitive pressures among network operators, along with the increase in software revenues, have resulted in an increasing trend toward seasonality. Consequently, Lucent's results of operations for the first three quarters of each calendar year historically have, in the aggregate, been significantly less profitable than the fourth quarter. Lucent has reported net losses in the first quarter of each calendar year.

         In recent years, the purchasing behavior of Lucent's large customers has increasingly been characterized by the use of fewer, larger contracts. This trend is expected to intensify, and contributes to the variability of Lucent's results. Such larger purchase contracts typically involve longer negotiating cycles, require the dedication of substantial amounts of working capital and other resources, and in general require investments which may substantially precede recognition of associated revenues. Moreover, in return for larger, longer-term purchase commitments, customers often demand more stringent acceptance criteria which can also cause revenue recognition delays, as well as financing from Lucent. Certain multi-year contracts may involve new technologies which may not have been previously deployed on a large-scale commercial basis. Lucent may incur significant initial cost overruns and losses on such contracts which would be recognized in the quarter in which they became ascertainable. Further, profit estimates on such contracts are revised periodically over the lives of the contracts, and such revisions can have a significant impact on reported earnings in any one quarter.

         To manage this fluctuation caused by the buying behaviors of large customers, Lucent continues to seek out new types of customers both in the United States and internationally, such as competitive access providers, cable television network operators and computer manufacturers.

         Lucent continues to face significant competition in its markets and expects that the level of competition on pricing and product offerings will intensify. Lucent expects that new competitors will enter its markets as a result of the combined impact of global expansion by foreign and domestic competitors as well as continued changes in technology and public policy. Lucent's business leaders continuously assess the Company's resource needs and redirect them as necessary to address market conditions and to reduce costs. Such steps can include closing and consolidating facilities, disposing of assets, reducing workforce levels or withdrawing from markets.

         In February 1996, Lucent acquired several manufacturing and other operations of certain subsidiaries of Philips Electronics NV ("Philips"), primarily in Germany and France. The acquisition was designed to permit Lucent to expand its global line of systems which support non-United States standards for mobile and fixed wireless access and digital optical transport. Lucent also purchased Agile Networks ("Agile") in October 1996 to offer enhanced capabilities to business customers in managing their multimedia networks more effectively. Agile's advanced intelligent data switching products support Ethernet as well as emerging asynchronous transfer mode ("ATM") technology. Agile also offers "virtual local area network" software. Lucent is in the process of determining the allocation of the purchase price. Additionally, 1996 included businesses Lucent has sold or plans to dispose of by the end of the calendar year (the results of such operations are not material to the consolidated financial statements). For example, Lucent sold its Paradyne business in July 1996 and signed a letter of intent to sell its interconnect products business.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
                (Dollars in Millions, Except Per Share Amounts)

                                 ------------------------------------------------------------------------
FIVE YEAR SUMMARY                   Nine Months Ended                                         Year Ended
(Unaudited)                             September 30,                                        December 31,
---------------------------------------------------------------------------------------------------------
                                     1996        1995          1995(1)      1994        1993         1992

RESULTS OF OPERATIONS
Revenues                         $ 15,859    $ 13,986      $ 21,413     $ 19,765    $ 17,734     $ 17,312
Gross margin                        6,569       6,143         8,468        8,428       7,646        6,929
Operating income(loss)                487         434        (1,000)         971         669          404
Income(loss) before cumulative
 effects of accounting changes        224         150          (867)         482         430          179
Cumulative effects of
 accounting change                    -           -             -            -        (4,208)         -
Net income(loss)                      224         150          (867)         482      (3,778)         179
Earnings per common share -
 Historical(2)                       0.38        0.28         (1.65)         n/a         n/a          n/a
Earnings per common share -
 Pro Forma(3)                        0.35        0.24         (1.36)         n/a         n/a          n/a
Dividends per common share           0.15         -             -            n/a         n/a          n/a

FINANCIAL POSITION

Total assets                     $ 22,626    $ 18,219      $ 19,722     $ 17,340    $ 17,109     $ 14,466
Working capital                     2,068         188          (384)         246       1,773       (1,719)
Total debt                          3,997       4,192         4,014        3,164       3,195        3,942
Shareowners' equity                 2,686       2,783         1,434        2,476       2,580        3,098

OTHER INFORMATION

Sales, general and
 administrative expenses
 as a percentage of revenues         26.8%       28.9%         33.1%        27.1%       28.3%        27.8%
Research and development
 expenses as a percentage
 of revenues                         11.6        12.0          11.1         10.6        11.1          9.9
Gross margin percentage              41.4        43.9          39.5         42.6        43.1         40.0
---------------------------------------------------------------------------------------------------------


(1) Includes pretax restructuring and other charges of $2,801 ($1,847 after taxes) recorded as $892 of costs, $1,645 of selling, general and administrative expenses and $264 of research and development expenses.

(2) The calculation of earnings per share on a historical basis includes the retroactive recognition to January 1, 1995 of the 524,624,894 shares owned by AT&T.

(3) The calculation of earnings per share on a pro forma basis assumed that all 636,661,931 common shares outstanding on April 10, 1996 were outstanding since January 1, 1995 and gives no effect to the use of proceeds from the IPO.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES


NINE MONTHS ENDED SEPTEMBER 30, 1996 VERSUS NINE
MONTHS ENDED SEPTEMBER 30, 1995

REVENUES
Total revenues increased $1,873 million or 13.4% for the nine-month period of 1996, compared with the same period of 1995, primarily due to gains in sales from Systems for Network Operators, Microelectronic Products and Business Communications Systems. The overall revenue growth was partially offset by the expected decline in revenues from Consumer Products due to the closing of the Phone Center Stores, discontinuance of unprofitable product lines and the decreased telephone rental revenues. Revenue growth continued to be generated both from sales in the United States and internationally (including exports). International revenues represented 23.1% of total revenues in 1996 compared with 20.7% of total revenues in 1995. The following table presents Lucent's revenues by product line, and the related approximate percentage of total revenues for the nine months ended September 30, 1996 and 1995 (1995 has been restated to align intellectual property and other service revenues with Lucent's operating units):

                                                       Nine Months Ended
                                                           September 30,
------------------------------------------------------------------------
  (Dollars in Millions)                        1996                 1995
------------------------------------------------------------------------
Systems for Network Operators     $ 8,637        54%   $ 6,914        49%
Business Communications Systems     3,983        25      3,710        27
Microelectronic Products            1,756        11      1,420        10
Consumer Products                     880         6      1,238         9
Other Systems and Products            603         4        704         5
Total                             $15,859       100%   $13,986       100%
========================================================================

         Revenues from Systems for Network Operators increased $1,723 million or 24.9% compared with the same period in 1995. The increase was driven by higher sales of switching, transmission, fiber-optic cable products and professional services. Demand for those products was driven by second line subscriber growth and customer demand for continued network upgrades. In 1996, a contract was signed with ICG Communications, Inc. to supply the latest advanced telecommunications products and services. This is an example of Lucent's product offerings to alternative network access providers which will support the expansion and enhancement of their networks.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

         Software sales increased $117 million or 15.0% compared with the same period in 1995. For 1996, sales of wireless infrastructure increased $69 million or 6.4 % compared to the same period in 1995. In July 1996, Lucent signed a contract with Cox California PCS, Inc. ("Cox") for the purchase of personal communications services ("PCS") network equipment and services. The system being built by Cox will integrate its existing cable infrastructure with PCS networks, using the Code Division Multiple Access ("CDMA") technology. Lucent expects to recognize revenue related to its digital PCS contracts in subsequent periods.

         Sales from Systems for Network Operators in the United States increased 23.4% and international revenues increased 29.6% compared with the same period in 1995. The revenue increase in the United States was led by sales to AT&T and the Regional Bell Operating Companies, partially offset by a revenue decrease resulting from Lucent's exit from the copper cable business in 1995. Increased sales of infrastructure systems and services continue to drive international revenue growth in the Asia/Pacific and Europe/Middle-East/Africa regions. In addition, the international revenue increase includes approximately $298 million in revenue resulting from the acquisition of Philips. International revenues represented 24.8% of revenues from Systems for Network Operators in the nine-month period of 1996 compared with 23.9% in the same period of 1995.

         Lucent continues to focus resources on marketing CDMA technology. This latest technology has shown acceptance in both the international and domestic markets. Recently, Lucent has made progress in the buildout of CDMA infrastructure for PrimeCo Personal Communications LP. During the first quarter of 1996, Lucent was awarded a contract from Sprint Spectrum Holdings LP ("SSLP") to supply equipment and services for approximately 60% of SSLP's market areas for its nationwide PCS wireless network over a five-year period.

         Revenues from Business Communications Systems increased $273 million or 7.4% compared with the same period in 1995. This increase was primarily due to higher sales in the United States and internationally, partially offset by the continued erosion of the rental base. The revenue growth in the United States was led by sales of DEFINITY(R) products, SYSTIMAX(R) structured wiring systems and INTUITY(TM) voice messaging products as well as higher revenue from call centers and maintenance contracts. International revenues increased by 24.7%, reflecting growth in all international regions.

--------------------------------------
(R)  Registered trademark of Lucent
(TM) Trademark of Lucent

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     Sales of Microelectronic Products increased $336 million or 23.7% compared with the same period in 1995 due to higher sales of digital signal processors ("DSPs") and application specific integrated circuits ("ASICs") to original equipment manufacturers ("OEMs"), both internationally and in the United States. Domestic revenues increased 14.7% compared to the period in 1995, led by sales to OEMs. The growth in international revenues of 34.6% was driven by continued strength of DSPs and ASICs sales in the Asia/Pacific region. International revenues represented 49.0% of the Microelectronic Products sales for the nine-month period of 1996. In 1996, Microelectronic Products revenue growth exceeded the growth rate reported by the semiconductor industry for microprocessors. Microelectronic Products has been successful in focusing its resources in those areas of the semiconductor industry that are experiencing the highest growth rates and building products that are least exposed to the cyclical nature of the semiconductor industry.

         In August 1996, Lucent signed a letter of intent to sell its interconnect products business to Hicks, Muse, Tate and Furst Incorporated of Dallas ("HMT&F Inc"), subject to certain conditions. In connection with the sale, Lucent would enter into a contract to purchase products from HMT&F Inc over a several year period.

         Revenues from Consumer Products decreased $358 million or 28.9% compared with the same period in 1995. The expected decline in revenues was primarily due to the decrease in product sales resulting from the closing of the Phone Center Stores, the discontinuance of unprofitable product lines and the decrease in telephone rentals. Consumer Products will continue to distribute its products through retailers.

         Revenues from Other Systems and Products decreased $101 million or 14.3% compared with the same period in 1995. These revenues include sales from the Paradyne subsidiary sold in July 1996 as well as the custom manufacturing systems business, which Lucent expects to sell by the end of 1996.

COSTS
Total costs increased $1,447 million or 18.4% in 1996 compared with the same period in 1995 due primarily to higher sales volumes. As a percentage of revenue, gross margin declined to 41.4% from 43.9% in the year-ago period. This gross margin decline was due to changes in the mix of revenues, erosion of high margin rental revenues and lower margins on Philips' products. The revenue mix reflected a higher proportion of hardware sales and a higher proportion of revenues from contracts accounted for on a percentage of completion basis ("POC"). Under POC accounting, direct contract expenditures are accounted for as costs and not operating expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

OPERATING EXPENSES
Selling, general and administrative expenses increased $207 million or 5.1% compared with the same period in 1995. Included are approximately $160 million due to expenditures associated with start-up related costs such as advertising and creating a new information systems infrastructure, as well as the additional expenses resulting from the consolidation of Philips' financial results.

         Selling, general and administrative expenses were 26.8% of revenues for the nine-month period of 1996 compared with 28.9% of revenues for the same period last year.

         Research and development expenses increased $166 million or 9.9% compared with the same period in 1995. Research and development expenses represented 11.6% of revenues for the nine-month period of 1996 compared with 12.0% of revenues for the same period in 1995.

OTHER INCOME AND PROVISION FOR INCOME TAXES
Other income -- net increased $54 million compared with the same period in 1995. The increase was primarily due to interest income on short-term investments.

         The effective income tax rate of 39.0% for the nine-month period of 1996 decreased from 40.2% in the same period of 1995, primarily due to increased federal research tax credits.

CASH FLOWS
Cash from operating activities increased compared with the same period in 1995 due to an increase in prepayments from customers. Additionally, inventory in 1996 remained relatively level versus the buildup reported in 1995. These activities were offset by AT&T's retention of $2,000 million of accounts receivable in 1996.

         Cash payments of $456 million related to business restructuring were made during the nine months of 1996. The September 30, 1996 remaining balance will result in future cash payments over the next two years. Of the 22,000 employee separations announced as part of the 1995 business restructuring, approximately 11,400 people left the workforce as of September 30, 1996. In addition, approximately 1,000 employees left Lucent's workforce as part of the sale of Paradyne. Actual experience in employee separations, combined with redeployment of employees into other areas of the business, has resulted in lower separation costs than originally anticipated. Lucent anticipates that approximately 70% of the total expected employee separations will be complete by the end of December 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

         The increase in cash used in investing activities was largely the result of the Philips acquisition and higher capital expenditures compared with the same period in 1995. Capital expenditures, the largest component, were $939 million and $784 million for the nine-month periods ended September 30, 1996 and 1995, respectively. These expenditures related to the expansion of manufacturing capacity of Microelectronic Products and the necessary expansion of various other facilities.

         Cash provided by financing activities increased primarily due to the proceeds from the IPO in 1996 compared with the same period in 1995.

         In 1995, Lucent relied on AT&T to provide financing for its operations. Cash flows from financing activities in 1995 principally reflect changes in Lucent's assumed capital structure. These cash flows are not necessarily indicative of the cash flows from financing activities that would have resulted if Lucent was a stand-alone entity.

TWELVE MONTHS ENDED DECEMBER 31, 1995 VERSUS TWELVE MONTHS ENDED DECEMBER 31,
1994

REVENUES

For 1995, Lucent reported a net loss of $867 million, reflecting $2,801 million ($1,847 million after taxes) of restructuring and other charges. Excluding the charges, net income was $980 million, an increase of $498 million compared with 1994. The following table presents Lucent's revenues by product line, and the related approximate percentage of total revenues for 1995 and 1994 (1995 has been restated to align intellectual property and other service revenues with Lucent's operating units):

                                                    Twelve Months Ended
                                                            December 31,
------------------------------------------------------------------------
(Dollars in Millions)                          1995                 1994
------------------------------------------------------------------------
Systems for Network Operators     $11,469        54%   $10,841        55%
Business Communications Systems     5,236        25      4,557        23
Microelectronic Products            1,979         9      1,461         7
Consumer Products                   1,789         8      1,924        10
Other Systems and Products            940         4        982         5
Total                             $21,413       100%   $19,765       100%
========================================================================

         Revenues grew in Lucent's three largest product lines in 1995 compared with 1994, causing total revenues to increase $1,648 million or 8.3%. Growth in revenues from customers outside the United States (international and export) provided 74.5% of the increase in revenues. International revenues (which include export revenues) represented 23.3% of total revenues in 1995 compared with 19.1% of total revenues in 1994.

         Revenues from Systems for Network Operators were $11,469 million, an increase of $628 million or 5.8% in 1995 compared with 1994. Sales of wireless infrastructure to network operators accounted for approximately 15% of total sales to network operators. Sales in the United States were essentially flat, which was caused by delays in spending by network operators and their growing reluctance to purchase from AT&T, a potential competitor. However, domestic sales of wireless infrastructure increased approximately 19%.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

         Revenues from Systems for Network Operators outside the United States increased approximately 28% in 1995 compared with 1994. These increases were primarily due to increases in sales of wireless infrastructure of approximately 14% and increases in sales of switching and transmission systems, including software, of approximately 22%.

         Revenues from Business Communications Systems of $5,236 million increased $679 million or 14.9% in 1995 compared with 1994, primarily due to strong United States and international product sales growth. Service revenues increased due to growth in maintenance contracts. United States revenues grew approximately 12%, primarily due to increased sales of DEFINITY(R) products, including upgrades, and sales of INTUITY(TM) voice messaging products. This increase was offset in part by the continuing decline in the rental base of approximately $84 million. International revenues grew approximately 36%, primarily due to sales of Lucent's SYSTIMAX(R) structured cabling systems and higher sales of private branch exchanges and call centers through international distributors.

         Sales of Microelectronic Products of $1,979 million increased $518 million or 35.5% in 1995 compared with 1994, due to higher sales of ASICs both inside and outside the United States. Most of this growth resulted from sales to customers outside the United States.

         Revenues from Consumer Products were $1,789 million, a decline of $135 million or 7.0% in 1995 compared with 1994. Included in these revenues were $425 million in sales through the Phone Center Stores, which Lucent closed in 1996. The decrease in 1995 revenues was primarily due to the expected continuing decline in the customer base for rental revenues for telephones and declines in product sales related to discontinued product lines, partially offset by strong consumer demand for cordless telephones.

         Revenues from Other Systems and Products sales of $940 million in 1995 decreased $42 million or 4.3% compared with 1994.

COSTS
Costs of $12,945 million increased $1,608 million or 14.2% in 1995 compared with 1994. Excluding the restructuring and other charges of $892 million, costs grew $716 million or 6.3%, reflecting the higher volume of sales and services. Gross margin decreased to 39.5% in 1995 from 42.6% in 1994, due to restructuring and other charges. Excluding these charges, gross margin increased to 43.7% in 1995 due to increased sales of higher margin software products to network operators, offset in part by the erosion of high margin rental revenues.

OPERATING EXPENSES
Selling, general and administrative expenses of $7,083 million increased $1,723 million or 32.1% in 1995 compared with 1994. This increase was due to $1,645 million in restructuring and other charges and increased spending on sales and sales support efforts, including expenses relating to growth in international revenues. Selling, general and administrative expenses were 33.1% of revenues in 1995, an increase from 27.1% of revenues in 1994, reflecting the restructuring charges. These restructuring charges were principally related to the reduction in personnel in administrative and corporate support functions and at Phone Center Stores. Excluding the charges, selling, general and administrative expenses were 25.4% of revenues in 1995, reflecting cost containment efforts.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

         Research and development expenses of $2,385 million increased $288 million or 13.7% in 1995 compared with 1994. This increase was due to restructuring charges of $264 million (principally related to the reduction in administrative support functions at Bell Labs and disposal of research and development assets related to changing technologies), as well as development work associated with software, wireless access and type approval, and certification of products for local markets. Research and development expenses represented 11.1% of revenues in 1995 compared with 10.6% of revenues in 1994. Excluding the charges, research and development expenses represented 9.9% of revenues in 1995.

OTHER INCOME, INTEREST EXPENSE AND PROVISION FOR INCOME TAXES
Other income -- net increased $81 million to $164 million in 1995 compared with 1994, primarily due to gains on investments in 1995.

         Interest expense in 1995 was $302 million, an increase of $32 million or 12% compared with 1994. The increase was due to higher average debt levels in 1995 compared with 1994. The average borrowings assumed to be outstanding in 1995 increased to approximately $3,589 million from approximately $3,179 million in 1994.

         The effective income tax rate of 23.8% in 1995 decreased from 38.5% in 1994, primarily due to the nondeductibility of certain 1995 restructuring and other charges, which resulted in a net loss for 1995.

CASH FLOWS
Lucent's cash from operations decreased in 1995 compared with the same period in 1994. The decline in cash provided by operations in 1995 was primarily due to the higher accounts receivable balance at year-end 1995, reflecting significantly higher calendar year fourth quarter sales, and higher inventory balances, as work in process for long-term contracts increased.

         Cash used in investing activities increased in 1995 compared with the same period in 1994 primarily because of the increase in capital expenditures. In 1995, capital expenditures included construction of a new facility to consolidate Lucent's operations and expansion of manufacturing capacity for ASICs and wireless equipment.

         Net cash provided by financing activities increased in 1995 compared with the same period in 1994. Lucent historically had relied on AT&T to provide financing for its operations. Cash flows from financing activities reflected the changes required to maintain its assumed capital structure. These cash flows were not necessarily indicative of the cash flows from financing activities that would have resulted if Lucent was a stand-alone entity.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Total assets as of September 30, 1996, increased $2,904 million or 14.7% from year-end 1995, largely as a result of the cash generated from Lucent's IPO and a $500 million cash advance received from AT&T. Higher inventory levels also contributed to the increase in total assets compared with year-end 1995. These increases were partially offset by a decline in accounts receivable. At December 31, accounts receivable are historically at their highest levels and inventory levels are historically at their lowest.

     Working capital, defined as current assets less current liabilities, increased $2,452 million from year-end primarily resulting from the cash generated from the IPO and the repayment of commercial paper with the net proceeds from the issuance of long-term debt. The increase would have been greater, if not for the retention of $2,000 million of customer accounts receivable by AT&T.

         The fair value of Lucent's pension plan assets is greater than the projected pension obligations. Lucent records pension income when the expected return on plan assets plus amortization of the transition asset is greater than the interest cost on the projected benefit obligation plus service cost for the year. Consequently, Lucent continued to have pension income that added to the prepaid pension costs in 1996.

         Payroll and benefit-related liabilities decreased $534 million primarily due to separation payments associated with the workforce reduction.

         The increase in shareowners' equity resulted primarily from the IPO proceeds of $2,887 million offset by the retention by AT&T of $2,000 million of customer accounts receivable.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

         Lucent filed a registration statement on Form S-3, which became effective on April 3, 1996, to register the offering from time to time of up to $3,500 million of debt securities. On July 22, 1996, Lucent issued $1,500 million of long-term debt to pay down a portion of its commercial paper. Lucent expects that, over time, it may replace all or part of the outstanding commercial paper with short- or long-term borrowings as market conditions permit. Lucent maintains $6,000 million in credit facilities (a portion of which is used to support Lucent's commercial paper program) that were unused at September 30, 1996. Lucent also maintains lines of credit with primarily foreign banks totaling approximately $430 million. At September 30, 1996, $267 million of these foreign lines of credit were unused. Future financings will be arranged to meet Lucent's requirements with the timing, amount and form of issue depending on the prevailing market and general economic conditions. Lucent anticipates that borrowings under its bank credit facilities, the issuance of additional commercial paper, cash generated from operations and short- and long-term debt financings will be adequate to satisfy its future cash requirements, although there can be no assurance that this will be the case.

         Lucent entered into a credit agreement in October 1996 to provide SSLP long-term financing of $1,800 million for purchasing equipment and services for its PCS network. Loans made under this credit agreement defer any principal payment for up to four years. Repayment of principal will occur over a subsequent five-year period. Payment of quarterly interest on each borrowing may be deferred at the borrower's option for up to two years. Lucent is currently discussing with financial institutions potential alternatives to sell loans it may make under the credit agreement, which will depend, among other things, on the market conditions and requirements at the time.

         Network operators, domestically and internationally, have increasingly required their suppliers to arrange or provide long-term financing for them as a condition to obtaining or bidding on infrastructure projects. These projects may require financing in amounts ranging from modest sums to over a billion dollars. Lucent is proposing, and commiting, to provide financing where appropriate for its business, in addition to the SSLP credit agreement discussed above.

         Lucent believes that it will be able to access the capital markets on terms and in amounts that will be satisfactory, and that it will be able to obtain bid and performance bonds, to arrange or provide customer financing as necessary, and to engage in hedging transactions on commercially acceptable terms, although there can be no assurance that this will be the case.

         In the normal course of business, Lucent uses various financial instruments, including derivative financial instruments, for purposes other than trading. Derivative financial instruments are not entered into for speculative purposes. Lucent's derivative financial instruments include foreign currency exchange contracts. Lucent's nonderivative financial instruments include letters of credit, commitments to extend credit, and guarantees of debt.

         By their nature, all such instruments involve risk, including market risk and the credit risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized in the balance sheet. All of Lucent's foreign currency exchange contracts are hedges against specific exposures. In foreign exchange contracts, Lucent assumed the risk from the possible inability of counterparties to meet the terms of their contracts; however, management believes this risk to be remote since the counterparties to these contracts are major international institutions. Lucent controls its exposure to credit risk associated with its financial instruments through credit approvals, credit limits and monitoring procedures. At September 30, 1996, in management's opinion, Lucent did not have any significant exposure to any individual customer or counterparty, nor did Lucent have any major concentration of credit risk related to any financial instrument.

         The ratio of total debt to total capital (debt plus equity) was 59.8% at September 30, 1996 compared with 63.3% on a pro forma basis at December 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

OTHER

One of Lucent's multi-year contracts is with Pacific Bell for the provision of a broadband network based on hybrid fiber-coaxial cable technology. In July 1996, Lucent and Pacific Bell agreed to modify the terms of the contract so as to resolve issues and potential claims which may have arisen due to implementation difficulties and cost overruns under the contract. Lucent's consolidated financial statements include reserves to reflect these contract modifications. Lucent will continue to assess the adequacy of these reserves.

         On July 26, 1996, as part of the corporate restructuring efforts, Lucent signed a long-term contract turning over a significant portion of the day-to-day operations and management of its information technology and production application work to ISSC, an IBM subsidiary. Implementation of the multi-year contract became effective July 1, 1996. This outsourcing contract covers work such as the operation of Lucent's mainframe data centers, computer maintenance and installation, desktop computer support (including help desk functions), most production system applications maintenance and some applications development.

         Lucent's current and historical operations are subject to a wide range of environmental protection laws. In the United States, these laws often require parties to fund remedial action regardless of fault. Lucent has remedial and investigatory activities underway at 46 current and former facilities. In addition, Lucent was named a successor to AT&T as a potentially responsible party ("PRP") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes. Under the Separation and Distribution Agreement, among AT&T, Lucent and NCR Corporation ("NCR") dated as of February 1, 1996, and amended and restated as of March 29, 1996 ("Separation and Distribution Agreement"), Lucent is responsible for all liabilities primarily resulting from or related to the operation of Lucent's business as conducted at any time prior to or after the Separation including related businesses discontinued or disposed of prior to the Separation, and Lucent's assets including, without limitation, those associated with these sites. In addition, under the Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities paid out in excess of certain amounts by AT&T and NCR, including environmental liabilities.

         It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Lucent records an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Management expects that the amounts reserved will be paid out over the period of remediation for the applicable site which ranges from 5 to 30 years. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily upon internal or third party environmental studies, and estimates as to the number, participation level and financial viability of any other PRPs, the extent of the contamination and the nature of required remedial actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for in Lucent's consolidated financial statements in respect to environmental reserves are the gross undiscounted amount of such reserves, without deductions for insurance or third party indemnity claims. In those cases where insurance carriers or third party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the financial statements. Although Lucent believes that its reserves are adequate, there can be no assurance that the amount of capital and other expenditures, which will be required relating to remedial actions and compliance with applicable environmental laws, will not exceed the amounts reflected in Lucent's reserves or will not have a material adverse effect on Lucent's financial condition, results of operations or cash flows. Any amounts of environmental costs that may be incurred in excess of those provided for at September 30, 1996 cannot be determined.

MANAGEMENT'S DISCUSSION AND ANALYSIS   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

FORWARD-LOOKING STATEMENTS
This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which Lucent operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Lucent undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Future Factors include increasing price and product/service competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost effective basis; the mix of products/services; the achievement of lower costs and expenses; domestic and foreign governmental and public policy changes including environmental regulations; protection and validity of patent and other intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in increasing use of large, multi-year contracts; the cyclical nature of Lucent's business; the outcome of pending and future litigation and governmental proceedings and continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support Lucent's future business. These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and other Future Factors.


RECENT PRONOUNCEMENTS
In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Standard provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. For Lucent, this Standard will be effective in the second quarter of the new fiscal year 1997. The adoption of this Standard is not expected to impact Lucent's consolidated results of operations, financial position or cash flows.

REPORT OF MANAGEMENT

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

Management is responsible for the preparation of Lucent Technologies Inc.'s consolidated financial statements and all related information appearing in this Annual Report. The financial statements and notes have been prepared in conformity with generally accepted accounting principles and include certain amounts which are estimates based upon currently available information and management's judgment of current conditions and circumstances.

         To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations - including the possibility of circumvention or overriding of controls - and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent public accountants and the internal auditors.

         The Audit and Finance Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors and the independent auditors to review the manner in which these groups of individuals are performing their responsibilities and to carry out the Audit and Finance Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Periodically, both the internal auditors and the independent auditors meet privately with the Audit and Finance Committee and have access to its individual members.

         Lucent engaged Coopers & Lybrand L.L.P., independent public accountants, to audit the consolidated financial statements in accordance with generally accepted auditing standards, which include consideration of the internal control structure. Their report appears on this page.



/s/ Henry B. Schacht            /s/ Donald K. Peterson
------------------------        -------------------------
Henry B. Schacht                Donald K. Peterson
Chairman of the Board,          Executive Vice President,
Chief Executive Officer         Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners of Lucent Technologies Inc.:

We have audited the consolidated balance sheets of Lucent Technologies Inc. and subsidiaries as of September 30, 1996 and December 31, 1995 and the related consolidated statements of income, changes in shareowners' equity, and cash flows for the nine-month period ended September 30, 1996 and the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lucent Technologies Inc. and subsidiaries as of September 30, 1996 and December 31, 1995, and the consolidated results of their operations, changes in their shareowners' equity, and their cash flows for the nine-month period ended September 30, 1996 and the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
----------------------------
Coopers & Lybrand L.L.P.
1301 Avenue of the Americas
New York, New York
October 24, 1996

CONSOLIDATED STATEMENTS OF INCOME      LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars in Millions, Except Per Share Amounts)

                                     -----------------   --------------------
                                     Nine Months Ended            Year Ended
                                         September 30,           December 31,
-----------------------------------------------------------------------------
                                       1996       1995       1995        1994
                                             Unaudited
-----------------------------------------------------------------------------
REVENUES                           $ 15,859   $ 13,986   $ 21,413    $ 19,765

COSTS                                 9,290      7,843     12,945      11,337

GROSS MARGIN                          6,569      6,143      8,468       8,428

OPERATING EXPENSES
Selling, general
  and administrative                  4,244      4,037      7,083       5,360
Research and development              1,838      1,672      2,385       2,097
Total operating expenses              6,082      5,709      9,468       7,457

OPERATING INCOME(LOSS)                  487        434     (1,000)        971
Other income - net                       96         42        164          83
Interest expense                        216        225        302         270
INCOME (LOSS) BEFORE INCOME TAXES       367        251     (1,138)        784
Provision(benefit) for
   income taxes                         143        101       (271)        302

NET INCOME(LOSS)                   $    224   $    150   $   (867)   $    482
Weighted average common shares
 outstanding (millions)               595.9      524.6      524.6         n/a

EARNINGS(LOSS) PER COMMON SHARE    $   0.38   $   0.28   $  (1.65)        n/a

DIVIDENDS PER COMMON SHARE         $   0.15   $   --     $   --           n/a


See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS            LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars in Millions, Except Per Share Amount)

                                               -------------     ------------
                                                SEPTEMBER 30,     December 31,
------------------------------------------------------------------------------
                                                    1996             1995
------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                       $   2,241         $    448
Accounts receivable less
  allowances of $273 in 1996 and
  $248 in 1995                                      4,914            5,354
Inventories                                         3,288            2,851
Contracts in process (net of progress
 billings of $708 in 1996 and
 $355 in 1995)                                        505              371
Deferred income taxes - net                         1,617            1,482
Other current assets                                  216              173
TOTAL CURRENT ASSETS                               12,781           10,679

Property, plant and equipment, net                  4,687            4,338
Prepaid pension costs                               2,828            2,522
Deferred income taxes - net                           979              872
Capitalized software development costs                362              387
Other assets                                          989              924

TOTAL ASSETS                                     $ 22,626         $ 19,722

LIABILITIES
Accounts payable                                 $  1,900         $  1,229
Payroll and benefit-related
  liabilities                                       2,492            3,026
Postretirement and postemployment
  benefit liabilities                                 220              227
Debt sharing amount in anticipation of
 the assumption of the Commercial
 Paper Program                                          -            3,842
Debt maturing within one year                       2,363               49
Other current liabilities                           3,738            2,690

TOTAL CURRENT LIABILITIES                          10,713           11,063

Postretirement and postemployment
  benefit liabilities                               5,642            5,569
Long-term debt                                      1,634              123
Other liabilities                                   1,951            1,533

TOTAL LIABILITIES                                $ 19,940         $ 18,288

Commitments and contingencies

SHAREOWNERS' EQUITY
Common stock - par value $.01 per share
 Authorized shares: 3,000,000,000
 Issued and outstanding shares:
 636,662,634 at September 30, 1996;
 1,000 at December 31, 1995                      $      6         $      -
Additional paid-in capital                          2,595            1,406
Guaranteed ESOP obligation                           (106)               -
Foreign currency translation                          (16)              28
Retained earnings                                     207                -

TOTAL SHAREOWNERS' EQUITY                        $  2,686         $  1,434

TOTAL LIABILITIES AND
 SHAREOWNERS' EQUITY                              $22,626          $19,722

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

                                     LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars in Millions)


                                       -----------------         -----------------------
                                       Nine Months Ended                      Year Ended
                                            September 30,                    December 31,
----------------------------------------------------------------------------------------
                                             1996                   1995            1994
----------------------------------------------------------------------------------------
COMMON STOCK
 Balance at beginning of period           $     -                 $     -         $    -
 Issuance of 1,000 shares                       -                       -              -
 Issuance of 524,623,894 shares                 5                       -              -
 Issuance of 112,037,037 shares                 1                       -              -
 Issuance of 703 shares                         -                       -              -
 Balance at end of period                       6                       -              -

ADDITIONAL PAID-IN CAPITAL
 Balance at beginning of period             1,406                       -              -
 Issuance of 112,037,037 shares             2,881                       -              -
 Loss from 1/1/96 through 1/31/96             (72)                      -              -
 Dividends declared                            (7)                      -              -
 Accounts receivable holdback
  by AT&T                                  (2,000)                      -              -
 Unrealized gain on investments                15                       -              -
 Acceptance of ESOP                           120                       -              -
 Other contributions from AT&T                252                   1,406              -
 Balance at end of period                   2,595                   1,406              -

GUARANTEED ESOP OBLIGATION
 Balance at beginning of period                 -                       -              -
 Acceptance of ESOP                          (120)                      -              -
 Amortization of ESOP obligation               14                       -              -
 Balance at end of period                    (106)                      -              -

FOREIGN CURRENCY
  TRANSLATION ADJUSTMENTS
 Balance at beginning of period                28                      92            (10)
 Translation adjustments                      (44)                    (64)           102
 Balance at end of period                     (16)                     28             92

SHAREOWNER'S NET INVESTMENT
 Balance at beginning of period                 -                   2,384          2,590
 Net income(loss)                               -                    (867)           482
 Transfers to AT&T                              -                    (111)          (688)
 Transfer to additional paid-in capital         -                  (1,406)             -
 Balance at end of period                       -                       -          2,384

RETAINED EARNINGS
 Balance at beginning of period                 -                       -              -
 Net income from 2/1/96
  through  9/30/96                            296                       -              -
 Dividends declared                           (89)                      -              -
 Balance at end of period                     207                       -              -

TOTAL SHAREOWNERS' EQUITY                 $ 2,686                 $ 1,434         $2,476

See Notes to Consolidated Financial Statements.

Lucent has 250 million authorized shares of preferred stock at $1 par value.

No preferred stock is currently issued or outstanding.

CONSOLIDATED STATEMENTS OF CASH FLOWS LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES (Dollars in Millions)

                                   --------------------  -------------------
                                      Nine Months Ended           Year Ended
                                          September 30,         December 31,
----------------------------------------------------------------------------
                                     1996          1995      1995       1994
                                              Unaudited
----------------------------------------------------------------------------

OPERATING ACTIVITIES:
Net income(loss)                    $   224    $   150    $  (867)   $   482
Adjustments to reconcile
 net income(loss)
  to net cash provided by
 (used in)operating activities:
    Business restructuring charge       (98)       -        2,613        -
    Asset impairment
     and other charges                  105        -          188        -
    Depreciation and amortization       937      1,104      1,493      1,311
    Provision for uncollectibles         54         50         69         83
    Deferred income taxes              (251)        92       (653)       338
    (Increase) decrease in
     accounts receivable             (1,506)       405     (1,203)      (159)
    (Increase) in inventories
     and contracts in process          (524)    (1,304)    (1,089)       (26)
    Increase (decrease) in
     accounts payable                   629       (121)       271        291
    Changes in other operating
     assets and liabilities             537       (744)      (241)      (564)
    Other adjustments for
     noncash items - net               (111)      (137)      (103)      (177)
NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES                    (4)      (505)       478      1,579

INVESTING ACTIVITIES:
Capital expenditures                   (939)      (784)    (1,277)      (878)
Proceeds from the sale or
 disposal of property, plant
 and equipment                           15         14        118         15
Purchases of equity investments         (46)       (36)       (86)       (38)
Sales of equity investments             102        -          -          290
Dispositions of businesses,
 net of cash relinquished                58         10         10        119
Acquisitions of businesses,
 net of cash acquired                  (234)       -          -          -
Other investing activities - net        (22)        26       (107)       (75)
NET CASH USED IN INVESTING
 ACTIVITIES                          (1,066)      (770)    (1,342)      (567)

FINANCING ACTIVITIES:
Repayments of long-term debt            (39)       (32)       (46)       (22)
Issuance of long-term debt            1,499        -          -          -
Proceeds of issuance
 of common stock                      2,887        -          -          -
Dividends paid                          (48)       -          -          -
Proceeds of debt sharing
 agreement - net                        -          948        881         53
Transfers from (to) AT&T                 13         92       (111)      (688)
(Increase) decrease in
 short-term borrowings - net         (1,436)        89        -          (84)
NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                 2,876      1,097        724       (741)
                                                                        (CONT'D)

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES (CONT'D)
(Dollars in Millions)

                                   --------------------  -------------------
                                      Nine Months Ended           Year Ended
                                          September 30,         December 31,
----------------------------------------------------------------------------
                                     1996          1995      1995       1994
                                              Unaudited
----------------------------------------------------------------------------

Effect of exchange rate
 changes on cash
 and cash equivalents               $   (13)   $    11    $     8    $    13

Net increase (decrease)
 in cash and
 cash equivalents                     1,793       (167)      (132)       284

Cash and cash equivalents
 at beginning of year                   448        580        580        296

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                   $ 2,241    $   413    $   448    $   580

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

1. BACKGROUND AND BASIS OF PRESENTATION

BACKGROUND
On September 20, 1995, AT&T Corp. ("AT&T") announced its intention to create a separate company comprised of the AT&T operations that are now Lucent Technologies Inc. (the "Separation"). Lucent Technologies Inc. ("Lucent" or the "Company") was incorporated on November 29, 1995 with 1,000 shares of Lucent common stock ("Common Stock"), all of which were owned by AT&T. In February 1996, AT&T began to transfer to Lucent all of the assets and liabilities related to Lucent's operations, except that AT&T retained $2,000 in customer accounts receivable. On April 2, 1996, AT&T obtained an additional 524,623,894 shares of Lucent's Common Stock. On April 10, 1996, Lucent issued 112,037,037 shares in an Initial Public Offering (the "IPO") for $27 per share less underwriting discounts and commissions of $1.05 per share. After the completion of the IPO, AT&T owned 82.4% of the outstanding shares of Lucent's Common Stock. During 1996, there were net asset additions and net liability reductions, aggregating $252 from AT&T. On September 30, 1996, AT&T distributed to its shareowners of record as of September 17, 1996, all of its remaining interest in Lucent (the "Distribution").


BASIS OF PRESENTATION
On July 17, 1996, Lucent changed its year end from December 31 to September 30. The consolidated statements of income, cash flows and changes in shareowners' equity reflect the nine-month transition period ended September 30, 1996 and the historical calendar year results for 1995 and 1994. Lucent began accumulating retained earnings on February 1, 1996, the date on which AT&T began transferring to Lucent the assets and liabilities relating to Lucent's operations.

         The consolidated financial statements for the years ended December 31, 1995 and 1994 reflect the results of operations, changes in shareowner's equity and cash flows, and the financial position as of December 31, 1995 of the business that was transferred to Lucent from AT&T in the Separation (the "Company Business") as if Lucent was a stand-alone entity for these periods. The 1995 and 1994 consolidated financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to the Company Business. The 1995 and 1994 consolidated financial statements also include an allocation of certain AT&T corporate headquarters assets, liabilities and expenses related to the business transferred to Lucent from AT&T in the Separation. Changes in additional paid-in capital and shareowner's net investment in 1995 and 1994 represent AT&T's contribution of its net investment after giving effect to the net income (loss) of Lucent plus net cash transfers to AT&T.

         Management believes the allocations reflected in the 1995 and 1994 consolidated financial statements are reasonable; however, the costs of the corporate services allocated to Lucent are not necessarily indicative of the costs that would have been incurred if Lucent had performed these functions as a stand-alone company. The 1995 and 1994 financial statements may not necessarily reflect the consolidated results of Lucent's operations, financial position, changes in shareowner's equity or cash flows in the future or what they would have been had Lucent been a separate, stand-alone company during such periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

ACQUISITION
In February 1996, Lucent acquired several manufacturing and other operations of certain subsidiaries of Philips Electronics NV ("Philips"), primarily in Germany and France, for $234. The acquisition was accounted for using the purchase method of accounting and Philips' results have been included in Lucent's consolidated results of operations since February 1996.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include all majority-owned subsidiaries of Lucent. Investments in which Lucent exercises significant influence, but which it does not control (generally a 20% - 50% ownership interest), are accounted for under the equity method of accounting. Investments in which Lucent has less than a 20% ownership interest are accounted for under the cost method of accounting. All material intercompany transactions and balances have been eliminated.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowance for uncollectible accounts receivable, inventory obsolescence, product warranty, depreciation, employee benefit plans, taxes, restructuring reserves and contingencies, among others.

EARNINGS PER COMMON SHARE
Earnings per common share was calculated by dividing the net income by the weighted average shares of common stock and common stock equivalents outstanding during the periods. Included in the calculation of the weighted average shares outstanding is the retroactive recognition to January 1, 1995 of the 524,624,894 shares owned by AT&T.

CURRENCY TRANSLATION
For operations outside the United States that prepare financial statements in currencies other than the United States dollar, income, expense and cash flow amounts are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. These translation adjustments are included as a separate component of shareowners' equity.

REVENUE RECOGNITION
Revenue is generally recognized on the sales of products or services when the products are delivered or the services performed, all significant contractual obligations have been satisfied, and the collection of the resulting receivable isreasonably assured. Revenue from sales of software products is generally recognized upon product delivery, acceptance, and completion of all significant obligations. Rental revenues are recognized proportionately over the contract period. Revenues and estimated profits on long-term performance contracts are recognized under the percentage of completion method of accounting using either a units-of-delivery or a cost-to-cost methodology. Profit estimates are revised periodically based upon changes in facts. Any losses identified on contracts are recognized immediately.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

RESEARCH AND DEVELOPMENT COSTS
Research and development costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based upon anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

         Amortization of capitalized software development costs begins when the product is available for general release. Amortization is provided on a product-by-product basis on either the straight-line method over periods not exceeding two years or the sales ratio method. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

DERIVATIVE FINANCIAL INSTRUMENTS
Lucent uses various financial instruments, including derivative financial instruments, for purposes other than trading. Lucent does not enter into derivative financial instruments for speculative purposes. Derivatives, used as part of Lucent's risk management strategy, are designated at inception as a hedge, and measured for effectiveness both at inception and on an ongoing basis. For qualifying foreign currency hedges the gains and losses are deferred, and recognized as adjustments of carrying amounts when the underlying hedged transaction is settled.

INCOME TAXES
Lucent's operations through September 30, 1996 will be included in the consolidated income tax returns filed by AT&T. Income tax expense in Lucent's consolidated financial statements has been calculated on a separate tax return basis.

CASH AND CASH EQUIVALENTS
All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

INVENTORIES
Inventories are stated at the lower of cost (determined principally on a first-in, first-out basis)or market (i.e., net realizable value). Cost includes material, labor and manufacturing overhead.

CONTRACTS IN PROCESS
Contracts in process are valued at cost plus accrued profits less progress billings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is determined using primarily the unit and group methods. The unit method is used for manufacturing and laboratory equipment and large computer systems. The group method is used for other depreciable assets. When assets that were depreciated using the unit method are sold or retired, the gains or losses are included in operating results. When assets that were depreciated using the group method are sold or retired, the original cost is deducted from the appropriate account and accumulated depreciation. Any proceeds are applied against accumulated depreciation.

         Accelerated depreciation is used for certain high technology computer processing equipment. All other facilities and equipment are depreciated on a straight-line basis over their estimated useful lives.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

GOODWILL
Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefited, principally in the range of 10 to 15 years. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the goodwill, a loss is recognized for the difference between the fair value and carrying value of the goodwill.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform with the 1996 presentation.


3. SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                     NINE MONTHS ENDED                   Year Ended
                                                          SEPTEMBER 30,                 December 31,
                                                                  1996           1995           1994
----------------------------------------------------------------------------------------------------

INCLUDED IN COSTS
Amortization of software development costs                     $   218        $   312        $   345

INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Amortization of goodwill                                       $    25        $    40        $    31

INCLUDED IN COSTS AND OPERATING EXPENSES
Depreciation and amortization of property,
  plant and equipment                                          $   674        $ 1,109        $   891

OTHER INCOME
Interest income                                                $    71        $    44        $    24
Minority interests in earnings of subsidiaries                     (21)           (20)           (14)
Net equity (losses) earnings from investments                      (26)           (25)            21

Increase in cash surrender value of life insurance                  35             40             30
Loss on foreign currency transactions                               (4)           (26)           (48)
Miscellaneous -- net                                                41            151             70
----------------------------------------------------------------------------------------------------
Total other income -- net                                      $    96        $   164        $    83
====================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                     NINE MONTHS ENDED                   Year Ended
                                                          SEPTEMBER 30,                 December 31,
                                                                  1996           1995           1994
----------------------------------------------------------------------------------------------------

DEDUCTED FROM INTEREST EXPENSE
Capitalized interest                                           $    14        $    14        $     7
----------------------------------------------------------------------------------------------------

SUPPLEMENTARY BALANCE SHEET INFORMATION

                                                  SEPTEMBER 30,   December 31,
                                                          1996            1995
------------------------------------------------------------------------------
INVENTORIES
Completed goods                                       $  1,837        $  1,673
Work in process and raw materials                        1,451           1,178
------------------------------------------------------------------------------
Inventories                                           $  3,288        $  2,851
==============================================================================
PROPERTY, PLANT AND EQUIPMENT -- NET
Land and improvements                                 $    275        $    273
Buildings and improvements                               2,875           2,668
Machinery, electronic and other equipment                7,870           8,096
------------------------------------------------------------------------------
Total property, plant and equipment                     11,020          11,037
Less: Accumulated depreciation and amortization         (6,333)         (6,699)
------------------------------------------------------------------------------
Property, plant and equipment -- net                  $  4,687        $  4,338
==============================================================================
OTHER CURRENT LIABILITIES
Advance billings and customer deposits                $  1,202        $    398
==============================================================================

SUPPLEMENTARY CASH FLOW INFORMATION

                                       NINE MONTHS ENDED           Year Ended
                                           SEPTEMBER 30,          December 31,
                                                    1996       1995       1994
------------------------------------------------------------------------------
Interest payments, net of amounts capitalized       $209       $303       $274
Income tax payments                                 $142       $224       $ 46
==============================================================================

         The consolidated statement of cash flows for the nine months ended September 30, 1996 excludes $2,000 of customer accounts receivable retained by AT&T as well as a net asset transfer of $239 received from AT&T in 1996. These transactions have not been reflected on the consolidated statement of cash flows because they were noncash events that were accounted for as changes in paid-in capital.


4. BUSINESS RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of calendar 1995, a pretax charge of $2,801 was recorded to cover restructuring costs of $2,613 and asset impairment and other charges of $188. Lucent's restructuring plans included the following items: restructuring of its Consumer Products business, including closing all of the Company-owned retail Phone Center Stores; consolidating and reengineering numerous corporate and business unit operations; and selling its Microelectronics interconnect and Paradyne businesses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)


         The 1995 business restructuring charge of $2,613 included restructuring liabilities of $1,774, asset impairments of $497 resulting from restructuring activities, and $342 of benefit plan losses. Benefit plan losses related to pension and other employee benefit plans and primarily represented losses in 1995 from the actuarial changes that otherwise might have been amortized over future periods.

         The pretax total charge for restructuring, impairments and other charges of $2,801 for 1995 was recorded as $892 of costs, $1,645 of selling, general and administrative expenses and $264 of research and development expenses. The charges included $1,509 for employee separations; $627 for asset write-downs; $202 for closing, selling and consolidating facilities; and $463 for other items. The total charges reduced net income by $1,847.

         The restructuring charge of $2,613 incorporated the separation costs, both voluntary and involuntary, for nearly 22,000 employees. As of September 30, 1996, the workforce has been reduced by approximately 11,400 people due to business restructuring. In addition, approximately 1,000 employees left Lucent's workforce as part of the sale of Paradyne. Actual experience in employee separations, combined with redeploying employees into other areas of the business, has resulted in lower separation costs than originally anticipated. Lucent anticipates that approximately 70% of the total expected employee separations will be complete by December 1996. The charge also included costs associated with early termination of building leases and asset write-downs as part of the plan to sell certain businesses and restructure its operations.

         The following table displays a rollforward of the liabilities for business restructuring from December 31, 1994 to September 30, 1996:

                                               1995
                        December 31,  -------------------------  December 31,
Type of Cost            1994 Balance   Additions  Other  Usage   1995 Balance
-----------------------------------------------------------------------------
Employee separation       $ 52           $1,167   $ -   $  -      $1,219
Facility closing            70              202     -      -         272
Other                       11              405     -      -         216
-----------------------------------------------------------------------------
Total                     $133           $1,774   $ -   $  -      $1,907
=============================================================================

                                               1996
                        December 31,  -------------------------  September 30,
Type of Cost            1995 Balance   Additions  Other  Usage   1996 Balance
-----------------------------------------------------------------------------
Employee separation     $1,219            $  -    $(81)  $(372)    $  766
Facility closing           272               -     (35)    (62)       175
Other                      416               -      18     (86)       348
-----------------------------------------------------------------------------
Total                   $1,907            $  -    $(98)* $(520)    $1,289
=============================================================================

* The 1996 net reduction of $98 in the above table is associated principally with employee separations. Additionally, $105 of non-recurring and other charges, associated principally with the separation from AT&T, were recorded during 1996.

         The December 31, 1994 business restructuring balance included reserves primarily for real estate. As of September 30, 1996, $43 remained of the $133 December 31, 1994 balance. The majority of this balance is related to excess space at certain locations that will not be utilized over the remaining terms of the leases.

         Management believes that the remaining reserves for business restructuring of $1,289 at September 30, 1996 are adequate to complete its plan.

         During the nine months ended September 30, 1996, cash payments of $456 and noncash related charges of $64 primarily associated with asset write-offs were charged against the business restructuring reserves. The September 30, 1996 remaining balance will result in future cash payments over the next two years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

5. INCOME TAXES

The following table presents the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:

                                    NINE MONTHS ENDED            Year Ended
                                        SEPTEMBER 30,           December 31,
                                                1996        1995        1994
-----------------------------------------------------------------------------
U.S. federal statutory income tax rate           35%         35%         35%
-----------------------------------------------------------------------------
Federal income tax provision (benefit)
  at statutory rate                         $   128    $   (398)     $  274
State and local income taxes, net of
  federal income tax effect                       5         (57)         23
Amortization of intangibles                       -          29          12
Foreign earnings and dividends taxed at
  different rates                                15         140          36
Research credits                                (18)         (3)        (27)
Other differences -- net                         13          18         (16)
-----------------------------------------------------------------------------
Provision (benefit) for income taxes        $   143     $  (271)    $   302
=============================================================================
Effective income tax rate                        39.0%     23.8%       38.5%
=============================================================================

         The following table presents the U.S. and foreign components of income before income taxes and the provision for income taxes:

                                   NINE MONTHS ENDED             Year Ended
                                       SEPTEMBER 30,            December 31,
                                                1996         1995       1994
-----------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES
United States                               $   101      $(1,253)      $405
Foreign                                         266          115        379
-----------------------------------------------------------------------------
                                            $   367      $(1,138)      $784
=============================================================================
PROVISION(BENEFIT) FOR INCOME TAXES

CURRENT
Federal                                     $   242         $199      $(119)
State and local                                  53           42        (40)
Foreign                                          98          141        123
-----------------------------------------------------------------------------
                                                393          382        (36)
-----------------------------------------------------------------------------
DEFERRED
Federal                                        (198)        (523)       267
State and local                                ( 45)        (130)        76
Foreign                                        (  6)           1         (4)
-----------------------------------------------------------------------------
                                               (249)        (652)       339
Deferred investment tax credits                (  1)          (1)        (1)
-----------------------------------------------------------------------------
Provision(benefit) for income taxes         $   143        $(271)      $302
=============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

         As of September 30, 1996, Lucent had foreign net operating loss carryforwards (tax effected) of $65, which expire primarily after 2000.

         The components of deferred tax assets and liabilities at September 30, 1996 and December 31, 1995 are as follows:

                                                 SEPTEMBER 30,       December 31,
                                                          1996               1995
---------------------------------------------------------------------------------
CURRENT DEFERRED INCOME TAX ASSETS:
  Employee pensions and other benefits                 $   584            $   516
  Business restructuring                                   317                519
  Reserves and allowances                                  589                537
  Valuation allowance                                     ( 38)              (117)
  Other                                                    182                143
---------------------------------------------------------------------------------
Total current deferred income tax assets                 1,634              1,598
---------------------------------------------------------------------------------

Current deferred income tax liabilities                     17                116
---------------------------------------------------------------------------------
Net current deferred income tax assets                 $ 1,617            $ 1,482
=================================================================================
LONG-TERM DEFERRED INCOME TAX ASSETS:
  Employee pensions and other benefits, net           $ 1,317            $ 1,425
  Business restructuring                                  101                267
  Net operating loss/credit carryforwards                  67                 28
  Reserves and allowances                                  69                  9
  Valuation allowance                                    (170)               (25)
  Other                                                   371                270
---------------------------------------------------------------------------------
Total long-term deferred income tax assets              1,755              1,974
---------------------------------------------------------------------------------
LONG-TERM DEFERRED INCOME TAX LIABILITIES:
  Property, plant and equipment                           518                738
  Other                                                   258                364
---------------------------------------------------------------------------------
Total long-term deferred income tax liabilities           776              1,102
---------------------------------------------------------------------------------
Net long-term deferred income tax assets              $   979            $   872
=================================================================================

         Lucent has not provided for United States federal income taxes or foreign withholding taxes on $1,289 of undistributed earnings of its non-United States subsidiaries as of September 30, 1996, since these earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes that would be incurred if any of such earnings were repatriated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

6.  DEBT OBLIGATIONS

DEBT MATURING WITHIN ONE YEAR

Debt maturing within one year consists of the following:


                                     SEPTEMBER 30,      December 31,
                                              1996              1995
--------------------------------------------------------------------
Commercial paper                        $    2,225         $       -
Debt sharing agreement                           -             3,842
Long-term debt                                  59                 -
Other                                           79                49
--------------------------------------------------------------------
Total debt maturing within one year     $    2,363            $3,891
====================================================================
WEIGHTED AVERAGE INTEREST RATES
Commercial paper                              5.4%               n/a
Debt sharing agreement                        n/a                6.8%
Long-term debt                                7.1%               n/a
====================================================================

         Lucent had revolving credit facilities at September 30, 1996 aggregating $6,000 (a portion of which is used to support Lucent's commercial paper program), and $430 with domestic and foreign lenders, respectively. Of such amounts, $6,000 and $267, respectively, were available at September 30, 1996.

LONG-TERM DEBT

Long-term debt consists of the following:

                                   SEPTEMBER 30,          December 31,
                                            1996                1995
--------------------------------------------------------------------
6.90% notes due July 15, 2001              $  750            $   -
7.25% notes due July 15, 2006                 750                -
Long-term lease obligations                     4                -
Other                                         201              123
Less: Unamortized discount                     12                -
--------------------------------------------------------------------
Total long-term debt                        1,693              123
Less: Amounts maturing within one year         59                -
--------------------------------------------------------------------
Net long-term debt                         $1,634            $ 123
====================================================================

         Lucent filed a registration statement on Form S-3, which became effective on April 3, 1996, to register the offering from time to time of up to $3,500 of debt securities. On July 22, 1996, Lucent issued 6.90% notes due July 15, 2001 and 7.25% notes due July 15, 2006 under such shelf registration. Interest on the notes is payable on January 15 and July 15 each year. The notes are not redeemable prior to maturity. The notes were issued to pay down outstanding commercial paper.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)




         This table shows the maturities, by year, of the $1,693 in total long-term debt obligations:

                                                         September 30,
       ---------------------------------------------------------------
       ---------------------------------------------------------------
             $59     $33      $32      $20      $752        $797
       ---------------------------------------------------------------


DEBT SHARING AGREEMENT

Lucent's December 31, 1995 and 1994 consolidated financial statements include an allocation of AT&T's consolidated debt and the related interest expense. The allocation was based on the capital structure of Lucent as anticipated at the IPO closing date of April 10, 1996. An allocation methodology was used to reflect the capital structure through each historic period presented based on cash flows for those periods, adjusted for interest expense. To formalize the allocations, Lucent and AT&T entered into debt sharing agreements effective from January 1, 1991 until April 10, 1996.

        In the second quarter of 1996, the amount outstanding under the debt sharing agreements was replaced with commercial paper issued by AT&T and assumed by Lucent on the IPO closing date. In July 1996, Lucent issued notes totaling $1,500 to pay down a portion of the commercial paper. Lucent expects that, over time, it may replace all or part of the outstanding commercial paper with short- or long-term borrowings, as market conditions permit. The amount, timing and pricing of such debt issues are uncertain.

        Interest expense under the debt sharing agreement was $58 for the nine months ended September 30, 1996 and $237 and $203 for the years ended December 31, 1995 and 1994, respectively. For each respective period, interest expense was determined based on a blend of AT&T's short-term and long-term weighted average interest rates. Lucent believes these allocations are reasonable estimates of the cost of financing Lucent's assets and operations.


7. EMPLOYEE BENEFIT PLANS

Lucent's financial statements reflect the costs experienced for its employees and retirees while included in the AT&T plans. Effective October 1, 1996, Lucent assumed responsibility for employee benefit plans covering its active employees and retirees.

PENSION PLANS
The majority of Lucent's employees participate in AT&T's noncontributory defined benefit plans. Benefits for management employees are based principally on career-average pay. Benefits for occupational employees are not directly pay-related. Pension contributions are determined principally using the aggregate cost method and are made primarily to trust funds held for the sole benefit of plan participants.

        Effective October 1, 1996, pension obligations under the AT&T plans relating to Lucent's employees and retirees were transferred to Lucent plans. AT&T's Group Pension Trust (the "Trust") assets will be divided between the master pension trusts for qualified pension plans of Lucent and AT&T so that each plan's participating master pension trust receives the legally required amount to meet the minimum requirements set forth in applicable benefit and tax regulations and a sufficient amount of additional assets to ensure, at October 1, 1996, compliance with AT&T's previously established pension funding policy. Any remaining Trust assets in excess of the funding policy level will be divided equally and assigned to the master pension trusts of Lucent and AT&T. As of September 30, 1996, subject to final adjustment, the projected benefit obligation and plan assets to be transferred to Lucent are $20,767 and $29,250, respectively. The effective date of the transfer was October 1, 1996. Assets, obligations and expenses were previously estimated for 1995 and 1994 using the same methodology.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

         The information that follows relates to the entire AT&T noncontributory defined benefit plans. The following table shows the funded status of the AT&T noncontributory defined benefit pension plans:

                                                      SEPTEMBER 30,   December 31,
                                                              1996            1995
----------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation:
    Vested                                                  $30,746        $32,726
    Nonvested                                                 2,579          3,326
----------------------------------------------------------------------------------
Accumulated benefit obligation                               33,325         36,052
----------------------------------------------------------------------------------
Plan assets at fair value                                    49,147         47,634
Less: actuarial present value of
  projected benefit obligation                               35,087         37,989
----------------------------------------------------------------------------------
Excess of assets over projected benefit obligation           14,060          9,645
Unrecognized prior service costs                              1,980          2,297
Unrecognized transition asset                                (2,586)        (2,961)
Unrecognized net gain                                        (8,547)        (4,528)
Net minimum liability of nonqualified plans                    (100)          (166)
----------------------------------------------------------------------------------
Prepaid pension costs                                        $4,807         $4,287
==================================================================================

         The assumptions used in determining the actuarial present value of projected benefit obligations were:

                                                       SEPTEMBER 30,   December 31,
                                                               1996           1995
----------------------------------------------------------------------------------
Weighted average discount rate                                 8.0%           7.0%
Rate of increase in future compensation levels                 5.0%           5.0%
==================================================================================

         Plan assets consist primarily of listed stocks (including $174 and $259 of AT&T common stock at September 30, 1996 and December 31, 1995, respectively, and $9 of Lucent common stock at September 30, 1996), corporate and governmental debt, cash and cash equivalents, and real estate investments.

     The prepaid pension costs shown above include pension liabilities for plans where accumulated plan benefits exceed assets. Such liabilities are included in other liabilities in the consolidated balance sheets of AT&T. As of September 30, 1996 and December 31, 1995, AT&T had a prepaid pension asset of $4,958 and $4,664, respectively. Lucent's share of the prepaid pension asset as of September 30, 1996 and December 31, 1995 was $2,828 and $2,522, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

        Pension cost was computed using the projected unit credit method and assumed a long-term rate of return on plan assets of 9.0% in 1996, 1995 and 1994. The components of AT&T's pension cost are shown in this table for the periods:

                                                 NINE MONTHS ENDED         Year Ended
                                                      SEPTEMBER 30,       December 31,
                                                              1996       1995     1994
--------------------------------------------------------------------------------------
Service cost - benefits earned during the period            $  565      $ 570    $ 669
Interest cost on projected benefit obligation                1,959      2,551    2,400
Amortization of unrecognized prior service costs               204        280      230
Expected return on plan assets*                             (2,677)    (3,318)  (3,260)
Amortization of transition asset                              (376)      (500)    (501)
Charges (credits) for special pension options**                (72)       213        -
--------------------------------------------------------------------------------------
Net pension credit                                           ($397)     ($204)   ($462)
======================================================================================

* The actual return on plan assets was $3,604 for the nine months ended September 30, 1996, and was $9,484 and $582 for the calendar years ended in 1995 and 1994, respectively.

** Charges and credits for early retirement options and curtailments.

         Lucent recorded a net pension credit related to the AT&T plans of $265, $135 and $288 in the nine months ended September 30, 1996 and the calendar years 1995 and 1994, respectively. The 1995 pension credit was net of a charge of $97 for a curtailment loss.

         Lucent is amortizing over approximately 16 years the unrecognized transition asset related to the adoption of Statement of Financial Accounting Standards ("SFAS") No.87, "Employers' Accounting for Pensions" in 1986. Prior service costs are amortized primarily on a straight-line basis over the average remaining service period of active employees.

POSTRETIREMENT BENEFITS
The majority of Lucent's employees and retirees participate in AT&T's benefit plans for retirees, which include health care benefits, life insurance coverage and telephone concessions. Effective October 1, 1996, Lucent established separate postretirement benefit plans for its employees and retirees. Postretirement benefit assets will be transferred from AT&T to Lucent, pro rata, on the basis of the present value of future benefit obligations of the applicable plan. As of September 30, 1996, subject to final adjustment, the accumulated postretirement benefit obligation and the assets to be transferred were $7,297 and $3,610, respectively. The effective date of the transfer was October 1, 1996. Assets, obligations and expenses were previously estimated for 1995 and 1994 using the same methodology.

         The following information relates to the entire AT&T postretirement benefit plan. The following table shows the funded status of AT&T's postretirement benefit plans reconciled with the amounts recognized in AT&T's consolidated balance sheets as of:

                                                      SEPTEMBER 30,  December 31,
                                                               1996          1995
---------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                                 $7,811        $8,250
    Fully eligible active plan participants                   1,385         1,453
    Other active plan participants                            2,084         2,869
---------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                11,280        12,572
Less:
    Plan assets at fair value                                 5,022         4,704
---------------------------------------------------------------------------------
Unfunded postretirement obligation                            6,258         7,868
Less:
    Unrecognized prior service costs                            634           771
    Unrecognized net gain                                    (1,719)         (292)
---------------------------------------------------------------------------------
Accrued postretirement benefit obligation                    $7,343        $7,389
=================================================================================

         Lucent's share of the accrued postretirement benefit obligation as of September 30, 1996 and December 31, 1995, was $4,431 and $4,635, respectively.

         The assumptions used in determining the postretirement benefit obligations were:

                                                      SEPTEMBER 30,  December 31,
                                                               1996          1995
---------------------------------------------------------------------------------
Weighted average discount rate                                  8.0%          7.0%
Assumed rate of increase in the per capita cost of
 covered health care benefits                                   5.9%          6.1%
=================================================================================

         Plan assets consist primarily of listed stocks (including $37 of AT&T common stock at September 30, 1996 and December 31, 1995, and $12 of Lucent common stock at September 30, 1996), corporate and governmental debt, cash and cash equivalents, and life insurance contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

         The components of AT&T's net postretirement benefit cost are shown in this table for the periods through:

                                                 NINE MONTHS ENDED            Year Ended
                                                      SEPTEMBER 30,         December 31,
                                                               1996       1995      1994
----------------------------------------------------------------------------------------
Service cost - benefits earned during the period             $  101     $   98    $  108
Interest cost on accumulated postretirement
  benefit obligation                                            625        888       852
Expected return on plan assets*                                (261)      (298)     (243)
Amortization of unrecognized prior service costs                 85         67        14
Amortization of net loss (gain)                                  14        (14)        1
Charge (credit) for special options                              (8)        11         -
----------------------------------------------------------------------------------------
Net postretirement benefit cost                              $  556     $  752     $ 732
========================================================================================

* A 9% long-term rate of return on plan assets was assumed for 1996, 1995 and 1994. The actual return on plan assets was $305 for the nine months ended September 30, 1996 and was $962 and $(30) for the calendar years ended 1995 and 1994, respectively.


         Lucent recorded postretirement benefit expense related to the AT&T plans of $329, $468 and $461 in the nine months ended September 30, 1996 and the calendar years 1995 and 1994, respectively.

         AT&T assumed that growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline after 1996 to 4.8% by the year 2005 and then remain level. This assumption has a significant effect on the amounts reported. Increasing the assumed trend rate by 1% in each year would increase AT&T's accumulated postretirement benefit obligation as of September 30, 1996 by $517 and the interest and service cost by $49 for the period year then ended. Lucent's share of these increases would be $336 and $31 for the accumulated postretirement benefit obligation and the interest and service cost, respectively.

SAVINGS PLANS
AT&T's savings plans' assets and liabilities related to Lucent employees and retirees were transferred to Lucent effective October 1, 1996. Lucent's savings plans allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. Lucent matches a percentage of the employee contributions up to certain limits. The expense amounted to $131 for the nine months ended September 30, 1996 and $196 and $178 for the calendar years ended 1995 and 1994, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN
In March 1990, AT&T established a leveraged Employee Stock Ownership Plan ("ESOP") for its existing nonmanagement savings and security plan and issued
13.4 million shares to the ESOP trust. Cash contributions have been determined based on the ESOP's total debt service less dividends paid on ESOP shares. As part of the Separation, AT&T transferred to Lucent its portion of the ESOP obligation. As of September 30, 1996, Lucent had established a separate leveraged ESOP trust and the Lucent long-term savings and security plan for nonmanagement employees (the "LTSS Plan"). The LTSS Plan allows nonmanagement employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. Under the LTSS Plan, Lucent matches a percentage of the employee contributions, up to certain limits, with Lucent's common stock provided through the ESOP. As of September 30, 1996, Lucent had a remaining guaranteed ESOP obligation of $106, reported as debt and as a reduction in shareowners' equity. As of September 30, 1996, the ESOP contained shares of Lucent and AT&T common stock. In November 1996, all AT&T common stock within the ESOP was converted to Lucent common stock (the "Conversion"). Assuming the effect of the Conversion as of September 30, 1996, the ESOP contained 6.2 million shares of Lucent's common stock. Of the 6.2 million shares, 3.9 million have been allocated to the LTSS Plan and 2.3 million were unallocated. As of September 30, 1996, the unallocated shares had a fair value of $105.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

8. SEGMENT INFORMATION

INDUSTRY SEGMENT
Lucent operates in the global telecommunications networking industry segment. This segment includes wire-line and wireless systems, software and products used for voice, data and video communications.

GEOGRAPHIC SEGMENTS
Transfers between geographic areas are on terms and conditions comparable with sales to external customers. The methods followed in developing the geographic segment data require the use of estimates and do not take into account the extent to which product development, manufacturing and marketing depend upon each other. Thus the information may not be indicative of results if the geographic areas were independent organizations.

                                                              NINE MONTHS ENDED                      Year Ended
                                                                   SEPTEMBER 30,                    December 31,
                                                                           1996            1995            1994
---------------------------------------------------------------------------------------------------------------
REVENUES
United States                                                          $ 13,334        $ 17,826        $ 17,207
Other geographic areas                                                    2,525           3,587           2,558
---------------------------------------------------------------------------------------------------------------
                                                                       $ 15,859        $ 21,413        $ 19,765
===============================================================================================================
TRANSFERS BETWEEN GEOGRAPHIC AREAS (ELIMINATED IN CONSOLIDATION)

United States                                                          $  1,353        $  1,081        $  1,338
Other geographic areas                                                      648             911           1,041
---------------------------------------------------------------------------------------------------------------
                                                                       $  2,001        $  1,992        $  2,379
===============================================================================================================
OPERATING INCOME (LOSS)

United States                                                          $    940        $   (679)       $  1,241
Other geographic areas                                                     (108)            (67)             (5)
Corporate, eliminations and nonoperating                                   (465)           (392)           (452)
---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                      $    367        $(1,138)        $    784
===============================================================================================================

ASSETS
United States                                                          $ 17,807        $ 15,043        $ 14,114
Other geographic areas                                                    4,049           4,696           3,493
Corporate assets                                                          2,745             738             696
Eliminations                                                             (1,975)           (755)           (963)
---------------------------------------------------------------------------------------------------------------
                                                                       $ 22,626        $ 19,722        $ 17,340
===============================================================================================================

    Corporate assets are principally cash and temporary cash investments. Data on other geographic areas pertain to operations that are located outside the United States. Revenues from all international activities (other geographic areas revenues plus export revenues) provided 23.1% of consolidated revenues for the nine months ended September 30, 1996, and 23.3% and 19.1% for the calendar years ended 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

CONCENTRATIONS
Historically, Lucent has relied on a limited number of customers for a substantial portion of its total revenues. In terms of total revenues, Lucent's largest customer has been AT&T, although other large customers may purchase more of any particular system or product line. Lucent expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could materially adversely affect Lucent's operating results. Lucent does not have a concentration of available sources of supply materials, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

9. FINANCIAL INSTRUMENTS

In the normal course of business, Lucent uses various financial instruments, including derivative financial instruments, for purposes other than trading. Derivative financial instruments are not entered into for speculative purposes. Lucent's derivative financial instruments include foreign currency exchange contracts. Lucent's nonderivative financial instruments include letters of credit, commitments to extend credit, and guarantees of debt. Lucent generally does not require collateral to support these financial instruments.

    By their nature, all such instruments involve risk, including market risk and the credit risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized in the balance sheet. Lucent's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees is represented by the amount drawn and outstanding on those instruments. The contract or notional amounts of these instruments reflect the extent of involvement Lucent has in particular classes of financial instruments.

    Exposure to credit risk is controlled through credit approvals, credit limits and monitoring procedures. Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by the senior management of Lucent. Management conducts regular reviews of all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of Lucent's reserve for possible credit and guarantee losses. At September 30, 1996 and December 31, 1995, in management's opinion, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments and there was no significant exposure to any individual customer or counterparty. Management believes that the reserves for losses are adequate.

LETTERS OF CREDIT
Letters of credit are purchased guarantees that ensure Lucent's performance or payment to third parties in accordance with specified terms and conditions.

COMMITMENTS TO EXTEND CREDIT
Commitments to extend credit to third parties are legally binding, conditional agreements generally having fixed expiration or termination dates and specified interest rates and purposes.

GUARANTEES OF DEBT
From time to time, Lucent guarantees the financing for product purchases by customers and the debt of certain unconsolidated joint ventures. Requests for providing such guarantees are reviewed and approved by the senior management of Lucent. Lucent seeks to limit its exposure to credit risks in any single country or region. Certain financial guarantees are backed by amounts held in trust for Lucent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

FOREIGN CURRENCY EXCHANGE CONTRACTS
Foreign currency exchange contracts, including forward and option contracts are used to manage exposure to changes in currency exchange rates, principally Dutch guilders, Deutsche marks, and Japanese yen. Some of the contracts involve the exchange of two foreign currencies, according to local needs in foreign sudsidiaries. The use of derivative financial instruments allows Lucent to reduce its exposure to the risk that the eventual dollar net cash inflows and outflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. The foreign exchange contracts are designated for firmly committed or forecasted purchases and sales. These transactions are generally expected to occur in less than one year for firmly committed sales and purchases. These gains and losses are deferred in other current assets and liabilities. Deferred gains and losses are recognized as adjustments to the underlying hedged transactions when the future sales or purchases are recorded, or immediately, if the commitment is canceled. At September 30, 1996 and December 31, 1995, deferred gains and losses are not material to the consolidated financial statements. Gains and losses on foreign exchange contracts that are designated for forecasted transactions are recognized in other income as the exchange rates change.

FAIR VALUE OF FINANCIAL INSTRUMENTS INCLUDING DERIVATIVE FINANCIAL INSTRUMENTS The tables that follow present the valuation methods and the carrying or notional amounts and estimated fair values of material financial instruments. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based. Letters of credit, commitments to extend credit and guarantees of debt may exist or expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows. For derivative financial instruments, the notional amounts do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments. Lucent's exposure on its derivative financial instruments is limited to the fair value of the contracts with a positive fair value at the reporting date.

FINANCIAL INSTRUMENT                            VALUATION METHOD
-------------------------------------------------------------------------------
Short-term debt                             The carrying amount is a
                                             reasonable estimate of fair value.
Long-term debt                              Market quotes for similar
                                             terms and maturities.
Letters of credit                           Fees paid to obtain the obligations.
Foreign currency
 exchange contracts                         Market quotes.
Commitments to extend credit                *
Guarantees of debt                          *
-------------------------------------------------------------------------------

* It is not practicable to estimate the fair value of these financial obligations because there are no quoted market prices for transactions that are similar in nature.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

                                    SEPTEMBER 30, 1996       December 31, 1995
-------------------------------------------------------------------------------
                                     CARRYING     FAIR       Carrying     Fair
                                      AMOUNT      VALUE       Amount      Value
-------------------------------------------------------------------------------
ON BALANCE SHEET INSTRUMENTS
Liabilities:
Long-term debt                       $1,630      $1,638      $ 123       $ 123
-------------------------------------------------------------------------------



                                    SEPTEMBER 30, 1996       December 31, 1995
-------------------------------------------------------------------------------
                                     CARRYING     FAIR       Carrying     Fair
                                      AMOUNT      VALUE       Amount      Value
-------------------------------------------------------------------------------
DERIVATIVES AND OFF BALANCE
 SHEET INSTRUMENTS
Assets:
Foreign currency exchange contracts   $   14     $   17     $   16     $   11
Letters of credit                          -          1          -          2

Liabilities:
Foreign currency exchange contracts   $   11     $   14     $   10     $   15
Letters of credit                          -          -          -          -
-------------------------------------------------------------------------------

The following table presents the contract/notional amount of Lucent derivatives and off balance sheet instruments and the amounts drawn down on such instruments:

                                                                         Amounts Drawn
                                     SEPT. 30,      Dec. 31,               Down and
                                          1996          1995              Outstanding
                                     CONTRACT/     Contract/        -----------------------
                                      NOTIONAL      Notional        SEPT. 30,      DEC. 31,
                                        AMOUNT        Amount             1996          1995
-------------------------------------------------------------------------------------------
Foreign exchange forward contracts:
    Dutch guilders                    $  128         $  324
    Deutsche marks                       228            131
    Japanese yen                         436            304
    Other                                365            327
-----------------------------------------------------------------------------------------
                                       1,157          1,086

Foreign exchange
  option contracts                       109              4
Letters of credit                        847            659
Commitments to extend credit             156             16       $   7          $  13
Guarantees of debt                       494            598         346            296
-----------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

10.  STOCK COMPENSATION PLANS

During 1996, 1995 and in prior years, certain employees of Lucent were granted stock awards under the AT&T Long-Term Incentive Program ("AT&T LTIP"). Such awards consisted of stock options, performance awards, restricted stock awards and other stock unit awards. During 1996 Lucent's employees were also eligible to participate in the AT&T Employee Stock Purchase Plan ("ESPP").

Effective October 1, 1996, awards outstanding under the AT&T LTIP that were held by Lucent employees were replaced by substitute awards under the Lucent Technologies Inc. Long-Term Incentive Program ("Lucent LTIP"). The Lucent LTIP provides for the grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards. Generally, stock options have a ten-year term and vest within three years of grant. Subject to customary anti-dilution adjustments and certain exceptions, the total number of shares of common stock authorized for grant under the Lucent LTIP in each calendar year is 1.2% of the total outstanding shares of common stock as of the first day of such year for which the Lucent LTIP is in effect (April 10, 1996 for calendar year 1996). The substitute awards do not reduce the shares available for grant under the Lucent LTIP.

    The substitute stock options and other awards have the same vesting provisions, option periods, and other terms and conditions as the AT&T options and awards they replaced. The substitute stock options had the same ratio of the exercise price per share to the market value per share, and the same aggregate difference between market value and exercise price as the AT&T stock options.

    Lucent has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Compensation expense was immaterial for 1996 and 1995. If Lucent had elected to recognize compensation cost for the AT&T LTIP and the ESPP based on the fair value at the grant dates for awards under those plans (including the substitute awards), consistent with the method prescribed by SFAS No. 123, net income(loss) and earnings(loss) per share would have been changed to the pro forma amounts indicated below:

                                            NINE MONTHS ENDED              Year Ended
                                           SEPTEMBER 30, 1996       December 31, 1995
-------------------------------------------------------------------------------------
Net income (loss)      As reported                      $224                   $(867)
                       Pro forma                        $202                   $(870)
-------------------------------------------------------------------------------------
Earnings (loss)
  per share            As reported                     $0.38                  $(1.65)
                       Pro forma                       $0.34                  $(1.66)
-------------------------------------------------------------------------------------

Note: The pro forma disclosures shown are not representative of the effects on net income and earnings per share in future years because the nine months ended September 30, 1996, includes an incremental fair value of the Lucent stock options that were substituted for AT&T stock options. Pro forma net income and earnings per share disclosures for the nine months ended September 30, 1996, include a $10 charge to income and a $0.02 reduction in earnings per share, respectively, related to the incremental fair value of all vested options. The incremental value was determined by comparing the value of the AT&T options as of September 16, 1996, the last day on which Lucent employees were able to exercise their AT&T options prior to the substitution, with the value of the replacement options that were granted on October 1, 1996. The incremental fair value of nonvested options will be included in pro forma net income and earnings per share in the remaining years of the vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

    The fair value of AT&T stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1996 and 1995: dividend yield of 2.4%; expected volatility of 19.4%; a risk free interest rate of 6.4%; and an expected holding period of five years. The incremental fair value of Lucent options substituted for the AT&T options on October 1, 1996, used to compute pro forma net income and earnings per share disclosures was determined using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0.75%; expected volatility of 22.4%; a risk free interest rate of 6.1%; and an expected holding period of 4.5 years, adjusted to reflect the remaining period to maturity of the substituted options.

    Options to purchase common stock may be granted either alone or in addition to other awards. The term of each option will be fixed by a subcommittee ("Committee") of the Corporate Governance and Compensation Committee of Lucent's Board of Directors, provided that no incentive stock options, as defined in the Internal Revenue Code, will be exercisable after the expiration of ten years from the date the option is granted. Options will be exercisable at such time or times as determined by the Committee at or subsequent to grant. Stock Appreciation Rights ("SARs") may be granted to participants either alone or in addition to stock options and may, but need not be, related to a specific option. The provisions of SARs need not be the same with respect to each recipient.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

    Presented below is a summary of the status of the AT&T fixed stock options held by Lucent's employees, and the related transactions for the nine months ended September 30, 1996 and the year ended December 31, 1995. Also shown are Lucent's fixed stock options which were substituted for the AT&T options on October 1, 1996:

                                       NINE MONTHS ENDED                  Year Ended
                                            SEPTEMBER 30,                December 31,
                                                    1996                        1995
------------------------------------------------------------------------------------
                                                WEIGHTED                    Weighted
                                                 AVERAGE                     Average
                              SHARES            EXERCISE   Shares           Exercise
     FIXED STOCK OPTIONS      (000's)              PRICE   (000's)             Price
------------------------------------------------------------------------------------
AT&T options outstanding
  at beginning of period      6,392              $47.44     4,824            $42.66
Granted                       1,690               65.81     2,046             55.08
Exercised                      (183)              38.27      (476)            35.86
Forfeited/Expired                (3)              63.18        (2)            38.75
------------------------------------------------------------------------------------
AT&T options outstanding
  at end of period            7,896              $51.36     6,392            $47.44
------------------------------------------------------------------------------------
Lucent options substituted
  for AT&T options, and
  outstanding at
  October 1, 1996             9,786              $41.43       n/a               n/a
Lucent options exercisable
  at October 1, 1996          5,336              $35.35       n/a               n/a
------------------------------------------------------------------------------------


The weighted average fair value of AT&T stock options, calculated using the Black-Scholes option-pricing model, granted during the nine months ended September 30, 1996 and the year ended December 31, 1995 is $14.13 and $14.15, respectively.

The following table summarizes the status of Lucent's fixed stock options, substituted for AT&T options, outstanding and exercisable at October 1, 1996:


                  ----------------------------------    --------------------
                                       Stock Options           Stock Options
                                         Outstanding             Exercisable
----------------------------------------------------------------------------
                                Weighted
                                 Average    Weighted                Weighted
                               Remaining     Average                 Average
   Range of       Shares     Contractual    Exercise    Shares      Exercise
Exercise Prices   (000's)           Life       Price    (000's)        Price
----------------------------------------------------------------------------
$16.64 to $24.19   1,136       3.4 Years      $20.39      1,136       $20.39
$24.20 to $36.29   1,192       5.0 Years       31.23      1,192        31.23
$36.30 to $54.61   7,458       6.2 Years       44.33      3,008        41.76
----------------------------------------------------------------------------
 Total             9,786                                  5,336
----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

Performance awards, restricted stock awards and other stock unit awards may also be granted. Presented below is the total number of AT&T shares represented by awards granted to Lucent employees for the nine months ended September 30, 1996 and the year ended December 31, 1995:

                                       1996         1995
--------------------------------------------------------
AT&T shares granted (000's)             262          295
Weighted average market value of
 shares granted during the period    $66.24       $56.46
--------------------------------------------------------

11.  TRANSACTIONS AND AGREEMENTS WITH AT&T

For the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, Lucent had $1,970, $2,119 and $2,137, respectively, of revenues from AT&T. At September 30, 1996 and December 31, 1995, the related receivables amounted to $596 and $291, respectively.

AT&T has allocated general corporate overhead expenses amounting to $372 and $358 for the years ended December 31, 1995 and 1994, respectively. There were no such material expenses allocated to Lucent for the nine months ended September 30, 1996. Additionally, Lucent incurred expenses for long distance services provided by AT&T of $74, $80 and $93 for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, respectively. Amounts payable to AT&T were $698 and $25 at September 30, 1996 and December 31, 1995, respectively, including current income taxes payable to AT&T as of September 30, 1996 of $183.

In connection with the Separation, AT&T prepaid $500 to Lucent which will be applied to accounts receivable from AT&T due and payable on or after January 1, 1997 for the purchase of products, services and licensed materials from Lucent.

Rights, title and interest in certain lease receivables were sold at a discount to AT&T's finance subsidiary, AT&T Capital Corporation. Lucent acts as an agent to bill and collect such receivables. Lucent has agreed to repurchase certain of these lease receivables in the event of a default thereon. At September 30, 1996 and December 31, 1995, $162 and $206, respectively, of such receivables had recourse to Lucent in the event of default.

In connection with the Separation and Distribution, Lucent, AT&T and NCR Corporation ("NCR"), a wholly owned subsidiary of AT&T, executed and delivered the Separation and Distribution Agreement, dated as of February 1, 1996 and amended and restated as of March 29, 1996 (the "Separation and Distribution Agreement"), and certain related agreements which are summarized below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

SEPARATION AND DISTRIBUTION AGREEMENT
The Separation and Distribution Agreement, among other things, provides that Lucent will indemnify AT&T and NCR for all liabilities relating to Lucent's business and operations and for all contingent liabilities relating to Lucent's business and operations or otherwise assigned to Lucent. In addition to contingent liabilities relating to the present or former business of Lucent, any contingent liabilities related to AT&T's discontinued computer operations (other than those of NCR) were assigned to Lucent. The Separation and Distribution Agreement provides for the sharing of contingent liabilities not allocated to one of the parties, in the following proportions: AT&T: 75%, Lucent: 22%, and
NCR: 3%. The Separation and Distribution Agreement also provides that each party will share specified portions of contingent liabilities related to the business of any of the other parties that exceed specified levels.

FEDERAL, STATE AND LOCAL TAX ALLOCATION AGREEMENTS
Lucent entered into agreements with AT&T and its other domestic subsidiaries that apply to income taxes attributable to the period from Lucent's incorporation through the Distribution. The agreements set forth principles to be applied in allocating tax liability among those entities filing returns on a consolidated or combined basis.

TAX SHARING AGREEMENT
Lucent entered into an agreement with AT&T and NCR that governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax periods ending or deemed to end upon the Distribution. Under such agreement, adjustments to taxes that are clearly attributable to the business of one party will be borne solely by that party. Adjustments to all other tax liabilities and benefits generally will be borne 75% by AT&T, 22% by Lucent and 3% by NCR.

GENERAL PURCHASE AGREEMENT
Lucent and AT&T entered into the General Purchase Agreement and various related and supplemental agreements thst govern transactions pursuant to which Lucent provides products, licensed materials and services to AT&T and certain designated AT&T affiliates. AT&T commits therein that payments made to Lucent (commencing January 1, 1996) for purchases of products, licensed materials and services by AT&T and such designated affiliates will total at least $3,000 cumulatively for the calendar years 1996, 1997 and 1998. AT&T purchased $1,970 of products, licensed materials and services from Lucent during the nine months ended September 30, 1996. If the $3,000 commitment is not fulfilled by December 31, 1998, interest is payable on the shortfall until the entire purchase commitment is met. Such interest is the sole remedy for any shortfall.

OTHER AGREEMENTS
In addition, Lucent is obligated under a purchase agreement with NCR to purchase at least $150 of products and services cumulatively for the calendar years
1996, 1997 and 1998.

INTERIM SERVICES AND SYSTEMS REPLICATION AGREEMENT; REAL ESTATE SHARING
Lucent, AT&T and NCR entered into an agreement governing the provision by which each party agreed to provide to one or more of the others on an interim basis certain data processing and telecommunications services and certain corporate support services at specified terms. Specified charges are generally intended to allow the providing company to recover the fully allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. Such agreement also provides for the replication and transfer of certain computer systems on specified terms. In 1996, Lucent recognized approximately $120 of net expenses associated with this agreement. With limited exceptions, these interim services are not expected to extend beyond January 1, 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

    AT&T, Lucent and NCR also entered into various lease and sublease agreements for the sharing of certain facilities for a transitional period on commercial terms. In the case of owned real estate to be leased, the lease terms are up to three years, except that a limited number of leases may be terminated on 90 days notice by the tenant. In the case of subleases or sub-subleases of property, the lease term will generally coincide with the remaining term of the primary lease or sublease, respectively.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, Lucent is subject to proceedings, lawsuits and other claims, including proceedings under government laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at September 30, 1996 cannot be ascertained. While these matters could affect the operating results of any one quarter when resolved in future periods and while there can be no assurance with respect thereto, management believes that after final disposition, any monetary liability or financial impact to Lucent beyond that provided for at September 30, 1996 would not be material to the annual consolidated financial statements.

ENVIRONMENTAL MATTERS
Lucent's current and historical operations are subject to a wide range of environmental protection laws. In the United States, these laws often require parties to fund remedial action regardless of fault. Lucent has remedial and investigatory activities underway at forty-six current and former facilities. In addition, Lucent was named a successor to AT&T as a potentially responsible party ("PRP") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes. Under the Separation and Distribution Agreement, Lucent is responsible for all liabilities primarily resulting from or relating to the operation of Lucent's business as conducted at any time prior to or after the Separation including related businesses discontinued or disposed of prior to the Separation, and Lucent's assets including, without limitation, those associated with these sites. In addition, under such Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities paid out in excess of certain amounts by AT&T and NCR, including environmental liabilities.

    It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Lucent records an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Management expects that the amounts reserved will be paid out over the periods of remediation for the applicable sites which range from 5 to 30 years. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily upon internal or third party environmental studies, and estimates as to the number, participation level and financial viability of any other PRPs, the extent of the contamination and the nature of required remedial actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for in Lucent's consolidated financial statements for environmental reserves are the gross undiscounted amount of such reserves, without deductions for insurance or third party indemnity claims. In those cases where insurance carriers or third party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the financial statements. Although Lucent believes that its reserves are adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in Lucent's reserves or will not have a material adverse effect on the financial condition of Lucent or Lucent's results of operations or cash flows. Any amounts of environmental costs that may be incurred in excess of those provided for at September 30, 1996 cannot be determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

OTHER CONTINGENCIES
One of Lucent's multi-year contracts is with Pacific Bell for the provision of a broadband network based on hybrid fiber-coaxial cable technology. In July 1996, Lucent and Pacific Bell agreed to modify the terms of the contract so as to resolve issues and potential claims which may have arisen due to implementation difficulties and cost overruns under the contract. Lucent's consolidated financial statements include reserves to reflect such contract modifications. Lucent will continue to assess the adequacy of these reserves.

LEASE COMMITMENTS
Lucent leases land, buildings and equipment under agreements that expire in various years through 2014. Rental expense under operating leases was $182 for the nine months ended September 30, 1996, and $209 and $183 for the years ended December 31, 1995 and 1994, respectively. The table below shows the future minimum lease payments due under noncancelable operating leases at September 30, 1996. Such payments total $768.


                                                 Fiscal Year Ended September 30,
-------------------------------------------------------------------------------
                     1997      1998      1999      2000      2001   Later Years
-------------------------------------------------------------------------------
Operating leases     $170      $147      $123      $99       $73       $156
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

13. QUARTERLY INFORMATION (UNAUDITED)

                               FIRST    SECOND    THIRD   FOURTH(1)  TOTAL(1)
-----------------------------------------------------------------------------
Nine Months Ended
September 30, 1996
Revenues                      $4,577     $5,364    $5,918     n/a     $15,859
Gross margin                   1,824      2,170     2,575     n/a       6,569
Net income(loss)                (103)        72       255     n/a         224
Earnings(loss) per
 weighted average share(2)    $(0.20)    $ 0.11    $ 0.40     n/a     $  0.38
Dividends per share             0.00      0.075     0.075     n/a        0.15
Stock price:(4)
   High                         n/a      39 1/4    45 7/8     n/a         n/a
   Low                          n/a      29 3/4    30 5/8     n/a         n/a
   Quarter-end close            n/a      37 7/8    45 7/8     n/a         n/a
-----------------------------------------------------------------------------
1995 Calendar Year
Revenues                      $4,159    $ 5,083    $4,744  $ 7,427    $21,413
Gross margin                   1,850      2,251     2,042    2,325      8,468
Net income(loss)                 (22)       159        13   (1,017)      (867)
Earnings(loss) per
 weighted average share(3)    $(0.04)   $  0.30    $ 0.02  $ (1.93)    $(1.65)
Dividends per share             0.00       0.00      0.00     0.00       0.00
-----------------------------------------------------------------------------

(1) 1995 includes a pretax charge of $2,801 ($1,847 after taxes), to cover restructuring costs of $2,613 and asset impairment and other charges of $188.
(2) The number of weighted average shares outstanding increased in 1996 as new common shares were issued through the IPO. For this reason, the sum of the quarterly earnings(loss) per weighted average share amounts for 1996 does not equal the earnings per weighted average share for the year.
(3) The calculation of earnings per share on a historical basis includes the retroactive recognition to January 1, 1995 of the 524,624,894 shares owned by AT&T.
(4)  Obtained from the Composite Tape.

    Pro forma earnings(loss) per share was calculated by dividing the net income(loss) by the 636,661,931 shares that were outstanding on April 10, 1996 subsequent to the IPO of 112,037,037 shares and gives no effect to the use of proceeds from the IPO. Amounts calculated are as follows:

                                FIRST    SECOND    THIRD    FOURTH      TOTAL
-----------------------------------------------------------------------------
Nine Months Ended
September 30, 1996
Pro forma earnings(loss)
 per share                     $(0.16)    $ 0.11   $ 0.40      n/a      $ 0.35
-----------------------------------------------------------------------------
1995 Calendar Year
Pro forma earnings(loss)
 per share                     $(0.03)    $ 0.25   $ 0.02   $(1.60)*    $(1.36)*
-----------------------------------------------------------------------------

* See Note (1) above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
(Dollars In Millions, Except Per Share Amounts)

14.  SUBSEQUENT EVENTS

COMMITMENTS
Lucent has entered into a credit agreement with Sprint Spectrum LP to provide long-term financing of $1,800 for its purchase of equipment and services from Lucent for its nationwide personal communication services ("PCS") wireless network. It is expected that most of the financing under the credit agreement will be utilized by December 31, 1998. Loans made under this credit agreement defer any principal payment for up to four years. Repayment of principal will occur over a subsequent five-year period. Payment of quarterly interest on each borrowing may be deferred at the borrower's option for up to two years. Lucent is currently discussing with financial institutions potential alternatives to sell loans it may make under the credit agreement, which will depend, among other things, on market conditions and requirements at the time. The credit agreement provides for certain restrictive covenants applicable to the borrower, and for a pledge of the equity ownership of the borrower's affiliates who will hold the PCS radio licenses and title to the equipment purchased with the financing (shared jointly with other creditors); transfer of control of PCS licenses is subject to Federal Communications Commission approval.

BENEFIT PLANS

SPECIAL OWNERSHIP GRANT
Lucent's Board of Directors approved a special plan under which each employee was awarded 100 fixed stock options effective October 1, 1996. The options vest in three years and will be exercisable for a term of ten years from the date of the grant. The exercise price was determined by the average of Lucent's high and low per share trading price on the New York Stock Exchange on the date of the grant.

EMPLOYEE STOCK PURCHASE PLAN
Lucent's Board of Directors approved the Lucent Technologies Inc. 1996 Employee Stock Purchase Plan (the "Plan"), which gives employees of Lucent, or subsidiaries designated by the Employee Stock Purchase Plan Committee, the opportunity to purchase shares of Lucent's common stock through payroll deductions beginning on October 1, 1996, and ending on June 30, 2001. Employees can elect to participate in the Plan by designating from 1% to 10% of eligible compensation to be deducted from pay. On the date of exercise, which is the last day of each month that Lucent's stock is traded on the New York Stock Exchange, the per share purchase price will be 85% of the average high and low per-share trading price of Lucent's common stock on the New York Stock Exchange on that date. The shares may be newly issued shares, treasury shares or shares bought in the market. The amount that may be offered pursuant to this Plan is 50 million shares.

INVESTOR INFORMATION


Corporate Headquarters
  Lucent Technologies
  600 Mountain Avenue
  Murray Hill, NJ  07974
  1-888-4LUCENT


Shareowners Meeting
The First Lucent Shareowners Meeting will assemble at
10 a.m. on Feb. 19, 1997, in the Meadowlands Exposition
Center, 355 Plaza Drive, Secaucus, NJ  07094.

Shareowner Services
Questions about stock-related matters should be directed to Lucent's shareowner services and transfer agent, The Bank of New York, at 1-888-LUCENT6, or by writing to

        Lucent Technologies
        c/o The Bank of New York
        P.O. Box 11009
        Church Street Station
        New York, NY 10286-1009

Shareowners can send inquiries electronically. The Bank of New York's e-mail address is
        lu-shareholders-svcs@email.bony.com

Persons outside the U.S. may call:
        201-845-1430

The Bank of New York address to which banks and brokers
may deliver certificates for transfer is:
        101 Barclay Street
        New York, NY  10007

To hear information or ask questions about Lucent's Products and Services, call our special toll-free number:
        1-888-4LUCENT

Dividend Reinvestment Plan
The Buy Direct(SM) dividend reinvestment and stock purchase plan provides owners of common stock a convenient way to purchase additional shares. You may write or call
The Bank of New York for a plan brochure and an enrollment form

(SM) Buy Direct is a service mark of The Bank of New York

Stock Data
Lucent Technologies (ticket symbol "LU") is listed on the New York Stock Exchange.

Shares outstanding as of Oct. 1, 1996
        636,724,471

Lucent Technologies' Web Site
Visit us at http://www.lucent.com.

[GRAPHIC]

Environment, Health and Safety
For a copy of Lucent Technologies' 1996 Environment,
Health and Safety Report, write to:
        Environment, Health and Safety Report
        Lucent Technologies
        Room D3B47
        283 King George Road
        Warren, NJ  07059


Back cover: Employees celebrate
Lucent's first day as an independent
company on Oct. 1, 1996.