Form 10-K405, Exhibit 13
period 1997-09-30
LUCENT TECHNOLOGIES INC
filed 1997-12-22
CIK 1006240

1                                                                     Exhibit 13


FINANCIAL SECTION       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                     RESULTS OF OPERATIONS AND FINANCIAL CONDITION

HIGHLIGHTS

Lucent Technologies Inc.("Lucent" or the "Company") is one of the world's leading designers, developers and manufacturers of communications systems, software and products. These integrated systems and software applications enable network operators and business enterprises to connect, route, manage and store information between and within locations. Lucent is a global market leader in the sale of public communications systems, and is a supplier of systems and software to the world's largest networks. Lucent is also a global leader in the sale of business communications systems and microelectronic components for communications systems and computer manufacturers. Lucent was formed from the systems and technology units that were formerly part of AT&T Corp. ("AT&T"), including the research and development capabilities of Bell Laboratories.

In 1996, Lucent changed its fiscal year to begin October 1st and end September 30th. Due to this change, Lucent reported 1996 audited financial results for a short fiscal period beginning on January 1, 1996 and ending on September 30, 1996. For comparability to the audited financial statements, Lucent has provided unaudited statements of income and cash flows for the twelve months ended September 30, 1996 and for the nine months ended September 30, 1995.

For the fiscal year ended September 30, 1997, Lucent reported net income of $541 million or $0.84 per share compared with a net loss of $793 million or $1.37 per share for the twelve months ended September 30, 1996. During fiscal 1997, Lucent recognized one-time charges related to its acquisition of Octel Communications Corporation ("Octel"), including $945 million for purchased in-process research and development costs. For the twelve months ended September 30, 1996, Lucent recorded $2,801 million of business restructuring and other charges. Excluding these charges from both periods, net income was $1,507 million or $2.34 per share in fiscal 1997 compared with $1,054 million or $1.65 per share (computed on a pro forma basis) for the twelve months ended September 30, 1996. The pro forma presentation assumes that all 636,661,931 common shares outstanding following the completion of Lucent's Initial Public Offering ("IPO") on April 10, 1996 were outstanding since January 1, 1995, and gives no effect to the use of proceeds from the IPO.

STRATEGIC TRANSACTIONS

Since October 1, 1996, Lucent has completed a number of strategic transactions intended to improve the Company's focus on its core businesses. In October 1996, Lucent acquired Agile Networks, Inc.("Agile"), a provider of advanced intelligent data switching products that support Ethernet as well as emerging asynchronous transfer mode ("ATM") technology. These products enable business customers to manage multimedia networks more effectively. In September 1997, Lucent acquired Octel, a provider of voice, fax and electronic messaging technologies that complement those offered by Lucent. In October 1997, Lucent agreed to acquire Livingston Enterprises, Inc., a global provider of equipment used by Internet service providers to connect their subscribers to the Internet. Such investments provide Lucent additional ways to invest in research and development of leading edge technologies.

On October 1, 1997, Lucent contributed its Consumer Products business to a new venture formed by Lucent and Philips Electronics N.V. ("Philips"). The venture, which is 40% owned by Lucent, is a worldwide provider of a complete range of personal communications products, including digital and analog wireless phones, corded and cordless phones, answering machines, screen phones and pagers.

During fiscal 1996, Lucent completed the sale of its Paradyne subsidiary. In addition, Lucent completed the sale of its interconnect products and Custom Manufacturing Services businesses in December 1996, and its Advanced Technology Systems ("ATS") unit in October 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following chart provides Lucent's revenues trend from its three core businesses and excludes revenues from its Consumer Products unit and from Other Systems and Products:

LUCENT'S FORMATION

Prior to February 1, 1996, AT&T conducted Lucent's business through various divisions and subsidiaries. On February 1, 1996, AT&T began executing its decision to separate Lucent into a stand-alone company (the "Separation") by transferring to Lucent the assets and liabilities related to its business. Additionally, AT&T retained $2,000 million of accounts receivable. In April 1996, Lucent completed the IPO and on September 30, 1996, became independent of AT&T when AT&T distributed to its shareowners all of its Lucent shares.

Lucent's consolidated financial statements for periods prior to February 1, 1996 reflect the financial position, results of operations and cash flows of the operations transferred to Lucent from AT&T in the Separation and were carved out from the financial statements of AT&T using the historical results of operations and historical basis of the assets and liabilities of the business. Additionally, Lucent's 1995 consolidated financial statements include certain assets, liabilities, revenues and expenses which were not historically recorded at the level of, but are primarily associated with, the business. Management believes the assumptions underlying these financial statements are reasonable, although these financial statements may not necessarily reflect the results of operations or financial position had Lucent been a separate, stand-alone entity.

THREE CORE BUSINESSES - ANNUAL REVENUES
(in billions of dollars)
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30
------------------------------------------------------------------
                                     1995        1996       1997
Total Core Business Revenues        $17.5       $21.0      $24.8

Systems for Network Operators        10.6        13.2       15.6
Business Communications Systems       5.1         5.5        6.4
Microelectronic Products              1.8         2.3        2.8
------------------------------------------------------------------

Revenues for 1997 from Lucent's three core businesses: Systems for Network Operators, Business Communications Systems and Microelectronic Products, increased 17.9% compared with 1996.

KEY BUSINESS CHALLENGES

Lucent continues to face significant competition and expects that the level of competition on pricing and product offerings will intensify. Lucent expects that new competitors will enter its markets as a result of both the trend toward global expansion by foreign and domestic competitors as well as continued changes in technology and public policy. These competitors may include entrants from the telecommunications, software, data networking and semiconductor industries. Existing competitors have, and new competitors may have, strong financial capability, technological expertise and well-recognized brand names. As a result, Lucent's management periodically assesses market conditions and redirects the Company's resources to meet the challenges of competition. Steps Lucent may take include acquiring and investing in new businesses, partnering with existing businesses, delivering new technologies, closing and consolidating facilities, disposing of assets, reducing workforce levels or withdrawing from markets.

Lucent's sales continue to be highly seasonal. Many of Lucent's large customers have historically delayed a disproportionate percentage of their capital expenditures until the fourth quarter of the calendar year. Consequently, Lucent's results of operations for the first three quarters of each

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

calendar year historically have, in the aggregate, been significantly less profitable than the fourth calendar quarter. However, Lucent has taken steps to manage the seasonality by changing its year-end and its compensation programs for employees.

The purchasing behavior of Lucent's large customers has increasingly been characterized by the use of fewer, but larger contracts, which contributes to the variability of Lucent's results. These contracts typically involve longer negotiating cycles, require the dedication of substantial amounts of working capital and other resources, and in general require costs which may substantially precede recognition of associated revenues. Moreover, in return for larger, longer-term purchase commitments, customers often demand more stringent acceptance criteria which can also cause revenue recognition delays. Lucent has increasingly provided or arranged long-term financing for customers as a condition to obtain or bid on infrastructure projects. Certain multi-year contracts involve new technologies which may not have been previously deployed on a large-scale commercial basis. Related to these contracts, Lucent may incur significant initial cost overruns and losses which would be recognized in the quarter in which they became ascertainable. Further, profit estimates on such contracts are revised periodically over the lives of the contracts, and such revisions can have a significant impact on reported earnings in any one quarter.

To manage the fluctuation caused by the buying behaviors of large customers, Lucent continues to seek out new types of customers both in the United States and internationally, such as competitive access providers, cable television network operators and computer manufacturers.

Historically, Lucent has relied on a limited number of customers for a substantial portion of its total revenues, including AT&T which continues to be a significant customer. Lucent is seeking to diversify its customer base; nevertheless, Lucent expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could materially adversely affect the Company's operating results.

QUARTERLY REVENUES - AS A PERCENTAGE OF ANNUAL REVENUES
NEW FISCAL YEAR BASIS
------------------------------------------------------------------
                                      1995        1996       1997

1st Qtr. December 31                   31%         32%        30%
2nd Qtr. March 31                      21%         20%        20%
3rd Qtr. June 30                       25%         23%        24%
4th Qtr. September 30                  23%         25%        26%
------------------------------------------------------------------

Lucent is taking steps to manage seasonality and moderate wide fluctuations in revenues from quarter to quarter.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                    Lucent Technologies Inc. and Subsidiaries
                                Five Year Summary
                 (Dollars in millions, except per share amounts)
                                   (Unaudited)

                              Year Ended     Nine Months Ended
                              September 30,     September 30,      Year Ended December 31,
                             ---------------  ------------------  -----------------------
                              1997     1996     1996     1995     1995     1994     1993
                                        (1)      (5)               (1)
RESULTS OF OPERATIONS
Revenues                    $26,360  $23,286  $15,859  $13,986  $21,413  $19,765  $17,734
Gross margin                 11,462    8,894    6,569    6,143    8,468    8,428    7,646
Operating income(loss)        1,631     (947)     487      434   (1,000)     971      669
Income(loss) before
 cumulative effects
 of accounting changes          541     (793)     224      150     (867)     482      430
Cumulative effects of
 accounting changes               -        -        -        -        -        -   (4,208)
Net income(loss)                541     (793)     224      150     (867)     482   (3,778)
Earnings(loss) per common
 share - Historical(2)         0.84    (1.37)    0.38     0.28    (1.65)     n/a      n/a
Earnings(loss) per common
 share - Pro Forma(3)           n/a    (1.25)    0.35     0.24    (1.36)     n/a      n/a
Dividends per
 common share                  0.225    0.15     0.15        -        -      n/a      n/a

FINANCIAL POSITION
Total assets                $23,811  $22,626  $22,626  $18,219  $19,722  $17,340  $17,109
Working capital               1,763    2,068    2,068      188     (384)     246    1,773
Total debt                    4,203    3,997    3,997    4,192    4,014    3,164    3,195
Shareowners' equity           3,387    2,686    2,686    2,783    1,434    2,476    2,580

OTHER INFORMATION
Selling, general
 and administrative
 expenses as a
 percentage of revenues       21.9%    31.3%    26.8%    28.9%     33.1%    27.1%    28.3%
Research and development
 expenses as a
 percentage of revenues       11.5 (4) 11.0     11.6     12.0      11.1     10.6     11.1
Gross margin percentage       43.5     38.2     41.4     43.9      39.5     42.6     43.1

(1) Includes pretax restructuring and other charges of $2,801 ($1,847 after taxes) recorded as $892 of costs, $1,645 of selling, general and administrative expenses and $264 of research and development expenses.
(2) The calculation of earnings per share on a historical basis includes the retroactive recognition to January 1, 1995 of the 524,624,894 shares owned by AT&T on April 10, 1996.
(3) The calculation of earnings per share on a pro forma basis assumes that all 636,661,931 common shares outstanding on April 10, 1996 were outstanding since January 1, 1995 and gives no effect to the use of proceeds from the IPO.
(4) Excludes one-time charges of $1,024 million of purchased in-process research and development costs from acquisitions of Octel and Agile. Including these charges, research and development expenses as a percentage of revenues were 15.4% for 1997.
(5) Beginning September 30, 1996, Lucent changed its fiscal year-end from December 31 to September 30, and reported results for the nine-month transition period ended September 30, 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

TWELVE MONTHS ENDED SEPTEMBER 30, 1997 VERSUS TWELVE MONTHS ENDED SEPTEMBER 30, 1996

REVENUES

Total revenues increased $3,074 million or 13.2% for 1997 compared with 1996, primarily due to gains in sales from Systems for Network Operators, Business Communications Systems and Microelectronic Products. The overall revenue growth was partially offset by the expected decline in revenue from Consumer Products and Other Systems and Products. Revenues for Lucent's three core businesses increased 17.9% for 1997 compared with 1996. Revenue growth continued to be generated from sales both in the United States and internationally (including exports). International revenues increased 11.9% compared with 1996 and represented 24.1% of total revenues in 1997. The increased international sales reflect Lucent's targeted approach toward international revenue expansion for increased profitability. The following table presents Lucent's revenues by product line, and the related percentage of total revenues for the twelve months ended September 30, 1997 and 1996:

                                                              Twelve Months Ended
                                                                 September 30,
Dollars in Millions                              ----------------------------------------
                                                 As a Percentage          As a Percentage
                                         1997    of Total Revenue   1996  of Total Revenue
                                        -------  ---------------- ------- ----------------
Systems for Network Operators........   $15,614         59%       $13,192        57%
Business Communications Systems......     6,411         24          5,509        24
Microelectronic Products.............     2,755         11          2,315        10
Consumer Products....................     1,013          4          1,431         6
Other Systems and Products...........       567          2            839         3
Total................................   $26,360        100%       $23,286       100%

Revenues from SYSTEMS FOR NETWORK OPERATORS increased $2,422 million or 18.4% compared with 1996. The increase resulted from higher sales of both switching and wireless systems with associated software, fiber-optic cable and professional services. Demand for second lines in businesses and residences for Internet services and data connectivity contributed to the revenue growth for 1997.

Software sales increased $414 million or 21.7% compared with the same period in 1996. The increase was primarily driven by strong demand for associated software for Lucent's new Access Interface Unit ("AIU") as well as software sales to support number portability. The AIU is used in the 5ESS switch and helps speed voice and Internet traffic.

Sales from Systems for Network Operators in the United States increased 22.2%. The revenue increase in the United States was led by sales to traditional service providers and non-traditional customers such as personal communications services ("PCS") wireless providers, competitive access providers and cable television companies. International revenues increased 8.2% compared with 1996, resulting from increased sales in the Europe/Middle East/Africa, Asia/Pacific and Caribbean/Latin America regions. International revenues represented 25.1% of Systems for Network Operators revenues for 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

For 1997, sales of wireless infrastructure increased significantly compared with the same period in 1996 primarily due to PCS contracts as customers accepted networks for commercial service in 1997 using various digital technologies. These technologies include Code Division Multiple Access ("CDMA"), Global System for Mobile Communications ("GSM") and Time Division Multiple Access ("TDMA"). The Lucent digital technologies continue to show acceptance in both the international and domestic markets.

Revenues from BUSINESS COMMUNICATIONS SYSTEMS increased $902 million or 16.4% compared with the same period in 1996. This increase was led by sales of DEFINITY(R) products, SYSTIMAX(R) structured cabling, messaging systems, integrated offers such as call centers and higher revenues from service contracts. This increase was partially offset by the continued erosion of the rental base. Revenues in the United States increased 17.0% compared with 1996. International revenues increased by 13.2%, reflecting growth in all international regions. The increase in the United States and internationally was primarily due to sales of DEFINITY(R) products, call centers and messaging systems. In addition, higher sales of SYSTIMAX(R) structured cabling contributed to the revenue growth in the United States. International revenues represented 15.8% of revenue for 1997.

During fiscal 1997, Lucent acquired Octel and Agile. Combined with Octel, Lucent offers a wide array of messaging products and services to reach most customer segments: wireless customers, central-office-based customers and business customers of any size, while Agile contributes technology that supports a closer integration of applications that combine voice and data. Through these acquisitions, Lucent has added new in-process and existing technologies to its voice and data networking capabilities. Utilizing these acquired in-process technologies, the development of the next generation of products will involve certain risks due to the complexity and uncertainty inherent in research and development efforts.

----------
(R) Registered trademark of Lucent

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Sales of MICROELECTRONIC PRODUCTS increased $440 million or 19.0% compared with 1996, due to higher sales of customized chips for computing and communications, including components for local area networks, data networking, high-end computer workstations and wireless telephones. Higher sales of power systems and optoelectronic components also contributed to the increase for 1997. Domestic revenues increased 12.5% compared with 1996, led by sales to original equipment manufacturers ("OEMs"). The growth in international revenues of 25.9% was driven by application specific integrated circuits ("ASICs") sales in the Asia/Pacific region as well as the growth of wireless and multimedia integrated circuits and power products sold to customers in Europe for cellular applications. International revenues represented 51.3% of the Microelectronic Products sales for 1997. Microelectronic Products continues to bring to market new technologies, such as the introduction of the K56flex(TM) modem technology.

Revenues from CONSUMER PRODUCTS decreased $418 million or 29.2% compared with 1996. The decline in revenues was primarily due to decreased product sales related to the closing of the Phone Center Stores, the discontinuation of unprofitable product lines and the continued decrease in phone rental revenues. Lucent's Consumer Products unit was contributed to the venture between Lucent and Philips on October 1, 1997.

Revenues from OTHER SYSTEMS AND PRODUCTS decreased $272 million or 32.4% compared with 1996. The decrease is largely due to the sale of Lucent's Custom Manufacturing Services business in fiscal year 1997 and its Paradyne subsidiary in fiscal year 1996. Revenues in this product line are expected to continue to decline, reflecting the sale of Lucent's ATS unit to General Dynamics Corporation on October 1, 1997. ATS designed and manufactured custom defense systems for the United States government.

GROSS MARGIN

Gross margin percentage increased to 43.5% from 38.2% in 1996 primarily due to the restructuring charges recorded in the quarter ended December 31, 1995. Excluding restructuring charges, gross margin for 1996 was 42.0%. The increase in gross margin percentage for 1997 was due to an overall favorable mix of higher margin product revenues and the benefits associated with the business productivity improvement initiatives.

(TM) Trademark of Lucent

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OPERATING EXPENSES

Selling, general and administrative expenses decreased $1,506 million or 20.7% compared with 1996. Excluding the $1,645 million of restructuring charges recorded in December 1995, selling, general and administrative expenses increased $139 million compared with 1996. This increase was due to expenditures associated with higher sales levels, investment in growth initiatives, and the implementation of SAP, an integrated software platform. These increases were partially offset by the reversal of $174 million of business restructuring liabilities in 1997, the lower start-up costs incurred in 1997, and business productivity improvement initiatives, including lower expenses since some businesses were exited in fiscal 1997 and 1996. Selling, general and administrative expenses as a percentage of revenue declined 2.3 percentage points to 21.9% of revenue compared with 24.2% of revenues, excluding restructuring charges in 1996.

Research and development expenses increased $472 million or 18.5% compared with 1996. Excluding the impact of restructuring charges for the quarter ended December 31, 1995, research and development expenses increased by $736 million, primarily due to expenditures in support of wireless infrastructure, microelectronic products and advanced multimedia communications systems as well as a $127 million write-down of special-purpose Bell Labs assets no longer being used. Research and development expenses represented 11.5% of revenues as compared with 11.0% of revenues in 1996. Research and development expenses as a percentage of revenues increased 1.7 percentage points from 9.8%, excluding restructuring charges in 1996.

Purchased in-process research and development for 1997 reflects one-time write-offs totaling $1,024 million of in-process research and development in connection with the acquisitions of Octel (see Note 1) and Agile.

OTHER INCOME, INTEREST EXPENSE AND PROVISION FOR INCOME TAXES

Other income-net decreased $77 million compared with 1996. This decrease was largely due to gains recognized on the sale of certain investments and insurance recoveries in 1996, offset in part by increased interest income in 1997.

Interest expense increased $12 million compared with 1996 due primarily to replacing a portion of commercial paper with long-term debt in July 1996.

The effective tax rate of 63.1% for 1997 increased from the effective tax rate of 22.4% for the same period of 1996 due to the 1997 write-offs of in-process research and development costs and the tax impact of restructuring charges incurred in 1996. Excluding charges related to the acquisition of Agile and Octel, the effective tax rate for 1997 was 37.2%, a decrease of 3.6 percentage points from the 1996 effective tax rate of 40.8% before considering the effects of restructuring charges incurred in 1996. This decrease is primarily attributable to the tax impact of foreign earnings.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CASH FLOWS

Cash provided by operating activities was $1,946 million in 1997, an increase of $967 illion compared with the same period in 1996. This increase in cash was largely due to the retention of $2,000 million of customer accounts receivable by AT&T in 1996 as well as the increase in sales associated with higher cash collections. This was offset by changes in accounts payable due to the end of payments to AT&T related to the Separation and the change in other operating assets and liabilities over 1996. The change in other operating assets and liabilities was primarily due to the receipt of a $500 million cash advance made to Lucent in April 1996 by AT&T and the utilization by AT&T of that advance in 1997.

Cash payments of $483 million were charged against the December 1995 business restructuring reserves in 1997. As of September 30, 1997, the workforce had been reduced by approximately 17,900 positions in connection with business restructuring. In addition, approximately 1,000 employees left Lucent's workforce as part of the sale of Paradyne in 1996. Actual experience in employee separations, combined with redeploying employees into other areas of the business, has resulted in lower separation costs than originally anticipated.

Comparing 1997 and 1996, cash used in investing activities increased to $3,121 million from $1,638 million primarily due to the acquisition of Octel.

Capital expenditures were $1,635 million and $1,432 million for 1997 and 1996, respectively. Capital expenditures include expenditures for equipment and facilities used in manufacturing and research and development, including expansion of manufacturing capacity and international growth.

Cash provided by financing activities for 1997 was $295 million compared $2,503 million in 1996. This decrease was primarily due to the proceeds received from the IPO in the year-ago period.

In 1995, Lucent relied on AT&T to provide financing for its operations. The cash flows from financing activities for the period ended September 30, 1996 reflect changes in the Company's assumed capital structure. These cash flows are not necessarily indicative of the cash flows that would have resulted if the Company had been a stand-alone entity.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

NINE MONTHS ENDED SEPTEMBER 30, 1996 VERSUS NINE MONTHS ENDED SEPTEMBER 30, 1995

REVENUES

Total revenues increased $1,873 million or 13.4% for the nine-month period of 1996, compared with the same period of 1995, primarily due to gains in sales from Systems for Network Operators, Microelectronic Products and Business Communications Systems. The overall revenue growth was partially offset by the expected decline in revenues from Consumer Products due to the closing of the Phone Center Stores, discontinuance of unprofitable product lines and the decreased telephone rental revenues. Revenue growth continued to be generated from sales both in the United States and internationally (including exports). International revenues represented 23.1% of total revenues in 1996. The following table presents Lucent's revenues by product line, and the related percentage of total revenues for the nine months ended September 30, 1996 and 1995 (1995 has been restated to align intellectual property and other service revenues with Lucent's operating units):

                                                         Nine Months
                                                            Ended
                                                        September 30,
Dollars in Millions                     --------------------------------------------------
                                                  As a Percentage        As a Percentage
                                         1996    of Total Revenue  1995  of Total Revenue
                                        -------  ---------------- ------- ----------------
Systems for Network Operators........   $ 8,637          54%      $ 6,914        49%
Business Communications Systems......     3,983          25         3,710        27
Microelectronic Products.............     1,756          11         1,420        10
Consumer Products....................       880           6         1,238         9
Other Systems and Products...........       603           4           704         5
Total................................   $15,859         100%      $13,986       100%

Revenues from SYSTEMS FOR NETWORK OPERATORS increased $1,723 million or 24.9% compared with the same period in 1995. The increase was driven by higher sales of switching, transmission, fiber-optic cable products and professional services. Demand for those products was driven by second-line subscriber growth and customer demand for continued network upgrades.

Software sales increased $117 million or 15.0% compared with the same period in 1995. For 1996, sales of wireless infrastructure increased $69 million or 6.4% compared with the same period in 1995.

Sales from Systems for Network Operators in the United States increased 23.4% and international revenues increased 29.6% compared with the same period in 1995. The revenue increase in the United States was led by sales to AT&T and the Regional Bell Operating Companies, partially offset by a revenue decrease resulting from Lucent's exit from the copper cable business in 1995. Increased sales of infrastructure systems and services drove the international revenue growth in the Asia/Pacific and Europe/Middle East/Africa regions. In addition, the international revenue increase included approximately $298 million in revenue from several manufacturing and other operations of certain subsidiaries of Philips Electronics N.V. acquired in 1996 ("Philips Acquisition"). International revenues represented 24.8% of revenues from Systems for Network Operators in the nine-month period of 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In 1996, Lucent focused resources on marketing CDMA technology since this technology had shown acceptance in both the international and domestic markets. In addition, Lucent made progress in the buildout of CDMA infrastructure for PrimeCo Personal Communications LP in 1996. During the first calendar quarter of 1996, Lucent was awarded a contract from Sprint Spectrum Holdings LP ("Sprint PCS") to supply equipment and services for approximately 60% of Sprint PCS's market areas for its nationwide PCS wireless network over a five-year period.

Revenues from BUSINESS COMMUNICATIONS SYSTEMS increased $273 million or 7.4% compared with the same period in 1995. This increase was primarily due to higher sales in the United States and internationally, partially offset by the continued erosion of the rental base. The revenue growth in the United States was led by sales of DEFINITY(R) products, SYSTIMAX(R) structured cabling systems and INTUITY(TM) voice messaging products as well as higher revenue from call centers and maintenance contracts.
International revenues increased by 24.7%, reflecting growth in all international regions.

Sales of MICROELECTRONIC PRODUCTS increased $336 million or 23.7% compared with the same period in 1995 due to higher sales of DSPs and ASICs to OEMs, both internationally and in the United States. Domestic revenues increased 14.7% compared with the same period in 1995, led by sales to OEMs. The growth in international revenues of 34.6% was driven by continued strength of DSPs and ASICs sales in the Asia/Pacific region. International revenues represented 49.0% of the Microelectronic Products sales for the nine-month period of 1996.

Revenues from CONSUMER PRODUCTS decreased $358 million or 28.9% compared with the same period in 1995. The expected decline in revenues was primarily due to the decrease in product sales resulting from the closing of the Phone Center Stores, the discontinuance of unprofitable product lines and the decrease in telephone rentals.

Revenues from OTHER SYSTEMS AND PRODUCTS decreased $101 million or 14.3% compared with the same period in 1995. These revenues included sales from the Paradyne subsidiary sold in July 1996 as well as the Custom Manufacturing Services business, which Lucent sold in December 1996.

GROSS MARGIN

Gross margin percent declined to 41.4% from 43.9% in the year-ago period due to changes in the mix of revenues, erosion of high margin rental revenues and lower margins on products from the Philips Acquisition. The revenue mix reflected a high proportion of hardware sales and a high proportion of revenues from contracts accounted for on a percentage of completion basis.

OPERATING EXPENSES

Selling, general and administrative expenses increased $207 million or 5.1% compared with the same period in 1995. Included are approximately $160 million due to expenditures associated with start-up related costs such as advertising and creating a new information systems infrastructure, as well as the additional expenses resulting from the Philips Acquisition.

----------
(R)  Registered trademark of Lucent
(TM) Trademark of Lucent

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Selling, general and administrative expenses were 26.8% of revenues for the nine-month period of 1996 compared with 28.9% of revenues for the same period in 1995.

Research and development expenses increased $166 million or 9.9% compared with the same period in 1995. Research and development expenses represented 11.6% of revenues for the nine-month period of 1996 compared with 12.0% of revenues for the same period in 1995.

OTHER INCOME AND PROVISION FOR INCOME TAXES

Other income--net increased $54 million compared with the same period in 1995. The increase was primarily due to interest income on short-term investments.

The effective income tax rate of 39.0% for the nine-month period of 1996 decreased from 40.2% in the same period of 1995, primarily due to increased federal research tax credits.

CASH FLOWS

Cash used in operating activities was $4 million compared with $505 million in the same period in 1995. The change was due to an increase in prepayments from customers. Additionally, inventory in 1996 remained relatively level versus the buildup reported in 1995. These activities were offset by AT&T's retention of $2,000 million of accounts receivable in 1996.

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

Comparing the nine-month periods ended September 30, 1996 and 1995, cash used in investing activities increased to $1,066 million from $770 million. The increase in cash used in investing activities was largely the result of the Philips Acquisition and higher capital expenditures compared with the same period in 1995. Capital expenditures were $939 million and $784 million for the nine-month periods ended September 30, 1996 and 1995, respectively. These expenditures related to the expansion of manufacturing capacity of Microelectronic Products and the necessary expansion of various other facilities.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Total assets as of September 30, 1997, increased $1,185 million or 5.2% from September 30, 1996, due to increases in contracts in process and other assets offset by decreases in cash and inventory. The increase in contracts in process reflects the buildout for large contracts while the increase in other assets reflects the goodwill associated with the acquisition of Octel. The decrease in cash was largely due to Lucent's cash payments in connection with the acquisition of Octel offset by increased cash collections from customers.

For the year ended September 30, 1997, Lucent's inventory turnover ratio was 4.0 times compared with 3.3 times for the twelve months ended September 30, 1996. The increase was primarily due to improved inventory management at the factories and in the distribution channels. Inventory turnover is defined as cost of sales (excluding costs related to long-term contracts) divided by average inventory during the year.

Accounts receivable were outstanding an average of 64 days for the period ended September 30, 1997 compared with 68 days for the same period in 1996. The decrease in days outstanding was due to a faster level of cash collections in 1997 compared with 1996.

Working capital, defined as current assets less current liabilities, decreased $305 million from September 30, 1996 largely due to the decrease in cash.

The fair value of Lucent's pension plan assets is greater than the projected pension obligations. Lucent records pension income when the expected return on plan assets plus amortization of the transition asset is greater than the interest cost on the projected benefit obligation plus service cost for the year. Consequently, Lucent continued to have a net pension credit that added to prepaid pension costs in 1997 and beyond.

Lucent expects that, from time to time, outstanding commercial paper balances may be replaced with short- or long-term borrowings as market conditions permit. At September 30, 1997, Lucent maintained approximately $5,200 million in credit facilities of which a portion is used to support Lucent's commercial paper program. At September 30, 1997, approximately $5,000 million of these credit facilities were unused. Future financings will be arranged to meet Lucent's requirements with the timing, amount and form of issue depending on prevailing market and general economic conditions. Lucent anticipates that borrowings under its bank credit facilities, the issuance of additional commercial paper, cash generated from operations and short- and long-term debt financings will be adequate to satisfy its future cash requirements, although there can be no assurance that this will be the case.

Network operators, domestically and internationally, increasingly have required their suppliers to arrange or provide long-term financing for them as a condition to obtaining or bidding on infrastructure projects. These projects may require financing in amounts ranging from modest sums to over a billion dollars. In this regard, Lucent entered into a credit agreement in October 1996 to provide Sprint PCS long-term financing of $1,800 million for purchasing equipment and services for its PCS network.

In May 1997, under the $1,800 million credit facility provided by Lucent to Sprint PCS, Lucent closed transactions to lay off $500 million of loans and undrawn commitments and $300 million of undrawn commitments to a group of institutional investors and Sprint Corporation (a partner in Sprint PCS), respectively. As of September 30, 1997, $146 million of these commitments were not yet drawn down by Sprint PCS.

As part of the revenue recognition process, Lucent has assessed the collectibility of the accounts receivable relating to the Sprint PCS purchase contract in light of its financing commitment to Sprint PCS. Lucent has determined that the receivables under the contract are reasonably assured of collection based on various factors among which was the ability of Lucent to sell the loans and commitments without recourse. Lucent intends to continue pursuing opportunities for the sale of future loans and commitments.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Lucent has also entered into agreements to extend credit of up to an aggregate of approximately $850 million to three other PCS operators for possible future sales. As of September 30, 1997, no amounts had been advanced under these agreements. On October 1, 1997, a commitment for $300 million included in the $850 million expired and was not extended. The agreement relating to about $200 million of credit is subject to fulfillment of certain conditions and completion of final contract documentation. Lucent is continuing to propose, and commit to provide, financing where appropriate for its business, in addition to the above arrangements. The ability of Lucent to arrange or provide financing for network operators will depend on a number of factors, including Lucent's capital structure and level of available credit.

Lucent believes that it will be able to access the capital markets on terms and in amounts that will be satisfactory, and that it will be able to obtain bid and performance bonds, to arrange or provide customer financing as necessary, and to engage in hedging transactions on commercially acceptable terms, although there can be no assurance that this will be the case.

The ratio of total debt to total capital (debt plus equity) was 55.4% at September 30, 1997 compared with 59.8% at September 30, 1996. Excluding the one-time charges related to the acquisition of Octel for the twelve months ended September 30, 1997, the return on assets was 6.5% compared with 5.3% for the twelve months ended September 30, 1996, excluding business restructuring and other charges.

RISK MANAGEMENT

Lucent is exposed to market risk from changes in foreign currency exchange rates and interest rates, which could impact its results of operations and financial condition. Lucent manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and are not used for speculative or trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage Lucent's exposure to nonperformance on such instruments.

Lucent uses foreign currency derivative instruments to reduce its exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. The foreign currency exchange contracts are designated for firmly committed or forecasted purchases and sales. The use of these derivative financial instruments allows Lucent to reduce its overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of September 30, 1997 and 1996, Lucent's primary foreign currency market exposures include Deutsche marks, Japanese yen and Dutch guilders. There have been no changes in how such exposures are managed since the nine-month period ended September 30, 1996. Management does not foresee or expect any significant changes in foreign currency exposure or in the strategies it employs to manage such exposures in the near future.

Foreign currency exchange contracts are sensitive to changes in foreign currency exchange rates. As of September 30, 1997, 10% appreciations from the prevailing market rates of Deutsche marks, Japanese yen and Dutch guilders would increase the related unrealized gain by $16 million. Conversely, 10% depreciations of these currencies from the prevailing market rates would decrease the related unrealized gain by $20 million. Unrealized gains/losses in foreign currency exchange contracts are defined as the difference between the hypothetical rates and the current market exchange rates. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

15
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

While Lucent hedges actual and anticipated transactions with customers, the decline in value of the Asia/Pacific currencies may, if not reversed, adversely affect future product sales because Lucent products may become more expensive for customers to purchase in their local currency.

Lucent manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost effective manner, Lucent, from time to time, enters into interest rate swap agreements, in which it agrees to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. Lucent had no material interest rate swap agreements in effect as of September 30, 1997 and 1996. The strategy employed by Lucent to manage its exposure to interest rate fluctuations is unchanged from that date. Management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

Various financial instruments held or issued by Lucent are sensitive to changes in interest rates. Interest rate changes would result in gains/losses in the market value of Lucent's term debt, commercial paper and investments due to differences between the market interest rates and rates at the inception of these financial instruments. Based on Lucent's term debt and commercial paper outstanding at September 30, 1997 and current market perception, a 100 basis point increase in the interest rates as of September 30, 1997 would result in a net reduction of the market value of these instruments of $80 million. Conversely, a 100 basis point decrease in the interest rates would result in an $86 million net increase in the market value of Lucent's term debt and commercial paper outstanding at September 30, 1997. Neither a 100 basis point increase nor decrease from current interest rates would have a material impact on the market value of Lucent's investments.

OTHER

Lucent's current and historical operations are subject to a wide range of environmental protection laws. In the United States, these laws often require parties to fund remedial action regardless of fault. Lucent has remedial and investigatory activities underway at about 40 current and former facilities. In addition, Lucent was named a successor to AT&T as a potentially responsible party ("PRP") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes. Under the Separation and Distribution Agreement, among AT&T, Lucent and NCR Corporation ("NCR") dated as of February 1, 1996, and amended and restated as of March 29, 1996 ("Separation and Distribution Agreement"), Lucent is responsible for all liabilities primarily resulting from or related to the operation of Lucent's business as conducted at any time prior to or after the Separation including related businesses discontinued or disposed of prior to the Separation, and Lucent's assets including, without limitation, those associated with these sites. In addition, under the Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities paid out in excess of certain amounts by AT&T and NCR, including environmental liabilities.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Lucent records an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Management expects that the amounts reserved will be paid out over the period of remediation for the applicable site which ranges from 5 to 30 years. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily upon internal or third party environmental studies, and estimates as to the number, participation level and financial viability of any other PRPs, the extent of the contamination and the nature of required remedial actions. Accruals are adjusted as further information develops or

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

circumstances change. The amounts provided for in Lucent's consolidated financial statements in respect to environmental reserves are the gross undiscounted amount of such reserves, without deductions for insurance or third party indemnity claims. In those cases where insurance carriers or third party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the financial statements. Although Lucent believes that its reserves are adequate, there can be no assurance that the amount of capital and other expenditures that will be required relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in Lucent's reserves or will not have a material adverse effect on Lucent's financial condition, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of financial condition and results of operations and other sections of this Annual Report contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which Lucent operates, management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Future Factors include increasing price and product/services competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes and the Company's ability to continue to introduce competitive new products and services on a timely, cost effective basis; the mix of products/services; the achievement of lower costs and expenses; domestic and foreign governmental and public policy changes which may affect the level of new investments and purchases made by customers; changes in environmental and other domestic and foreign governmental regulations; protection and validity of patent and other intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in increasing use of large, multi-year contracts; the cyclical nature of the Company's business; the outcome of pending and future litigation and governmental proceedings and continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support the Company's future business. These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and other Future Factors.

For a further description of Future Factors that could cause actual results to differ materially from such forward-looking statements, see below in this Annual Report and also see the discussion in the Company's Form 10-K for the year ended September 30, 1997 in Item 1 under the section entitled "OUTLOOK-Forward Looking Statements" and the remainder of the OUTLOOK section.

Competition:

See discussion above under KEY BUSINESS CHALLENGES.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Dependence On New Product Development:

The markets for the Company's principal products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating communications systems for network operators and business customers. The Company's operating results will depend to a significant extent on its ability to continue to introduce new systems, products, software and services successfully on a timely basis and to reduce costs of existing systems, software and services. The success of these and other new offerings is dependent on several factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the Company's competitors and market acceptance. In addition, new technological innovations generally require a substantial investment before any assurance is available as to their commercial viability, including, in some cases, certification by international and domestic standards-setting bodies.

Reliance on Major Customers:

See discussion above under KEY BUSINESS CHALLENGES.

Readiness for Year 2000:

Lucent has taken actions to understand the nature and extent of the work required to make its systems, products and infrastructure Year 2000 compliant. Lucent began work several years ago to prepare its products and its financial, information and other computer-based systems for the Year 2000, including replacing and/or updating existing legacy systems. Lucent continues to evaluate the estimated costs associated with these efforts based on actual experience. While these efforts will involve additional costs, Lucent believes, based on available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business operations, products or financial prospects.

Multi-Year Contracts:

See discussion above under FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES, AND KEY BUSINESS CHALLENGES

Seasonality:

See discussion above under KEY BUSINESS CHALLENGES.

Future Capital Requirements:

See discussion above under FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

International Growth:

Lucent intends to continue to pursue growth opportunities in international markets. In many international markets, long-standing relationships between potential customers of the Company and their local providers, and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such international growth opportunities may require significant investments for an extended period before returns on such investments, if any, are realized. Such projects and investments could be adversely affected by reversals or delays in the opening of foreign markets to new competitors, exchange controls, currency fluctuations, investment policies, repatriation of cash, nationalization, social and political risks, taxation, and other factors, depending on the country in which such opportunity arises.

Foreign Exchange:

See discussion above under RISK MANAGEMENT.

REPORT OF MANAGEMENT

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

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations including the possibility of circumvention or overriding of controls - and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent public accountants and the internal auditors.

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


Richard A. McGinn - signed                 Donald K. Peterson - signed
Chief Executive Officer                    Executive Vice President,
and President                              Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners of Lucent Technologies Inc.:

We have audited the consolidated balance sheets of Lucent Technologies Inc. and subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of income, changes in shareowners' equity, and cash flows for the year and nine-month period ended September 30, 1997 and 1996, respectively and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lucent Technologies Inc. and subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations, and their cash flows for the year and nine-month period ended September 30, 1997 and 1996, respectively and the year ended December 31, 1995, in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P. - Signed
1301 Avenue of the Americas
New York, New York
October 21, 1997

                    Lucent Technologies Inc. and Subsidiaries
                        CONSOLIDATED STATEMENTS OF INCOME
                 (Dollars in Millions, Except Per Share Amounts)

                               Year Ended           Nine Months Ended         Year Ended
                              September 30,            September 30,          December 31,
                            -----------------      ---------------------    --------------
                              1997      1996            1996       1995          1995
------------------------------------------------------------------------------------------
                                      UNAUDITED                 UNAUDITED
------------------------------------------------------------------------------------------
Revenues                    $26,360    $23,286        $15,859    $13,986      $ 21,413

Costs                        14,898     14,392          9,290      7,843        12,945

Gross margin                 11,462      8,894          6,569      6,143         8,468

Operating expenses
Selling, general
  and administrative          5,784      7,290          4,244      4,037         7,083
Research and development      3,023      2,551          1,838      1,672         2,385
Purchased in-process
  research and development    1,024          -              -          -             -
Total operating expenses      9,831      9,841          6,082      5,709         9,468

Operating income(loss)        1,631       (947)           487        434        (1,000)
Other income - net              141        218             96         42           164
Interest expense                305        293            216        225           302
Income(loss) before           1,467     (1,022)           367        251        (1,138)
  income taxes
Provision(benefit) for
  income taxes                  926       (229)           143        101          (271)
Net income(loss)            $   541    $  (793)       $   224    $   150      $   (867)

Weighted average
  common shares
  outstanding (millions)      644.1      578.1          595.9      524.6         524.6

Earnings(loss) per
  common share              $  0.84    $ (1.37)       $  0.38    $  0.28      $  (1.65)
Dividends per
  common share              $ 0.225    $  0.15        $  0.15    $     -      $      -

See Notes to Consolidated Financial Statements.

21
                    Lucent Technologies Inc. and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS
                  (Dollars in Millions, Except Per Share Amounts)

                                                September 30,     September 30,
                                                    1997              1996
                                               -------------     ------------
ASSETS
Cash and cash equivalents                        $  1,350         $  2,241
Accounts receivable less
  allowances of $352 in 1997 and
  $273 in 1996                                      5,373            4,914
Inventories                                         2,926            3,288
Contracts in process (net of progress
 billings of $2,003 in 1997 and
 $708 in 1996)                                      1,046              505
Deferred income taxes - net                         1,333            1,617
Other current assets                                  473              216
Total current assets                               12,501           12,781

Property, plant and equipment, net                  5,147            4,687
Prepaid pension costs                               3,172            2,828
Deferred income taxes - net                         1,262              979
Capitalized software development costs                293              362
Other assets                                        1,436              989

Total assets                                     $ 23,811         $ 22,626

LIABILITIES
Accounts payable                                 $  1,931         $  1,900
Payroll and benefit-related
  liabilities                                       2,178            2,492
Postretirement and postemployment
  benefit liabilities                                 239              220
Debt maturing within one year                       2,538            2,363
Other current liabilities                           3,852            3,738

Total current liabilities                          10,738           10,713

Postretirement and postemployment
  benefit liabilities                               6,073            5,642
Long-term debt                                      1,665            1,634
Other liabilities                                   1,948            1,951

Total liabilities                                $ 20,424         $ 19,940
Commitments and contingencies

SHAREOWNERS' EQUITY
Preferred stock - par value $1 per share
 Authorized 250,000,000 shares                   $      -         $      -
 Issued and outstanding shares: none
Common stock - par value $.01 per share
 Authorized shares: 3,000,000,000
 Issued and outstanding shares:
 642,062,656 at September 30, 1997;
 636,662,634 at September 30, 1996                      6                6
Additional paid-in capital                          3,047            2,595
Guaranteed ESOP obligation                            (77)            (106)
Foreign currency translation                         (191)             (16)
Retained earnings                                     602              207

Total shareowners' equity                        $  3,387         $  2,686

Total liabilities and shareowners' equity        $ 23,811         $ 22,626

See Notes to Consolidated Financial Statements.

                    Lucent Technologies Inc. and Subsidiaries
                           CONSOLIDATED STATEMENTS OF
                         CHANGES IN SHAREOWNERS' EQUITY
                              (Dollars in Millions)

                                    Year Ended      Nine Months Ended       Year Ended
                                September 30, 1997  September 30, 1996   December 31,1995
                                ------------------  ------------------   ----------------
PREFERRED STOCK

COMMON STOCK
 Balance at beginning of period         $    6            $    -            $     -
 Issuance of common shares                   -                 6                  -
 Balance at end of period                    6                 6                  -

ADDITIONAL PAID-IN CAPITAL
 Balance at beginning of period          2,595             1,406                  -
 Issuance of common shares                 260             2,881                  -
 Conversion of Octel stock options         116                 -                  -
 Net loss from 1/1/96 through 1/31/96        -               (72)                 -
 Dividends declared                          -                (7)                 -
 Accounts receivable holdback
  by AT&T                                    -            (2,000)                 -
 Unrealized gain on investments             40                15                  -
 Acceptance of ESOP                          -               120                  -
 Other contributions from AT&T               -               252              1,406
 Other                                      36                 -                  -
 Balance at end of period                3,047             2,595              1,406

GUARANTEED ESOP OBLIGATION
 Balance at beginning of period           (106)                -                  -
 Acceptance of ESOP                          -              (120)                 -
 Amortization of ESOP obligation            29                14                  -
 Balance at end of period                  (77)             (106)                 -

FOREIGN CURRENCY
  TRANSLATION ADJUSTMENTS
 Balance at beginning of period            (16)               28                 92
 Translation adjustments                  (175)              (44)               (64)
 Balance at end of period                 (191)              (16)                28

SHAREOWNER'S NET INVESTMENT
 Balance at beginning of period              -                 -              2,384
 Net loss                                    -                 -               (867)
 Transfers to AT&T                           -                 -               (111)
 Transfer to additional paid-in capital      -                 -             (1,406)
 Balance at end of period                    -                 -                  -

RETAINED EARNINGS
 Balance at beginning of period            207                 -                  -
 Net income                                541                 -                  -
 Net income from 2/1/96
  through 9/30/96                            -               296                  -
 Dividends declared                       (146)              (89)                 -
 Balance at end of period                  602               207                  -

TOTAL SHAREOWNERS' EQUITY             $  3,387           $ 2,686            $ 1,434

See Notes to Consolidated Financial Statements.

23
                    Lucent Technologies Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (Dollars in Millions)

                                  Year Ended        Nine Months Ended         Year Ended
                                 September 30,         September 30,          December 31,
                              ------------------   ---------------------    --------------
                                1997       1996         1996       1995          1995
------------------------------------------------------------------------------------------
                                         UNAUDITED               UNAUDITED
------------------------------------------------------------------------------------------
Operating Activities:
Net income(loss)                 $  541     $  (793)     $   224     $  150       $  (867)
Adjustments to reconcile
 net income(loss)
 to net cash provided by
 (used in)operating activities:
  Business restructuring
    charge                         (201)      2,515          (98)         -         2,613
  Asset impairment
    and other charges                81         293          105          -           188
  Depreciation and
    amortization                  1,450       1,326          937      1,104         1,493
  Provision for
    uncollectibles                  127          73           54         50            69
  Deferred income taxes               9        (996)        (251)        92          (653)
  Purchased in-process
    research and development      1,024           -            -          -             -
  (Increase)decrease in
    accounts receivable            (389)     (3,114)      (1,506)       405        (1,203)
  Increase in inventories
    and contracts in process       (273)       (309)        (524)    (1,304)       (1,089)
  Increase(decrease) in
    accounts payable                (16)      1,021          629       (121)          271
  Changes in other operating
    assets and liabilities         (315)      1,040          537       (744)         (241)
  Other adjustments for
    noncash items - net             (92)        (77)        (111)      (137)         (103)
Net cash provided by(used in)
  operating activities            1,946         979           (4)      (505)          478

Investing Activities:
Capital expenditures             (1,635)     (1,432)        (939)      (784)       (1,277)
Proceeds from the sale or
 disposal of property, plant
 and equipment                      108         119           15         14           118
Purchases of
 equity investments                (149)        (96)         (46)       (36)          (86)
Sales of equity investments          12         102          102          -             -
Dispositions of businesses          181          58           58         10            10
Acquisitions of businesses,
 net of cash acquired            (1,568)       (234)        (234)         -             -
Other investing
 activities - net                   (70)       (155)         (22)        26          (107)
Net cash used in
 investing activities            (3,121)     (1,638)      (1,066)      (770)       (1,342)

See Notes to Consolidated Financial Statements.
                                                   (CONT'D)

                    Lucent Technologies Inc. and Subsidiaries
                CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONT'D)
                              (Dollars in Millions)

                                  Year Ended         Nine Months Ended        Year Ended
                                 September 30,         September 30,          December 31,
                              ------------------   ---------------------    --------------
                                1997       1996         1996       1995          1995
------------------------------------------------------------------------------------------
                                         UNAUDITED              UNAUDTIED
------------------------------------------------------------------------------------------

Financing Activities:
Repayments of long-term debt      (16)        (53)         (39)       (32)          (46)
Issuance of long-term debt         52       1,499        1,499          -             -
Proceeds of issuance
 of common stock                  260       2,887        2,887          -             -
Dividends paid                   (192)        (48)         (48)         -             -
Proceeds(repayments) of
 debt sharing
 agreement - net                    -         (67)           -        948           881
Transfers from(to) AT&T             -        (190)          13         92          (111)
(Increase)decrease in
 short-term borrowings - net      191      (1,525)      (1,436)        89             -
Net cash provided by
 financing activities             295       2,503        2,876      1,097           724

Effect of exchange rate
 changes on cash
 and cash equivalents             (11)        (16)         (13)        11             8

Net increase(decrease)
 in cash and
 cash equivalents                (891)      1,828        1,793       (167)         (132)

Cash and cash equivalents
 at beginning of period         2,241         413          448        580           580

Cash and cash equivalents
 at end of period             $ 1,350     $ 2,241      $ 2,241    $   413      $    448

See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

1. BACKGROUND AND BASIS OF PRESENTATION

BACKGROUND

Lucent Technologies Inc. ("Lucent" or the "Company") was formed from the systems and technology units of AT&T Corp. ("AT&T") and the associated assets and liabilities of those units, including Bell Laboratories (the "Separation"). Lucent was incorporated on November 29, 1995 with 1,000 shares of common stock ("Common Stock"), authorized and outstanding, all of which were owned by AT&T. On April 2, 1996, AT&T obtained an additional 524,623,894 shares of Common Stock and on April 10, 1996, Lucent issued 112,037,037 shares in an Initial Public Offering. On September 30, 1996, AT&T distributed to its shareowners all of its remaining interest in Lucent (the "Distribution").

BASIS OF PRESENTATION

The consolidated financial statements for the nine months ended September 30, 1996 and the year ended December 31, 1995 reflect the results of operations, changes in shareowners' equity and cash flows, and the financial position of the business that was transferred to Lucent from AT&T as if Lucent were a separate entity. The consolidated financial statements have been prepared using the historical basis of the assets and liabilities and historical results of operations of these businesses. Additionally, the aforementioned financial statements include an allocation of certain AT&T corporate headquarters assets, liabilities and expenses related to the businesses that were transferred to Lucent from AT&T. Management believes the allocations reflected in the consolidated financial statements are reasonable. The aforementioned financial statements may not necessarily reflect the consolidated results of Lucent's operations, financial position, changes in shareowners' equity or cash flows in the future or what they would have been had Lucent been a separate, stand-alone company during such periods.

ACQUISITION

In September 1997, Lucent completed the purchase of all outstanding stock of Octel Communications Corporation ("Octel"), a provider of voice, fax and electronic messaging technologies, at an aggregate purchase price of approximately $1,819 ($1,703 in cash). Lucent paid for the Octel shares from its general funds which consist of cash from operations and proceeds from short-term borrowings. The acquisition was accounted for using the purchase method of accounting. The fair market value of Octel's assets and liabilities, which was independently determined, has been included in the statement of financial position as of September 30, 1997. The purchase price was allocated as follows:

     Fair value of assets acquired............   $  664
     Fair value of liabilities assumed........     (157)
     Goodwill.................................      181
     Acquired existing technology.............      186
     Purchased in-process research
      and development costs...................      945
     Total....................................   $1,819

Acquired technology valuation included both existing technology and that represented by in-process research and development. The valuation was made by applying the income forecast method which considers the present value of cash flows by product lines.

The fair value of existing technology products was valued at $186 and is being amortized over five years. In-process research and development was valued at $945 and was charged to expense since this technology had not reached technological feasibility and has no alternative use. This technology will require varying additional development, coding and testing efforts over the next one and a half years before assessment of technological feasibility can be determined.

Goodwill is being amortized over seven years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include all majority-owned subsidiaries in which Lucent exercises significant influence. Investments in which Lucent exercises significant influence, but which it does not control (generally a 20%
- 50% ownership interest), are accounted for under the equity method of accounting. Investments in which Lucent has less than a 20% ownership interest are accounted for under the cost method of accounting. All material intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowance for uncollectible accounts receivable, inventory obsolescence, product warranty, depreciation, employee benefits, taxes, restructuring reserves and contingencies, among others.

EARNINGS PER COMMON SHARE

Earnings per common share was calculated by dividing the net income by the weighted average shares of common stock and common stock equivalents outstanding during the periods. Included in the calculation of the weighted average shares outstanding is the retroactive recognition to January 1, 1995 of the 524,624,894 shares owned by AT&T.

FOREIGN CURRENCY TRANSLATION

For operations outside the United States that prepare financial statements in currencies other than the United States dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end of period exchange rates. Translation adjustments are included as a separate component of shareowners' equity.

REVENUE RECOGNITION

Revenue is generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Revenue from product sales of hardware and software is recognized at time of delivery and acceptance, and after consideration of all the terms and conditions of the customer contract. Sales of services are recognized at time of performance and rental revenue is recognized proportionately over the contract term. Revenues and estimated profits on long-term contracts are recognized under the percentage of completion method of accounting using either a units-of-delivery or a cost-to-cost methodology. Profit estimates are revised periodically based upon changes in facts. Any losses on contracts are recognized immediately.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost (determined principally on a first-in, first-out basis) or market.

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

GOODWILL

Goodwill is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefited, principally in the range of 5 to 15 years. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the 1997 presentation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

3. CHANGES IN ACCOUNTING POLICIES

In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (the "SFAS") No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 simplifies the standards for computing earnings per share and is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. The adoption of SFAS 128 is not expected to have a material impact on Lucent's previously reported earnings per share.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Lucent is in the process of determining its preferred format. The adoption of SFAS no. 130 will have no impact on Lucent's consolidated results of operations, financial position or cash flows.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. Lucent is in the process of evaluating the disclosure requirements. The adoption of SFAS No. 131 will have no impact on Lucent's consolidated results of operations, financial position or cash flows.

4. SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                   Nine
                                                 Year Ended     Months Ended     Year Ended
                                                 September 30,  September 30,   December 31,
                                                    1997           1996            1995
                                                 -------------  -------------   ------------

INCLUDED IN COSTS
Amortization of software development costs.....  $    380       $  218        $    312

INCLUDED IN SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES
Amortization of goodwill.......................  $     32       $   25        $     40

INCLUDED IN COSTS AND OPERATING EXPENSES
Depreciation and amortization of property,
  plant and equipment..........................  $  1,008       $  674        $  1,109

OTHER INCOME
Interest income................................  $    132       $   71        $     44
Minority interests in earnings of subsidiaries.       (35)         (21)            (20)
Net equity losses from investments.............       (64)         (26)            (25)
Increase in cash surrender value
  of life insurance............................        54           35              40
Loss on foreign currency transactions..........       (12)          (4)            (26)
Miscellaneous -- net...........................        66           41             151
                                                   -------      -------         -------
Total other income -- net......................  $    141       $   96        $    164

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

DEDUCTED FROM INTEREST EXPENSE
Capitalized interest...........................  $     14     $   14    $    14

For the period ended September 30, 1997, research and development costs include a $127 write-down of special purpose Bell Labs assets no longer being used.

SUPPLEMENTARY BALANCE SHEET INFORMATION
                                                   September 30,   September 30,
                                                       1997            1996
                                                   -------------   -------------
INVENTORIES
Completed goods..................................  $  1,611          $ 1,837
Work in process and raw materials................     1,315            1,451
                                                     --------         -------
Inventories......................................  $  2,926          $ 3,288

PROPERTY, PLANT AND EQUIPMENT -- NET
Land and improvements............................  $    299          $   275
Buildings and improvements.......................     2,852            2,875
Machinery, electronic and other equipment........     8,403            7,870
Total property, plant and equipment..............    11,554           11,020
Less: Accumulated depreciation and amortization..    (6,407)          (6,333)
                                                     --------         -------
Property, plant and equipment -- net.............  $  5,147          $ 4,687

OTHER CURRENT LIABILITIES
Advance billings and customer deposits             $    844         $  1,202

SUPPLEMENTARY CASH FLOW INFORMATION

                                                                 Nine
                                               Year Ended    Months Ended     Year Ended
                                              September 30,  September 30,   December 31,
                                                  1997           1996           1995
                                              ------------   -------------   -----------

Interest payments, net of amounts capitalized    $  307         $ 209          $ 303

Income tax payments .........................    $  781        $  142          $ 224

For information related to the acquisition of Octel, see Note 1.

In addition, the statement of cash flows for the nine-month period ended September 30, 1996 excludes $2,000 of customer accounts receivable retained by AT&T as well as net asset transfers of $239 received from AT&T. These transactions have not been reflected on the consolidated statement of cash flows because they were noncash events accounted for as changes in paid-in capital.

5. BUSINESS RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of calendar year 1995, a pretax charge of $2,801 was recorded to cover restructuring costs of $2,613 and asset impairment and other charges of $188. The restructuring plans included restructuring Lucent's Consumer Products business, including closing all of the Company-owned retail Phone Center Stores; consolidating and reengineering numerous corporate and business unit operations; and selling the Microelectronics interconnect and Paradyne businesses.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

The 1995 business restructuring charge of $2,613 included restructuring liabilities of $1,774, asset impairments of $497 and $342 of benefit plan losses. Benefit plan losses were related to pension and other employee benefit plans and primarily represented losses in 1995 from the actuarial changes that otherwise might have been amortized over future periods.

The pretax total charge for restructuring, impairments and other charges of $2,801 for 1995 was recorded as $892 of costs, $1,645 of selling, general and administrative expenses, and $264 of research and development expenses. The charges included $1,509 for employee separations; $627 for asset write-downs; $202 for closing, selling and consolidating facilities; and $463 for other items. The total charges reduced net income by $1,847.

The restructuring charge of $2,613 incorporated the separation costs, both voluntary and involuntary, for nearly 22,000 employees. As of September 30, 1997, the workforce has been reduced by approximately 17,900 positions due to business restructuring. In addition, approximately 1,000 employees left Lucent's workforce as part of the sale of Paradyne in 1996. Actual experience in employee separations, combined with redeploying employees into other areas of the business, has resulted in lower separation costs than originally anticipated. Lucent anticipates that approximately 90% of the total expected employee reductions in positions will be complete by September 1998.

The following table displays a rollforward of the liabilities for business restructuring from December 31, 1995 to September 30, 1997:

                         December 31,       -------------1996---------------  September 30,
Type of Cost             1995 Balance    Additions          Other  Usage      1996 Balance
-------------------------------------------------------------------------------------------
Employee Separation      $ 1,219         $    -          $(81)      $(372)     $  766
Facility Closing             272              -           (35)        (62)        175
Other                        416              -            18         (86)        348
Total                    $ 1,907         $    -          $(98)      $(520)     $1,289

                         September 30,    --------------1997-------------     September 30,
Type of Cost             1996 Balance     Additions       Other      Usage    1997 Balance
-------------------------------------------------------------------------------------------
Employee Separation      $   766         $    -       $(154)     $(264)        $  348
Facility Closing             175              -         (24)       (85)            66
Other                        348              -         (23)      (170)           155
Total                    $ 1,289         $    -       $(201)     $(519)         $ 569

Management believes that the remaining reserves for business restructuring are adequate to complete its plan.

Cash payments of $483 and $456 and noncash related charges of $36 and $64 primarily associated with asset write-offs were charged against the business restructuring reserves for the year and nine-month period ended September 30, 1997 and 1996, respectively. Lucent reversed $201 and $98 of business restructuring reserves primarily related to employee separations for the year and nine-month period ended September 30, 1997 and 1996, respectively.

For the year and nine-month period ended September 30, 1997 and 1996, respectively, the reversals of business restructuring reserves were offset by a write-down of $127 for special purpose Bell Labs assets no longer being used in 1997 and $105 of non-recurring and other charges in 1996, principally associated with the separation from AT&T.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)
6. INCOME TAXES

The following table presents the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:

                                                                 Nine
                                               Year Ended    Months Ended       Year Ended
                                              September 30,  September 30,     December 31,
                                                 1997           1996             1995
                                              -------------  -------------     ------------
U.S federal statutory income tax rate.....        35.0%          35.0%           35.0%
                                                 -------        -------         -------
State and local income taxes, net of
  federal income tax effect...............         5.4            1.4             5.0
Amortization of intangibles...............         0.2              -            (2.5)
Foreign earnings and dividends taxed at
  different rates.........................         0.9            4.1           (12.3)

Research credits..........................        (2.6)          (5.0)            0.3
Other differences - net...................        (1.7)           3.5            (1.7)
                                                 -------        -------         -------
Effective income tax rate before purchased
in-process research and development costs.        37.2%          39.0%           23.8%

Purchased in-process research and
  development costs.......................        25.9            0.0             0.0
                                                 -------        -------         -------
Effective income tax rate.................        63.1%          39.0%           23.8%
                                                 =======        =======         =======

The following table presents the U.S. and foreign components of income before income taxes and the provision for income taxes:

                                                                 Nine
                                               Year Ended    Months Ended     Year Ended
                                              September 30,  September 30,   December 31,
                                                 1997           1996            1995
                                              ------------   -------------   -----------

INCOME(LOSS) BEFORE INCOME TAXES
United States.............................      $   873         $   101       $ (1,253)
Foreign...................................          594             266            115
                                                 -------          ------        -------
                                                $ 1,467         $   367       $ (1,138)
                                                 =======          ======        =======
PROVISION(BENEFIT) FOR INCOME TAXES

CURRENT
Federal...................................      $   464         $   242       $    199
State and local...........................          129              53             42
Foreign...................................          226              98            141
                                                 -------          ------        -------
                                                    819             393            382
                                                 -------          ------        -------
DEFERRED
Federal...................................           35            (198)          (523)
State and local...........................           77            ( 45)          (130)
Foreign and other.........................         (  5)           (  7)             -
                                                 -------          ------        -------
                                                    107            (250)          (653)
                                                 -------          ------        -------
Provision(benefit) for income taxes.......      $   926         $   143       $   (271)
                                                 =======          ======        =======

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Dollars In Millions, Except Per Share Amounts)

As of September 30, 1997, Lucent had state and local, and foreign net operating loss carryforwards (tax effected) of $103, which expire primarily after 2000.

The components of deferred tax assets and liabilities at September 30, 1997 and 1996 are as follows:

                                                         September 30,   September 30,
                                                             1997            1996
                                                         -------------   -------------
DEFERRED INCOME TAX ASSETS:

  Employee pensions and other benefits, net.........        $ 1,777         $ 1,900
  Business restructuring............................            112             417
  Reserves and allowances...........................            887             658
  Net operating loss/credit carryforwards...........            107              67
  Valuation allowance...............................           (234)           (208)
  Other.............................................            664             555
                                                             -------         -------
Total deferred income tax assets....................        $ 3,313         $ 3,389
                                                            ========        =======

DEFERRED INCOME TAX LIABILITIES:
  Property, plant and equipment.....................        $   478          $  519
  Other.............................................            240             274
                                                             ------          -------
Total deferred income tax liabilities...............        $   718          $  793
                                                            =======          ======

Lucent has not provided for United States deferred income taxes or foreign withholding taxes on $2,029 of undistributed earnings of its non-United States subsidiaries as of September 30, 1997, since these earnings are intended to be reinvested indefinitely.

7.  DEBT OBLIGATIONS

                                        September 30,     September 30,
                                              1997             1996
                                       -------------     -------------

DEBT MATURING WITHIN ONE YEAR
Commercial paper......................  $    2,364         $   2,225
Long-term debt........................          56                59
Other.................................         118                79
Total debt maturing within one year...  $    2,538            $2,363

WEIGHTED AVERAGE INTEREST RATES
Commercial paper......................         5.5%              5.4%
Long-term debt and other..............         6.3%              7.1%

Lucent had revolving credit facilities at September 30, 1997 aggregating $5,181 (a portion of which is used to support Lucent's commercial paper program), $4,000 with domestic lenders and $1,181 with foreign lenders. At September 30, 1997, $4,000 with domestic lenders and $955 with foreign lenders were available.

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Dollars In Millions, Except Per Share Amounts)

                                       September 30,     September 30,
                                            1997             1996
                                      -------------     -------------
LONG-TERM DEBT

6.90% notes due July 15, 2001              $  750          $   750
7.25% notes due July 15, 2006                 750              750
Long-term lease obligations                     2                4
Other                                         229              201
Less: Unamortized discount                     10               12
Total long-term debt                        1,721            1,693
Less: Amounts maturing within one year         56               59
Net long-term debt                         $1,665          $ 1,634


Lucent has an effective shelf registration statement for the issuance of debt securities up to $3,500, of which 1,960 remains available at September 30, 1997.

This table shows the maturities, by year, of the $1,721 in total long-term debt obligations:

                               September 30,
              -------------------------------------------------------
              1998    1999     2000     2001     2002     Later Years
               $56     $52      $23     $761       $0        $829

8.  EMPLOYEE BENEFIT PLANS

PENSION AND POSTRETIREMENT BENEFITS

Lucent maintains noncontributory defined benefit pension plans covering the majority of its employees and retirees, and postretirement benefit plans for retirees that include health care benefits, life insurance coverage and telephone reimbursement. Prior to October 1, 1996, Lucent participated in AT&T's noncontributory defined benefit pension and postretirement plans . Accordingly, Lucent's financial statements reflect estimates of the costs experienced for its employees and retirees while they were included in the AT&T plans.

Pension-related benefits for management employees are based principally on career-average pay while benefits for occupational employees are not directly pay-related. Pension contributions are determined principally using the aggregate cost method and are made primarily to trust funds held for the sole benefit of plan participants.

Effective October 1, 1996, pension obligations under the AT&T plans relating to Lucent's employees and retirees were transferred to Lucent plans. Assets that were formerly held by AT&T's Group Pension Trust were subsequently divided between the master pension trusts for qualified pension plans of Lucent and AT&T. The pension benefit obligation and plan assets transferred to Lucent as of September 30, 1996 were $21,269 and $29,805, respectively.

Also effective October 1, 1996, Lucent established separate postretirement benefit plans for its employees and retirees. Postretirement benefit assets were transferred from AT&T, pro rata, on the basis of the present value of future benefit obligations of the applicable plan. The accumulated postretirement benefit obligation and plan assets transferred to Lucent as of September 30, 1996 were $7,399 and $3,711, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

The following table shows the Lucent plans' funded status reconciled with amounts reported in Lucent's consolidated balance sheets, and the assumptions used in determining the actuarial present value of the benefit obligation:

                                              Pension               Postretirement
                                            September 30,            September 30,
-----------------------------------------------------------------------------------
Plan assets at fair value               $ 36,204   $ 29,805      $  4,152   $ 3,711
Less: benefit obligation                  23,187     21,269         7,939     7,399
-----------------------------------------------------------------------------------
Funded(Unfunded) status of the plan       13,017      8,536        (3,787)   (3,688)
Unrecognized prior service costs           1,048      1,115           261       367
Unrecognized transition asset             (1,244)    (1,543)            -         -
Unrecognized net gain                     (9,669)    (5,308)       (1,256)   (1,110)
Net minimum liability of nonqualified
  plans                                      (23)       (19)            -         -
-----------------------------------------------------------------------------------
Prepaid(Accrued) benefit cost            $ 3,129   $  2,781      $ (4,782)  $(4,431)
===================================================================================
Accumulated pension benefit obligation    22,669     20,475           n/a      n/a
Vested pension benefit obligation         21,246     19,077           n/a      n/a
----------------------------------------------------------------------------------
Accumulated postretirement benefit
 obligation:
    Retirees                                 n/a        n/a         5,902    5,510
Fully eligible active plan
      participants                           n/a        n/a           777      821
Other active plan participants               n/a        n/a         1,260    1,068
----------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation                                 n/a        n/a      $  7,939  $ 7,399
==================================================================================
Assumptions:
Weighted average discount rate             7.25%        8.0%         7.25%    8.0%
Rate of increase in future
 compensation levels                       4.50%        5.0%         n/a      n/a
==================================================================================

Pension plan assets consist primarily of listed stocks (of which $73 and $6 represent Lucent common stock at September 30, 1997 and September 30, 1996, respectively). Postretirement plan assets include listed stocks (of which $2 and $8 represent Lucent common stock at September 30, 1997 and 1996, respectively). Assets in both plans also include corporate and governmental debt, and cash and cash equivalents. Pension plan assets also include real estate investments, and postretirement plan assets also include life insurance contracts.

The prepaid pension benefit costs shown above are net of pension liabilities for plans where accumulated plan benefits exceed assets. Such liabilities are included in other liabilities in the Consolidated Balance Sheets.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

                                                              Nine
                                            Year Ended   Months Ended    Year Ended
                                           September 30,  September 30,  December 31,
PENSION COST                                    1997          1996          1995
----------------------------------------------------------------------------------------
Service cost-benefits                        $   312        $  277        $  308
  earned during the period
Interest cost on projected
  benefit obligation                           1,604         1,172         1,589
Expected return on plan
  assets (1)                                  (2,150)       (1,589)       (2,000)
Amortization of unrecognized
  prior service costs                            149           113           160
Amortization of transition
  asset                                         (300)         (222)         (289)
Charges(credits) for plan
  curtailments (2)                                56           (16)           97
---------------------------------------------------------------------------------------
Net pension credit                           $  (329)       $ (265)       $ (135)
=======================================================================================
POSTRETIREMENT COST
---------------------------------------------------------------------------------------
Service cost-benefits earned
  during the period                          $    57        $   51        $   53
Interest cost on accumulated
  postretirement benefit
  obligation                                     554           408           599
Expected return on plan
  assets (3)                                    (264)         (189)         (220)
Amortization of unrecognized
  prior service costs                             35            53            40
Amortization of net (gain)loss                   (15)            8            (6)
Charges(credits) for plan
 curtailments(2)                                  26            (2)            2
---------------------------------------------------------------------------------------
Net postretirement benefit cost              $   393          $329          $468
=======================================================================================

(1) A 9.0% long-term rate of return on pension plan assets was assumed for 1997, 1996 and 1995. The actual return on plan assets was $8,523 and $2,204 for the year and nine-month period ended September 30, 1997 and 1996, respectively, and $5,471 for the year ended December 31, 1995.
(2) The 1997 pension and postretirement charges for plan curtailments of $56 and $26, respectively, reflect the final determination of 1996 curtailment effects.
(3) A 9.0% long-term rate of return on postretirement plan assets was assumed for 1997, 1996 and 1995. The actual return on plan assets was $1,040 and $219 for the year and nine-month period ended September 30, 1997 and 1996, respectively, and $602 for the year ended December 31, 1995.

Pension cost was computed using the projected unit credit method. Lucent is amortizing over approximately 16 years the unrecognized pension transition asset related to the adoption of SFAS No. 87, "Employers' Accounting for Pensions," in 1986. Prior service pension costs are amortized primarily on a straight-line basis over the average remaining service period of active employees.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

For postretirement benefit plans, Lucent assumed a 5.4% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) for 1998, gradually declining to 4.8% by the year 2005, after which the costs would remain level. This assumption has a significant effect on the amounts reported. Increasing the assumed trend rate by 1% in each year would increase Lucent's accumulated postretirement benefit obligation as of September 30, 1997 by $394 and the interest and service cost by $31 for the year then ended.

SAVINGS PLANS

Effective October 1, 1996 the AT&T's savings plans assets and liabilities related to Lucent employees and retirees were transferred to Lucent plans. Lucent's savings plans allow employees to contribute a portion of their pretax and/or after-tax income in accordance with specified guidelines. Lucent matches a percentage of the employee contributions up to certain limits. The expense amounted to $180 and $131 for the year and nine-month period ended September 30, 1997 and 1996, respectively, and $196 for the year ended December 31, 1995.

EMPLOYEE STOCK OWNERSHIP PLAN

As of September 30, 1996, Lucent established a leveraged Employee Stock Ownership Plan ("ESOP"), after receiving its portion of the ESOP obligation from AT&T, to fund the employer's contributions to the long-term savings and security plan for nonmanagement employees (the "LTSS Plan"). The ESOP obligation is reported as debt and as a reduction in shareowners' equity. Cash contributions to the ESOP are determined based on the ESOP's total debt service less dividends paid on ESOP shares. As of September 30, 1997, the ESOP contained 5.8 million shares of Lucent's common stock. Of the 5.8 million shares, 4.0 million have been allocated to the LTSS Plan and 1.8 million were unallocated. As of September 30, 1997, the unallocated shares had a fair value of $146.

9.  STOCK COMPENSATION PLANS

Prior to Lucent's separation from AT&T, certain Lucent employees participated in AT&T stock-based compensation plans under which they received stock options and other equity-based awards. Effective October 1, 1996, such awards held by Lucent employees were replaced by substitute awards under the Lucent Technologies Inc. 1996 Long-Term Incentive Program ("1996 LTIP").

The 1996 LTIP provides for the grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards. Awards under the 1996 LTIP are generally made to executives. Lucent also awards stock options to selected employees below executive levels under the Lucent Technologies Inc. 1997 Long-Term Incentive Plan ("1997 LTIP"), and awarded a one-time option grant to each full-time employee as of October 1, 1996 to acquire 100 shares of Common Stock under the Lucent Technologies Inc. Founders Grant Stock Option Plan ("FGP"). Stock options are granted with an exercise price equal to or greater than 100% of market value at the date of grant, generally have a ten-year term, and vest three years from date of grant. Subject to customary anti-dilution adjustments and certain exceptions, the total number of shares of Common Stock authorized for grant under the 1996 LTIP and the 1997 LTIP in each calendar year amounted to 2.5% of the total outstanding shares of Common Stock as of the first day of the calendar year. Substitute awards do not reduce the shares available for grant under these two plans. The total number of shares of Common Stock authorized for grant under the FGP was 15 million.

Options to purchase Common Stock may be granted either alone or in addition to other awards. The term of each option will be fixed by a Committee of Lucent's Board of Directors ("Committee"), provided that no incentive stock options, as defined in the Internal Revenue Code, will be exercisable after the expiration of ten years from the date the option is granted. Options will be exercisable at such time or times as determined by the Committee at or subsequent to grant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

In connection with Lucent's acquisition of Octel, all Octel stock options held by Octel employees will become exercisable for Lucent common stock, effective September 29, 1997. The value of these options was included as part of the purchase price related to the acquisition of Octel(see Note 1).

Lucent established an Employee Stock Purchase Plan (the "ESPP") effective October 1, 1996. Under the terms of the ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Common Stock through June 30, 2001. On the date of exercise, which is the last trading day of each month, the per share purchase price is 85% of the average high and low per-share trading price of Common Stock on the New York Stock Exchange on that date. The amount that may be offered pursuant to this plan is 50 million shares. Since inception of this plan, 3.1 million shares have been purchased at a weighted average price of $50.31.

Lucent has adopted the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" and, as permitted under SFAS No. 123, applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Compensation expense was $36 and $11 for the year and nine month periods ended September 30, 1997 and 1996, respectively, and $11 for the year ended December 31, 1995. If Lucent had elected to adopt the optional recognition provisions of SFAS No. 123 for its stock option plans and the ESPP, net income(loss) and earnings(loss) per share would have been changed to the pro forma amounts indicated below:

                                                           Nine
                                          Year Ended   Months Ended   Year Ended
                                         September 30, September 30,  December 31,
                                             1997          1996          1995
                                      -----------------------------------------------
Net income (loss)
 As reported........................          $541         $224         $(867)
 Pro forma..........................          $444         $202         $(870)
                                      -----------------------------------------------
Earnings (loss)
  per share
 As reported........................          $0.84       $0.38         $(1.65)
 Pro forma..........................          $0.69       $0.34         $(1.66)
                                      ----------------------------------------------

Note: The pro forma disclosures shown may not be representative of the effects on net income and earnings per share in future years because the year ended September 30, 1997 and the nine months ended September 30, 1996 include the incremental fair value of the Lucent stock options that were substituted for AT&T stock options.

The fair value of stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

------------------------------------------------------------------------------
                                            Lucent      AT&T
Assumptions:                              (1)    (2)     (3)
------------
Dividend yield........................   0.65%  0.75%    2.4%
Expected volatility...................  22.4%  22.4%    19.4%
Risk-free interest rate...............   6.4%   6.1%     6.4%
Expected holding period(in years).....   5.1    4.5      5.0
------------------------------------------------------------------------------
(1) Assumptions for Lucent options awarded during 1997.
(2) Assumptions for Lucent options substituted for AT&T options effective October 1, 1996.
(3) Assumptions for AT&T options for the years 1996 and 1995.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

Presented below is a summary of the status of the Lucent stock options held by Lucent employees and the related transactions for the year ended September 30, 1997. Also shown are the AT&T stock options held by Lucent's employees for the nine months ended September 30, 1996 and the year ended December 31, 1995.

                                                              Weighted
                                                               Average
                                                   Shares     Exercise
                                                   (000's)      Price
-----------------------------------------------------------------------
AT&T options outstanding at January 1, 1995         4,824    $ 42.66
Granted                                             2,046      55.08
Exercised                                            (476)     35.86
Forfeited/Expired                                      (2)     38.75
-----------------------------------------------------------------------
AT&T options outstanding at December 31, 1995       6,392      47.44
-----------------------------------------------------------------------
Granted                                             1,690      65.81
Exercised                                            (183)     38.27
Forfeited/Expired                                      (3)     63.18
-----------------------------------------------------------------------
AT&T options outstanding at September 30, 1996      7,896      51.36
-----------------------------------------------------------------------
Lucent options substituted for AT&T options, and
  outstanding at October 1, 1996                    9,786      41.43
-----------------------------------------------------------------------
Granted*                                           25,623      46.37
Exercised                                          (2,022)     33.56
Forfeited/Expired                                    (980)     47.60
-----------------------------------------------------------------------
Lucent options outstanding at September 30, 1997   32,407     $45.66
-----------------------------------------------------------------------

* Includes options covering 12,753 shares of Common Stock granted under the FGP on October 1, 1996 (at a weighted average exercise price of $44.61), and the substitution of 2,471 Lucent options for Octel options on September 29, 1997 (at a weighted average exercise price of $39.99).

The weighted average fair value of Lucent stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended September 30, 1997 is $14.60 per share. The weighted average fair value of AT&T stock options, calculated using the Black-Scholes option-pricing model, granted during the nine months ended September 30, 1996 and the year ended December 31, 1995 is $14.13 and $14.15 per share, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

The following table summarizes the status of Lucent's stock options outstanding and exercisable at September 30, 1997:

                  ----------------------------------        --------------------
                                       Stock Options               Stock Options
                                         Outstanding                 Exercisable
--------------------------------------------------------------------------------
                                Weighted
                                 Average    Weighted                    Weighted
Range of                       Remaining     Average                     Average
Exercise             Shares  Contractual    Exercise       Shares       Exercise
Prices               (000's)        Life       Price       (000's)         Price
--------------------------------------------------------------------------------
$ 3.91 to $42.60     6,138           4.8      $35.83       4,466         $35.85
$42.61 to $44.56    17,547           9.0       44.55         142          43.71
$44.57 to $53.90     7,073           8.6       50.71         810          52.30
$53.91 to $82.09     1,565           8.1       71.74          44          64.04
$83.78                  84           9.7       83.78          18          83.78
--------------------------------------------------------------------------------
Total               32,407                    $45.66        5,480        $38.87
--------------------------------------------------------------------------------

Performance awards, restricted stock awards and other stock unit awards may also be granted. Presented below is the total number of shares of Common Stock represented by awards granted to Lucent employees for the year ended September 30, 1997, and the total number of AT&T shares represented by awards granted to Lucent employees for the nine-month period ended September 30, 1996 and the year ended December 31, 1995:


                                                    Nine Months
                                     Year Ended        Ended         Year Ended
                                    September 30,   September 30,   December 31,
                                        1997            1996            1995
--------------------------------------------------------------------------------
Lucent shares granted (000's).......    2,141            n/a             n/a
AT&T shares granted (000's).........     n/a             262             295
Weighted average market
 value of shares granted
 during the period..................   $46.38          $66.24          $56.46
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

10. SEGMENT INFORMATION

INDUSTRY SEGMENT

Lucent operates in the global communications networking industry segment. This segment includes wire-line and wireless systems, software and products used for voice, data and video communications.

GEOGRAPHIC SEGMENTS

Transfers between geographic areas are on terms and conditions comparable with sales to external customers. The methods followed in developing the geographic segment data require the use of estimates and do not take into account the extent to which product development, manufacturing and marketing depend upon each other. Thus, the information may not be indicative of results if the geographic areas were independent organizations.

Corporate assets are principally cash and temporary cash investments. Data on other geographic areas pertain to operations that are located outside the United States. Revenues from all international activities (other geographic areas revenues plus export revenues) provided 24.1% and 23.1% of consolidated revenues for the year and nine-month period ended September 30, 1997 and 1996, respectively, and 23.3% for the year ended December 31, 1995.

                                                                Nine Months
                                                  Year Ended       Ended       Year Ended
                                                 September 30,  September 30,   December 31,
                                                      1997          1996           1995
                                                  ---------      ---------       ---------
REVENUES
United States.....................................$  21,807       $13,334         $17,826
Other geographic areas............................    4,553         2,525           3,587
                                                     -------      -------         -------
                                                  $  26,360       $15,859         $21,413
                                                     =======      =======         =======
TRANSFERS BETWEEN GEOGRAPHIC AREAS
 (Eliminated in Consolidation)
United States.....................................$   1,927       $ 1,353         $ 1,081
Other geographic areas............................    1,267           648             911
                                                     -------      -------         -------
                                                  $   3,194       $ 2,001         $ 1,992
                                                     =======      =======         =======
OPERATING INCOME(LOSS)
United States.....................................$   1,514      $   940          $  (679)
Other geographic areas............................      410         (108)             (67)
Corporate, eliminations and nonoperating..........     (457)        (465)            (392)
                                                     -------      -------          -------
Income(loss) before income taxes                  $   1,467      $   367          $(1,138)
                                                     =======      =======         ========
ASSETS (End of Period)
United States.....................................$  17,054      $16,492          $15,043
Other geographic areas............................    5,600        3,912            4,696
Corporate assets..................................    1,778        2,744              738
Eliminations......................................     (621)        (522)            (755)
                                                     -------     -------          -------
                                                  $  23,811      $22,626          $19,722
                                                     =======     =======          =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

CONCENTRATIONS

Historically, Lucent has relied on a limited number of customers for a substantial portion of its total revenues. In terms of total revenues, Lucent's largest customer has been AT&T, although other customers may purchase more of any particular system or product line. Revenues from AT&T were $3,731 and $1,970 for the year and nine-month period ended September 30, 1997 and 1996, respectively, and $2,119 for the year ended December 31, 1995. Lucent expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could materially adversely affect Lucent's operating results. Lucent does not have a concentration of available sources of supply materials, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

11. FINANCIAL INSTRUMENTS

In the normal course of business, Lucent uses various financial instruments, including derivative financial instruments, for purposes other than trading. Derivative financial instruments are not entered into for speculative purposes. Lucent's derivative financial instruments include foreign currency exchange contracts and interest rate swap agreements. Lucent's nonderivative financial instruments include letters of credit, commitments to extend credit, and guarantees of debt. Lucent generally does not require collateral to support these financial instruments.

By their nature, all such instruments involve risk, including market risk and the credit risk of nonperformance by counterparties. The contract or notional amounts of these instruments reflect the extent of involvement Lucent has in particular classes of financial instruments. The maximum potential loss may exceed any amounts recognized in the balance sheet. However, Lucent's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees is limited to the amount drawn and outstanding on those instruments.

Exposure to credit risk is controlled through credit approvals, credit limits and monitoring procedures. Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management conducts regular reviews of all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of Lucent's reserve for possible credit and guarantee losses. At September 30, 1997 and 1996, in management's opinion, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments and there was no significant exposure to any individual customer or counterparty.

LETTERS OF CREDIT

Letters of credit are purchased guarantees that ensure Lucent's performance or payment to third parties in accordance with specified terms and conditions.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

COMMITMENTS TO EXTEND CREDIT

Commitments to extend credit to third parties are legally binding, conditional agreements generally having fixed expiration or termination dates and specified interest rates and purposes.

In October 1996, Lucent entered into a credit agreement with Sprint Spectrum LP ("Sprint PCS") to provide long-term financing of $1,800 for its purchase of equipment and services for its nationwide personal communication services ("PCS") wireless network. In May 1997, under the $1,800 credit facility provided by Lucent to Sprint PCS, Lucent closed transactions to lay off $500 of loans and undrawn commitments and $300 of undrawn commitments to a group of institutional investors and Sprint Corporation (a partner in Sprint PCS), respectively. As of September 30, 1997, $146 of these commitments were not yet drawn down by Sprint PCS.

As part of the revenue recognition process, Lucent has assessed the collectibility of the accounts receivable relating to the Sprint PCS purchase contract in light of its financing commitment to Sprint PCS. Lucent has determined that the receivables under the contract are reasonably assured of collection based on various factors, among which was the ability of Lucent to sell the loans and commitments without recourse. Lucent intends to continue pursuing opportunities for the sale of future loans and commitments.

During 1997, Lucent also entered into credit agreements to extend credit of up to approximately $850 in total to three other PCS operators for possible future sales. On October 1, 1997, a commitment for $300 included in the $850 expired and was not extended. The agreement relating to about $200 of credit is subject to fulfillment of certain conditions and completion of final contract documentation.

GUARANTEES OF DEBT

From time to time, Lucent guarantees the financing for product purchases by customers and the debt of certain unconsolidated joint ventures. Requests for providing such guarantees are reviewed and approved by senior management. Lucent seeks to limit its exposure to credit risks in any single country or region. Certain financial guarantees are backed by amounts held in trust for Lucent.

FOREIGN CURRENCY EXCHANGE CONTRACTS

Foreign currency exchange contracts, including forward and option contracts, are used to manage exposure to changes in currency exchange rates, principally Dutch guilders, Deutsche marks and Japanese yen. The use of derivative financial instruments allows Lucent to reduce its exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. Generally, foreign currency exchange contracts are designated for firmly committed or forecasted sales and purchases that are expected to occur in less than one year. Gains and losses on foreign currency exchange contracts that are designated for firmly committed transactions are deferred in other current assets and liabilities. At September 30, 1997 and 1996, deferred gains and losses associated with foreign exchange currency contracts designated for firm commitments are not material to the consolidated financial statements. Gains and losses on foreign currency exchange contracts that are designated for forecasted transactions are recognized in other income as the exchange rates change.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

FAIR VALUE OF FINANCIAL INSTRUMENTS INCLUDING DERIVATIVE FINANCIAL INSTRUMENTS

The tables that follow present the valuation methods and the carrying or notional amounts and estimated fair values of material financial instruments. The notional amounts represent agreed-upon amounts on which calculations of cash to be exchanged are based. Letters of credit, commitments to extend credit and guarantees of debt may exist or expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows. For derivative financial instruments, the notional amounts do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments. Lucent's exposure on its derivative financial instruments is limited to the fair value of the contracts with a positive fair value at the reporting date.

FINANCIAL INSTRUMENT                        VALUATION METHOD

Debt maturing within one year               The carrying amount is a reasonable
                                            estimate of fair value.
Long-term debt                              Market quotes for similar terms and
                                            maturities.
Letters of credit                           Fees paid to obtain the obligations.
Foreign currency exchange contracts         Market quotes.
Commitments to extend credit                *
Guarantees of debt                          *

* It is not practicable to estimate the fair value of these financial obligations because there are no quoted market prices for transactions that are similar in nature.

                                          September 30,  1997    September 30,  1996
                                           Carrying      Fair     Carrying      Fair
                                            Amount       Value     Amount       Value
                                          -----------    -----    ---------    ------
ON BALANCE SHEET INSTRUMENTS
Liabilities:
Long-term debt                            $ 1,663       $1,748    $ 1,630      $ 1,638

DERIVATIVES AND OFF BALANCE
 SHEET INSTRUMENTS
Assets:
Foreign currency exchange contracts       $   28        $   54    $   14       $   17
Letters of credit                              -             2         -            1

Liabilities:
Foreign currency exchange contracts       $   31        $   36    $   11       $   14
Letters of credit                              -             -         -            -

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

The following table presents the contract/notional amount of Lucent's derivatives and off balance sheet instruments and the amounts drawn down on such instruments:

                                                                       Amounts Drawn
                                     September 30,  September 30,         Down and
                                         1997          1996             Outstanding
                                       Contract/     Contract/   -----------------------
                                       Notional      Notional  September 30, September 30,
                                        Amount        Amount        1997          1996
                                     ------------   -----------    ------        ------
Foreign exchange forward contracts:
    British pounds                    $  136         $    7
    Dutch guilders                       186            128
    Deutsche marks                       558            228
    French francs                        116             35
    Japanese yen                         249            436
    Spanish pesetas                      109             47
    Other                                388            276
                                      $1,742         $1,157

Foreign exchange
  option contracts                         -            109
Letters of credit                        832            847
Commitments to extend credit           1,898            156       $  25          $   7
Guarantees of debt                       309            494         118            346

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

12.  TRANSACTIONS AND AGREEMENTS WITH AT&T

SEPARATION AND DISTRIBUTION AGREEMENT

In connection with the Separation and Distribution, Lucent, AT&T and NCR Corporation ("NCR") executed and delivered the Separation and Distribution Agreement, dated as of February 1, 1996 and amended and restated as of March 29, 1996 (the "Separation and Distribution Agreement"), and certain related agreements. The Separation and Distribution Agreement, among other things, provides that Lucent will indemnify AT&T and NCR for all liabilities relating to Lucent's business and operations and for all contingent liabilities relating to Lucent's business and operations or otherwise assigned to Lucent. In addition to contingent liabilities relating to the present or former business of Lucent, any contingent liabilities relating to AT&T's discontinued computer operations (other than those of NCR) were assigned to Lucent. The Separation and Distribution Agreement provides for the sharing of contingent liabilities not allocated to one of the parties, in the following proportions: AT&T: 75%,
Lucent: 22%, and NCR: 3%. The Separation and Distribution Agreement also provides that each party will share specified portions of contingent liabilities related to the business of any of the other parties that exceed specified levels. In addition, Lucent had a number of other agreements with AT&T for federal, state and local tax allocation, tax sharing, general purchase, interim services, system replication and real estate sharing.

13. COMMITMENTS AND CONTINGENCIES

In the normal course of business, Lucent is subject to proceedings, lawsuits and other claims, including proceedings under government laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at September 30, 1997 cannot be ascertained. While these matters could affect the operating results of any one quarter when resolved in future periods and while there can be no assurance with respect thereto, management believes that after final disposition, any monetary liability or financial impact to Lucent beyond that provided for at September 30, 1997 would not be material to the annual consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

ENVIRONMENTAL MATTERS

Lucent's current and historical operations are subject to a wide range of environmental protection laws. In the United States, these laws often require parties to fund remedial action regardless of fault. Lucent has remedial and investigatory activities underway at about 40 current and former facilities. In addition, Lucent was named a successor to AT&T as a potentially responsible party ("PRP") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes. Under the Separation and Distribution Agreement, Lucent is responsible for all liabilities primarily resulting from or relating to the operation of Lucent's business as conducted at any time prior to or after the Separation including related businesses discontinued or disposed of prior to the Separation, and Lucent's assets including, without limitation, those associated with these sites. In addition, under such Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities paid out in excess of certain amounts by AT&T and NCR, including environmental liabilities.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Lucent records an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Management expects that the amounts reserved will be paid out over the periods of remediation for the applicable sites which range from 5 to 30 years. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily upon internal or third party environmental studies, and estimates as to the number, participation level and financial viability of any other PRPs, the extent of the contamination and the nature of required remedial actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for in Lucent's consolidated financial statements for environmental reserves are the gross undiscounted amount of such reserves, without deductions for insurance or third party indemnity claims. In those cases where insurance carriers or third party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the financial statements. Although Lucent believes that its reserves are adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in Lucent's reserves or will not have a material adverse effect on the financial condition of Lucent or Lucent's results of operations or cash flows. Any amounts of environmental costs that may be incurred in excess of those provided for at September 30, 1997 cannot be determined.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

LEASE COMMITMENTS

Lucent leases land, buildings and equipment under agreements that expire in various years through 2016. Rental expense under operating leases was $324 and $182 for the year and nine-month period ended September 30, 1997 and 1996, respectively, and $209 for the year ended December 31, 1995. The table below shows the future minimum lease payments due under noncancelable operating leases at September 30, 1997. Such payments total $1,037.

                                                                 Year Ended September 30,
                                                                                    Later
                                  1998      1999      2000      2001      2002      Years
                                 -----     -----     -----     -----     -----      -----

Operating leases...............   $300      $235      $171      $103      $55       $173

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

14. QUARTERLY INFORMATION (UNAUDITED)

                                         FISCAL YEAR QUARTERS
                              FIRST     SECOND    THIRD   FOURTH        TOTAL
                              -------  --------  ------   ---------  ----------
Year Ended
 September 30, 1997
Revenues....................  $7,938     $5,149    $6,340  $6,933     $26,360
Gross margin................   3,642      2,168     2,600   3,052      11,462
Net income(loss)............     859         66       213    (597)(b)     541 (b)
Earnings(loss) per
 weighted average share.....  $ 1.35     $ 0.10    $ 0.33  $(0.92)(b) $  0.84 (b)
Dividends per share.........    0.075      0.000     0.075   0.075       0.225
Stock price:(d)
   High.....................   53 1/8    60 5/8    74 3/16   90 3/4     90 3/4
   Low......................   42 1/8    44 3/4    49 7/8    72 3/16    42 1/8
   Quarter-end close........   46 1/4    52 1/2    72 1/16   81 3/8     81 3/8

Year Ended
September 30, 1996
Revenues....................  $7,427     $4,577    $5,364   $5,918    $23,286
Gross margin................   2,325 (a)  1,824     2,170    2,575      8,894 (a)
Net income(loss)............  (1,017)(a)   (103)       72      255       (793)(a)
Earnings(loss) per
 weighted average share(c)..  $(1.94)(a) $(0.20)   $ 0.11   $ 0.40    $ (1.37)(a)
Dividends per share.........    0.00       0.00     0.075     0.075      0.15
Stock price:(d)
   High.....................    n/a        n/a      39 1/4    45 7/8   45 7/8
   Low......................    n/a        n/a      29 3/4    30 5/8   29 3/4
   Quarter-end close........    n/a        n/a      37 7/8    45 7/8   45 7/8

(a) 1996 includes a pretax charge of $2,801 ($1,847 after taxes), to cover restructuring costs of $2,613 and asset impairment and other charges of $188.

(b) As a result of the 1997 acquisition of Octel, Lucent took a charge of $979 ($966 after tax) in the fourth quarter for acquired in-process research and development.

(c) The number of weighted average shares outstanding increased in 1996 as new common shares were issued through the IPO. For this reason, the sum of the quarterly earnings(loss) per weighted average share amounts for 1996 does not equal the earnings per weighted average share for the year. The calculation of earnings per share on a historical basis includes the retroactive recognition to January 1, 1995 of the 524,624,894 shares owned by AT&T.

(d) Obtained from the Composite Tape.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars In Millions, Except Per Share Amounts)

15.  SUBSEQUENT EVENTS

On October 1, 1997, Lucent formed a venture with Philips Electronics N.V. called Philips Consumer Communications, L.P. ("PCC"). Lucent's Consumer Products business unit was contributed to PCC at net book value in return for an initial equity interest of 40%. Lucent will account for its interest in PCC under the equity method of accounting. The Consumer Products business unit was not material to the consolidated financial position, results of operations or cash flows of Lucent.

On October 1, 1997, Lucent sold the Advanced Technology Systems unit of its Government Solutions division ("ATS") to General Dynamics Corporation for $265 in cash. A pretax gain of $149 was realized on the sale. ATS was not material to the consolidated financial position, results of operations or cash flows of Lucent.

On October 15, 1997, Lucent announced that it will acquire Livingston Enterprises, Inc., a provider of remote access networking solutions, in a merger involving approximately $610 worth of Lucent common stock and options. Lucent will account for the transaction under purchase accounting.

It is anticipated that approximately $427 of the purchase price would be allocated to in-process research and development. This amount would be charged to income at the date of acquisition, which is currently expected to be in the quarter ending December 31, 1997. The remaining purchase price would be allocated to tangible assets, acquired technology and goodwill, less liabilities assumed. Based on current estimates, Lucent anticipates goodwill and acquired technology to be approximately $180, which will be amortized over periods not exceeding eight years.