Form 10-K, Exhibit 13
period 1998-09-30
LUCENT TECHNOLOGIES INC
filed 1998-12-22
CIK 1006240

                                                                      Exhibit 13

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

HIGHLIGHTS

     For the year ended September 30, Lucent Technologies Inc. ("Lucent" or the "Company") reported the following:

                                      1998

- Net income of $970 million, $0.73 per share (diluted)

  EXCLUDING CERTAIN ONE-TIME EVENTS:

- Net income of $2,287 million, $1.72 per share (diluted)

                                      1997

- Net income of $541 million, $0.42 per share (diluted)

  EXCLUDING CERTAIN ONE-TIME EVENTS:

- Net income of $1,507 million, $1.17 per share (diluted)

     ONE-TIME EVENTS in 1998 include $1,416 million ($1,412 million after tax) of purchased in-process research and development charges related to the acquisitions of Livingston Enterprises Inc., Prominet Corporation, Yurie Systems, Inc., Optimay GmBH, SDX Business Systems plc, MassMedia Communications Inc., LANNET and JNA Telecommunications Limited, as well as a $95 million after tax gain on the sale of Lucent's Advanced Technology Systems ("ATS") unit.

     ONE-TIME EVENTS in 1997 include a purchased in-process research and development charge and other charges of $979 million ($966 million after tax) related to the acquisition of Octel Communications Corporation.

                               NET INCOME GROWTH

                       EXCLUDING CERTAIN ONE-TIME EVENTS

                           [NET INCOME GROWTH CHART]
---------------
(a) Excludes impact of $2,801 million ($1,847 million after tax) of business restructuring and other charges incurred in December 1995.

(b) Excludes one-time charges of $979 million ($966 million after tax) related to the acquisition of Octel.

(c) Excludes one-time charges of $1,416 million ($1,412 million after tax) related to the acquisitions of Livingston, Prominet, Yurie, Optimay, SDX, MassMedia, LANNET, and JNA and a gain of $95 million (after tax) on the sale of ATS.

     The earnings per share data discussed above have been adjusted to reflect the two-for-one split of Lucent's common stock which became effective April 1, 1998.

COMMUNICATIONS REVOLUTION

     The communications industry is going through a revolution, centered on rapidly growing demand by commercial and residential users for voice, data, Internet and wireless services. As a result, the industry has undergone a global consolidation of key players, including traditional telecommunications network manufacturers and data networking companies, which compete in the same markets as Lucent. This consolidation -- driven by the need for key technologies, new distribution channels in untapped markets, economies of scale and global expansion -- is expected to continue into the near future.

     Lucent continues to evaluate its presence and product offerings in the marketplace and may use acquisitions to enhance those offerings where that makes good business sense. These acquisitions may occur through the use of cash, or the issuance of debt or common stock, or any combination of the three.

ACQUISITIONS AND DIVESTITURES

     As part of Lucent's efforts to focus on the fastest growing markets in the communications industry, the Company has acquired a number of businesses, complementing its existing product lines and its internal product development efforts.

     - In September 1998, Lucent acquired JNA, an Australian telecom equipment manufacturer, reseller and system integrator.

     - In August 1998, Lucent acquired LANNET, an Israeli-based supplier of Ethernet and asynchronous transfer mode ("ATM") switching solutions.

     - In July 1998, Lucent acquired both SDX, a United Kingdom-based provider of business communications systems, and MassMedia, a developer of next-generation network interoperability software.

     - In May 1998, Lucent acquired Yurie, a provider of ATM access technology and equipment for data, voice and video networking.

     - In April 1998, Lucent acquired Optimay, a developer of software products and services for chip sets to be used for Global System for Mobile Communications ("GSM") cellular phones.

     - In January 1998, Lucent acquired Prominet, a participant in the emerging Gigabit Ethernet networking industry.

     - In December 1997, Lucent acquired Livingston, a global provider of equipment used by Internet service providers to connect their subscribers to the Internet.

     - In September 1997, Lucent acquired Octel, a provider of voice, fax and electronic messaging technologies that complement those offered by Lucent.

     Lucent has also sought to divest itself of non-core businesses.

     - On October 1, 1997, Lucent contributed its Consumer Products business to a new venture formed by Lucent and Philips Electronics N.V. ("Philips") in exchange for 40% ownership of the venture. The venture, Philips Consumer Communications ("PCC"), was formed to create a worldwide provider of personal communications products. On October 22, 1998, Lucent and Philips announced their intention to end the venture in PCC. It is expected that Lucent and Philips will each regain control of the original businesses they contributed to the venture. Lucent plans to close down the wireless handset business it previously contributed to PCC and to sell the consumer product and leasing businesses.

     - In October 1997, Lucent completed the sale of its ATS unit.

     - In December 1996, Lucent sold its interconnect products and Custom Manufacturing Services ("CMS") businesses.

     - In July 1996, Lucent completed the sale of its Paradyne subsidiary.

LUCENT'S FORMATION

     Lucent was formed from the systems and technology units that were formerly part of AT&T Corp., including the research and development capabilities of Bell Laboratories. Prior to February 1, 1996, AT&T conducted Lucent's original business through various divisions and subsidiaries. On February 1, 1996, AT&T began executing its decision to separate Lucent into a stand-alone company (the "Separation") by transferring to Lucent the assets and liabilities related to its business. In April 1996, Lucent completed the initial public offering of its common stock ("IPO") and on September 30, 1996, became independent of AT&T when AT&T distributed to its shareowners all of its Lucent shares.

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

     In 1996, Lucent changed its fiscal year to begin October 1 and end September 30. Due to this change, Lucent reported 1996 audited consolidated financial results for a short fiscal period beginning on January 1, 1996 and ending on September 30, 1996. For comparability to the audited consolidated financial statements, Lucent has provided unaudited consolidated statements of income and cash flows for the twelve months ended September 30, 1996.

KEY BUSINESS CHALLENGES

     Lucent continues to face significant competition and expects that the level of competition on pricing and product offerings will intensify. Lucent expects that new competitors will enter its markets as a result of the trend toward global expansion by foreign and domestic competitors as well as continued changes in technology and public policy. These competitors may include entrants from the telecommunications, software, data networking and semiconductor industries. Existing competitors have, and new competitors may have, strong financial capability, technological expertise, well-recognized brand names and a global presence. Such competitors may include Cisco Systems, Inc., Nortel Networks, Ericsson, Alcatel Alsthom and Siemens AG. As a result, Lucent's management periodically assesses market conditions and redirects the Company's resources to meet the challenges of competition. Steps Lucent may take include acquiring or investing in new businesses and ventures, partnering with existing businesses, delivering new technologies, closing and consolidating facilities, disposing of assets, reducing work force levels or withdrawing from markets.

     Lucent has taken measures to manage the seasonality of its business by changing the date on which its fiscal year ends and its compensation programs for employees. As a result, Lucent has achieved a more uniform distribution of revenues -- accompanied by a related redistribution of earnings -- throughout the year. Revenues and earnings still remain higher in the first fiscal quarter primarily because many of Lucent's large customers historically delay a disproportionate percentage of their capital expenditures until the fourth quarter of the calendar year (Lucent's first fiscal quarter).

     The purchasing behavior of Lucent's largest customers has increasingly been characterized by the use of fewer, larger contracts. These contracts typically involve longer negotiating cycles, require the dedication of substantial amounts of working capital and other resources, and in general require costs that may substantially precede recognition of associated revenues. Moreover, in return for larger, longer-term purchase commitments, customers often demand more stringent acceptance criteria, which can also cause revenue recognition delays. Lucent has increasingly provided or arranged long-term financing for customers as a condition to obtain or bid on infrastructure projects. Certain multi-year contracts involve new technologies that may not have been previously deployed on a large-scale commercial basis. On its multi-year contracts, Lucent may incur significant initial cost overruns and losses that are recognized in the quarter in which they become ascertainable. Further, profit estimates on such contracts are revised periodically over the lives of the contracts, and such revisions can have a significant impact on reported earnings in any one quarter.

     Lucent has been successful in diversifying its customer base and seeking out new types of customers globally. These new types of customers include competitive access providers, competitive local exchange carriers, wireless service providers, cable television network operators and computer manufacturers.

     Historically, a limited number of customers have provided a substantial portion of Lucent's total revenues. These customers include AT&T, which continues to be a significant customer, as well as other large carriers such as Sprint Spectrum Holding LP ("Sprint PCS"), and the Regional Bell Operating Companies ("RBOCs"). The loss of any of these customers, or any substantial reduction in orders by any of these customers, could materially adversely affect the Company's operating results.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                               FIVE-YEAR SUMMARY

                                              YEAR ENDED                                         YEAR ENDED
                                             SEPTEMBER 30,             NINE MONTHS ENDED        DECEMBER 31,
                                            (TWELVE MONTHS)              SEPTEMBER 30,        (TWELVE MONTHS)
                                     -----------------------------     ------------------    ------------------
                                      1998       1997       1996       1996(1)     1995       1995       1994
                                     -------    -------    -------     -------    -------    -------    -------
                                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                                                    (UNAUDITED)
RESULTS OF OPERATIONS
Revenues...........................  $30,147    $26,360    $23,286     $15,859    $13,986    $21,413    $19,765
Gross margin.......................   13,991     11,462      8,894       6,569      6,143      8,468      8,428
Depreciation and amortization
  expense..........................    1,334      1,450      1,326         937      1,104      1,493      1,311
Operating income (loss)............    2,461      1,631       (947)        487        434     (1,000)       971
Net income (loss)..................      970        541       (793)        224        150       (867)       482
Earnings (loss) per common share --
  basic(2)(3)......................     0.74       0.42      (0.69)       0.19       0.14      (0.83)       n/a
Earnings (loss) per common share --
  diluted(2)(3)....................     0.73       0.42      (0.69)       0.19       0.14      (0.83)       n/a
Earnings (loss) per common share --
  pro forma(3)(4)..................      n/a        n/a      (0.62)       0.18       0.12      (0.68)       n/a
Dividends per common share(3)......    0.155     0.1125      0.075       0.075         --         --        n/a
FINANCIAL POSITION
Total assets.......................  $26,720    $23,811    $22,626     $22,626    $18,219    $19,722    $17,340
Working capital....................    3,650(8)   1,763      2,068       2,068        188       (384)       246
Total debt.........................    4,640      4,203      3,997       3,997      4,192      4,014      3,164
Shareowners' equity................    5,534      3,387      2,686       2,686      2,783      1,434      2,476
OTHER INFORMATION
Selling, general and administrative
  expenses as a percentage of
  revenues.........................     21.3%      21.9%      31.3%       26.8%      28.9%      33.1%      27.1%
Research and development expenses
  as a percentage of revenues......     12.2       11.5       11.0        11.6       12.0       11.1       10.6
Gross margin percentage............     46.4       43.5       38.2        41.4       43.9       39.5       42.6
Return on assets...................      9.3(5)     6.5(6)     5.3(7)      n/a        n/a        n/a        n/a
Ratio of total debt to total
  capital (debt plus equity).......     45.6       55.4       59.8        59.8       60.1       73.7       56.1
Capital expenditures...............  $ 1,626    $ 1,635    $ 1,432     $   939    $   784    $ 1,277    $   878
EXCLUDING CERTAIN ONE-TIME EVENTS
Net income.........................  $ 2,287(5) $ 1,507(6) $ 1,054(7)  $   224    $   150    $   980(7) $   482
Earnings per common share --
  diluted(2)(3)....................     1.72(5)    1.17(6)    0.83(4,7)    0.19      0.14       0.93(7)     n/a

---------------
(1) Beginning September 30, 1996, Lucent changed its fiscal year end from December 31 to September 30, and reported results for the nine-month transition period ended September 30, 1996.

(2) The calculation of earnings per share on a historical basis includes the retroactive recognition to January 1, 1995 of the 1,049,249,788 shares (524,624,894 shares on a pre-split basis) owned by AT&T on April 10, 1996.

(3) All per share data has been restated to reflect the two-for-one split of Lucent's common stock which became effective on April 1, 1998.

(4) The calculation of earnings (loss) per share on a pro forma basis assumes that all 1,273,323,862 shares (636,661,931 shares on a pre-split basis) outstanding on April 10, 1996 were outstanding since January 1, 1995 and gives no effect to the use of proceeds from the IPO.

(5) Excludes one-time charges of $1,412 (after tax) of purchased in-process research and development costs from acquisitions of Livingston, Prominet, Optimay, Yurie, SDX, MassMedia, LANNET and JNA, as well as a $95 (after tax) gain on the sale of ATS.

(6) Excludes one-time acquisition charges of $966 (after tax), including $945 of purchased in-process research and development costs, from the acquisition of Octel.

(7) Excludes pre-tax restructuring and other charges of $2,801 ($1,847 after tax) recorded as $892 of costs, $1,645 of selling, general and administrative expenses and $264 of research and development expenses.

(8) Reflects the reclassification from debt maturing within one year to long-term debt as a result of the November 19, 1998 sale of $500 ($495 net of unamortized costs) of ten-year notes.

n/a Not applicable

TWELVE MONTHS ENDED SEPTEMBER 30, 1998 VERSUS TWELVE MONTHS ENDED SEPTEMBER 30, 1997

  Revenues

     Total revenues increased to $30,147 million, or 14.4% compared with the same period in 1997, primarily due to increases in sales from Systems for Network Operators, Business Communications Systems and Microelectronic Products. The overall revenue growth was impacted by the elimination of the Consumer Products sales as a component of total revenue as well as lower revenues from Other Systems and Products. The decline in Other Systems and Products was due primarily to the sale of Lucent's ATS and CMS businesses in October 1997 and in December 1996, respectively. Excluding revenues from Lucent's Consumer Products, ATS and CMS businesses, total revenues increased 20.3% compared with the same period in 1997. Revenue growth was driven by sales increases globally. For fiscal year 1998, sales within the United States grew 11.9% compared with the same period in 1997. Sales outside the United States increased 22.2% compared with the same period in 1997. These sales represented 25.7% of total revenues compared with 24.1% in 1997. Excluding revenues from Lucent's Consumer Products, ATS and CMS businesses, sales within the United States increased 19.6% compared with the same period in 1997.

                             GLOBAL REVENUE GROWTH

                               PERFORMANCE CHART
---------------
* Excluding the revenues from Lucent's Consumer Products, ATS and CMS businesses, total revenues increased 20.3% compared with the same period in 1997.

     The following table presents Lucent's revenues by product line, and the approximate percentage of total revenues for the twelve months ended September 30, 1998 and 1997:

                                                             TWELVE MONTHS ENDED SEPTEMBER 30,
                                                   -----------------------------------------------------
                                                   AS A PERCENTAGE                      AS A PERCENTAGE
                                         1998      OF TOTAL REVENUE        1997         OF TOTAL REVENUE
                                        -------    ----------------    -------------    ----------------
                                                             (DOLLARS IN MILLIONS)
Systems for Network Operators.........  $18,752           62%             $15,614              59%
Business Communications Systems.......    8,093           27                6,411              24
Microelectronic Products..............    3,027           10                2,755              11
Consumer Products.....................       --           --                1,013               4
Other Systems and Products............      275            1                  567               2
          Total.......................  $30,147          100%             $26,360             100%

     Revenues from SYSTEMS FOR NETWORK OPERATORS increased $3,138 million, or 20.1% compared with the same period in 1997. The increase resulted from higher sales of switching and wireless systems with associated software, optical networking systems, communications software, and data networking systems for service providers -- including those provided by recently acquired Livingston. Demand for those products was driven in part by second line subscriber growth in businesses and residences for Internet services and data traffic.

     Revenues from Systems for Network Operators in the United States increased by 20.4% over the year-ago period. The revenue increase in the United States was led by sales to RBOCs, competitive local exchange carriers, wireless service providers and long distance carriers. Revenues generated outside the United States for 1998 increased 19.3% compared with the same period in 1997 due to revenue growth in the Europe/ Middle East/Africa, Canada, China and Caribbean/Latin America regions. Revenues generated outside the United States represented 24.9% of revenues for 1998 compared with 25.1% in the same period of 1997.

     For 1998, sales of wireless infrastructure increased significantly compared with 1997 as customers accepted networks for commercial service in 1998 using various digital technologies. These technologies include Code Division Multiple Access ("CDMA"), GSM and Time Division Multiple Access ("TDMA"). The Lucent digital technologies continue to show acceptance in markets both within and outside the United States.

     Revenues from BUSINESS COMMUNICATIONS SYSTEMS increased $1,682 million, or 26.2% compared with the same period in 1997. This increase was led by sales of messaging systems, including systems provided by recently acquired Octel, SYSTIMAX(R) structured cabling, enterprise data networking systems and services. Revenues generated outside the United States increased by 53.9% due to growth in all international regions, led by the Europe/Middle East/Africa region. Revenues generated outside the United States represented 19.2% of the revenues for 1998 compared with 15.8% in the same period in 1997. For 1998, sales within the United States increased 21.1% compared with the same period in 1997.

     Revenues from MICROELECTRONIC PRODUCTS increased $272 million, or 9.9% for 1998 compared with the same period in 1997 due to higher sales of chips for computing and communications, including components for broadband and narrowband networks, data networking, wireless telephones and infrastructure, high-end workstations, optoelectronic components, power systems and the licensing of intellectual property. Sales within the United States increased 11.9% compared with the same period in 1997. Revenues generated outside the United States increased 8.0% compared with the same period in 1997. The increase in revenues generated outside the United States was driven by sales in all international regions, led by the Caribbean/Latin America region. Revenues generated outside the United States represented 50.5% of sales compared with 51.3% for the same period in 1997.

---------------
(R) Registered trademark of Lucent

     Despite a nearly 8.0%(a) decline in the world semiconductor market, Microelectronic Products achieved revenue growth of 9.9% for 1998.

     On October 1, 1997, Lucent contributed its CONSUMER PRODUCTS unit to PCC in exchange for 40% ownership of PCC. On October 22, 1998, Lucent and Philips announced they would end their PCC venture. Lucent plans to close down the wireless handset business it previously contributed to PCC and to sell the remaining businesses. Lucent expects that these activities will be completed during the first calendar quarter of 1999.

     Revenues from sales of OTHER SYSTEMS AND PRODUCTS decreased $292 million, or 51.5% compared with the same period in 1997. The reduction in revenues was primarily due to the sale of Lucent's ATS and CMS businesses. ATS designed and manufactured custom defense systems for the United States government.

  Costs and Gross Margin

     Total costs increased $1,258 million, or 8.4% compared with the same period in 1997 due to the increase in sales volume. Gross margin percentage increased to 46.4% from 43.5% in the year-ago period. The increase in gross margin percentage for the current period was due to an overall favorable mix of higher margin products and services sales.

  Operating Expenses

     Selling, general and administrative expenses as a percentage of revenues were 21.3% for 1998, a decrease of 0.6 percentage points from the same period in 1997. Excluding the amortization expense associated with goodwill and existing technology for both years, selling, general and administrative expenses as a percentage of revenues was 20.9%, a decrease of 0.9 percentage points from the same period in 1997.

     Selling, general and administrative expenses increased $652 million, or 11.3% compared with the same period in 1997. This increase is attributed to the higher sales volume, investment in growth initiatives, amortization expense associated with goodwill and existing technology as well as the implementation of SAP, an integrated software platform. Amortization expense associated with goodwill and existing technology was $147 million for the year ended September 30, 1998, an increase of $115 million from the same year-ago period. These increases were offset by the reversal of $66 million of 1995 business restructuring charges. In addition, the 1997 period included a $174 million reversal of 1995 business restructuring charges.

     Research and development expenses represented 12.2% of revenues for the period as compared with 11.5% of revenues from the same period in 1997.

     Research and development expenses increased $655 million compared with the same period in 1997. This was primarily due to increased expenditures in support of wireless, data networking, optical networking and software as well as switching and access systems and microelectronic products.

     The purchased in-process research and development expenses for 1998 were $1,416 million, reflecting the charges associated with the acquisitions of Livingston, Prominet, Yurie, Optimay, SDX, MassMedia, LANNET and JNA compared with $1,024 million related to the acquisitions of Octel and Agile Networks, Inc. for the same period in 1997.

  Other Income, Interest Expense and Provision for Income Taxes

     Other income -- net increased $22 million for 1998 compared with the same period in 1997. This increase was primarily due to gains recorded on the sale of certain business operations, including $149 million associated with the sale of Lucent's ATS business. These gains were offset by higher net losses associated with Lucent's equity investments, primarily from the PCC investment. Also, included in Other income -- net for 1998 is a charge of $110 million related to a write-down associated with Lucent's investment in the PCC

---------------
(a) Source: World Semiconductor Trade Statistics, Inc.

venture. This charge was offset by one-time gains of $103 million primarily related to the sale of an investment and the sale of certain business operations including Bell Labs Design Automation Group.

     Interest expense was $318 million for the 1998 fiscal year, an increase of $13 million compared with the same period in 1997. The increase in interest expense is due to higher debt levels in 1998 as compared with the prior year.

     The effective income tax rate of 57.9% for 1998 decreased from the effective income tax rate of 63.1% in the same year-ago period. Excluding the impact of the purchased in-process research and development expenses associated with Livingston, Prominet, Yurie, Optimay, SDX, LANNET and JNA acquisitions, as well as the similar impact of the Octel and Agile acquisitions in 1997, the effective income tax rate was 36.0% for 1998, a decrease from the year-ago rate of 37.2%. This decrease was primarily due to a reduced state effective tax rate and increased research tax credits.

  Cash Flows

     Cash provided by operating activities was $1,366 million in 1998, a decrease of $580 million compared with the same period in 1997. This decrease in cash was largely due to the increase in accounts receivable, partially offset by the increase in payroll and benefit-related liabilities.

     Cash payments of $176 million were charged against the December 1995 business restructuring reserves in 1998 compared with $483 million in 1997. Of the 23,000 positions that Lucent announced it would eliminate in connection with the 1995 restructuring charges, approximately 19,900 positions had been eliminated through September 30, 1998. Actual experience in employee separations, combined with redeploying employees into other areas of the business, resulted in lower separation costs than originally anticipated. Lucent expects employee reductions in positions to be substantially complete by September 1999.

     Comparing 1998 and 1997, cash used in investing activities decreased to $2,808 million from $3,121 million primarily due to a decrease in cash used for acquisitions as well as an increase in cash received from dispositions. In 1998, cash was used in the acquisitions of Yurie, Optimay, SDX, LANNET and JNA. The acquisitions of Livingston and Prominet in 1998 were completed through the issuance of stock and options and did not require the use of cash. The use of cash in 1998 was partially offset by proceeds from the sale of ATS. In 1997, Lucent acquired Octel and Agile and disposed of its interconnect products and CMS businesses.

     Capital expenditures were $1,626 million and $1,635 million for 1998 and 1997, respectively. Capital expenditures include expenditures for equipment and facilities used in manufacturing and research and development, including expansion of manufacturing capacity and international growth.

     Cash provided by financing activities for 1998 was $838 million compared with $295 million in 1997. The increase in cash provided by financing activities was due to higher debt levels and increased issuances of common stock when compared with the prior period.

TWELVE MONTHS ENDED SEPTEMBER 30, 1997 VERSUS TWELVE MONTHS ENDED SEPTEMBER 30, 1996

  Revenues

     Total revenues increased $3,074 million or 13.2% for 1997 compared with 1996, primarily due to gains in sales from Systems for Network Operators, Business Communications Systems and Microelectronic Products. The overall revenue growth was partially offset by the expected decline in revenue from Consumer Products and Other Systems and Products. Revenues for Lucent's three core businesses increased 17.9% for 1997 compared with 1996. Revenue growth continued to be generated from sales both within and outside the United States. Sales outside the United States increased 11.9% compared with 1996 and represented 24.1% of total revenues in 1997. The increased sales outside of the United States reflected Lucent's targeted approach toward revenue expansion outside the United States for increased profitability. The following table presents

Lucent's revenues by product line, and the related percentage of total revenues for the twelve months ended September 30, 1997 and 1996:

                                                                    TWELVE MONTHS ENDED
                                                                       SEPTEMBER 30,
                                                    ----------------------------------------------------
                                                    AS A PERCENTAGE
                                                       OF TOTAL                         AS A PERCENTAGE
                                          1997          REVENUE            1996         OF TOTAL REVENUE
                                         -------    ---------------    -------------    ----------------
                                                                   (DOLLARS IN MILLIONS)
Systems for Network Operators..........  $15,614           59%            $13,192              57%
Business Communications Systems........    6,411           24               5,509              24
Microelectronic Products...............    2,755           11               2,315              10
Consumer Products......................    1,013            4               1,431               6
Other Systems and Products.............      567            2                 839               3
                                         -------          ---             -------             ---
          Total........................  $26,360          100%            $23,286             100%
                                         =======          ===             =======             ===

     Revenues from SYSTEMS FOR NETWORK OPERATORS increased $2,422 million or 18.4% compared with 1996. The increase resulted from higher sales of both switching and wireless systems with associated software, fiber-optic cable and professional services. Demand for second lines in businesses and residences for Internet services and data connectivity contributed to the revenue growth for 1997.

     Sales from Systems for Network Operators in the United States increased 22.2%. The revenue increase in the United States was led by sales to traditional service providers and non-traditional customers such as personal communications services ("PCS") wireless providers, competitive access providers and cable television companies. Sales outside the United States increased 8.2% compared with 1996, resulting from increased sales in the Europe/Middle East/Africa, Asia/Pacific and Caribbean/Latin America regions. Sales outside the United States represented 25.1% of Systems for Network Operators revenues for 1997.

     For 1997, sales of wireless infrastructure increased significantly compared with the same period in 1996 primarily due to PCS contracts as customers accepted networks for commercial service in 1997 using various digital technologies. These technologies include CDMA, GSM and TDMA. The Lucent digital technologies continue to show acceptance in markets both within and outside the United States.

     Revenues from BUSINESS COMMUNICATIONS SYSTEMS increased $902 million or 16.4% compared with the same period in 1996. This increase was led by sales of DEFINITY(R) products, SYSTIMAX structured cabling, messaging systems, integrated offers such as call centers and higher revenues from service contracts. This increase was partially offset by the continued erosion of the rental base. Revenues in the United States increased 17.0% compared with 1996. Revenues outside the United States increased by 13.2%, reflecting growth in all international regions. The increases both within and outside the United States were primarily due to sales of DEFINITY products, call centers and messaging systems. In addition, higher sales of SYSTIMAX structured cabling contributed to the revenue growth in the United States. Sales outside the United States represented 15.8% of revenue for 1997.

     Sales of MICROELECTRONIC PRODUCTS increased $440 million or 19.0% compared with 1996, due to higher sales of customized chips for computing and communications, including components for local area networks, data networking, high-end computer workstations and wireless telephones. Higher sales of power systems and optoelectronic components also contributed to the increase for 1997. Sales within the United States increased 12.5% compared with 1996, led by sales to original equipment manufacturers ("OEMs"). The 25.9% growth in revenues outside the United States was driven by application specific integrated circuits ("ASICs") sales in the Asia/Pacific region as well as the growth of wireless and multimedia integrated circuits and power products sold to customers in Europe for cellular applications. Sales outside the United States represented 51.3% of the Microelectronic Products sales for 1997. Microelectronic

---------------
(R) Registered trademark of Lucent

Products continued to bring to market new technologies, such as the introduction of the K56flex(TM) modem technology.

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

     Revenues from OTHER SYSTEMS AND PRODUCTS decreased $272 million or 32.4% compared with 1996. The decrease is largely due to the sale of Lucent's CMS business in fiscal year 1997 and its Paradyne subsidiary in fiscal year 1996.

  Gross Margin

     Gross margin percentage increased to 43.5% from 38.2% in 1996 primarily due to the restructuring charges recorded in the quarter ended December 31, 1995. Excluding restructuring charges, gross margin for 1996 was 42.0%. The increase in gross margin percentage for 1997 was due to an overall favorable mix of higher margin product revenues and the benefits associated with Lucent's business productivity improvement initiatives.

  Operating Expenses

     Selling, general and administrative expenses decreased $1,506 million or 20.7% compared with 1996. Excluding the $1,645 million of restructuring charges recorded in December 1995, selling, general and administrative expenses increased $139 million compared with 1996. This increase was due to expenditures associated with higher sales levels, investment in growth initiatives, and the implementation of SAP, an integrated software platform. These increases were partially offset by the reversal of $174 million of business restructuring liabilities in 1997, the lower start-up costs incurred in 1997, and business productivity improvement initiatives, including lower expenses since some businesses were exited in fiscal 1997 and 1996. Selling, general and administrative expenses as a percentage of revenue declined 2.3 percentage points to 21.9% of revenues compared with 24.2% of revenues, excluding restructuring charges in 1996.

     Research and development expenses increased $472 million or 18.5% compared with 1996. Excluding the impact of restructuring charges recorded in the quarter ended December 31, 1995, research and development expenses increased by $736 million, primarily due to expenditures in support of wireless infrastructure, microelectronic products and advanced multimedia communications systems as well as a $127 million write-down of special-purpose Bell Labs assets no longer being used. Research and development expenses represented 11.5% of revenues as compared with 11.0% of revenues in 1996. Research and development expenses as a percentage of revenues increased 1.7 percentage points from 9.8%, excluding restructuring charges in 1996.

     Purchased in-process research and development for 1997 reflects one-time write-offs totaling $1,024 million of in-process research and development in connection with the acquisitions of Octel and Agile. Agile is a provider of advanced intelligent data switching products acquired by Lucent in October 1996.

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

---------------
(TM) Trademark of Lucent

     The effective tax rate of 63.1% for 1997 increased from the effective tax rate of 22.4% for the same period of 1996 due to the 1997 write-offs of purchased in-process research and development costs and the tax impact of restructuring charges incurred in 1996. Excluding charges related to the acquisitions of Agile and Octel, the effective tax rate for 1997 was 37.2%, a decrease of 3.6 percentage points from the 1996 effective tax rate of 40.8% before considering the effects of restructuring charges incurred in 1996. This decrease is primarily attributable to the tax impact of foreign earnings.

  Cash Flows

     Cash provided by operating activities was $1,946 million in 1997, an increase of $967 million compared with the same period in 1996. This increase in cash was largely due to the retention of $2,000 million of customer accounts receivable by AT&T in 1996 as well as the increase in cash collections associated with higher sales. This was offset by changes in accounts payable due to the end of payments to AT&T related to the Separation and the change in other operating assets and liabilities over 1996. The change in other operating assets and liabilities was primarily due to the receipt of a $500 million cash advance made to Lucent in April 1996 by AT&T and the utilization by AT&T of that advance in 1997.

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

     Cash provided by financing activities for 1997 was $295 million compared with $2,503 million in 1996. This decrease was primarily due to the proceeds received from the IPO in the year-ago period.

     In 1995, Lucent relied on AT&T to provide financing for its operations. The cash flows from financing activities for the year ended September 30, 1996 reflect changes in the Company's assumed capital structure. These cash flows are not necessarily indicative of the cash flows that would have resulted if Lucent had been a stand-alone entity.

  Financial Condition, Liquidity and Capital Resources

     Total assets as of September 30, 1998 increased $2,909 million, or 12.2%, from September 30, 1997. This increase was primarily due to increases in accounts receivable and other assets of $1,566 million and $1,001 million, respectively. The increase in accounts receivable was primarily due to higher sales. The increase in other assets was largely due to the increase in goodwill and existing technology associated with the Livingston, Prominet, Yurie, Optimay, SDX, LANNET and JNA acquisitions, and an increase in equity investments as a result of Lucent's contribution of its Consumer Products business to PCC.

     Total liabilities increased $762 million, or 3.7%, from September 30, 1997. This increase was largely due to the increases in payroll and benefit-related liabilities and postretirement and postemployment benefit liabilities. These increases are primarily related to the increase in employee headcount as a result of Lucent's recent acquisitions as well as year end payroll and benefit accruals.

     Working capital, defined as current assets less current liabilities, increased $1,887 million from fiscal year end 1997 primarily resulting from the increase in accounts receivable, and the following reclassification of $500 million ($495 million net of unamortized costs) from short-term debt to long-term debt. On November 19, 1998, Lucent sold $500 million of ten-year notes and reclassified the amount from debt maturing within one year to long-term debt. The proceeds were used to pay down a portion of Lucent's commercial paper during the first quarter of fiscal 1999.

     For the year ended September 30, 1998, Lucent's inventory turnover ratio was 4.6 times compared with 4.0 times for the year ended September 30, 1997. The increase was primarily due to improved inventory management at the factories and in the distribution channels. Inventory turnover is defined as cost of sales (excluding costs related to long-term contracts) divided by average inventory during the year.

     Accounts receivable were outstanding an average of 64 days for the years ended September 30, 1998 and 1997, respectively.

     The fair value of Lucent's pension plan assets is greater than the projected pension obligations. Lucent records pension income when the expected return on plan assets plus amortization of the transition asset is greater than the interest cost on the projected benefit obligation plus service cost for the year. Consequently, Lucent continued to have a net pension credit that added to prepaid pension costs in 1998 and which is expected to continue in the near term.

     Lucent expects that, from time to time, outstanding commercial paper balances may be replaced with short- or long-term borrowings as market conditions permit. At September 30, 1998, Lucent maintained approximately $5,200 million in credit facilities, of which a portion is used to support Lucent's commercial paper program. At September 30, 1998, approximately $4,850 million was unused. Future financings will be arranged to meet Lucent's requirements, with the timing, amount and form of issue depending on the prevailing market and general economic conditions. Lucent anticipates that borrowings under its bank credit facilities, the issuance of additional commercial paper, cash generated from operations, and short- and long-term debt financings will be adequate to satisfy its future cash requirements, although there can be no assurance that this will be the case.

     Network operators, inside and outside the United States, increasingly have required their suppliers to arrange or provide long-term financing for them as a condition to obtaining or bidding on infrastructure projects. These projects may require financing in amounts ranging from modest sums to over a billion dollars. Lucent has increasingly provided or arranged long-term financing for customers. As market conditions permit, Lucent's intention is to lay off these long-term financing arrangements, which may include both commitments and drawn down borrowings, to other financial institutions and investors. This enables Lucent to reduce the amount of its commitments and free up additional financing capacity.

     As of September 30, 1998, Lucent had made commitments or entered into an agreement to extend credit to certain customers, including Sprint PCS, up to an aggregate of approximately $2,300 million. As of September 30, 1998, approximately $400 million had been advanced and was outstanding. Included in the $2,300 million is approximately $1,230 million to six other PCS or wireless network operators (including fixed wireless) for possible future sales. As of September 30, 1998, approximately $130 million had been advanced under four of these arrangements. In addition, Lucent had made commitments or entered into agreements to extend credit up to an aggregate of approximately $370 million for two network operators other than PCS or wireless network operators. As of September 30, 1998, no amount was advanced under either of these agreements. In November 1998, a commitment for $110 million, included in the $370 million, was terminated.

     In October 1996, Lucent entered into a credit agreement to provide Sprint PCS long-term financing of $1,800 million for purchasing Lucent's equipment and services for its PCS network. In May 1997, under the $1,800 million credit facility provided by Lucent to Sprint PCS, Lucent closed transactions to lay off $500 million of loans and undrawn commitments and $300 million of undrawn commitments to a group of institutional investors and Sprint Corporation (a partner in Sprint PCS), respectively. As of September 30, 1998, all of these commitments were drawn down by Sprint PCS. On June 8, 1998, Lucent sold $645 million of loans in a private sale. As of September 30, 1998, Lucent has $253 million of undrawn commitments and $226 million of drawn loans outstanding.

     As part of the revenue recognition process, Lucent has assessed the collectibility of the accounts receivable relating to the Sprint PCS purchase contract in light of its financing commitment to Sprint PCS. Lucent has determined that the receivables under the contract are reasonably assured of collection based on various factors among which was the ability of Lucent to sell the loans and commitments without recourse. Lucent intends to continue pursuing opportunities for the sale of the $226 million of loans outstanding, and the future loans and commitments to Sprint PCS.

     On October 22, 1998, Lucent announced that it had entered into a five-year agreement with WinStar Communications, Inc. to provide WinStar with a fixed wireless broadband telecommunications network in major domestic and international markets. In connection with this agreement, Lucent entered into a credit agreement with WinStar to provide up to $2,000 million in equipment financing to fund the buildout of this network. The maximum amount of credit that Lucent is obligated to extend to WinStar at any one time is $500 million.

     In addition to the above arrangements, Lucent will continue to provide or commit to financing where appropriate for its business. The ability of Lucent to arrange or provide financing for its customers will depend on a number of factors, including Lucent's capital structure and level of available credit, and its continued ability to lay off commitments and drawn down borrowings on acceptable terms.

     Lucent believes that it will be able to access the capital markets on terms and in amounts that will be satisfactory to Lucent and that it will be able to obtain bid and performance bonds, to arrange or provide customer financing as necessary, and to engage in hedging transactions on commercially acceptable terms, although there can be no assurance that this will be the case.

     The ratio of total debt to total capital (debt plus equity) was 45.6% at September 30, 1998 compared with 55.4% at September 30, 1997. The decrease in the ratio was primarily due to the increase in shareowners' equity, which resulted from net income and the issuance of common stock, partially offset by the increase in debt.

     Excluding the one-time charges related to the acquisitions of Livingston, Prominet, Optimay, Yurie, SDX, MassMedia, LANNET and JNA as well as the gain on the sale of ATS in 1998, the return on assets was 9.3%. This represents a 2.8 percentage point increase over the prior year return on assets of 6.5%, excluding the Octel acquisition charges in 1997.

  Risk Management

     Lucent is exposed to market risk from changes in foreign currency exchange rates and interest rates, which could impact its results of operations and financial condition. Lucent manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Lucent uses derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage Lucent's exposure to nonperformance on such instruments.

     Lucent uses foreign currency exchange contracts, and to a lesser extent, foreign currency purchased options to reduce its exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. Foreign currency exchange contracts are designated for firmly committed or forecasted purchases and sales. The use of these derivative financial instruments allows Lucent to reduce its overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of September 30, 1998, Lucent's primary net foreign currency market exposures include Deutsche marks and British pounds. As of September 30, 1997, Lucent's primary net foreign currency market exposures included Deutsche marks, Japanese yen and Dutch guilders. Lucent has not changed its policy regarding how such exposures are managed since the year ended September 30, 1997. Management does not foresee or expect any significant changes in foreign currency exposure in the near future.

     The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of September 30, 1998 and 1997, a 10% appreciation in foreign currency exchange rates from the prevailing market rates would increase the related net unrealized gain by $11 million and $27 million, respectively. Conversely, a 10% depreciation in these currencies from the prevailing market rates would decrease the related net unrealized gain by $18 million and $35 million, as of September 30, 1998 and 1997 respectively. Unrealized gains/losses in foreign currency exchange contracts are defined as the difference between the contract rate at the inception date of the foreign currency exchange contract and the current market exchange rates. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

     While Lucent hedges actual and anticipated transactions with customers, the decline in value of the Asia/Pacific currencies or currencies in other regions may, if not reversed, adversely affect future product sales because Lucent products may become more expensive for customers to purchase in their local currency.

     Lucent manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, Lucent, from time to time, enters into interest rate swap agreements, in which it agrees to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. Lucent had no material interest rate swap agreements in effect as of September 30, 1998 and 1997. The strategy employed by Lucent to manage its exposure to interest rate fluctuations is unchanged from September 30, 1997. Management does not foresee or expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the near future.

     The fair value of Lucent's fixed rate long-term debt is sensitive to changes in interest rates. Interest rate changes would result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. Based upon a hypothetical immediate 150 basis point increase in interest rates at September 30, 1998 and 1997, the market value of Lucent's fixed rate long-term debt would be impacted by a net decrease of $209 million and $113 million, respectively. Conversely, a 150 basis point decrease in interest rates would result in a net increase in the market value of Lucent's fixed rate long-term debt outstanding at September 30, 1998 and 1997 of $247 million and $121 million, respectively. As a result of the change in market conditions in 1998, Lucent used a hypothetical 150 basis point change, versus 100 basis points used in the fiscal year 1997 presentation, to determine the change in market value of this debt.

  Other

     Lucent's current and historical operations are subject to a wide range of environmental protection laws. In the United States, these laws often require parties to fund remedial action regardless of fault. Lucent has remedial and investigatory activities underway at numerous current and former facilities. In addition, Lucent was named a successor to AT&T as a potentially responsible party ("PRP") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes. Under the Separation and Distribution Agreement, among AT&T, Lucent and NCR Corporation dated as of February 1, 1996, as amended and restated, Lucent is responsible for all liabilities primarily resulting from or related to the operation of Lucent's business as conducted at any time prior to or after the Separation including related businesses discontinued or disposed of prior to the Separation, and Lucent's assets including, without limitation, those associated with these sites. In addition, under the Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities paid out in excess of certain amounts by AT&T and NCR, including environmental liabilities.

     It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Lucent records an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Management expects that the amounts reserved will be paid out over the period of remediation for the applicable site which ranges from 5 to 30 years. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily upon internal or third party environmental studies, and estimates as to the number, participation level and financial viability of any other PRPs, the extent of the contamination and the nature of required remedial actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for in Lucent's consolidated financial statements in respect to environmental reserves are the gross undiscounted amount of such reserves, without deductions for insurance or third party indemnity claims. In those cases where insurance carriers or third party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the financial statements. Although Lucent believes that its reserves are adequate, there can be no assurance that the amount of capital and other expenditures that will be required relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in Lucent's reserves or will not have a material adverse effect on Lucent's financial condition, results of operations or cash flows. Any amounts of environmental costs that may be incurred in excess of those provided for at September 30, 1998 cannot be determined.

  Forward-Looking Statements

     This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this report contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which Lucent operates, management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no ob ligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Future Factors include increasing price and product/services competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes and the Company's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the mix of products/services; the achievement of lower costs and expenses; the outcome and impact of Year 2000; domestic and foreign governmental and public policy changes which may affect the level of new investments and purchases made by customers; changes in environmental and other domestic and foreign governmental regulations; protection and validity of patent and other intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in the increasing use of large, multi-year contracts; the cyclical nature of the Company's business; the outcome of pending and future litigation and governmental proceedings and continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support the Company's future business. These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and other Future Factors.

     Competition:

     See discussion above under KEY BUSINESS CHALLENGES.

     Dependence On New Product Development:

     The markets for the Company's principal products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating communications systems for network operators and business customers. The Company's operating results will depend to a significant extent on its ability to continue to introduce new systems, products, software and services successfully on a timely basis and to reduce costs of existing systems, products, software and services. The success of these and other new offerings is dependent on several factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the Company's competitors and market acceptance. In addition, new technological innovations generally require a substantial investment before any assurance is available as to their commercial viability, including, in some cases, certification by international and domestic standards-setting bodies.

     Reliance on Major Customers:

     See discussion above under KEY BUSINESS CHALLENGES.

     Readiness for Year 2000:

     Lucent is engaged in a major effort to minimize the impact of the Year 2000 date change on Lucent's products, information technology systems, facilities and production infrastructure. Lucent has targeted June 30, 1999 for completion of these efforts.

     The Year 2000 challenge is a priority within Lucent at every level of the Company. Primary Year 2000 preparedness responsibility rests with program offices which have been established within each of Lucent's product groups and corporate centers. A corporate-wide Lucent Year 2000 Program Office ("LYPO") monitors and reports on the progress of these offices. Each program office has a core of full-time individuals augmented by a much larger group who have been assigned specific Year 2000 responsibilities in addition to their regular assignments. Further, Lucent has engaged third parties to assist in its readiness efforts in certain cases. LYPO has established a methodology to measure, track and report Year 2000 readiness status consisting of five steps: inventory; assessment; remediation; testing and deployment.

     Lucent is completing programs to make its new commercially available products Year 2000 ready and has developed evolution strategies for customers who own non-Year 2000 ready Lucent products. The majority of the upgrades and new products needed to support customer migration are already generally available. By the end of 1998, all but a few of these products are targeted for general availability.

     Lucent has launched extensive efforts to alert customers who have non-Year 2000 ready products, including direct mailings, phone contacts and participation in user and industry groups. Recently, Lucent has set up a Year 2000 website www.lucent.com/y2k that provides Year 2000 product information. Lucent continues to cooperate in the Year 2000 information sharing efforts of the Federal Communications Commission and other governmental bodies.

     Lucent believes it has sufficient resources to provide timely support to its customers that require product migrations or upgrades. However, because this effort is heavily dependent on customer cooperation, Lucent continues to monitor customer response and will take steps to improve customer responsiveness, as necessary. Also, Lucent has begun contingency planning to address potential spikes in demand for customer support resulting from the Year 2000 date change. These plans are targeted for completion by April 30, 1999.

     Lucent has largely completed the inventory and assessment phases of the program with respect to its factories, information systems, and facilities. Approximately, two-thirds of the production elements included in the factory inventory were found to be Year 2000 ready. The factories have commenced the remediation phase of their effort through a combination of product upgrades and replacement. Plans have been developed to facilitate the completion of this work, as well as the related testing and deployment, by June 30, 1999.

     Currently, approximately 60% of Lucent's information technology infrastructure has been determined to be Year 2000 ready and is deployed for use. Approximately, 45% of the applications requiring Year 2000 remediation that are supported by Lucent's information technology group are now Year 2000 ready and have been deployed or are awaiting deployment. LYPO is monitoring the progress of readiness efforts across the Company, with a special emphasis on the early identification of any areas where progress to-date could indicate difficulty in meeting the Company's June 1999 internal readiness target date. Lucent is developing specific contingency plans, as appropriate.

     Lucent is also assessing the Year 2000 readiness of the large number of facilities that it owns or leases world-wide. Priority is being placed on Lucent-owned facilities, leased facilities that Lucent manages and other critical facilities that house large numbers of employees or significant operations. Based on the results of these assessment activities, Lucent plans to complete remediation efforts by March 31, 1999 and complete development of applicable contingency plans by May 31, 1999.

     To ensure the continued delivery of third party products and services, Lucent's procurement organization has analyzed Lucent's supplier base and has sent surveys to approximately 5,000 suppliers. Follow-up efforts have commenced to obtain feedback from critical suppliers. To supplement this effort, Lucent plans to conduct readiness reviews of the Year 2000 status of the suppliers ranked as most critical based on the nature of their relationship with Lucent, the product/service provided and/or the content of their survey responses. Almost all of Lucent's suppliers are still deeply engaged in executing their Year 2000 readiness efforts and, as a result, Lucent cannot, at this time, fully evaluate the Year 2000 risks to its supply chain. Lucent will continue to monitor the Year 2000 status of its suppliers to minimize this risk and will develop appropriate contingent responses as the risks become clearer.

     The risk to Lucent resulting from the failure of third parties in the public and private sector to attain Year 2000 readiness is the same as other firms in Lucent's industry or other business enterprises generally. The following are representative of the types of risks that could result in the event of one or more major failures of Lucent's information systems, factories or facilities to be Year 2000 ready, or similar major failures by one or more major third party suppliers to Lucent: (1) information systems -- could include interruptions or disruptions of business and transaction processing such as customer billing, payroll, accounts payable and other operating and information processes, until systems can be remedied or replaced; (2) factories and facilities -- could include interruptions or disruptions of manufacturing processes and facilities with delays in delivery of products, until non-compliant conditions or components can be remedied or replaced; and (3) major suppliers to Lucent -- could include interruptions or disruptions of the supply of raw materials, supplies and Year 2000 ready components which could cause interruptions or disruptions of manufacturing and delays in delivery of products, until the third party supplier remedied the problem or contingency measures were implemented. Risks of major failures of Lucent's principal products could include adverse functional impacts experienced by customers, the costs and resources for Lucent to remedy problems or replace products where Lucent is obligated or undertakes to take such action, and delays in delivery of new products.

     Lucent believes it is taking the necessary steps to resolve Year 2000 issues; however, given the possible consequences of failure to resolve significant Year 2000 issues, there can be no assurance that any one or more such failures would not have a material adverse effect on Lucent. Lucent estimates that the costs of efforts to prepare for Year 2000 from calendar year 1997 through 2000 is about $535 million, of which an estimated $210 million has been spent as of September 30, 1998. Lucent has been able to reprioritize work projects to largely address Year 2000 readiness needs within its existing organizations. As a result, most of these costs represent costs that would have been incurred in any event. These amounts cover costs of the Year 2000 readiness work for inventory, assessment, remediation, testing and deployment including fees and charges of contractors for outsourced work and consultant fees. Costs for previously contemplated updates and replacements of Lucent's internal systems and information systems infrastructure have been excluded without attempting to establish whether the timing of non-Year 2000 replacement or upgrading was accelerated.

     While the Year 2000 cost estimates above include additional costs, Lucent believes, based on available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business operations, products or financial prospects.

     The actual outcomes and results could be affected by Future Factors including, but not limited to, the continued availability of skilled personnel, cost control, the ability to locate and remediate software code problems, critical suppliers and subcontractors meeting their commitments to be Year 2000 ready and provide Year 2000 ready products, and timely actions by customers.

     European Monetary Union -- Euro:

     On January 1, 1999, several member countries of the European Union will establish fixed conversion rates between their existing sovereign currencies, and adopt the Euro as their new common legal currency. As of that date, the Euro will trade on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002.

     During the transition period, cash-less payments can be made in the Euro, and parties can elect to pay for goods and services and transact business using either the Euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies so that they will no longer be available.

     Lucent has begun planning for the Euro's introduction. For this purpose, Lucent has in place a joint European-United States team representing affected functions within the Company.

     The Euro conversion may affect cross-border competition by creating cross-border price transparency. Lucent is assessing its pricing/marketing strategy in order to insure that it remains competitive in a broader European market. Lucent is also assessing its information technology systems to allow for transactions to take place in both the legacy currencies and the Euro and the eventual elimination of the legacy currencies, and reviewing whether certain existing contracts will need to be modified. Lucent's currency risk and risk management for operations in participating countries may be reduced as the legacy currencies are converted to the Euro. Final accounting, tax and governmental legal and regulatory guidance generally has not been provided in final form. Lucent will continue to evaluate issues involving introduction of the Euro. Based on current information and Lucent's current assessment, Lucent does not expect that the Euro conversion will have a material adverse effect on its business, results of operations, cash flows or financial condition.

     Employee Relations:

     On September 30, 1998, Lucent employed approximately 141,600 persons, including 78.9% located in the United States. Of these domestic employees, about 40% are represented by unions, primarily the Communications Workers of America ("CWA") and the International Brotherhood of Electrical Workers ("IBEW"). Lucent signed new five-year agreements with the CWA and IBEW expiring May 31, 2003.

     Multi-Year Contracts:

     Lucent has significant contracts for the sale of infrastructure systems to network operators which extend over a multi-year period, and expects to enter into similar contracts in the future, with uncertainties affecting recognition of revenues, stringent acceptance criteria, implementation of new technologies and possible significant initial cost overruns and losses. See also discussion above under FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES, and KEY BUSINESS CHALLENGES.

     Seasonality:

     See discussion above under KEY BUSINESS CHALLENGES.

     Future Capital Requirements:

     See discussion above under FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES.

     Growth Outside the United States, Foreign Exchange and Interest Rates:

     Lucent intends to continue to pursue growth opportunities in markets outside the United States. In many markets outside the United States, long-standing relationships between potential customers of Lucent and their local providers, and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such growth opportunities outside the United States may require significant investments for an extended period before returns on such investments, if any, are realized. Such projects and investments could be adversely affected by reversals or delays in the opening of foreign markets to new competitors, exchange controls, currency fluctuations, investment policies, repatriation of cash, nationalization, social and political risks, taxation, and other factors, depending on the country in which such opportunity arises. Difficulties in foreign financial markets and economies, and of foreign financial institutions, could adversely affect demand from customers in the affected countries.

     See discussion above under RISK MANAGEMENT with respect to foreign exchange and interest rates. A significant change in the value of the dollar against the currency of one or more countries where Lucent sells products to local customers or makes purchases from local suppliers may materially adversely affect Lucent's results. Lucent attempts to mitigate any such effects through the use of foreign currency contracts, although there can be no assurances that such attempts will be successful.

     Legal Proceedings and Environmental:

     See discussion above under OTHER.

                              REPORT OF MANAGEMENT

     Management is responsible for the preparation of Lucent Technologies Inc.'s consolidated financial statements and all related information appearing in this Annual Report. The consolidated financial statements and notes have been prepared in conformity with generally accepted accounting principles and include certain amounts which are estimates based upon currently available information and management's judgment of current conditions and circumstances.

     To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations -- including the possibility of circumvention or overriding of controls -- and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent public accountants and the internal auditors.

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

     Lucent engaged PricewaterhouseCoopers LLP, independent public accountants, to audit the consolidated financial statements in accordance with generally accepted auditing standards, which include consideration of the internal control structure. Their report appears on this page.

              /s/ RICHARD A. MCGINN                                 /s/ DONALD K. PETERSON
--------------------------------------------------    --------------------------------------------------
                   Chairman and                                  Executive Vice President and
             Chief Executive Officer                               Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareowners of Lucent Technologies Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Lucent Technologies Inc. and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 1998, and for the nine-month period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

New York, New York
October 21, 1998

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                       YEAR ENDED
                                                      SEPTEMBER 30,            NINE MONTHS ENDED
                                                     (TWELVE MONTHS)             SEPTEMBER 30,
                                              -----------------------------    -----------------
                                               1998       1997       1996            1996
                                              -------    -------    -------    -----------------
                                               (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
                                                                 (UNAUDITED)
Revenues....................................  $30,147    $26,360    $23,286         $15,859
Costs.......................................   16,156     14,898     14,392           9,290
Gross margin................................   13,991     11,462      8,894           6,569
Operating expenses
Selling, general and administrative.........    6,436      5,784      7,290           4,244
Research and development....................    3,678      3,023      2,551           1,838
Purchased in-process research and
  development...............................    1,416      1,024         --              --
Total operating expenses....................   11,530      9,831      9,841           6,082
Operating income (loss).....................    2,461      1,631       (947)            487
Other income -- net.........................      163        141        218              96
Interest expense............................      318        305        293             216
Income (loss) before income taxes...........    2,306      1,467     (1,022)            367
Provision (benefit) for income taxes........    1,336        926       (229)            143
Net income (loss)...........................  $   970    $   541    $  (793)        $   224
Earnings (loss) per common share -- basic...  $  0.74    $  0.42    $ (0.69)        $  0.19
Earnings (loss) per common
  share -- diluted..........................  $  0.73    $  0.42    $ (0.69)        $  0.19
Dividends per common share..................  $ 0.155    $0.1125    $ 0.075         $ 0.075

                See Notes to Consolidated Financial Statements.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1998             1997
                                                              -------------    -------------
                                                                  (DOLLARS IN MILLIONS,
                                                                EXCEPT PER SHARE AMOUNTS)
ASSETS
Cash and cash equivalents...................................     $   685          $ 1,350
Accounts receivable less allowances of $390 in 1998 and $352
  in 1997...................................................       6,939            5,373
Inventories.................................................       3,081            2,926
Contracts in process (net of progress billings of $3,036 in
  1998 and $2,003
  in 1997)..................................................       1,259            1,046
Deferred income taxes -- net................................       1,623            1,333
Other current assets........................................         491              473
Total current assets........................................      14,078           12,501
Property, plant and equipment -- net........................       5,403            5,147
Prepaid pension costs.......................................       3,754            3,172
Deferred income taxes -- net................................         750            1,262
Capitalized software development costs......................         298              293
Other assets................................................       2,437            1,436
Total assets................................................     $26,720          $23,811
LIABILITIES
Accounts payable............................................     $ 2,040          $ 1,931
Payroll and benefit-related liabilities.....................       2,511            2,178
Postretirement and postemployment benefit liabilities.......         187              239
Debt maturing within one year...............................       2,231            2,538
Other current liabilities...................................       3,459            3,852
Total current liabilities...................................      10,428           10,738
Postretirement and postemployment benefit liabilities.......       6,380            6,073
Long-term debt..............................................       2,409            1,665
Other liabilities...........................................       1,969            1,948
Total liabilities...........................................     $21,186          $20,424
Commitments and contingencies...............................

SHAREOWNERS' EQUITY
Preferred stock -- par value $1 per share
  Authorized 250,000,000 shares.............................     $    --          $    --
  Issued and outstanding shares: none
Common stock -- par value $.01 per share
Authorized shares: 3,000,000,000
  Issued and outstanding shares:
  1,316,394,169 at September 30, 1998; 1,284,125,312 at
     September 30, 1997.....................................          13               13
Additional paid-in capital..................................       4,485            3,047
Guaranteed ESOP obligation..................................         (49)             (77)
Foreign currency translation................................        (279)            (191)
Retained earnings...........................................       1,364              595
Total shareowners' equity...................................     $ 5,534          $ 3,387
Total liabilities and shareowners' equity...................     $26,720          $23,811

                See Notes to Consolidated Financial Statements.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF
                         CHANGES IN SHAREOWNERS' EQUITY

                                               YEAR ENDED            YEAR ENDED
                                           SEPTEMBER 30, 1998    SEPTEMBER 30, 1997    NINE MONTHS ENDED
                                            (TWELVE MONTHS)       (TWELVE MONTHS)      SEPTEMBER 30, 1996
                                           ------------------    ------------------    ------------------
                                                               (DOLLARS IN MILLIONS)
PREFERRED STOCK..........................            --                    --                    --
COMMON STOCK
  Balance at beginning of period.........        $   13                $   13               $    --
  Issuance of common stock...............            --                    --                     6
  Two-for-one common stock split.........            --                    --                     7
Balance at end of period.................            13                    13                    13
ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of period.........         3,047                 2,595                 1,406
  Issuance of common stock...............           608                   260                 2,881
  Issuance of common stock for
     acquisitions........................           689                    --                    --
  Conversion of stock options related to
     acquisitions........................           186                   116                    --
  Net loss from 1/1/96 through 1/31/96...            --                    --                   (72)
  Dividends declared.....................            --                    --                    (7)
  Accounts receivable holdback by AT&T...            --                    --                (2,000)
  Unrealized (loss) gain on
     investments.........................           (37)                   40                    15
  Acceptance of ESOP.....................            --                    --                   120
  Other contributions from AT&T..........            --                    --                   252
  Other..................................            (8)                   36                    --
  Balance at end of period...............         4,485                 3,047                 2,595
GUARANTEED ESOP OBLIGATION
  Balance at beginning of period.........           (77)                 (106)                   --
  Acceptance of ESOP.....................            --                    --                  (120)
  Amortization of ESOP obligation........            28                    29                    14
  Balance at end of period...............           (49)                  (77)                 (106)
FOREIGN CURRENCY TRANSLATION
  Balance at beginning of period.........          (191)                  (16)                   28
  Translation adjustments................           (88)                 (175)                  (44)
  Balance at end of period...............          (279)                 (191)                  (16)
RETAINED EARNINGS
  Balance at beginning of period.........           595                   200                    --
  Net income.............................           970                   541                    --
  Net income from 2/1/96 through
     9/30/96.............................            --                    --                   296
  Two-for-one common stock split.........            --                    --                    (7)
  Dividends declared.....................          (201)                 (146)                  (89)
  Balance at end of period...............         1,364                   595                   200
Total Shareowners' Equity................        $5,534                $3,387               $ 2,686

                See Notes to Consolidated Financial Statements.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  YEAR ENDED SEPTEMBER 30,     NINE MONTHS ENDED
                                                       (TWELVE MONTHS)           SEPTEMBER 30,
                                                 ---------------------------   -----------------
                                                  1998      1997      1996           1996
                                                 -------   -------   -------   -----------------
                                                              (DOLLARS IN MILLIONS)
                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss)..............................  $   970   $   541   $  (793)       $   224
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities, net of effects from acquisitions
  of businesses:
  Business restructuring (reversal) charge.....     (100)     (201)    2,515            (98)
  Asset impairment and other charges...........       --        81       293            105
  Depreciation and amortization................    1,334     1,450     1,326            937
  Provision for uncollectibles.................      130       127        73             54
  Deferred income taxes........................      113         9      (996)          (251)
  Purchased in-process research and
     development...............................    1,416     1,024        --             --
  Increase in accounts receivable -- net.......   (1,987)     (389)   (3,114)        (1,506)
  Increase in inventories and contracts in
     process...................................     (365)     (273)     (309)          (524)
  Increase (decrease) in accounts payable......      170       (16)    1,021            629
  Changes in other operating assets and
     liabilities...............................      133      (315)    1,040            537
  Other adjustments for noncash items -- net...     (448)      (92)      (77)          (111)
Net cash provided by (used in) operating
  activities...................................    1,366     1,946       979             (4)
INVESTING ACTIVITIES:
Capital expenditures...........................   (1,626)   (1,635)   (1,432)          (939)
Proceeds from the sale or disposal of property,
  plant and equipment..........................       57       108       119             15
Purchases of equity investments................     (212)     (149)      (96)           (46)
Sales of equity investments....................       71        12       102            102
Dispositions of businesses.....................      329       181        58             58
Acquisitions of businesses -- net of cash
  acquired.....................................   (1,347)   (1,568)     (234)          (234)
Other investing activities -- net..............      (80)      (70)     (155)           (22)
Net cash used in investing activities..........   (2,808)   (3,121)   (1,638)        (1,066)
FINANCING ACTIVITIES:
Repayments of long-term debt...................      (93)      (16)      (53)           (39)
Issuance of long-term debt.....................      375        52     1,499          1,499
Proceeds from issuance of common stock.........      608       260     2,887          2,887
Dividends paid.................................     (201)     (192)      (48)           (48)
Increase (decrease) in short-term
  borrowings -- net............................      149       191    (1,525)        (1,436)
Repayments of debt sharing agreement -- net....       --        --       (67)            --
Transfers (to) from AT&T.......................       --        --      (190)            13
Net cash provided by financing activities......      838       295     2,503          2,876
Effect of exchange rate changes on cash and
  cash equivalents.............................      (61)      (11)      (16)           (13)
Net (decrease) increase in cash and cash
  equivalents..................................     (665)     (891)    1,828          1,793
Cash and cash equivalents at beginning of
  period.......................................    1,350     2,241       413            448
Cash and cash equivalents at end of period.....  $   685   $ 1,350   $ 2,241        $ 2,241

                See Notes to Consolidated Financial Statements.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

1.  BACKGROUND AND BASIS OF PRESENTATION

  Background

     Lucent Technologies Inc. ("Lucent" or the "Company") was formed from the systems and technology units of AT&T Corp. and the associated assets and liabilities of those units, including Bell Laboratories (the "Separation"). Lucent was incorporated on November 29, 1995 with 1,000 shares of common stock ("Common Stock"), authorized and outstanding, all of which were owned by AT&T. On April 2, 1996, AT&T obtained an additional 524,623,894 shares (pre-split basis) of Common Stock and on April 10, 1996, Lucent issued 112,037,037 shares (pre-split basis) in an Initial Public Offering. On September 30, 1996, AT&T distributed to its shareowners all of its remaining interest in Lucent (the "Distribution").

  Basis of Presentation

     The consolidated financial statements as of and for the nine months ended September 30, 1996, reflect the results of operations, changes in shareowners' equity and cash flows, and the financial position of the business that was transferred to Lucent from AT&T as if Lucent were a separate entity. The consolidated financial statements have been prepared using the historical basis of the assets and liabilities and historical results of operations of these businesses. Additionally, the aforementioned financial statements include an allocation of certain AT&T corporate headquarters assets, liabilities and expenses related to the businesses that were transferred to Lucent from AT&T. Management believes the allocations reflected in the consolidated financial statements are reasonable. The aforementioned financial statements may not necessarily reflect Lucent's consolidated results of rations, financial position, changes in shareowners' equity or cash flows in the future or what they would have been had Lucent been a separate, stand-alone company during such period.

     On April 1, 1998, a two-for-one split of Lucent's common stock became effective. Shareowners' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from retained earnings to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements and notes to number of shares, per share amounts, stock option data and market prices have been restated to reflect this stock split.

     On November 19, 1998, Lucent sold $500 ($495 net of unamortized costs) of 10-year notes and reclassified the amount from debt maturing within one year to long-term debt. The proceeds were used to pay down a portion of Lucent's commercial paper during the first quarter of fiscal 1999.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

  Acquisitions

     The following table presents information about certain acquisitions by Lucent in the fiscal years ended September 30, 1998 and 1997. All charges were recorded in the quarter in which the transaction was completed.

                                 JNA    LANNET   MASSMEDIA   SDX     YURIE    OPTIMAY   PROMINET   LIVINGSTON    OCTEL
                                 (1)     (2)        (3)      (4)      (5)       (6)       (7)         (8)         (9)
                                 ----   ------   ---------   ----   -------   -------   --------   ----------   -------
Acquisition Date...............  9/98    8/98      7/98      7/98      5/98    4/98        1/98       12/97        9/97
Purchase Price.................   $67    $115       N/S      $207    $1,056     $64        $199         $610     $1,819
                                 cash    cash                cash    cash &    cash     stock &     stock &      cash &
                                                                    options             options     options     options
Goodwill.......................    37       2         1        96       292       1          35         114         181
Existing technology............    18      15         0        16        40      18          23          69         186
Purchased in-process research &
  development costs (after
  tax).........................     3      67         8        82       620      48         157         427         945
Amortization period -- goodwill
  (years)......................    10       7         5        10         7       5           5           5           7
Amortization period -- existing
  technology (years)...........    10       5       N/A         5         5       5           6           8           5

---------------
(1) JNA Telecommunications Limited was an Australian telecom manufacturer, reseller and system integrator.

(2) LANNET, a subsidiary of Madge Networks N.V., was an Israeli-based supplier of Ethernet and asynchronous transfer mode ("ATM") switching solutions for local area networks.

(3) MassMedia Communications, Inc., was a privately held start-up developer of highly-reliable, next-generation network interoperability software.

(4) SDX Business Systems plc was a United Kingdom-based provider of business communications systems.

(5) Yurie Systems, Inc. was a provider of ATM access technology and equipment for data, voice and video networking.

(6) Optimay GmbH specialized in the development of software products and services for chip sets to be used for Global System for Mobile Communications cellular phones.

(7) Prominet Corporation was a participant in the emerging Gigabit Ethernet networking industry. The merger involved $164 of Lucent stock and options. In addition, under the terms of the agreement, Lucent had contingent obligations to pay former Prominet shareowners $35 in stock. The $35 of stock was paid by Lucent, in July 1998 and recorded primarily as goodwill.

(8) Livingston Enterprises, Inc. was a global provider of equipment used by Internet service providers to connect their subscribers to the Internet.

(9) Octel Communications Corporation was a provider of voice, fax and electronic messaging technologies.

N/A Not applicable

N/S Not significant

     All the above acquisitions were accounted for under the purchase method of accounting. The fair market value of the assets and liabilities acquired were independently determined and included in the balance sheet as of the quarter in which the acquisition was completed.

     For all the above acquisitions, the acquired technology valuation included both existing technology and purchased in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considers the present value of cash flows by product lines.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     Included in the purchase price for the above acquisitions, was purchased in-process research and development, which was a noncash charge to earnings as this technology had not reached technological feasibility and had no future alternative use. This technology will require varying additional development, coding and testing efforts over the next year before technological feasibility can be determined. The remaining purchase price was allocated to tangible assets and intangible assets, including goodwill and existing technology, less liabilities assumed.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Consolidation

     The consolidated financial statements include all majority-owned subsidiaries in which Lucent exercises control. Investments in which Lucent exercises significant influence, but which it does not control (generally a 20% -- 50% ownership interest), are accounted for under the equity method of accounting. All material intercompany transactions and balances have been eliminated.

  Use of Estimates

     The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowance for uncollectible accounts receivable, inventory obsolescence, product warranty, depreciation, employee benefits, taxes, restructuring reserves and contingencies, among others.

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

  Revenue Recognition

     Revenue is generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Revenue from product sales of hardware and software is recognized at time of delivery and acceptance, and after consideration of all the terms and conditions of the customer contract. Sales of services are recognized at time of performance and rental revenue is recognized proportionately over the contract term. Revenues and estimated profits on long-term contracts are generally recognized under the percentage of completion method of accounting using either a units-of-delivery or a cost-to-cost methodology. Profit estimates are revised periodically based on changes in facts. Any losses on contracts are recognized immediately.

  Research and Development Costs

     Research and development costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

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

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using primarily the unit and group methods. The unit method is used for manufacturing and laboratory equipment and large computer systems. The group method is used for other depreciable assets. When assets that were depreciated using the unit method are sold or retired, the gains or losses are included in operating results. When assets that were depreciated using the group method are sold or retired, the original cost is deducted from the appropriate account and accumulated depreciation. Any gains or losses are applied against accumulated depreciation.

     The accelerated depreciation method is used for certain high technology computer processing equipment. All other facilities and equipment are depreciated on a straight-line basis over their estimated useful lives.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

  Financial Instruments

     Lucent uses various financial instruments, including foreign currency exchange contracts and interest rate swap agreements to manage and reduce risk to Lucent by generating cash flows, which offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. Lucent's derivative financial instruments are for purposes other than trading and are not entered into for speculative purposes. Lucent's nonderivative financial instruments include letters of credit, commitments to extend credit and guarantees of debt. Lucent generally does not require collateral to support its financial instruments.

  Goodwill

     Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefited, principally in the range of 5 to 15 years. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

  Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1998 presentation.

3.  RECENT PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. Lucent will designate each derivative as belonging to one of several possible categories, based on the intended use of the derivative. The recognition of changes in fair value of a derivative that affect the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (1) be recognized in income along with an offsetting adjustment to the basis of the item being hedged or (2) be deferred in other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. SFAS 133 will be effective for Lucent no later than the quarter ending December 31, 1999. SFAS 133 may not be applied retroactively to financial statements of prior periods. SFAS 133 is not expected to have a material impact on Lucent's consolidated results of operations, financial position or cash flows.

     In February 1998, FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS 132 is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available. Lucent is in the process of evaluating the disclosure requirements. The adoption of SFAS 132 will have no impact on Lucent's consolidated results of operations, financial position or cash flows.

     In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. Lucent is in the process of evaluating the disclosure requirements. The adoption of SFAS 131 will have no impact on Lucent's consolidated results of operations, financial position or cash flows.

     In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Lucent is in the process of determining its preferred format. The adoption of SFAS 130 will have no impact on Lucent's consolidated results of operations, financial position or cash flows.

     In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Lucent currently expenses its costs of computer software developed or obtained for internal use and is evaluating the impacts of adopting SOP 98-1.

     In October 1997, the AICPA issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. SOP 97-2 is effective for financial statements for fiscal years beginning after December 15, 1997. During March 1998, the AICPA issued Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition",("SOP 98-4"). SOP 98-4 defers for one year the limitation of what is considered vendor-specific objective evidence of the fair value of the various elements in a multiple-element arrangement, a requirement to recognize revenue for elements delivered early in the arrangement. Effective October 1, 1998, Lucent has adopted SOP 97-2 and the adoption is not expected to have a material impact on Lucent's consolidated results of operations, financial position or cash flows.

4.  SUPPLEMENTARY FINANCIAL INFORMATION

  Supplementary Income Statement Information

                                                                                         NINE MONTHS
                                                    YEAR ENDED         YEAR ENDED           ENDED
                                                   SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,
                                                       1998               1997              1996
                                                  ---------------    ---------------    -------------
                                                  (TWELVE MONTHS)    (TWELVE MONTHS)
INCLUDED IN COSTS
Amortization of software development costs......       $ 234             $  380             $218
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES
Amortization of goodwill and existing
  technology....................................       $ 147             $   32             $ 25
INCLUDED IN COSTS AND OPERATING EXPENSES
Depreciation and amortization of property, plant
  and equipment.................................       $ 919             $1,008             $674
OTHER INCOME -- NET
Interest income.................................       $  83             $  132             $ 71
Minority interests in earnings of
  subsidiaries..................................         (24)               (35)             (21)
Net equity losses from investments..............        (209)               (64)             (26)
Increase in cash surrender value of life
  insurance.....................................          52                 54               35
Loss on foreign currency transactions...........         (44)               (12)              (4)
Gains on businesses sold........................         208                 --               --
Miscellaneous -- net............................          97                 66               41
                                                       -----             ------             ----
Total other income -- net.......................       $ 163             $  141             $ 96
DEDUCTED FROM INTEREST EXPENSE
Capitalized interest............................       $  17             $   14             $ 14

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

  Supplementary Balance Sheet Information

                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1998             1997
                                                              -------------    -------------
INVENTORIES
Completed goods.............................................     $ 1,578          $ 1,611
Work in process and raw materials...........................       1,503            1,315
                                                                 -------          -------
Inventories.................................................     $ 3,081          $ 2,926
PROPERTY, PLANT AND EQUIPMENT -- NET
Land and improvements.......................................     $   301          $   299
Buildings and improvements..................................       3,130            2,852
Machinery, electronic and other equipment...................       8,354            8,403
                                                                 -------          -------
Total property, plant and equipment.........................      11,785           11,554
Less: Accumulated depreciation and amortization.............      (6,382)          (6,407)
                                                                 -------          -------
Property, plant and equipment -- net........................     $ 5,403          $ 5,147
OTHER CURRENT LIABILITIES
Advance billings and customer deposits......................     $   515          $   844

  Supplementary Cash Flow Information

                                                                                          NINE MONTHS
                                                     YEAR ENDED         YEAR ENDED           ENDED
                                                    SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,
                                                        1998               1997              1996
                                                   ---------------    ---------------    -------------
                                                   (TWELVE MONTHS)    (TWELVE MONTHS)
Interest payments, net of amounts capitalized....      $  319             $  307             $209
Income tax payments..............................      $  714             $  781             $142
Acquisitions of businesses:
Fair value of assets acquired....................      $2,341             $1,812             $527
Less: Fair value of liabilities assumed..........      $  994             $  244             $293
                                                       ------             ------             ----
Acquisitions of businesses.......................      $1,347             $1,568             $234

     On October 1, 1997, Lucent contributed its Consumer Products business to a new venture formed by Lucent and Philips Electronics N.V. in exchange for 40% ownership of Philips Consumer Communications ("PCC"). For the year ended September 30, 1998, the statement of cash flows excludes Lucent's contribution of its Consumer Products business.

     For the year ended September 30, 1998, Other income -- net includes a charge of $110 related to a write-down associated with Lucent's investment in the PCC venture. This charge was offset by gains of $103, primarily related to the sale of an investment and the sale of certain business operations, including Bell Labs Design Automation Group.

     For the year ended September 30, 1998, the statement of cash flows excludes the issuance of common stock related to the acquisitions of Livingston and Prominet and the conversion of stock options related to the acquisitions of Livingston, Prominet, Yurie and Optimay.

     For the year ended September 30, 1997, the statement of cash flows excludes the conversion of stock options related to the acquisition of Octel. For information on the 1998 and 1997 acquisitions, see Note 1.

     For the year ended September 30, 1997, research and development costs include a $127 write-down of special purpose Bell Labs assets no longer being used.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     The statement of cash flows for the nine-month period ended September 30, 1996 excludes $2,000 of customer accounts receivable retained by AT&T as well as net asset transfers of $239 received from AT&T. These transactions have not been reflected on the consolidated statement of cash flows because they were noncash events accounted for as changes in paid-in capital.

5.  EARNINGS PER COMMON SHARE

     Basic earnings per common share was calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share was calculated by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

     Included in the calculation of the weighted-average shares is the retroactive recognition to January 1, 1996 of the 1,049.2 million shares (524.6 million shares on a pre-split basis) owned by AT&T. The following table reconciles the number of shares utilized in the earnings per share calculations:

                                                     YEAR ENDED
                                                   SEPTEMBER 30,        NINE MONTHS ENDED
                                                --------------------      SEPTEMBER 30,
                                                  1998        1997            1996
                                                --------    --------    -----------------
                                                  (TWELVE MONTHS)
Net income....................................  $    970    $    541        $    224
Earnings per common share -- basic............  $   0.74    $   0.42        $   0.19
Earnings per common share -- diluted..........  $   0.73    $   0.42        $   0.19
NUMBER OF SHARES (IN MILLIONS)
Common shares -- basic........................   1,304.6     1,278.4         1,191.5
Effect of dilutive securities:
  Stock options...............................      26.8         9.9             0.0
  Other.......................................       2.0         0.1             0.2
Common shares -- diluted......................   1,333.4     1,288.4         1,191.7

6.  BUSINESS RESTRUCTURING AND OTHER CHARGES

     In the fourth quarter of calendar year 1995, a pre-tax charge of $2,801 was recorded to cover restructuring costs of $2,613 and asset impairment and other charges of $188. The restructuring plans included restructuring Lucent's Consumer Products business, including closing all of the Company-owned retail Phone Center Stores; consolidating and re-engineering numerous corporate and business unit operations; and selling the Microelectronics' interconnect and Paradyne businesses.

     The 1995 business restructuring charge of $2,613 included restructuring liabilities of $1,774, asset impairments of $497 and $342 of benefit plan losses. Benefit plan losses were related to pension and other employee benefit plans and primarily represented losses in 1995 from the actuarial changes that otherwise might have been amortized over future periods.

     The pre-tax total charge for restructuring, impairments and other charges of $2,801 for 1995 was recorded as $892 of costs, $1,645 of selling, general and administrative expenses, and $264 of research and development expenses. The charges included $1,509 for employee separations; $627 for asset write-downs; $202 for closing, selling and consolidating facilities; and $463 for other items. The total charges reduced net income by $1,847.

     The restructuring charge of $2,613 incorporated the separation costs, both voluntary and involuntary, for nearly 22,000 employees. As of September 30, 1998, the work force had been reduced by approximately 19,900 positions due to business restructuring. In addition, approximately 1,000 employees left Lucent's work force as part of the sale of Paradyne in 1996. Actual experience in employee separations, combined with

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES redeploying employees into other areas of the business, has resulted in lower separation costs than originally anticipated. Lucent expects employee reductions in positions to be substantially complete by September 1999.

     The following table displays a rollforward of the liabilities for business restructuring from September 30, 1996 to September 30, 1998:

                               SEPTEMBER 30,      1997      SEPTEMBER 30,      1998      SEPTEMBER 30,
        TYPE OF COST           1996 BALANCE    DEDUCTIONS   1997 BALANCE    DEDUCTIONS   1998 BALANCE
        ------------           -------------   ----------   -------------   ----------   -------------
Employee Separation..........     $  766         $(418)         $348          $(235)         $113
Facility Closing.............        175          (109)           66            (23)           43
Other........................        348          (193)          155            (60)           95
Total........................     $1,289         $(720)         $569          $(318)         $251

     Management believes that the remaining reserves for business restructuring are adequate to complete its plan.

     Total deductions to Lucent's business restructuring reserves were $318 and $720 for the years ended September 30, 1998 and 1997, respectively. Included in these deductions were cash payments of $176 and $483 and noncash related charges of $42 and $36 for the years ended September 30, 1998 and 1997, respectively. The noncash related charges were primarily associated with asset write-offs that were charged against the business restructuring reserves. In addition, Lucent reversed $100 and $201 of business restructuring reserves primarily related to favorable experience in employee separations for the years ended September 30, 1998 and 1997, respectively.

7.  INCOME TAXES

     The following table presents the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:

                                                                                     NINE
                                             YEAR ENDED         YEAR ENDED       MONTHS ENDED
                                            SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,
                                                1998               1997              1996
                                           ---------------    ---------------    -------------
                                           (TWELVE MONTHS)    (TWELVE MONTHS)
United States federal statutory income
  tax rate...............................       35.0%              35.0%             35.0%
                                                ----               ----              ----
State and local income taxes, net of
  federal income tax effect..............        3.2                5.4               1.4
Foreign earnings and dividends taxed at
  different rates........................        1.1                0.9               4.1
Research credits.........................       (2.8)              (2.6)             (5.0)
Other differences -- net.................       (0.5)              (1.5)              3.5
                                                ----               ----              ----
Effective income tax rate before
  purchased in-process research and
  development costs......................       36.0%              37.2%             39.0%
Purchased in-process research and
  development costs......................       21.9               25.9               0.0
                                                ----               ----              ----
Effective income tax rate................       57.9%              63.1%             39.0%
                                                ====               ====              ====

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     The following table presents the United States and foreign components of income before income taxes and the provision for income taxes:

                                                                                     NINE
                                             YEAR ENDED         YEAR ENDED       MONTHS ENDED
                                            SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,
                                                1998               1997              1996
                                           ---------------    ---------------    -------------
                                           (TWELVE MONTHS)    (TWELVE MONTHS)
INCOME BEFORE INCOME TAXES
United States............................      $1,942             $  873             $ 101
Foreign..................................         364                594               266
                                               ------             ------             -----
Income before income taxes...............      $2,306             $1,467             $ 367
                                               ======             ======             =====
PROVISION FOR INCOME TAXES
CURRENT
Federal..................................      $  823             $  464             $ 242
State and local..........................         141                129                53
Foreign..................................         205                226                98
                                               ------             ------             -----
Sub-Total................................       1,169                819               393
                                               ------             ------             -----
DEFERRED
Federal..................................         113                 35              (198)
State and local..........................          43                 77               (45)
Foreign and other........................          11                 (5)               (7)
                                               ------             ------             -----
Sub-Total................................         167                107              (250)
                                               ------             ------             -----
Provision for income taxes...............      $1,336             $  926             $ 143
                                               ======             ======             =====

     As of September 30, 1998, Lucent had tax credit carryforwards of $32 and federal, state and local, and foreign net operating loss carryforwards (tax effected) of $179, all of which expire primarily after the year 2000.

     The components of deferred tax assets and liabilities at September 30, 1998 and 1997 are as follows:

                                                            SEPTEMBER 30,    SEPTEMBER 30,
                                                                1998             1997
                                                            -------------    -------------
DEFERRED INCOME TAX ASSETS
  Employee pensions and other benefits -- net.............     $1,510           $1,777
  Business restructuring..................................        165              112
  Reserves and allowances.................................      1,063              887
  Net operating loss/credit carryforwards.................        211              107
  Valuation allowance.....................................       (261)            (234)
  Other...................................................        462              664
                                                               ------           ------
Total deferred income tax assets..........................     $3,150           $3,313
                                                               ======           ======
DEFERRED INCOME TAX LIABILITIES
  Property, plant and equipment...........................     $  397           $  478
  Other...................................................        380              240
                                                               ------           ------
Total deferred income tax liabilities.....................     $  777           $  718
                                                               ======           ======

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     Lucent has not provided for United States deferred income taxes or foreign withholding taxes on $2,432 of undistributed earnings of its non-United States subsidiaries as of September 30, 1998, since these earnings are intended to be reinvested indefinitely.

8.  DEBT OBLIGATIONS

                                                            SEPTEMBER 30,    SEPTEMBER 30,
                                                                1998             1997
                                                            -------------    -------------
DEBT MATURING WITHIN ONE YEAR
Commercial paper (net of $495* expected to be
  refinanced).............................................     $2,106           $2,364
Long-term debt............................................         39               25
Other.....................................................         86              149
                                                               ------           ------
Total debt maturing within one year.......................     $2,231           $2,538
                                                               ======           ======
WEIGHTED AVERAGE INTEREST RATES
  Commercial paper........................................        5.6%             5.5%
  Long-term debt and other................................        7.9%             6.3%

     Lucent had revolving credit facilities at September 30, 1998 aggregating $5,211 (a portion of which is used to support Lucent's commercial paper program), $4,000 with domestic lenders and $1,211 with foreign lenders. At September 30, 1998, $4,000 with domestic lenders and $855 with foreign lenders were available.

                                                            SEPTEMBER 30,    SEPTEMBER 30,
                                                                1998             1997
                                                            -------------    -------------
LONG-TERM DEBT
6.90% notes due July 15, 2001.............................     $  750           $  750
7.25% notes due July 15, 2006.............................        750              750
6.50% debentures due January 15, 2028.....................        300               --
Commercial paper expected to be refinanced................        495*              --
Long-term lease obligations...............................          1                2
Other.....................................................        164              198
Less: Unamortized discount................................         12               10
                                                               ------           ------
Total long-term debt......................................      2,448            1,690
Less: Amounts maturing within one year....................         39               25
                                                               ------           ------
Net long-term debt........................................     $2,409           $1,665
                                                               ======           ======

     Lucent has an effective shelf registration statement for the issuance of debt securities up to $3,500, of which $1,160* remains available at September 30, 1998.

     This table shows the maturities, by year, of the $2,448 in total long-term debt obligations:

                SEPTEMBER 30,
----------------------------------------------
1999   2000   2001   2002   2003   LATER YEARS
----   ----   ----   ----   ----   -----------
$39    $71    $773   $14    $14      $1,537*

---------------
* On November 19, 1998, Lucent sold $500 ($495 net of unamortized costs) of 10-year 5.5% notes due November 15, 2008 and reclassified the amount from debt maturing within one year to long-term debt. The proceeds were used to pay down a portion of Lucent's commercial paper during the first quarter of fiscal 1999.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

9.  EMPLOYEE BENEFIT PLANS

  Pension and Postretirement Benefits

     Lucent maintains noncontributory defined benefit pension plans covering the majority of its employees and retirees, and postretirement benefit plans for the majority of its retirees that include health care benefits and life insurance coverage. Prior to October 1, 1996, Lucent's financial statements reflect estimates of the costs experienced for its employees and retirees while they were included in AT&T pension and postretirement plans.

     Pension-related benefits for management employees are based principally on career-average pay while benefits for nonmanagement employees are not directly pay-related. Pension contributions are determined principally using the aggregate cost method and are made primarily to trust funds held for the sole benefit of plan participants.

     The following table shows the Lucent plans' funded status reconciled with amounts reported in Lucent's consolidated balance sheets, and the assumptions used in determining the actuarial present value of the benefit obligation:

                                                           PENSION            POSTRETIREMENT
                                                         SEPTEMBER 30          SEPTEMBER 30
                                                      ------------------    ------------------
                                                       1998       1997       1998       1997
                                                      -------    -------    -------    -------
Plan assets at fair value...........................  $36,191    $36,204    $ 3,959    $ 4,152
Less: benefit obligation............................   27,846     23,187      9,193      7,939
                                                      -------    -------    -------    -------
Funded (Unfunded) status of the plan................    8,345     13,017     (5,234)    (3,787)
Unrecognized prior service costs....................    1,509      1,048        533        261
Unrecognized transition asset.......................     (944)    (1,244)        --         --
Unrecognized net gain...............................   (5,175)    (9,669)      (408)    (1,256)
Net minimum liability of nonqualified plans.........      (27)       (23)        --         --
                                                      -------    -------    -------    -------
Prepaid (Accrued) benefit cost......................  $ 3,708    $ 3,129    $(5,109)   $(4,782)
                                                      =======    =======    =======    =======
Accumulated pension benefit obligation..............  $26,799    $22,669        n/a        n/a
Vested pension benefit obligation...................  $25,112    $21,246        n/a        n/a
                                                      -------    -------    -------    -------
Accumulated postretirement benefit obligation:
  Retirees..........................................      n/a        n/a    $ 6,662    $ 5,902
  Fully eligible active plan participants...........      n/a        n/a      1,131        777
  Other active plan participants....................      n/a        n/a      1,400      1,260
                                                      -------    -------    -------    -------
Accumulated postretirement benefit obligation.......      n/a        n/a    $ 9,193    $ 7,939
                                                      =======    =======    =======    =======
Assumptions:
  Weighted average discount rate....................     6.00%      7.25%      6.00%      7.25%
  Rate of increase in future compensation levels....     4.50%      4.50%       n/a        n/a
                                                      =======    =======    =======    =======

     Pension plan assets consist primarily of listed stocks (of which $126 and $73 represent Lucent common stock at September 30, 1998 and 1997, respectively). Postretirement plan assets include listed stocks (of which $11 and $2 represent Lucent common stock at September 30, 1998 and 1997, respectively). Assets in both plans also include corporate and governmental debt, and cash and cash equivalents. Pension plan assets also include real estate investments, and postretirement plan assets also include life insurance contracts.

     The prepaid pension benefit costs shown above are net of pension liabilities for plans where accumulated plan benefits exceed assets. Such liabilities are included in other liabilities in the consolidated balance sheets.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     The following table shows the components of pension and postretirement costs for the periods indicated:

                                                                                  NINE MONTHS
                                             YEAR ENDED         YEAR ENDED           ENDED
                                            SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,
                                                1998               1997              1996
                                           ---------------    ---------------    -------------
                                           (TWELVE MONTHS)    (TWELVE MONTHS)
PENSION COST
Service cost-benefits earned during the
  period.................................      $   331            $   312           $   277
Interest cost on projected benefit
  obligation.............................        1,631              1,604             1,172
Expected return on plan assets(1)........       (2,384)            (2,150)           (1,589)
Amortization of unrecognized prior
  service costs..........................          164                149               113
Amortization of transition asset.........         (300)              (300)             (222)
Charges (credits) for plan
  curtailments(2)........................           --                 56               (16)
                                               -------            -------           -------
Net pension credit.......................      $  (558)           $  (329)          $  (265)
                                               =======            =======           =======
POSTRETIREMENT COST
Service cost-benefits earned during the
  period.................................      $    63            $    57           $    51
Interest cost on accumulated
  postretirement benefit obligation......          540                554               408
Expected return on plan assets(3)........         (263)              (264)             (189)
Amortization of unrecognized prior
  service costs..........................           53                 35                53
Amortization of net loss (gain)..........            3                (15)                8
Charges (credits) for plan
  curtailments(2)........................           --                 26                (2)
                                               -------            -------           -------
Net postretirement benefit cost..........      $   396            $   393           $   329
                                               =======            =======           =======

---------------
(1) A 9.0% long-term rate of return on pension plan assets was assumed for 1998, 1997 and 1996. The actual return on plan assets was $1,914 and $8,523 for the years ended September 30, 1998 and 1997, respectively, and $2,204 for the nine-month period ended September 30, 1996.

(2) The 1997 pension and postretirement charges for plan curtailments of $56 and $26, respectively, reflect the final determination of 1996 curtailment effects.

(3) A 9.0% long-term rate of return on postretirement plan assets was assumed for 1998, 1997 and 1996. The actual return on plan assets was $349 and $1,040 for the years ended September 30, 1998 and 1997, respectively, and $219 for the nine-month period ended September 30, 1996.

     Pension cost was computed using the projected unit credit method. Lucent is amortizing over approximately 16 years the unrecognized pension transition asset related to the adoption of SFAS No. 87, "Employers' Accounting for Pensions," in 1986. Prior service pension costs are amortized primarily on a straight-line basis over the average remaining service period of active employees.

     For postretirement benefit plans, Lucent assumed a 5.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) for 1999, gradually declining to 4.9% by the year 2005, after which the costs would remain level. This assumption has a significant effect on the amounts reported. Increasing the assumed trend rate by 1% in each year would increase Lucent's accumulated postretirement benefit obligation as of September 30, 1998 by $358 and the interest and service cost by $30 for the year then ended.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

  Savings Plans

     Lucent's savings plans allow employees to contribute a portion of their pre-tax and/or after tax income in accordance with specified guidelines. Lucent matches a percentage of employee contributions up to certain limits. Beginning in 1998, Lucent changed its savings plan for management employees to provide for both a fixed and a variable matching contribution. The fixed match is 50% of qualified management employee contributions and the variable match is based on Company performance. For 1998, Lucent's total match of qualified management employee contributions is 109%, as compared with 66 2/3% in prior years. Qualified nonmanagement employee contributions continued to be matched at a 66 2/3% rate. Savings plan expense amounted to $311 and $180 for the years ended September 30, 1998 and 1997, respectively, and $131 for the nine-month period ended September 30, 1996.

  Employee Stock Ownership Plan

     Lucent's leveraged Employee Stock Ownership Plan ("ESOP") funds the employer's contributions to the Long Term Savings and Security Plan ("LTSSP") for nonmanagement employees. The ESOP obligation is reported as debt and as a reduction in shareowners' equity. Cash contributions to the ESOP are determined based on the ESOP's total debt service less dividends paid on ESOP shares. As of September 30, 1998, the ESOP contained 10.4 million shares of Lucent's common stock. Of the 10.4 million shares, 8.2 million have been allocated to the LTSSP and 2.2 million were unallocated. As of September 30, 1998, the unallocated shares had a fair value of $154.

10.  STOCK COMPENSATION PLANS

     Lucent has stock-based compensation plans under which certain employees receive stock options and other equity-based awards. Effective October 1, 1996, any AT&T awards held by Lucent employees were replaced by substitute awards under the Lucent Technologies Inc. 1996 Long Term Incentive Program ("1996 LTIP").

     The 1996 LTIP provides for the grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards. Awards under the 1996 LTIP are generally made to executives. Lucent also awards stock options to selected employees below executive levels under the Lucent Technologies Inc. 1997 Long-Term Incentive Plan ("1997 LTIP"). In addition, the Company has made special, broad-based grants under the Lucent Technologies Inc. Founders Grant Stock Option Plan ("FGP")(1996 world-wide option grants) and the Lucent Technologies Inc. 1998 Global Stock Option Plan ("GSOP")(1998 world-wide option grants to management employees).

     Stock options are granted with an exercise price equal to or greater than 100% of market value at the date of grant, generally have a ten-year term and vest within four years from the date of grant. Subject to customary anti-dilution adjustments and certain exceptions, the total number of shares of Common Stock authorized for option grants under the 1996 LTIP is 64 million shares between February 1998 and February 2003. Under the 1997 LTIP, the number of shares authorized for option grants in each calendar year is 1.3% of the total number of outstanding shares of Common Stock as of the first day of the calendar year. The total number of shares of Common Stock originally authorized for grant under the FGP and GSOP are 30 million and 18 million, respectively.

     In connection with several of Lucent's acquisitions (see Note 1), outstanding stock options held by employees of acquired companies will become exercisable, according to their terms, for Lucent common stock effective at the acquisition date. The fair value of these options was included as part of the purchase price related to the acquisition. These options did not reduce the shares available for grant under any of Lucent's other option plans.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     Lucent established an Employee Stock Purchase Plan (the "ESPP") effective October 1, 1996. Under the terms of the ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Common Stock through June 30, 2001. On the date of exercise, which is the last trading day of each month, the per share purchase price is 85% of the average high and low per share trading price of Common Stock on the New York Stock Exchange on that date. The amount that may be offered pursuant to this plan is 100 million shares. In 1998 and 1997, 4.2 million and 6.2 million shares, respectively, were purchased under the ESPP at a weighted average price of $49.02 and $25.15, respectively.

     Lucent has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and, as permitted under SFAS No. 123, applies Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for its plans. Compensation expense recorded under APB No. 25 was $73 and $36 for the years ended September 30, 1998 and 1997, respectively, and $11 for the nine months ended September 30, 1996. If Lucent had elected to adopt the optional re cognition provisions of SFAS No. 123 for its stock option plans and the ESPP, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                                     NINE
                                             YEAR ENDED         YEAR ENDED       MONTHS ENDED
                                            SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,
                                                1998               1997              1996
                                           ---------------    ---------------    -------------
                                           (TWELVE MONTHS)    (TWELVE MONTHS)
Net income
  As reported............................       $ 970              $ 541             $ 224
  Pro forma..............................       $ 799              $ 444             $ 202
                                                -----              -----             -----
Earnings per share -- basic
  As reported............................       $0.74              $0.42             $0.19
  Pro forma..............................       $0.61              $0.35             $0.17
Earnings per share -- diluted
  As reported............................       $0.73              $0.42             $0.19
  Pro forma..............................       $0.58              $0.34             $0.17
                                                -----              -----             -----

---------------
NOTE: The pro forma disclosures shown include the incremental fair value of the Lucent stock options that were substituted for AT&T stock options at the time of the Distribution and may not be representative of the effects on net income and earnings per share in other years.

     The fair value of stock options used to compute pro forma net income and earnings per share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

                                                                LUCENT           AT&T
WEIGHTED AVERAGE ASSUMPTIONS                             --------------------    ----
----------------------------                             (1)     (2)     (3)     (4)
Dividend yield.........................................  0.26%   0.65%   0.75%    2.4%
Expected volatility....................................  28.2%   22.4%   22.4%   19.4%
Risk-free interest rate................................   5.5%    6.4%    6.1%    6.4%
Expected holding period (in years).....................   4.7     5.1     4.5     5.0

---------------
(1) Assumptions for Lucent options awarded during 1998.

(2) Assumptions for Lucent options awarded during 1997.

(3) Assumptions for Lucent options substituted for AT&T options effective October 1, 1996.

(4) Assumptions for AT&T options awarded in 1996.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     Presented below is a summary of the status of Lucent stock options and the related transactions for the years ended September 30, 1998 and 1997. Also shown is a summary of the status of the AT&T stock options held by Lucent's employees and the related transactions for the nine months ended September 30, 1996.

                                                                         WEIGHTED
                                                                         AVERAGE
                                                              SHARES     EXERCISE
                                                              (000'S)     PRICE
                                                              -------    --------
AT&T options outstanding at December 31, 1995...............   12,784     $23.72
                                                              -------     ------
Granted.....................................................    3,380      32.91
Exercised...................................................     (366)     19.14
Forfeited/Expired...........................................       (6)     31.59
                                                              -------     ------
AT&T options outstanding at September 30, 1996..............   15,792      25.68
                                                              -------     ------
Lucent options substituted for AT&T options, and outstanding
  at October 1, 1996........................................   19,572      20.72
                                                              -------     ------
Granted(1)(2)...............................................   51,245      23.19
Exercised...................................................   (4,044)     16.78
Forfeited/Expired...........................................   (1,960)     23.80
                                                              -------     ------
Lucent options outstanding at September 30, 1997............   64,813      22.83
                                                              -------     ------
Granted(2)(3)...............................................   41,613      58.07
Exercised...................................................  (10,781)     17.63
Forfeited/Expired...........................................   (2,045)     24.12
                                                              -------     ------
Lucent options outstanding at September 30, 1998............   93,600     $39.06

---------------
(1) Includes options covering 25,506 shares of Common Stock granted under the FGP in 1996 (at a weighted average exercise price of $22.31). No additional options will be granted under the FGP.

(2) Includes options covering 5,192 and 4,942 shares of Common Stock, which resulted from the conversion of options of acquired companies for the years ended September 30, 1998 and 1997, respectively (at a weighted average exercise price of $10.09 and $20.00, respectively). No additional options will be granted under the converted plans of acquired companies.

(3) Includes options covering 16,178 shares of Common Stock granted under the GSOP on September 1, 1998 (at a weighted average exercise price of $74.69).

     The weighted average fair value of Lucent stock options, calculated using the Black-Scholes option-pricing model, granted during the years ended September 30, 1998 and 1997 is $24.53 and $7.30 per share, respectively. The weighted average fair value of AT&T stock options, calculated using the Black-Scholes option-pricing model, granted during the nine months ended September 30, 1996 is $7.07 per share.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     The following table summarizes the status of Lucent's stock options outstanding and exercisable at September 30, 1998:

                      STOCK OPTIONS OUTSTANDING         STOCK OPTIONS
                  ---------------------------------      EXERCISABLE
                              WEIGHTED                ------------------
                              AVERAGE      WEIGHTED             WEIGHTED
                             REMAINING     AVERAGE              AVERAGE
RANGE OF          SHARES    CONTRACTUAL    EXERCISE   SHARES    EXERCISE
EXERCISE PRICES   (000'S)   LIFE (YEARS)    PRICE     (000'S)    PRICE
---------------   -------   ------------   --------   -------   --------
$ 0.04 to $21.30   9,561        5.2         $15.42     6,531     $16.61
$21.31 to $22.28  32,218(1)     8.0          22.28       721      22.20
$22.29 to $26.28  10,587        7.9          25.01     1,200      24.73
$26.29 to $43.33  15,414        8.5          38.68     2,845      31.64
$43.34 to $91.66  25,820        9.9          74.75        79      61.62
                  ------                    ------    ------     ------
Total...........  93,600                    $39.06    11,376     $21.89
                  ======                    ======    ======     ======

---------------
(1) NOTE: One-half of the options granted to nonmanagement employees under the FGP, covering approximately 3,890 shares, became exercisable on October 1, 1998.

     Other stock unit awards are granted under the 1996 LTIP. Presented below is the total number of shares of Common Stock represented by awards granted to Lucent employees for the years ended September 30, 1998 and 1997, and the total number of AT&T shares represented by awards granted to Lucent employees for the nine-month period ended September 30, 1996:

                                                                                    NINE MONTHS
                                                 YEAR ENDED        YEAR ENDED          ENDED
                                                SEPTEMBER 30,     SEPTEMBER 30,    SEPTEMBER 30,
                                                    1998              1997             1996
                                               ---------------   ---------------   -------------
                                               (TWELVE MONTHS)   (TWELVE MONTHS)
Lucent shares granted (000's)................         795             4,282              n/a
AT&T shares granted (000's)..................         n/a               n/a              524
Weighted average market value of shares
  granted during the period..................      $44.15            $23.19           $33.12

11.  SEGMENT INFORMATION

  Industry Segment

     Lucent operates in the global communications networking industry segment. This segment includes wire-line and wireless systems, software and products used for voice, data and video communications.

  Geographic Segments

     Transfers between geographic areas are on terms and conditions comparable with sales to external customers. The methods followed in developing the geographic segment data require the use of estimates and do not take into account the extent to which product development, manufacturing and marketing depend on each other. Thus, the information may not be indicative of results if the geographic areas were independent organizations.

     Corporate assets are principally cash and temporary cash investments. Data on other geographic areas pertain to operations that are located outside the United States. Revenues from all international activities (other geographic areas revenues plus export revenues) provided 25.7% and 24.1% of consolidated revenues for the years ended September 30, 1998 and 1997, respectively, and 23.1% for the nine-month period ended September 30, 1996.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

                                                                                             NINE
                                                     YEAR ENDED         YEAR ENDED       MONTHS ENDED
                                                    SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,
                                                        1998               1997              1996
                                                   ---------------    ---------------    -------------
                                                   (TWELVE MONTHS)    (TWELVE MONTHS)
REVENUES
United States....................................      $24,416            $21,807           $13,334
Other geographic areas...........................        5,731              4,553             2,525
                                                       -------            -------           -------
                                                       $30,147            $26,360           $15,859
                                                       =======            =======           =======
TRANSFERS BETWEEN GEOGRAPHIC AREAS
  (ELIMINATED IN CONSOLIDATION)
United States....................................      $ 2,371            $ 1,927           $ 1,353
Other geographic areas...........................        1,544              1,267               648
                                                       -------            -------           -------
                                                       $ 3,915            $ 3,194           $ 2,001
                                                       =======            =======           =======
OPERATING INCOME (LOSS)
United States....................................      $ 2,328(1)         $ 1,514(2)        $   940
Other geographic areas...........................          525                410              (108)
Corporate, eliminations and nonoperating.........         (547)              (457)             (465)
                                                       -------            -------           -------
Income before income taxes.......................      $ 2,306            $ 1,467           $   367
                                                       =======            =======           =======
ASSETS (END OF PERIOD)
United States....................................      $19,665            $17,054           $16,492
Other geographic areas...........................        6,755              5,600             3,912
Corporate assets.................................        1,282              1,778             2,744
Eliminations.....................................         (982)              (621)             (522)
                                                       -------            -------           -------
                                                       $26,720            $23,811           $22,626
                                                       =======            =======           =======

---------------
(1) Includes charges of $1,416 of purchased in-process research and development costs associated with the acquisitions of Livingston, Prominet, Optimay, Yurie, SDX, LANNET, MassMedia and JNA.

(2) Includes charges of $1,024 of purchased in-process research and development costs associated with the acquisitions of Octel and Agile.

  Concentrations

     Historically, Lucent has relied on a limited number of customers for a substantial portion of its total revenues. In terms of total revenues, Lucent's largest customer has been AT&T, although other customers may purchase more of any particular system or product line. Revenues from AT&T were $3,775 and $3,731 for the years ended September 30, 1998 and 1997, respectively, and $1,970 for the nine-month period ended September 30, 1996. Lucent expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could materially adversely affect Lucent's operating results. Lucent does not have a concentration of available sources of supply materials, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

12.  FINANCIAL INSTRUMENTS

     The carrying values and estimated fair values of financial instruments, including derivative financial instruments were as follows:

                                                         SEPTEMBER 30, 1998    SEPTEMBER 30, 1997
                                                         ------------------    ------------------
                                                         CARRYING     FAIR     CARRYING     FAIR
                                                          AMOUNT     VALUE      AMOUNT     VALUE
                                                         --------    ------    --------    ------
ASSETS
Derivative and Off Balance Sheet Instruments:
  Foreign currency forward exchange contracts/purchased
     options...........................................   $   26     $    4     $   28     $   54
  Letters of credit....................................       --          2         --          2
LIABILITIES
Long-term debt(1)(2)...................................   $2,408     $2,559     $1,663     $1,748
Derivative and Off Balance Sheet Instruments:
  Foreign currency forward exchange contracts/purchased
     options...........................................       25         (4)        31         36

---------------
(1) Excluding long-term lease obligations of $1 at September 30, 1998 and $2 at September 30, 1997.

(2) Reflects the reclassification from debt maturing within one year to long-term debt as a result of the November 19, 1998, sale of $500 ($495 net of unamortized costs) of 10-year notes.

     The following methods were used to estimate the fair value of each class of financial instruments:

FINANCIAL INSTRUMENT                                  VALUATION METHOD
--------------------                                  ----------------
Long-term debt                       Market quotes for instruments with similar terms
                                       and maturities
Foreign currency forward exchange    Market quotes
  contracts/purchased options
Letters of credit                    Fees paid to obtain the obligations

     The carrying values of cash and cash equivalents, accounts receivable and debt maturing within one year contained in the consolidated balance sheets approximate fair value.

  Credit Risk and Market Risk

     By their nature, all financial instruments involve risk, including credit risk for nonperformance by counterparties. The contract or notional amounts of these instruments reflect the extent of involvement Lucent has in particular classes of financial instruments. The maximum potential loss may exceed any amounts recognized in the consolidated balance sheets. However, Lucent's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and financial guarantees is limited to the amount drawn and outstanding on those instruments.

     Lucent seeks to reduce credit risk on financial instruments by dealing only with financially secure counterparties. Exposure to credit risk is controlled through credit approvals, credit limits and monitoring procedures. Lucent seeks to limit its exposure to credit risks in any single country or region.

     All financial instruments inherently expose the holders to market risk, including changes in currency and interest rates. Lucent manages its exposure to these market risks through its regular operating and financing activities and when appropriate, through the use of derivative financial instruments.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

  Derivative Financial Instruments

     Lucent conducts its business on a multi-national basis in a wide variety of foreign currencies. Consequently, Lucent enters into various foreign exchange forward and purchased option contracts to manage its exposure against adverse changes in those foreign exchange rates. The notional amounts for foreign exchange forward and purchased option contracts represent the U.S. dollar equivalent of an amount exchanged. Generally, foreign currency forward exchange contracts are designated for firmly committed or forecasted sales and purchases that are expected to occur in less than one year. Gains and losses on firmly committed transactions are deferred in other current assets and liabilities and are not material to the consolidated financial statements at September 30, 1998 and 1997. Gains and losses on foreign currency exchange contracts that are designated for forecasted transactions are recognized in other income as the exchange rates change. The following table presents the gross notional amounts of these derivative financial instruments in U.S. dollars:

                                                           GROSS NOTIONAL AMOUNT
                                                                SEPTEMBER 30
                                                           ----------------------
                                                             1998          1997
                                                           --------      --------
Foreign exchange forward contracts:
  Singapore dollars......................................   $  247        $   59
  Deutsche marks.........................................      189           558
  British pounds.........................................      185           136
  Australian dollars.....................................      142             1
  Japanese yen...........................................      120           249
  Spanish pesetas........................................      113           109
  Dutch guilders.........................................      110           186
  Brazilian reals........................................       82            58
  French francs..........................................       81           116
  Other..................................................      186           270
Total....................................................   $1,455        $1,742
Foreign exchange purchased option contracts:
  Canadian dollars.......................................   $   66        $   --
  Singapore dollars......................................       60            --
  Other..................................................        4            --
Total....................................................   $  130        $   --

     Lucent enters into certain interest rate swap agreements to manage its risk between long-term fixed rate and short-term variable rate instruments. Interest rate swap agreements were not material during 1998 and 1997.

  Nonderivative and Off Balance Sheet Instruments

     Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of Lucent's reserve for possible credit and guarantee losses. At September 30, 1998 and 1997, in management's opinion, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

     The following table presents the contract amount of Lucent's nonderivative and off balance sheet instruments and the amounts drawn down on such instruments. These instruments may exist or expire without being drawn upon. Therefore, the total contract amount does not necessarily represent future cash flows.

                                                                         AMOUNTS DRAWN
                                                                            DOWN AND
                                                     CONTRACT AMOUNT      OUTSTANDING
                                                       SEPTEMBER 30       SEPTEMBER 30
                                                     ----------------    --------------
                                                      1998      1997     1998     1997
                                                     ------    ------    -----    -----
Letters of credit..................................  $  804    $  832    $ --     $ --
Commitments to extend credit.......................   2,312     1,898     399       25
Guarantees of debt.................................     292       309     205      118

  Letters of Credit

     Letters of credit are purchased guarantees that ensure Lucent's performance or payment to third parties in accordance with specified terms and conditions.

  Commitments to Extend Credit

     Commitments to extend credit to third parties are legally binding, conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes.

     Lucent may enter into credit agreements to provide long-term financing for customers. In October 1996, Lucent entered into an agreement to extend $1,800 of long-term financing to Sprint Spectrum Holdings LP ("Sprint PCS") for its purchase of Lucent's equipment and services for its nationwide personal communication services ("PCS") network. In 1997, Lucent closed transactions under this facility to lay off $500 of loans and undrawn commitments and $300 of undrawn commitments to a group of institutional investors and Sprint Corporation (a partner in Sprint PCS), respectively. In 1998, Lucent sold $645 of loans in a private sale. As of September 30, 1998 and 1997, the balance of these commitments not yet drawn down by Sprint PCS were $253 and $146, respectively, and the total drawn loans due were $226 and $17, respectively.

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

     In addition, Lucent also entered into agreements with others to extend credit up to an aggregate of approximately $1,371 in 1998 and $850 in 1997 for possible future sales.

  Guarantees of Debt

     From time to time, Lucent guarantees the financing for product purchases by customers and the debt of certain unconsolidated joint ventures. Requests for providing such guarantees are reviewed and approved by senior management. Certain financial guarantees are backed by amounts held in trust for Lucent or assigned to a third party reinsurer.

13.  COMMITMENTS AND CONTINGENCIES

     In the normal course of business, Lucent is subject to proceedings, lawsuits and other claims, including proceedings under government laws and regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

September 30, 1998 cannot be ascertained. While these matters could affect the operating results of any one quarter when resolved in future periods and while there can be no assurance with respect thereto, management believes that after final disposition, any monetary liability or financial impact to Lucent beyond that provided for at September 30, 1998 would not be material to the annual consolidated financial statements.

     In connection with the Separation and Distribution, Lucent, AT&T and NCR Corporation executed and delivered the Separation and Distribution Agreement, dated as of February 1, 1996, as amended and restated (the "Separation and Distribution Agreement"), and certain related agreements. The Separation and Distribution Agreement, among other things, provides that Lucent will indemnify AT&T and NCR for all liabilities relating to Lucent's business and operations and for all contingent liabilities relating to Lucent's business and operations or otherwise assigned to Lucent. In addition to contingent liabilities relating to the present or former business of Lucent, any contingent liabilities relating to AT&T's discontinued computer operations (other than those of NCR) were assigned to Lucent. The Separation and Distribution Agreement provides for the sharing of contingent liabilities not allocated to one of the parties, in the following proportions: AT&T: 75%, Lucent: 22%, and NCR: 3%. The Separation and Distribution Agreement also provides that each party will share specified portions of contingent liabilities related to the business of any of the other parties that exceed specified levels.

  Environmental Matters

     Lucent's current and historical operations are subject to a wide range of environmental protection laws. In the United States, these laws often require parties to fund remedial action regardless of fault. Lucent has remedial and investigatory activities underway at numerous current and former facilities. In addition, Lucent was named a successor to AT&T as a potentially responsible party ("PRP") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes. Under the Separation and Distribution Agreement, Lucent is responsible for all liabilities primarily resulting from or relating to the operation of Lucent's business as conducted at any time prior to or after the Separation including related businesses discontinued or disposed of prior to the Separation, and Lucent's assets including, without limitation, those associated with these sites. In addition, under such Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities paid out in excess of certain amounts by AT&T and NCR, including environmental liabilities.

     It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Lucent records an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Management expects that the amounts reserved will be paid out over the periods of remediation for the applicable sites which range from 5 to 30 years. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily upon internal or third-party environmental studies, and estimates as to the number, participation level and financial viability of any other PRPs, the extent of the contamination and the nature of required remedial actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for in Lucent's consolidated financial statements for environmental reserves are the gross undiscounted amount of such reserves, without deductions for insurance or third-party indemnity claims. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the financial statements. Although Lucent believes that its reserves are adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in Lucent's reserves or will not have a material adverse effect on Lucent's financial condition, results of operations or cash flows. Any amounts of environmental costs that may be incurred in excess of those provided for at September 30, 1998 cannot be determined.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

  Lease Commitments

     Lucent leases land, buildings and equipment under agreements that expire in various years through 2016. Rental expense under operating leases was $408 and $324 for the years ended September 30, 1998 and 1997, respectively, and $182 for the nine-month period ended September 30, 1996. The table below shows the future minimum lease payments due under noncancelable operating leases at September 30, 1998. Such payments total $876.

                                                    YEAR ENDED SEPTEMBER 30
                                         ---------------------------------------------
                                                                                 LATER
                                         1999    2000    2001    2002    2003    YEARS
                                         ----    ----    ----    ----    ----    -----
Operating leases.......................  $250    $188    $113    $74     $55     $196

14. QUARTERLY INFORMATION (UNAUDITED)

                                                 FISCAL YEAR QUARTERS
                                  ---------------------------------------------------
                                   FIRST          SECOND      THIRD           FOURTH            TOTAL
                                  -------         ------     -------          -------          -------
Year Ended September 30, 1998
Revenues........................  $ 8,724         $6,157     $ 7,228          $ 8,038          $30,147
Gross margin....................    4,205          2,724       3,279            3,783           13,991
Net income (loss)...............      792(a)          23(b)     (233)(c)          388(d)           970(a,b,c,d)
Earnings(loss) per common
  share -- basic................  $  0.62(a)      $ 0.02(b)  $ (0.18)(c)      $  0.30(d)       $  0.74(a,b,c,d)
Earnings (loss) per common
  share -- diluted..............  $  0.61(a)      $ 0.02(b)  $ (0.18)(c)      $  0.29(d)       $  0.73(a,b,c,d)
Dividends per share.............  $ 0.075         $ 0.00     $  0.04          $  0.04          $ 0.155
Stock price: (f)
       High.....................       45 3/32        64 1/8      83 11/16        108 1/2          108 1/2
       Low......................       36 3/16        36 23/32      64             68 3/8           36 3/16
       Quarter-end close........       39 15/16       63 15/16      83 3/16        69 1/4           69 1/4
Year Ended September 30, 1997
Revenues........................  $ 7,938         $5,149     $ 6,340          $ 6,933          $26,360
Gross margin....................    3,642          2,168       2,600            3,052           11,462
Net income (loss)...............      859             66         213             (597)(e)          541(e)
Earnings (loss) per common
  share -- basic................  $  0.67         $ 0.05     $  0.17          $ (0.47)(e)      $  0.42(e)
Earnings (loss) per common
  share -- diluted..............  $  0.67         $ 0.05     $  0.17          $ (0.47)(e)      $  0.42(e)
Dividends per share.............  $0.0375         $0.000     $0.0375          $0.0375          $0.1125
Stock price:(f)
       High.....................       26 9/16        30 5/16      37 3/32         45 3/8           45 3/8
       Low......................       21 1/16        22 3/8      24 15/16         36 3/32          21 1/16
       Quarter-end close........       23 1/8         26 1/4      36 1/32          40 11/16         40 11/16

---------------
(a) As a result of the 1998 acquisition of Livingston, Lucent recorded a non-tax charge of $427 in the first quarter for purchased in-process research and development.

(b) As a result of the 1998 acquisition of Prominet, Lucent recorded a non-tax charge of $157 in the second quarter for purchased in-process research and development.

                   LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

(c) As a result of the 1998 acquisitions of Yurie and Optimay, Lucent recorded a non-tax charge of $668 in the third quarter for purchased in-process research and development.

(d) As a result of the 1998 acquisitions of SDX, MassMedia, LANNET and JNA, Lucent recorded a charge of $164 ($160 after tax) in the fourth quarter for purchased in-process research and development.

(e) As a result of the 1997 acquisition of Octel, Lucent recorded a charge of $979 ($966 after tax) in the fourth quarter for purchased in-process research and development and other charges.

(f) Obtained from the Composite Tape. Stock prices have been restated to reflect the two-for-one split of the Company's common stock effective April 1, 1998.

15. SUBSEQUENT EVENTS

  Quadritek Systems, Inc.

     On October 1, 1998, Lucent acquired Quadritek Systems, Inc. for approximately $50 in cash. Quadritek is a privately held start-up company which develops next-generation Internet Protocol ("IP") network administration software solutions. The acquisition will be accounted for using the purchase method of accounting.

     Included in the purchase price was approximately $21 ($13 after tax) of in-process research and development which will result in a noncash charge to earnings in the quarter ending December 31, 1998. The remaining purchase price will be allocated to tangible assets and intangible assets, including goodwill and existing technology, less liabilities assumed.

  Philips Consumer Communications

     On October 22, 1998, Lucent and Philips announced their intention to end the PCC venture. On October 1, 1997, Lucent contributed its Consumer Products business in exchange for 40% ownership of the PCC venture. It is expected Lucent and Philips will each regain control of their original businesses by November 30, 1998. Lucent plans to close down the wireless handset business it previously contributed to PCC and to sell the remaining businesses. Lucent expects that these activities will be completed during the first calendar quarter of 1999.

  WinStar Communications, Inc.

     On October 22, 1998, Lucent announced that it had entered into a five-year agreement with WinStar Communications, Inc. to provide WinStar with a fixed wireless broadband telecommunications network in major domestic and international markets. In connection with this agreement, Lucent entered into a credit agreement with WinStar to provide up to $2,000 in equipment financing to fund the buildout of this network. The maximum amount of credit that Lucent is obligated to extend to WinStar at any one time is $500.