Form 10-K405, Exhibit 13
period 1999-09-30
LUCENT TECHNOLOGIES INC
filed 1999-12-21
CIK 1006240

                                                                      EXHIBIT 13


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

HIGHLIGHTS

Lucent Technologies Inc. (the "Company") reported net income of $4,766 million, or $1.52 per share (diluted), for the year ended September 30, 1999, compared with year-ago net income of $1,035 million, or $0.34 per share (diluted). In 1999, Lucent changed its method for determining annual net pension and postretirement benefit costs. As a result, included in 1999 net income is a $1,308 million, or $0.42 per share (diluted), cumulative effect of accounting change. See Note 10 to the Consolidated Financial Statements for further detail of the accounting change. Lucent's income before the cumulative effect of the accounting change was $3,458 million for the year ended September 30, 1999.

In 1999, Lucent recorded a $141 million ($93 million after-tax) reversal of business restructuring charges, a $101 million non-tax deductible charge to operating expenses for merger-related costs and a $236 million charge ($169 million after-tax) primarily associated with asset impairments and integration-related charges associated with the Ascend Communications, Inc. and Nexabit Networks, Inc. mergers, a $274 million gain ($167 million after-tax) on the sale of an equity investment in Juniper Networks, and $282 million ($272 million after-tax) purchased in-process research and development expenses related to the acquisitions of Stratus Computer, Inc., Quadritek Systems, Inc., Sybarus Technologies, WaveAccess Ltd. and the Ethernet local area network ("LAN") component business of Enable Semiconductor ("Enable").

In 1998, Lucent recorded a $118 million ($76 million after-tax) reversal of business restructuring charges (including an $18 million pre-tax reversal of merger-related costs by Ascend), a $149 million ($95 million after-tax) gain on the sale of Lucent's Advanced Technology Systems ("ATS") business, and $1,683 million ($1,679 million after-tax) purchased in-process research and development expenses related to the acquisitions of Stratus, JNA Telecommunications Limited, LANNET, MassMedia Communications Inc., SDX Business Systems plc, Yurie Systems, Inc., Optimay GmBH, Prominet Corporation and Livingston Enterprises, Inc.

All per share amounts have been adjusted to reflect the two-for-one stock splits of Lucent common stock that became effective April 1, 1999 and April 1, 1998.

All financial information has been restated to reflect the Ascend and Kenan Systems Corporation mergers.

CONVERGENCE

The communications industry is experiencing rapid changes in the technologies used to service customers' needs. Traditional circuit-based switching and data packet transmission are converging. This convergence of technologies is driven by the growing demands for the transmission of information using data, voice, video and fax, or any combination of these. The demand is driven by the expansion of Internet traffic over existing networks - both wireline and wireless - as well as the buildout of new and improved networks.

Lucent's strategy is to meet its customers' needs by offering an end-to-end solutions platform. This strategy brings together the core products of switching, transmission, software, messaging and optoelectronics (including microelectronic componentry) with the new portfolio offerings obtained through strategic acquisitions as well as the research and development of Bell Laboratories. These new offerings are in the areas of data packet switching, access products, software and services. With these new offerings, Lucent will enhance its spectrum of communications products and services - data, voice, optical, wireless, software, services and support - and is able to offer a full-service package for the next generation of networks.

In June 1999, Lucent merged with Ascend. The Ascend merger enhances Lucent's data switching and remote access products. The February 1999 merger with Kenan refines Lucent's expertise in the field of billing software and customer care. Subsequent to the close of fiscal 1999, Lucent continued to broaden its portfolio by merging with International Network Services ("INS"), a global provider of network consulting and software solutions, and Excel Switching Corporation, a provider of open switching solutions for telecom carriers.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Lucent will continue to review its portfolio of offerings and may use acquisitions to enhance those offerings where it makes good business sense. These acquisitions may occur through the use of cash, the issuance of debt or common stock, or any combination of the three.

ACQUISITIONS AND DISPOSITIONS

As part of Lucent's continued efforts to provide its customers with end-to-end communications solutions, the Company completed the following acquisitions and dispositions during the three years ended September 30, 1999:

August 1999       Acquisition of 61% interest in SpecTran Corporation, a
                  designer and manufacturer of specialty optical fiber and fiber-optic products. Lucent expects to acquire the remaining shares of SpecTran by the end of the first quarter of fiscal year 2000

July 1999         Merger with Nexabit, a developer of high-speed switching
                  equipment and software that directs traffic along telecommunications networks

                  Merger with Mosaix Inc., a provider of software that links companies' front and back offices and helps them deliver more responsive and efficient customer service

June 1999         Merger with Ascend, a developer, manufacturer and seller of wide area networking solutions

March 1999        Acquisition of the Ethernet LAN component business of Enable
                  Semiconductor

February 1999     Merger with Kenan, a developer of third-party billing and
                  customer care software

                  Acquisition of Sybarus, a semiconductor design company

January 1999      Acquisition of the remaining 80% interest in WaveAccess, a developer of high-speed systems for wireless data communications

October 1998      Acquisition of Quadritek, a start-up developer of
                  next-generation Internet protocol ("IP") network administration software solutions

                  Ascend acquisition of Stratus, a manufacturer of fault-tolerant computer systems

September 1998    Acquisition of JNA, an Australian telecom equipment
                  manufacturer, reseller and system integrator

August 1998       Acquisition of LANNET, an Israeli-based supplier of Ethernet and asynchronous transfer mode ("ATM") switching solutions

July 1998         Acquisition of SDX, a United Kingdom-based provider of
                  business communications systems

                  Acquisition of MassMedia, a developer of next-generation network interoperability software

May 1998 Acquisition of Yurie, a provider of ATM access technology and equipment for data, voice and video networking

April 1998        Acquisition of Optimay, a Germany-based developer of software products and services for chip sets to be used for Global
                  System for Mobile Communications cellular phones

January 1998      Acquisition of Prominet, a participant in the emerging Gigabit
                  Ethernet networking industry

December 1997     Acquisition of Livingston, a global provider of equipment
                  used by Internet service providers to connect their subscribers to the Internet

September 1997    Acquisition of Octel Communications Corporation, a provider of voice, fax and electronic messaging technologies

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

June 1997         Ascend merger with Cascade Communications Corp., a developer and manufacturer of wide area network switches

April 1997        Ascend merger with Whitetree, Inc., a developer and
                  manufacturer of high-speed ATM switching products

February 1997     Ascend acquisition of InterCon Systems Corporation, a
                  developer of remote access client software products

January 1997      Ascend acquisition of Sahara Networks, Inc., a developer of scalable high-speed broadband access products

Lucent has also sought to divest itself of non-core businesses:

October 1, 1997   Lucent contributed its Consumer Products business to a new venture formed by Lucent and Philips Electronics N.V.
                  ("Philips") in exchange for 40% ownership of the venture. The venture, Philips Consumer Communications ("PCC"), was formed to create a worldwide provider of personal communications products. On October 22, 1998, Lucent and Philips announced their intention to end the venture in PCC. The venture was terminated in late 1998. In December 1998, Lucent sold certain assets of its wireless handset business to Motorola. Lucent is continuing to look for opportunities to sell the remaining consumer products business.

October 1997      Sale of ATS unit

December 1996     Sale of interconnect products and Custom Manufacturing
                  Services ("CMS") businesses

In addition, subsequent to the 1999 fiscal year-end, Lucent merged with the following:

On October 15, 1999, Lucent merged with INS, a global provider of network consulting and software solutions

On November 3, 1999, Lucent merged with Excel, a provider of open switching solutions for telecom carriers

On November 12, 1999, Lucent merged with Xedia Corporation, a developer of high-performance Internet access routers for wide area networks

LUCENT'S FORMATION

Lucent was formed from the systems and technology units that were formerly part of AT&T Corp., including the research and development capabilities of Bell Laboratories. Prior to February 1, 1996, AT&T conducted Lucent's original business through various divisions and subsidiaries. On February 1, 1996, AT&T began executing its decision to separate Lucent into a stand-alone company by transferring to Lucent the assets and liabilities related to its business. In April 1996, Lucent completed the initial public offering of its common stock ("IPO") and on September 30, 1996, became independent of AT&T when AT&T distributed to its shareowners all of its Lucent shares.

OPERATING SEGMENTS

Lucent operates in the global telecommunications networking industry and has three reportable segments: Service Provider Networks ("SPN"), Enterprise Networks ("Enterprise"), and Microelectronics and Communications Technologies ("MCT"). SPN provides public networking systems and software to telecommunications service providers and public network operators around the world. Enterprise develops, manufactures, markets and services advanced communications products and data networking systems for business customers. MCT designs and manufactures high-performance integrated circuits, power systems and optoelectronic components for applications in the communications and computing industries. In addition, MCT includes network products, new ventures and intellectual property. The results of other smaller units and corporate operations are reported in Other and Corporate.

The three reportable operating segments are strategic market units that offer distinct products and services. These segments were determined based on the customers and the markets that Lucent serves. Each market unit is managed separately as each operation requires different technologies and marketing strategies.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SEGMENT REVENUES-for the year ended September 30, 1997, 1998 and 1999 (Dollars in Billions)

                                           1997        1998        1999
Other                                     $   1.4     $   0.1     $   0.7
Microelectronics and Communications
  Technologies                                4.2         4.6         5.4
Enterprise Networks                           6.3         8.0         8.6
Service Provider Networks                    15.7        19.1        23.6

Lucent's Service Provider Networks segment represents about 62% of the total external sales for 1999. Lucent offers a wide range of products and services that represent a full-service package for the next generation of networks.

PRODUCT AND SERVICE REVENUES-for the year ended September 30, 1999

Core Networking Systems            46%
Business Communications Systems    18%
Wireless Products                  15%
Microelectronics                    7%
NetCare Professional Services       2%
Other                              12%

Lucent's segments include products and services businesses focused on developing and delivering systems and technologies to our customers.

KEY BUSINESS CHALLENGES

Lucent continues to face significant competition and expects that the level of competition on pricing and product offerings will intensify. Lucent expects that new competitors will enter its markets as a result of the trend toward global expansion by U.S. and non-U.S. competitors as well as continued changes in technology and public policy. These competitors may include entrants from the telecommunications, software, data networking, cable television and semiconductor industries. Existing competitors have, and new competitors may have, strong financial capabilities, technological expertise, well-recognized brand names and a global presence. Such competitors may include Alcatel Alsthom, Cisco Systems, Inc., Ericsson, Nortel Networks, and Siemens AG. Lucent's management periodically assesses market conditions and redirects the Company's resources to meet new challenges. Steps Lucent may take include acquiring or investing in new businesses and ventures, partnering with other companies, delivering new technologies, closing and consolidating facilities, disposing of assets, reducing work force levels and withdrawing from markets.

Historically, revenues and earnings were higher in the first fiscal quarter primarily because many of Lucent's large customers delay a disproportionate percentage of their capital expenditures until the fourth quarter of the calendar year (Lucent's first fiscal quarter). Lucent has taken measures to manage the seasonality of its business by changing the date on which its fiscal year ends to September 30 and its compensation programs for employees, resulting in a more uniform distribution of revenues and earnings throughout the year.

The purchasing behavior of Lucent's largest customers has increasingly been characterized by the use of fewer, larger contracts. These contracts typically involve longer negotiating cycles, require the dedication of substantial amounts of working capital and other resources, and in general require costs that may substantially precede the recognition of associated revenues. Moreover, in return for larger, longer-term purchase commitments, customers often demand more stringent acceptance criteria, which can also cause revenue recognition delays. Lucent has increasingly provided or arranged long-term financing for customers as a condition to obtain or bid on infrastructure projects. Certain multiyear contracts involve new technologies that may not have been previously deployed on a large-scale commercial basis. On its multiyear contracts, Lucent may incur significant initial cost overruns and losses that are recognized in the quarter in which they become ascertainable. Further, profit estimates on such contracts are revised periodically over the lives of the contracts, and such revisions can have a significant impact on reported earnings in any one quarter.

Historically, a limited number of customers have provided a substantial portion of Lucent's total revenues. These customers include AT&T, which continues to be a significant customer, and the Regional Bell Operating Companies ("RBOCs"). The communications industry is experiencing a consolidation of both U.S. and non-U.S. companies. The loss of any of these customers, or any

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

substantial reduction in orders by any of these customers, could materially adversely affect the Company's operating results.

Lucent is diversifying its customer base and seeking out new types of customers globally. These new types of customers include competitive access providers and local exchange carriers, wireless service providers, cable television network operators and computer manufacturers.

RESULTS OF OPERATIONS

REVENUES

Total revenues for 1999 increased 20.4% to $38,303 million compared with 1998, due to increases in sales from all reportable operating segments, as well as Other and Corporate. Revenue growth was driven by sales increases globally. For 1999, sales within the United States grew 11.1% compared with 1998. Non-U.S. revenues increased 47.0% compared with 1998. These non-U.S. sales represented 31.8% of total revenues compared with 26.1% in 1998.

REVENUES BY NON-U.S. REGIONS-for the year ended September 30, 1997, 1998 and
1999
(Dollars in Billions)

                                      1997      1998      1999
Canada                                $0.1      $0.5      $0.4
Caribbean/Latin America                0.7       0.9       1.5
Asia/Pacific                           2.8       3.0       3.5
Europe/Middle East/Africa              3.0       3.9       6.8

Lucent continues to expand its business outside of the United States, with growth led by the Europe/Middle East/ Africa region for the past three years.

Total revenues for 1998 increased 15.2% to $31,806 million compared with 1997, due to increases in sales from all reportable operating segments. Revenue growth was driven by sales increases globally. For 1998, U.S. sales grew 12.7% compared with 1997 and non-U.S. sales increased 22.8% compared with 1997. These sales represented 26.1% of total revenues compared with 24.5% in 1997.

The following table presents Lucent's revenues by segment and the approximate percentage of total revenues for the years ended September 30, 1999, 1998, and 1997:

                                                             1999                   1998                     1997
---------------------------------------------------------------------------------------------------------------------------
                                                                    % of                    % of                    % of
---------------------------------------------------------------------------------------------------------------------------
                                                                    Total                   Total                   Total
---------------------------------------------------------------------------------------------------------------------------
Service Provider Networks                            $23,562          62     $19,108          60     $15,675          57
---------------------------------------------------------------------------------------------------------------------------
Enterprise Networks                                    8,559          22       7,954          25       6,257          23
---------------------------------------------------------------------------------------------------------------------------
Microelectronics and Communications Technologies       5,424          14       4,628          15       4,238          15
---------------------------------------------------------------------------------------------------------------------------
Other and Corporate                                      758           2         116           -       1,441           5
---------------------------------------------------------------------------------------------------------------------------
Total Lucent                                         $38,303         100     $31,806         100     $27,611         100
---------------------------------------------------------------------------------------------------------------------------

Revenues in 1999 from the SERVICE PROVIDER NETWORKS segment increased by 23.3%, or $4,454 million compared with 1998, and increased 21.9%, or $3,433 million for 1998 compared with 1997. These increases resulted primarily from higher sales of switching and wireless systems products with associated software, optical networking and data networking systems and communications software. Continued demand for voice, data and wireless services, as well as the need for increased network capacity contributed to the group's revenues.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

U.S. revenues in 1999 from the Service Provider Networks segment increased by 9.0% over 1998, and by 22.3% comparing 1998 with 1997. The 1999 U.S. revenue increase was led by sales to local exchange carriers, wireless service providers and long distance carriers. The 1998 U.S. revenue increase was led by sales to RBOCs, local exchange carriers, wireless service providers and long distance carriers. Non-U.S. revenues for 1999 increased 64.8% compared with 1998 due to revenue growth in the Europe/Middle East/Africa, Caribbean/Latin America and Asia/Pacific regions and represented 34.2% of revenues for 1999 compared with 25.6% in 1998. Non-U.S. revenues for 1998 increased 20.8% compared with 1997 due to growth in all non-U.S. regions, led by the Europe/Middle East/Africa region. Non-U.S. revenues represented 25.8% of revenues in 1997.

Revenues in 1999 from the ENTERPRISE NETWORKS segment increased by 7.6%, or $605 million compared with 1998. This increase was led by sales of DEFINITY enterprise communication servers, including those with call center applications and messaging systems. Revenue gains were partially offset by decreased sales of SYSTIMAX(R) structured cabling systems. Revenues in 1998 increased 27.1%, or $1,697 million compared with 1997. This increase was led by sales of messaging systems, including systems provided by Octel, SYSTIMAX structured cabling and services. Non-U.S. revenues increased by 16.3% in 1999 compared with 1998 and 52.0% in 1998 compared with 1997 due to growth in all non-U.S. regions, led by the Europe/Middle East/Africa region. Non-U.S. revenues represented 20.6% of the revenues for 1999 compared with 19.0% for 1998 and 15.9% for 1997. For 1999, U.S. sales increased 5.6% compared with 1998 and 22.4% for 1998 compared with 1997.

Revenues in 1999 from the MICROELECTRONICS AND COMMUNICATIONS TECHNOLOGIES segment increased 17.2%, or $796 million compared with 1998, due to higher sales of optoelectronic components and integrated circuits for high-speed communications, data networking, wireless, and computing systems. Increased sales of power systems also contributed to the increase. Revenues increased 9.2%, or $390 million for 1998 compared with 1997, due to higher sales of chips for computing and communications, including semiconductor components for broadband and narrowband networks, data networking, wireless telephones and infrastructure, high-end workstations, optoelectronic transmission systems, power systems and the licensing of intellectual property. U.S. sales in 1999 increased 11.8% compared with 1998 and 8.2% in 1998 compared with 1997. Non-U.S. revenues increased 25.0% compared with 1998 driven by sales in the Asia/Pacific and the Europe/Middle East/Africa regions. Non-U.S. revenues increased 10.7% in 1998 compared with 1997 due to growth in all non-U.S. regions, led by the Europe/Middle East/Africa region. Non-U.S. revenues represented 43.6% of sales compared with 40.8% in 1998 and 40.3% in 1997.

Revenues in 1999 from sales of OTHER AND CORPORATE increased $642 million compared with 1998, primarily due to the consolidation of the businesses regained from the PCC venture. On October 22, 1998, Lucent and Philips announced they would end their PCC venture. The venture was terminated in late 1998. The results of operations and net assets of the remaining businesses Lucent previously contributed to PCC had been consolidated as of October 1, 1998. The revenues are included in Other and Corporate. In December 1998, Lucent sold certain assets of the wireless handset portion of the remaining businesses to Motorola, Inc. Lucent is continuing to look for opportunities to sell the remaining consumer products businesses. Revenues for 1998 decreased 92.0%, or $1,325 million, compared with 1997. The reduction in revenues was primarily due to Lucent's contribution of its Consumer Products business in exchange for 40% ownership of PCC in October 1997. In addition, the sale of Lucent's ATS and CMS businesses contributed to the decrease in Other and Corporate.

(R) Registered trademark of Lucent

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

COSTS AND GROSS MARGIN

                           1999         1998         1997
                          -------      -------      -------
                               (Dollars in Millions)
Costs                     $19,688      $16,715      $15,318
Gross margin              $18,615      $15,091      $12,293
Gross margin %               48.6%        47.4%        44.5%

Total costs in 1999 increased $2,973 million, or 17.8%, compared with 1998, and $1,397 million, or 9.1%, in 1998 compared with 1997 due to the increase in sales volume. Gross margin percentage increased 1.2 percentage points from 1998. The increase in gross margin percentage for the year was due to a more favorable mix of products. Gross margin percentage increased 2.9 percentage points in 1998 from 1997 due to an overall favorable mix of higher margin products and services sales.

OPERATING EXPENSES - SG&A

                                                         1999          1998          1997
                                                       --------      --------      --------
                                                                (Dollars in Millions)
Selling, general and administrative ("SG&A")           $  8,417      $  6,867      $  6,254
As a percentage of revenues                                22.0%         21.6%         22.7%
As a percentage of revenues excluding amortization
 of goodwill and existing technology                       20.9%         21.1%         22.5%

SG&A expenses increased $1,550 million, or 22.6%, and increased 0.4 percentage points as a percentage of revenues comparing 1999 with 1998 and increased $613 million, or 9.8%, and decreased 1.1 percentage points as a percentage of revenues comparing 1998 with 1997. The dollar increases are attributable to higher sales volume, investment in growth initiatives, and increased amortization of goodwill and existing technology. In addition, the 1998 increase reflects the implementation of SAP, an integrated software platform.

Amortization expense associated with goodwill and existing technology was $394 million, $149 million and $32 million for the years ended September 30, 1999, 1998, and 1997, respectively. The 1999 increase largely relates to the write-off of Livingston goodwill and existing technology. For further detail see IN-PROCESS RESEARCH AND DEVELOPMENT below. The 1998 increase relates to increased business acquisition activity in 1998.

In addition, 1999 includes a $118 million reversal of 1995 business restructuring charges compared with $66 million in 1998 and $174 million in 1997. The 1998 period also includes an $18 million reversal of merger-related costs associated with the acquisition of Cascade.

OPERATING EXPENSES - R&D

                                       1999        1998        1997
                                      ------      ------      ------
                                          (Dollars in Millions)
Research and development ("R&D")      $4,510      $3,903      $3,185
As a percentage of revenues             11.8%       12.3%       11.5%

Purchased in-process research and
  development                         $  282      $1,683      $1,255

R&D expenses in 1999 increased $607 million, or 15.6%, and decreased 0.5 percentage points as a percentage of revenues compared with 1998, and increased $718 million, or 22.5%, and increased 0.8 percentage points in 1998 as a percentage of revenues compared with 1997. The dollar increases were primarily due to increased expenditures in support of wireless, data networking, optical networking, switching and microelectronic products. The 1998 increase also reflected increased expenditures in support of software development and sales. The 1999 decrease in R&D as a percentage of revenues includes more custom contract work that is recorded in Costs as opposed to R&D.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Purchased in-process research and development expenses for 1999 reflect charges associated with the acquisitions of Stratus, Quadritek, Sybarus, WaveAccess and Enable, compared with 1998 expenses associated with the acquisitions of Stratus, JNA, LANNET, MassMedia, SDX, Optimay, Yurie, Prominet and Livingston and with 1997 expenses associated with the acquisitions of Octel, InterCon, Sahara and Agile Networks, Inc.

In 1999, $24 million of in-process research and development charges related to the acquisition of Stratus by Ascend were reversed. Since the proceeds received by Ascend in the divestiture of the non-telecommunications business units of Stratus exceeded the carrying value of the assets held for sale, a portion of the original charge for purchased in-process research and development was reversed, reducing the amount of the purchase price allocated to non-current assets on a pro-rata basis. The Stratus acquisition is reported in the 1999 and 1998 fiscal years as a result of the merger with Ascend, which had a different year-end than Lucent.

OTHER INCOME-NET, INTEREST EXPENSE AND PROVISION FOR INCOME TAXES

                                1999        1998        1997
                               ------      ------      ------
                                   (Dollars in Millions)
Other income-net               $  443      $  128      $   97
Interest expense               $  406      $  254      $  238
Provision for income taxes     $1,985      $1,477      $1,009
Effective income tax rate        36.5%       58.8%       69.2%
Adjusted income tax rate *       33.9%       35.3%       36.8%

* excludes non-tax deductible purchased in-process research and development expenses and merger-related costs

Other income - net in 1999 increased $315 million compared with 1998. This increase was primarily due to the $274 million gain on the sale of an equity investment in Juniper Networks and lower net equity losses in 1999, partially offset by the $149 million gain on the sale of the Company's ATS business in 1998. For 1998, the increase was $31 million compared with 1997. This increase was primarily due to gains recorded on the sale of certain business operations, including the gain on ATS. The 1998 gain was partially offset by higher net losses associated with Lucent's equity investments, primarily from the PCC investment. Also included in Other income - net for 1998 is a charge of $110 million related to a write-down associated with Lucent's investment in the PCC venture. This charge was offset by one-time gains of $103 million primarily related to the sale of an investment and the sale of certain business operations including Bell Labs Design Automation Group.

Interest expense for 1999 increased $152 million compared with 1998 and $16 million for 1998 compared with 1997. The increases in interest expense are due to higher debt levels in each comparable period.

The effective income tax rates for 1998 and 1997 exceed the U.S. federal statutory income tax rates primarily due to the write-offs of purchased in-process research and development costs and merger-related expenses that are not deductible for tax purposes. Excluding the impact of non-tax deductible purchased in-process research and development expenses and certain merger-related costs, the effective income tax rate decreased 1.4 percentage points in 1999 compared with 1998. This decrease was primarily due to a reduced state effective tax rate and the tax impact of foreign activity. Excluding the impact of the purchased in-process research and development expenses associated with acquisitions, the effective income tax rate decreased 1.5 percentage points in 1998 compared with 1997. This decrease was primarily due to a reduced state effective tax rate and increased research tax credits.

The 1998 and 1997 effective income tax rates do not include a federal income tax provision for Kenan since Kenan was an S-Corporation during those years.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CASH FLOWS

                                    1999         1998         1997
                                  -------      -------      -------
                                        (Dollars in Millions)
Net cash (used in) provided by:
  Operating activities            $ ( 276)     $ 1,860      $ 2,129
  Investing activities            $(1,787)     $(3,100)     $(3,371)
  Financing activities            $ 2,685      $   849      $   297


Cash from operating activities decreased $2,136 million in 1999 compared with 1998. This decrease was primarily due to increases in receivables and inventories as well as a decrease in payroll and benefit-related liabilities. Cash payments of $77 million were charged against the 1995 business restructuring reserves in 1999, compared with $176 million in 1998. As of September 30, 1999, $18 million of reserves remained, and substantially all of the 23,000 positions that Lucent announced it would eliminate in connection with the 1995 restructuring charges have been eliminated.

Cash provided by operating activities decreased $269 million in 1998 compared with 1997. This decrease in cash was largely due to the increase in receivables, partially offset by the increase in payroll and benefit-related liabilities. Cash payments of $176 million were charged against the December 1995 business restructuring reserves in 1998 compared with $483 million in 1997.

The restructuring reserves were established in December 1995 after AT&T decided to spinoff Lucent, but before the formal transfer of assets and personnel. The restructuring plans included the exit of certain businesses as well as consolidating and re-engineering numerous corporate and business unit operations. The reserves were in support of Lucent's intention to focus on the technologies and markets it viewed as critical to its long-term success as a stand-alone entity.

Many of the 1995 restructuring projects were significant and complex initiatives, some of which could not be completed until new enterprisewide information technology systems, centralized back office support hubs and provisioning centers were in place. At the time the restructuring plans were adopted, the estimated time lines and project plans indicated that substantially all projects would be complete within two years. Some of the restructuring projects have taken longer than anticipated to complete due to their complicated nature and size, and the complicated nature and size of other projects that needed to be completed first. All projects have been substantially completed as of September 30, 1999.

Cash used in investing activities decreased $1,313 million in 1999 compared with 1998, primarily due to increased sales of investment securities and a reduction in cash used for acquisitions, partially offset by increased capital expenditures.

Cash used in investing activities decreased $271 million in 1998 compared with 1997, primarily due to a decrease in cash used for acquisitions as well as an increase in proceeds from sales of investment securities, partially offset by an increase in cash used to purchase investment securities. In 1998, cash was used in the acquisitions of Yurie, Optimay, SDX, LANNET and JNA. The acquisitions of Livingston, Stratus and Prominet in 1998 were completed through the issuance of stock and options and did not require the use of cash. The use of cash in 1998 was partially offset by proceeds from the sale of ATS and $269 million of cash acquired as part of the acquisition of Stratus. In 1997, Lucent acquired Octel, InterCon, Sahara and Agile and disposed of its interconnect products and CMS businesses. The 1997 acquisition of Sahara was completed through the issuance of stock and options and did not require the use of cash.

Capital expenditures were $2,215 million, $1,791 million and $1,744 million for 1999, 1998, and 1997, respectively. Capital expenditures relate to expenditures for equipment and facilities used in manufacturing and research and development, including expansion of manufacturing capacity, and expenditures for cost reduction efforts and non-U.S. growth.

Cash provided by financing activities increased $1,836 million in 1999 compared with 1998. This increase was primarily due to increased issuances of long-term debt. Cash provided by financing activities increased $552 million in 1998 compared with 1997. The increase was due to increased issuances of long-term debt and common stock when compared with the prior year.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FINANCIAL CONDITION

                                               1999         1998
                                             -------      -------
                                             (Dollars in Millions)
Total assets                                 $38,775      $29,363
Total liabilities                            $25,191      $21,654
Working capital                              $10,153      $ 4,899
Debt to total capital (debt plus equity)        34.1%        37.6%
Inventory turnover ratio                         4.5x         5.6x
Average days outstanding - receivables          85 days      71 days

Total assets as of September 30, 1999, increased $9,412 million, or 32.1%, from September 30, 1998. This increase was largely due to increases in cash and cash equivalents, receivables, prepaid pension costs, inventories and other current assets of $662 million, $3,033 million, $2,421 million, $1,769 million and $1,031 respectively. Cash increased primarily due to the securitization of certain customer receivables. The increase in receivables reflects higher sales volume and a higher percentage of sales from outside the United States. Prepaid pension costs increased due to the change in accounting for pensions. The increase in inventories resulted from the need to meet current and anticipated sales commitments to customers. The increase in other current assets is largely due to increases in notes receivable and prepaid expenses.

Total liabilities increased $3,537 million, or 16.3%, from September 30, 1998. This increase was due primarily to higher short- and long-term debt levels, including debt recorded in connection with the sale of certain customer receivables with recourse.

Working capital, defined as current assets less current liabilities, increased $5,254 million from September 30, 1998, primarily resulting from the increase in receivables and inventories, partially offset by higher short-term debt and accounts payable.

Debt to total capital decreased 350 basis points due to the increase in shareowners' equity, partially offset by the increase in total debt.

For the year ended September 30, 1999, Lucent's inventory turnover ratio decreased 1.1 times compared with the year ended September 30, 1998. The decrease includes the build-up of inventory to meet current and anticipated sales to customers. Inventory turnover ratio is calculated by dividing cost of sales for the three months ended September 30 by the fourth quarter average ending inventory balance, using a two-point average.

Average days outstanding - receivables were up 14 days in 1999 compared with 1998 reflecting the growth in Lucent's sales outside the United States, which typically carry longer payment terms. Average days outstanding is calculated by dividing the fourth quarter average ending receivables balance, using a two-point average, by total revenues for the three months ended September 30.

The fair value of Lucent's pension plan assets is greater than the projected pension obligations. Lucent records pension income when the expected return on plan assets plus amortization of the transition asset is greater than the interest cost on the projected benefit obligation plus service cost for the year. Consequently, Lucent continued to have a net pension credit that added to prepaid pension costs in 1999 and which is expected to continue in the near term.

LIQUIDITY AND CAPITAL RESOURCES

Lucent expects that, from time to time, outstanding commercial paper balances may be replaced with short- or long-term borrowings as market conditions permit. At September 30, 1999, Lucent maintained approximately $4.7 billion in credit facilities, of which a portion is used to support Lucent's commercial paper program. At September 30, 1999, approximately $4.4 billion was unused.

Future financings will be arranged to meet Lucent's requirements with the timing, amount and form of issue depending on the prevailing market and general economic conditions. Lucent anticipates that borrowings under its bank credit facilities, the issuance of additional commercial paper, cash generated from operations, short- and long-term debt financings and receivable securitizations will be adequate to satisfy its future cash requirements, although there can be no assurance that this will be the case.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Network operators worldwide are requiring their suppliers to arrange or provide long-term financing for them as a condition of obtaining or bidding on infrastructure projects. These projects may require financing in amounts ranging from modest sums to more than a billion dollars. Lucent has increasingly provided or arranged long-term financing for customers. As market conditions permit, Lucent's intention is to lay off these long-term financing arrangements, which may include both commitments and drawn-down borrowings, to financial institutions and other investors. This enables Lucent to reduce the amount of its commitments and free up additional financing capacity.

As of September 30, 1999, Lucent had made commitments or entered into agreements to extend credit to certain network operators, including personal communications service and wireless operators, for an aggregate of approximately $7.1 billion. As of September 30, 1999, approximately $1.6 billion had been advanced and was outstanding under these agreements.

In September 1999, a subsidiary of Lucent sold approximately $625 million of accounts receivable to a non-consolidated qualified special purpose entity ("QSPE") which, in turn, sold an undivided ownership interest in these receivables to entities managed by an unaffiliated financial institution. Additionally, Lucent transferred a designated pool of qualified accounts receivable of approximately $700 million to the QSPE as collateral for the initial sale. Lucent's retained interest in the QSPE's designated pool of qualified accounts receivable has been included in Receivables. Lucent will continue to service, administer and collect the receivables on behalf of the purchaser. The impact of the above transaction reduced Receivables and increased cash flows from operating activities in the Consolidated Statements of Cash Flows by $600 million.

As part of the revenue recognition process, Lucent assesses the collectibility of its receivables relating to contracts with customers for which Lucent provides financing.

In addition to the above arrangements, Lucent will continue to provide or commit to financing where appropriate for its business. The ability of Lucent to arrange or provide financing for its customers will depend on a number of factors, including Lucent's capital structure and level of available credit, and its continued ability to lay off commitments and drawn-down borrowings on acceptable terms. Lucent believes that it will be able to access the capital markets on terms and in amounts that will be satisfactory to Lucent and that it will be able to obtain bid and performance bonds, to arrange or provide customer financing as necessary, and to engage in hedging transactions on commercially acceptable terms, although there can be no assurance that this will be the case.

IN-PROCESS RESEARCH AND DEVELOPMENT

In connection with the acquisitions of Octel, Livingston and Yurie, Lucent allocated a significant portion of the purchase price to purchased in-process research and development. In addition, in connection with the purchase of Stratus, Lucent allocated $267 million to purchased in-process research and development. As part of the process of analyzing each of these acquisitions, Lucent made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. Lucent based this decision on factors such as the amount of time it would take to bring the technology to market. Lucent also considered Bell Labs' resource allocation and its progress on comparable technology, if any. Lucent management expects to use the same decision process in the future.

Lucent estimated the fair value of in-process research and development for each of the above acquisitions using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk-adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of Lucent's weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technology advances that were known at the time, and the stage of completion of each technology. Lucent believes that the estimated in-process research and development amounts so determined represent fair value and do not exceed the amount a third party would pay for the projects.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Where appropriate, Lucent deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an in-process research and development project. At the date of acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition. If the projects are not successful or completed in a timely manner, management's product pricing and growth rates may not be achieved and Lucent may not realize the financial benefits expected from the projects.

Set forth below are descriptions of certain acquired in-process research and development projects, including their status at the end of fiscal 1999.

Octel

On September 29, 1997, Lucent completed the purchase of Octel for $1,819 million. Octel was a public company involved in the development of voice, fax and electronic messaging technologies. The allocation of $945 million to in-process research and development represented its estimated fair value using the methodology described above. The $945 million was allocated to the following projects: Unified Messenger ($245 million), Phoenix/Intelligent Messaging Architecture ("IMA") ($540 million), Octel Network Services ("ONS") Projects ($111 million) and three other projects ($49 million in total).

Unified Messenger - Revenues attributable to Unified Messenger were estimated to be $5 million in 1998 and $46 million in 1999. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life (2008) as new product technologies were expected to be introduced by Lucent. Revenue growth was expected to decrease from 179% in 2000 to 20% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the initial release of the project were expected to be $3 million.

Phoenix/IMA - Revenues attributable to Phoenix/IMA were estimated to be $94 million in 1998 and $508 million in 1999. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life (2010) as new product technologies were expected to be introduced by Lucent. Revenue growth was expected to decrease from 59% in 2000 to 10% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the Phoenix/IMA project were expected to be $49 million.

ONS Projects - Revenues attributable to the ONS Projects were estimated to be $18 million in 1998 and $93 million in 1999. Revenue was expected to peak in 2003 and decline thereafter through the end of the product's life (2006) as new product technologies were expected to be introduced by Lucent. Revenue growth was expected to decrease from 52% in 2000 to 10% in 2003, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the ONS projects were expected to be less than $1 million.

An average risk-adjusted discount rate of 20% was utilized to discount projected cash flows.

There have not been any significant departures from the planned efforts for Unified Messenger. The Phoenix and ONS efforts have been completed. The IMA research and development effort has been delayed twice as a result of the inclusion of new capability specifications, first, in January 1998 to include unified messaging capabilities and, second, in September 1998 to include significant new hardware platform capabilities and incorporate Internet software capabilities. This enhanced version reached technological feasibility, a beta stage, in August 1999, and is scheduled for shipment in December 1999. Since intermediate milestones for IMA have been met on schedule and Phoenix will continue to earn revenues through completion of IMA development, the completion and exploitation of this project and current market conditions make it reasonable that estimated revenue and cash flow levels will be achieved, although on a delayed basis. The IMA version enhancements and the rescheduled market introduction are not expected to impact the originally forecasted market penetration rates.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Livingston

On December 15, 1997, Lucent completed the purchase of Livingston for $610 million. Livingston was involved in the development of equipment used by Internet service providers to connect subscribers to the Internet. The allocation to in-process research and development of $427 million represented its estimated fair value using the methodology described above. Approximately $421 million was allocated to the PortMaster4, a remote access concentrator targeted at large independent telecommunication companies, cable television companies, and Internet service providers, and the remaining $6 million was allocated to another project.

Revenues attributable to the PortMaster4 were estimated to be $48 million in 1998 and $261 million in 1999. Revenue was expected to peak in 2002 and decline thereafter through the end of the product's life (2007) as new product technologies were expected to be introduced by Lucent. Revenue growth was expected to decrease from 69% in 2000 to 11% in 2002, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the PortMaster4 were expected to be $5 million.

A risk adjusted discount rate of 20% was utilized to discount projected cash flows.

Livingston's Portmaster4 was commercially released in July 1998 and started generating revenues immediately after commercial launch. As a result of the merger between Lucent and Ascend, the decision was made to discontinue future development and sales of the PortMaster4 platform in order to maximize research and development efficiency by concentrating on the MAX TNT platform. Instead of having two platforms to address the full spectrum of access switching products, Lucent will be able to have one platform that can address a broad spectrum of applications while minimizing duplicative research and development.

Yurie

On May 29, 1998, Lucent completed the purchase of Yurie for $1,056 million. Yurie was involved in the development of ATM access solutions. The allocation to in-process research and development of $620 million represented its estimated fair value using the methodology described above. The $620 million was allocated to the following projects: (i) LDR 50/200/250 ($609 million) and (ii) LDR 4 ($11 million).

Revenues attributable to the LDR 50/200/250 were estimated to be $132 million in 1999. Revenue was expected to peak in 2000 and decline thereafter through the end of the product's life (2009) as new product technologies were expected to be introduced by Lucent. Revenue growth was expected to decrease from 84% in 2000 to 9% in 2007, and be negative for the remainder of the projection period. Costs to complete the research and development efforts related to the LDR 50/200/250 were expected to be $29 million at the acquisition date.

A risk-adjusted discount rate of 20% was utilized to discount projected cash flows.

The LDR 50, LDR 200 and LDR 250 were all completed on time or have met all of their scheduled milestones. Some of the product releases have been renamed.

Stratus

On October 20, 1998, Ascend completed the purchase of Stratus for $917 million. Stratus was a manufacturer of fault-tolerant computer systems. The allocation to in-process research and development of $267 million represented its estimated fair value using the methodology described above. The primary projects that made up the in-process research and development were as follows: HP-UX, Continuum 1248, Continuum 448, M708, SPHINX, HARMONY, LNP, CORE IN, Personal Number Portability (PN), Signaling System 7 (SS7) Gateway and Internet Gateway.

Revenues attributable to the projects were estimated to be $84 million in 1999 and $345 million in 2000. Revenue was expected to peak in 2002 and decline thereafter through the end of the product's life (2009) as new product technologies were expected to be introduced by Lucent. Revenue growth was expected to decrease from 310% in 2000 to 6% in 2002, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the projects were expected to be $48 million.

A risk-adjusted discount rate of 35% was utilized to discount projected cash flows.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisition, except as noted below. During fiscal 1999 the product development relating to the HARMONY, SPHINX, and Continuum 448 projects were discontinued due to management's reprioritization of product direction. In addition, it was decided that the development relating to the Continuum 1248 will cease by the quarter ending December 31, 1999. Consequently, Lucent will not realize the forecasted revenues from these projects.

RISK MANAGEMENT

Lucent is exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact its results of operations and financial condition. Lucent manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Lucent uses derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage Lucent's exposure to nonperformance on such instruments.

Lucent uses foreign currency exchange contracts, and to a lesser extent foreign currency options, to reduce significant exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products to non-U.S. customers and purchases from non-U.S. suppliers will be adversely affected by changes in exchange rates. Foreign currency exchange contracts are designated for recorded, firmly committed or anticipated purchases and sales. The use of these derivative financial instruments allows Lucent to reduce its overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of September 30, 1999, Lucent's primary net foreign currency market exposures included Canadian dollars and Brazilian reals. As of September 30, 1998, Lucent's primary net foreign currency market exposures included German marks and British pounds. In 1999, Lucent revised its hedging policy regarding anticipated purchase and sales transaction exposures. Prior to the revision, the Company hedged 100% of all recorded, firmly committed and anticipated transactions with amounts over $1 million. Beginning on August 31, 1999, Lucent's policy is to hedge 50% of the first six months of a 12-month anticipated exposure forecast, with the hedging of the remainder of the forecast to be evaluated on an ongoing basis. This applies to all transactions with value equal to the lesser of $5 million or 10% of the relevant subsidiary's 12-month trailing net revenues. These revisions provide greater risk management flexibility in cases where hedging costs may be excessive relative to the actual risk and when there is greater cash flow uncertainty. Management does not expect that this revised policy will have any material impact on the results of operations or financial condition of the Company. In addition, management does not foresee or expect any significant changes in foreign currency exposure in the near future.

The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of September 30, 1999 and 1998, a 10% appreciation in foreign currency exchange rates from the prevailing market rates would increase the related net unrealized gain by approximately $41 million and $11 million, respectively. Conversely, a 10% depreciation in these currencies from the prevailing market rates would decrease the related net unrealized gain by approximately $55 million and $18 million, as of September 30, 1999 and 1998, respectively. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

While Lucent hedges certain foreign currency transactions, the decline in value of non-U.S. dollar currencies, may, if not reversed, adversely affect Lucent's ability to contract for product sales in U.S. dollars because Lucent's products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The fair value of Lucent's fixed rate long-term debt is sensitive to changes in interest rates. Interest rate changes would result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. Based on a hypothetical immediate 150 basis point increase in interest rates at September 30, 1999 and 1998, the market value of Lucent's fixed rate long-term debt would be impacted by a net decrease of approximately $360 million and $209 million, respectively. Conversely, a 150 basis point decrease in interest rates would result in a net increase in the market value of Lucent's fixed rate long-term debt outstanding at September 30, 1999 and 1998 of approximately $456 million and $247 million, respectively.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this report contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which Lucent operates, management's beliefs and assumptions made by management. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Future Factors include increasing price and products and services competition by non-U.S. and U.S. competitors, including new entrants; rapid technological developments and changes and the Company's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the mix of products and services; the achievement of lower costs and expenses; customer demand for the Company's products and services; the ability to successfully integrate the operations and business of acquired companies; readiness for Year 2000; the impact of Year 2000 on customer spending habits; U.S. and non-U.S. governmental and public policy changes that may affect the level of new investments and purchases made by customers; changes in environmental and other U.S. and non-U.S. governmental regulations; protection and validity of patent and other intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in the increasing use of large, multiyear contracts; the cyclical nature of the Company's business; the outcome of pending and future litigation and governmental proceedings and continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support the Company's future business. These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general U.S. and non-U.S. economic conditions, including interest rate and currency exchange rate fluctuations and other Future Factors.

Competition

See discussion above under KEY BUSINESS CHALLENGES.

Dependence on New Product Development
The markets for the Company's principal products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating communications systems for network operators and business customers. The Company's operating results will depend to a significant extent on its ability to continue to introduce new systems, products, software and services successfully on a timely basis and to reduce costs of existing systems, products, software and services. The success of these and other new offerings is dependent on several factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the Company's competitors and market acceptance. In addition, new technological innovations generally require a substantial investment before any assurance is available as to their commercial viability, including, in some cases, certification by non-U.S. and U.S. standard-setting bodies.

Reliance on Major Customers
See discussion above under KEY BUSINESS CHALLENGES.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Readiness for Year 2000
Lucent is in the final phase of a major effort to minimize the impact of the Year 2000 date change on Lucent's products, information technology systems, facilities and production infrastructure.

The Year 2000 challenge is a priority within Lucent at every level of the Company. Primary Year 2000 preparedness responsibility rests with program offices which have been established within each of Lucent's product groups and corporate centers. A corporatewide Lucent Year 2000 Program Office ("LYPO") monitors and reports on the progress of these offices. Each program office has a core of full-time individuals augmented by a much larger group who have been assigned specific Year 2000 responsibilities in addition to their regular assignments. Further, Lucent has engaged third parties to assist in its readiness efforts in certain cases. LYPO has established a methodology to measure, track and report Year 2000 readiness status consisting of five steps: inventory; assessment; remediation; testing; and deployment. In addition, LYPO tracks and reports on the development and deployment of Year 2000 contingency plans.

Lucent has completed programs to make its commercially available products Year 2000 ready and has developed evolution strategies for customers who own non-Year 2000 ready Lucent products. All of the upgrades and products needed to support customer migration are generally available.

Lucent is completing its extensive efforts to alert customers who have non-Year 2000 ready products, including direct mailings, phone contacts and participation in user and industry groups. Lucent also has a Year 2000 Web site www.lucent.com/y2k, which provides Year 2000 product information. Lucent continues to cooperate in the Year 2000 information sharing efforts of the Federal Communications Commission and other governmental bodies.

Lucent believes it has sufficient resources to provide timely support to its customers who require product migrations or upgrades. However, because this effort is heavily dependent on customer cooperation, Lucent monitors customer response and takes steps to encourage customer responsiveness, as necessary.

With very few exceptions, Lucent has completed the five steps of its Year 2000 readiness program with respect to its factories, information systems and facilities. LYPO has developed a formal "exceptions" tracking process to approve and track a small number of cases in which factors such as third-party dependencies prevented project completion by Lucent's internal readiness target date of June 30, 1999. Virtually all of the exceptions identified have since been closed. In addition, Lucent has implemented various change management mechanisms to allow the Company to maintain Year 2000 readiness even as systems are modified or replaced to address non-Year 2000 business needs.

To ensure the continued delivery of third-party products and services, Lucent's procurement organization has analyzed Lucent's supplier base and has sent surveys to approximately 5,000 suppliers. To supplement this effort, Lucent has conducted more detailed readiness reviews of the Year 2000 status of the suppliers ranked as most critical based on the nature of their relationship with Lucent, the product/service provided and/or the content of their survey responses. Over 90% of Lucent's critical suppliers have reported completion of their Year 2000 readiness efforts. However, Lucent continues to monitor the Year 2000 status of all of its critical suppliers to minimize its Year 2000 supply chain risk and is developing appropriate contingency responses as the risks become clearer.

Lucent has committed considerable resources to Year 2000 contingency planning throughout the enterprise. These plans focus on risks posed by the Year 2000 date change, as well as other sensitive dates such as February 29, 2000. Lucent's plans are designed to mitigate the impact of Year 2000 failures, as well as providing emergency response mechanisms and supporting the prompt resumption of regular operations. Lucent is currently in the process of completing the preparations necessary to support the implementation of its contingency plans. In addition, the plans are updated as new information is obtained, the risks posed by external dependencies become clearer and customer support needs become more focused.

A network of corporate center and business group communications centers, staffed on a continuous basis during the period before and after the Year 2000 date transition, will support Lucent's contingency planning efforts. These communications centers will facilitate the handling of Year 2000 issues that may arise. An initial test of the Lucent communications center network was conducted in connection with the September 9, 1999, date change. The September 9, 1999, date change passed with no reported impacts on Lucent's business.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The risk to Lucent resulting from the failure of third parties in the public and private sectors to attain Year 2000 readiness is the same as other firms in Lucent's industry and other business enterprises generally. The following are representative of the types of risks that could result in the event of one or more major failures of Lucent's information systems, factories or facilities to be Year 2000 ready, or similar major failures by one or more major third-party suppliers to Lucent: (1) information systems--could include interruptions or disruptions of business and transaction processing such as customer billing, payroll, accounts payable and other operating and information processes, until systems can be remedied or replaced; (2) factories and facilities--could include interruptions or disruptions of manufacturing processes and facilities with delays in delivery of products, until non-compliant conditions or components can be remedied or replaced; and (3) major suppliers to Lucent--could include interruptions or disruptions of the supply of raw materials, supplies and Year 2000 ready components, that could cause interruptions or disruptions of manufacturing and delays in delivery of products, until the third-party supplier remedied the problem or contingency measures were implemented. Risks of major failures of Lucent's principal products could include adverse functional impacts experienced by customers, the costs and resources for Lucent to remedy problems or replace products where Lucent is obligated or undertakes to take such action, and delays in delivery of new products.

Lucent believes it is taking the necessary steps to resolve Year 2000 issues; however, given the possible consequences of failure to resolve significant Year 2000 issues, there can be no assurance that any one or more such failures would not have a material adverse effect on Lucent. Lucent estimates that the costs of efforts to prepare for Year 2000 from calendar year 1997 through 2000 is about $560 million, of which an estimated $515 million has been spent as of September 30, 1999. Lucent has been able to reprioritize work projects to largely address Year 2000 readiness needs within its existing organizations. As a result, most of these costs represent costs that would have been incurred in any event. These amounts cover costs of the Year 2000 readiness work for inventory, assessment, remediation, testing, deployment and contingency planning, including fees and charges of contractors for outsourced work and consultant fees. Costs for previously contemplated updates and replacements of Lucent's internal systems and information systems infrastructure have been excluded without attempting to establish whether the timing of non-Year 2000 replacement or upgrading was accelerated.

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

European Monetary Union - Euro
On January 1, 1999, 11 member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common legal currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999, and January 1, 2002. During the transition period, cash-less payments can be made in the Euro, and parties can elect to pay for goods and services and transact business using either the Euro or a legacy currency. Between January 1, 2002, and July 1, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies so that they will no longer be available.

Lucent has in place a joint European-United States team representing affected functions within the Company. This team is evaluating Euro related issues affecting the Company that include its pricing/marketing strategy, conversion of information technology systems, existing contracts and currency risk and risk management in the participating countries. The Euro conversion may affect cross-border competition by creating cross-border price transparency.

Lucent will continue to evaluate issues involving introduction of the Euro as further accounting, tax and governmental legal and regulatory guidance is available. Based on current information and Lucent's current assessment, Lucent does not expect that the Euro conversion will have a material adverse effect on its business or financial condition.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Employee Relations
On September 30, 1999, Lucent employed approximately 153,000 persons, including 76.5% located in the United States. Of these domestic employees, approximately 40% are represented by unions, primarily the Communications Workers of America ("CWA") and the International Brotherhood of Electrical Workers ("IBEW"). Lucent entered into new five-year agreements with the CWA and IBEW expiring May 31, 2003.

Multiyear Contracts
Lucent has significant contracts for the sale of infrastructure systems to network operators that extend over multiyear periods, and expects to enter into similar contracts in the future, with uncertainties affecting recognition of revenues, stringent acceptance criteria, implementation of new technologies and possible significant initial cost overruns and losses. See also discussion above under LIQUIDITY AND CAPITAL RESOURCES and KEY BUSINESS CHALLENGES.

Seasonality
See discussion above under KEY BUSINESS CHALLENGES.

Future Capital Requirements
See discussion above under LIQUIDITY AND CAPITAL RESOURCES.

Non-U.S. Growth, Foreign Exchange and Interest Rates
Lucent intends to continue to pursue growth opportunities in non-U.S. markets. In many non-U.S. markets, long-standing relationships between potential customers of Lucent and their local providers, and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such non-U.S. growth opportunities may require significant investments for an extended period before returns on such investments, if any, are realized. Such projects and investments could be adversely affected by reversals or delays in the opening of non-U.S. markets to new competitors, exchange controls, currency fluctuations, investment policies, repatriation of cash, nationalization, social and political risks, taxation, and other factors, depending on the country in which such opportunity arises. Difficulties in non-U.S. financial markets and economies, and of non-U.S. financial institutions, could adversely affect demand from customers in the affected countries.

See discussion above under RISK MANAGEMENT with respect to foreign exchange and interest rates. A significant change in the value of the U.S. dollar against the currency of one or more countries where Lucent sells products to local customers or makes purchases from local suppliers may materially adversely affect Lucent's results. Lucent attempts to mitigate any such effects through the use of foreign currency contracts, although there can be no assurances that such attempts will be successful.

Legal Proceedings and Environmental Matters
See discussion in Note 14 to the Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

            Five-Year Summary of Selected Financial Data (Unaudited)

                    Lucent Technologies Inc. and Subsidiaries
                 (Dollars in millions, except per share amounts)

                                                                                                                     Year Ended
                                                       Year Ended                               Nine Months           December
                                                      September 30,                                Ended                 31,
                                                     (Twelve Months)                           September 30,          (Twelve
                                                                                                                       Months)
                                      ----------------------------------------------       ---------------------     ---------
                                         1999        1998         1997          1996          1996        1995          1995
RESULTS OF OPERATIONS                                                                          (1)
Revenues                              $ 38,303     $ 31,806     $ 27,611     $ 24,215      $ 16,639     $ 14,247     $ 21,718
Gross margin                            18,615       15,091       12,293        9,506         7,085        6,315        8,669
Depreciation and
 amortization expense                    1,806        1,411        1,499        1,350           957        1,112        1,504
Operating income(loss)                   5,406        2,638        1,599         (656)          734          503         (921)

Income(loss) before
  cumulative effect of
  accounting change                      3,458        1,035          449         (604)          382          197         (813)
Cumulative effect of
  accounting change                      1,308            -            -            -             -            -            -
Net income(loss)                         4,766        1,035          449         (604)          382          197         (813)

Earnings(loss) per common
   share - basic (2)(3):
    Income(loss) before
     cumulative effect of
     accounting change                    1.14         0.35         0.16        (0.23)         0.14         0.08        (0.34)
    Cumulative effect of
     accounting change                    0.43            -            -            -             -            -            -
    Net income(loss)                      1.57         0.35         0.16        (0.23)         0.14         0.08        (0.34)
Earnings(loss) per common
   share - diluted (2)(3):
    Income(loss) before
     cumulative effect of
     accounting change                    1.10         0.34         0.15        (0.23)         0.14         0.08        (0.34)
    Cumulative effect of
     accounting change                    0.42         -               -            -             -            -            -
    Net income(loss)                      1.52         0.34         0.15        (0.23)         0.14         0.08        (0.34)

Earnings(loss) per common
   share - pro forma(3)(4)                 n/a          n/a          n/a        (0.21)         0.13         0.07        (0.28)

Dividends per common share(3)             0.08       0.0775       0.0563       0.0375        0.0375            -            -

FINANCIAL POSITION
Total assets                          $ 38,775     $ 29,363     $ 25,006     $ 23,572      $ 23,572     $ 18,714       20,217
Working capital                         10,153        4,899(5)     2,529        2,728         2,728          523          (50)
Total debt                               7,026        4,640        4,203        3,997         3,997        4,196        4,018
Shareowners' equity                     13,584        7,709        4,379        3,462         3,462        3,198        1,917

OTHER INFORMATION
Selling, general and administrative
 expenses as a
 percentage of revenues                   22.0%        21.6%        22.7%        31.0%         26.6%        28.8%        33.0%
Research and development expenses
 as a percentage
 of revenues                              11.8         12.3         11.5         10.9          11.5         12.0         11.2
Gross margin percentage                   48.6         47.4         44.5         39.3          42.6         44.3         39.9

  Ratio of total debt
  to total capital
  (debt plus equity)                      34.1         37.6         49.0         53.6          53.6         56.7         67.7

Capital expenditures                  $  2,215     $  1,791     $  1,744     $  1,507      $  1,002     $    803     $  1,302

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(1) Beginning September 30, 1996, Lucent changed its fiscal year-end from December 31 to September 30 and reported results for the nine-month transition period ended September 30, 1996.

(2) The calculation of earnings per share on a historical basis includes the retroactive recognition to January 1, 1995, of the 2,098,499,576 shares (524,624,894 shares on a pre-split basis) owned by AT&T on April 10, 1996.

(3) All per share data has been restated to reflect the two-for-one splits of Lucent's common stock that became effective on April 1, 1998, and April 1, 1999.

(4) The calculation of earnings (loss) per share on a pro forma basis assumes that all 2,896,214,012 shares outstanding on April 10, 1996, were outstanding since January 1, 1995, and gives no effect to the use of proceeds from the IPO.

(5) Reflects the reclassification from debt maturing within one year to long-term debt as a result of the November 19, 1998, sale of $500 ($495 net of unamortized costs) of 10-year notes.

N/a  Not applicable.

               Pro Forma Segment Reporting Information (Unaudited)
                              (Dollars in millions)

The following table presents Lucent's revenues and operating income by reportable operating segment for the years ended September 30, 1999, 1998, and 1997, and has been prepared giving effect to the mergers of Lucent with Excel and INS under the pooling-of-interests method of accounting, on a pro forma basis as if the mergers had occurred before Lucent's fiscal year-end.

                                                                    1999        1998       1997
                                                                  --------    --------   --------
External Revenues
-----------------
Service Provider Networks                                         $ 23,815    $ 19,274   $ 15,795
Enterprise Networks                                                  8,777       8,090      6,329
Microelectronics and Communications Technologies                     5,424       4,628      4,238
  Total reportable segments                                         38,016      31,992     26,362
Other and corporate                                                    758         116      1,441
Total revenues                                                    $ 38,774    $ 32,108   $ 27,803

Operating Income
----------------
Service Provider Networks                                         $  4,587    $  3,139   $  1,543
Enterprise Networks                                                    651         650        675
Microelectronics and Communications Technologies                       944         608        549
  Total reportable segments (a)                                      6,182       4,397      2,767
Acquisition/integration-related costs                                 (530)     (1,690)    (1,439)
Goodwill and existing technology amortization                         (396)       (149)       (32)
Other and corporate                                                    187         122        336
Operating income                                                     5,443       2,680      1,632
Other income-- net                                                     452         137        100
Interest expense                                                      (407)       (254)      (239)

  Income before income taxes                                      $  5,488    $  2,563   $  1,493

(a) Segment operating income excludes goodwill and existing technology amortization, acquisition/integration-related costs, and one-time gains and charges.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table provides external revenue for groups of similar products and services, on a pro forma basis as if the Excel and INS mergers had occurred before Lucent's fiscal year-end for the years ended September 30, 1999, 1998, and 1997:

                                             1999           1998          1997
                                            -------        -------       -------
Products and Services Revenues
Core Networking Systems (a)                 $17,906        $14,541       $12,621
Wireless Products                             5,516          4,456         2,984
Business Communications Systems (b)           6,977          6,399         5,077
Microelectronics                              2,827          2,405         2,214
NetCare Professional Services                 1,083            656           374
Other (c)                                     4,465          3,651         4,533
    Totals                                  $38,774        $32,108       $27,803

a) Core Networking Systems includes switching and access products, data networking systems for service providers, optical networking products, communications software and engineering services.

b) Business Communications Systems includes advanced communications products and messaging services.

c) "Other" principally includes network products.

REPORT OF MANAGEMENT

Management is responsible for the preparation of Lucent Technologies Inc.'s consolidated financial statements and all related information appearing in this Annual Report. The consolidated financial statements and notes have been prepared in conformity with generally accepted accounting principles and include certain amounts that are estimates based upon currently available information and management's judgment of current conditions and circumstances.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations - including the possibility of circumvention or overriding of controls - and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent accountants and the internal auditors.

The Audit and Finance Committee of the Board of Directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors and the independent accountants to review the manner in which these groups of individuals are performing their responsibilities and to carry out the Audit and Finance Committee's oversight role with respect to auditing, internal controls and financial reporting matters. Periodically, both the internal auditors and the independent accountants meet privately with the Audit and Finance Committee and have access to its individual members.

Lucent engaged PricewaterhouseCoopers LLP, independent accountants, to audit the consolidated financial statements in accordance with generally accepted auditing standards, which include consideration of the internal control structure. Their report appears on the following page.


Richard A. McGinn                               Donald K. Peterson
Chairman and                                    Executive Vice President and
Chief Executive Officer                         Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareowners of Lucent Technologies Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Lucent Technologies Inc. and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
New York, New York
October 25, 1999

                    Lucent Technologies Inc. and Subsidiaries
                        CONSOLIDATED STATEMENTS OF INCOME
                 (Dollars in Millions, Except Per Share Amounts)

                                                     Year Ended
                                                    September 30,
                                          ---------------------------------
                                            1999         1998        1997
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Revenues                                   $38,303     $31,806     $27,611

Costs                                       19,688      16,715      15,318

Gross margin                                18,615      15,091      12,293

Operating expenses
Selling, general
  and administrative                         8,417       6,867       6,254
Research and development                     4,510       3,903       3,185
Purchased in-process
  research and development                     282       1,683       1,255
Total operating expenses                    13,209      12,453      10,694

Operating income                             5,406       2,638       1,599
Other income - net                             443         128          97
Interest expense                               406         254         238

Income before income taxes                   5,443       2,512       1,458

Provision for income taxes                   1,985       1,477       1,009

Income before cumulative
  effect of accounting change                3,458       1,035         449

Cumulative effect of accounting change
  (net of income taxes of $842)              1,308           -           -

Net income                                 $ 4,766     $ 1,035     $   449

Earnings per common share - basic:
   Income before cumulative
    effect of accounting change            $  1.14     $  0.35     $  0.16
   Cumulative effect of
    accounting change                         0.43           -           -

   Net income                              $  1.57     $  0.35     $  0.16

Earnings per common share - diluted
   Income before cumulative
    effect of accounting change            $  1.10     $  0.34     $  0.15
   Cumulative effect of
    accounting change                         0.42           -           -
   Net income                              $  1.52     $  0.34     $  0.15

Dividends per
  common share                             $  0.08     $0.0775     $0.0563


See Notes to Consolidated Financial Statements.

                    Lucent Technologies Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS
                 (Dollars in Millions, Except Per Share Amounts)

                                               September 30,     September 30,
                                                   1999              1998
                                               -------------     -------------
ASSETS
Cash and cash equivalents                      $   1,816         $   1,154
Receivables less allowances
  of $362 in 1999 and $416 in 1998                10,438             7,405
Inventories                                        5,048             3,279
Contracts in process (net of progress
  billings of $5,565 in 1999 and
  $3,036 in 1998)                                  1,103             1,259
Deferred income taxes - net                        1,583             1,775
Other current assets                               1,943               912
Total current assets                              21,931            15,784

Property, plant and equipment - net                6,847             5,693
Prepaid pension costs                              6,175             3,754
Deferred income taxes - net                            -               761
Capitalized software development costs               470               298
Other assets                                       3,352             3,073

Total assets                                   $  38,775         $  29,363

LIABILITIES
Accounts payable                               $   2,878         $   2,157
Payroll and benefit-related liabilities            2,300             2,592
Postretirement and postemployment
  benefit liabilities                                137               187
Debt maturing within one year                      2,864             2,231
Other current liabilities                          3,599             3,718

Total current liabilities                         11,778            10,885

Postretirement and postemployment
  benefit liabilities                              6,305             6,380
Long-term debt                                     4,162             2,409
Other liabilities                                  2,946             1,980

Total liabilities                              $  25,191         $  21,654
Commitments and contingencies

SHAREOWNERS' EQUITY
Preferred stock - par value $1 per share
 Authorized shares: 250,000,000                $       -         $       -
 Issued and outstanding shares: none
Common stock - par value $.01 per share
 Authorized shares: 6,000,000,000
 Issued and outstanding shares:
 3,071,750,726 at September 30, 1999;
 3,022,369,264 at September 30, 1998                  31                30
Additional paid-in capital                         7,731             6,589
Guaranteed ESOP obligation                           (33)              (49)
Retained earnings                                  6,099             1,422
Accumulated other comprehensive
 income(loss)                                       (244)             (283)

Total shareowners' equity                      $  13,584         $   7,709

Total liabilities and shareowners' equity      $  38,775         $  29,363

See Notes to Consolidated Financial Statements.

                    Lucent Technologies Inc. and Subsidiaries
                           CONSOLIDATED STATEMENTS OF
                         CHANGES IN SHAREOWNERS' EQUITY
                              (Dollars in Millions)


                                                                                         Additional  Guaranteed
                                                                   Preferred   Common      Paid-in       ESOP       Retained
                                                                     Stock      Stock      Capital    Obligation    Earnings
------------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1996                                              -         29       3,141        (106)         421
------------------------------------------------------------------------------------------------------------------------------
Net Income (excluding undistributed S-Corp earnings)                                                                  416
Reclass of undistributed earnings of S-Corp                                                   33
Foreign currency translation adjustment
Unrealized holding gains on certain investments
Minimum pension liability adjustment

Total comprehensive income
Effect of poolings                                                                            23                      (18)
Dividends declared                                                                                                   (146)
Amortization of ESOP obligation                                                                           29
Issuance of common stock                                                                     281
Tax benefit from employee stock options                                                       88
Issuance of common stock for acquisitions                                                    213
Conversion of common stock related to acquisitions                                           116
S-Corp distributions                                                                         (19)
Other                                                                                         27
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997                                           -         29       3,903         (77)         673
------------------------------------------------------------------------------------------------------------------------------

Net Income (excluding undistributed S-Corp earnings)                                                                  950
Reclass of undistributed earnings of S-Corp                                                   85
Foreign currency translation adjustment
Unrealized holding losses on certain investments
Minimum pension liability adjustment

Total comprehensive income
Effect of poolings
Dividends declared                                                                                                   (201)
Amortization of ESOP obligation                                                                           28
Issuance of common stock                                                           1         645
Tax benefit from employee stock options                                                      271
Issuance of common stock for acquisitions                                                  1,525
Conversion of common stock related to acquisitions                                           186
S-Corp distributions                                                                         (26)
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998                                           -         30       6,589         (49)       1,422
------------------------------------------------------------------------------------------------------------------------------

Net Income  (excluding undistributed S-Corp earnings)                                                               4,758
Reclass of undistributed earnings of S-Corp                                                    8
Foreign currency translation adjustment
Unrealized holding gains on certain investments (net of tax of $235)
Reclassification adjustment (net of tax of $178)
Minimum pension liability adjustment  (net of tax of $6)

Total comprehensive income
Effect of poolings                                                                           106                      (26)
Dividends declared                                                                                                   (222)
Amortization of ESOP obligation                                                                           16
Issuance of common stock                                                           1         695
Tax benefit from employee stock options                                                      367
Adjustment to conform pooled companies fiscal year                                                                    169
S-Corp distributions                                                                         (40)
Other                                                                                          6                       (2)
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                                           -         31       7,731         (33)       6,099
------------------------------------------------------------------------------------------------------------------------------


                                                                    Accumulated
                                                                       Other          Total           Total
                                                                   Comprehensive   Shareowners'   Comprehensive
                                                                    Income (Loss)     Equity         Income
---------------------------------------------------------------------------------------------------------------
Balance at October 1, 1996                                             (23)          3,462
---------------------------------------------------------------------------------------------------------------
Net Income (excluding undistributed S-Corp earnings)                                                   416
Reclass of undistributed earnings of S-Corp                                                             33
Foreign currency translation adjustment                               (175)                           (175)
Unrealized holding gains on certain investments                         40                              40
Minimum pension liability adjustment                                     9                               9
                                                                                                     -----
Total comprehensive income                                                                             323
Effect of poolings
Dividends declared
Amortization of ESOP obligation
Issuance of common stock
Tax benefit from employee stock options
Issuance of common stock for acquisitions
Conversion of common stock related to acquisitions
S-Corp distributions
Other
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997                                         (149)          4,379
---------------------------------------------------------------------------------------------------------------

Net Income (excluding undistributed S-Corp earnings)                                                   950
Reclass of undistributed earnings of S-Corp                                                             85
Foreign currency translation adjustment                                (89)                            (89)
Unrealized holding losses on certain investments                       (37)                            (37)
Minimum pension liability adjustment                                    (8)                             (8)
                                                                                                     -----
Total comprehensive income                                                                             901
Effect of poolings
Dividends declared
Amortization of ESOP obligation
Issuance of common stock
Tax benefit from employee stock options
Issuance of common stock for acquisitions
Conversion of common stock related to acquisitions
S-Corp distributions
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998                                         (283)          7,709
---------------------------------------------------------------------------------------------------------------

Net Income  (excluding undistributed S-Corp earnings)                                                4,758
Reclass of undistributed earnings of S-Corp                                                              8
Foreign currency translation adjustment                                (33)                            (33)
Unrealized holding gains on certain investments (net of tax of $235    307                             307
Reclassification adjustment (net of tax of $178)                      (246)                           (246)
Minimum pension liability adjustment  (net of tax of $6)                11                              11
                                                                                                     -----
Total comprehensive income                                                                           4,805
Effect of poolings
Dividends declared
Amortization of ESOP obligation
Issuance of common stock
Tax benefit from employee stock options
Adjustment to conform pooled companies fiscal year
S-Corp distributions
Other
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                                         (244)         13,584
---------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                    Lucent Technologies Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (Dollars in Millions)

                                                    Year Ended
                                                   September 30,

                                        --------------------------------------
                                           1999          1998           1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Operating Activities:
Net income                               $ 4,766        $ 1,035        $   449
Adjustments to reconcile
 net income
 to net cash (used in) provided by
 operating activities,
 net of effects from
 acquisitions of businesses:
  Cumulative effect of
    accounting change                     (1,308)             -              -
  Business restructuring reversal           (141)          (100)          (201)
  Asset impairment
    and other charges                        236              -             81
  Depreciation and
    amortization                           1,806          1,411          1,499
  Provision for
    uncollectibles                            75            149            136
  Tax benefit from stock options             367            271             88
  Deferred income taxes                    1,026             56            (21)
  Purchased in-process
    research and development                  15          1,683          1,255
  Adjustment to conform Ascend
    and Kenan's fiscal years                 169              -              -
  Increase in receivables - net           (3,183)        (2,161)          (484)
  Increase in inventories
    and contracts in process              (1,612)          (403)          (316)
  Increase(decrease) in
    accounts payable                         668            231            (18)
  Changes in other operating
    assets and liabilities                (2,320)           155           (397)
  Other adjustments for
    non-cash items - net                    (840)          (467)            58
Net cash (used in)provided by
  operating activities                      (276)         1,860          2,129

Investing Activities:
Capital expenditures                      (2,215)        (1,791)        (1,744)
Proceeds from the sale or
 disposal of property, plant
 and equipment                                97             57            108
Purchases of
 equity investments                         (307)          (212)          (149)
Sales of equity investments                  156             71             12
Purchases of investment
 securities                                 (450)        (1,082)          (483)
Sales or maturity
 of investment securities                  1,132            686            356
Dispositions of businesses                    72            329            181
Acquisitions of businesses -
 net of cash acquired                       (264)        (1,078)        (1,584)
Cash from mergers                             61              -              -
Other investing
 activities - net                            (69)           (80)           (68)
Net cash used in
 investing activities                     (1,787)        (3,100)        (3,371)

See Notes to Consolidated Financial Statements.

                                    (CONT'D)

                    Lucent Technologies Inc. and Subsidiaries
                CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONT'D)
                              (Dollars in Millions)

                                                   Year Ended
                                                  September 30,

                                     --------------------------------------
                                       1999           1998           1997
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Financing Activities:
Repayments of long-term debt           (13)           (93)           (16)
Issuance of long-term debt           2,175            375             52
Proceeds from issuance
 of common stock                       696            645            281
Dividends paid                        (222)          (201)          (192)
S-Corp distribution
 to stockholder                        (40)           (26)           (19)
Increase in short-term
 borrowings - net                       89            149            191
Net cash provided by
 financing activities                2,685            849            297

Effect of exchange rate
 changes on cash
 and cash equivalents                   40            (61)           (11)

Net increase(decrease)in
 cash and cash equivalents             662           (452)          (956)

Cash and cash equivalents
 at beginning of period              1,154          1,606          2,562

Cash and cash equivalents
 at end of period                  $ 1,816        $ 1,154        $ 1,606



See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

1. BASIS OF PRESENTATION

On June 24, 1999, Lucent Technologies Inc. (the "Company") merged with Ascend Communications, Inc. Each share of Ascend common stock was converted into 1.65 shares of Lucent common stock. Lucent issued approximately 371 million shares in exchange for all of the outstanding shares of Ascend. On February 26, 1999, under the terms of the Kenan Systems Corporation merger agreement, Lucent issued approximately 26 million shares (post April 1, 1999 stock split) of Lucent common stock in exchange for all the outstanding shares of Kenan. These transactions were accounted for as pooling-of-interests and, accordingly, the consolidated financial statements of Lucent were restated for all periods prior to the mergers to include the accounts and operations of Ascend and Kenan.

Before merging with Lucent, both Ascend and Kenan had December 31 fiscal year ends. Lucent financial information for fiscal 1998 and earlier years was computed by adding financial information for corresponding quarters of Ascend's and Kenan's fiscal year. Thus, the consolidated statements of income for the years ended September 30, 1998, and 1997 were derived by combining the results of operations of Lucent for the years ended September 30, 1998, and 1997, respectively, with the results of operations of Ascend and Kenan for the years ended December 31, 1998, and 1997, respectively. The consolidated balance sheet at September 30, 1998, was derived by combining the financial position of Lucent at September 30, 1998, with the financial position of Ascend and Kenan at December 31, 1998. The consolidated statements of cash flows for the years ended September 30, 1998, and 1997 were derived by combining the cash flows of Lucent for the years ended September 30, 1998, and 1997 with the cash flows of Ascend and Kenan for the years ended December 31, 1998, and 1997.

The results of operations, financial position and cash flows as of and for the three months ended December 31, 1998, for Ascend and Kenan were included in Lucent's financial statements as of and for the year ended September 30, 1998. The results of operations for the three months ended December 31, 1998, also were included in Lucent's financial statements for the year ended September 30, 1999. As a result, the consolidated balance sheet of Lucent at September 30, 1999, includes an adjustment to retained earnings to eliminate the income recognized from both Ascend and Kenan for the three months ended December 31, 1998. In addition, information from the statements of cash flows for Ascend and Kenan for the three months ended December 31, 1998, has been eliminated from the consolidated statements of cash flows for the year ended September 30, 1999, since Ascend's and Kenan's activity for this period has been included in the consolidated statements of cash flows for the year ended September 30, 1998.

On April 1, 1998, and April 1, 1999, two-for-one splits of Lucent's common stock became effective. Shareowners' equity has been restated to give retroactive recognition to the stock splits for all periods presented by reclassifying from retained earnings to common stock the par value of the additional shares issued as a result of the stock splits. In addition, all references in the financial statements and notes to number of shares, per share amounts, stock option data and market prices have been restated to reflect these stock splits.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

ACQUISITIONS

Purchase Method

The following table presents information about certain acquisitions by Lucent in the fiscal years ended September 30, 1999, 1998, and 1997. All the acquisitions were accounted for under the purchase method of accounting, and the acquired technology valuation included both existing technology and purchased in-process research and development. All charges were recorded in the quarter in which the transaction was completed.

                                                                                             Amortization      Amortization
                                                                               Purchased        Period            Period
                 Acquisition       Purchase                     Existing         IPRD          Goodwill        Existing Tech.
                    Date            Price        Goodwill      Technology     (after-tax)     (in years)        (in years)
1999
STRATUS(1)          10/98           $ 917         $  0            $130          $267*             n/a                10
OTHER (2)          various            187          133              17            29              4-8               6-7

1998
YURIE(3)             5/98          $1,056         $292            $ 40          $620                7                 5
PROMINET(4)          1/98             199           35              23           157                5                 6
LIVINGSTON(5)       12/97             610          114              69           427                5                 8
OTHER (6)          various            453          137              67           208             5-10              5-10


1997
OCTEL(7)             9/97          $1,819         $181            $186          $945                7                 5
INTERCON(8)          2/97              22            0               3            18              n/a                 3
SAHARA(9)            1/97             219            0               0           213              n/a               n/a



(1) Stratus Computer, Inc. was a manufacturer of fault-tolerant computer systems, acquired by Ascend.

(2) Other acquisitions include the Ethernet LAN business of Enable Semiconductor ("Enable Ethernet"), Sybarus Technologies, WaveAccess Ltd., and Quadritek Systems, Inc.

(3) Yurie Systems, Inc. was a provider of ATM access technology and equipment for data, voice and video networking.

(4) Prominet Corporation was a participant in the emerging Gigabit Ethernet networking industry. The merger involved $164 of Lucent stock and options. In addition, under the terms of the agreement, Lucent had contingent obligations to pay former Prominet shareowners $35 in stock. The $35 of stock was paid by Lucent in July 1998 and recorded primarily as goodwill.

(5) Livingston Enterprises, Inc. was a global provider of equipment used by Internet service providers to connect their subscribers to the Internet.

(6) Other acquisitions include JNA Telecommunications Limited, LANNET, MassMedia Communications, Inc., SDX Business Systems plc, and Optimay GmbH. The purchase price for MassMedia has been deemed immaterial.

(7) Octel Communications Corporation was a provider of voice, fax and electronic messaging technologies.

(8) InterCon Systems Corporation was a developer of remote access client software products, acquired by Ascend.

(9) Sahara Networks, Inc. was a developer of scalable high-speed broadband access products, acquired by Ascend.

n/a Not applicable.

* $24 of purchased in-process research and development was subsequently reversed in March 1999.

Included in the purchase price for the above acquisitions was purchased in-process research and development, which was a non-cash charge to earnings as this technology had not reached technological feasibility and had no future alternative use. The remaining purchase price was allocated to tangible assets and intangible assets, including goodwill and existing technology, less liabilities assumed.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

The value allocated to purchased in-process research and development was determined utilizing an income approach that included an excess earnings analysis reflecting the appropriate cost of capital for the investment. Estimates of future cash flows related to the in-process research and development were made for each project based on Lucent's estimates of revenue, operating expenses and income taxes from the project. These estimates were consistent with historical pricing, margins and expense levels for similar products.

Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes, and charges for the use of contributory assets were deducted from estimated revenues to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold; selling, general and administrative expenses; and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenues and costs to complete the in-process research and development.

The discount rates utilized to discount the projected cash flows were based on consideration of Lucent's weighted average cost of capital, as well as other factors including the useful life of each project, the anticipated profitability of each project, the uncertainty of technology advances that were known at the time and the stage of completion of each project.

Management is primarily responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining the fair value. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. Actual results could differ from those amounts.

SpecTran Corporation

On July 21, 1999, Lucent began its cash tender offer for the outstanding shares of SpecTran Corporation, a designer and manufacturer of specialty optical fiber and fiber-optic products. The tender offer expired on August 31, 1999, and Lucent thereafter accepted and paid for shares giving it a 61% interest in SpecTran. The acquisition was accounted for under the purchase method of accounting. Lucent expects to acquire the remaining shares of SpecTran by the end of the first quarter of fiscal year 2000, resulting in a total purchase price of approximately $68.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

Pooling-of-Interests Mergers

Ascend Communications

On June 24, 1999, Lucent merged with Ascend, a developer, manufacturer and seller of wide area networking solutions. As a result, the outstanding Ascend common stock was converted into approximately 371 million shares of Lucent common stock, based on an exchange ratio of 1.65 shares of Lucent common stock for each share of Ascend common stock. In addition, Lucent assumed Ascend stock options equivalent to approximately 65 million shares of Lucent common stock. The merger was accounted for as a pooling-of-interests under Accounting Principles Board Opinion No. 16, and accordingly, Lucent's consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position and cash flows of Ascend as though it had always been a part of Lucent. Intercompany transactions for fiscal 1999 have been eliminated. Intercompany transactions prior to 1999 were immaterial. In connection with the merger, Lucent recorded a third fiscal quarter charge to operating expenses of approximately $79 (non-tax deductible) for merger-related costs. The merger-related costs consisted primarily of fees for investment bankers, attorneys, accountants and financial printing. Certain reclassifications were made to Ascend's accounts to conform to Lucent's presentation. The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements are as follows:

                    Nine Months Ended          Twelve Months Ended
                         June 30,                September 30,

                    -----------------     ---------------------------
                          1999               1998               1997

REVENUES
Lucent                 $ 26,256           $ 30,328           $ 26,444
Ascend                    1,610              1,478              1,167
Eliminations               (138)                 -                  -

Combined               $ 27,728           $ 31,806           $ 27,611

NET INCOME(LOSS)
Lucent                 $  3,838(a)        $  1,055 (c)       $    573 (e)

Ascend                       66(b)             (20)(d)           (124)(f)

Eliminations                (86)                 -                  -

Combined               $  3,818           $  1,035           $    449

(a) Includes $108 of one-time after-tax charges related to Lucent's acquisitions of Quadritek, WaveAccess, Sybarus and Enable Ethernet and the merger-related costs for Ascend as well as $1,308 after-tax gain from the cumulative effect of the accounting change (see Note 10 - EMPLOYEE BENEFIT PLANS).

(b) Includes $243 of one-time after-tax charges related to Ascend's acquisition of Stratus. The original charge of $267 was reduced by $24 in the second fiscal quarter of 1999.

(c) Includes $1,412 of one-time after-tax charges related to Lucent's acquisitions of Livingston, Prominet, Optimay, Yurie, SDX, LANNET, MassMedia and JNA as well as the $95 after-tax gain on the sale of Advanced Technology Systems ("ATS") business.

(d) Includes $267 of one-time after-tax charges related to Ascend's acquisition of Stratus.

(e) Includes $966 of one-time after-tax charges related to Lucent's acquisition of Octel.

(f) Includes $335 one-time after-tax charges related to Ascend's acquisitions of Sahara and InterCon and Ascend's mergers with Whitetree, Inc. and Cascade Communications Corp.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

Kenan Systems

On February 26, 1999, Lucent merged with Kenan Systems Corporation, a developer of third-party billing and customer software. Under the terms of the Kenan merger agreement, Lucent issued approximately 26 million shares (post April 1, 1999 stock split) of Lucent common stock in exchange for all the outstanding shares of Kenan.

Mosaix

On July 15, 1999, Lucent completed its merger with Mosaix, a provider of software that links companies' front and back offices and helps them deliver more responsive and efficient customer service. Under the terms of the agreement, the outstanding common stock of Mosaix was converted into the right to receive approximately 2.6 million shares of Lucent common stock. Lucent has not restated its historical financial statements to reflect its pooling-of-interests with Mosaix.

Nexabit Networks

On July 19, 1999, Lucent completed its merger with Nexabit, a developer of high-speed switching equipment and software that directs traffic along telecommunications networks. Under the terms of the agreement, the outstanding stock of Nexabit was converted into the right to receive approximately 13.7 million shares of Lucent common stock. Lucent has not restated its historical financial statements to reflect its pooling-of-interests with Nexabit.

Cascade Communications

On June 30, 1997, Ascend completed its merger with Cascade, a developer and manufacturer of wide area network switches.

Whitetree

On April 1, 1997, Ascend completed its merger with Whitetree, a developer and manufacturer of high-speed ATM switching products. Ascend did not restate its historical financial statements to reflect its pooling-of-interests with Whitetree.

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

USE OF ESTIMATES
The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used in accounting for long-term contracts, allowances for uncollectible receivables, inventory obsolescence, product warranty, depreciation, employee benefits, taxes, restructuring reserves and contingencies. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

FOREIGN CURRENCY TRANSLATION
For operations outside the United States that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. Translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in shareowners' equity.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

REVENUE RECOGNITION
Revenue is generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Revenue from product sales of hardware and software is recognized at time of delivery and acceptance, and after consideration of all the terms and conditions of the customer contract. Sales of services are recognized at time of performance, and rental revenue is recognized proportionately over the contract term. Revenues and estimated profits on long-term contracts are generally recognized under the percentage-of-completion method of accounting using either a units-of-delivery or a cost-to-cost methodology. Profit estimates are revised periodically based on changes in facts. Any losses on contracts are recognized immediately.

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

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a combination of accelerated and straight-line methods on either the unit or group methods over the estimated useful lives of the various asset classes. The unit method is used for manufacturing and laboratory equipment and large computer systems. The group method is used for other depreciable assets.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

FINANCIAL INSTRUMENTS
Lucent uses various financial instruments, including foreign currency exchange contracts and interest rate swap agreements to manage and reduce risk to Lucent by generating cash flows, which offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. Lucent's derivative financial instruments are for purposes other than trading and are not entered into for speculative purposes. Lucent's non-derivative financial instruments include letters of credit, commitments to extend credit and guarantees of debt. Lucent generally does not require collateral to support its financial instruments.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to the 1999 presentation.

3. RECENT PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires Lucent to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on Lucent's rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of adoption of SFAS 133 for one year. Lucent will adopt SFAS 133 no later than the first quarter of fiscal year 2001. SFAS 133 is not expected to have a material impact on Lucent's consolidated results of operations, financial position or cash flows.

In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. Certain costs that were previously expensed as incurred will be capitalized and amortized on a straight-line basis over three years. Lucent will adopt SOP 98-1 on October 1, 1999. The implementation of SOP 98-1 will decrease costs and expenses in fiscal year 2000, the initial year of adoption, and thereafter is expected to increase year-over-year costs and expenses as the capitalized amounts are amortized. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, will be expensed as incurred.

4. SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                         Year Ended
                                                                        September 30,
                                                              1999           1998           1997

INCLUDED IN COSTS
Amortization of software development costs .........       $   249        $   234        $   380

INCLUDED IN SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES
Amortization of goodwill and existing
  technology .......................................       $   394        $   149        $    32

INCLUDED IN COSTS AND OPERATING EXPENSES
Depreciation and amortization of property,
  plant and equipment ..............................       $ 1,296        $   996        $ 1,057

OTHER INCOME -- NET
Interest income ....................................       $   124        $   112        $   155
Minority interests in earnings of subsidiaries .....           (27)           (24)           (35)
Net equity losses from investments .................           (25)          (209)           (64)
Gain (loss)on foreign currency transactions ........             1            (44)           (12)
Gain on sale of equity investments .................           359             38              -
Gain on businesses sold ............................            40            208              -
Miscellaneous -- net ...............................           (29)            47             53
                                                           -------        -------        -------
Total other income -- net ..........................       $   443        $   128        $    97


DEDUCTED FROM INTEREST EXPENSE
Capitalized interest ...............................       $    20        $    17        $    14

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

SUPPLEMENTARY BALANCE SHEET INFORMATION

                                                              September 30,
                                                         1999            1998

                                                       --------        --------
INVENTORIES
Completed goods ..................................     $  2,946        $  1,644
Work in process and raw materials ................        2,102           1,635
                                                       --------        --------
Inventories ......................................     $  5,048        $  3,279

PROPERTY, PLANT AND EQUIPMENT -- NET
Land and improvements ............................     $    360        $    306
Buildings and improvements .......................        3,951           3,187
Machinery, electronic and other equipment ........        9,981           8,838
                                                       --------        --------
Total property, plant and equipment ..............       14,292          12,331
Less: Accumulated depreciation and amortization ..       (7,445)         (6,638)
                                                       --------        --------
Property, plant and equipment -- net .............     $  6,847        $  5,693

OTHER CURRENT LIABILITIES
Advance billings and customer deposits ...........     $    488        $    548



SUPPLEMENTARY CASH FLOW INFORMATION


                                                                    Year Ended
                                                                   September 30,
                                                          1999         1998         1997
                                                         ------       ------       ------

Interest payments, net of amounts capitalized            $  409       $  255       $  240

Income tax payments ...............................      $1,025       $  776       $  826

Acquisitions of businesses:
Fair value of assets acquired,
 net of cash acquired .............................      $  394       $2,092       $1,838
Less: Fair value of liabilities assumed ...........      $  130       $1,014       $  254
                                                         ------       ------       ------
Acquisitions of businesses,
 net of cash acquired .............................      $  264       $1,078       $1,584


For the year ended September 30, 1999, the Consolidated Statements of Cash Flows excludes the issuance of common stock related to the mergers with Nexabit and Mosaix.

On October 1, 1997, Lucent contributed its Consumer Products business to a new venture formed by Lucent and Philips Electronics N.V. in exchange for 40% ownership of Philips Consumer Communications ("PCC"). On October 22, 1998, Lucent and Philips announced their intention to end the PCC venture and agreed to regain control of their original businesses. The results of operations and net assets of the remaining businesses Lucent previously contributed to PCC have been consolidated as of October 1, 1998. However, for the years ended September 30, 1998, and 1999, the Consolidated Statements of Cash Flows exclude both the contribution and the regaining of Lucent's Consumer Products business.

For the year ended September 30, 1999, costs and operating expenses include a $236 charge primarily associated with asset impairments and integration-related charges associated with the Ascend and Nexabit mergers.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

For the year ended September 30, 1998, Other income -- net includes a charge of $110 related to a write-down associated with Lucent's investment in the PCC venture. This charge was offset by gains of $103, primarily related to the sale of an investment and the sale of certain business operations, including Bell Laboratories Design Automation Group.

For the year ended September 30, 1998, the Consolidated Statements of Cash Flows excludes the issuance of common stock related to the acquisitions of Livingston, Prominet, and Stratus and the conversion of stock options related to the acquisitions of Livingston, Prominet, Yurie, Optimay, and Stratus.

For the year ended September 30, 1997, the Consolidated Statements of Cash Flows excludes the conversion of stock options related to the acquisition of Octel and the issuance of common stock and the conversion of stock options related to the acquisition of Sahara. For information on the 1999, 1998 and 1997 acquisitions, see Note 1.

For the year ended September 30, 1997, research and development expenses include a $127 write-down of special purpose Bell Laboratories assets no longer being used.

5. EARNINGS PER COMMON SHARE

Basic earnings per common share was calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share was calculated by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive securities or common stock equivalents had been issued.

The following table reconciles the number of shares utilized in the earnings per share calculations:

                                                           Year Ended
                                                           September 30,
                                                    1999        1998         1997

------------------------------------------------------------------------------------------------
Net income ...............................       $  4,766    $   1,035    $      449

Earnings per common share - basic:
 Income before cumulative effect
  of accounting change ...................       $   1.14    $    0.35    $     0.16
 Cumulative effect of accounting
  change .................................           0.43            -             -
 Net income ..............................       $   1.57    $    0.35    $     0.16

Earnings per common share - diluted:
 Income before cumulative effect
  of accounting change ...................       $   1.10    $    0.34    $     0.15
 Cumulative effect of accounting
  change .................................           0.42            -             -
 Net income ..............................       $   1.52    $    0.34    $     0.15


Number of shares (in millions)
------------------------------
Common shares - basic                             3,035.8      2,963.8       2,894.6

Effect of dilutive securities:
  Stock options                                     101.0         71.9          37.5
  Other                                               5.9          4.0           0.2
Common shares - diluted                           3,142.7      3,039.7       2,932.3

Options excluded from the computation
of earnings per share - diluted since
option exercise price was greater than the
average market price of the
common shares for the period                          5.5         13.4          15.9

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

6. COMPREHENSIVE INCOME

Lucent has adopted SFAS No. 130, "Reporting Comprehensive Income" as of October 1, 1998, that requires new standards for reporting and display of comprehensive income and its components that Lucent has displayed in its Consolidated Statements of Changes in Shareowners' Equity. However, it does not affect net income or total shareowners' equity.

The after-tax components of accumulated other comprehensive income (loss) are as follows:

                                                                                    Total
                                                                                 Accumulated
                                            Foreign     Unrealized   Minimum        Other
                                           Currency      Holding     Pension    Comprehensive
                                           Translation    Gains/    Liability      Income/
                                           Adjustment    (Losses)   Adjustment     (Loss)
Beginning balance October 1, 1996......... $  (16)       $   15      $  (22)     $  ( 23)
Current-period change.....................   (175)           40           9         (126)
Ending balance, September 30, 1997........ $ (191)       $   55      $  (13)     $  (149)
Current-period change.....................    (89)          (37)        ( 8)        (134)
Ending balance, September 30, 1998........ $ (280)       $   18      $  (21)     $  (283)
Current-period change.....................    (33)           61          11           39
Ending balance, September 30, 1999........ $ (313)       $   79      $  (10)     $  (244)

The foreign currency translation adjustments are not currently adjusted for income taxes since they relate to indefinite investments in non-United States subsidiaries.

7. BUSINESS RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of calendar year 1995, a pre-tax charge of $2,801 was recorded to cover restructuring costs of $2,613 and asset impairment and other charges of $188. The restructuring plans included the exit of certain businesses as well as consolidating and re-engineering numerous corporate and business unit operations.

Total deductions to Lucent's business restructuring reserves were $233 and $318 for the years ended September 30, 1999, and 1998, respectively. Included in these deductions were cash payments of $77 and $176 and non-cash related charges of $15 and $42 for the years ended September 30, 1999, and 1998, respectively. The non-cash related charges were primarily related to assets for product lines and businesses that Lucent exited as part of its restructuring activities. The related costs were included in the 1995 restructuring plan. The assets did not benefit activities that were to continue, nor were they used to generate future revenues. The reserves were charged as the product lines and businesses were exited during 1999 and 1998. In addition, Lucent reversed $141 and $100 of business restructuring reserves primarily related to favorable experience in employee separations as well as, other projects being completed at a cost lower than originally estimated for the years ended September 30, 1999, and 1998, respectively. As of September 30, 1999, all restructuring plans were substantially completed and the remaining reserves of $18 are related to outstanding litigation for certain product lines that were exited.

The following table displays a rollforward of the liabilities for business restructuring from September 30, 1997, to September 30, 1999:

                      September 30,    1998      September 30,    1999      September 30,
Type of Cost          1997 Balance  Deductions   1998 Balance   Deductions  1999 Balance
-----------------------------------------------------------------------------------------
Employee separation      $   348     $(235)       $  113       $  (113)      $    -
Facility closing              66      ( 23)           43          ( 43)           -
Other                        155      ( 60)           95          ( 77)          18
Total                    $   569     $(318)       $  251       $  (233)      $   18

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

In 1997, Lucent recorded a pre-tax charge of approximately $150 in connection with the acquisition of Cascade Communications Corp. and Whitetree, Inc. The total charge included $54 of merger-related costs and $96 of integration expenses. Included in the integration expenses were $7 for severance and outplacement costs for approximately 275 employees involved in duplicate functions; $67 for redundant assets and assets related to duplicate product lines; and $22 for the cancellation of redundant facility leases and other contracts and obligations. In 1998, Lucent reversed $18 of these costs. There were no reserves remaining as of September 30, 1998.

8. INCOME TAXES

The following table presents the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:

                                                                Year Ended
                                                               September 30,
                                                     1999           1998           1997
U.S. federal statutory income tax rate               35.0%          35.0%          35.0%

State and local income taxes, net of federal
  income tax effect                                   2.5%           3.3%           5.4%
Foreign earnings and dividends taxed at
  different rates                                     0.3%           1.0%           0.8%
Research credits                                     (2.6)%         (2.6)%         (2.4)%
Acquisition-related costs (a)                         2.6%          23.5%          32.4%
Other differences - net                              (1.3)%         (1.4)%         (2.0)%

Effective income tax rate                            36.5%          58.8%          69.2%

Effective income tax rate excluding
  acquisition-related costs (a)                      33.9%          35.3%          36.8%

(a) Includes non-tax deductible purchased in-process research and development and merger-related expenses.

The following table presents the United States and foreign components of income before income taxes and the provision for income taxes:

                                            Year Ended
                                           September 30,
                                  1999         1998         1997

INCOME BEFORE INCOME TAXES
United States                    $4,702       $2,144       $  861
Foreign                             741          368          597
Income before income taxes       $5,443       $2,512       $1,458

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

PROVISION FOR INCOME TAXES

CURRENT
Federal                          $   505        $   987       $   554
State and local                       38            168           148
Foreign                              336            213           228
  Sub-total                          879          1,368           930

DEFERRED
Federal                              992             63            11
State and local                      183             36            72
Foreign                              (69)            10            (4)
  Sub-total                        1,106            109            79


Provision for income taxes       $ 1,985        $ 1,477       $ 1,009


As of September 30, 1999, Lucent had tax credit carryforwards of $80 and federal, state and local, and foreign net operating loss carryforwards (tax effected) of $146, all of which expire primarily after the year 2000.

The components of deferred tax assets and liabilities at September 30, 1999, and 1998 are as follows:

                                                      September 30,
                                                   1999           1998
Deferred Income Tax Assets

Employee pensions and other benefits - net       $   442        $ 1,520
Business restructuring                                 6            165
Reserves and allowances                            1,009          1,137
Net operating loss/credit carryforwards              226            239
Valuation allowance                                 (179)          (261)
Other                                                344            526


Total deferred tax assets                        $ 1,848        $ 3,326

Deferred Income Tax Liabilities

Property, plant and equipment                    $   628        $   399
Other                                                511            391

Total deferred tax liabilities                   $ 1,139        $   790


Lucent has not provided for United States deferred income taxes or foreign withholding taxes on $3,211 of undistributed earnings of its non-United States subsidiaries as of September 30, 1999, since these earnings are intended to be reinvested indefinitely.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

9.  DEBT OBLIGATIONS

                                           September 30,  September 30,
                                               1999          1998
                                           -------------  -------------
DEBT MATURING WITHIN ONE YEAR
Commercial paper ......................       $1,828        $2,106*
Long-term debt ........................           34            39
Secured borrowings and other ..........        1,002            86
                                              ------        ------
Total debt maturing within one year ...       $2,864        $2,231

WEIGHTED AVERAGE INTEREST RATES
  Commercial paper ....................          5.0%          5.6%
  Long-term debt, secured borrowings
     and other ........................          9.7%          7.9%

Lucent had revolving credit facilities at September 30, 1999, aggregating $4,711 (a portion of which is used to support Lucent's commercial paper program), $4,000 with domestic lenders and $711 with foreign lenders. The total credit facilities available at September 30, 1999, with domestic and foreign lenders were $4,000 and $351, respectively.

                                                September 30,  September 30,
                                                    1999           1998
                                                -------------  -------------
LONG-TERM DEBT

6.90% notes due July 15, 2001                      $  750       $  750
7.25% notes due July 15, 2006                         750          750
5.50% notes due November 15, 2008                     500            -
6.50% debentures due January 15, 2028                 300          300
6.45% debentures due March 15, 2029                 1,360            -
Commercial paper refinanced after
  September 30, 1998                                    -          495*
Long-term lease obligations                            79            1
Secured borrowings and other (8.40% weighted
      average interest rate for both years)           502          164
Less: Unamortized discount                             45           12
                                                   ------       ------
Total long-term debt                                4,196        2,448
Less: Amounts maturing within one year                 34           39
                                                   ------       ------
Net long-term debt                                 $4,162       $2,409
                                                   ======       ======

* On November 19, 1998, Lucent sold $500 ($495 net of unamortized costs) of 10-year 5.5% notes due November 15, 2008, and reclassified the amount from debt maturing within one year to long-term debt. The proceeds were used to pay down a portion of Lucent's commercial paper during the first quarter of fiscal 1999.

Lucent has an effective shelf registration statement for the issuance of debt securities up to $1,800, all of which remains available at September 30, 1999.

This table shows the maturities, by year, of the $4,196 in total long-term debt obligations:

                                  September 30,
                    ----------------------------------------------
                    2000   2001   2002   2003   2004   Later Years
                     $34   $850    $26   $128   $107    $3,051

In the normal course of business, Lucent sells trade accounts receivable and notes receivable to unaffiliated financial institutions with and without recourse. Certain sales with recourse are accounted for as secured borrowings and amounted to $1,037 at September 30, 1999. As a result of these recourse transactions, these receivables remained in the Consolidated Balance Sheets and increased cash flows from financing activities in the Consolidated Statements of Cash Flows by $1,037. See Note 13 for further discussion of sales of receivables without recourse.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

10. EMPLOYEE BENEFIT PLANS

PENSION AND POSTRETIREMENT BENEFITS

Lucent maintains defined benefit pension plans covering the majority of its employees and retirees, and postretirement benefit plans for retirees that include health care benefits and life insurance coverage.

                                                                 Pension             Postretirement
                                                                Benefits                   Benefits
                                                            September 30,              September 30,
                                                      1999           1998          1999        1998

Change in benefit obligation
Benefit obligation at October 1                      $27,846       $23,187        $9,193      $7,939
Service cost                                             509           331            80          63
Interest cost                                          1,671         1,631           537         540
Actuarial (losses)gains                               (2,182)        3,811          (240)        919
Amendments                                             1,534           626          (359)        324
Benefits paid                                         (1,977)       (1,740)         (607)       (592)
----------------------------------------------------------------------------------------------------
Benefit obligation at September 30                   $27,401       $27,846        $8,604      $9,193
----------------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at October 1               $36,191       $36,204        $3,959      $4,152
Actual return on plan assets                           7,114         1,914           776         349
Company contributions                                     14            12            29          53
Benefits paid                                         (1,977)       (1,740)         (607)       (592)
Other (including transfer of assets from
 pension to postretirement plans)                       (275)         (199)          310          (3)
----------------------------------------------------------------------------------------------------
Fair value of plan assets at September 30            $41,067       $36,191        $4,467      $3,959
----------------------------------------------------------------------------------------------------
Funded (unfunded) status of the plan                 $13,666       $ 8,345       $(4,137)    $(5,234)
Unrecognized prior service cost                        2,583         1,509           121         533
Unrecognized transition asset                           (645)         (944)            -           -
Unrecognized net gain                                 (9,466)       (5,175)       (1,014)       (408)
----------------------------------------------------------------------------------------------------
Net amount recognized                                $ 6,138       $ 3,735       $(5,030)    $(5,109)
====================================================================================================
Amounts recognized in the Consolidated
 Balance Sheets consist of:
Prepaid pension costs                                $ 6,175       $ 3,754       $     -     $     -
Accrued benefit liability                                (63)          (44)       (5,030)     (5,109)
Intangible asset                                           9             4             -           -
Accumulated other comprehensive income                    17            21             -           -
----------------------------------------------------------------------------------------------------
Net amount recognized                                $ 6,138       $ 3,735       $(5,030)    $(5,109)
====================================================================================================

Pension plan assets include $256 and $159 of Lucent common stock at September 30, 1999, and 1998, respectively. Postretirement plan assets include $20 and $11 of Lucent common stock at September 30, 1999, and 1998, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

Components of Net Periodic Benefit Cost

                                                                Year Ended September 30,
Pension Cost                                             1999            1998            1997
------------
Service cost                                           $   509         $   331         $   312

Interest cost on projected benefit obligation            1,671           1,631           1,604
Expected return on plan assets                          (2,957)         (2,384)         (2,150)

Amortization of unrecognized prior service costs           461             164             149

Amortization of transition asset                          (300)           (300)           (300)
Amortization of net loss                                     2               -               -
Charges for plan curtailments                                -               -              56
-----------------------------------------------------------------------------------------------
Net pension credit                                     $  (614)        $  (558)        $  (329)
===============================================================================================
Postretirement Cost
-------------------
Service cost                                           $    80         $    63         $    57
Interest cost on accumulated benefit obligation            537             540             554
Expected return on plan assets                            (308)           (263)           (264)
Amortization of unrecognized prior service costs            53              53              35
Amortization of net loss (gain)                              6               3             (15)
Charges for plan curtailments                                -               -              26
-----------------------------------------------------------------------------------------------
Net postretirement benefit cost                        $   368         $   396         $   393
===============================================================================================
Pension and Postretirement Benefits
Weighted-average assumptions
 as of September 30
-----------------------------------
Discount rate                                             7.25%            6.0%           7.25%
Expected return on plan assets                             9.0%            9.0%            9.0%
Rate of compensation increase                              4.5%            4.5%            4.5%

Effective October 1, 1998, Lucent changed its method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs. Under the previous accounting method, the calculation of the market-related value of plan assets included only interest and dividends immediately, while all other realized and unrealized gains and losses were amortized on a straight-line basis over a five-year period. The new method used to calculate market-related value includes immediately an amount based on Lucent's historical asset returns and amortizes the difference between that amount and the actual return on a straight-line basis over a five-year period. The new method is preferable under Statement of Financial Accounting Standards No. 87 because it results in calculated plan asset values that are closer to current fair value, thereby lessening the accumulation of unrecognized gains and losses while still mitigating the effects of annual market value fluctuations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

The cumulative effect of this accounting change related to periods prior to fiscal year 1999 of $2,150 ($1,308 after-tax, or $0.43 and $0.42 per basic and diluted share, respectively) is a one-time, non-cash credit to fiscal 1999 earnings. This accounting change also resulted in a reduction in benefit costs in the year ended September 30, 1999 that increased income by $427 ($260 after-tax, or $0.09 and $0.08 per basic and diluted share, respectively) as compared with the previous accounting method. A comparison of pro forma amounts below shows the effects if the accounting change were applied retroactively:

                                                 Year Ended September 30,
                                                     1998       1997
Pro forma net income                               $ 1,276    $  657
            Earnings per share-basic               $  0.43    $ 0.23
            Earnings per share-diluted             $  0.42    $ 0.22


In 1999, Lucent changed its pension plan benefit for management, technical pay plan, and non-represented occupational employees hired on or after January 1, 1999, and certain U.S. employees of companies acquired since October 1, 1996, who are not participating currently in a defined benefit pension plan. These employees will receive a different pension benefit known as an account balance program, effective January 1, 2000. All other employees will retain their current pension benefits and are not affected by the new account balance program.

Lucent has several non-pension postretirement benefit plans. For postretirement health care benefit plans, Lucent assumed a 9.2% annual health care cost trend rate for 2000, gradually declining to 3.9% by the year 2005, after which the trend rate would remain at that level. The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                         1 Percentage Point
                                                         Increase   Decrease

Effect on total of service and interest cost components   $ 23       $ 20
Effect on postretirement benefit obligation               $371       $344

SAVINGS PLANS
Lucent's savings plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. Lucent matches a percentage of the employee contributions up to certain limits. Savings plan expense amounted to $314, $316 and $183 for the years ended September 30, 1999, 1998, and 1997, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN
Lucent's leveraged Employee Stock Ownership Plan ("ESOP") funds the employer contributions to the Long-Term Savings and Security Plan ("LTSSP") for non-management employees. The ESOP obligation is reported as debt and as a reduction in shareowners' equity. Cash contributions to the ESOP are determined based on the ESOP's total debt service less dividends paid on ESOP shares. As of September 30, 1999, the ESOP contained 18.8 million shares of Lucent's common stock. Of the 18.8 million shares, 16.2 million have been allocated under the ESOP and 2.6 million were unallocated. As of September 30, 1999, the unallocated shares had a fair value of $169.

11. STOCK COMPENSATION PLANS

Lucent has stock-based compensation plans under which outside directors and certain employees receive stock options and other equity-based awards. The plans provide for the grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards.

Stock options generally are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, have a 10-year term and vest within four years from the date of grant. Subject to customary anti-dilution adjustments and certain exceptions, the total number of shares of common stock authorized for option grants under the plans was 264 million shares at September 30, 1999.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

In connection with certain of Lucent's acquisitions, outstanding stock options held by employees of acquired companies became exercisable, according to their terms, for Lucent common stock effective at the acquisition date. These options did not reduce the shares available for grant under any of Lucent's other option plans. For acquisitions accounted for as purchases, the fair value of these options was included as part of the purchase price.

Lucent established an Employee Stock Purchase Plan (the "ESPP") effective October 1, 1996. Under the terms of the ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase common stock through June 30, 2001. The per share purchase price is 85% of the average high and low per share trading price of common stock on the New York Stock Exchange on the last trading day of each month. The amount that may be offered pursuant to this plan is 200 million shares. In 1999, 1998 and 1997, 6.8 million, 8.9 million and 12.5 million shares, respectively, were purchased under the ESPP and the employee stock purchase plan of an acquired company, at a weighted average price of $46.04, $23.93 and $12.77, respectively.

Lucent has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," and as permitted under SFAS No. 123, applies Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for its plans. Compensation expense recorded under APB No. 25 was $48, $77 and $37 for the years ended September 30, 1999, 1998, and 1997, respectively. If Lucent had elected to adopt the optional recognition provisions of SFAS No. 123 for its stock option plans and employee stock purchase plans, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                           Year Ended September 30,
                                     1999            1998            1997
NET INCOME
As reported                      $  4,766        $  1,035         $    449
Pro forma                        $  4,263        $    756         $    201

EARNINGS PER SHARE-BASIC
As reported                      $   1.57        $   0.35         $   0.16
Pro forma                        $   1.40        $   0.26         $   0.07

EARNINGS PER SHARE-DILUTED
As reported                      $   1.52        $   0.34         $   0.15
Pro forma                        $   1.31        $   0.24         $   0.07

The fair value of stock options used to compute pro forma net income and earnings per share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

WEIGHTED AVERAGE ASSUMPTIONS           1999        1998        1997
Dividend yield                         0.12%       0.18%       0.38%
Expected volatility:
  Lucent                               33.8%       28.2%       22.4%
  Acquisitions (1)                     57.5%       61.0%       66.0%
Risk-free interest rate                 5.2%        5.3%        6.3%
Expected holding period(in years)       3.6         4.1         4.4

(1) Pre-merger assumptions for companies acquired in a pooling-of-interests.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

Presented below is a summary of the status of Lucent stock options and the related transactions for the years ended September 30, 1999, 1998, and 1997.

                                                 Shares      Weighted Average
                                                 (000s)      Exercise Price
------------------------------------------------------------------------------
Options outstanding at October 1, 1996           86,266           $14.55
------------------------------------------------------------------------------
Granted/assumed* (1)(2)                         176,170           $15.19
Exercised                                       (15,967)          $ 6.88
Forfeited/expired (2)                           (63,310)          $24.92
------------------------------------------------------------------------------
Options outstanding at September 30, 1997       183,159           $12.26
------------------------------------------------------------------------------
Granted/assumed* (3)                            123,075           $27.95
Exercised                                       (39,404)          $ 9.78
Forfeited/expired                               (15,014)          $20.25
------------------------------------------------------------------------------
Options outstanding at September 30, 1998       251,816           $19.84
------------------------------------------------------------------------------
Granted/assumed*                                 52,576           $48.77
Exercised                                       (27,067)          $13.54
Forfeited/expired                               (10,870)          $23.00
------------------------------------------------------------------------------
Options outstanding at September 30, 1999       266,455           $26.06
==============================================================================

* Includes options converted in acquisitions.

(1) Includes options covering 51,013 shares of common stock granted under a broad-based employee plan at a weighted average exercise price of $11.15.

(2) Grants and forfeitures include options covering 23,039 and 25,598 shares of common stock exchanged or amended under pre-merger stock option repricing programs of a company acquired in a pooling-of-interests, at new exercise prices of $21.18 and $14.81, respectively.

(3) Includes options covering 32,355 shares of common stock granted under a broad-based employee plan at a weighted average exercise price of $37.34.

The weighted average fair value of Lucent stock options, calculated using the Black-Scholes option-pricing model, granted during the years ended September 30, 1999, 1998, and 1997 is $15.92, $12.26 and $3.65 per share, respectively.

The following table summarizes the status of stock options outstanding and exercisable at September 30, 1999:

                     --------------------------------     --------------------
                                       Stock Options            Stock Options
                                         Outstanding              Exercisable
                     --------------------------------     --------------------
                                Weighted
                                 Average    Weighted                Weighted
Range of                       Remaining     Average                 Average
exercise             Shares  Contractual    Exercise      Shares    Exercise
prices               (000s)  Life(Years)       Price      (000s)       Price
------------------------------------------------------------------------------
$ 0.01 to $ 11.14    72,396(1)      6.7       $10.29      12,792      $ 7.42
$11.15 to $ 23.07    70,150(1)      7.5        16.59      31,110       15.52
$23.08 to $ 29.09    21,947         8.8        27.42      20,715       27.48
$29.10 to $ 40.87    60,567         8.9        35.15       9,005       34.78
$40.88 to $ 61.78    25,587         9.2        49.86       5,964       52.44
$61.79 to $102.48    15,808         9.9        65.08          72       67.37
------------------------------------------------------------------------------
Total               266,455                   $26.06      79,658      $22.32
==============================================================================

(1) Approximately 43,869 options granted under a broad-based employee plan became exercisable on October 1, 1999.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

Other stock unit awards are granted under certain award plans. The following table presents the total number of shares of common stock represented by awards granted to employees for the years ended September 30, 1999, 1998, and 1997:

                                               Year Ended September 30,
                                           1999          1998         1997
Other stock unit awards granted (000s)      532         1,730        8,756
Weighted average market value of
  shares granted during the period       $31.82        $22.23       $12.00


12.  OPERATING SEGMENTS

Lucent adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," beginning with this Annual Report. This standard requires disclosure of segment information on the same basis used internally for evaluating segment performance and for deciding how to allocate resources to segments.

Lucent operates in the global telecommunications networking industry and has three reportable operating segments: Service Provider Networks ("SPN"), Enterprise Networks ("Enterprise"), and Microelectronics and Communications Technologies ("MCT"). SPN provides public networking systems and software to telecommunications service providers and public network operators around the world. Enterprise develops, manufactures, markets and services advanced communications products and data networking systems for business customers. MCT designs and manufactures high-performance integrated circuits, power systems and optoelectronic components for applications in the communications and computing industries. MCT also includes network products, new ventures and intellectual property.

The three reportable operating segments are strategic market units that offer distinct products and services. These segments were determined based on the customers and the markets that Lucent serves. Each market unit is managed separately as each operation requires different technologies and marketing strategies. Intersegment transactions that occur are based on current market prices and all intersegment profit is eliminated in consolidation.

Performance measurement and resource allocation for the reportable operating segments are based on many factors. The primary financial measure used is Operating income, exclusive of goodwill and existing technology amortization, and of purchased in-process R&D and other costs from business acquisitions (acquisition/integration-related costs).

Lucent employs shared service concepts to realize economies of scale and efficient use of resources. The costs of shared services, and other corporate center operations managed on a common basis, are allocated to the segments based on usage, where possible, or other factors based on the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

                                           REPORTABLE SEGMENTS
                                  --------------------------------------
                                                                               Other* &       Consolidated
YEAR ENDED 9/30/99                   SPN         ENTERPRISE        MCT         CORPORATE         TOTALS
-----------------------           --------       ----------     --------       ---------      ------------
External revenues                 $ 23,562       $  8,559       $  5,424       $    758        $ 38,303
Intersegment revenues                  183            195          1,318         (1,696)              -
  Total revenues                    23,745          8,754          6,742           (938)         38,303
Depreciation & amortization            690            134            489            493           1,806
Operating income/(loss)              4,563            616            944           (717)          5,406
Assets                              16,939          3,884          4,095         13,857          38,775
Capital expenditures                   675            266            707            567           2,215
----------------------------------------------------------------------------------------------------------

                                                                            Other* &     Consolidated
YEAR ENDED 9/30/98                  SPN         ENTERPRISE      MCT         CORPORATE       TOTALS
-----------------------           --------      ----------    -------       ---------    ------------
External revenues                 $19,108       $ 7,954       $ 4,628       $   116        $31,806
Intersegment revenues                 128           148         1,074        (1,350)             -
  Total revenues                   19,236         8,102         5,702        (1,234)        31,806
Depreciation & amortization           638           128           366           279          1,411
Operating income/(loss)             3,107           633           608        (1,710)         2,638
Assets                             12,978         3,421         3,298         9,666         29,363
Capital expenditures                  525           281           646           339          1,791
-----------------------------------------------------------------------------------------------------

                                                                               Other* &     Consolidated
YEAR ENDED 9/30/97                  SPN         ENTERPRISE         MCT         CORPORATE      TOTALS
-----------------------           --------      ----------      --------       ---------    ------------
External revenues                 $ 15,675       $  6,257       $  4,238       $  1,441        $ 27,611
Intersegment revenues                  136            130            905         (1,171)              -
  Total revenues                    15,811          6,387          5,143            270          27,611
Depreciation & amortization            730            218            332            219           1,499
Operating income/(loss)              1,517            668            549         (1,135)          1,599
Assets                               9,057          2,486          2,928         10,535          25,006
Capital expenditures                   447            202            686            409           1,744
--------------------------------------------------------------------------------------------------------

* The results of other smaller units and corporate operations are reported in Other and Corporate, including eliminations of internal business. Assets included in Other and Corporate consist principally of cash and cash equivalents, deferred income taxes, and prepaid pension costs.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

RECONCILING ITEMS

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:

                                                    Year ended September 30,
                                              1999            1998            1997
                                            --------        --------        --------
External Revenues
-----------------
Total reportable segments                   $ 37,545        $ 31,690        $ 26,170
Other operations                                 745              70           1,362
Corporate miscellaneous                           13              46              79
  Total revenues                            $ 38,303        $ 31,806        $ 27,611

Operating Income:
-----------------
Total reportable segments                   $  6,123        $  4,348        $  2,734
Acquisition/integration-related costs           (510)         (1,683)         (1,439)
Goodwill and existing technology
  amortization                                  (394)           (149)            (32)
Other and corporate                              187             122             336
Operating income                               5,406           2,638           1,599
Other income-net                                 443             128              97
Interest expense                                (406)           (254)           (238)

  Income before income taxes                $  5,443        $  2,512        $  1,458


PRODUCTS AND SERVICES REVENUES

The table below presents external revenue for groups of similar products and services:

Year Ended 9/30                            1999          1998          1997
                                          -------       -------       -------
Core Networking Systems (a)               $17,750       $14,412       $12,529
Wireless Products                           5,516         4,456         2,984
Business Communications Systems (b)         6,977         6,399         5,077
Microelectronics                            2,827         2,405         2,214
NetCare Professional Services                 768           483           274
Other (c)                                   4,465         3,651         4,533
    Totals                                $38,303       $31,806       $27,611

(a) Core Networking Systems includes switching and access products, data networking systems for service providers, optical networking products, communications software and engineering services.

(b) Business Communications Systems includes advanced communications products and messaging services.

(c) "Other" principally includes network products.

GEOGRAPHIC INFORMATION

                               EXTERNAL REVENUES (a)           LONG-LIVED ASSETS (b)
                               -----------------               -----------------
                                    Year Ended
                              -------------------------
September 30,           1999        1998        1997        1999        1998        1997
-----------------     -------     -------     -------     -------     -------     -------

United States         $26,116     $23,513     $20,858     $ 6,244     $ 5,422     $ 4,696

Foreign countries      12,187       8,293       6,753       1,812       1,531       1,188

          Totals      $38,303     $31,806     $27,611     $ 8,056     $ 6,953     $ 5,884

(a) Revenues are attributed to geographic areas based on the location of customers.

(b) Represents property, plant and equipment (net), and goodwill and existing technology.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

CONCENTRATIONS

Historically, Lucent has relied on a limited number of customers for a substantial portion of its total revenues. Revenues from AT&T Corp. accounted for approximately, 12%, 12% and 14% of consolidated revenues in the years 1999, 1998 and 1997, respectively, principally in the SPN segment. Lucent expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could materially and adversely affect Lucent's operating results. Lucent does not have a concentration of available sources of supply materials, labor, services or other rights that, if eliminated suddenly, could impact its operations severely.

13.  FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments, including derivative financial instruments were as follows:

                                            September 30, 1999             September 30, 1998
                                          Carrying         Fair          Carrying          Fair
                                           Amount          Value          Amount           Value
                                          -------         -------        --------         -------
ASSETS
Derivative and off-balance-sheet
instruments:
Foreign currency forward exchange
 contracts/options                        $    18         $    17         $    26         $     4
Letters of credit                               -               2               -               2
LIABILITIES
Long-term debt(1)(2)                      $ 4,083         $ 3,956         $ 2,408         $ 2,559
Derivative and off-balance-sheet
instruments:
Foreign currency forward exchange
 contracts/options                             36              27              25              (4)

(1) Excluding long-term lease obligations of $79 at September 30, 1999 and $1 at September 30, 1998.

(2) For September 30, 1998 reflects the reclassification of debt maturing within one year to long-term debt as a result of the November 19, 1998 sale of $500 ($495 net of unamortized costs) of 10-year notes.

The following methods were used to estimate the fair value of each class of financial instruments:

Financial Instrument                                Valuation Method
---------------------------------------------------------------------------------------
Long-term debt                         Market quotes for instruments with similar terms
                                        and maturities

Foreign currency forward exchange
 contracts/options                     Market quotes
Letters of credit                      Fees paid to obtain the obligations

The carrying amounts of cash and cash equivalents, investments, receivables and debt maturing within one year contained in the Consolidated Balance Sheets approximate fair value.

CREDIT RISK AND MARKET RISK
By their nature, all financial instruments involve risk, including credit risk for non-performance by counterparties. The contract or notional amounts of these instruments reflect the extent of involvement Lucent has in particular classes of financial instruments. The maximum potential loss may exceed any amounts recognized in the Consolidated Balance Sheets. However, Lucent's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and financial guarantees is limited to the amount drawn and outstanding on those instruments.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

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

DERIVATIVE FINANCIAL INSTRUMENTS
Lucent conducts its business on a multinational basis in a wide variety of foreign currencies. Consequently, Lucent enters into various foreign exchange forward and option contracts to manage its exposure against adverse changes in those foreign exchange rates. The notional amounts for foreign exchange forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. Generally, foreign currency exchange contracts are designated for firmly committed or forecasted sales and purchases that are expected to occur in less than one year. Gains and losses on all hedged contracts for firmly committed transactions and option contracts for anticipated transactions are deferred in Other current assets and liabilities, are recognized in income when the transactions occur, and are not material to the consolidated financial statements at September 30, 1999, and 1998. All other gains and losses on foreign currency exchange contracts are recognized in Other income-net as the exchange rates change.

Lucent engages in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. Hedge accounting treatment is appropriate for a derivative instrument when changes in the value of the derivative instrument are substantially equal, but opposite, to changes in the value of the exposure being hedged. Lucent believes that it has achieved risk reduction and hedge effectiveness, because the gains and losses on its derivative instruments substantially offset the gains on the assets, liabilities and transactions being hedged. Hedge effectiveness is periodically measured by comparing the change in fair value of each hedged foreign currency exposure at the applicable market rate with the change in market value of the corresponding derivative instrument.

The following table summarizes the notional amounts of these derivative financial instruments in U.S. dollars. In 1999, these notional amounts principally represent contracts in Canadian dollars, Brazilian reals, Singapore dollars, British pounds and Euro currencies (primarily Dutch guilders and German marks). Notional amounts represent the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged and are not a measure of market or credit exposure.

                                         Notional Amounts
                                          September 30,
                                         1999       1998
Foreign exchange forward contracts      $1,871     $1,518
Foreign exchange option contracts       $  303     $  130

Lucent may enter into certain interest rate swap agreements to manage its risk between fixed, floating and variable interest rates and long-term and short-term maturity debt instruments. There were no material interest rate swap agreements in effect during 1999 and 1998.

NON-DERIVATIVE AND OFF-BALANCE-SHEET INSTRUMENTS
Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of Lucent's reserve for possible credit and guarantee losses. At September 30, 1999, and 1998, in management's opinion, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

The following table presents Lucent's non-derivative and off-balance-sheet instruments for amounts committed but not drawn-down and the amounts drawn-down on such instruments. These instruments may exist or expire without being drawn upon. Therefore, the amounts committed but not drawn-down do not necessarily represent future cash flows.

                                  Amounts Committed          Amounts Drawn-
                                       But Not                 down and
                                     Drawn-down               Outstanding
                                     September 30,           September 30,
                                   1999        1998         1999       1998
                                 -------     -------      -------    -------
Commitments to extend credit...  $5,544      $2,086       $1,574     $  536
Guarantees of debt.............  $  108      $   87       $  312     $  205

COMMITMENTS TO EXTEND CREDIT
Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes.

GUARANTEES OF DEBT
From time to time, Lucent guarantees the financing for product purchases by customers and the debt of certain unconsolidated joint ventures. Requests for providing such guarantees are reviewed and approved by senior management. Certain financial guarantees are backed by amounts held in trust for Lucent or assigned to a third-party reinsurer.

LETTERS OF CREDIT
Letters of credit are purchased guarantees that ensure Lucent's performance or payment to third parties in accordance with specified terms and conditions which amounted to $931 and $805 as of September 30, 1999 and 1998, respectively.

SECURITIZATION
In September 1999, a subsidiary of Lucent sold approximately $625 of accounts receivable to a non-consolidated qualified special purpose entity ("QSPE") which, in turn, sold an undivided ownership interest in these receivables to entities managed by an unaffiliated financial institution. Additionally, Lucent transferred a designated pool of qualified accounts receivable of approximately $700 to the QSPE as collateral for the initial sale. Lucent's retained interest in the QSPE's designated pool of qualified accounts receivable has been included in Receivables. Lucent will continue to service, administer and collect the receivables on behalf of the purchaser. The impact of the above transaction reduced Receivables and increased cash flows from operating activities in the Consolidated Statements of Cash Flows by $600.

14. COMMITMENTS AND CONTINGENCIES

In the normal course of business, Lucent is subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at September 30, 1999, cannot be ascertained. While these matters could affect the operating results of any one quarter when resolved in future periods and while there can be no assurance with respect thereto, management believes that after final disposition, any monetary liability or financial impact to Lucent beyond that provided for at September 30, 1999, would not be material to the annual consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

In connection with the formation of Lucent from certain units of AT&T Corp. and the associated assets and liabilities of those units (the "Separation") and AT&T's distribution of its remaining interest in Lucent to its shareowners (the "Distribution"), Lucent, AT&T and NCR Corporation executed and delivered the Separation and Distribution Agreement, dated as of February 1, 1996, as amended and restated (the "Separation and Distribution Agreement"), and certain related agreements. The Separation and Distribution Agreement, among other things, provides that Lucent will indemnify AT&T and NCR for all liabilities relating to Lucent's business and operations and for all contingent liabilities relating to Lucent's business and operations or otherwise assigned to Lucent. In addition to contingent liabilities relating to the present or former business of Lucent, any contingent liabilities relating to AT&T's discontinued computer operations (other than those of NCR) were assigned to Lucent. The Separation and Distribution Agreement provides for the sharing of contingent liabilities not allocated to one of the parties, in the following proportions: AT&T: 75%,
Lucent: 22%, and NCR: 3%. The Separation and Distribution Agreement also provides that each party will share specified portions of contingent liabilities related to the business of any of the other parties that exceed specified levels.

ENVIRONMENTAL MATTERS
Lucent's current and historical operations are subject to a wide range of environmental protection laws. In the United States, these laws often require parties to fund remedial action regardless of fault. Lucent has remedial and investigatory activities under way at numerous current and former facilities. In addition, Lucent was named a successor to AT&T as a potentially responsible party ("PRP") at numerous "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or comparable state statutes. Under the Separation and Distribution Agreement, Lucent is responsible for all liabilities primarily resulting from or relating to the operation of Lucent's business as conducted at any time prior to or after the Separation including related businesses discontinued or disposed of prior to the Separation, and Lucent's assets including, without limitation, those associated with these sites. In addition, under such Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities paid out in excess of certain amounts by AT&T and NCR, including environmental liabilities.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. Lucent records an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Management expects that the amounts reserved will be paid out over the periods of remediation for the applicable sites, which typically range from 5 to 30 years. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily on internal or third-party environmental studies, and estimates as to the number, participation level and financial viability of any other PRPs, the extent of the contamination and the nature of required remedial actions. Accruals are adjusted as further information develops or circumstances change. The amounts provided for in Lucent's consolidated financial statements for environmental reserves are the gross undiscounted amount of such reserves, without deductions for insurance or third-party indemnity claims. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the financial statements. Although Lucent believes that its reserves are adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in Lucent's reserves or will not have a material adverse effect on Lucent's financial condition, results of operations or cash flows. Any possible loss or range of possible loss that may be incurred in excess of that provided for at September 30, 1999, cannot be estimated.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

LEASE COMMITMENTS
Lucent leases land, buildings and equipment under agreements that expire in various years through 2020. Rental expense under operating leases was $545, $425 and $335 for the years ended September 30, 1999, 1998 and 1997, respectively. The table below shows the future minimum lease payments due under non-cancelable leases at September 30, 1999. Such payments total $1,509 for operating leases. The net present value of such payments on capital leases was $81 after deducting imputed interest of $15.

                                            Year Ended September 30,
                                                                             Later
                                2000     2001     2002     2003     2004     Years
                                ----     ----     ----     ----     ----     -----

Operating leases ...........    $321     $265     $200     $163     $114     $446

Capital leases .............       2       41       20       20       13        -


Minimum lease payments......    $323     $306     $220     $183     $127     $446


15. SUBSEQUENT EVENTS

International Network Services

On October 15, 1999, Lucent merged with International Network Services "INS", a global provider of network consulting, design and integration. Pursuant to the merger agreement, the outstanding INS stock was converted into the right to receive approximately 49 million shares of Lucent common stock. In addition, Lucent assumed outstanding employee stock options covering approximately 16 million shares of Lucent common stock. The transaction will be accounted for as a pooling-of-interests.

Excel Switching Corporation

On November 3, 1999, Lucent merged with Excel Switching Corporation, a Hyannis, Massachusetts-based developer of programmable switches. Under the terms of the agreement, the outstanding Excel stock was converted into the right to receive approximately 22.3 million shares of Lucent common stock. The transaction will be accounted for as a pooling-of-interests.

Xedia Corporation

On November 12, 1999, Lucent merged with Xedia Corporation, a privately held Acton, Massachusetts-based maker of routers for corporate networks. Under the terms of the agreement, the outstanding Xedia capital stock and warrants were converted into the right to receive approximately 3.86 million shares of Lucent common stock. The transaction will be accounted for as a pooling-of-interests.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in Millions, Except Per Share Amounts)

16. QUARTERLY INFORMATION (UNAUDITED)

                                               FISCAL YEAR QUARTERS
                                        FIRST       SECOND      THIRD        FOURTH        TOTAL
                                       -------     --------     ------      ---------    ----------
Year Ended
  September 30, 1999
Revenues.........................     $ 9,741      $8,672      $9,315       $10,575      $ 38,303
Gross margin.....................       5,159       4,178       4,481         4,797        18,615
Net income before cumulative            1,231(a)      529(b)      750(c)        948(d)      3,458(a,b,c,d)
   effect of accounting change...
Cumulative effect of accounting
   change........................       1,308           -           -            -          1,308
Net income.......................     $ 2,539(a)   $  529(b)   $  750(c)    $   948(d)   $  4,766(a,b,c,d)
Earnings per
 common share - basic:
  Income before cumulative
   effect of accounting change...     $  0.41(a)   $ 0.17(b)   $ 0.25(c)    $ 0.31(d)    $ 1.14(a,b,c,d)
  Cumulative effect of accounting
   change........................        0.43           -           -            -         0.43
  Net income ....................     $  0.84(a)   $ 0.17(b)   $ 0.25(c)    $ 0.31(d)    $ 1.57(a,b,c,d)
Earnings per common share - diluted:
  Income before cumulative
   effect of accounting change...     $  0.40(a)   $ 0.17(b)   $ 0.24(c)    $ 0.30(d)    $ 1.10(a,b,c,d)
  Cumulative effect of accounting
   change........................        0.42           -           -            -         0.42
  Net income.....................     $  0.82(a)   $ 0.17(b)   $ 0.24(c)    $ 0.30(d)    $ 1.52(a,b,c,d)


Dividends per share.............      $  0.04      $ 0.00      $ 0.02       $ 0.02       $ 0.08
Stock price:(i)
   High.........................      56 15/16     60          68 11/16     79  3/4      79   3/4
   Low..........................      26 23/32     47          51   7/8     60           26 23/32
   Quarter-end close............      54 31/32     54          67  7/16     64  7/8      64   7/8

Year Ended
  September 30, 1998
Revenues........................      $ 9,079      $6,511      $7,642       $8,574       $31,806
Gross margin....................        4,447       2,958       3,555        4,131        15,091
Net income(loss)................          877(e)       88(f)     (150)(g)      220(h)      1,035(e,f,g,h)
Earnings(loss) per
  common share - basic...........     $  0.30(e)   $ 0.03(f)   $(0.05)(g)   $ 0.07(h)    $ 0.35(e,f,g,h)
Earnings(loss) per
 common share - diluted.........      $  0.29(e)   $ 0.03(f)   $(0.05)(g)   $ 0.07(h)    $ 0.34(e,f,g,h)
Dividends per share.............      $  0.0375    $ 0.00      $ 0.02       $ 0.02       $ 0.0775
Stock price:(i)
   High.........................      22 35/64     32  1/16    41 27/32     54  1/4      54  1/4
   Low..........................      18  3/32     18 23/64    32           34 3/16      18 3/32
   Quarter-end close............      19 31/32     31 31/32    41 19/32     34  5/8      34  5/8

(a) As a result of the 1999 acquisitions of Quadritek and Stratus, Lucent recorded an after-tax charge of $281 in the first quarter for purchased in-process research and development.

(b) As a result of the 1999 acquisitions of WaveAccess, Enable Ethernet, and Sybarus, Lucent recorded an after-tax charge of $15 in the second quarter for purchased in-process research and development. In addition, $24 of Stratus purchased in-process research and development was reversed.

(c) As a result of the merger with Ascend, Lucent recorded a charge to operating expenses of approximately $79 million (non-tax impacting)in the third quarter for direct merger-related costs.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Millions, Except Per Share Amounts)

(d) As a result of the mergers with Ascend and Nexabit, Lucent recorded pretax costs of $258 million ($191 million after-tax) in the fourth quarter primarily associated with assets impairments, integration-related charges and merger expenses. These costs principally include the write-off of Livingston goodwill and existing technology, certain product and system integration and direct merger expenses related to Nexabit.

(e) As a result of the 1998 acquisition of Livingston, Lucent recorded a non-tax charge of $427 in the first quarter for purchased in-process research and development.

(f) As a result of the 1998 acquisition of Prominet, Lucent recorded a non-tax charge of $157 in the second quarter for purchased in-process research and development.

(g) As a result of the 1998 acquisitions of Yurie and Optimay, Lucent recorded a non-tax charge of $668 in the third quarter for purchased in-process research and development.

(h) As a result of the 1998 acquisitions of SDX, MassMedia, LANNET, JNA and Stratus, Lucent recorded a charge of $431 ($427 after-tax) in the fourth quarter for purchased in-process research and development.

(i) Obtained from the Composite Tape. Stock prices have been restated to reflect the two-for-one splits of the Company's common stock effective April 1, 1998, and April 1, 1999.