Form 10-K, Exhibit 13
period 2004-09-30
LUCENT TECHNOLOGIES INC
filed 2004-12-03
CIK 1006240

EXHIBIT 13

LUCENT TECHNOLOGIES FINANCIAL REVIEW 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward-Looking Statements	F-2
Executive Summary	F-2
Application of Critical Accounting Estimates	F-4
Results of Operations	F-11
Results of Operations by Segment	F-22
Liquidity and Capital Resources	F-26
Quantitative and Qualitative Disclosures About Market Risk	F-33

Five-Year Summary of Selected Financial Data	F-36
Report of Management	F-37
Report of Independent Registered Public Accounting Firm	F-38

Consolidated Financial Statements
Consolidated Statements of Operations	F-39
Consolidated Balance Sheets	F-40
Consolidated Statements of Changes in Shareowners’ (Deficit) Equity	F-41
Consolidated Statements of Cash Flows	F-42

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies	F-43
2. Business Restructuring	F-47
3. Business Acquisitions and Divestitures	F-51
4. Supplementary Financial Information	F-53
5. Earnings (Loss) Per Common Share	F-54
6. Accumulated Other Comprehensive Income	F-56
7. Income Taxes	F-56
8. Debt Obligations and Early Extinguishment of Debt	F-59
9. Employee Benefit Plans	F-62
10. Stock Compensation Plans	F-68
11. Operating Segments	F-70
12. Financial Instruments	F-72
13. Commitments and Contingencies	F-76
14. Quarterly Information (Unaudited)	F-82

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management’s assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties include: fluctuations in the telecommunications market; our ability to compete effectively; our product portfolio and ability to keep pace with technological advances in our industry; our reliance on a limited number of key customers; our exposure to the credit risk of our customers; the pricing, cost and other risks inherent in our long-term sales agreements; the costs and risks associated with our pension and postretirement benefit obligations; the social, political and economic risks of our foreign operations; our reliance on third parties to manufacture most of our products; our ability to generate positive cash flow; existing and future litigation; our ability to protect our intellectual property rights and the expenses we may incur in defending such rights; the complexity of our products; changes to existing regulations or technical standards; compliance with environmental health and safety laws; and our ability to retain and recruit key personnel. For a more complete list and description of such risks and uncertainties, see the reports filed by us with the Securities and Exchange Commission. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this MD&A, whether as a result of new information, future events, changes in assumptions or otherwise.

EXECUTIVE SUMMARY

We design and deliver the systems, software and services that drive next-generation communications networks. Backed by Bell Labs research and development, we use our strengths in mobility, optical, access, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for our customers, while enabling them to quickly deploy and better manage their networks. Our customer base includes communications service providers, governments and enterprises worldwide.

We have three segments organized around the products and services we sell. The reportable segments are Integrated Network Solutions (“INS”), Mobility Solutions (“Mobility”) and Lucent Worldwide Services (“Services”).  INS provides a broad range of software and wireline equipment related to voice networking (primarily consisting of switching products, which we sometimes refer to as convergence solutions, and voice messaging products), data and network management (primarily consisting of access and related data networking equipment and operating support software) and optical networking. Mobility provides software and wireless equipment to support radio access and core networks. Services provides deployment, maintenance, professional and managed services in support of both our product offerings as well as multi-vendor networks.

Beginning in fiscal 2001, the global telecommunications market deteriorated, resulting from a decrease in the competitive local exchange carrier market and a significant reduction in capital spending by established service providers. This trend intensified during fiscal 2002 and continued into fiscal 2003. Reasons for the market deterioration included general economic slowdown, network overcapacity, customer bankruptcies, network build-out delays and limited availability of capital.

We believe that the market for telecommunications equipment has stabilized and is starting to grow in certain areas. The growing demands of enterprises and consumers for additional services tailored to their needs is creating the need for a new convergence of networks, technologies and applications.

Service providers are looking for ways to bundle packages of voice, data and video services by deploying converged networks that will give users more seamless and simple access to communications across both wireline and mobile networks. At the same time, they are looking for help to streamline their network operations and to manage their operating expenses more effectively.

We have been seeing a significant increase in discussions with our customers about how they will make that transition. They are looking for partners who have the knowledge, skill and staying power to help smooth the transition. More and more major multi-year plans are being developed for next-generation networks that will deliver IP-based multimedia services.

This is a long-term technology transition, which creates opportunities for us and our customers in growth areas such as mobile high-speed data, broadband access, metro optical networking and Voice over Internet Protocol (or VoIP) solutions, as well as professional and managed services. We are working to turn these technologies and opportunities into cost-effective offers for our customers.

To effectively compete, we have to continue our work to expand our customer base, continue to improve overall productivity and efficiency and be innovative in delivering new solutions to customers.

Capital spending in our target markets can change rapidly and can vary over short periods of time. As a result of this uncertainty, it is difficult to make accurate forecasts of near- and long-term results and cash flow. In addition, because a limited number of customers account for a significant amount of our revenue, our results are subject to fluctuation from changes in spending by one or more of these customers. This exposure to fluctuation is most prevalent in our Mobility segment.

As discussed in more detail throughout our MD&A:

•

Results of operations improved significantly during fiscal 2004. This improvement was driven by an increase in revenues, a higher gross margin rate and lower operating expenses as compared with fiscal 2003.

•

Revenues increased by 7% during fiscal 2004, following three consecutive years of significant declines in annual revenues. The increase in fiscal 2004 was driven by higher Mobility revenues, primarily due to higher CDMA sales in the U.S. as two of our large customers continued to upgrade their wireless networks and deploy additional capacity to support subscriber growth. Partially offsetting this increase were lower INS revenues, primarily driven by lower voice networking sales in the U.S., specifically with traditional circuit switching products, as carriers face weaker wireline demand and explore next generation networking technologies.  The sustained weakening of the telecommunications market and significant reduction in capital spending by service providers, among other factors, contributed to a 31% decline in revenues during fiscal 2003. The impact of product rationalizations and discontinuances under our restructuring program did not have a significant effect on the overall changes in our revenues during the past three fiscal years. However, certain product rationalization initiatives have reduced our total available market opportunities, such as our decision to discontinue our GSM offerings.

•

Our gross margin rate was 42%, 31% and 13% during fiscal 2004, 2003 and 2002, respectively. The improvement in fiscal 2004 and fiscal 2003 primarily resulted from the impact of cost reductions and product mix, as well as certain other items including lower inventory- and warranty-related charges. Product line discontinuances and the significant and rapid decline in revenues led to significant inventory charges and high-unabsorbed fixed costs during fiscal 2002.

•

We continued to reflect lower operating expenses through the completion of restructuring actions taken during the past few years. These actions resulted in net charges of $2.3 billion during fiscal 2002. During fiscal 2004 and 2003, net reversals of $20 million and $149 million were recognized due to changes in previously estimated costs for prior year plans. These revisions were mostly related to employee termination benefits and facility closing costs.

•

We recognized net recoveries of bad debt and customer financings of $230 million and $223 million in fiscal 2004 and 2003, respectively. These recoveries were primarily due to the favorable settlement of certain fully reserved notes and accounts receivable, and the expiration of certain customer financing guarantees. We recognized provisions for bad debts and customer financings of $1.3 billion during fiscal 2002 as a result of the significant weakening of the financial condition of certain customers.

•

We recognized charges of $56 million and $481 million during fiscal 2004 and 2003, respectively, in connection with the settlement of purported class action securities lawsuits and other related lawsuits against us and certain of our current and former directors and officers for alleged violations of federal securities laws, ERISA and related claims. The charges in fiscal 2004 primarily resulted from changes in the estimated fair value of the warrants that we expect to issue in connection with the global shareowner settlement.

•

We maintained a valuation allowance on substantially all of our deferred tax assets that primarily originated during fiscal 2002. As a result, federal and certain state and non-U.S. income taxes attributable to pre-tax income were not provided during fiscal 2004, nor did we record income tax benefits attributable to pre-tax losses during fiscal 2003 and 2002. We recognized an income tax benefit of $939 million and $233 million during fiscal 2004 and 2003, respectively, primarily as a result of valuation allowance reversals due to the recognition of certain carryback claims, including an $816 million federal net operating loss carryback claim during fiscal 2004 and additional benefits from the favorable resolution of certain income tax audit matters. Fiscal 2002 results included a tax provision of $4.8 billion despite a pre-tax loss from continuing operations of $7.1 billion due to the impact of establishing a full valuation allowance.

•	Cash and cash equivalents and marketable securities increased by $366 million to $4.9 billion during fiscal 2004, primarily from cash provided by operating activities.

Looking ahead to fiscal 2005, we expect our market and our business to grow as customers invest in revenue-generating services and more efficient network operations. Mobility should remain a strong growth sector as service providers continue their transition to 3G networks for mobile high-speed data services. We will continue to invest in every key area of convergence, manage the product cycle of declining legacy business and focus on growth in next-generation areas like VoIP, broadband access and metro optical. We will continue to manage our cost and expense profile as we work on expanding our revenue base in each of our segments as well as government and emerging markets outside of the United States. We expect fiscal 2005 annual revenues to grow on a percentage basis in the mid-single digits, which we believe is at or above the market growth rate; we expect our annual gross margin rate on a percentage basis will be in the low 40’s; and we expect annual operating expenses as a percentage of revenue to be about 30%. Actual results could be different from these expectations.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection of accounting policies and the application of significant accounting estimates, some of which require management to make significant assumptions. Actual results could differ materially from the estimated amounts. We believe that some of the more critical estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, pension and postretirement benefits, income taxes, legal contingencies, receivables and customer financing, inventories, business restructuring and intangible assets. Our critical accounting estimates were discussed with our Audit and Finance Committee of the Board of Directors.

The impact of changes in the estimates and assumptions pertaining to revenue recognition, inventories and goodwill and other acquired intangibles arising in fiscal 2004 is directly reflected in our segment results. The impact of changes in the estimates and assumptions related to goodwill and other acquired intangibles arising prior to fiscal 2004 and net deferred tax assets are not reflected in the segment results. However, the long-term forecasts supporting the realization and changes of those assets are significantly affected by the actual and expected results of each segment. Generally, the changes in estimates related to receivables, pension and postretirement benefits, restructuring program and litigation will not affect our segment results.

There were no accounting policies adopted during fiscal 2004 that had a material effect on our financial condition and results of operations. Refer to Note 1 to our consolidated financial statements for our significant accounting policies.

Revenue recognition

Most of our sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of multiple-element arrangements, the application of software revenue recognition rules, contract accounting and collectibility.

Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under our control.

Many of our products are integrated with software that is embedded in our hardware at delivery. In those cases where indications are that software is more than incidental and was a significant factor in the customer’s purchasing decision, such as where the transaction includes software upgrades or enhancements, we apply software revenue recognition rules which may affect the amount and timing of revenue recognition. In multiple element arrangements where software is considered more than incidental, fair value of an undelivered element is determined using vendor specific objective evidence.

The percentage of completion method of accounting is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. We make important judgments in estimating revenue and cost and in measuring progress toward completion. These judgments underlie our determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are revised periodically based on changes in circumstances. Revenues recognized under the percentage of completion method of accounting have increased during recent fiscal years and represented 24%, 18% and 13% of total revenues during fiscal 2004, 2003 and 2002, respectively.

The assessment of collectibility is critical in determining whether revenues should be recognized. As part of the revenue recognition process, we determine whether trade and notes receivable are reasonably assured of collection based on various factors, including our ability to sell the receivables and whether there has been deterioration in the credit quality of our customers that could result in our inability to collect or sell the receivables. In situations where we have the ability to sell the receivable, revenue is recognized up to the value we could reasonably expect to realize from the sale. Revenue and related costs are deferred if we are uncertain as to whether the receivable can be collected or sold. Revenue is deferred but costs are recognized when we determine that the collection or sale of the receivable is unlikely.

Deferred revenues were $593 million and $536 million as of September 30, 2004 and 2003, respectively.

Pension and postretirement benefits

Our results of operations include the impact of significant pension and postretirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets and expected participation rates in retirement health care plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. We are required to consider current market conditions, including changes in interest rates, in making these assumptions.

Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. Our net pension and postretirement credit (“net pension credit”) was $868 million, $669 million and $972 million during fiscal 2004, 2003 and 2002, respectively, excluding the impact of restructuring actions and discontinued operations. Approximately two-thirds of these amounts are allocated to operating expenses, with the balance in costs used to determine gross margin. The allocation is based on a recent comparison of salaries that are related to costs and those that are related to operating expenses. Refer to our Results of Operations section of this MD&A for a further discussion of changes in the net pension credit and the related impact on our results.

The expected rate of return on pension plan assets used to develop our pension credit is 8.75%, 8.75% and 9.0% during fiscal 2004, 2003 and 2002, respectively, and is determined at the beginning of the period. We plan to use an expected rate of return of 8.5% during fiscal 2005. Changes in the rate were generally due to lower expectations of future returns based on studies performed by our external investment advisors. Similar changes were made to our expected rate of return on postretirement plan assets for these reasons as well as for changes in the mix of assets held. A lower expected rate of return will reduce our net pension credit and profitability. The discount rate used to determine our pension credit was 5.75%, 6.5% and 7.0% during fiscal 2004, 2003 and 2002, respectively, and is determined at the beginning of the period. We expect to use 5.5% during fiscal 2005. Changes in the discount rate were due to declining interest rates. The discount rate is also volatile because it is determined based upon the prevailing rate as of the measurement date. Similar changes were made to the discount rate used to determine our postretirement benefit cost for these reasons. An additional 0.25% reduction will also be reflected in fiscal 2005 due to a shorter expected duration of postretirement plan obligations as compared to pension plan obligations. A lower discount rate generally will increase our net pension credit and profitability. The expected rate of return on pension plan assets and discount rate were determined in accordance with consistent methodologies as described in Note 9 to our consolidated financial statements.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the fiscal 2004 net pension credit by approximately $60 million. Likewise, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the fiscal 2004 net pension credit by approximately $190 million.

There have also been several recent developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003. These legislative changes and recent experience with participation rates for management retiree plans have required us to assess the expected future participation rates of certain retirees in the existing plans. We now assume that approximately 3% of all retirees subject to cost sharing will opt out of our plans on an annual basis beginning July 1, 2004. The impact of these participation rates favorably impacts our annual net pension credit and profitability by approximately $60 million. The impact of differences between actual and assumed experience will affect our net pension credit and profitability in the future through the amortization of actuarial gains or losses.

We have implemented various actions to reduce our share of retiree health care costs during recent periods, including the shifting of certain costs to our retirees. Our retiree health care obligations are determined using the terms of the current plans and consider the existing communication to retirees. Health care benefits for employees who retired prior to March 1, 1990 are not subject to annual dollar caps on the Company’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of the total retiree health care obligation. Management employees who retired on or after March 1, 1990 have paid amounts above their caps since 2001. The obligation related to plans covering formerly represented retirees who retired on or after March 1, 1990 assumed that annual dollar caps are effective and will be enforced beginning November 1, 2004. We have either waived or increased these caps in two prior negotiations. Our collective bargaining agreements expired on October 31, 2004 but were extended through November 8, 2004.

We entered into a tentative agreement with the unions on November 9, 2004, that will be submitted to union members for ratification by mid-December. The agreement will be effective November 1, 2004 and will expire on May 26, 2012, if ratified. The agreement addresses retiree health care benefits, among other items. We agreed to continue to subsidize these benefits up to the established cap level that is consistent with our current actuarial assumptions. Except for costs attributable to an implementation period ending on or before March 1, 2005 (which we will absorb), costs that are in excess of this capped level will be borne by the retirees in the form of premiums and plan design changes. We also agreed to establish a new $400 million trust that will be funded by us over eight years and managed jointly by trustees appointed by the Company and the unions. The trust will be used to mitigate the cost impact of premiums or plan design changes on retirees. The agreement also acknowledged that retiree health care benefits will no longer be a subject of bargaining between the Company and the unions.

As a result of these changes, our required obligation for retiree health care benefits is expected to increase by the net present value of the $400 million of committed contributions to the trust. This incremental cost will be amortized over the contract period. We also considered the substantive plan requirements of SFAS No. 106 and have determined that our obligation for retiree health care benefits is appropriately stated based on our past practice of shifting certain costs to retirees and the actions that are contemplated as a result of the new agreement. The net present value of the required contributions to the new trust is approximately one-third of the amount of the costs that are expected to be in excess of the capped level during the contract period.

The estimated accumulated benefit obligation related to the U.S. management employees’ pension plan and several other smaller pension plans exceeded the fair value of the plan assets as of September 30, 2004, 2003 and 2002.  This was due primarily to the decline in the discount rate used to estimate the pension liability as a result of declining interest rates in the United States and negative returns on the pension funds as a result of the overall decline in the equity markets in 2002 and 2001. Changes in the minimum pension liability reduced our shareowners’ deficit by $150 million during fiscal 2004 and increased our shareowners’ deficit by $594 million and $2.9 billion during fiscal 2003 and 2002, respectively.

The discount rate used to determine the minimum pension liability was 5.5%, 5.75% and 6.5% as of September 30, 2004, 2003 and 2002, respectively. Changes in the discount rates were due to the reasons described above.  Market conditions and interest rates significantly affect the future assets and liabilities of our pension plans, and similar changes might be required in the future. It is difficult to predict these factors due to highly volatile market conditions. Holding all other assumptions constant, a 0.5% decrease or increase in the discount rate would have increased or decreased the minimum pension liability by approximately $850 million as of September 30, 2004.

Income taxes

Changes in valuation allowances favorably impacted our results of operations by $1.2 billion during fiscal 2004 and unfavorably impacted our results of operations by $129 million and $7.9 billion during fiscal 2003 and 2002, respectively. Our valuation allowance on net deferred tax assets was $7.9 billion and $9.9 billion as of September 30, 2004 and 2003, respectively.

We have significant deferred tax assets, resulting from tax credit carryforwards, net operating loss carryforwards and deductible temporary differences that may reduce taxable income in future periods.  A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years even if income is reported in the current or recent quarters. Cumulative losses weigh heavily in the overall assessment. We determine cumulative losses on a rolling twelve-quarter basis.

As of September 30, 2001 and continuing through March 31, 2002, we provided valuation allowances on future tax benefits with relatively short carryforward periods, such as foreign tax credits, foreign net operating losses, capital losses and most state net operating losses. We believed it was more likely than not that the remaining net deferred tax assets of $5.2 billion as of September 30, 2001 and March 31, 2002, would be realized, principally based upon forecasted taxable income, generally within the 20-year research and development credit and net operating loss carryforward periods, giving consideration to substantial benefits realized to date through our restructuring program.

Several significant developments were considered in determining the need for a full valuation allowance during the third quarter of fiscal 2002, including the continuing and more severe market decline, increasing uncertainty and lack of visibility in the telecommunications market as a whole, a significant decrease in sequential quarterly revenue levels, a decrease in sequential earnings after several quarters of sequential improvement and the possible need for further restructuring and cost reduction actions to attain profitability.  As a result of our assessment, we established a full valuation allowance for our remaining net deferred tax assets as of June 30, 2002. Our net deferred tax assets have essentially remained fully reserved since then. Accordingly, federal and certain state and non-U.S. income taxes attributable to pre-tax income were not provided for during fiscal 2004. Income tax benefits attributable to pre-tax losses were also not provided for during fiscal 2003 and 2002. This has significantly impacted our results in each of these years.

During the fourth quarter of fiscal 2003, we filed a net operating loss carryback claim related to the carryback of our fiscal year 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T consolidated group. We reached a tentative agreement with the Internal Revenue Service (the “IRS”) on September 1, 2004 that allowed for a tax refund of $816 million (plus statutory interest to the date of payment), subject to approval by the Congressional Joint Committee on Taxation (the “Joint Committee”). The tax benefit related to the claim was not recognized at that time or prior to that time because it was related to a complex matter and there was no assurance that the approval from the Joint Committee would be obtained. On November 8, 2004, we received written confirmation from the IRS that the Joint Committee approved our tentative agreement with the IRS and that our agreement with the IRS was final. We were required to reassess the realizability of our net operating loss carryforwards as of September 30, 2004, because the Joint Committee’s final approval was received prior to the issuance of our consolidated financial statements. As a result, we recognized an $816 million income tax benefit from the reversal of valuation allowances and interest income of $45 million during the fourth quarter of fiscal 2004.

We expect to receive the refund during fiscal 2005, following completion of the IRS’s audit of our 2001 federal income tax return. The refund will be paid by the IRS to AT&T and the entire refund amount will become payable by AT&T to us under our tax sharing agreements with AT&T. We do not believe there are any other matters that would impact the refund claim.

We reversed $17 million of valuation allowances related to three non-U.S. tax jurisdictions during fiscal 2004. We determined that it was more likely than not that these net deferred tax assets were realizable based upon the income projections and certain other factors for those jurisdictions. We were not in a cumulative loss position in these jurisdictions as of September 30, 2004.

We expect to continue to maintain a full valuation allowance on our remaining net deferred tax assets until an appropriate level of profitability is sustained, or we are able to develop tax strategies that would enable us to conclude that it is more likely than not that a portion of our deferred tax assets will be realizable.

We were profitable during all quarters of fiscal 2004 and the fourth quarter of fiscal 2003. If we continue to generate comparable profits we will no longer be in a U.S. cumulative loss position by the fourth quarter of fiscal 2005. If this occurs, we will consider the extent to which we can rely on future income forecasts to support the realization of our net U.S. deferred tax assets. These income forecasts will be considered in conjunction with other positive and negative evidence, including our forecasts of taxable income over the applicable carryforward periods, our current financial performance, our market environment, and other factors, in evaluating the need for a full or partial valuation allowance. Similar analysis will continue to be performed in other jurisdictions where we are no longer in a cumulative loss position.

As a result, we may determine in fiscal 2005 that it is more likely than not that a portion of our net deferred tax assets is realizable and a portion of the valuation allowance should be reversed. Although any reversal of valuation allowances will favorably impact our results of operations in the period of the reversal, federal and certain state and non-U.S. income taxes attributable to pre-tax income will need to be provided for in subsequent periods, which will reduce net income.

We assess the likelihood of the ultimate determination of various contingent tax liabilities that arise in many different tax jurisdictions. These tax matters can be complex in nature and uncertain as to the ultimate outcome. We establish reserves for tax contingencies when we believe an unfavorable outcome is likely to occur and the liability can be reasonably estimated, similar to accounting for other contingencies. Although we believe these positions are fully supportable, we consider the likelihood of potential challenges and sustainability of such challenges upon examination. Changes in our tax reserves have occurred and are likely to continue to occur as our assessments change based on current facts and circumstances such as further developments and progress of tax examinations in various jurisdictions. The net impact of the reassessments of such changes resulted in the recognition of income tax benefits of $142 million, $77 million and $82 million during fiscal 2004, 2003 and 2002, respectively.

Legal contingencies

We are subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to securities, environmental, labor, product and other matters. These contingencies are often resolved over long periods of time. We assess the likelihood of any adverse judgments in or outcomes to these contingencies, as well as potential ranges of possible losses. Reserves are established when it is probable that a liability has been incurred or an asset has been impaired and the amount of the loss can be reasonably estimated based on a detailed analysis of each individual issue, often with the assistance of outside legal counsel. We also determine whether disclosures are required for each individual contingency based on this assessment. There are several hundred contingencies that are currently being assessed. Most of these contingencies are not currently reserved because we have determined that it is not probable that a loss has been incurred. New developments, such as a change in settlement strategy, may change our assessment as to the likely outcome or potential range of possible losses. Our most significant reserves are related to our global shareowners’ settlement and environmental matters that are discussed in Note 13 to our consolidated financial statements along with our other significant matters.

In connection with our global shareowner settlement, we expect to issue warrants to purchase 200 million shares of our common stock at $2.75 per share. The estimated fair value of the warrants was $252 million and $161 million as of September 30, 2004 and 2003, respectively. Key assumptions used to determine the estimated fair value of the warrants using the Black-Scholes option pricing model as of September 30, 2004 and 2003, respectively, included the closing price of our common stock of $3.17 and $2.16, a risk-free interest rate of 3.36% and 2.42% and volatility of 49.91% and 66.93%. Volatility was based on the implied volatility (bid) of our publicly traded 2007 option with a $2.50 strike price. Charges related to the warrants were $91 million and $161 million during fiscal 2004 and 2003, respectively. Our future results of operations are likely to be impacted by changes in the estimated fair value of the warrants until they are issued.

Receivables and customer financing

We are required to estimate the collectibility of our trade receivables and notes receivable. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer and the related aging of past due balances. Our reserves are determined by using percentages applied to certain categories of aged receivables. We also evaluate specific accounts when we become aware of information indicating that a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, lower credit ratings or bankruptcy. Reserve requirements are based on the best facts available to us and are re-evaluated and adjusted as additional information is received. Typically, reserves are reduced only when agings improve or customer settlement proceeds are recovered. Recoveries are generally the result of direct negotiations with the customer, resolutions in bankruptcy or legal actions.

Our provision for (recovery of) bad debts and customer financings were ($230) million, ($223) million and $1.3 billion during fiscal 2004, 2003 and 2002, respectively. Receivables of $1.4 billion and $1.5 billion were net of reserves of $110 million and $246 million as of September 30, 2004 and 2003, respectively. Drawn commitments of $4 million and $27 million under our customer-financing program were net of $135 million and $415 million of reserves as of September 30, 2004 and 2003, respectively. Additional provisions or recoveries may occur in the future due to changes in the financial condition of our customers or as settlements of past due balances are reached.

Inventories

In assessing the ultimate realization of inventories, we make judgments as to future demand requirements and compare these with the current or committed inventory levels. Reserve requirements generally increase as our projected demand requirements decrease due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.

We incurred net inventory charges of $17 million, $56 million and $621 million during fiscal 2004, 2003 and 2002, respectively. We experienced significant charges related to changes in required reserves during fiscal 2002 due to changes in strategy, discontinuing product lines, and rapid weakening of market conditions. Inventories of $822 million and $632 million were net of reserves of $720 million and $980 million as of September 30, 2004 and 2003, respectively. It is possible that changes in inventory reserves may be required in the future if there is a rapid change in the demand for our products due to fluctuations in market conditions or to new technological developments.

Business restructuring

Our restructuring reserves reflect many estimates, including those pertaining to employee separation costs, inventory, contractual obligations, facility exit costs and proceeds from asset sales. We reassess the reserve requirements for completing each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. We have recognized significant reversals or charges related to revisions of our estimates for certain restructuring plans initiated in prior periods. Liabilities associated with our restructuring program were $220 million and $467 million as of September 30, 2004 and 2003, respectively. Most of the remaining reserve requirements are related to leases on exited facilities as of September 30, 2004. Facility exit costs of $202 million are expected to be paid over the remaining lease terms, ranging from several months to 11 years, and are reflected net of expected sublease rental income of $137 million. Additional charges or reversals may be required if the expected amount of sublease rental income changes in the future or if other circumstances change. Refer to Note 2 to our consolidated financial statements for more information including the impact of restructuring actions on our results of operations.

Intangible assets

Our intangible assets include goodwill and other acquired intangibles of $434 million, development costs for software to be sold, leased or otherwise marketed of $284 million and internal use software development costs of $142 million as of September 30, 2004. As a result of the Telica acquisition in fiscal 2004, we recorded $238 million of goodwill and acquired intangible assets. Refer to Note 3 to our consolidated financial statements for information related to the purchase price allocation.

Prior to October 1, 2002, goodwill and identifiable intangible assets were amortized on a straight-line basis over their estimated useful lives. With the adoption of SFAS No. 142 on October 1, 2002, goodwill is no longer amortized but is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred. Other intangible assets are reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. We recognized significant impairment charges during fiscal 2003 and 2002, and similar charges may be required in the future.

The initial goodwill impairment test under SFAS No. 142 was completed during the first quarter of fiscal 2003 and resulted in no transitional impairment loss. We assessed the realizability of goodwill related to our multi-service switching reporting unit within INS during the third quarter of fiscal 2003 as a result of business decisions to partner with other suppliers to use their products in our sales offerings. The reporting unit’s fair value was determined using projected cash flows over a seven-year period discounted at 15% after considering terminal value and related cash flows associated with service revenues. The excess of the carrying amount of the reporting unit’s goodwill over its implied fair value in the amount of $35 million was recognized as an impairment charge in the third quarter of fiscal 2003. Annual goodwill impairment tests completed during the fourth quarter of fiscal 2004 and 2003 did not result in an impairment loss.

During fiscal 2002, the continued decline in the telecommunications market prompted a reassessment of all key assumptions underlying our goodwill valuation judgments, including those relating to short- and long-term growth rates. As a result of our analysis, we determined that an impairment charge of $975 million, including $826 million related to goodwill was required because the forecasted cash flows were less than the carrying values of certain businesses. The goodwill impairment related primarily to goodwill recognized in connection with our September 2000 acquisition of Spring Tide Networks. Fair values were determined on the basis of discounted cash flows.

We recognized approximately $200 million of impairment charges related to capitalized software and $50 million of impairment charges related to property, plant and equipment during fiscal 2002. These charges were primarily related to delays and increasing uncertainties in the development of the universal mobile telecommunications systems (“UMTS”) market. We recognized an additional $50 million impairment charge related to the remaining UMTS capitalized software during fiscal 2003. Software development costs related to UMTS technology were expensed as incurred during fiscal 2004 and 2003.

RESULTS OF OPERATIONS

Revenues

	Years ended September 30,
(in millions)	2004		2003		2002
INS	$2,984	33%	$3,300	39%	$4,599	37%
Mobility	4,007	44%	3,080	36%	4,444	36%
Services	1,932	21%	1,840	22%	2,761	23%
Optical fiber business	—	—%	—	—%	114	1%
Other	122	2%	250	3%	403	3%

Revenues	$9,045	100%	$8,470	100%	$12,321	100%

U.S.	$5,517	61%	$5,149	61%	$8,150	66%
Other Americas (Canada, Caribbean & Latin America)	538	6%	424	5%	717	6%
EMEA (Europe, Middle East & Africa)	1,293	14%	1,207	14%	1,762	14%
APAC (Asia Pacific & China)	1,697	19%	1,690	20%	1,692	14%

Revenues	$9,045	100%	$8,470	100%	$12,321	100%

Fiscal 2004 vs. 2003

Revenues increased by 7% during fiscal 2004, primarily due to a $927 million increase in Mobility and a $92 million increase in Services, partially offset by a $316 million decline in INS and a $128 million decline in other revenues. The decrease in other revenues was due to decline in patent licensing revenue. The segment discussion later in this MD&A contains information on changes in revenues by segment and product.

The increase in the United States was primarily due to higher spending by Verizon Wireless and Sprint to upgrade their CDMA wireless networks and deploy additional capacity to support subscriber growth. Sales to these two customers increased by approximately $1.0 billion and accounted for 38% of our consolidated sales during fiscal 2004. The increase in Other Americas was primarily driven by higher DSL and wireless revenue in Canada, Mexico and Brazil. The increase in EMEA was primarily due to higher sales of optical products and UMTS data cards in Europe and sales in Iraq. Revenues from customers located in China represented 10% and 11% of consolidated revenues during fiscal 2004 and 2003, respectively.

Our revenues are subject to fluctuation as a result of changes in customer spending patterns and short-term capital requirements, as well as the timing of customer acceptances. The impact of changes in foreign currency rates did not have a significant effect on our consolidated revenues in all periods presented.

Fiscal 2003 vs. 2002

Revenues decreased by 31% during fiscal 2003. The significant reduction in capital spending by large service providers was the primary reason for the decline. The net decrease in revenues was primarily due to a $1.3 billion decrease in INS, a $1.4 billion decrease in Mobility, and a $921 million decrease in Services.

The decline in revenues affected all geographic areas. United States revenues declined 37% in fiscal 2003, primarily as a result of spending reductions by large service providers. Other Americas revenues declined in fiscal 2003 by 41%, primarily due to the economic instability in Latin America. EMEA revenues declined by 31% compared with the prior period, primarily due to lower spending for optical networking products, resulting from service provider overcapacity and to a lesser extent, lower revenues from a long-term project in Saudi Arabia. Revenues in the APAC region were fairly consistent with the prior period, due to sales related to a CDMA wireless network build-out in India and ongoing wireline and wireless build-outs in China.

Gross Margin

	Years ended September 30,
(in millions)	2004	2003	2002
Gross margin	$3,779	$2,652	$1,552
Gross margin rate	42%	31%	13%

The most significant costs used in determining our gross margin are the cost of materials, components and manufacturing that are sourced from third parties. These costs are negotiated through supply agreements and fluctuate with changes in sales volume. Employee-related costs, such as salaries and related benefits associated with services, logistics and warehousing and other direct supply chain functions, are also included. Employee-related costs are more fixed in nature and will not usually fluctuate based on changes in sales volume. However, employee-related costs may change as a result of actions to align our resources to market conditions, annual salary or wage increases or changes in employee benefits, including those related to pension or health care costs for active employees and retirees. A portion of employee-related costs are subject to collective bargaining agreements. To a lesser extent, amortization of software development costs, certain other overhead items related to IT and facility related costs, as well as charges associated with warranty and inventory values, are also used in determining gross margin. Most of the costs used in determining gross margin are included in our reportable segments.

Our gross margin rate is subject to fluctuation due to changes in volume, or mix, the impact of significant inventory-related charges and revisions to estimates related to long-term contracts. In addition, our gross margin rate may be impacted by other factors, such as competitive pricing pressures, the initial impact of sales of next generation products, our efforts in entering emerging markets and our ability to continue to realize cost reductions.

Fiscal 2004 vs. 2003

The gross margin rate increased by 11 percentage points in fiscal 2004 from fiscal 2003.

Certain items accounted for four percentage points of the improvement in the gross margin rate in fiscal 2004. These items favorably affected the gross margin rate by approximately one percentage point during fiscal 2004, and negatively affected the gross margin rate by approximately three percentage points during fiscal 2003. The changes between periods reflected lower provisions for slow-moving and obsolete inventories, including inventories associated with customers experiencing financial difficulties; costs associated with supplier and customer contract settlements; adjustments to long-term contracts; costs associated with warranty; and certain customer obligations and product performance issues.

Sales volume favorably impacted the gross margin rate by approximately one percentage point, because the fixed costs were spread over higher revenue levels.

Lower intellectual property licensing revenues and higher short- and long-term employee incentive awards each unfavorably impacted the gross margin rate by approximately one percentage point.

Cost reductions and the impact of product and geographic mix accounted for eight percentage points of improvement in the gross margin rate. Cost reductions were realized primarily from supply chain rationalization and efficiency gains, as well as product redesign. We also realized savings from employee workforce reductions primarily in the Services segment in fiscal 2004. Increased sales of certain U.S. Mobility products with higher gross margin contributed to the gross margin rate improvement. Historically, our Mobility gross margin rate was higher than the INS and Services gross margin rates. Our gross margin rate was also higher in the U.S. compared to non-U.S. regions. These trends are expected to continue in fiscal 2005.

Fiscal 2003 vs. 2002

The gross margin rate increased by approximately 18 percentage points in fiscal 2003 from fiscal 2002, despite a 31% decline in sales volume.

Inventory and other charges negatively affected the gross margin rate by approximately three percentage points during fiscal 2003 and 13 percentage points during fiscal 2002, resulting in an improvement of 10 percentage points. The higher charges during fiscal 2002 were primarily related to issues or events associated with customers experiencing financial difficulties (in some cases, declaring bankruptcy or becoming insolvent), costs associated with supplier and customer contract settlements, higher provisions for slow-moving and obsolete inventory, adjustments to long-term projects and higher than expected costs due to certain customer obligations and product performance issues.

We recognized $26 million in reversals and $64 million in charges during fiscal 2003 and 2002, respectively, for inventory associated with product line rationalizations and product line discontinuances under our restructuring program. The inventory reversal had a negligible favorable impact on the gross margin rate in fiscal 2003 and had a one-percentage point negative impact on the gross margin rate in fiscal 2002.

The remaining improvement in the gross margin rate was due to cost reductions realized from supply chain rationalization and efficiency gains, which accounted for six percentage points of improvement. We reduced costs across the supply chain through internal restructuring and efficiencies, product redesign and resourcing products to lower cost regions. To a lesser extent, the improvement was due to favorable product mix, including a higher proportion of intellectual property licensing revenues to total revenues.

Operating Expenses

	Years ended September 30,
(in millions)	2004	2003	2002
Selling, general and administrative (“SG&A”) expenses,
excluding the following two items:	$1,523	$1,717	$2,466
Provision for (recovery of) bad debts and customer financings	(230)	(223)	1,253
Amortization of goodwill and other acquired intangibles	3	15	250

SG&A	1,296	1,509	3,969
Research and development (“R&D”)	1,270	1,488	2,310
In-process research and development (“IPR&D”)	14	—	—
Goodwill impairment	—	35	826
Business restructuring	(20)	(158)	1,426

Operating expenses	$2,560	$2,874	$8,531

The most significant cost included in operating expenses is salaries and related employee benefits associated with selling, general and product development functions. These employee-related expenses are usually more fixed in nature and do not fluctuate significantly with short-term changes in revenue levels, unless there are changes in staffing levels to align employee resources with market conditions. However, employee related expenses may change as a result of salary increases or changes in related benefits, including those related to pension or health care for active employees and retirees. Salary increases are usually provided to employees on an annual basis and historically have been between 3% and 4%. Changes in the funding levels of short- and long-term employee incentive awards may also impact trends between various periods. To a lesser extent, third party consulting fees and certain other overhead items such as IT and facility related costs are also included in operating expenses. Most of the SG&A expenses are included in our global sales organization and shared services, such as general corporate functions. In contrast, most of the R&D expenses are directly associated with research and product development of our wireline and wireless products and included in our reportable segments.

SG&A expenses

Fiscal 2004 vs. 2003

Excluding bad debts and customer financings and amortization of other acquired intangibles, SG&A expenses decreased by $194 million or 11% during fiscal 2004. The decrease was primarily a result of employee workforce reductions under our restructuring program and other cost saving initiatives that limited discretionary spending. Our restructuring program is complete and is not expected to further reduce SG&A expense levels during fiscal 2005.

SG&A included approximately $100 million of higher accruals for short- and long-term employee incentive awards during fiscal 2004. The comparability of SG&A levels was also impacted by additional depreciation and other related charges of $108 million recognized during fiscal 2003 due to the shortening of the estimated useful lives of several properties that were in the process of being sold at the time.

Fiscal 2003 vs. 2002

Excluding provisions for bad debts and customer financings and amortization of goodwill and other acquired intangibles, SG&A expenses decreased by $749 million or 30% during fiscal 2003. The decrease was primarily a result of employee workforce reductions under our restructuring program and other cost savings initiatives that limited discretionary spending. These savings were partially offset by accelerated depreciation and other related charges discussed above. Most of the SG&A reductions resulted from lower spending in our global sales organization, shared services such as general corporate functions and INS.

Provision for (recovery of) bad debts and customer financings

In the past, we provided substantial long-term financing to some of our customers as a condition of obtaining or bidding on infrastructure projects. Such financing took the form of both commitments to extend credit and third-party financial guarantees. These commitments were extended to established companies, as well as start-up companies, and ranged from modest amounts to more than a billion dollars.  Our overall customer financing exposure, coupled with the rapid and sustained decline in telecommunications market conditions, negatively affected our results of operations and cash flows in fiscal 2002. We may provide or commit to additional customer financings on a limited basis. Significant recoveries were realized during fiscal 2004 and 2003. Further recoveries or charges may occur in the future.

Fiscal 2004 and 2003

We had net recoveries of bad debts and customer financings of $230 million and $223 million, during fiscal 2004 and 2003, respectively. These recoveries included charges for bad debts and customer financings of $24 million and $100 million during fiscal 2004 and 2003, respectively. Recoveries were realized from the favorable settlement of certain fully reserved notes receivable and accounts receivable, significantly lower bad debt and customer financing exposure and the expiration of certain customer financing guarantees. Settlements generally occur through debt workout procedures, including consummation of bankruptcy proceedings.

Fiscal 2002

The significant provisions reflected in fiscal 2002 were net of recoveries of $44 million. These provisions were realized due to the deterioration in the creditworthiness of certain customers as a result of the decline in the telecommunications market.

Amortization of goodwill and other acquired intangibles

We adopted FAS 142 during the first quarter of fiscal 2003. As a result, we no longer amortize goodwill but test for impairment annually or more often if an event or circumstance indicates that an impairment may have occurred. Our goodwill was $373 million as of September 30, 2004.

Amortization of other acquired intangibles was $3 million, $15 million and $42 million during fiscal 2004, 2003 and 2002, respectively. We expect the annual amortization of other acquired intangible assets to increase by approximately $13 million during fiscal 2005 as a result of higher amortization for intangible assets acquired in the Telica acquisition in the fourth quarter of fiscal 2004.

R&D

Our continuing R&D investment is focused on enhancing and expanding our broad portfolio of leading edge technologies. In Mobility, our R&D investment is focused primarily on CDMA and UMTS next-generation technologies and includes expenses associated with UMTS product trials with certain customers. This investment continues to support our leadership position in spread-spectrum technology and our development of high-speed mobile data solutions. Our INS R&D investment supports a broad array of current and next-generation technologies, including VoIP, metro optical and broadband networking solutions. Together, Mobility and INS share R&D investment in a unified softswitch platform to support both wireless and wireline applications. Our R&D investment also supports reshaping our product portfolio to capture convergence opportunities and Bell Labs long-term research programs in such areas as computer science, materials science and bioengineering. We believe our current R&D spending levels and plans are aligned with current and expected market opportunities.

R&D costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. The amortization of these costs was reflected as a cost component in determining our gross margin. Unamortized software development costs determined to be in excess of the net realizable value of the product are expensed immediately and reflected in R&D if such determination is made prior to when the product is available for general release to the customer.

Costs capitalized for the development of computer software that will be sold, leased or otherwise marketed were $258 million, $313 million and $485 million during fiscal 2004, 2003 and 2002, respectively.  The amortization of these costs was reflected as a cost component in determining gross margin and amounted to $281 million, $291 million and $365 million during fiscal 2004, 2003 and 2002, respectively.

Fiscal 2004 vs. 2003

R&D expenses decreased by $218 million or 15% in fiscal 2004, primarily due to employee workforce reductions and product rationalizations under our restructuring program. Our restructuring program is complete and not expected to further reduce R&D expenses during fiscal 2005. R&D expenses included approximately $175 million of higher accruals for short- and long-term employee incentive awards during fiscal 2004 and a $50 million UMTS impairment charge during fiscal 2003.

Fiscal 2003 vs. 2002

R&D expenses decreased by $822 million or 36% in fiscal 2003 primarily due to employee reductions and product rationalizations. Approximately 84% of the reduction for fiscal 2003 was reflected in INS, due to the greater number of INS product rationalizations. In addition, R&D expense included impairment charges of $50 million and $250 million during fiscal 2003 and 2002, respectively.

In-Process Research and Development (IPR&D)

IPR&D charges of $14 million resulted from the acquisition of Telica. Refer to Note 3 to our consolidated financial statements for information regarding the purchase price allocation.

Goodwill impairment

Fiscal 2003

Our business decisions to partner with other suppliers to use their products in our sales offerings prompted an assessment of the recoverability of certain goodwill associated with the multi-service switching reporting unit within INS during the third quarter of fiscal 2003. The excess of the carrying amount of the reporting unit’s goodwill over its implied fair value was recognized as a $35 million impairment charge.

Fiscal 2002

The continued, sharper decline in the telecommunications market prompted an assessment of all key assumptions underlying goodwill valuation judgments, including those related to short- and long-term growth rates. The excess of the carrying amount over the estimated fair value of the goodwill previously recognized in connection with the acquisition of Spring Tide was recognized as an $826 million impairment charge.

Business restructuring

	Years ended September 30,
(in millions)	2004	2003	2002
Employee separations	$(14)	$(47)	$799
Contract settlements	(15)	(16)	(93)
Facility closings	12	17	301
Other	(3)	(18)	16

Restructuring costs (reversals)	(20)	(64)	1,023
Asset write-downs	1	(120)	458
Net gains on sales	(1)	—	(140)
Impairment of goodwill	—	35	826
Impairment of other intangible assets	—	—	149

Net charge (reversal)	$(20)	$(149)	$2,316

Included in:
Costs	$—	$(26)	$64
Operating expenses	(20)	(158)	1,426
Goodwill impairment	—	35	826

Total	$(20)	$(149)	$2,316

During the second quarter of fiscal 2001, we committed to and began implementing a restructuring program to realign resources to market conditions and focus on the large service providers. We assessed our product portfolio and associated R&D, and then streamlined the rest of our operations to support those reassessments. We eliminated some marginally profitable or non-strategic product lines, merged certain technology platforms, consolidated development activities, eliminated management positions and many duplications in marketing functions and programs, centralized our sales support functions and sold or leased certain of our manufacturing facilities and made greater use of contract manufacturers. We sold or disposed of the assets related to the eliminated product lines, closed facilities and reduced the employee workforce on a global basis.

Since the inception of the restructuring program, we reduced our employee workforce by approximately 74,200 employees, to approximately 31,800 employees as of September 30, 2004 (including the impact of attrition and other employee workforce reductions in the ordinary course of business). In addition, the restructuring plans included the exit of a significant number of owned and leased facilities, totaling approximately 15.9 million square feet. All of these sites were exited as of September 30, 2003.

We have completed the restructuring actions but continue to evaluate the remaining restructuring reserves at the end of each reporting period. Additional charges or reversals may be required if the expected amount of sublease rental income changes in the future or if other circumstances change.

Refer to Note 2 to our consolidated financial statements for additional details on our business restructuring program.

Fiscal 2004

The net reversals were primarily related to employee separations and net contract settlements for amounts lower than originally estimated. Net facility-closing charges were due to changes in estimated costs and reductions in expected sublease rental income.

Fiscal 2003

The net reversals were primarily related to actual termination benefits and curtailment costs for employee separations that were lower than the estimated amounts due to certain differences in actual versus assumed demographics, including age, service lives and salaries of the separated employees. In addition, net contract settlement reversals were related to the settlement of certain contractual obligations and purchase commitments for amounts lower than originally estimated. Facility closing charges were primarily due to lower estimates for expected sublease rental income on certain properties, offset by reversals resulting from negotiated settlements for lower amounts than originally planned on certain properties. The adjustments to prior asset write-downs included changes to original plans for certain owned facility closings and reversals of inventory reserves as we utilized more discontinued product inventory than anticipated.

Fiscal 2002

The net charges primarily related to additional employee workforce reductions; revisions to facility closings as a result of changes in estimates for the amount and timing of expected sublease rental income; net asset write-downs primarily related to property, plant and equipment, capitalized software and inventory associated with additional product exits and the disposition of a manufacturing facility. The net gains on sales were related to business dispositions including the enterprise professional services business and the billing and customer care business.

Pension, Postretirement and Postemployment Benefits

	Years ended September 30,
(in millions)	2004	2003	2002
Pension benefit credit	$(1,111)	$(1,097)	$(575)
Postretirement benefit cost	243	351	290
Postemployment benefit cost (credit)	40	(93)	(17)

Net pension, postretirement and postemployment benefit credit	$(828)	$(839)	$(302)

Included in:
Business restructuring	$—	$(118)	$544
Other costs and expenses	(828)	(721)	(955)
Discontinued operations	—	—	109

Net credit	$(828)	$(839)	$(302)

We maintain defined benefit pension plans covering the majority of employees and retirees, as well as postretirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. Additionally, we offer various postemployment benefits to certain employees after employment but before retirement, including disability benefits, severance pay and workers’ compensation. Refer to Note 9 to the consolidated financial statements for further information.

Excluding the amounts reflected in business restructuring and discontinued operations, approximately two-thirds of the net credit is reflected in operating expenses, with the balance in costs used to determine our gross margin.

The changes in the net credit during fiscal 2004 compared to fiscal 2003 were due to the net impact of the following items:

•	Revised estimates of termination benefits and curtailments during fiscal 2003 that related to restructuring actions.

•	Elimination of certain pension death benefits and reductions in certain retiree health care benefits.

•	Reduction in the discount rate from 6.5% to 5.75%.

•	Reduction in the market-related value of plan assets due to the impact of actual losses incurred on plan assets during fiscal 2002 and 2001.

•	Accelerated gain amortization related to postemployment benefits during fiscal 2003.

•

Initial recognition of the prescription drug benefit under Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “Act”) and expected reduction in plan participation rates as a result of recent experience and the Act.

The changes in the net credit during fiscal 2003 compared to fiscal 2002 were due to the net impact of the following items:

•	Significant termination benefits and curtailments related to restructuring actions during fiscal 2002.

•	Employee workforce reductions associated with our restructuring actions.

•	Reduction in the discount rate from 7.0% to 6.5%.

•	Reduction in the market related value of plan assets and a reduction in the expected rate of return on plan assets from 9.0% to 8.75%.

•	Accelerated gain amortization related to postemployment benefits during fiscal 2003.

We expect the net credit will decrease by approximately $200 million during fiscal 2005, primarily due to negative asset returns during fiscal 2001 and 2002 which continue to reduce the market related value of plan assets, the reduction in the expected rate of return on pension plan assets from 8.75% to 8.5%, and the impact of the tentative collective bargaining agreement, if ratified.

Other Income (Expense), Net and Interest Expense

	Years ended September 30,
(in millions)	2004	2003	2002
Legal settlements	$(84)	$(401)	$(212)
SEC settlement	(25)	—	—
Debt conversion cost and gain on extinguishments, net	(7)	(97)	—
Gain on sales of businesses, net	—	49	725
Gain (loss) on sale of investments	75	(10)	4
Interest income	89	86	114
Interest income on tax settlements	135	16	73
Gain (loss) on foreign currency transactions	(10)	10	(46)
Other-than-temporary write-down of investments	(22)	(63)	(209)
Other, net	89	(18)	(157)

Other income (expense), net	$240	$(428)	$292

Interest expense	$396	$353	$382

Other income (expense)

Fiscal 2004

We recognized charges of $56 million related to the shareowner lawsuit settlement, including $91 million related to changes in the estimated fair value of the warrants that are expected to be issued. These changes are primarily caused by the market price of our common stock and are likely to continue until the warrants are issued. We also recovered $40 million from fiduciary insurance carriers and recognized a $5 million charge related to changes in the fair value of our common stock that was deposited into escrow and subsequently sold. The remaining legal settlement charges of $28 million were primarily related to Y2K claims under our separation agreement with Avaya and the prior period sale of our consumer products business. Refer to Note 13 to our consolidated financial statements for more information on legal settlements.

We reached an agreement with the SEC and paid a $25 million fine in connection with the SEC’s investigation into our revenue recognition issues previously identified in November and December of 2000. The final judgment and consent decree to settle the investigation with the SEC was entered into during May 2004.

The gain on sale of an investment was primarily related to the maturity of a forward contract for the sale of Corning common stock we owned. We obtained the shares of Corning in connection with the sale of certain joint ventures associated with OFS in fiscal 2002.

Interest income on tax settlements was due primarily to the favorable resolution of certain prior year federal income tax audits and the recognition of a federal net operating loss carryback claim under tax sharing agreements with AT&T, Avaya and Agere. Refer to Note 7 to our consolidated financial statements for further information on these tax matters.

Fiscal 2003

Legal settlements included a $481 million charge for the settlement of purported class action lawsuits and other lawsuits against us and certain of our current and former directors and officers for alleged violation of federal securities laws, as well as for ERISA, and related claims. The charge included $315 million for payment in cash, stock or a combination of both; warrants, originally valued at $95 million, which increased to $161 million during fiscal 2003 as a result of a change in their estimated fair value; and $5 million in administrative fees. Partially offsetting the charge was an $80 million reserve reduction for a legal settlement associated with our former consumer products leasing business, due to lower than anticipated claims experience.

The debt conversion cost and gain on extinguishments was a result of the exchange of a portion of 7.75% trust preferred securities and certain other debt obligations for shares of our common stock and cash. Refer to Note 8 to our consolidated financial statements for more information on these exchanges, including the number of securities exchanged.

The other-than-temporary write-down of investments was due to sustained weakness in the private equity markets. Refer to the section “Quantitative and Qualitative Disclosures About Market Risk” for a discussion of Equity Price Risk.

The gain on sales of businesses included $41 million of business disposition reserve reversals, primarily associated with the resolution of contingencies related to the sale of OFS.

Fiscal 2002

Other income (expense) included $725 million of gains from business dispositions, $664 million of which was from the sale of the OFS business and China joint ventures, and interest income of $187 million, including $73 million related to the favorable resolution of federal income tax audits. This was partially offset by a legal settlement of $162 million related to our former consumer products leasing business, a $50 million purchase price adjustment to settle a claim with VTech Holdings Limited and VTech Electronics Netherlands B.V., and other-than-temporary investment write-downs of $209 million, primarily related to an investment in Commscope.

Interest Expense

Fiscal 2004 vs. 2003

Interest expense increased by $43 million during fiscal 2004, primarily due to the exchange of our 8.00% redeemable convertible preferred stock for 8.00% subordinated debentures in November 2003. The impact of additional interest on the 2.75% convertible securities that were issued in the third quarter of fiscal 2003 was largely offset by our debt recapitalization efforts.

Fiscal 2003 vs. 2002

Interest expense decreased by $29 million due to lower borrowings and amortization of fees related to a terminated credit facility, partially offset by higher average outstanding balances related to our trust preferred securities.

Income Taxes

Fiscal 2004

The tax benefit of $939 million during fiscal 2004 included the impact of maintaining a valuation allowance on substantially all of our net deferred tax assets. As a result, federal and certain state and non-U.S. income taxes attributable to pre-tax income were not provided. Refer to the “Application of Critical Accounting Estimates” included in this MD&A and Note 7 to our consolidated financial statements for more detail regarding income taxes.

The tax benefit also included current tax expense related to certain non-U.S. operations and discrete items. The discrete items included the recognition of an $816 million net operating loss carryback claim and $142 million primarily related to the net favorable resolution of income tax audits for years 1990 through 1998. We also recognized interest income of $135 million related to these items.

The United States Congress passed the American Jobs Creation Act of 2004 (the “Jobs Creation Act”), which the President signed into law on October 22, 2004. Key provisions of the Jobs Creation Act include a temporary incentive for United States multinational corporations to repatriate foreign earnings, a domestic manufacturing deduction and international tax reforms designed to improve the global competitiveness of United States businesses. Our review of the Jobs Creation Act’s provisions and our tax positions indicates that it will not have a material effect on our financial condition or results of operations during fiscal 2005.

Fiscal 2003

The tax benefit of $233 million during fiscal 2003 included the impact of maintaining a full valuation allowance on our net deferred tax assets and current tax expense, primarily related to certain non-U.S. operations, and several discrete items. Federal and certain state and non-U.S. income tax benefits attributable to pre-tax losses were not provided. The discrete items included the realization of $213 million in tax benefits from fully-reserved net operating losses as a result of carryback claims for taxes paid in prior years, principally by previously merged companies and our former foreign sales corporation. In addition, a $77 million tax benefit was recognized as a result of an expected favorable resolution of certain tax audit matters.

Fiscal 2002

The provision for income taxes of $4.8 billion during fiscal 2002 was primarily due to a charge for a full valuation allowance on our net deferred tax assets.  At that time, several significant developments were considered in determining the need for a full valuation allowance, including the continuing severe market decline, uncertainty and lack of visibility in the telecommunications market as a whole, a significant decrease in sequential quarterly revenue levels, a decrease in sequential earnings after several quarters of sequential improvement, and the possible need for further restructuring and cost reduction actions to attain profitability. As a result, federal and certain state and non-U.S. income tax benefits attributable to pre-tax losses were not provided.

RESULTS OF OPERATIONS BY SEGMENT

INS

	Years ended September 30,
(in millions)	2004	2003	Change	2002	Change
Voice networking	$1,336	$1,560	(14%)	$2,122	(26%)
Data and network management	933	1,034	(10%)	1,132	(9%)
Optical networking	715	706	1%	1,345	(48%)

Total revenues	$2,984	$3,300	(10%)	$4,599	(28%)

U.S.	$1,490	$1,754	(15%)	$2,444	(28%)
Non-U.S.	1,494	1,546	(3%)	2,155	(28%)

Total revenues	$2,984	$3,300	(10%)	$4,599	(28%)

Gross margin %	35%	27%	8 pts	(1%)	28 pts

Segment income (loss)	$345	$102	$243	$(1,693)	$1,795

Return on sales	12%	3%	9 pts	(37%)	40 pts

Fiscal 2004 vs. 2003

INS revenues declined by $316 million due primarily to a significant reduction in sales to AT&T as it completed certain capital spending programs in prior periods and reduced its annual spending during fiscal 2004. Five customers accounted for approximately 39% and 40% of INS revenues during fiscal 2004 and 2003, respectively. Lower non-U.S. sales were primarily in APAC, including China, as a result of competitive pricing pressures and the timing of completing certain project deployments. The decreases in APAC sales were primarily prevalent in the data and network management and optical product lines.

Voice networking revenues declined by $224 million due to lower circuit switching product sales. Traditional circuit switching product sales are currently declining at a faster rate than the growth in next generation technologies. The decline is also more prevalent in the U.S., where certain customers are shifting their spending to other areas, such as broadband access (DSL). Circuit switching represented approximately 42% and 52% of voice networking revenues during fiscal 2004 and 2003, respectively. Beginning in fiscal 2004, INS voice networking revenues include an allocation of revenue earned from switching equipment common platform sales to Mobility customers. This attribution is intended to better match revenue from these common platforms with the underlying R&D investment. The revenue impact to voice networking results for fiscal 2004 was $85 million. Data and network management revenues declined $101 million due primarily to lower revenues from multi-service switching products. Optical networking revenues increased by $9 million as higher sales of metro-optical products in the U.S. and EMEA, offset lower revenues from legacy optical products. We believe that we have transitioned most of our optical product contracts with key customers to next generation optical products.

Although customer-spending levels for INS products are not expected to change significantly in the aggregate, the mix of what they purchase is likely to continue to change or fluctuate. Our future revenues will be impacted by our success in offering a product portfolio that effectively addresses customer needs. Quarterly revenues declined sequentially each quarter except in the fourth quarter and ranged from $715 million to $790 million during fiscal 2004. We expect that our quarterly revenue levels will remain volatile as customers carefully consider alternatives in transitioning to next generation networks.

Segment income improved by $243 million. This improvement was driven by a $143 million increase in gross margin and a $100 million decrease in operating expenses. The higher gross margin was due to an eight-percentage point increase in the gross margin rate, which more than offset the impact of lower revenues. The increase in the gross margin rate primarily resulted from certain items, including lower inventory- and warranty-related charges that accounted for four percentage points of the improvement and continued cost reductions. R&D and SG&A expenses declined due to the impact of restructuring actions during fiscal 2003. However, segment operating expenses included charges of $23 million related to the Telica acquisition for IPR&D, employee compensation expense and amortization of intangible assets during fiscal 2004.

Fiscal 2003 vs. 2002

INS revenues declined by $1.3 billion. The $690 million decline in the U.S. was due to reductions and delays in capital spending by large telecommunications service providers. The $609 million decline in the non-U.S. regions was particularly concentrated in EMEA and APAC. In EMEA, revenues decreased by $303 million as certain European service providers responded to excess network capacity, principally within the optical area. To a lesser extent, the decline was also due to the timing of revenues associated with several projects in China.

Voice networking revenues declined by $562 million due to lower circuit switching product sales. Data and network management revenues declined by $98 million due to a decrease in access networking revenues. Optical networking revenues declined by $639 million, primarily related to lower sales of long-haul products, as service providers in Europe and the U.S. responded to excess network capacity.

Segment income improved by $1.8 billion. This improvement was driven by a $961 million increase in gross margin, despite lower sales volume, and an $834 million decrease in operating expenses. The gross margin rate increased by 28 percentage points primarily due to lower inventory-related charges, that accounted for 12 percentage points of the improvement, and continued cost reductions from supply chain rationalization and efficiency gains. The remaining improvement in the gross margin rate was due to a more favorable product mix. The lower operating expenses were due to the restructuring program and less discretionary spending, of which over 80% was from lower R&D spending resulting from product rationalizations.

Mobility

	Years ended September 30,
(in millions)	2004	2003	Change	2002	Change
U.S.	$2,843	$2,116	34%	$3,578	(41%)
Non-U.S.	1,164	964	21%	866	11%

Total revenues	$4,007	$3,080	30%	$4,444	(31%)

Gross margin %	51%	40%	11 pts	28%	12 pts

Segment income	$1,240	$173	$1,067	$2	$171

Return on sales	31%	6%	25 pts	0%	6 pts

Fiscal 2004 vs. 2003

Mobility revenues increased $927 million. U.S. revenues increased $727 million due primarily to higher CDMA sales to Verizon Wireless and Sprint as they continued to upgrade their wireless networks and deploy additional capacity to support subscriber growth. These two customers accounted for 61% and 52% of total Mobility revenues during fiscal 2004 and fiscal 2003, respectively. Including these two customers, five customers accounted for approximately 80% and 74% of Mobility revenues during fiscal 2004 and 2003, respectively. The $200 million increase in the non-U.S. regions was primarily due to higher UMTS data card sales in EMEA and higher CDMA sales in APAC and other Americas as certain customers continued to expand their networks.

Quarterly revenues ranged from $951 million to $1.1 billion during fiscal 2004. Although the quarterly revenues during fiscal 2004 have been more stable than in prior years, future quarterly revenue trends remain volatile as a result of the high concentration of revenue among a limited number of customers and shifts in their spending patterns, as well as the timing of revenue recognition related to long-term contracts.

Approximately 91% of the fiscal 2004 wireless product revenue was derived from CDMA technology. We continue to conduct third-generation UMTS/W-CDMA trials in the U.S. and China. We expect certain customers to continue to increase investments in mobile high-speed data equipment during fiscal 2005.

Segment income improved by $1.1 billion. This improvement was driven by an $820 million increase in gross margin and a $247 million decrease in operating expenses. Gross margin increased due to higher sales volume and an 11 percentage point increase in the gross margin rate. The increase in the gross margin rate was driven by favorable product and geographic mix, continued cost reductions, lower inventory and warranty charges and better absorption of fixed costs due to the higher revenues. R&D and SG&A expenses declined primarily due to the impact of restructuring actions and relocating certain activities to areas with lower cost structures. We also recognized a $50 million impairment charge for UMTS capitalized software during fiscal 2003. UMTS software development costs continued to be expensed as incurred. Lower R&D expenses accounted for 85% of the decrease in operating expenses.

Fiscal 2003 vs. 2002

Mobility revenues decreased $1.4 billion.  The decrease resulted from reductions in capital spending, primarily in the U.S., as large service providers continued to preserve capital resources. The decline in U.S. revenues were also attributable to two large service providers, AT&T Wireless and Cingular, which selected alternatives to our TDMA technologies. Revenues from these two customers represented 7% and 21% of Mobility sales during fiscal 2003 and 2002, respectively, and the decline in revenues attributable to these two customers represented 51% of the Mobility revenue decline in the U.S. during fiscal 2003. Non-U.S. revenues increased by $98 million during fiscal 2003, primarily as a result of large CDMA network build-outs in the APAC region, primarily in China and India. Quarterly revenues ranged from $624 million to nearly $1.1 billion during fiscal 2003. Approximately 85% of our wireless product revenue was derived from CDMA technology.

Segment income improved by $171 million. The improvement was due to a $177 million decrease in operating expenses, partially offset by a $6 million decline in gross margin. Despite the decline in revenues, gross margin was consistent with the fiscal 2002 level. The gross margin rate increased by 12 percentage points in fiscal 2003. The higher gross margin rate was due to lower inventory-related charges, that accounted for eight percentage points of the improvement, supply chain rationalization and efficiency gains, and, to a lesser extent, favorable product mix. The lower operating expenses reflected a $160 million decline in R&D expenses. This decline included a $100 million net impact of UMTS asset impairment charges of $50 million and $250 million during fiscal 2003 and 2002, respectively, as well as expensing UMTS development costs as incurred during fiscal 2003. The remainder of the operating expense decline was primarily due to cost reductions realized from our restructuring program and lower discretionary spending.

Services

	Years ended September 30,
(in millions)	2004	2003	Change	2002	Change
U.S.	$1,063	$1,006	6%	$1,754	(43%)
Non-U.S.	869	834	4%	1,007	(17%)

Total revenues	$1,932	$1,840	5%	$2,761	(33%)

Gross margin %	25%	19%	6 pts	14%	5 pts

Segment income	$282	$225	$57	$227	$(2)

Return on sales	15%	12%	3 pts	8%	4 pts

Fiscal 2004 vs. 2003

Services revenues increased by $92 million. Revenues increased in the U.S. by $57 million and in the non-U.S. regions by $35 million. Five customers accounted for approximately 38% and 36% of Services revenues during fiscal 2004 and 2003, respectively. Quarterly revenues ranged from $466 million to $514 million during fiscal 2004.

The increase in revenues was due to higher maintenance and professional services. Professional services increased primarily due to new government contracts. Our traditional installation services decreased as a result of competitive pricing pressures, more customer self-installation, and lower wireline product sales. Deployment services related to researching, selecting and preparing sites for placement of our customers’ wireless equipment have partially offset the decrease in traditional installation services.

Segment income increased by $57 million. This improvement was due to a $139 million increase in gross margin, partially offset by an $82 million increase in operating expenses. The higher gross margin resulted from an increase in the gross margin rate and to a lesser extent higher revenues. The gross margin rate increased by six-percentage points as a result of employee workforce reductions. Operating expenses increased due to higher sales and marketing expenses in order to expand worldwide service offerings.

Fiscal 2003 vs. 2002

Services revenues declined by $921 million.  Revenues declined in all regions except APAC, due to a large project in China. The decline in U.S. revenues was primarily due to lower deployment services for large service providers.

Deployment services accounted for approximately 85% of the total Services decline. These services declined primarily due to lower sales of wireline equipment requiring installation. Competitive pricing pressures have also adversely affected deployment services.

Segment income decreased by $2 million. This decline was due to a $27 million decline in gross margin, partially offset by a $25 million decrease in operating expenses. The services gross margin rate increased by five-percentage points in fiscal 2003. The gross margin rate improvement was primarily due to a larger proportion of services revenues being derived from maintenance services, which historically have higher gross margin rates than engineering and installation services, and significant cost reduction efforts aimed at aligning our cost structure with market opportunities. The operating expense decrease was primarily due to employee workforce reductions under our restructuring program and lower discretionary spending.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow overview

Cash, cash equivalents and marketable securities increased $366 million during fiscal 2004 to $4.9 billion, primarily from $634 million of cash provided by operating activities and $276 million of proceeds from common stock issued for certain employee benefit plans, partially offset by the repayment of certain debt obligations and convertible securities of $500 million.

Operating activities

Operating activities provided $634 million of cash during fiscal 2004. This primarily resulted from net income of $1.4 billion (adjusted for non-cash items of $587 million) offset by changes in other operating assets and liabilities of $799 million. The changes in other operating assets and liabilities included an increase in other current assets related to an $861 million income tax refund that is expected to be received during fiscal 2005 and cash outlays for our restructuring program of $227 million and capitalized software of $258 million that were partially offset by the impact of certain insurance and customer settlements and customer financing recoveries of approximately $600 million. Cash flow from operating activities also included net proceeds from tax refunds of $118 million (including related interest). Operating activities used approximately $1.0 billion of cash during fiscal 2003. The improvement in cash flow from operating activities during fiscal 2004 as compared with fiscal 2003 was primarily due to improved financial results driven by cost reductions, higher settlements and recoveries, and lower cash outlays for business restructuring.

Changes in working capital requirements (receivables, inventories and contracts in process, accounts payable and deferred revenue) provided $18 million of cash during fiscal 2004. We periodically sell certain non-U.S. receivables with extended payment terms where it is cost effective to do so. We sold $468 million of receivables during fiscal 2004, of which $263 million was due after September 30, 2004. This impact is reflected in the change in receivables. We also commit to extended billing terms on a limited basis, of which $232 million was outstanding as of September 30, 2004. Our days sales outstanding was 51 days and inventory turnover was 6.9 as of September 30, 2004.

Generally, working capital requirements will increase or decrease with changes in quarterly revenue levels. Our working capital requirements have also been reduced through more favorable billing terms, collection efforts and streamlined supply chain operations. In addition to changes in working capital, the timing of certain payments will also impact our quarterly cash flow. For example, while employee incentive awards are accrued throughout the fiscal year, they are usually paid during the first quarter of the subsequent fiscal year. The fiscal 2004 annual incentive awards of approximately $600 million are expected to be paid during the first quarter of fiscal 2005.

Operating activities used $948 million of cash during fiscal 2003. This primarily resulted from a net loss of $566 million (adjusted for non-cash items of $204 million) and changes in other operating assets and liabilities of $931 million. This was partially offset by a reduction in working capital requirements of $549 million. The reduction in working capital was due to the decrease in sales volume during the fourth quarter of fiscal 2003 compared with the fourth quarter of fiscal 2002. The changes in other operating assets and liabilities include cash outlays for our restructuring program of $629 million and capitalized software of $313 million.

Operating activities used $756 million of cash during fiscal 2002.  This primarily resulted from a loss from continuing operations of $2.9 billion (adjusted for non-cash items of $8.9 billion) and changes in other operating assets and liabilities of $1.6 billion, offset in part by a reduction in working capital requirements of $3.7 billion.  The reduction in working capital primarily resulted from the significant decrease in sales volume during fiscal 2002 compared with fiscal 2001. In addition to the effect of reduced sales volume, the decline in inventory and contracts in process was also a result of our continued efforts to streamline supply chain operations and accelerate billings for our long-term contracts.  The changes in other operating assets and liabilities include cash outlays under our restructuring program of $1.0 billion and a reduction in other operating assets and liabilities due to the decrease in sales volume and employee workforce. Federal and state income tax refunds amounted to approximately $1.0 billion, including $616 million received in connection with changes in tax legislation.

Investing activities

Investing activities used $869 million of cash during fiscal 2004. These activities included net purchases of marketable securities of $821 million and capital expenditures of $157 million, of which $54 million was for internal use software. Partially offsetting these cash outflows were cash proceeds of $63 million from the sale of certain manufacturing and real estate facilities in the United States and China. We do not expect to receive any significant cash proceeds from business or asset dispositions in the near future. We may continue to purchase marketable securities in an attempt to improve our investment returns.

Investing activities provided $758 million of cash during fiscal 2003. This was primarily due to net maturities of marketable securities of $845 million, proceeds from the sale of facilities of $158 million and the sale of certain other investments of $78 million. Capital expenditures were $291 million, which included $102 million for the repurchase of certain real estate under a synthetic lease agreement that was previously used to fund certain real estate construction costs. In addition, we purchased the remaining 10% minority interest in AG Communication Systems for $23 million.

Investing activities provided $757 million of cash during fiscal 2002. This was primarily from the $2.6 billion of net cash proceeds received from the disposition of businesses and the sale of certain manufacturing operations, partially offset by $1.5 billion of purchases of marketable securities and $449 million of capital expenditures. Cash proceeds from dispositions primarily included the $2.1 billion received from the sale of our OFS business, $60 million from the sale of our voice enhancement and echo cancellation business, $93 million from the sale of New Venture Partners II LP, $250 million from the sale of our billing and customer care business and $96 million from the sale of certain manufacturing operations.

Financing activities

Financing activities used $239 million of cash during fiscal 2004.  We used $500 million of cash to repay or repurchase certain debt obligations and convertible securities, including $249 million under our recapitalization program and $216 million of variable interest notes related to our Insured Special Purpose Trust. We also received net proceeds of $276 million from the issuance of 91 million common shares for certain employee benefit plans.

Financing activities provided $1.1 billion of cash during fiscal 2003. This was primarily from the issuance of 2.75% Series A and Series B convertible senior debentures for a net amount of $1.6 billion.  A portion of these proceeds were used to repay or retire certain debt obligations and convertible securities, all of which had higher interest or dividend rates than the debentures issued (the remainder of the proceeds were used for general corporate purposes). Specifically, we paid approximately $500 million toward these obligations, including the prepayment of $240 million of a mortgage loan for three of our primary facilities, retirement of $176 million of certain other long-term debt obligations and $69 million for the partial retirement of 8% redeemable convertible preferred stock. We also received other proceeds of $113 million from prepaid forward sales agreements for our investment in Corning common stock, which we received in connection with the sale of our OFS business. These forward sales agreements were reflected as secured borrowings as of September 30, 2003, and matured on October 1, 2003. We also paid our 8% redeemable convertible preferred stock dividend requirement of $91 million with 46 million shares of our common stock and $6 million of cash.

Financing activities provided $468 million of cash during fiscal 2002. This included $1.8 billion of proceeds from the sale of 7.75% convertible trust preferred securities in March 2002. Fees paid in connection with this transaction were approximately $46 million. Partially offsetting these proceeds were repayments of $1.1 billion for amounts outstanding under credit facilities and other short-term borrowings and $149 million for preferred stock dividends.

Recapitalization program

We are currently authorized by our board of directors to issue shares of our common stock or use cash in exchange for our convertible securities and certain other debt obligations. Since the fourth quarter of fiscal 2002, we retired approximately $2.5 billion of our convertible securities and certain other debt obligations in exchange for approximately 643 million shares of our common stock and $736 million in cash in separate, multiple and privately negotiated transactions. Most of these transactions reduced future obligations at a discount and reduced annual fixed charges such as interest and dividend requirements. We may use cash or issue more of our common shares in similar transactions in the future. If our common stock is issued, it would result in additional dilution to our common shareowners. Subsequent to September 30, 2004, and through December 3, 2004, we retired $20 million of our debt obligations for approximately $21 million of cash.

We exchanged all of our outstanding 8% redeemable convertible preferred stock for 8% convertible subordinated debentures on November 24, 2003. This action increased our flexibility to settle this obligation by eliminating certain legal requirements related to available capital surplus as defined by Delaware law.

Our 8% convertible subordinated debentures are redeemable at the option of the holders on various dates. The next available redemption date at the option of the holder is August 2, 2007. We have the right to redeem the debentures beginning August 15, 2006. We have the option to satisfy the redemption with cash, shares of our common stock or a combination of both. The principal amount of these debentures was $817 million as of September 30, 2004.

Cash management

Achieving optimal returns on our cash balance involves concentrating domestic cash in a primary account with our lead bank in order to make efficient investment decisions in various instruments and maturities. Short-term domestic cash is invested daily in money market funds and other short-term instruments such as U.S. commercial paper and discount agency bills. Strategic long-term domestic cash is outsourced to various fund managers and the portfolio consists of investment grade quality debt securities such as treasury notes, corporate bonds, high quality asset-backed securities and government agency bonds with various maturities. International cash is invested in international money market funds, time deposits and other bank accounts. Approximately 80% of our cash and marketable securities was held domestically as of September 30, 2004.

Future capital requirements and funding sources

We do not expect our operations will generate cash on a sustainable basis until our pre-tax income exceeds the amount of net non-cash income items, which have been driven primarily by our pension credit. Our pension credit was $1.1 billion during fiscal 2004. Our cash requirements during the next few years are primarily related to funding our operations, capital expenditures, debt obligations and other matters discussed below and in our contractual obligations table. We believe our cash and cash equivalents of $3.4 billion and marketable securities of $1.5 billion as of September 30, 2004, are sufficient to fund our cash requirements for fiscal 2005 as well as the following few years. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If sources of liquidity are not available or if we cannot generate sufficient cash flow from operations, we might be required to obtain additional sources of funds through additional operating improvements, capital market transactions, asset sales or financing from third parties, or a combination thereof. We cannot provide assurance that these additional sources of funds will be available or, if available, would have reasonable terms.

On November 8, 2004, we received written confirmation from the IRS that the Joint Committee approved our tentative agreement with the IRS that allowed for a tax refund of approximately $816 million (plus statutory interest to the date of payment). We expect to receive the refund during fiscal 2005, following completion of the IRS’s audit of our 2001 federal income tax return. The refund will be paid by the IRS to AT&T and, under our tax sharing agreements with AT&T, would then be payable by AT&T to us. We do not believe there are any other matters that would impact the refund claim.

The cash requirements of our restructuring program are $2.6 billion, of which $2.4 billion had been paid through September 30, 2004. The remaining cash requirement is expected to be paid over the next 11 years, including approximately $100 million during fiscal 2005. This cash requirement is primarily for lease obligations, which are net of expected sublease rental income of approximately $137 million. Our cash requirements could increase in the future years if we do not receive this expected income.

We do not expect to make contributions to our qualified U.S. pension plans in fiscal 2005 and fiscal 2006. Annual contributions to our non-qualified and non-U.S. pension plans are expected to be approximately $50 million over the next several years. Legislative and regulatory changes were passed that alter the manner in which liabilities are determined for the purpose of calculating required pension contributions. The funding requirements for our pension plans are not expected to be significantly affected through fiscal 2006 as a result of these changes. We are unable to provide an estimate of future funding requirements beyond fiscal 2006 for U.S. pension plans. However, based on our actuarial projections, we believe it is unlikely that any required contributions would have a material effect on our liquidity during fiscal 2007 through fiscal 2009.

We currently provide retiree health care benefits for our retirees in the United States. These benefits are provided under a single plan covering 48,000 management retirees and 71,000 formerly represented retirees as well as an additional 81,000 dependents of retirees. The plans for management and formerly represented retirees are accounted for separately. Historically, retiree health care benefits were funded through plan assets set aside in trusts and transfers of excess pension assets. There are currently no plan assets available in these trusts to fund the obligations of the management retirees. There are approximately $600 million of assets in the trust that is available to fund the obligations of the formerly represented retirees, and approximately $400 million of plan assets in a welfare benefits trust that can be made available upon authorization from our senior management.

We are permitted to transfer pension plan assets that are in excess of 125% of pension plan obligations under Section 420 of the Internal Revenue Code to fund retiree health care benefits. The funding levels were below the required thresholds that would allow for Section 420 transfers in either of our U.S. pension plans as of the January 1, 2004 valuation date. The next valuation date is January 1, 2005. Our cumulative Section 420 transfers during the past several years were $1.9 billion, although no transfers were made within the management retiree plan since fiscal 2002 or within the formerly represented retiree plan since fiscal 2003. If a Section 420 transfer is made, we are required to maintain a certain level of cost per participant for a period of five years beginning with the year of transfer. As a result, although these excess pension asset transfers can help fund retiree health care benefits, they limit the ability to implement effective cost reductions in the future. We expect to seek legislative changes to allow more flexibility regarding this aspect of cost maintenance, together with our unions. If we are successful in obtaining the legislative changes, we believe that a majority of the Company’s funding requirements for formerly represented retirees could be addressed through Section 420 transfers based on current actuarial assumptions. However, no assurances can be given that we will be successful in these efforts. If the legislative changes are not obtained by September 1, 2006, the Company’s obligation to fund $400 million to a trust, as described below, terminates, and the Company can change the level of its subsidy at its sole discretion beginning January 1, 2007.

The retiree health care benefit payments were approximately $500 million for formerly represented retirees and approximately $275 million for management retirees during fiscal 2004 after plan participant contributions of $80 million. The benefits for formerly represented retirees were funded through the assets that were available in the trusts. The benefits for management retirees were funded through Company contributions of $225 million and the remaining trust assets. We received $212 million from our welfare benefits trust in October 2004 as a reimbursement for management retiree health care contributions that we made during fiscal 2004. The Company’s expected funding requirements for retiree health care benefits are expected to be $201 million, $426 million, $534 million, $494 million and $465 million during fiscal 2005 and the next four consecutive fiscal years, respectively. These amounts exclude potential Section 420 transfers, $400 million that we agreed to contribute to a trust through September 30, 2012, in accordance with the tentative agreement with our unions, and approximately $400 million of plan assets in a welfare benefits trust that can be made available upon authorization from our senior management. However, expected annual Medicare Part D subsidies of approximately $60 million are included beginning in fiscal 2007. These expected funding requirements are subject to change.

As discussed in more detail in Note 13 to our consolidated financial statements, we may fund up to $315 million of our shareowner litigation settlement with cash, common stock or a combination of both, at our option. On December 24, 2003, we deposited 33 million shares of our common stock into escrow, representing the initial $100 million payment of the settlement amount. The appeals process has ended and the claims administration process is almost complete. We expect the final distribution to occur during the first or second quarter of fiscal 2005.

We expect to file a shelf registration statement to register 200 million shares of our common stock that may be issued upon the exercise of the warrants we will be issuing as part of the settlement proceeds for our shareowner litigation.

We have effective shelf registration statements with the SEC for the issuance of up to approximately $1.9 billion of securities, including shares of common stock and preferred stock, debt securities, warrants, stock purchase contracts and stock purchase units.

Contractual obligations and other commercial commitments and contingencies

Our contractual obligations as defined by the SEC’s rules and regulations are presented in the table below. However, our expected cash flow cannot be entirely assessed based on such obligations since they are subject to changes based on future events. Many of our outsourced manufacturing agreements are linked to future sales forecasts and will vary based on customer demands. Furthermore, we have other cash requirements that are not included in the table. These requirements are related to our normal operations that are not based on “commitments”, such as purchases of services on an “as needed” basis, employee compensation, and other items. The most significant factor affecting our future cash flows is our ability to earn and collect cash from our customers.

Contractual obligations

	Payments due in periods
(in millions)	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt (a)	$6,003	$1	$1,267	$291	$4,444
Interest on long-term debt	4,338	345	656	503	2,834
Operating leases (b)	1,001	180	237	161	423
Unconditional purchase obligations (c)	856	783	65	8	—

Total (d) (e)	$12,198	$1,309	$2,225	$963	$7,701

(a)

The long-term debt principle amounts exclude $13 million of fair value basis adjustments and unamortized discounts. Refer to Note 8 to our consolidated financial statements for additional information related to long-term debt and convertible securities, including early redemption features.

(b)

The contractual obligations under operating leases exclude approximately $275 million of potential lease obligations that were assigned to Avaya, Agere and other entities for which we remain secondarily liable. The operating lease obligations for facilities reserved under our restructuring program of approximately $240 million are included in the table.

(c)

Unconditional purchase obligations include all commitments to purchase goods or services that are noncancelable or would impose a penalty if the agreements were cancelled prior to expiration. In these situations, the amount of the penalty was included in the “Less than 1 Year” column in the table above. Amounts exclude obligations included in accounts payable as of September 30, 2004.

(d)

Certain other long-term liabilities of $1.0 billion are excluded in the above table because they do not represent contractual obligations as defined by the SEC’s rules. These liabilities are contingencies related to tax, litigation and insurance matters, long-term employee compensation and non-cash items, such as minority interests and deferred income. The estimated future cash payments for these items are expected to be $409 million in 2006 through 2007, $179 million in 2008 through 2009, and $134 million thereafter. Other long-term liabilities related to facility reserves in connection with our restructuring plans are included in the operating leases caption.

(e)

Obligations related to pensions, postretirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 9 to our consolidated financial statements and the above discussion for a summary of our expected contributions to these plans.

Other commercial commitments

	Amounts expiring in periods
(in millions)	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Letters of credit	$353	$317	$26	$4	$6
Undrawn customer commitments	11	—	1	3	7

Total	$364	$317	$27	$7	$13

Letters of credit

Letters of credit are obtained to ensure the performance or payment to third parties in accordance with specified terms and conditions. Secured and unsecured outstanding letters of credit were $353 million and $588 million as of September 30, 2004 and 2003, respectively. The estimated fair value of these letters of credit was $8 million and $14 million as of September 30, 2004 and 2003, respectively. On October 1, 2004, we amended and restated our two primary agreements. The first agreement provides for the issuance of up to $215 million of new letters of credit until September 30, 2006. The second agreement permits us to request renewal of $199 million of letters of credit until September 30, 2006. Under these revised agreements, we are no longer required to meet specified levels of quarterly consolidated minimum operating income or to provide cash collateral for letters of credit issued. However, we are required to maintain a minimum amount of unrestricted cash and short-term investments in the U.S. as defined in the agreements.

On October 1, 2004, we also amended our Guarantee and Collateral Agreement and Collateral Sharing Agreement. Under these agreements, certain of our U.S. subsidiaries guaranteed certain of our obligations, and these subsidiaries pledged significant portions of their assets as collateral. These agreements secure certain obligations, including letters of credit, specified hedging arrangements, guarantees to lenders for vendor financing, lines of credit, cash management and other bank operating arrangements. These outstanding obligations amounted to $261 million as of September 30, 2004.

Customer financing commitments

	September 30, 2004			September 30, 2003
(in millions)	Total loans and guarantees	Loans	Guarantees	Total loans and guarantees	Loans	Guarantees
Drawn commitments	$139	$125	$14	$442	$354	$88
Available but not drawn	11	3	8	49	6	43
Not available	—	—	—	14	14	—

Total commitments	$150	$128	$22	$505	$374	$131

Reserves	$135			$415

We may provide or commit to additional customer financings on a limited basis. We are focusing on the larger service providers that typically have less demand for such financing. We carefully review each individual request for customer financing. Such review assesses the credit quality of the individual borrowers, their respective business plans and market conditions. We also assess our ability to sell or transfer the undrawn commitments and drawn borrowings to unrelated third parties.

We monitor drawn borrowings and undrawn commitments by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges facing the customer, changes in the competitive landscape and the customer’s management experience and depth. When potential problems are evident, we undertake certain mitigating actions, including cancellation of commitments. Although these actions can limit the extent of our losses, we remain exposed to the extent of drawn amounts. Our customer financing commitments were reduced during fiscal 2004, as a result of the collections, settlement or write-off of certain fully reserved notes and the expiration of several commitments.

Credit ratings

Our credit ratings are below investment grade. Any credit downgrade affects our ability to enter into and maintain certain contracts on favorable terms and increases our cost of borrowing. Our credit ratings as of December 3, 2004, are as follows:

	Long- term debt	8% convertible securities	Liability to subsidiary trust issuing preferred securities	Last change
Rating Agency
Standard & Poor’s (a)	B	CCC+	CCC	March 10, 2004
Moody’s (a)	B2	Caa1	Caa1	September 10, 2004
Fitch (a)	B	CCC+	CCC+	July 21, 2004
__________
(a)	Ratings outlook is positive.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, interest rates and equity prices. We manage our exposure to risk from changing exchange rates and interest rates through the use of derivative financial instruments, coupled with other strategies. Our risk management objective is to minimize the effects of volatility on our cash flows by identifying the assets, liabilities or forecasted transactions exposed to these risks and hedging them. Hedges may be achieved either by forward or option contracts, swap derivatives, or terms embedded into certain contracts that affect the ultimate amount of cash flows under the contract. The gains and losses on these exposures are generally offset by reciprocal changes in the value of the hedging instruments when used because there is a high correlation between the hedging instruments and the underlying exposures. We use derivative financial instruments as risk management tools and not for trading or speculative purposes. Generally, price risk on equity holdings is not hedged.

Foreign currency risk

As a multinational company, we conduct our business in a wide variety of currencies and are therefore subject to market risk for changes in foreign exchange rates. We use foreign exchange forward and option contracts to minimize exposure to the risk of the eventual net cash inflows and outflows resulting from foreign currency denominated transactions with customers, suppliers and non-U.S. subsidiaries. Our objective is to hedge all types of foreign currency risk to preserve our cash flows, but we generally do not expect to designate these derivative instruments as hedges under current accounting standards unless the benefits of doing so are material. Cash inflows and outflows denominated in the same foreign currency are netted on a legal entity basis or at the corporate level. The corresponding net cash flow exposure is appropriately hedged. To the extent that the forecasted cash flow exposures are overstated or understated or if there is a shift in the timing of the anticipated cash flows during periods of currency volatility, we may experience unanticipated currency gains or losses. We do not hedge our net investment in non-U.S. entities because we view those investments as long-term in nature.

Our primary net foreign currency exposures as of September 30, 2004 and 2003 included the euro, Chinese yuan, Japanese yen and British pound. The fair value of foreign exchange contracts is subject to changes in foreign currency exchange rates. For the purpose of assessing this risk, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of the foreign currency forwards and options and on our results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in the value of foreign currencies, assuming no change in interest rates. For contracts outstanding as of September 30, 2004 and 2003, a 10% adverse movement in the value of foreign currencies against the U.S. dollar from the prevailing market rates, including the primary foreign currency exposures noted above, would have resulted in an incremental pre-tax net unrealized loss of $32 million and $12 million, respectively. The model to determine sensitivity assumes a parallel shift in all foreign currency exchange spot rates, although exchange rates rarely move together in the same direction.

In fiscal 2004 we began using a value-at-risk (“VAR”) model to estimate and monitor our exposure to financial market risks because we believe it to be a better statistical measure of risk. We use the Monte Carlo simulation model to calculate VAR. This model estimates the potential loss in fair value of foreign currency forwards and options over a defined period of time within a certain confidence level by randomly generating different foreign currency exchange rates repeatedly and then applying those exchange rates to our outstanding forwards and options. As a result of our foreign currency VAR calculations, we estimate with 95 percent confidence that the fair value of our foreign currency derivatives would not decline by more than $12 million over a quarterly period. Consistent with the nature of the economic hedge, any changes in the value of the forwards and options would be offset by reciprocal changes in the underlying exposure.

Interest rate risk

We are exposed to various forms of interest rate risk. The fair value of our fixed-rate available-for-sale marketable securities and the interest income earned on our cash and cash equivalents may fluctuate as interest rates change. In addition, if interest rates remain low, we may forgo the opportunity to obtain more favorable interest rates on borrowings due to our fixed rate debt obligations. Our objective is to mitigate the variability of cash inflows and outflows resulting from interest rate fluctuations by maintaining a balanced mix of fixed and floating-rate debt and investments. We mitigate our interest rate risk by entering into interest rate swaps on a portion of our debt obligations to make them variable-rate debt instruments and by including fixed-rate assets in our investment portfolio. We also expect that these transactions will reduce our overall cost of borrowing and increase investment returns.

As of September 30, 2004, we had interest rate swaps where we received fixed interest rates (5.5% and 7.25%) and paid floating rates based upon the three and six-month LIBOR rates plus agreed upon spreads (ranging from 1.72% to 2.89%) on notional amounts aggregating $600 million. As of September 30, 2004, the three and six-month LIBOR rates were 2.02% and 2.20%, respectively. We do not foresee any significant changes in our interest rate risk management strategy or in our exposure to interest rate fluctuations.

The impacts of a sensitivity analysis we performed under a model that assumes a hypothetical 75 basis point shift in interest rates are as follows:

(in millions)	Fair value as of September 30, 2004	Hypothetical decrease in fair value as of September 30, 2004	Fair value as of September 30, 2003	Hypothetical decrease in fair value as of September 30, 2003
Assets:
Short-term marketable securities	$858	$3	$686	$4
Long-term marketable securities	636	9	—	—
Interest rate swaps	17	10	28	10
Liabilities:
Long-term debt (including liability to subsidiary trust issuing preferred securities)	6,325	318	4,597	230

Our sensitivity analysis on long-term debt obligations excludes variable-rate debt instruments because the changes in interest rates would not significantly affect the fair values of such instruments. In addition, our variable-rate customer finance notes have been excluded because a significant portion of the principal balances and related receivables for accrued interest are fully-reserved. Refer to Note 8 to our consolidated financial statements for information related to long-term debt.

Equity price risk

Our investment portfolio includes equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies and venture funds. These securities are exposed to price fluctuations and are generally concentrated in high-technology industries. The carrying values of our available-for-sale equity securities and privately held securities were $2 million and $75 million as of September 30, 2004, respectively. The carrying values of our available-for-sale equity securities and privately held securities were $5 million and $131 million as of September 30, 2003, respectively.

We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or our inability to hedge non-marketable equity securities in privately held companies. An adverse movement in equity prices on our available-for-sale equity securities would not have a material impact due to their immaterial carrying values as of September 30, 2004 and 2003. An adverse movement in equity prices on our holdings in privately held companies cannot be easily quantified, as our ability to realize returns on investments depends on the investees’ ability to raise additional capital or derive cash inflows from continuing operations or through liquidity events such as initial public offerings, mergers or private sales.

The process of determining the fair values of our privately held equity investments inherently requires certain assumptions and subjective judgments. These valuation assumptions and judgments include consideration of: (1) the investee’s earnings and cash flow position, cash flow projections, and rate of cash consumption; (2) recent rounds of equity infusions by us and other investors; (3) the strength of the investee’s management; and (4) valuation data provided by the investee that may be compared with data for peers. Investment impairment charges were $22 million, $63 million and $209 million during fiscal 2004, 2003 and 2002, respectively. Similar charges may be required in the future if declines in the fair value of investments are determined to be other-than-temporary.

We entered into prepaid forward sales agreements for all of our Corning shares during fiscal 2003. As a result, we received proceeds of $113 million and locked in $64 million of unrealized appreciation. This gain was recognized during fiscal 2004.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(in millions, except per share amounts)

	Years ended September 30,
	2004	2003	2002	2001	2000

RESULTS OF OPERATIONS
Revenues	$9,045	$8,470	$12,321	$21,294	$28,904
Business restructuring	(20)	(184)	1,490	7,567	—
Goodwill impairment	—	35	826	3,849	—
Income taxes	(939)	(233)	4,757	(5,734)	924
Income (loss) from continuing operations	2,002	(770)	(11,826)	(14,170)	1,433
Earnings (loss) per common share from continuing
operations:
Basic	0.47	(0.29)	(3.51)	(4.18)	0.44
Diluted	0.42	(0.29)	(3.51)	(4.18)	0.43
Dividends per common share	—	—	—	0.06	0.08

FINANCIAL POSITION
Cash, cash equivalents and marketable securities	$4,873	$4,507	$4,420	$2,390	$1,467
Assets	16,963	15,911	17,791	33,664	47,512
Debt	5,990	5,980	5,106	4,409	6,498
8.00% redeemable convertible preferred stock	—	868	1,680	1,834	—
Shareowners’ (deficit) equity	(1,379)	(4,239)	(4,734)	11,023	26,172

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

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations — including the possibility of circumvention or overriding of controls — and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent accountants and the internal auditors.

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

Lucent engaged PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which includes consideration of our internal control structure for purposes of designing their audit procedures.

Patricia F. Russo Chairman and Chief Executive Officer	Frank A. D’Amelio Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of
LUCENT TECHNOLOGIES INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareowners’ (deficit) equity and cash flows present fairly, in all material respects, the financial position of Lucent Technologies Inc. and its subsidiaries (the “Company”) as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its accounting method for goodwill and other intangible assets.

/s/ PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey
October 20, 2004,
except for Note 7 and the second and eleventh paragraphs of Note 13, as to which the date is November 9, 2004.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Years ended September 30,
	2004	2003	2002

Revenues:
Products	$7,113	$6,630	$9,560
Services	1,932	1,840	2,761

Total revenues	9,045	8,470	12,321

Costs:
Products	3,824	4,329	8,386
Services	1,442	1,489	2,383

Total costs	5,266	5,818	10,769

Gross margin	3,779	2,652	1,552
Operating expenses:
Selling, general and administrative	1,296	1,509	3,969
Research and development	1,270	1,488	2,310
In-process research and development	14	—	—
Goodwill impairment	—	35	826
Business restructuring	(20)	(158)	1,426

Total operating expenses	2,560	2,874	8,531

Operating income (loss)	1,219	(222)	(6,979)
Other income (expense), net	240	(428)	292
Interest expense	396	353	382

Income (loss) from continuing operations before income taxes	1,063	(1,003)	(7,069)
Income taxes	(939)	(233)	4,757

Income (loss) from continuing operations	2,002	(770)	(11,826)
Income from discontinued operations	—	—	73

Net income (loss)	2,002	(770)	(11,753)
Conversion and redemption cost — 8% preferred stock	(1)	(287)	(29)
Preferred stock dividends and accretion	12	(103)	(167)

Net income (loss) applicable to common shareowners	$2,013	$(1,160)	$(11,949)

Income (loss) from continuing operations:
Basic	$0.47	$(0.29)	$(3.51)
Diluted	$0.42	$(0.29)	$(3.51)
Net income (loss) applicable to common shareowners:
Basic	$0.47	$(0.29)	$(3.49)
Diluted	$0.42	$(0.29)	$(3.49)
Weighted average number of common shares outstanding:
Basic	4,258	3,950	3,427
Diluted	5,313	3,950	3,427

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	September 30, 2004	September 30, 2003

ASSETS
Cash and cash equivalents	$3,379	$3,821
Marketable securities	858	686
Receivables	1,359	1,511
Inventories	822	632
Other current assets	1,813	1,213

Total current assets	8,231	7,863
Marketable securities	636	—
Property, plant and equipment, net	1,376	1,593
Prepaid pension costs	5,358	4,659
Goodwill and other acquired intangibles, net	434	188
Other assets	928	1,608

Total assets	$16,963	$15,911

LIABILITIES
Accounts payable	$872	$1,072
Payroll and benefit-related liabilities	1,232	1,080
Debt maturing within one year	1	389
Other current liabilities	2,361	2,393

Total current liabilities	4,466	4,934
Postretirement and postemployment benefit liabilities	4,881	4,669
Pension liabilities	1,874	2,494
Long-term debt	4,837	4,439
Liability to subsidiary trust issuing preferred securities	1,152	1,152
Other liabilities	1,132	1,594

Total liabilities	18,342	19,282

Commitments and contingencies

8.00% redeemable convertible preferred stock	—	868

SHAREOWNERS’ DEFICIT
Preferred stock — par value $1.00 per share; authorized shares: 250; issued and outstanding: none	—	—
Common stock — par value $.01 per share;
Authorized shares: 10,000; 4,396 issued and 4,395 outstanding shares as of September 30,
2004, and 4,170 issued and 4,169 outstanding shares as of September 30, 2003	44	42
Additional paid-in capital	23,005	22,252
Accumulated deficit	(20,793)	(22,795)
Accumulated other comprehensive loss	(3,635)	(3,738)

Total shareowners’ deficit	(1,379)	(4,239)

Total liabilities, redeemable convertible preferred stock and shareowners’ deficit	$16,963	$15,911

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS’ (DEFICIT) EQUITY
(in millions)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareowners’ (Deficit) Equity

Balance as of September 30, 2001	3,414	$34	$21,702	$(10,272)	$(441)	$11,023
Net loss				(11,753)		(11,753)
Minimum pension liability adjustment					(2,927)	(2,927)
Foreign currency translation adjustment					40	40
Reclassification of foreign currency translation gain
realized upon the sale of foreign entities					20	20
Unrealized holding losses on certain investments					(27)	(27)
Reclassification adjustment for realized holding losses and
impairment losses on certain investments					(8)	(8)
Net unrealized holding losses on derivatives					(1)	(1)
Amounts transferred to Agere					(6)	(6)

Comprehensive loss						(14,662)

Issuance of common stock in connection with exchange of 8%
convertible redeemable preferred stock	58	1	174			175
Issuance of common stock related to employee benefit plans	18		55			55
Preferred stock dividends and accretion			(167)			(167)
Spin-off of Agere			(1,191)			(1,191)
Other			33			33

Balance as of September 30, 2002	3,490	35	20,606	(22,025)	(3,350)	(4,734)

Net loss				(770)		(770)
Minimum pension liability adjustment					(594)	(594)
Foreign currency translation adjustment					135	135
Unrealized holding gains on certain investments					71	71

Comprehensive loss						(1,158)

Issuance of common stock in connection with the exchange of convertible securities and certain other debt obligations	563	6	1,430			1,436
Conversion costs in connection with the exchange of 7.75%
trust preferred securities			129			129
Issuance of common stock in connection with the payment of
preferred stock dividend	46	1	85			86
Issuance of common stock in connection with contribution to
Lucent Technologies Inc. Represented Employees
Post-retirement Health Benefits Trust	46		76			76
Issuance of common stock related to employee benefit plans	24		51			51
Preferred stock dividends and accretion			(103)			(103)
Other			(22)			(22)

Balance as of September 30, 2003	4,169	42	22,252	(22,795)	(3,738)	(4,239)

Net income				2,002		2,002
Minimum pension liability adjustment					150	150
Reclassification adjustment for realized gains on investments					(75)	(75)
Foreign currency translation adjustments					34	34
Unrealized holding losses on investments					(6)	(6)

Comprehensive income						2,105

Issuance of common stock in connection with the exchange of certain debt obligations	22		92			92
Issuance of common stock related to employee benefit plans	93	1	291			292
Issuance of common stock in connection with settlement of
shareowner lawsuit	33		105			105
Issuance of common stock related to Telica acquisition	78	1	253			254
Preferred stock dividends and accretion			12			12

Balance as of September 30, 2004	4,395	$44	$23,005	$(20,793)	$(3,635)	$(1,379)

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years ended September 30,
	2004	2003	2002

Operating activities:
Net income (loss)	$2,002	$(770)	$(11,753)
Less: Income from discontinued operations	—	—	73

Income (loss) from continuing operations	2,002	(770)	(11,826)

Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions and dispositions of businesses and manufacturing operations:
Non-cash portion of business restructuring	1	(205)	827
Impairment of goodwill	—	35	826
Depreciation and amortization	693	978	1,470
Provision for (recovery of) bad debts and customer financings	(230)	(223)	1,253
Deferred income taxes	(19)	—	5,268
Pension credit	(1,111)	(1,018)	(1,220)
Gains on sales of businesses	—	(49)	(725)
Other adjustments for non-cash items	79	686	1,240
Changes in operating assets and liabilities:
Decrease in receivables	200	205	2,493
(Increase) decrease in inventories and contracts in process	(59)	747	2,552
Decrease in accounts payable	(203)	(257)	(539)
Increase (decrease) in deferred revenue	80	(146)	(791)
Changes in other operating assets and liabilities	(799)	(931)	(1,584)

Net cash provided by (used in) operating activities	634	(948)	(756)

Investing activities:
Capital expenditures	(157)	(291)	(449)
Dispositions of businesses and manufacturing operations	—	9	2,576
Purchases of marketable securities	(2,091)	(684)	(1,518)
Maturities of marketable securities	918	1,529	—
Sales of marketable securities	352	—	—
Proceeds from the sale or disposal of property, plant and equipment	63	158	194
Other investing activities	46	37	(46)

Net cash (used in) provided by investing activities	(869)	758	757

Financing activities:
Issuance of convertible senior debt	—	1,631	—
Issuance of 7.75% trust preferred securities	—	—	1,750
Repayments of credit facilities	—	—	(1,000)
Net proceeds (repayments) of other short-term borrowings	2	46	(104)
Repayments of long-term debt	(479)	(535)	(47)
Issuance of common stock	276	38	64
Repayments of preferred stock	(21)	(69)	—
Dividends paid on preferred stock	—	(6)	(149)
Other financing activities	(17)	(54)	(46)

Net cash (used in) provided by financing activities	(239)	1,051	468
Effect of exchange rate changes on cash and cash equivalents	32	66	35

Net (decrease) increase in cash and cash equivalents	(442)	927	504
Cash and cash equivalents at beginning of year	3,821	2,894	2,390

Cash and cash equivalents at end of year	$3,379	$3,821	$2,894

Income tax refunds, net	$52	$109	$804

Interest payments	$371	$336	$349

See Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include all majority-owned subsidiaries over which we exercise control. Investments where we exercise significant influence but do not control (generally a 20% to 50% ownership interest), are accounted for under the equity method of accounting. All material intercompany transactions and balances have been eliminated. Except as otherwise noted, all amounts and disclosures only include continuing operations.

Use of Estimates

We are required to make estimates and assumptions that affect amounts reported in the financial statements and footnotes. Actual results could be different from estimated amounts. We believe that some of the more critical estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, pension and postretirement benefits, income taxes, legal contingencies, receivables and customer financing, inventories, business restructuring and intangible assets. Estimates and assumptions are periodically reviewed, and the effects of any material revisions are reflected in the period that they are determined to be necessary.

Foreign Currency Translation and Transactions

Results of operations and cash flows are translated at average exchange rates and assets and liabilities are translated at end-of-period exchange rates for operations outside the United States that prepare financial statements in currencies other than the U.S. dollar. Translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in shareowners’ deficit. Gains and losses from foreign currency transactions are reflected in other income (expense), net.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the amount is fixed or determinable, and collection of the resulting receivable, including receivables of customers to which we have provided customer financing, is probable.

Most of our sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of multiple-element arrangements, the application of software revenue recognition rules, contract accounting and collectibility.

Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under our control. Revenue is generally recognized when title passes to the customer, which usually is upon delivery of the equipment, provided our installation requirements are expected to be completed within 90 days from equipment delivery and all other revenue recognition criteria is met. Revenue is generally recognized for products sold through multiple distribution channels when the reseller or distributor sells the product to the end user. Services revenue is generally recognized at the time of performance.

We apply software revenue recognition rules when we sell software on a standalone basis, or when software is embedded with our hardware and the software is considered more than incidental. We determine that software is more than incidental when it is apparent that it is a significant factor in the customer’s purchasing decision such as when a transaction also includes software upgrades or enhancements. In multiple element arrangements where software is considered more than incidental, fair value of an undelivered element is determined using vendor specific objective evidence (VSOE). If VSOE cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until such criteria are met or until the last element is delivered.

The percentage of completion method of accounting is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. The units-of-delivery method or units-of-work performed method is used to measure progress on each contract. Revenue and cost estimates are revised periodically based on changes in circumstances. Any expected losses on contracts are recognized immediately upon contract signing or as soon thereafter as identified.

The assessment of collectibility is critical in determining whether revenue should be recognized. As part of the revenue recognition process, we determine whether trade and notes receivables are reasonably assured of collection based on various factors. Revenue and related costs are deferred if we are uncertain as to whether the receivable can be collected or sold. Revenue is deferred but costs are recognized when we determine that the collection or sale of the receivable is unlikely.

Research and Development and Software Development Costs

Research and development costs are charged to expense as incurred. However, the direct labor and related overhead costs incurred for the development of computer software that will be sold (“marketed software”) are capitalized when technological feasibility is established. Technological feasibility is established upon completion of all of the planning, designing, coding and testing activities that are necessary in order to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

Capitalization ceases and amortization of marketed software development costs begins when the product is available for general release to customers. Amortization is recognized as costs included in our gross margin on a product-by-product basis, generally using the straight-line method over a 12 to 18-month period. Unamortized marketed software development costs determined to be in excess of the net realizable value of the product are charged to Research and Development expense prior to the general release to the customer, or to Costs thereafter.

Internal Use Software

Direct labor and related overhead costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for internal use are capitalized. These costs are amortized over the estimated useful lives of the software, generally three years. Costs incurred during the preliminary project stage are expensed as incurred.

Stock-Based Compensation

We follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, for our stock-based compensation plans and do not recognize expense for stock option grants if the exercise price is at least equal to the market value of the common stock at the date of grant. Stock-based compensation expense reflected in the as reported net income (loss) includes expense for restricted stock unit awards and option modifications and the amortization of certain acquisition-related deferred compensation expense.

In accordance with Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, the following table summarizes the pro forma effect of stock-based compensation as if the fair value method of accounting for stock options had been applied in measuring compensation cost. No tax benefits were attributed to the stock-based employee compensation expense during fiscal 2004 and 2003 because we maintained a valuation allowance on substantially all of our net deferred tax assets.

	Years ended September 30,
	2004	2003	2002
(in millions, except per share amounts)
Net income (loss), as reported	$2,002	$(770)	$(11,753)
Add: Stock-based employee compensation expense
included in as reported net income (loss), including tax
expense of $13 during fiscal 2002	16	17	50
Deduct: Total stock-based employee compensation
expense determined under the fair value based method,
including tax expense of $1,408 during fiscal 2002	(338)	(285)	(2,562)

Pro forma net income (loss)	$1,680	$(1,038)	$(14,265)

Income (loss) per share applicable to common shareowners:
Basic — as reported	$0.47	$(0.29)	$(3.49)
Diluted — as reported	0.42	(0.29)	(3.49)
Basic — pro forma	0.40	(0.36)	(4.22)
Diluted — pro forma	0.36	(0.36)	(4.22)

The fair value of stock options used to compute the pro forma disclosures is estimated using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions, including the expected price volatility of the underlying stock. Projected data related to the expected volatility and expected life of stock options is based upon historical and other information. Changes in these subjective assumptions can materially affect the fair value estimates. The following table summarizes the assumptions used to compute the weighted average fair value of stock option grants.

	2004	2003	2002

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	90.2%	95.1%	78.9%
Risk-free interest rate	2.6%	2.2%	3.6%
Expected holding period (in years)	3.2	3.0	2.5
Weighted average fair value of options granted	$1.83	$0.87	$2.11

Refer to Note 10 for further information regarding our stock-based compensation plans.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered cash equivalents. These primarily consist of money market funds and to a lesser extent, certificates of deposit and commercial paper. Cash held as collateral or escrowed for contingent liabilities is included in other current and non-current assets based on the expected release of the underlying obligation.

Marketable Securities

Our marketable securities consist of debt securities that are designated as available-for-sale and recorded at fair value. Unrealized holding gains or losses are reported as a component of accumulated other comprehensive income (loss). Realized gains or losses resulting from the sale of these securities are determined based on the specific identification of the securities sold. Marketable securities with maturities greater than three months and less than one year are classified as short-term, otherwise they are classified as long-term.

An impairment charge is recognized when the decline in the fair value of a security below the amortized cost basis is determined to be other-than-temporary. We consider various factors in determining whether to recognize an impairment charge, including the duration of time and the severity to which the fair value has been less than our amortized cost basis, any adverse changes in the investees’ financial condition and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Inventories

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. Excess and obsolete inventory reserves are generally determined by future demand forecasts. Inventories associated with deferred revenue and where title and risk of loss was transferred to the customer were $166 million and $158 million as of September 30, 2004 and 2003, respectively.

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

Acquisition costs and substantial improvements to property, plant and equipment are capitalized. The cost of normal maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets

We adopted SFAS 142, “Goodwill and Other Intangible Assets”, in the first quarter of fiscal 2003. As a result, goodwill is no longer amortized but is tested for impairment in the fourth quarter of each fiscal year or more often if an event or circumstance indicates that an impairment loss has been incurred. An impairment charge is recognized if a reporting unit’s goodwill carrying amount exceeds its implied fair value. We experienced no transitional impairment loss upon adoption of SFAS 142. Prior to adoption, goodwill and identifiable intangible assets were amortized on a straight-line basis over their estimated useful lives. Other acquired intangible assets continue to be amortized on a straight-line basis over the periods benefited, primarily over four years. The following table summarizes the changes in the carrying value of goodwill and other acquired intangible assets.

	Goodwill					Other Acquired Intangible Assets

	INS	Mobility	Services	Other	Total
(in millions)
As of September 30, 2002	$151	$11	$38	$9	$209	$15
Acquisition/contingencies	5	5	—	—	10	3
Impairment/amortization	(35)	—	—	—	(35)	(15)
Other	10	—	—	(9)	1	—

As of September 30, 2003	131	16	38	—	185	3
Acquisition/contingencies	127	11	53	—	191	60
Impairment/amortization	—	—	—	—	—	(3)
Other	(1)	(2)	—	—	(3)	1

As of September 30, 2004	$257	$25	$91	$—	$373	$61

Other acquired intangible assets were net of accumulated amortization of $48 million and $45 million as of September 30, 2004 and 2003, respectively. The following table presents the net loss for fiscal 2002, adjusted to exclude goodwill amortization of $208 million.

Year ended September 30, 2002
(in millions, except per share amounts)
Net loss:
As reported	$(11,753)
Adjusted	(11,545)
Basic and diluted loss per share:
As reported	$(3.49)
Adjusted	(3.43)

The following table summarizes the estimated future amortization expense of other acquired intangible assets.

(in millions) Fiscal Year:	Amount

2005	$16
2006	16
2007	15
2008	14

Total	$61

Impairment of Other Long-Lived Assets

Other long-lived assets, including property, plant and equipment, capitalized software and other acquired intangible assets are reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds its fair value, which is typically calculated using discounted expected future cash flows. The discount rate applied to these cash flows is based on our weighted average cost of capital, which represents the blended after-tax costs of debt and equity.

Reclassifications

Certain amounts have been reclassified to conform to our current period presentation.

2. BUSINESS RESTRUCTURING

During the second quarter of fiscal 2001, we committed to and began implementing a restructuring program to realign resources to focus on the large telecommunications service provider market. We assessed our product portfolio and associated R&D, and then streamlined the rest of our operations to support those reassessments. We eliminated some marginally profitable or non-strategic product lines, merged certain technology platforms, consolidated development activities, eliminated management positions and many duplications in marketing functions and programs, centralized our sales support functions and sold or leased certain of our manufacturing facilities and made greater use of contract manufacturers. We sold or disposed of the assets related to the eliminated product lines, closed facilities and reduced the employee workforce on a global basis.

All reportable segments, sales and marketing, and general corporate functions participated in these actions, however the charges or subsequent reversals to the reserves were excluded from their results and were reported separately. The following table summarizes the net charges or reversals under our restructuring program.

	Years ended September 30,
	2004	2003	2002	2001

(in millions)
Restructuring costs	$(20)	$(64)	$1,023	$4,767
Asset write-downs	1	(120)	458	2,800
Business dispositions	(1)	—	(140)	—
Impairment of goodwill and other acquired
intangible assets	—	35	975	3,849

Net charges (reversals)	$(20)	$(149)	$2,316	$11,416

Reflected in:
Costs	$—	$(26)	$64	$1,259
Operating expenses	(20)	(158)	1,426	6,308
Impairment of goodwill	—	35	826	3,849

Net charges (reversals)	$(20)	$(149)	$2,316	$11,416

Restructuring Costs

Restructuring costs consisted of employee separations of $3.4 billion, contract settlements of $944 million, facility closings of $304 million, and other charges of $79 million during fiscal 2001. The following table summarizes the components of restructuring costs and related reserve activity.

	Employee Separations	Contract Settlements	Facility Closings	Other	Total

(in millions)
Restructuring reserve as of September 30, 2001	$588	$610	$296	$125	$1,619

Charges related to current year plans	944	90	210	34	1,278
Charges related to prior year plans	5	18	116	2	141
Reversals related to prior year plans	(150)	(201)	(25)	(20)	(396)

Total restructuring costs for fiscal 2002	799	(93)	301	16	1,023
Utilization of reserves	(1,020)	(367)	(114)	(72)	(1,573)

Restructuring reserve as of September 30, 2002	367	150	483	69	1,069

Charges related to current year plans	18	17	—	1	36
Charges related to prior year plans	163	27	54	5	249
Reversals related to prior year plans	(228)	(60)	(37)	(24)	(349)

Total restructuring costs for fiscal 2003	(47)	(16)	17	(18)	(64)
Utilization of reserves	(258)	(100)	(133)	(47)	(538)

Restructuring reserve as of September 30, 2003	62	34	367	4	467

Charges related to prior year plans	—	—	44	—	44
Reversals related to prior year plans	(14)	(15)	(32)	(3)	(64)

Total restructuring costs for fiscal 2004	(14)	(15)	12	(3)	(20)
Utilization of reserves	(38)	(11)	(177)	(1)	(227)

Restructuring reserve as of September 30, 2004	$10	$8	$202	$—	$220

Employee Separations

There were approximately 53,600 voluntary and involuntary employee separations associated with employee separation charges from fiscal 2001 through fiscal 2003. Substantially all of the employee separations were completed as of September 30, 2003. The employee separations affected all business groups and geographic regions. Management represented approximately 70% of the total employee separations. In addition, involuntary separations represented approximately 70% of the total employee separations.

The fiscal 2003 charges for new plans were for approximately 200 employee separations associated with the discontinuance of the TMX Multi-Service Switching and Spring Tide product lines in the INS segment. The fiscal 2002 charges for new plans were for approximately 17,300 employee separations and included charges for pension termination benefits for certain former U.S. employees funded through our pension assets, pension and postretirement curtailment charges and postemployment benefit curtailment credits.

The fiscal 2004 and 2003 revisions to prior year plans were due to actual termination benefits and curtailment costs being lower than the estimated amounts as a result of certain differences in assumed demographics, including the age, service lives and salaries of the separated employees. Fiscal 2003 also included a reversal of approximately 900 employee separations due to higher than expected attrition rates. Components of the fiscal 2003 net reversal included non-cash reversals for pension and postretirement termination benefits to certain former U.S. employees funded through our pension assets, and pension, postretirement and postemployment benefit curtailments. The fiscal 2002 revisions to prior year plans were due to higher than expected attrition rates that resulted in a reduction of 2,200 expected employee terminations. Also, the actual severance cost per person was lower than the original estimates after execution of the various plans in many countries.

Contract Settlements

Contract settlement charges were primarily incurred for settlements of purchase commitments with suppliers and contract renegotiations or cancellations of contracts with customers, all of which resulted from the discontinuance of various product lines. Revisions to prior year plans were due primarily to the negotiated settlement of obligations and commitments for amounts lower than originally estimated.

Facility Closings

The planned exit of certain owned and leased facilities consisting of approximately 15.9 million square feet were included in the restructuring program. All of these sites were exited as of September 30, 2003. Charges were recognized for the expected remaining future cash outlays associated with trailing lease liabilities, lease termination payments and expected restoration costs in connection with the plans. The trailing lease liabilities were reduced by expected sublease rental income.

Revisions to prior year plans were due to the impact of changes in estimated facility closing costs, including additional space consolidation, expected sublease rental income on certain properties resulting from changes in the commercial real estate market and early termination of certain lease obligations.

The facility closings charges were net of expected sublease rental income of $136 million and $241 million during fiscal 2002 and 2001, respectively. This expected sublease rental income was subsequently reduced by $105 million, $55 million and $63 million during fiscal 2004, 2003 and 2002, respectively. The remaining reserve as of September 30, 2004 of $202 million is expected to be paid over the remaining lease terms ranging from several months to 11 years and is reflected net of expected sublease income of $137 million. We have received commitments for approximately $30 million of this expected sublease rental income as of September 30, 2004. Additional charges may be required in the future if the expected sublease income is not realized.

Utilization of business restructuring reserves

	Years ended September 30,
	2004	2003	2002
(in millions)
Cash payments	$(227)	$(629)	$(1,022)
Net pension and postretirement termination benefits to certain former
U.S. employees to be funded through our pension assets	—	33	(205)
Net pension and postretirement benefit curtailments	—	44	(337)
Net postemployment benefit curtailments	—	41	34
Other	—	(27)	(43)

Utilization of reserves	$(227)	$(538)	$(1,573)

Asset write-downs

The following table summarizes the components of asset write-downs.

	Inventory	Property, plant and equipment	Capitalized software	Other	Total
(in millions)
Fiscal 2001 asset write-downs	$1,259	$425	$362	$754	$2,800

Charges related to current year plans	$129	$304	$72	$31	$536
Charges related to prior year plans	97	51	—	—	148
Reversals related to prior year plans	(162)	(35)	—	(29)	(226)

Fiscal 2002 asset write-downs	$64	$320	$72	$2	$458

Charges related to current year plans	$3	$2	$—	$—	$5
Charges related to prior year plans	26	24	—	—	50
Reversals related to prior year plans	(55)	(113)	—	(7)	(175)

Fiscal 2003 asset write-downs	$(26)	$(87)	$—	$(7)	$(120)

Fiscal 2004 asset write-downs	$—	$—	$—	$1	$1

Significant asset write-downs were required as a result of our restructuring actions, including the elimination of product lines, the sale or lease of certain manufacturing operations, the exit of certain facilities and the elimination of certain management positions. The realizability of each asset affected by the restructuring actions was assessed and written down to a new cost basis if required, based on estimated future cash flows.

Inventory charges included an estimate of amounts related to products rationalized or discontinued that were not required to fulfill existing customer obligations. Additional inventory charges or reserve reductions were recognized if the fulfillment of those customer obligations were different from amounts estimated. In addition, reversals related to property, plant and equipment were recognized due to changes in the original plans for certain owned facility closings.

Business dispositions

The fiscal 2002 net gain of $140 million related to business dispositions contemplated as part of our overall restructuring program, including a $188 million gain related to the sale of the billing and customer care business and a $38 million loss related to the sale of the enterprise professional services business.

Impairment of goodwill and other acquired intangible assets

Business decisions during fiscal 2003 to partner with other suppliers to use their products in our sales offerings prompted an assessment of the recoverability of certain goodwill associated with the multi-service switching reporting unit within the INS segment. The reporting unit’s fair value was determined using projected cash flows over a seven-year period, discounted at 15% after considering terminal value and related cash flows associated with service revenues. The excess of the goodwill’s carrying value over its implied fair value was recognized as an impairment charge in the amount of $35 million.

The continued and sharper decline in the telecommunications market prompted an assessment during fiscal 2002 of all key assumptions underlying goodwill valuation judgments, including those relating to short- and long-term growth rates. It was determined that the carrying amounts of goodwill and other intangible assets, primarily related to the September 2000 acquisition of Spring Tide, were greater than the forecasted undiscounted cash flows. As a result, impairment charges of $826 million for goodwill and $149 million for other acquired intangibles were recognized based on the difference between the estimated fair values and corresponding carrying amounts. Fair values were determined on the basis of discounted cash flows.

3. BUSINESS ACQUISITIONS AND DIVESTITURES

Acquisitions

On August 20, 2004, we acquired 100 percent of the outstanding equity of Telica. Telica provides VoIP communications switching equipment that enables service providers to deliver enhanced and traditional voice services over Internet Protocol and legacy networks. The operating results of Telica were included in our consolidated results since the date of acquisition. Pro forma results were not presented because the effect of the acquisition was not material.

The aggregate purchase price of $262 million included approximately 80 million shares of our common stock valued at $258 million and options to purchase shares of our common stock. The value of the common shares was determined based on the average market price of our common shares over the 2-day period before and after the date of the acquisition agreement. The purchase price includes $9 million that was recognized as a current liability because certain Telica shares were not presented for exchange as of September 30, 2004. An additional nine million shares of our common stock, valued at $29 million, is held in an escrow account for potential general indemnification matters through February 2006. Goodwill will be increased if these common shares are released.

In addition to the consideration referenced above, a $7 million cash bonus was paid to Telica’s employees. An additional $7 million cash bonus will be provided to employees if certain product development milestones are achieved during the next two years. We have begun to accrue this cost over the milestone period because we expect that they will be achieved.

The purchase price in excess of the estimated fair value of tangible assets acquired was allocated to goodwill ($178 million), identifiable intangible assets ($60 million) and in-process research and development (IPR&D) ($14 million). The identifiable intangible assets were attributed to developed technology that is amortized over its expected useful life of four years. IPR&D represents technology that has not reached technological feasibility and has no alternate future use. The value allocated to IPR&D was determined using an income approach that included an excess earnings analysis reflecting the appropriate cost of capital for each project. These estimated future cash flows considered estimates of revenue, gross margin, operating expenses and income taxes and were consistent with historical pricing, cost and expense levels for similar products. A 33% discount rate was utilized to discount the cash flows based on consideration of our weighted average cost of capital, as well as other factors including the estimated useful life of each project, the anticipated profitability of each project, the uncertainty of technology advances that were known at the time and the stage of completion of each project.

On February 3, 2003, we purchased the remaining 10% minority interest in AG Communications Systems Corporation for $23 million. This transaction resulted in $3 million of goodwill and $3 million of other acquired intangible assets that related to developed technology.

Dispositions

On September 30, 2002, we sold two of our China-based joint ventures to Corning Incorporated. These joint ventures were part of the optical fiber solutions business (“OFS”). The total purchase price of $200 million included a cash payment of $123 million, shares of Corning common stock valued at $50 million and a note receivable of $27 million. The note receivable was collected during fiscal 2003.  A gain of $100 million was recognized and included in other income during fiscal 2002.

On May 31, 2002, we sold certain manufacturing equipment and inventory for $96 million and commenced a three-year supply agreement with Solectron Corporation for certain optical networking products. Due to continuing market uncertainties, we terminated the agreements, purchased certain assets back from Solectron and paid $50 million to Solectron in November 2002.  The contract manufacturing work for the optical networking products was transitioned to other suppliers during the first half of fiscal 2003.  These events did not significantly impact our results of operations.

On February 28, 2002, we sold our billing and customer care business to CSG Systems International, Inc. for $250 million. After the settlement of certain post-closing purchase price adjustments, a gain of $188 million was recognized and included in business restructuring during fiscal 2002.

On November 16, 2001, we sold OFS to The Furukawa Electric Co., Ltd. for approximately $2.3 billion, including shares of CommScope, Inc.’s common stock valued at $173 million. A gain of $564 million was recognized and included in other income during fiscal 2002. The favorable resolution of certain contingencies resulted in an additional gain of $41 million during fiscal 2003.

Discontinued Operations

On June 1, 2002, we completed the spin-off of Agere Systems Inc. (“Agere”), our former microelectronics business, by distributing our 57.8% interest in Agere common stock, consisting of 37.0 million shares of Agere Class A common stock and 908.1 million shares of Agere Class B common stock, to our common shareowners of record on May 3, 2002. Each of our shareowners received one share of Agere Class A common stock for every 92.768991 shares of our common stock held and one share of Agere Class B common stock for every 3.779818 shares of our common stock held. The historical carrying amount of the net assets transferred to Agere of approximately $1.2 billion was charged to shareowners’ deficit during fiscal 2002. Our results of operations included $73 million of income on disposal of Agere, including tax expense of $34 million during fiscal 2002. This income included subsequent adjustments to the related loss reserve for our share of Agere’s net losses from the initial measurement date through the spin-off date, including pension termination benefit charges of $102 million related to business restructuring actions taken by Agere prior to the spin-off.

During fiscal 2002 and through the spin-off date, Agere’s net cash used by operating activities was $521 million, net cash provided by investing activities was $279 million and net cash used by financing activities was $1.7 billion.

4. SUPPLEMENTARY FINANCIAL INFORMATION

	Years ended September 30,
	2004	2003	2002
(in millions)
Supplementary Statement of Operations Information:
Depreciation of property, plant and equipment	$284	$559	$718
Amortization of software development costs	376	393	469
Amortization of other acquired intangible assets	3	15	42
Amortization of goodwill	—	—	208
Other amortization	30	11	33

Depreciation and amortization	$693	$978	$1,470

Legal settlements	$(84)	$(401)	$(212)
SEC settlement	(25)	—	—
Debt conversion cost and gain on extinguishments, net	(7)	(97)	—
Gain on sale of businesses, net	—	49	725
Gain (loss) on sale of investments	75	(10)	4
Interest income	89	86	114
Interest income on tax settlements	135	16	73
Gain (loss) on foreign currency transactions	(10)	10	(46)
Other-than-temporary write-down of investments	(22)	(63)	(209)
Other, net	89	(18)	(157)

Other income (expense), net	$240	$(428)	$292

	September 30,
	2004	2003
(in millions)
Supplementary Balance Sheet Information:
Completed goods	$604	$465
Work in process	49	43
Raw materials	169	124

Inventories	$822	$632

Contracts in process, gross	$3,696	$7,053
Less: progress billings	3,798	7,020

Contracts in process	$(102)	$33

Costs and recognized income not yet billed	$106	$251
Billings in excess of costs and recognized income	(208)	(218)

Contracts in process	$(102)	$33

Retainage receivables (included in other assets)	$16	$207

Land and improvements	$76	$86
Buildings and improvements	1,505	1,645
Machinery, electronic and other equipment	2,223	2,350

Property, plant and equipment, gross	3,804	4,081
Less: accumulated depreciation	2,428	2,488

Property, plant and equipment, net	$1,376	$1,593

Income tax receivables, including related interest	$868	$134
Non-trade receivables	360	198
Deferred income taxes	197	146
Prepaid expenses	187	217
Restricted cash	148	140
Forward contracts receivable	24	322
Contracts in process	—	33
Other	29	23

Other current assets	$1,813	$1,213

	September 30,
	2004	2003

Marketed software	$284	$323
Internal use software	142	183
Restricted cash	125	116
Non-trade receivables	78	582
Investments	77	136
Other	222	268

Other assets	$928	$1,608

Deferred revenue	$593	$507
Shareholder lawsuit settlement	572	481
Warranty reserve	221	244
Contracts in process	102	—
Restructuring	88	115
Other	785	1,046

Other current liabilities	$2,361	$2,393

Deferred income taxes	$178	$146
Deferred compensation	155	90
Restructuring	122	290
Environmental	83	93
Warranty	76	86
Minority interests	35	58
Other, including contingencies	483	831

Other liabilities	$1,132	$1,594

	Years ended September 30,
	2004	2003	2002
(in millions)
Valuation and Qualifying Accounts
Allowance for uncollectible accounts receivable:
Allowance at beginning of year	$246	$325	$634
Provision for (recovery of) bad debts	(42)	(67)	488
Transfers to (from) other accounts	7	134	—
Write-offs	(101)	(146)	(797)

Allowance at end of year	$110	$246	$325

Inventory valuation reserves:
Reserve at beginning of year	$980	$1,490	$1,814
Charged to costs	17	56	621
Transfers to (from) other accounts	(26)	109	334
Write-offs	(251)	(675)	(1,279)

Reserve at end of year	$720	$980	$1,490

5. EARNINGS (LOSS) PER COMMON SHARE

Basic EPS is calculated by dividing the net income (loss) applicable to common shareowners by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated by dividing net income (loss) applicable to common shareowners, adjusted to exclude preferred dividends and accretion, conversion costs, redemption costs and interest expense related to the potentially dilutive securities, by the weighted average number of common shares outstanding during the period, plus any additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

The following table summarizes the computation of basic and diluted EPS. Due to the net loss incurred in fiscal 2003 and 2002, the diluted loss per share was the same as basic because any potentially dilutive securities would have reduced the loss per share.

	Years ended September 30,
	2004	2003	2002
(in millions, except per share amounts)
Net income (loss)	$2,002	$(770)	$(11,753)
Conversion and redemption cost — 8.00% convertible securities	(1)	(287)	(29)
Preferred stock dividends and accretion	12	(103)	(167)

Net income (loss) applicable to common shareowners — basic	2,013	(1,160)	(11,949)
Adjustment for dilutive securities on net income (loss):
Interest expense related to convertible securities	200	—	—

Net income (loss) applicable to common shareowners — diluted	$2,213	$(1,160)	$(11,949)

Weighted average shares outstanding — basic	4,258	3,950	3,427
Effect of dilutive securities:
Stock options	72	—	—
2.75% convertible securities	496	—	—
8.00% convertible securities	249	—	—
7.75% convertible securities	238	—	—

Weighted average shares outstanding — diluted	5,313	3,950	3,427

EPS:
Basic	$0.47	$(0.29)	$(3.49)
Diluted	0.42	(0.29)	(3.49)

The loss from continuing operations applicable to common shareowners was approximately $12.0 billion or $3.51 per share during fiscal 2002. Income from discontinued operations was $73 million or $0.02 per share during fiscal 2002.

The following table summarizes the potential shares of common stock that were excluded from the diluted per share calculation, because the effect of including these potential shares was antidilutive.

	Years ended September 30,
	2004	2003	2002
(in millions)
8% convertible securities	3	685	519
7.75% convertible securities	—	273	193
2.75% convertible securities	—	326	—
Stock options	—	14	4
Other	—	—	2

Potentially dilutive shares	3	1,298	718

Stock options excluded from the diluted per share calculation because the exercise price
was greater than the average market price of the common shares	252	300	471

The calculation of dilutive or potentially dilutive common shares related to our convertible securities considers the conversion features or redemption features, whichever is more dilutive.  Redemption features are only considered if we have the right to settle redemption requests through the issuance of our common stock as in the case of our 2.75% and 8.00% convertible securities.  In this case, the “if redeemed” calculations are based upon the 12-month average price of our common stock and the weighted average number of the respective securities outstanding during the periods presented.  The conversion features related to our 2.75% convertible securities are only considered if certain conditions are met, otherwise the “if redeemed” calculations are used. The dilutive effect of our convertible securities may fluctuate from period to period as a result of the as reported net income levels and the average market price of our common stock.

In September 2004, the FASB’s Emerging Issues Task Force (EITF) finalized EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. As a result, beginning in the first quarter of fiscal 2005, the conversion features related to our 2.75% convertible securities will always be considered in the diluted EPS calculation and will be used unless the “if redeemed” calculation is more dilutive. The impact of EITF 04-8 is not expected to materially effect our future diluted EPS calculations and would not have changed our quarterly and annual fiscal 2004 diluted EPS.

6. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are summarized below. Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

	Foreign currency translation adjustment	Change in net unrealized holding gains/losses on investments	Minimum pension liability adjustment	Total accumulated other comprehensive loss
(in millions)
Balance as of October 1, 2001	$(467)	$40	$(14)	$(441)
Current-period change	60	(36)	(2,927)	(2,903)
Amounts transferred to Agere	(6)	—	—	(6)

Balance as of September 30, 2002	(413)	4	(2,941)	(3,350)
Current-period change	135	71	(594)	(388)

Balance as of September 30, 2003	(278)	75	(3,535)	(3,738)
Current-period change	34	(81)	150	103

Balance as of September 30, 2004	$(244)	$(6)	$(3,385)	$(3,635)

7. INCOME TAXES

The following table summarizes the U.S. and non-U.S. components of income (loss) from continuing operations before income taxes and the provision (benefit) for income taxes.

	Years ended September 30,
	2004	2003	2002
(in millions)
Income (loss) from continuing operations before income taxes:
U.S.	$985	$(1,048)	$(7,076)
Non-U.S.	78	45	7

Income (loss) from continuing operations before income taxes	$1,063	$(1,003)	$(7,069)

Provision (benefit) for income taxes:
Current:
Federal	$(967)	$(309)	$(611)
State and local	(10)	4	—
Non-U.S.	57	72	100

Subtotal	(920)	(233)	(511)

Deferred:
Federal	—	—	4,242
State and local	—	—	837
Non-U.S.	(19)	—	189

Subtotal	(19)	—	5,268

Provision (benefit) for income taxes	$(939)	$(233)	$4,757

The following table summarizes the principal reasons for the difference between the effective tax (benefit) rate on continuing operations and the U.S. federal statutory income tax (benefit) rate.

	Years ended September 30,
	2004	2003	2002

U.S. federal statutory income tax (benefit) rate	35.0%	(35.0)%	(35.0)%
State and local income tax (benefit) rate, net of federal income tax effect	3.1	(3.6)	(3.3)
Foreign earnings taxed at different rates	(2.3)	8.4	0.2
Research credits	—	(0.9)	(0.7)
IPR&D, goodwill amortization and impairments	0.5	1.2	5.0
Disposition of OFS business	—	—	(7.3)
Conversions of 7.75% trust preferred securities	—	4.5	—
Tax audit-related adjustments	(13.4)	(7.7)	(1.2)
Other differences, net	0.5	(3.0)	(1.7)
Change in valuation allowance	(111.8)	12.9	111.3

Effective income tax (benefit) rate	(88.4)%	(23.2)%	67.3%

The following table summarizes the change in the valuation allowance.

	September 30,
	2004	2003	2002
(in millions)
Valuation allowance at beginning of year	$9,934	$9,989	$742
Charged (credited) to expense	(1,188)	129	7,868
Charged (credited) to other comprehensive loss	(29)	205	1,472
Write-off of carryforwards	(756)	(389)	(93)
Acquisitions and other	(21)	—	—

Valuation allowance at end of year	$7,940	$9,934	$9,989

The following table summarizes the components of deferred income tax assets and liabilities.

	September 30,
	2004	2003
(in millions)
Bad debt and customer financing reserves	$98	$259
Inventory reserves	216	304
Business restructuring reserves	86	183
Other operating reserves	479	541
Postretirement and other benefits	2,358	2,149
Net operating loss/credit carryforwards	6,053	6,882
Other	223	748
Valuation allowance	(7,940)	(9,934)

Deferred tax assets	$1,573	$1,132

Pension	$1,367	$842
Other	187	290

Deferred tax liabilities	$1,554	$1,132

Net deferred tax assets	$19	$—

Included in:
Other current assets	$197	$146
Other liabilities	178	146

Total	$19	$—

The following table summarizes carryforwards of losses (tax-effected) and tax credits.

	Amount	Expiration
(in millions)
Federal net operating losses	$2,881	2022 to 2024
State net operating losses	792	2006 to 2024
Capital losses	430	2007 to 2008
Foreign net operating losses/credits	495	2005 to indefinite
Foreign tax credits	252	2010
Research credits	958	2017 to 2022
State credits (various)	245	2007 to 2018

Total as of September 30, 2004	$6,053

The write-off of carryforwards includes the impact of the expiration of certain net operating loss and tax credit carryforwards, the repatriation of non-U.S. earnings to the U.S. and audit-related and other adjustments that reduced the net operating loss carryforwards during the respective periods.

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

Forming a conclusion that a valuation allowance is not needed is difficult when there is negative objective evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment. We determine cumulative losses on a rolling twelve-quarter basis. Accordingly, as of June 30, 2002, we concluded that it was appropriate to establish a full valuation allowance for our net deferred tax assets. Subsequent to June 30, 2002, we have maintained a valuation allowance on substantially all of our net deferred tax assets. We expect to continue to maintain a full valuation allowance until an appropriate level of profitability is sustained or we are able to develop tax strategies that would enable us to conclude that it is more likely than not that a portion of our deferred tax assets would be realizable.

During the fourth quarter of fiscal 2003, we filed a net operating loss carryback claim related to the carryback of our fiscal year 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T consolidated group. We reached a tentative agreement with the Internal Revenue Service (the “IRS”) on September 1, 2004 that allowed for a tax refund of $816 million (plus statutory interest to the date of payment), subject to approval by the Congressional Joint Committee on Taxation (the “Joint Committee”). The tax benefit related to the claim was not recognized at that time or prior to that time because it was related to a complex matter and there was no assurance that the approval from the Joint Committee would be obtained. On November 8, 2004, we received written confirmation from the IRS that the Joint Committee approved our tentative agreement with the IRS and that our agreement with the IRS was final. We were required to reassess the realizability of our net operating loss carryforwards as of September 30, 2004, because the Joint Committee’s final approval was received prior to the issuance of our consolidated financial statements. As a result, we recognized an $816 million income tax benefit from the reversal of valuation allowances due to the realization of deferred tax assets and interest income of $45 million during the fourth quarter of fiscal 2004.

We expect to receive the refund during fiscal 2005, following completion of the IRS’s audit of our 2001 federal income tax return. The refund will be paid by the IRS to AT&T and the entire refund amount will become payable by AT&T to us under our tax sharing agreements with AT&T. We do not believe there are any other matters that would impact the refund claim.

During fiscal year 2004, $908 million of undistributed earnings of various non-U.S. subsidiaries were repatriated to the U.S. The income taxes on these distributions are not expected to be significant as a result of our U.S. net operating loss carryforwards and valuation allowance. These tax efficient one time distributions were made to reset the operating cash needs in certain foreign jurisdictions and reflect recent changes in our business and business model as well as various other contributing factors. We have not provided for U.S. deferred income taxes or foreign withholding taxes on the remaining undistributed earnings of $1.9 billion of our non-U.S. subsidiaries since these earnings are intended to be reinvested indefinitely. As a result of our U.S. net operating loss carryforwards and valuation allowance, the amount of additional taxes that might be payable on such undistributed earnings is not expected to be significant. However, if significant changes to our net operating loss carryforwards and valuation allowance occur in the future, the amount of additional taxes on undistributed earnings could be significant. As a result, it is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may record incremental tax expense based upon the probable outcomes of such matters. In addition, we adjust the previously reported tax expense to reflect the expected results of these examinations. The net income tax benefit recognized as a result of the expected favorable resolution of certain tax audit matters were $142 million, $77 million and $82 million during fiscal 2004, 2003 and 2002, respectively.

8. DEBT OBLIGATIONS AND EARLY EXTINGUISHMENT OF DEBT

The following table summarizes components of long-term debt obligations.

	September 30,
	2004	2003
(in millions)
Variable interest notes due November 21, 2007 (5.75% as of
September 30, 2003)	$—	$216
7.25% notes due July 15, 2006	450	561
11.755% notes due July 1, 2006	—	34
8% convertible securities redeemable on August 2, 2007	817	—
5.50% notes due November 15, 2008	291	409
2.75% Series A debentures due June 15, 2023	750	750
2.75% Series B debentures due June 15, 2025	881	881
6.50% debentures due January 15, 2028	300	300
6.45% debentures due March 15, 2029	1,360	1,360
Unamortized discount	(30)	(33)
Fair value basis adjustment attributable to hedged debt obligations	17	28
Other	2	47

Subtotal long-term debt	4,838	4,553
Amounts maturing within one year	(1)	(114)

Long-term debt	$4,837	$4,439

Liability to subsidiary trust issuing preferred securities	$1,152	$1,152

Variable interest notes were repaid during fiscal 2004 as a result of settling a dispute with an unaffiliated insurer relating to our Insured Special Purpose Trust.

Debt maturing within one year included $275 million classified as a secured borrowing attributed to a prepaid forward sales agreement as of September 20, 2003. The agreement matured during fiscal 2004.

The 8% convertible securities were classified as preferred stock on September 30, 2003. On November 24, 2003, we exchanged all of our outstanding 8% redeemable convertible preferred stock for 8% convertible subordinated debentures.

The weighted average interest rate on long-term debt outstanding, including the liability to subsidiary trust issuing preferred securities, was 5.9% and 5.8% as of September 30, 2004 and 2003, respectively.

The maturities of long-term debt and liability to subsidiary trust issuing preferred securities as of September 30, 2004 for the next successive five fiscal years and thereafter were $1 million in 2005, $450 million in 2006, $817 million in 2007, $0 in 2008, $291 million in 2009, and $4.4 billion thereafter.

2.75% series A and B debentures

During the third quarter of fiscal 2003, we sold 2.75% Series A Convertible Senior Debentures and 2.75% Series B Convertible Senior Debentures for an aggregate amount of $1.6 billion, net of the underwriters discount and related fees and expenses of $46 million.  The debentures were issued at a price of $1,000 per debenture and were issued under our universal shelf registration statement.  The debentures rank equal in priority with all of the existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of the existing and future subordinated indebtedness.  The terms governing the debentures limit our ability to create liens, secure certain indebtedness and merge with or sell substantially all of our assets to another entity.

The debentures are convertible into shares of common stock only if (1) the sale price of our common stock for at least twenty trading days during the period of thirty consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price, (2) the trading price of the debentures is less than 97% of the product of the sale price of our common stock and the conversion rate during any five consecutive trading-day period, (3) the debentures have been called for redemption by us or (4) certain specified corporate actions occur.

At our option, the debentures are redeemable for cash after certain dates (“optional redemption periods”) at 100% of the principal amount plus any accrued and unpaid interest.  In addition, at our option, the debentures are redeemable earlier (“provisional redemption periods”) if the sale price of the common stock exceeds 130% of the applicable conversion price.  Under these circumstances, the redemption price would also include a make-whole payment equal to the present value of all remaining scheduled interest payments through the beginning of the optional redemption periods.

At the option of the holder, the debentures are redeemable on certain dates at 100% of the principal amount plus any accrued and unpaid interest. In these circumstances, we may pay the purchase price with cash, common stock (with the common stock to be valued at a 5% discount from the then current market price) or a combination of both.

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount	$750,000,000	$881,000,000
Conversion ratio of common share per debenture	299.4012	320.5128
Initial conversion price	$ 3.34	$ 3.12
Redemption periods at our option:
Provisional redemption periods	June 20, 2008 thru June 19, 2010	June 20, 2009 thru June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

Liability to subsidiary trust issuing preferred securities (7.75% convertible securities)

During fiscal 2002, Lucent Technologies Capital Trust I (“the Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of $1.75 billion. We own all of the common securities of the Trust and as a result had previously consolidated the Trust. The Trust used the proceeds to purchase our 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures.

In December 2003, the FASB issued a revision to FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN 46(R)”). The revision clarified certain provisions of what constitutes a variable interest and addressed substantive ownership provisions related to consolidation. We adopted FIN 46(R) during the second quarter of fiscal 2004.

We determined that the holders of the trust preferred securities were the primary beneficiaries of the Trust upon review of the provisions of FIN 46(R). As a result, we de-consolidated the Trust and reflected our obligation to the Trust under the caption “liability to subsidiary trust issuing preferred securities.” We renamed the related balance as of September 30, 2003 to conform with the current period presentation. The effect of this change had no effect on our reported liabilities or results of operations. We continue to be obligated to repay the debentures held by the Trust and guarantee repayment of the preferred securities issued by the Trust.

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

The ability of the Trust to pay dividends depends on the receipt of interest payments on the debentures. We have the right to defer payments of interest on the debentures for up to 20 consecutive quarters. If payment of interest on the debentures is deferred, the Trust will defer the quarterly distributions on the trust preferred securities for a corresponding period. Deferred interest accrues at an annual rate of 9.25%. At the option of the holder, each trust preferred security is convertible into shares of our common stock, subject to an additional adjustment under certain circumstances. The following table summarizes the terms of this security.

Conversion ratio of common shares per security	206.6116
Conversion price	$ 4.84
Redemption period at our option	After March 19, 2007
Maturity date	March 15, 2017

8% convertible securities

The following table summarizes the terms of this security.

Conversion ratio of common shares per security	168.3502
Conversion price	$ 5.94
Liquidation preference per share	$1,000 plus accreted unpaid dividends

Redemption period at our option	After August 15, 2006
Redemption dates at the option of the holder	On August 2, 2007, 2010 and 2016
Mandatory redemption date	August 1, 2031

On November 24, 2003, we exchanged all of our outstanding 8% redeemable convertible preferred stock for 8% convertible subordinated debentures. This exchange was made pursuant to rights we had under the terms of the preferred stock to exchange the stock for the convertible subordinated debentures. These debentures have an interest rate of 8%, the same as the dividend rate on the preferred stock, and have the same payment and record dates as the preferred stock dividends, but the interest on the debentures must be paid in cash. The subordinated debentures have terms substantially the same as the preferred stock with respect to put rights, redemptions and conversion into common stock. Securities tendered to us pursuant to the August 2004 redemption feature were less than $1 million.

Early extinguishment of convertible securities and debt obligations

The following table summarizes the impact of convertible securities and certain debt obligations retired through exchanges of our common stock and cash.

	Years ended September 30,
	2004	2003	2002
(in millions)
8% convertible securities	$58	$835	$175
7.75% convertible securities	—	598	—

Total convertible securities	58	1,433	175
Other debt obligations	274	519	—

Total convertible securities and debt extinguished	$332	$1,952	$175

Shares of our common stock exchanged	22	563	58

Cash used for early extinguishments	$249	$487	$—

8% convertible securities — conversion/ redemption costs	$(4)	$(287)	$(29)
7.75% convertible securities — conversion costs	—	(129)	—
Debt obligations — gains (losses)	(4)	32	—

Impact on net income (loss) applicable to common shareowners	$(8)	$(384)	$(29)

Conversion costs were recognized in amounts equal to the fair value of the additional common shares issued to the holders of each respective preferred security to prompt the exchange over the number of shares of common stock obligated to be issued pursuant to the original conversion terms of the respective security.

9. EMPLOYEE BENEFIT PLANS

We maintain defined benefit pension plans covering the majority of employees and retirees, and postretirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. The pension plans feature a traditional service-based program as well as a cash balance program. The cash balance program was added to our defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from our traditional program to our cash balance program. Additionally, employees covered by the cash balance program are not eligible to receive company-paid postretirement health and group life coverage. We are not obligated to pay for postretirement group life and health care benefits for U.S. management employees with less than 15 years of service as of June 30, 2001.

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our pension and postretirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were September 30, 2004 and 2003.

	Pension benefits September 30,		Postretirement benefits September 30,
	2004	2003	2004	2003
(in millions)
Change in benefit obligation:
Benefit obligation at beginning of year	$31,235	$30,312	$8,511	$9,845
Service cost	150	155	8	8
Interest cost	1,716	1,859	434	583
Actuarial (gains) losses	832	2,502	(1,489)	112
Amendments	(11)	(464)	(110)	(1,148)
Benefits paid	(2,671)	(2,984)	(967)	(985)
Plan participant contributions	3	4	100	65
Settlements	(5)	(27)	—	—
Termination benefits	—	(21)	—	5
Curtailments	(1)	(200)	—	17
Exchange rate changes	53	99	—	—
Benefit obligation assumed by Agere and OFS	—	—	—	9

Benefit obligation at end of year	$31,301	$31,235	$6,487	$8,511

Change in plan assets:
Fair value of plan assets at beginning of year	$30,148	$28,598	$2,327	$2,445
Actual return on plan assets	4,507	4,848	162	377
Benefits paid	(2,671)	(2,984)	(967)	(985)
Plan participant contributions	3	4	100	65
Company contributions	57	69	27	87
Exchange rate changes	48	96	—	—
Other (including transfer of assets from pension to postretirement plans)	(19)	(483)	(19)	338

Fair value of plan assets at end of year	$32,073	$30,148	$1,630	$2,327

Funded status of the plan	$772	$(1,087)	$(4,857)	$(6,184)
Unrecognized prior service cost (credit)	85	169	(1,282)	(1,268)
Unrecognized transition obligation	1	1	—	—
Unrecognized net loss	6,017	6,628	1,263	2,802

Net asset (liability) recognized	$6,875	$5,711	$(4,876)	$(4,650)

Amounts recognized in the consolidated balance sheets:
Prepaid pension costs	$5,358	$4,659	$—	$—
Other assets	11	16	—	—
Payroll and benefit-related liabilities	(5)	(5)	(258)	(310)
Postretirement and postemployment benefit liabilities	—	—	(4,618)	(4,340)
Pension liabilities	(1,874)	(2,494)	—	—
Accumulated other comprehensive loss	3,385	3,535	—	—

Net asset (liability) recognized	$6,875	$5,711	$(4,876)	$(4,650)

	Pension benefits September 30,		Postretirement benefits September 30,
Additional Information:	2004	2003	2004	2003
(in millions)
Benefit obligation by major plans:
U.S. management	$17,684	$17,714	$—	$—
U.S. occupational	12,459	12,686	—	—
Non-U.S. and supplemental	1,158	835	—	—
Non-represented health	—	—	1,503	2,771
Formerly represented health	—	—	3,369	4,232
Group Life and other	—	—	1,615	1,508

Benefit obligation at end of year	$31,301	$31,235	$6,487	$8,511

Plan assets by major plans:
U.S. management	$15,974	$15,134	$—	$—
U.S. occupational	15,354	14,367	—	—
Non-U.S. and supplemental	745	647	—	—
Non-represented health	—	—	—	35
Formerly represented health	—	—	612	1,111
Group Life and other	—	—	1,018	1,181

Fair value of plan assets at end of year	$32,073	$30,148	$1,630	$2,327

Accumulated benefit obligation	$30,953	$30,863	n/a	n/a

Plans with under-funded or non-funded benefit obligation:
Aggregate benefit obligation	18,287	18,058	6,487	8,511
Aggregate fair value of plan assets	16,090	15,225	1,630	2,327
Plans with under-funded or non-funded accumulated benefit obligation:
Aggregate accumulated benefit obligation	17,957	17,700	n/a	n/a
Aggregate fair value of plan assets	16,086	15,206	n/a	n/a

Components of Net Periodic Benefit Cost:

	Years ended September 30,
	2004	2003	2002
(in millions)
Pension credit:
Service cost	$150	$155	$238
Interest cost on benefit obligation	1,716	1,859	1,981
Expected return on plan assets	(3,059)	(3,137)	(3,384)
Amortization of unrecognized prior service costs	70	94	236
Amortization of transition asset	—	(9)	(92)
Amortization of net loss (gain)	6	1	(189)

Subtotal	(1,117)	(1,037)	(1,210)
Termination benefits	—	(21)	340
Curtailments	1	(48)	305
Settlements	5	9	(10)

Pension credit	$(1,111)	$(1,097)	$(575)

Distribution of pension credit:
Continuing operations:
Business restructuring	$—	$(79)	$543
Other costs and expenses	(1,111)	(1,018)	(1,220)

Subtotal	(1,111)	(1,097)	(677)
Discontinued operations	—	—	102

Pension credit	$(1,111)	$(1,097)	$(575)

	Years ended September 30,
	2004	2003	2002
(in millions)
Postretirement benefit cost:
Service cost	$8	$8	$18
Interest cost on benefit obligation	434	583	622
Expected return on plan assets	(161)	(280)	(361)
Amortization of unrecognized prior service costs	(97)	(51)	—
Amortization of net loss (gain)	59	91	(24)

Subtotal	243	351	255
Termination benefits	—	6	—
Curtailments	—	(6)	35

Postretirement benefit cost	$243	$351	$290

Distribution of net postretirement benefit cost:
Continuing operations:
Business restructuring	$—	$2	$35
Other costs and expenses	243	349	248

Subtotal	243	351	283
Discontinued operations	—	—	7

Postretirement benefit cost	$243	$351	$290

Key assumptions:

Weighted-average assumptions used to determine:
Benefit obligations:
Discount rate — pension	5.50%	5.75%	6.50%
Discount rate — postretirement	5.25%	5.75%	6.50%
Rate of compensation increase	4.00%	3.50%	3.50%
Net cost or credit:
Discount rate	5.75%	6.50%	7.00%
Expected return on plan assets — pension	8.75%	8.75%	9.00%
Expected return on plan assets — postretirement	5.53%	7.93%	9.00%
Rate of compensation increase	3.50%	3.50%	4.50%

The weighted average expected rate of return on plan assets that will be used to determine the fiscal 2005 net periodic benefit cost is 8.50% for pension and 5.72% for postretirement benefits.

	September 30,
	2004	2003

Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	11.1%	10.4%
Health care cost trend rate assumed for next year (excluding postretirement
dental benefits)	11.4%	10.6%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2010	2009

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point
	Increase	Decrease
(in millions)
Effect on total of service and interest cost components	$13	$(12)
Effect on postretirement benefit obligation	255	(227)

We considered the available yields on high-quality fixed-income investments with maturities corresponding to our benefit obligations to determine our discount rates at each measurement date. Although we considered yields and changes in yields of several funds, the primary fund we considered is the Moody’s Aa long-term corporate yield fund. The average duration of our primary pension obligations and postretirement health care obligations were 11 years and 7 years, respectively as of September 30, 2004.

We considered several factors in developing our expected rate of return on plan assets based on input from our external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. Historical returns were used to test for reasonableness. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Our long-term expected rate of return on plan assets included approximately 0.5% for an anticipated premium over market returns from our active investment managers. Our actual 10-year annual rate of return on pension plan assets were 11.0%, 9.9% and 9.5% during fiscal 2004, 2003 and 2002, respectively.

The expected return on plan assets was determined using the expected rate of return and a calculated value of assets referred to as the “market-related value.” The aggregate market-related value of pension and postretirement plan assets was $37.7 billion and $39.6 billion as of September 30, 2004 and 2003, respectively, which exceeded the fair value of plan assets by $4.0 billion and $7.1 billion. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a five-year period. The amortization of these differences, including those resulting from the actual losses incurred during fiscal 2002 and 2001, will continue to reduce both the market-related value and our pension credit.

Gains and losses resulting from changes in actuarial assumptions and from differences between assumed and actual experience (except those differences being amortized to the market-related value) are amortized over the expected remaining service periods of active plan participants for the management pension plan and over the average remaining life expectancy of the inactive participants for all other plans to the extent they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan.

On December 8, 2003, the President of the United States signed the Medicare Prescription Drug Improvement and Modernization Act of 2003. This Act introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We currently sponsor retiree health care plans that provide prescription drug benefits to our U.S. retirees.

We elected to prospectively recognize the effects of the Act during the fourth quarter of fiscal 2004, which reduced the accumulated benefit obligation by approximately $600 million. The impact of the Act is expected to reduce the annual expense of providing the prescription drug benefit by approximately $90 million, including lower participation rates. Approximately 25% of this impact was recognized during the fourth quarter of fiscal 2004. This included an estimated impact for retirees who may determine the addition of Part D makes the complete reliance on Medicare more financially attractive than remaining a participant in our retiree medical plans. While the accounting treatment has been addressed, other detailed regulations necessary to implement the Act have not yet been promulgated. These regulations will need to specify how actuarial equivalency must be determined and demonstrated to the Secretary of Health and Human Services and specify the reimbursement mechanism for the subsidy. These final regulations may change the estimated impact of the Act.

Plan Assets

The following table summarizes the target asset allocation ranges of our pension and postretirement trusts by asset category.

	Pension target allocation range as of September 30, 2004	Percentage of pension plan assets as of September 30,		Postretirement target allocation as of September 30, 2004	Percentage of postretirement plan assets as of September 30,
		2004	2003		2004	2003
Asset category:
Equity securities	52% – 70%	62%	63%	50%	51%	41%
Fixed income securities	20% – 28%	24	24	50%	48	57
Real estate	5% – 9%	6	5		—	—
Private equity and other	6% – 10%	8	8		1	2

Total		100%	100%		100%	100%

The majority of the pension plan assets are held in a master pension trust. Postretirement plan assets are held in three separate trusts. Plan assets are managed by independent investment advisors with the objective of maximizing returns with a prudent level of risk. We periodically complete asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. The pension target allocation ranges summarized above were approved by our Board of Directors during fiscal 2003, upon completion of a study by our external advisors. There were no changes from our previous target allocations. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market exposure and foreign currency and interest-rate risk.

Pension plan assets included $12 million and $7 million of our common stock as of September 30, 2004 and 2003, respectively. Postretirement plan assets included $40 million and $47 million of our common stock as of September 30, 2004 and 2003, respectively.

Contributions

We contribute to our pension and postretirement benefit plans to make benefit payments to plan participants and to pre-fund some benefits by means of trust funds. For our U.S. pension plans, the funding policy is to contribute amounts to the trusts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate. Contributions are made to benefit plans for the sole benefit of plan participants.

In addition, we received $212 million from our welfare benefits trust during October 2004 as reimbursement for retiree health care contributions that were made during fiscal 2004. The Company’s contributions for postretirement benefits of $27 million are reflected net of this amount during fiscal 2004.

The following table summarizes expected contributions to our various pension and postretirement plans through fiscal 2014. We do not expect to make contributions to our qualified U.S. pension plans during fiscal 2005 or 2006. We are unable to estimate the expected contributions to our qualified U.S. pension plans beyond fiscal 2006. Actual contributions may differ from expected contributions.

	Pension	Postretirement

	Non-qualified and non-U.S. pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
(in millions)
2005	$53	$—	$201	$11
2006	51	237	189	11
2007	52	367	167	12
2008	54	342	152	11
2009	53	323	142	11
2010–14	270	1,315	570	55

Benefit Payments

The following table summarizes expected benefit payments from our various pension and postretirement plans through fiscal 2014. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately $60 million beginning in fiscal 2007.

	Pension		Postretirement

	Qualified U.S. pension plans	Non-qualified and non-U.S. pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
(in millions)
2005	$2,453	$71	$453	$201	$86
2006	2,421	53	407	189	89
2007	2,385	54	367	167	93
2008	2,351	57	342	152	95
2009	2,312	57	323	142	97
2010–14	10,974	302	1,315	570	515

Savings Plans

Our savings plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits, in cash, in accordance with participants’ investment elections. Savings plan expense charged to continuing operations was $97 million, $75 million and $71 million for fiscal 2004, 2003 and 2002, respectively.

Postemployment Benefits

We offer various postemployment benefits to certain employees after employment but before retirement. These benefits are paid in accordance with our established postemployment benefit practices and policies. Postemployment benefits include disability benefits, severance pay and workers’ compensation benefits. We accrue for these future postemployment benefits, which are funded on a pay-as-you-go basis. The expense (credit) under these plans was $40 million, $(93) million and $(17) million during fiscal 2004, 2003 and 2002, respectively, including $41 million and $34 million of credits related to our restructuring actions. The accrued postemployment liability was $310 million and $417 million as of September 30, 2004 and 2003, respectively. These amounts include $47 million and $88 million in payroll and benefit related liabilities as of September 30, 2004 and 2003, respectively.

10. STOCK COMPENSATION PLANS

We have stock-based compensation plans under which directors, officers and other eligible employees receive stock options and other equity-based awards. The plans provide for the grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards.

Stock options generally are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, have terms of five to 10 years and vest within four years from the date of grant. Subject to customary antidilution adjustments and certain exceptions, the total number of shares of common stock authorized for option and other equity grants under the plans was 563 million shares as of September 30, 2004.

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

Under the terms of the Employee Stock Purchase Plan (“2001 ESPP”), eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase shares of common stock, subject to plan limits, at a discount of 15% of the market value at either the purchase date or at certain earlier dates defined in the plan. During fiscal 2004, 2003 and 2002, 18 million, 12 million and 10 million shares of common stock were purchased, respectively. As of September 30, 2004, 210 million shares were available for issuance under the 2001 ESPP.

During fiscal 2002, four million restricted stock units were awarded at a weighted average market value of $6.74.

The following table summarizes stock option activity.

	Shares (in millions)	Weighted average exercise price per share

Outstanding as of September 30, 2001	683	$26.43
Granted	13	6.37
Exercised	(7)	1.50
Forfeited/expired	(101)	26.85
Cancelled due to exchange offer	(213)	30.22

Outstanding as of May 31, 2002	375	23.96

Outstanding as of June 1, 2002, after spin-off	363	21.04
adjustments (a)
Granted	1	2.09
Exercised	—	0.41
Forfeited/expired	(77)	36.85

Outstanding as of September 30, 2002	287	16.73

Granted	162	1.67
Exercised	(1)	1.40
Forfeited/expired	(60)	8.79

Outstanding as of September 30, 2003	388	11.70

Granted/assumed	55	3.05
Exercised	(9)	1.67
Forfeited/expired	(31)	10.46

Outstanding as of September 30, 2004	403	10.84

(a) Effective with the spin-off of Agere on June 1, 2002, Lucent stock options held by Agere employees were converted to Agere stock options. For the remaining unexercised stock options, the number of stock options and the exercise price were adjusted to preserve the intrinsic value of the stock options that existed prior to the spin-off.

The following table summarizes information about stock options.

	Stock options outstanding			Stock options exercisable

Range of exercise prices per share	Shares (in millions)	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Shares (in millions)	Weighted average exercise price per share

$ 0.02 to $ 2.25	124	4.0	$1.63	56	$1.70
$ 2.26 to $ 3.50	48	6.2	3.20	—	2.80
$ 3.51 to $ 6.26	61	2.2	6.11	56	6.16
$ 6.27 to $ 9.99	35	2.1	9.44	35	9.45
$10.00 to $ 16.03	79	2.1	12.24	79	12.23
$16.04 to $ 77.10	56	4.4	42.08	56	42.08

Amounts as of September 30, 2004	403		$10.84	282	$14.47

Amounts as of September 30, 2003	388		$11.70	246	$16.54

Amounts as of September 30, 2002	287		$16.73	219	$18.40

11. OPERATING SEGMENTS

We design and deliver networks for the world’s largest communications service providers. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements. The reportable segments are Integrated Network Solutions (“INS”), Mobility Solutions (“Mobility”) and Lucent Worldwide Services (“Services”).  INS provides a broad range of software and wireline equipment related to voice networking (primarily consisting of switching products, which we sometimes refer to as convergence solutions, and voice messaging products), data and network management (primarily consisting of access and related data networking equipment and operating support software) and optical networking. Mobility provides software and wireless equipment to support radio access and core networks. Services is a worldwide organization that provides deployment, maintenance, professional and managed services in support of both our product offerings as well as multivendor networks. Performance measurement and resource allocation for the reportable segments are based on many factors. Total assets by reportable segment are not included in the measures of each segment reviewed by the chief operating decision maker. The primary financial measures include the revenues, costs and expenses directly controlled by each reportable segment and excludes the following:

  Business restructuring.
  Global sales organization expenses.
  Bad debt and customer financing expenses and recoveries.
  Certain personnel costs and benefits, including most of the impacts related to pension, postretirement and postemployment benefits, differences between the actual and budgeted benefit rates and differences between actual and budgeted employee incentive awards.
  Certain costs related to shared services, such as general corporate functions, which are managed on a common basis in order to realize economies of scale and efficient use of resources.
  Revenues and expenses associated with licensing and protecting intellectual property rights.
  Results of the optical fiber business.
  Certain other general and miscellaneous costs and expenses not directly used in assessing the performance of the operating segments, including impairment or amortization of goodwill and other acquired intangible assets related to acquisitions completed prior to fiscal 2004.

	Years ended September 30,
	2004	2003	2002
(in millions)
Revenues
INS	$2,984	$3,300	$4,599
Mobility	4,007	3,080	4,444
Services	1,932	1,840	2,761

Reportable segments	8,923	8,220	11,804
Optical fiber business	—	—	114
Other (a)	122	250	403

Revenues	$9,045	$8,470	$12,321

Operating income (loss)
INS	$345	$102	$(1,693)
Mobility	1,240	173	2
Services	282	225	227

Reportable segments	1,867	500	(1,464)
Business restructuring	20	184	(1,490)
Global sales organization	(515)	(527)	(924)
Bad debts and customer financings	230	223	(1,253)
Goodwill and other acquired intangible asset amortization	(1)	(15)	(250)
Goodwill impairment	—	(35)	(826)
Optical fiber business	—	—	(68)
Unallocated personnel costs and benefits	859	1,207	1,718
Shared services such as general corporate functions	(1,162)	(1,499)	(1,756)
Other	(79)	(260)	(666)

Operating income (loss)	$1,219	$(222)	$(6,979)

Supplemental Segment Information
	Years ended September 30,
	2004	2003	2002
(in millions)
Depreciation and amortization
INS	$171	$231	$429
Mobility	181	177	230
Services	26	41	64

Reportable segments	378	449	723
Non-segment	315	529	747

Depreciation and amortization	$693	$978	$1,470

Products and Services Revenues
	Years ended September 30,
	2004	2003	2002
(in millions)
Wireless	$4,007	$3,080	$4,444
Voice networking	1,336	1,560	2,122
Data and network management	933	1,034	1,132
Optical networking	715	706	1,345
Services	1,932	1,840	2,761
Optical fiber	—	—	114
Other (a)	122	250	403

Totals	$9,045	$8,470	$12,321

(a) Includes intellectual property licensing revenues.

Geographic Information

	Revenues (a) Years ended September 30,			Long- lived assets (b) September 30,
	2004	2003	2002	2004	2003	2002
(in millions)
U.S.	$5,517	$5,149	$8,150	$1,567	$1,397	$1,540
Non-U.S.	3,528	3,321	4,171	243	384	661

Totals	$9,045	$8,470	$12,321	$1,810	$1,781	$2,201

(a) Revenues are attributed to geographic areas based on the location of customers.
(b) Includes property, plant and equipment and goodwill and other acquired intangible assets.

Concentrations

Historically, we have relied on a limited number of customers for a substantial portion of our total revenues. Revenues from Verizon, including Verizon Wireless, accounted for 27%, 22% and 19% of consolidated revenues in fiscal 2004, 2003 and 2002, respectively. Revenues from Sprint accounted for 11% in consolidated revenue in fiscal 2004. Revenues from customers located in China accounted for 10% and 11% of consolidated revenues in fiscal 2004 and 2003, respectively. We expect a significant amount of our future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could adversely affect our operating results. Refer to Note 13 for a discussion of our contract manufacturing concentration.

12. FINANCIAL INSTRUMENTS

Fair Values

The following table summarizes the carrying values and estimated fair values of financial instruments, based on quoted market prices. The carrying values of cash and cash equivalents, receivables, payables and debt maturing within one year approximate fair value.

	Years ended September 30,
	2004		2003

	Carrying value	Fair value	Carrying value	Fair value
(in millions)
Long-term debt	$4,837	$5,048	$4,439	$3,777
Liability to subsidiary trust issuing preferred securities	1,152	1,277	1,152	956
8% redeemable convertible preferred stock	—	—	868	901

The following table summarizes our available-for-sale debt securities.

		Gross	Gross
	Amortized	unrealized	unrealized	Estimated fair
	cost	gains	losses	value
(in millions)
U.S. Treasury and government agency debt securities	$979	$—	$(3)	$976
Corporate bonds	340	1	(1)	340
Asset-backed securities	179	—	(1)	178

Total as of September 30, 2004	$1,498	$1	$(5)	$1,494

Classified as:
Current	$859	$—	$(1)	$858
Non-current	639	1	(4)	636

Total	$1,498	$1	$(5)	$1,494

U.S. Treasury and government agency debt securities — classified as current as of September 30, 2003	$686	$—	$—	$686

Gross unrealized losses of $5 million were primarily related to U.S. Treasury and government agency debt securities that were in a continuous loss position for less than one year. These unrealized losses were primarily caused by increases in interest rates. We do not consider these investments to be other-than-temporarily impaired because we have the ability and intent to hold these investments until maturity or until the fair value is recovered.

Proceeds from the sale of marketable debt securities were $352 million during fiscal 2004. The realized gains and losses on these sales were $1 million and $2 million for fiscal 2004, respectively. There were no sales of marketable debt securities during fiscal 2003 and 2002.

The following table summarizes the contractual maturities of our available-for-sale debt securities.

	Amortized cost	Estimated fair value
(in millions)
2005	$859	$858
2006 — 2010	555	552
2011 — 2015	11	11
2016 and thereafter	73	73

The following table summarizes the carrying value of our non-consolidated equity investments.

	September 30,
	2004	2003
(in millions)
Available-for-sale	$2	$5
Cost-method	70	98
Equity-method	5	33

Non-consolidated equity investments	$77	$136

Proceeds from the sale of available-for-sale equity securities were $178 million during fiscal 2003. During fiscal 2003, we entered into prepaid forward sales agreements for all of our Corning shares, under which we received proceeds of $113 million and locked in $64 million of unrealized appreciation. This gain was recognized during fiscal 2004. Proceeds from the sale of available-for-sale equity securities were not material during fiscal 2004 and 2002. Gross unrealized losses on available-for-sale equity securities were not material during fiscal 2004 and 2003 and were $150 million during fiscal 2002.

All investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. This review considers among other factors, significant and sustained decreases in quoted market prices, a series of historical and projected operating losses, changes in the market demand for technology and our intent to provide future funding. If the decline in fair value has been determined to be other-than-temporary, an impairment loss is recognized, and a new cost basis is established. We recognized $22 million, $63 million and $209 million of other-than-temporary impairment losses related to our non-consolidated equity investments during fiscal 2004, 2003 and 2002, respectively.

Credit Risk

All financial instruments involve credit risk for non-performance by counterparties. The contract or notional amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments.

Our maximum exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and financial guarantees is limited to the amount drawn and outstanding on those instruments. Exposure to credit risk is controlled through credit approvals, credit limits and continuous monitoring procedures. Reserves for losses are established based upon collectibility assessments.

Derivative Financial Instruments and Market Risk

All financial instruments inherently expose the holders to market risk, including changes in currency and interest rates and equity prices. We manage our exposure to these market risks through our regular operating and financing activities, including the use of derivative financial instruments.

Foreign currency risk

Our business is conducted using different foreign currencies. The objective of our foreign currency risk management policy is to preserve the value of cash flows in non-functional currencies. Our policy is to hedge all significant booked and firmly committed cash flows identified as creating foreign currency exposure on a rolling 12-month basis. In addition, we typically hedge a portion of our exposure resulting from identified anticipated cash flows, providing the flexibility to mitigate the variability of longer-term forecasts as well as changing market conditions.

Foreign exchange forward and option contracts are used to manage our foreign currency risk. We have hedged foreign exchange risk in certain sales and purchase contracts by embedding terms in the contracts that affect the ultimate amount of cash flows under the contract. Our primary net foreign currency exposures included the euro, Chinese yuan, Japanese yen, and British pound as of September 30, 2004 and 2003.

The following table provides a summary of the total net notional amounts of foreign exchange forward and option contracts.

	September 30,
	2004	2003
(in millions)
Purchase contracts	$208	$257
Sale contracts	532	134

The fair value of our hedged contracts and the notional amounts and fair values of embedded derivatives were not material as of September 30, 2004 and 2003.

We hedge all types of foreign currency risk to preserve our cash flows in accordance with corporate risk management policies but generally do not designate related derivative instruments as hedges under SFAS 133, for cost/benefit reasons. Accordingly, the changes in fair value of these undesignated freestanding foreign currency derivative instruments are recorded in other income (expense) in the period of change and have not been material because of the short maturities of these instruments.

Our foreign currency embedded derivatives consist of sales and purchase contracts with cash flows indexed to changes in or denominated in a currency that neither party to the contract uses as its functional currency. Changes in the fair value of these embedded derivatives were not significant during fiscal 2004 and 2003.

Interest rate risk

We are exposed to various forms of interest rate risk. The fair value of our fixed-rate available-for-sale marketable securities and the interest income earned on our cash and cash equivalents may fluctuate as interest rates change. In addition, if interest rates remain low we may forgo the opportunity to obtain more favorable interest rates on borrowings due to our fixed rate debt obligations. Our objective is to mitigate the variability of cash inflows and outflows resulting from interest rate fluctuations by maintaining a balanced mix of fixed and floating-rate debt and investments. We mitigate our interest rate risk by entering into interest rate swaps on a portion of our debt obligations to make them variable-rate debt instruments and by including fixed-rate assets in our investment portfolio. We also expect that these transactions will reduce our overall cost of borrowing and increase investment returns.

As of September 30, 2004, we had interest rate swaps where we received fixed interest rates (5.5% and 7.25%) and paid floating rates based upon the three and six-month LIBOR rates plus agreed upon spreads (ranging from 1.72% to 2.89%) on notional amounts aggregating $600 million. As of September 30, 2004, the three and six-month LIBOR rates were 2.02% and 2.20%, respectively. We do not foresee any significant changes in our interest rate risk management strategy or in our exposure to interest rate fluctuations.

Equity price risk

We hold equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies and venture funds. These equity investments are exposed to price fluctuations and are generally concentrated in the high-technology industries. We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or our inability to hedge non-marketable equity securities in privately held companies. We had no outstanding hedging instruments for our equity price risk as of September 30, 2004.

Customer Financing Commitments

Requests for providing commitments to extend credit and financial guarantees are reviewed and subject to approval by senior management. We regularly review all outstanding commitments, letters of credit and financial guarantees to assess the adequacy of our reserves for possible credit and guarantee losses.

The following table summarizes our customer financing commitments for amounts drawn, available but not drawn and not available to be drawn. These commitments may expire without being drawn upon. The amounts drawn on these commitments are generally collateralized by substantially all of the assets of the respective creditors.

	September 30, 2004			September 30, 2003
	Total loans and guarantees	Loans	Guarantees	Total loans and guarantees	Loans	Guarantees
(in millions)
Drawn commitments	$139	$125	$14	$442	$354	$88

Available but not drawn	11	3	8	49	6	43
Not available	—	—	—	14	14	—

Total	$150	$128	$22	$505	$374	$131

The following table summarizes the change in the customer financing reserves.

	Years ended September 30,
	2004	2003	2002
(in millions)
Reserve at beginning of year	$415	$951	$2,109
Provision for (recovery of) customer financing	(188)	(156)	765
Transfers from (to) other accounts, net	(29)	116	—
Write offs	(63)	(496)	(1,923)

Reserve at end of year	$135	$415	$951

Commitments to Extend Credit

Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes. In certain situations, credit may not be available for drawdown until certain conditions are met.

Letters of Credit

Letters of credit are obtained to ensure the performance or payment to third parties in accordance with specified terms and conditions. Secured and unsecured outstanding letters of credit were $353 million and $588 million as of September 30, 2004 and 2003, respectively. The estimated fair value of these letters of credit were $8 million and $14 million as of September 30, 2004 and 2003, respectively. On October 1, 2004, we amended and restated our two primary agreements. The first agreement provides for the issuance of up to $215 million of new letters of credit until September 30, 2006. The second agreement permits us to request renewal of $199 million of letters of credit until September 30, 2006. Under these revised agreements, we are no longer required to meet specified levels of quarterly consolidated minimum operating income or to provide cash collateral for letters of credit issued. However, we are required to maintain a minimum amount of unrestricted cash and short-term investments in the U.S. as defined in the agreements.

Transfers of Financial Instruments

We have agreements that allow us to sell accounts receivable from selected customers at a discount to various financial institutions on a non-recourse basis. We sold approximately $468 million and $339 million of accounts receivable under these agreements during fiscal 2004 and 2003, respectively. These transactions were accounted for as a sale. Discounting fees were $5 million and $3 million during 2004 and 2003, respectively. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings. There were no secured borrowings as of September 30, 2004.

13. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are subject to legal proceedings, lawsuits, and other claims, including proceedings by government authorities. In addition, we may be subject to liabilities of some of our former affiliates under separation agreements with them. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Consequently, unless otherwise indicated, we are unable to estimate the ultimate aggregate amounts of monetary liability or financial impact with respect to these matters as of September 30, 2004. As described below, we have received final court approval for the settlement of our securities and related litigation. The impact of other pending litigation matters that we agreed to settle during the year were not material individually or in the aggregate to our results of operations or financial condition. We believe that the remainder of the cases will not have a material financial impact on our results of operations or financial condition after final disposition. However, because of the uncertainties of legal proceedings, one or more of these proceedings could ultimately result in a material obligation.

Securities and Related Cases

On March 27, 2003, we announced that we reached an agreement to settle assorted securities, ERISA and derivative class action and other related lawsuits against us and certain of our current and former directors, officers and employees. The settlement covers all claims generally relating to the purchase of Lucent securities during different class periods. The primary class period is October 26, 1999 through December 20, 2000. We did not admit nor deny any wrongdoing as part of the settlement. We received final approval of the settlement from the U.S. District Court in Newark, New Jersey, on December 12, 2003. All appeals of this order are resolved, and on November 9, 2004, the court approved the plaintiffs’ plan of distribution. The distribution is scheduled to occur during the first or second quarter of fiscal 2005.

The agreement is a global settlement of 53 separate lawsuits, including a consolidated shareowner class action lawsuit in the U.S. District Court of New Jersey, and related ERISA, bondholder, derivative, and other state securities cases. Under the settlement agreement, we will pay $315 million in common stock, cash or a combination of both, at our option. On December 24, 2003, we deposited 33 million shares of our common stock into escrow, representing the initial $100 million payment of the settlement amount. These shares were subsequently sold in the market by the escrow agent for $105 million during the second quarter of fiscal 2004 and the net proceeds remain in escrow.

We will also issue warrants to purchase 200 million shares of our common stock at an exercise price of $2.75 per share with an expiration date three years from the date of issuance. The estimated fair value of these warrants was $252 million, based upon the Black-Scholes option-pricing model as of September 30, 2004. We also paid $5 million for the cost of settlement administration. We will also pay for certain other costs involved in the issuance of securities.

In addition to our contributions, certain of our insurance carriers agreed to pay their available policy limits of $148 million into the settlement fund. Our former affiliate, Avaya Inc., contributed shares of its common stock valued at $24 million to the settlement during September 2004. We continue to pursue a partial recovery of the settlement from our fiduciary insurance carriers under certain insurance policies. We filed a lawsuit against them to recover these amounts. We settled with two of the carriers for $40 million and are continuing to pursue our claim against a third carrier that provided additional coverage up to $20 million.

The charge for the global settlement will be revised in future quarters to reflect any additional recoveries, as well as to reflect additional changes in the fair value of the warrants until the warrants are issued. The estimated fair value of the warrants may continue to change as a result of fluctuations in the share price of our common stock.

We will defend any lawsuits that may be brought by parties that have opted out of the settlement. We and certain of our current and former officers and directors are defendants in two such actions in the U.S. District Court in New Jersey, Staro Asset Management, LLC v. Lucent Technologies Inc. et al., and Florida State Board of Administration v. Lucent Technologies Inc. et al., alleging violations of federal securities laws. These cases were originally part of the global settlement referred to above. However, the plaintiffs opted out of the settlement and are pursuing their claims separately against Lucent and the other defendants. Other cases have been and may continue to be brought by individual investors opting out of the settlement.

Government Investigations

During November and December 2000, we identified certain revenue recognition issues that we publicly disclosed and brought to the attention of the SEC. A final judgment and consent decree with the SEC was entered for this matter in May 2004. Under the terms of the consent decree, we paid a $25 million civil penalty in the third quarter of fiscal 2004 and were not required to restate our financial statements. Without admitting or denying any wrongdoing, we consented to the settlement enjoining us from future violations of specific provisions of the federal securities laws.

During August 2003, the U.S. Department of Justice (the “DOJ”) and the SEC informed us that they had each commenced an investigation into possible violations of the Foreign Corrupt Practices Act (“FCPA”). These investigations followed allegations made by National Group for Communications and Computers

Ltd. (“NGC”) in an action filed against us on August 8, 2003, which is described below. In April 2004, we reported to the DOJ and the SEC that a FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in our operations in China that potentially involve FCPA violations. We are cooperating with those agencies. We believe these incidents and deficiencies did not have a material effect on our results of operations. However, we cannot determine whether this matter will affect our future business operations in China.

As disclosed in an 8-K filing on November 8, 2004, our former Chairman and Chief Executive Officer, Richard McGinn, the former head of our Saudi Arabia operations, John Heindel, and a third former employee received “Wells” notices from the SEC. These Wells notices state that the staff of the SEC is considering recommending that civil actions be taken against these three former employees for FCPA violations. The allegations against these individuals include violations of the anti-bribery provisions of the FCPA and aiding and abetting the Company’s alleged violations of requirements under the FCPA to keep accurate books and records and to maintain a proper system of internal accounting controls. We have not received a Wells notice at this time, but the investigation is continuing.

Other Matters

We are involved in commercial disputes with customers, suppliers, subcontractors and other parties. These matters generally involve claims for monetary damages for breach of contract or breach of warranty or similar claims in the normal course of business. While many of these disputes are settled amicably without litigation, some of these matters have resulted in lawsuits being filed against us. The condition of the telecommunications market in the past three years and the insolvency or failure of numerous service providers has led to more claims and disputes resulting in litigation. In addition, our restructuring has resulted in the termination of tens of thousands of employees and changes in benefits for current and former employees. These actions have led to additional claims against us. The following is a description of significant pending litigation.

A lawsuit involving investors in Actel Integrated Communications was filed against us for unspecified damages, claiming we misled them as to certain technology, which influenced their decision to invest in Actel. This case, Sandler Capital Partners IV, L.P. et al. v. Lucent Technologies, filed in New York State Court, is in its early stages. During fiscal 2004, we settled cases filed against us by Actel. In addition, two other cases were filed against us alleging that we failed to deliver working products related to this technology. Those cases, Maxcess, Inc. v. Lucent Technologies Inc. et al., filed in the U.S. District Court for the Middle District of Florida, and Official Plan Committee of Omniflex, Inc. v. Lucent Technologies Inc., filed in Missouri State Court, are in the early stages of the litigation process.

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

On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against us, our subsidiary Lucent Technologies International Inc. and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (“RICO”) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts between us, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of $63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent, that are the subject of a separate case that NGC previously filed against us in U.S. District Court in New Jersey. This case is in its early stages.

In the case of Pf.Net Supply Corp. v. Lucent Technologies, pending in the U.S. District Court in New Jersey, the plaintiff claims that we breached an alleged $100 million purchase commitment and seeks to compel us to meet this purchase commitment or pay damages. Both parties have filed motions for summary judgement, which are currently pending.

A purported class action lawsuit, Foss v. Lucent Technologies, was filed against us in U.S. District Court in New Jersey during October 2003 in connection with the elimination of the death benefit from our U.S. management pension plan in early 2003. The elimination of these benefits reduced the future pension obligations by approximately $450 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees who retired before 1998. The case alleges that we wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies. This case is in the early stages. Three other cases of a similar nature have recently been filed: Berendt, et al. v. Lucent Technologies Inc., et al. and Lucas, et al. v. Lucent Technologies, et al., both filed in the U.S. District Court in New Jersey; and Chastain, et al. v. AT&T, filed in the U.S. District Court in the Western District of Oklahoma.

The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against us, EEOC v. Lucent Technologies Inc., in the U.S District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments; corrections of service records; back pay, other damages and attorneys fees and costs.

Separation Agreements

We are party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, Agere Systems and NCR Corporation. Pursuant to these agreements, we and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. For example, AT&T, Avaya and NCR each assumed a portion of the settlement liability related to our former consumer products leasing business, which settled in August 2002. The plaintiffs’ counsel in this case has filed a motion to reconsider the disposition of certain settlement proceeds, so this matter may not be completely resolved. We are not aware of any material liabilities to our former affiliates as a result of the separation agreements that are not otherwise reflected in our unaudited consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by us.

Avaya has informed us that they settled three separate purported class action lawsuits that are based on claims that we, as predecessor to Avaya’s business, sold products that were not Year 2000 compliant. In addition, NCR has disclosed that it is responsible for remediation costs related to the discharge of contaminants into the Fox River in Wisconsin. NCR has informed us that these costs are expected to exceed threshold limits under the separation agreement among NCR, AT&T and us. We have reserves for the amounts we currently expect to pay Avaya and NCR under the separation agreements for these matters. The impact of these matters was not material to our results of operations or financial condition.

Other Commitments

We agreed to purchase 90% of our requirements for products we currently purchase from Agere and 60% of our requirements for other products that Agere can supply through September 30, 2006, provided Agere is competitive with other potential suppliers as to price, lead time and technological merit. We have also agreed to proceed first with Agere on all joint product development projects where Agere meets our criteria.

We exited most of our manufacturing operations and increased our use of contract manufacturers. A sole-source supplier is currently used for a majority of the switching and wireless product lines. Purchases from this supplier were approximately $750 million, $695 million and $1.5 billion during fiscal 2004, 2003 and 2002, respectively. Four other contract manufacturers supplied the majority of our other product lines. Purchases from these suppliers were approximately $880 million, $825 million and $1.0 billion during fiscal 2004, 2003 and 2002, respectively. We are generally not committed to unconditional purchase obligations in these contract-manufacturing relationships. However, there is exposure to short-term purchase commitments when they occur within the contract manufacturers’ lead-time for specific products or raw materials. These commitments were $691 million as of September 30, 2004. As a result, any sudden and significant changes in forecasted demand requirements within the lead-time of those products or raw materials could adversely affect our results of operations and cash flows.

Guarantees and Indemnification Agreements

We divested certain businesses and assets through sales to third-party purchasers and spin-offs to our common shareowners. In connection with these transactions, certain direct or indirect indemnifications are provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and certain specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The time durations of such indemnifications vary but are standard for transactions of this nature.

We remain secondarily liable for approximately $275 million of lease obligations as of September 30, 2004, that were assigned to Avaya, Agere and purchasers of other businesses. The remaining terms of these assigned leases and our corresponding guarantees range from one month to 15 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve us of our secondary liability. We generally have the right to receive indemnity or reimbursement from the assignees and have not reserved for losses on this form of guarantee.

We are party to a tax-sharing agreement to indemnify AT&T and are liable for tax adjustments that are attributable to our lines of business, as well as a portion of certain other shared tax adjustments during the years prior to our separation from AT&T. We have similar agreements with Avaya and Agere. In addition to the fiscal year 2001 federal net operating loss carryback claim discussed in Note 7, certain tax adjustments have been proposed or assessed subject to these tax-sharing agreements. Certain tax issues, including potential adjustments and refunds related to the years 1990 through 1998 were recently resolved with the Internal Revenue Service and our former affiliates. The resolution of these matters resulted in a benefit of $234 million, including interest of $90 million, to our results of operations during fiscal 2004. The outcome of all remaining matters is not expected to have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

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

We are unable to reasonably estimate the maximum amount that could be payable under certain of our arrangements since these exposures are not capped and due to the conditional nature of our obligations and the unique facts and circumstances involved in each agreement. Historically, payments made under these agreements have not had a material effect on our business, financial condition or results of operations.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of a product or service for deficiencies under specific product or service warranty provisions. These reserves are established when it is probable that customers will make claims and when a reasonable estimate of costs can be made. The reserves are determined as a percentage of revenues based on the actual trend of historical charges incurred over various periods, excluding any significant or infrequent issues that are specifically identified and reserved. The following table summarizes the activity related to warranty reserves:

	Years ended September 30,
	2004	2003
(in millions)
Reserve at beginning of year	$330	$440
Accruals for warranties, net	61	136
Payments	(94)	(229)
Optical Fiber business adjustment	—	(17)

Reserve at end of year	$297	$330

Environmental Matters

Our current and historical operations are subject to a wide range of environmental laws. In the United States, these laws often require parties to fund remedial action regardless of fault. We have remedial and investigatory activities underway at numerous current and former facilities.

Environmental reserves of $118 million have been established for environmental liabilities that can be reasonably estimated as of September 30, 2004. These reserves are not discounted to present value. We have receivables of $31 million with respect to environmental matters due from third-party indemnitors as of September 30, 2004. Receivables are recorded only if the indemnitors have agreed to pay the claims and management believes collection of the receivables is reasonably assured. Environmental matters did not have a significant impact on our consolidated financial condition, results of operations, or cash flows during the year ended September 30, 2004. Charges related to environmental matters were $15 million, $25 million and $26 million during fiscal 2004, 2003 and 2002, respectively and were included in costs.

Reserves for estimated losses from environmental remediation are, depending on the site, based on analyses of many interrelated factors, including:

  The extent and degree of contamination and the nature of required remedial actions.

  The timing and various types of environmental expenditures, such as investigatory, remedial, capital and operations, and maintenance costs.

  Applicable legal requirements defining remedial goals and methods.

  Progress and stage of existing remedial programs in achieving remedial goals.

  Innovations in remedial technology and expected trends in environmental costs and legal requirements.

  The number, participation level and financial viability of other potentially responsible parties.

  The timing and likelihood of potential recoveries or contributions from other third parties.

  Historical experience.

  The degree of certainty and reliability of all the factors considered.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities, due to the above factors and the lengthy time periods involved in resolving them (which may be up to 30 years or longer). Although we believe that our reserves are currently adequate, there can be no assurance that the amount of capital expenditures and other expenses which will be required relating to remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in reserves or will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Any possible loss or range of possible loss that may be incurred in excess of amounts provided for as of September 30, 2004 cannot be reasonably estimated.

Lease Commitments

We lease land, buildings and equipment under agreements that expire in various years through 2020. Rental expense under operating leases was $230 million, $267 million and $325 million, net of sublease rental income of $38 million, $53 million and $96 million, for fiscal 2004, 2003 and 2002, respectively. Future minimum lease payments due under non-cancelable operating leases (including leases that are part of our restructuring actions) as of September 30, 2004 were $180 million in 2005, $136 million in 2006, $101 million in 2007, $86 million in 2008, $75 million in 2009 and $423 million thereafter. These future minimum lease payments do not include future sublease rental income of $27 million in 2005, $18 million in 2006, $16 million in 2007, $14 million in 2008, $12 million in 2009 and $125 million thereafter.

14. QUARTERLY INFORMATION (UNAUDITED)

	First	Second	Third	Fourth	Total
(in millions, except per share amounts)
Year ended September 30, 2004
Revenues	$2,259	$2,194	$2,190	$2,402	$9,045
Gross margin	919	938	947	975	3,779
Recovery of bad debts and customer financings	(14)	(99)	(90)	(27)	(230)
Business restructuring charges (reversals), net	29	(17)	(27)	(5)	(20)
Other income (expense), net	79	(172)	128	205	240
Income taxes	(101)	(22)	(4)	(812)	(939)
Net income	338	68	387	1,209	2,002
Conversion / redemption cost — 8% preferred stock	(1)	—	—	—	(1)
Preferred stock dividends and accretion	12	—	—	—	12
Net income applicable to common shareholders	349	68	387	1,209	2,013

Income per common share:
Net income applicable to common shareowners — basic	0.08	0.02	0.09	0.28	0.47
Net income applicable to common shareowners — diluted	0.07	0.02	0.08	0.23	0.42

Year ended September 30, 2003
Revenues	$2,075	$2,403	$1,965	$2,027	$8,470
Gross margin	454	762	573	863	2,652
Provision for (recovery of) bad debts and customer financings	(91)	24	(32)	(124)	(223)
Goodwill impairment	—	—	35	—	35
Business restructuring charges (reversals), net (including amounts affecting gross margin)	(14)	(142)	14	(42)	(184)
Other income (expense), net	22	(489)	31	8	(428)
Income taxes	(120)	(197)	(69)	153	(233)
Net (loss) income	(264)	(351)	(254)	99	(770)
Conversion/redemption cost — 8% preferred stock	(100)	(166)	(20)	(1)	(287)
Preferred stock dividends and accretion	(25)	(36)	(21)	(21)	(103)
Net income (loss) applicable to common shareholders	(389)	(553)	(295)	77	(1,160)

(Loss) income per common share — basic and diluted:
Net income (loss) applicable to common shareowners	(0.11)	(0.14)	(0.07)	0.02	(0.29)

As reflected above, our quarterly results were impacted by charges, recoveries or reversals related to bad debts and customer financing, restructuring actions and retirements of convertible securities and certain debt obligations among other items. There were no dividends per common share for any of the periods presented. The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 10-Q. Additional items affecting our quarterly results were as follows:

  During the second quarter of fiscal 2003, we recognized a $415 million charge in other income (expense) related to the settlement of our shareowner class action lawsuits for alleged securities violations. Additional charges (benefits), primarily to adjust the fair value of the warrants that are expected to be issued in connection with the legal settlement, were $54 million, $212 million, ($72) million and ($98) million for the four quarters of fiscal 2004 and $33 million in both the third and fourth quarters of fiscal 2003.

  The results for the four quarters of fiscal 2004 included the impact of certain discrete tax items related to the reversal of valuation allowances and the favorable settlement of certain prior year federal and state tax audit matters. Tax related benefits recognized for the four quarters of fiscal 2004 were $123 million, $37 million, $15 million and $828 million, including the recognition of an $816 million net operating loss carryback claim. We also recognized $68 million, $18 million, $4 million and $45 million of interest income related to these settlements during the four quarters of fiscal 2004. During each of the first three quarters of fiscal 2003, the income tax benefit reflected the expected utilization of a portion of the current period’s operating losses as a result of certain equity transactions, including a $135 million tax benefit from exchanges of 7.75% convertible securities for shares of our common stock, and a $30 million tax benefit from unrealized investment holding gains. These income tax benefits were reversed during the fourth quarter of fiscal 2003 as a result of changes in the minimum pension liability that was reflected in other comprehensive income.