Form 10-K, Exhibit 13
period 2005-09-30
LUCENT TECHNOLOGIES INC
filed 2005-12-14
CIK 1006240

EXHIBIT 13
LUCENT TECHNOLOGIES FINANCIAL REVIEW 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management’s assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties include: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; our reliance on a small number of key customers; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in our long-term sales agreements; exposure to the credit risk of our customers; our reliance on two contract manufacturers to supply most of the products we sell; the social, political and economic risks of our foreign operations; the costs and risks associated with our pension and postretirement benefit obligations; the complexity of our products; changes to existing regulations or technical standards; existing and future litigation; our ability to protect our intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, see the reports filed by us with the Securities and Exchange Commission. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this MD&A, whether as a result of new information, future events, changes in assumptions or otherwise.
EXECUTIVE SUMMARY
We design and deliver the systems, software and services that drive next-generation communications networks. Backed by Bell Labs research and development, we use our strengths in mobility, optical, access, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for our customers, while enabling them to quickly deploy and better manage their networks. Our customer base includes communications service providers and cable operators, governments and enterprises worldwide.
There has been some consolidation among service providers as they look to expand their scope and scale while improving cost efficiencies. This industry dynamic presents both challenges and opportunities for equipment vendors. One potential challenge may come in the form of rationalized capital spending in the future. However, we anticipate that there will also be opportunities, as carriers will require assistance integrating these large, complex networks. Also, depending on the service providers involved, some of the consolidation could enable certain vendors to extend their reach to customers that were previously focused on different technologies or areas.

We believe the telecom industry is in the early stages of a multiyear transformation to next-generation networks. As a result we have been focusing on certain high-growth areas, such as services, Internet protocol (IP) multimedia subsystem (IMS), broadband access, optical and next generation mobile high-speed data. As this transformation progresses, our customers are increasingly focused on deploying new IP-based, revenue-generating services that will differentiate their businesses and build customer loyalty. However, the actual trialing, testing and deployment of these new technologies will take time. This is a long-term technology transition, which will create opportunities for us and our customers in growth areas such as mobile high-speed data, broadband access, metro optical networking and voice over Internet protocol (VoIP) solutions, as well as in professional and managed services. We are working to turn these technologies and opportunities into cost-effective offers for our customers.
Within this environment, certain service providers are currently investing to meet growing capacity demands. These demands are being driven by the coverage requirements, subscriber growth and traffic increases that place demands on networks of all kinds. In addition, service providers have increased investments in the systems, software and technologies that enable next-generation services that cut across wireline and wireless, as well as voice, video and data. There is also a growing interest in content such as games, music and entertainment.
To meet these challenges, we have been adapting our product portfolio around a common IMS platform that gives our customers the flexibility to build the types of networks and offer the types of services required to best meet the demand for converged broadband services. Effective October 1, 2005, we combined our mobility and wireline businesses into a single unit, the Network Solutions Group. We expect this change to:

•	More efficiently deliver a common set of IMS-based solutions to our customers.

•	Improve our time-to-market by streamlining supply and design chains and shortening our product development cycles.

•	Further simplify our operations through increased standardization of processes and platforms.

•	Further reduce our cost and expense structure by eliminating redundancies across all parts of the company, including support functions.

•	And lastly, assure that we maximize the leverage of our complete breadth of end-to-end offers for example, providing optical back-haul solutions to our mobile customers.
We expect to achieve operating efficiencies as a result of these efforts. These changes will allow us to more effectively focus our efforts and resources on pursuing high-growth areas where we have strong technology, market or customer advantages. We believe that focusing on these areas will allow us to serve our customers better and provide us with the best opportunity to profitably grow the business.
Capital spending in our target markets can change rapidly and can vary over short periods of time. As a result of this uncertainty, it is difficult to make accurate forecasts of near- and long-term results and cash flow. In addition, because a limited number of customers accounts for a significant amount of our revenue, our results are subject to fluctuation due to changes in spending by one or more of these customers. Exposure to this type of fluctuation is most prevalent in our Mobility segment.

The following table includes certain financial information.

	Years ended September 30,
(in millions)	2005	2004	Change		2003	Change

Mobility	$4,600	$4,117	12%		$3,147	31%
INS	2,565	2,874	(11%	)	3,233	(11%	)
Services	2,129	1,932	10%		1,840	5%
Patent licensing	113	72	57%		202	(64%	)
Other	34	50	(32%	)	48	4%

Revenues	$9,441	$9,045	4%		$8,470	7%

Gross margin	$4,124	$3,779	$345		$2,652	$1,127
Gross margin rate	44%	42%	2 pts		31%	11 pts

Operating expenses	$2,863	$2,560	$303		$2,874	$(314)
Percentage of revenue	30%	28%	2 pts		34%	(6 pts	)

Operating income (loss)	$1,261	$1,219	$42		$(222)	$1,441
Other income (expense), net	114	240			(428)
Interest expense	341	396			353
Income tax benefit	(151)	(939)			(233)

Net income (loss)	$1,185	$2,002			$(770)

As discussed in more detail throughout our MD&A:

•	Mobility revenues continued to increase due to deployment of EVDO and CDMA network expansion in the U.S., as certain of our large customers increase network investment for high-speed mobile data services and deploy additional capacity to support subscriber growth. INS revenues continued to decrease due to lower sales of legacy circuit switching and personal handyphone systems (PHS), as declines in these product sales continue to outpace growth in spending on next-generation technologies. Services revenues increased due to higher professional services and government contracts.

•	The gross margin rate continued to increase during fiscal 2005 as a result of a more favorable mix. The impact of competitive pricing pressures was offset by cost reductions. The improvement during fiscal 2004 primarily resulted from the impact of cost reductions and product mix, as well as certain other items, including lower inventory-related and warranty-related charges. The Mobility and Services gross margin rates increased during fiscal 2005, although to a lesser extent than in fiscal 2004. The INS gross margin rate decreased during fiscal 2005, following an increase during fiscal 2004.

•	Fiscal 2005 operating expenses increased primarily due to lower recoveries of bad debt and customer financing, additional selling expenses to support the Global Sales Organization and Services growth initiatives and higher charges related to various litigation matters. Fiscal 2004 operating expenses decreased as a result of the restructuring actions taken in the prior periods.

•	The net pension and postretirement credit was $718 million, $868 million and $669 million (excluding the impact of restructuring actions) during fiscal 2005, 2004 and 2003, respectively, and is expected to decline by approximately $300 million during fiscal 2006. Also, additional stock compensation charges of approximately $100 million are expected to be recognized as a result of the adoption of SFAS 123R during fiscal 2006.

•	Other income (expense) includes, among other items, the impact of charges that were recognized due to changes in the estimated fair value of the warrants issued as part of the global settlement of our shareowner litigation and interest income related to income tax settlements.

•	Valuation allowances were maintained on substantially all of our net deferred tax assets. As a result, federal and certain state and non-U.S. income taxes attributable to pre-tax income were not provided during fiscal 2005 and 2004, nor were income tax benefits attributable to pre-tax losses recognized during fiscal 2003. However, income tax benefits were recognized primarily as a result of valuation allowance reversals related to certain carryback claims and other potential sources of taxable income, including an $816 million federal net operating loss carryback claim recognized during fiscal 2004 and additional benefits from the favorable resolution of certain income tax audit matters.

•	We expect to recognize approximately $170 million of income taxes during fiscal 2006, including non-cash impacting U.S. deferred taxes of approximately $100 million. The balance is attributable to non-U.S. income taxes. The expected tax expense will be recognized throughout the year and is likely to change during fiscal 2006 as a result of a number of variables, including our assessment of the realization of deferred tax assets.

•	Cash and cash equivalents and marketable securities were $4.9 billion as of September 30, 2005 and 2004. The fiscal 2005 statement of cash flows includes a federal income tax refund of $902 million, a final payment in connection with the shareowner litigation settlement of $215 million and repayment of certain debt obligations and convertible securities of $547 million.
We are taking certain actions that are designed to improve our efficiency, market approach and cost structure, including:

•	The formation of the Network Solutions Group and the related benefits that were discussed above.
•	The implementation of a services-led software strategy that will combine the network operations software business with the Services business, which is expected to bring better alignment, focus and efficiency.
•	The optimization of our supply chain network, including the consolidation of our EMS (electronic manufacturing service) providers from four to two.
•	The continuation of business process simplification efforts across the company, including corporate centers.
Our expectations regarding fiscal 2006 results are as follows:

•	An annual revenue growth rate on a percentage basis to be in the mid-single digits, with slightly higher revenues during the second half of the fiscal year compared to the first half of the fiscal year.
•	An increase in Mobility revenues, but at a more modest annual growth rate than the fiscal 2005 annual growth rate of 12%.
•	INS revenues stabilizing at or slightly below the fiscal 2005 level of about $2.45 billion, adjusted for the transfer of the Network Operations Software unit to the Services business effective October 1, 2005.
•	An increase in Services revenues at an annual rate comparable to or slightly above the fiscal 2005 annual growth rate of 10%.
•	An annual gross margin rate in the 41% to 43% range.
•	Annual operating expenses as a percentage of revenue of about 30%.
The above items are forward-looking statements about our expectations for future performance. Actual results could differ materially.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES
Our consolidated financial statements are based on the selection of accounting policies and the application of accounting estimates, some of which require management to make significant assumptions. Actual results could differ materially from the estimated amounts. We believe that some of the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, pension and postretirement benefits, income taxes, legal contingencies and intangible assets. Our critical accounting estimates were discussed with our Audit and Finance Committee of the Board of Directors.
There were no accounting policies adopted during fiscal 2005 that had a material effect on our financial condition or results of operations. Refer to Note 1 to our consolidated financial statements for our significant accounting policies.
Revenue recognition
Most of our sales are generated from complex contractual arrangements that require significant revenue recognition judgments in determining the units of delivery and related values, as well as determining whether acceptance milestones have been achieved. These judgments are particularly important in the areas of multiple-element arrangements, the application of software revenue recognition rules and contract accounting and the assessment of collectibility.
Revenues from contracts with multiple-element arrangements, such as those including products sold with installation and integration services, are recognized as the revenue for each unit of accounting is earned, based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and if delivery or performance of undelivered elements is considered probable and substantially under our control.
Many of our products are integrated with software that is embedded in our hardware at delivery. In those cases where indications are that software is more than incidental and was a significant factor in the customer’s purchasing decision, such as where the transaction includes software upgrades or enhancements, we apply software revenue recognition rules to determine the amount and timing of revenue recognition. In multiple element arrangements where software is considered more than incidental, fair value of an undelivered element is determined using vendor-specific objective evidence.
The percentage-of-completion method of accounting is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. We make important judgments in estimating revenue and cost and in measuring progress toward completion. These judgments underlie our determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are revised periodically based on changes in circumstances. Revenues recognized under the percentage-of-completion method of accounting have increased during recent fiscal years, representing 25%, 24% and 18% of total revenues during fiscal 2005, 2004 and 2003, respectively. The threshold for contracts that qualify for the percentage-of-completion method of accounting was lowered to $5 million from $20 million, which resulted in $44 million of additional revenue recognized during fiscal 2005.

The assessment of collectibility is critical in determining whether revenues should be recognized. As part of the revenue recognition process, we determine whether trade and notes receivable are reasonably assured of collection based on various factors. Revenue and related costs are deferred if we are uncertain as to whether the receivable can be collected. Revenue is deferred but costs are recognized when we determine that the collection or sale of the receivable is unlikely.
Deferred revenues were $529 million and $593 million as of September 30, 2005 and 2004, respectively.
Pension and postretirement benefits
Our results of operations include the impact of significant pension and postretirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets and expected participation rates in retirement health care plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. Our net pension and postretirement credit (“net pension credit”) was $718 million, $868 million and $669 million during fiscal 2005, 2004 and 2003, respectively, excluding the impact of restructuring actions. Approximately two-thirds of these amounts are allocated to operating expenses, with the balance in costs used to determine gross margin. The allocation is based on a recent comparison of salaries that are related to costs and those that are related to operating expenses. Refer to our “Consolidated Results of Operations” section of this MD&A for a further discussion of changes in the net pension credit and the related impact on our results.
The expected rate of return on pension plan assets used to develop our pension credit was 8.5%, 8.75% and 8.75% during fiscal 2005, 2004 and 2003, respectively, and is determined at the beginning of the period. We plan to use an expected rate of return of 8.5% during fiscal 2006. Changes in the rate were generally due to lower expected future returns based on studies performed by our external investment advisors. Similar changes were made to our expected rate of return on postretirement plan assets due to lower expected future returns, as well as for changes in the mix of assets held. A lower expected rate of return reduces our net pension credit and profitability.
The discount rate used to determine our pension credit was 5.5%, 5.75% and 6.5% during fiscal 2005, 2004 and 2003, respectively. The discount rate is determined at the beginning of the period. We plan to use a discount rate of 5.5% during fiscal 2006. Changes in the discount rate were due to declining long-term interest rates. The discount rate is also somewhat volatile because it is determined based upon the prevailing rate as of the measurement date. Similar adjustments were made to the discount rate used to determine our postretirement benefit cost. The discount rate used to determine the postretirement benefit costs is slightly lower due to a shorter expected duration of postretirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and reduces our net pension credit and profitability for those plans where actuarial losses are being amortized. Otherwise, a lower discount rate increases our net pension credit and profitability.
The expected rate of return on pension plan assets and the discount rate as well as the amortization of unrecognized actuarial gains and losses were determined in accordance with consistent methodologies, as described in Note 9 to our consolidated financial statements.
Mortality assumptions were updated as of September 30, 2005, using actual company experience during the most recent four years for retirees and the RP2000 Mortality Table for all other participants. This resulted in an increase in the management pension obligation of approximately $500 million and a decrease in the occupational pension obligation of approximately $200 million. Additionally, this change is expected to reduce the fiscal 2006 net pension credit by approximately $50 million.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased the fiscal 2005 net pension credit by approximately $50 million and $20 million, respectively. The impact of changes in the discount rate is different if the resulting actuarial gains or losses are subject to amortization. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the fiscal 2005 net pension credit by approximately $180 million. In addition, a 0.5% increase or decrease in the discount rate would have decreased or increased the fiscal 2005 pension obligation by approximately $1.4 billion and the postretirement obligation by approximately $250 million.
There have been several recent developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003. These legislative changes and recent experience with participation rates for management retiree plans have required us to assess the expected future participation rates of certain retirees in the existing plans. Generally, we assume that approximately 3% to 5% of all retirees subject to cost sharing will opt out of our plans on an annual basis. The impact of these participation rates favorably impacted our annual net pension credit and profitability by approximately $60 million during fiscal 2005. The impact of differences between actual and assumed experience will affect our net pension credit and profitability in the future through the amortization of actuarial gains or losses.
We have taken various actions to reduce our share of retiree health care costs during recent periods, including the shifting of certain costs to our retirees. Our retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired prior to March 1, 1990 are not subject to annual dollar caps on the Company’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of the total retiree health care obligation. Management employees who retired on or after March 1, 1990 have paid amounts above their caps since 2001. The obligation related to plans covering formerly represented retirees who retired on or after March 1, 1990 assumed that annual dollar caps are effective and were enforced beginning November 1, 2004. We either waived or increased these caps in two prior negotiations. Our collective bargaining agreements were ratified during December 2004 and will expire on May 26, 2012.
The agreements address retiree health care benefits, among other items. We agreed to continue to subsidize these benefits up to the established cap level consistent with our current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. We also agreed to establish a new $400 million trust that is being funded by us over eight years and managed jointly by trustees appointed by the Company and the unions. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a subject of bargaining between the Company and the unions.
As a result of these changes, our required obligation for retiree health care benefits increased by the net present value of the $400 million of committed contributions to the trust. This incremental cost is being amortized over the contract period. We also considered the substantive plan requirements of SFAS No. 106 and have determined that our obligation for retiree health care benefits is appropriately stated based on our past practice of shifting certain costs to retirees and on the actions that are contemplated as a result of the new agreements. The net present value of the required contributions to the new trust is approximately one-third of the amount of the costs that are expected to be in excess of the capped level during the contract period.
The estimated accumulated benefit obligation related to the U.S. management employees’ pension plan and several other smaller pension plans exceeded the fair value of the plan assets as of September 30, 2005, 2004 and 2003. Changes in the minimum pension liability increased our shareowners’ equity by $46 million and $150 million during fiscal 2005 and 2004, respectively, and increased our shareowners’ deficit by $594 million during fiscal 2003.

The discount rate used to determine the minimum pension liability was 5.5%, 5.5% and 5.75% as of September 30, 2005, 2004 and 2003, respectively. Changes in the discount rate were due to the reasons described above. Market conditions and interest rates significantly affect the future assets and liabilities of our pension plans. Holding all other assumptions constant, a 0.5% decrease or increase in the discount rate would have increased or decreased the minimum pension liability by approximately $900 million as of September 30, 2005.
Income taxes
Changes in valuation allowances favorably impacted our results of operations by $357 million and $1.2 billion during fiscal 2005 and 2004, respectively, and unfavorably impacted our results of operations by $129 million during fiscal 2003. Our valuation allowance for net deferred tax assets was $7.3 billion and $8.0 billion as of September 30, 2005 and 2004, respectively.
We have significant deferred tax assets, resulting from tax credit carryforwards, net operating loss carryforwards and deductible temporary differences that may reduce taxable income in future periods. We also have significant deferred tax liabilities resulting from taxable temporary differences that may result in taxable amounts in future periods. Valuation allowances have been established and maintained for deferred tax assets based on a “more likely than not” threshold. Refer to Note 7 to our consolidated financial statements for further components of the deferred tax assets and liabilities and related valuation allowances.
The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law for each tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of the deferred tax assets:

•	Future taxable income exclusive of reversing temporary differences and carryforwards.
•	Future reversals of existing taxable temporary differences.
•	Taxable income in prior carryback years.
•	Tax planning strategies.
We have not relied upon future taxable income exclusive of temporary differences and carryforwards for the realization of U.S. deferred tax assets during recent periods. Reliance on this source is difficult when there is negative evidence such as cumulative losses in recent years, even if income is reported in the current period. Cumulative losses weigh heavily in the overall assessment. We determine cumulative losses on a rolling twelve-quarter basis. We are no longer in a cumulative loss position in the U.S. as of September 30, 2005, and as a result, considered the extent to which we could rely on income forecasts to support the realization of our U.S. deferred tax assets. Income forecasts were considered in conjunction with other positive and negative evidence, including our current financial performance, our market environment and other factors. Although profits were generated in recent periods, a substantial amount of the profits were generated from a pension credit that is not currently taxable and from non-U.S. sources. As a result, we concluded that there was not sufficient positive evidence to enable us to conclude that it was more likely than not that the net U.S. deferred tax assets would be realized. Therefore, we have maintained a valuation allowance on our net U.S. deferred tax assets. This assessment will continue to be undertaken in the future. Our results of operations might be favorably impacted in the future by reversals of valuation allowances if we are able to demonstrate sufficient positive evidence that our deferred tax assets will be realized.
We have assumed that all of our deferred tax liabilities will generate taxable income or reduce potential tax deductions. Most of these deferred tax liabilities are related to prepaid pension costs that result primarily from pension credits that are not currently taxable. The tax impacts for pension, retiree health care and other retiree benefits are usually driven by funding requirements. Valuation allowances were reversed in recent periods as a result of reductions in net deferred tax assets driven by pension credits. These reversals have resulted in more reliance on the expected reversal of taxable temporary differences for the realization of deferred tax assets, rather than valuation allowances. We have limited this potential source of future taxable income to the extent of the related deferred tax assets for retiree benefits after considering potential funding scenarios and actions such as Section 420 transfers. We expect that the deferred taxes associated with retiree benefits will be in a net liability position by approximately $100 million as of September 30, 2006, which would result in a corresponding deferred tax charge during fiscal 2006, beginning in the first quarter.

Our assumptions regarding the future tax consequences of retiree benefits might change for various reasons, including changes in legislation, actual return on plan assets, Section 420 transfers, or changes in plan design. Such changes could impact our valuation allowance assessment and necessitate additional charges. In addition, we have deferred tax assets attributed to additional minimum pension liabilities that were established through direct charges to equity. If these liabilities were to reverse in future periods, charges to our results of operations will be required for the related deferred tax impacts. The potential deferred tax charges associated with these liabilities were $1.3 billion as of September 30, 2005.
During the fourth quarter of fiscal 2003, we filed a net operating loss carryback claim related to the carryback of our fiscal 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T consolidated group. We reached a tentative agreement with the Internal Revenue Service (IRS) on September 1, 2004 that allowed for a tax refund of $816 million (plus statutory interest to the date of payment), subject to approval by the Congressional Joint Committee on Taxation. The tax benefit related to the claim was not recognized at that time or prior to that time, because it was related to a complex matter and there was no assurance that the approval from the Joint Committee would be obtained. On November 8, 2004, we received written confirmation from the IRS that the Joint Committee had approved our tentative agreement with the IRS and that our agreement with the IRS was final. We were required to reassess the realization of our net operating loss carryforwards as of September 30, 2004, because the Joint Committee’s final approval was received prior to the issuance of our consolidated financial statements. As a result, an $816 million income tax benefit and $45 million of interest income was recognized during the fourth quarter of fiscal 2004 from the reversal of valuation allowances. An additional $41 million of interest income was recognized during fiscal 2005. The $902 million refund was received during the fourth quarter of fiscal 2005.
We assess the realization of deferred tax assets in each jurisdiction in a manner similar to that discussed above. We reversed $81 million and $17 million of valuation allowances related to non-U.S. tax jurisdictions during fiscal 2005 and 2004, respectively. We determined that it was more likely than not that these net deferred tax assets were realizable based upon actual financial performance and future income projections and certain other factors for those jurisdictions. We were not in a cumulative loss position in these jurisdictions at the time of the reversals.
We assess the likelihood of the ultimate determination of various contingent tax liabilities that arise in many different tax jurisdictions. These tax matters can be complex in nature and uncertain as to the ultimate outcome. We establish reserves for tax contingencies when we believe an unfavorable outcome is likely to occur and the liability can be reasonably estimated, similar to accounting for other contingencies. Although we believe these positions are fully supportable, we consider the likelihood of potential challenges and the sustainability of such challenges upon examination. Changes in our tax reserves have occurred and are likely to continue to occur as our assessments change based on current facts and circumstances, such as further developments and progress of tax examinations in various jurisdictions. The net impact of the reassessments of such changes, primarily from the finalization of tax audits, resulted in the recognition of income tax benefits of $130 million, $142 million and $77 million during fiscal 2005, 2004 and 2003, respectively.

Legal contingencies
We are subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to securities, environmental, labor, product and other matters. These contingencies are often resolved over long periods of time. We assess the likelihood of any adverse judgments in or outcomes to these contingencies, as well as potential ranges of possible losses. Reserves are established when it is probable that a liability has been incurred or an asset has been impaired and the amount of the loss can be reasonably estimated based on a detailed analysis of each individual issue, often with the assistance of outside legal counsel. We also determine whether disclosures are required for each contingency based on this assessment. There are several hundred contingencies that are currently being assessed. Most of these contingencies are not currently reserved because we have determined that it is not probable that a loss has been incurred. New developments, such as a change in settlement strategy or an adverse court ruling, may change our assessment as to the likely outcome or potential range of possible losses. Our most significant reserves are related to environmental matters that are discussed in Note 13 to our consolidated financial statements along with our other significant matters.
Intangible assets
Our intangible assets include goodwill and other acquired intangibles of $419 million, development costs for software to be sold, leased or otherwise marketed of $254 million and internal use software development costs of $120 million as of September 30, 2005. As a result of the Telica acquisition in fiscal 2004, goodwill and other acquired intangible assets of $238 million were recorded. Refer to Note 3 to our consolidated financial statements for information related to the purchase price allocation.
Goodwill is not amortized but is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable.
The initial goodwill impairment test under SFAS No. 142 was completed during the first quarter of fiscal 2003 and resulted in no transitional impairment loss. We assessed the realization of goodwill related to our multi-service switching reporting unit currently referred to as the data networking group within INS during the third quarter of fiscal 2003 as a result of business decisions to partner with other suppliers to use their products in our sales offerings. The reporting unit’s fair value was determined using projected cash flows over a seven-year period discounted at 15% after considering terminal value and related cash flows associated with service revenues. The excess of the carrying amount of the reporting unit’s goodwill over its implied fair value in the amount of $35 million was recognized as an impairment charge in the third quarter of fiscal 2003. The annual goodwill impairment tests completed during the fourth quarter of fiscal 2005, 2004 and 2003 did not result in an impairment loss.
Goodwill and acquired intangible assets of $295 million are assigned to reporting units in INS as of September 30, 2005, including $63 million to the data networking group and $169 million to the next-generation convergence solutions group, which includes Telica-related products. The estimated fair value of the reporting units used in the most recent impairment test was determined using projected cash flows over a seven-year period discounted at a range of 10% to 12% plus a terminal value. The carrying amounts for the data networking group and next-generation convergence solutions group exceeded the estimated fair value without considering the terminal value. If the expected results for these two reporting units are not realized, particularly the next-generation convergence solutions reporting unit, which generated losses in fiscal 2005 and 2004, impairment charges may be required in the future.

A $50 million capitalized software impairment charge was recognized during fiscal 2003 as a result of delays and uncertainties in the development of the universal mobile telecommunications systems (UMTS) market. Software development costs related to UMTS technology were expensed as incurred during fiscal 2005, 2004 and 2003.
CONSOLIDATED RESULTS OF OPERATIONS
Revenues

	Years ended September 30,
(in millions)	2005		2004		2003

Mobility	$ 4,600	49%	$ 4,117	46%	$ 3,147	37%
INS	2,565	27%	2,874	32%	3,233	38%
Services	2,129	23%	1,932	21%	1,840	22%
Patent licensing	113	1%	72	1%	202	2%
Other	34	-	50	-	48	1%

Revenues	$ 9,441	100%	$ 9,045	100%	$ 8,470	100%

U.S.	$ 5,936	63%	$ 5,517	61%	$ 5,149	61%
Other Americas (Canada, Caribbean & Latin America)	729	8%	538	6%	424	5%
EMEA (Europe, Middle East & Africa)	1,336	14%	1,293	14%	1,207	14%
APaC (Asia Pacific & China)	1,440	15%	1,697	19%	1,690	20%

Revenues	$ 9,441	100%	$ 9,045	100%	$ 8,470	100%

Fiscal 2005 vs. 2004
Revenues increased by 4% during fiscal 2005. The increase was primarily driven by higher Mobility revenues, particularly in the U.S., and to a lesser extent, by higher Services revenues. INS revenues continued to decline. Refer to the segment discussion later in this MD&A for information on changes in revenues by segment and product.
The increase in the U.S. was due to higher spending by Verizon Wireless and Sprint to upgrade their CDMA wireless networks and deploy additional capacity to support subscriber growth. Sales to these two customers increased by approximately $500 million and accounted for 36% of our consolidated sales during fiscal 2005. The increase in Other Americas was due to higher CDMA sales in Venezuela and various product sales in Canada. The increase in EMEA was primarily due to higher sales of certain wireline products and services, as well as favorable foreign currency impacts in Europe. The decline in APaC was primarily due to lower voice networking sales in China, primarily in PHS sales, and the timing of CDMA network deployments in Korea, as well as the completion of a major CDMA project in India during fiscal 2004. Revenues from customers in China represented 9% and 10% of consolidated revenues during fiscal 2005 and 2004, respectively, and is expected to continue to decline due to further delays in the issuance of 3G licenses and the continuing reduction in PHS sales and other unfavorable conditions.
Our revenues are subject to fluctuation as a result of changes in customer spending patterns and short-term capital requirements, as well as the timing of customer acceptances. Changes in foreign currency rates favorably impacted our consolidated revenues by slightly less than 1% during fiscal 2005.
Fiscal 2004 vs. 2003
Revenues increased by 7% during fiscal 2004. The increase was primarily driven by significantly higher Mobility and, to a lesser extent, Services revenues, partially offset by declines in INS and patent licensing revenues.

The increase in the U.S. was primarily due to higher spending by Verizon Wireless and Sprint to upgrade their CDMA wireless networks and deploy additional capacity to support subscriber growth. Sales to these two customers increased by approximately $1.0 billion and accounted for 32% of our consolidated sales during fiscal 2004. The increase in Other Americas was primarily due to higher DSL and wireless sales in Canada, Mexico and Brazil. The increase in EMEA was primarily due to higher sales of optical products and UMTS data cards in Europe and sales in Iraq. Revenues from customers in China represented 10% and 11% of consolidated revenues during fiscal 2004 and 2003, respectively.
Gross Margin

	Years ended September 30,
(in millions)	2005	2004	2003

Gross margin	$ 4,124	$ 3,779	$ 2,652
Gross margin rate	44%	42%	31%
The cost of materials, components and manufacturing that are sourced from third parties are the most significant items used in determining our gross margin. These costs are negotiated through supply agreements and fluctuate with changes in sales volume. Employee-related costs, such as salaries and related benefits associated with services, logistics and warehousing and other direct supply chain functions, are also included. Employee-related costs will not usually fluctuate based on changes in sales volume. However, employee-related costs may change as a result of actions to align our resources to market conditions, annual salary or wage increases or changes in employee benefits, including those related to pension or health care costs for active employees and retirees. A portion of employee-related costs are subject to collective bargaining agreements.
To a lesser extent, amortization of software development costs, certain other overhead items related to IT and facility related costs, as well as charges associated with warranty and inventory values, are also used in determining gross margin. In assessing the ultimate realization of inventories, we make judgments as to future demand requirements and compare these with the current or committed inventory levels. Reserve requirements generally increase when projected demand requirements decrease due to market conditions, technological and product life cycle changes and longer than expected usage periods. It is possible that changes in inventory reserves may be required if there is a rapid change in the demand for our products due to fluctuations in market conditions or to new technological developments. Most of the costs used in determining gross margin are included in our reportable segments.
Our gross margin rate is subject to fluctuation due to changes in volume, geographic, product and service mix, the impact of significant inventory-related or warranty charges and revisions to estimates related to long-term contracts. Changes in estimates related to long-term contracts could occur throughout the execution of a project as a result of changes in previously expected costs, contract change orders or the resolution of project contingencies, among other items. Changes in the expected profitability for a contract are reflected in results during the period that they are determined, based on the project’s percentage of completion to date. As a result, the cumulative effect of any changes would be reflected in the results of the current period.

Our gross margin rate may also be impacted by other factors, such as competitive pricing pressures, the initial impact of sales of certain next-generation products, our efforts to enter emerging markets and our ability to continue realizing cost reductions. We operate in highly competitive markets that are subject to pricing pressures for various reasons, including technological changes, new entrants and supply and demand fluctuations. Although we believe that these impacts have reduced our relative revenue levels from prior periods, our gross margin has not been significantly impacted due to our ability to realize cost reductions.
The following factors impacted our consolidated gross margin rate during fiscal 2005:

•	The consolidated gross margin rate increased due to lower employee incentive awards and decreased due to a lower net pension and postretirement benefit credit. The net impact of these items increased the consolidated gross margin rate by one percentage point.

•	The net impact of higher provisions for slow moving and obsolete inventories, customer and supplier contract settlements, warranty expenses, and certain customer obligations decreased the consolidated gross margin rate by one percentage point.

•	Historically, our gross margin rate is generally higher in Mobility than in INS and Services, and higher in the U.S. than in non-U.S. regions. The favorable impact of the higher percentage of Mobility and U.S. revenues on the consolidated revenues, cost reductions and revised estimates related to long-term contracts was offset by other factors including pricing and product mix. The net effect of these items increased the consolidated gross margin rate by approximately two percentage points from the comparable prior year period.
The following factors impacted our consolidated gross margin rate during fiscal 2004:

•	The net impact of lower provisions for slow-moving and obsolete inventories, including inventories associated with customers experiencing financial difficulties; supplier and customer contract settlements; adjustments to long-term contracts; warranty expenses; and certain customer obligations and product performance issues increased the consolidated gross margin rate by four percentage points.

•	Sales volume increased the gross margin rate by approximately one percentage point, because the fixed costs were spread over higher revenue levels.

•	Lower intellectual property licensing revenues decreased the gross margin rate by approximately one percentage point.

•	Higher employee incentive awards decreased the gross margin rate by approximately one percentage point.

•	Cost reductions and the impact of product and geographic mix accounted for eight percentage points of improvement in the gross margin rate. Cost reductions were realized primarily from supply chain rationalization and efficiency gains, as well as from product redesign. We also realized savings from employee workforce reductions primarily in the Services segment in fiscal 2004. Increased U.S. sales of certain Mobility products with higher gross margin contributed to the gross margin rate improvement.

Operating Expenses

	Years ended September 30,
(in millions)	2005	2004	Change	2003	Change

Marketing and sales (M&S)	$ 955	$ 903	$ 52	$ 915	$ (12)
General and administration (G&A)	794	620	174	802	(182)

Selling, general and administrative (SG&A) expenses, excluding the following two items:	1,749	1,523	226	1,717	(194)
Recovery of bad debts and customer financings	(69)	(230)	161	(223)	(7)
Amortization of other acquired intangible assets	16	3	13	15	(12)

SG&A	1,696	1,296	400	1,509	(213)
Research and development (R&D)	1,177	1,270	(93)	1,488	(218)
In-process research and development (IPR&D)	-	14	(14)	-	14
Goodwill impairment	-	-	-	35	(35)
Business restructuring	(10)	(20)	10	(158)	138

Operating expenses	$ 2,863	$ 2,560	$ 303	$ 2,874	$ (314)

Salaries and related employee benefits associated with product development, selling and administrative functions are the most significant costs included in operating expenses. These employee-related expenses do not fluctuate significantly with short-term changes in revenue levels. However, employee related expenses may change as a result of salary increases or changes in related benefits, as well as changes in workforce levels. Salary increases are generally provided to employees on an annual basis and were increased by approximately 3 percent in the most recent cycle, which become effective in December 2005. Changes in the funding levels of short- and long-term employee incentive awards may also impact trends between various periods. Operating expenses are also reflected net of a credit attributed to pension, postretirement and postemployment benefits that are discussed in more detail throughout this MD&A. Changes in this net credit will impact the trends between various periods. To a lesser extent, third-party consulting fees and certain other overhead items, such as information technology- and facility-related costs are also included in operating expenses. Most of the SG&A expenses are included in our Global Sales Organization and shared services, such as general corporate functions. In contrast, most of the R&D expenses are directly associated with research and product development for our wireline and wireless products and included in our reportable segments.
Operating expenses increased during fiscal 2005, primarily due to higher recoveries of bad debts and customer financing in the prior year period. The impact of annual salary increases and a lower net pension and postretirement benefit credit also contributed to the increase. However, this impact was offset by lower accruals for employee incentive awards due to higher than targeted performance in the prior year period and slightly lower average workforce levels. The net effect of these compensation and benefit matters impacted M&S, G&A and R&D trends. Our reportable segment results were not impacted by the changes in the net pension and postretirement benefit credit or changes in the funding of employee incentive awards.

SG&A

Fiscal 2005 vs. 2004
SG&A increased by 15% in fiscal 2005, excluding the impact of bad debts and customer financings and amortization of other acquired intangibles. Changes in SG&A included the impact of compensation and benefit matters discussed above and higher selling expenses to support the Global Sales Organization and Services growth initiatives, including the government market.
During fiscal 2005, SG&A included approximately $10 million of lower employee incentive awards and approximately $50 million of a lower net pension credit. SG&A charges related to various litigation matters were $114 million and $34 million during fiscal 2005 and 2004, respectively.

Fiscal 2004 vs. 2003
SG&A decreased by 11% in fiscal 2004, excluding the impact of bad debts and customer financings and amortization of other acquired intangibles. The decrease was primarily a result of employee workforce reductions under our restructuring program and other cost saving initiatives that limited discretionary spending.
SG&A included approximately $100 million of higher employee incentive awards during fiscal 2004. SG&A levels were also impacted by additional depreciation and other related charges of $108 million recognized during fiscal 2003 due to the shortening of the estimated useful lives of several properties that were in the process of being sold at the time.

Recovery of Bad Debts and Customer Financings
Net recoveries were due to the favorable settlement or sale of certain fully reserved notes receivable and accounts receivable and significantly lower bad debt and customer financing exposure. These settlements generally occur as a result of the resolution of work-outs and consummation of bankruptcy proceedings. These net recoveries included charges for bad debts and customer financings of $14 million, $24 million, and $100 million during fiscal 2005, 2004 and 2003, respectively.
A considerable amount of judgment is required in assessing the realization of trade receivables and notes receivable, including the current creditworthiness of each customer and the related aging of past due balances. Reserves for trade receivables are determined by using percentages applied to certain categories of aged receivables. Specific accounts are also evaluated when we become aware of information indicating that a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, lower credit ratings or bankruptcy. Reserve requirements are based on the best facts available to us and are re-evaluated and adjusted as additional information is received. Typically, reserves are reduced only when agings improve or customer settlement proceeds are recovered. Recoveries are generally the result of direct negotiations with the customer, resolutions in bankruptcy or legal actions. Additional charges or recoveries may occur in the future.

R&D
Our R&D investment is focused on enhancing and expanding our broad portfolio of leading edge technologies. In Mobility, our R&D investment is focused primarily on CDMA and UMTS next-generation technologies and includes expenses associated with UMTS product trials with certain customers. This investment continues to support our leadership position in spread-spectrum technology and our development of high-speed mobile data solutions. Our INS R&D investment supports a broad array of current and next-generation technologies, including VoIP, metro optical and broadband networking solutions. Together, Mobility and INS share R&D investment in a unified softswitch platform to support both wireless and wireline applications. Our R&D investment also supports reshaping our product portfolio to capture convergence opportunities and Bell Labs long-term research programs in such areas as computer science, materials science and bioengineering. We believe our current R&D spending levels and plans are aligned with current and expected market opportunities.

	Years ended September 30,
(in millions)	2005	2004	2003

Cost capitalized	$ 232	$ 258	$ 313
Amortization	262	281	291

R&D costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. The amortization of these costs is reflected as a cost component in determining our gross margin. Unamortized software development costs determined to be in excess of the net realizable value of the product are expensed immediately and reflected in R&D if such determination is made prior to when the product is available for general release to customers.
Fiscal 2005 vs. 2004
R&D decreased by 7% in fiscal 2005, primarily due to changes in compensation and benefit matters as well as to recent cost-reduction actions in INS. During fiscal 2005, R&D included approximately $135 million of lower employee incentive awards and approximately $55 million of a lower net pension credit.
Fiscal 2004 vs. 2003
R&D decreased by 15% in fiscal 2004, primarily due to employee workforce reductions and product rationalizations under our restructuring program. R&D included approximately $175 million of higher employee incentive awards during fiscal 2004 and a $50 million UMTS impairment charge during fiscal 2003.
IPR&D
IPR&D charges of $14 million resulted from the acquisition of Telica in the fourth quarter of fiscal 2004. Refer to Note 3 to our consolidated financial statements for information regarding the purchase price allocation.
Goodwill Impairment and Amortization of Other Acquired Intangible Assets
The increase in the fiscal 2005 amortization of other acquired intangible assets was related to the acquisition of Telica. The fiscal 2003 goodwill impairment charge was related to the multiservice switching reporting unit. Refer to the “Application of Critical Accounting Estimates” for further discussion.
Business Restructuring

	Years ended September 30,
	2005	2004	2003
(in millions)
Employee separations	$ (5)	$ (14)	$ (47)
Contract settlements	(2)	(15)	(16)
Facility closings	(3)	12	17
Other	-	(3)	(18)

Restructuring reversals	(10)	(20)	(64)
Asset write-downs	-	1	(120)
Net gains on sales	-	(1)	-
Impairment of goodwill	-	-	35

Net reversal	$ (10)	$ (20)	$ (149)

Included in:
Costs	$ -	$ -	$ (26)
Operating expenses	(10)	(20)	(158)
Goodwill impairment	-	-	35

Total	$ (10)	$ (20)	$ (149)

During fiscal 2001, we committed to and began implementing a restructuring program to realign resources to focus on the large telecommunications service provider market. We assessed our product portfolio and associated R&D and then streamlined the rest of our operations to support those reassessments. We eliminated some marginally profitable or non-strategic product lines, merged certain technology platforms, consolidated development activities, eliminated management positions and many duplications in marketing functions and programs, centralized our sales support functions and sold or leased certain of our manufacturing facilities and made greater use of contract manufacturers. We sold or disposed of the assets related to the eliminated product lines, closed facilities and reduced the employee workforce on a global basis.
The restructuring actions have been completed. However, the related reserves reflected many estimates, including those pertaining to employee separation costs, inventory, contractual obligations, facility exit costs and proceeds from asset sales. The individual plan’s reserve requirement under our restructuring program was reassessed at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. Reversals or charges related to revisions of our estimates for certain restructuring plans initiated in prior periods were primarily due to the following:

•	Reversals of employee separation charges were primarily due to differences in the actual versus assumed demographics of separated employees, including age, length of service and salaries.
•	The net contract settlement reversals were the result of settlements of certain contractual obligations and purchase commitments for amounts lower than originally estimated.
•	Charges or reversals related to facility closings were primarily due to revised estimates of costs and expected sublease rental income on certain properties resulting from changes in the commercial real estate market.
•	The adjustment to prior asset write-downs includes changes to original plans for certain owned facility closings and reversals of inventory reserves as we utilized more discontinued product inventory than anticipated.
Most of the remaining reserve requirements are related to leases on exited facilities as of September 30, 2005. Facility exit costs of $145 million are expected to be paid over the remaining lease terms and are reflected net of expected sublease rental income of $125 million. Expected market conditions for commercial real estate are received from real estate brokers for most facilities and are considered in estimating the sublease rental income. Additional charges or reversals may be required if the expected amount of sublease rental income changes in the future or if other circumstances change.
Pension, Postretirement and Postemployment Benefits

	Years ended September 30,
	2005	2004	2003
(in millions)
Pension benefit credit	$ (973)	$ (1,111)	$ (1,097)
Postretirement benefit cost	255	243	351

Net pension and postretirement benefit credit	(718)	(868)	(746)
Postemployment benefit cost (credit)	72	40	(93)

Net pension, postretirement and postemployment benefit credit	$ (646)	$ (828)	$ (839)

Included in:
Business restructuring	$ -	$ -	$ (118)
Other costs and expenses	(646)	(828)	(721)

Net credit	$ (646)	$ (828)	$ (839)

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
The pension credit is determined under complex rules using actuarial assumptions. The rules provide for various smoothing techniques under which gains and losses are spread over future periods. The largest component of the pension credit is the expected return on plan assets. This amount is partially offset by the assumed interest cost on the benefit obligations, the service costs and amortization of unrecognized gains and losses. Our pension plans are well funded. The fair value of pension plan assets was $34.0 billion and exceeded the related benefit obligation by $2.7 billion as of September 30, 2005. Significant actuarial assumptions include an 8.5% expected rate of return on plan assets and a 5.5% discount rate used in determining the interest cost. This 3 percent rate differential is a significant reason why we recognize a pension credit. The postretirement benefit costs are determined in a similar manner. However, most of these benefit obligations are unfunded, and therefore the interest costs on the benefit obligations exceed the expected return on plan assets.
Excluding the amounts reflected in business restructuring, approximately two-thirds of the net credit is reflected in operating expenses, with the balance in costs used to determine gross margin.
The following items decreased the net credit during fiscal 2005:

•	Reduction in the market-related value of plan assets due to the impact of actual losses incurred on plan assets during fiscal 2002 and 2001.
•	Reduction in the expected rate of return on pension plan assets.
•	Impact of the collective bargaining agreements that were ratified during December 2004.
However, these items were partially offset by the impact of the following items:

•	Reduction in the discount rate.
•	Full year recognition of the prescription drug benefit under Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“the Act”) and expected reduction in plan participation rates as a result of recent experience and the Act.
The following items decreased the net credit during fiscal 2004:

•	Reduction in the market-related value of plan assets.
•	Revised estimates of termination benefits and curtailments during fiscal 2003 that related to restructuring actions.
•	Accelerated gain amortization related to postemployment benefits during fiscal 2003.
These items were partially offset by the impact of the following items:

•	Reduction in the discount rate.
•	Partial year recognition of the Act and expected reduction in plan participation rates.
•	Elimination of certain pension death benefits and reductions in certain retiree health care benefits.
The net pension and postretirement benefit credit is expected to decrease by approximately $300 million during fiscal 2006, primarily due to amortization of differences between the market-related value and fair value of pension and postretirement plan assets and updated mortality rate assumptions. Further changes in actuarial assumptions could also significantly impact the net credit in the future.
On January 21, 2005, the Centers for Medicare and Medicaid Services issued a Final Rule in the Federal Register for implementing the Medicare Prescription Drug Benefit that clarified the methodology for determining actuarial equivalence and the amount of the federal subsidy. The impact of the Final Rule did not materially affect our postretirement benefit cost and related obligation.
Refer to Note 9 to the consolidated financial statements and the “Application of Critical Accounting Estimates” for further information.

Other Income (Expense), Net

	Years ended September 30,
	2005	2004	2003
(in millions)
Legal settlements	$ (65)	$ (84)	$ (401)
SEC settlement	-	(25)	-
Interest income on tax refunds and settlements	88	135	16
Interest income	121	89	86
Minority interest	(30)	(6)	(10)
Other-than-temporary write-down of investments	(20)	(22)	(63)
Gain (loss) on sale of investments	1	75	(10)
Gain on sale of businesses, net	-	-	49
Loss on extinguishment of convertible securities and debt, net	(11)	(7)	(97)
Other, net	30	85	2

Other income (expense), net	$ 114	$ 240	$ (428)

Fiscal 2005
Charges of $54 million related to the shareowner lawsuit settlement were recognized, including $71 million related to changes in fair market value of warrants prior to their issuance in December 2004, net of $17 million of recoveries from fiduciary insurance carriers. The remaining legal settlement charges of $11 million were primarily related to parties that opted out of our global settlement and a supplier claim. Refer to Note 13 to our consolidated financial statements for more information on legal settlements.
Interest income on tax refunds and settlements was due primarily to the favorable resolution of certain prior-year federal income tax audits and to the recognition of a federal net operating loss carryback claim under tax-sharing agreements with AT&T, Avaya and Agere. Refer to Note 7 to our consolidated financial statements for further information on these tax matters.
Minority interest is primarily attributable to a joint venture located in China that manufactures certain of our products.
Fiscal 2004
Charges of $56 million related to the shareowner lawsuit settlement were recognized, including $91 million related to changes in the estimated fair value of the warrants that were expected to be issued, $5 million related to changes in the fair value of our common stock that was deposited into escrow and subsequently sold and $40 million of recoveries from fiduciary insurance carriers. The remaining legal settlement charges of $28 million were primarily related to Y2K claims under our separation agreement with Avaya and a prior year sale of our consumer products business.
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
The gain on sale of an investment was primarily related to the maturity of a forward contract for the sale of Corning common stock we owned. The shares of Corning were obtained in connection with the sale of certain joint ventures associated with the optical fiber business in fiscal 2002.

Fiscal 2003
Charges of $481 million related to the settlement of class action lawsuits and other lawsuits against us and certain of our current and former directors and officers for alleged violation of federal securities laws, as well as for ERISA, and related claims were recognized. The charges included $315 million for payment in cash, stock or a combination of both; warrants, originally valued at $95 million, which increased to $161 million during fiscal 2003 as a result of a change in their estimated fair value; and $5 million in administrative fees. Partially offsetting these charges was an $80 million reserve reduction for a legal settlement associated with our former consumer products leasing business, due to lower-than-anticipated claims experience.
The debt conversion cost and gain on extinguishments was a result of the exchange of a portion of 7.75% trust preferred securities and certain other debt obligations for shares of our common stock and cash. Refer to Note 8 to our consolidated financial statements for more information on these exchanges, including the number of securities exchanged.
The other-than-temporary write-down of investments was due to sustained weakness in the private equity market, which impacted the fair value of several investments. Refer to the section “Quantitative and Qualitative Disclosures About Market Risk” for a discussion of equity price risk.
The gain on sales of businesses included $41 million of business disposition reserve reversals, primarily associated with the resolution of contingencies related to the sale of the optical fiber business.
Interest Expense
Fiscal 2005 vs. 2004
Interest expense decreased by $55 million to $341 million during fiscal 2005, primarily due to the early extinguishment of convertible securities and certain other debt obligations.
Fiscal 2004 vs. 2003
Interest expense increased by $43 million to $396 million during fiscal 2004, primarily due to the exchange of our 8.00% redeemable convertible preferred stock for 8.00% subordinated debentures in November 2003. The impact of additional interest on the 2.75% convertible securities that were issued in the third quarter of fiscal 2003 was largely offset by our debt recapitalization efforts.
Income Taxes

	Years ended September 30,
	2005	2004	2003
(in millions)
Carryback claims	$ 19	$ 844	$ 213
Favorable resolution of prior-period tax audits	130	142	77
Reversal of non-U.S. valuation allowances	81	17	-
Non-U.S. and state income taxes attributed to pre-tax income	(79)	(64)	(57)

Income tax benefit	$ 151	$ 939	$ 233

Interest income on tax refunds and settlements	$ 88	$ 135	$ 16

Valuation allowances were reversed due to the recognition of certain net operating loss carryback claims, including a claim of $816 million that was recognized during fiscal 2004 that was related to the carryback of our fiscal 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T consolidated group. The other carryback claims recognized were primarily related to taxes paid in prior years by our former foreign sales corporation and previously merged companies, including a $21 million tax refund (including interest of $2 million) received during the first quarter of fiscal 2006. This tax refund was not previously recognized until the fourth quarter of fiscal 2005 due to the uncertainty of receiving the refund from an unaffiliated third party. Interest income related to these claims was $43 million, $45 million and $16 million during fiscal 2005, 2004, and 2003, respectively.
Certain income tax benefits were recognized due to the favorable settlement of audit matters related to the years 1990 through 2002, including matters with a previously merged company and the settlement of certain matters under tax-sharing agreements with AT&T, Avaya and Agere. We also recognized interest income related to these settlements of $45 million and $90 million during fiscal 2005 and 2004, respectively.
Valuation allowances related to certain non-U.S. tax jurisdictions that exited a cumulative loss position were reversed based on our assessment that it was more likely than not that those deferred tax assets will be realizable based on income projections and certain other factors for those jurisdictions.
The realization of our deferred tax assets is dependent upon the existence of taxable income during future periods. During fiscal 2004 and 2005, most of our pretax income in the U.S. was generated from a pension credit that is not currently taxable. As a result, even though we exited a cumulative loss position during the fourth quarter of fiscal 2005, we have concluded that there was not sufficient positive evidence to enable us to conclude that it was more likely than not that the U.S. deferred tax assets would be realized. Therefore, we have continued to maintain a valuation allowance on our net U.S. deferred tax assets.
However, the expected future tax consequences of deferred tax liabilities generated primarily from our pension credit continue to be relied upon to support the deferred tax assets of other retiree benefits. This resulted in not providing taxes attributable to U.S. income during fiscal 2005 and 2004 as valuation allowances were reversed to the extent of increases in deferred tax liabilities. We expect that the U.S. deferred taxes associated with retiree benefits will be in a net liability position as of September 30, 2006.
We expect to recognize approximately $170 million of income tax expense during fiscal 2006, including non-cash impacting U.S. deferred taxes of approximately $100 million for the above item. The remaining amounts are attributable to non-U.S. income taxes. The expected tax expense will be recognized throughout the year and is likely to change during fiscal 2006 as a result of a number of variables, including our assessment of the future realization of deferred tax assets.
The U.S. Congress passed the American Jobs Creation Act of 2004, which the President signed into law on October 22, 2004. Key provisions of the Jobs Creation Act include a temporary incentive for U.S. multinational corporations to repatriate foreign earnings, a domestic manufacturing deduction and international tax reforms designed to improve the global competitiveness of U.S. businesses. The Jobs Creation Act’s provisions are not expected to have a material effect on our financial condition or results of operations.
Refer to the “Application of Critical Accounting Estimates” in this MD&A and Note 7 to our consolidated financial statements for more detail regarding income taxes.

RESULTS OF OPERATIONS BY SEGMENT
Mobility

	Years ended September 30,
	2005	2004	Change	2003	Change
(in millions)
U.S.	$ 3,418	$ 2,942	16%	$ 2,169	36%
Non-U.S.	1,182	1,175	1%	978	20%

Total revenues	$ 4,600	$ 4,117	12%	$ 3,147	31%

Gross margin %	53%	51%	2 pts	40%	11 pts

Segment income	$ 1,572	$ 1,238	$ 334	$ 156	$ 1,082

Return on sales	34%	30%	4 pts	5%	25 pts

Fiscal 2005 vs. 2004
Mobility revenues increased $483 million. U.S. revenues increased primarily due to higher sales to Verizon Wireless and Sprint as they executed their EVDO deployment and CDMA network investment for high-speed mobile data services and additional network capacity. These two customers accounted for 63% and 60% of Mobility revenues during fiscal 2005 and 2004, respectively. Including these two customers, five customers accounted for 80% and 79% of Mobility revenues during fiscal 2005 and 2004, respectively. Non-U.S. revenues increased primarily in Other Americas due to higher CDMA sales in Brazil, Venezuela and Canada. These increases were partially offset by lower revenues in APaC resulting from the timing of obtaining customer acceptance for a CDMA project in India in the prior period.
Substantially all of Mobility revenues are currently generated from CDMA technology. UMTS revenues to date have been limited to the sale of data cards and revenues related to a UMTS contract with Cingular that was not significant during fiscal 2005. We are conducting third-generation W-CDMA/ UMTS trials in China and Japan. We expect customers to continue to increase investments in mobile high-speed data equipment.
Consolidation has occurred with several large U.S. wireless service providers and may have accelerated capital spending in certain situations. These events may continue to present opportunities for us to assist in integration efforts or to expand our products/services or technologies in certain networks where they were not previously utilized. However, events may impact our future revenue trends as these service providers assess potential technology migrations to common platforms or leverage excess capacity. In addition, the timing of awards of licenses and spectrum to service providers in certain markets such as the U.S. and China may also impact future revenue.
Our future quarterly revenue trends may be volatile as a result of the high concentration of revenue among a limited number of customers and the resulting exposure to their spending patterns, as well as the timing of revenue recognition related to long-term contracts.
Segment income increased due to a $368 million increase in gross margin that was partially offset by a $34 million increase in operating expenses. The increase in gross margin was primarily due to higher sales volume and to a lesser extent, a two-percentage point improvement in the gross margin rate due to a more favorable geographic mix.

Fiscal 2004 vs. 2003
Mobility revenues increased $970 million. U.S. revenues increased $773 million primarily due to higher CDMA sales to Verizon Wireless and Sprint as they continued to upgrade their wireless networks and deploy additional capacity to support subscriber growth. The $197 million increase in the non-U.S. regions was primarily due to higher UMTS data card sales in EMEA and higher CDMA sales in APaC and Other Americas as certain customers continued to expand their networks. Approximately 89% of fiscal 2004 wireless product revenue was derived from CDMA technology.
Segment income improved by $1.1 billion. This improvement was driven by an $833 million increase in gross margin and a $249 million decrease in operating expenses. Gross margin increased due to higher sales volume and an 11 percentage point increase in the gross margin rate. The increase in the gross margin rate was driven by favorable product and geographic mix, continued cost reductions, lower inventory and warranty charges and better absorption of fixed costs due to the higher revenues. R&D and SG&A expenses declined, primarily due to the impact of restructuring actions and relocating certain activities to areas with lower cost structures. We also recognized a $50 million impairment charge for UMTS capitalized software during fiscal 2003. UMTS software development costs continued to be expensed as incurred. Lower R&D expenses accounted for 87% of the decrease in operating expenses.
INS

	Years ended September 30,
	2005	2004	Change	2003	Change
(in millions)
Voice networking	$ 889	$ 1,193	(25%)	$ 1,472	(19%)
Data and network management	859	925	(7%)	1,001	(8%)
Optical networking	817	756	8%	760	(1%)

Total revenues	$ 2,565	$ 2,874	(11%)	$ 3,233	(11%)

U.S.	$ 1,161	$ 1,389	(16%)	$ 1,700	(18%)
Non-U.S.	1,404	1,485	(5%)	1,533	(3%)

Total revenues	$ 2,565	$ 2,874	(11%)	$ 3,233	(11%)

Gross margin %	32%	35%	(3 pts)	27%	8 pts

Segment income	$ 195	$ 348	($ 153)	$ 117	$ 231

Return on sales	8%	12%	(4 pts)	4%	8 pts

Fiscal 2005 vs. 2004
INS revenues declined by $309 million. The $228 million decline in the U.S. was attributed to reductions in mature technologies, primarily circuit switching products and certain data and network management products, partially offset by an increase in optical networking products. The $81 million decline in non-U.S. regions primarily resulted from lower PHS sales in China, partially offset by an increase in optical networking products and certain data and network management products in Europe. Five customers accounted for 38% and 39% of INS’s revenues during fiscal 2005 and 2004, respectively.
Voice networking revenues declined by $304 million. The decline was primarily attributed to lower sales of circuit switching products ($153 million) and PHS ($138 million). Traditional circuit switching product sales declined at a faster rate than the rate of growth in next-generation technologies. The decline was most significant in the U.S., where certain customers shifted their spending to other areas, such as fiber-to-the-premise and broadband access, in response to competitive factors from cable service providers. Circuit switching product sales represented approximately 46% of voice networking revenues during fiscal 2005. PHS sales declined as service providers in China curtailed their spending in preparation for transitioning to 3G networks. PHS products accounted for 27% of voice networking revenues during fiscal 2005. Voice networking revenues also included an $85 million allocation of revenue earned from switching equipment common platform sales to Mobility customers, as discussed in more detail below.

Optical networking revenues increased by $61 million due to higher sales of next-generation optical products.
Although customer spending levels for INS products may not change significantly in the aggregate, the mix of what is purchased is likely to continue to change or fluctuate. Our future revenues will be impacted by our success in offering a product portfolio that effectively addresses customer needs. Although we believe INS revenues are stabilizing, they may decline as customers consider alternatives in transitioning to next-generation networks.
Segment income decreased due to a $186 million decrease in gross margin that was partially offset by a $33 million decrease in operating expenses. The lower gross margin was due to lower sales and a three-percentage-point decrease in the gross margin rate. The gross margin rate decreased due to the impact of lower sales volume, unfavorable product mix and higher-inventory related charges, as well as certain reserve reversals and settlements recognized during the prior period. Operating expenses decreased due to additional expenses related to the Telica acquisition and a legal settlement in fiscal 2004.
Fiscal 2004 vs. 2003
INS revenues declined by $359 million primarily due to a significant reduction in sales to AT&T as it completed certain capital spending programs in prior periods and reduced its annual spending during fiscal 2004. Lower non-U.S. sales were primarily in APaC as a result of competitive pricing pressures and the timing of completing certain project deployments. The decreases in APaC sales were primarily in the data and network management and optical product lines.
Voice networking revenues declined by $279 million. The decline was due to lower circuit switching product sales. Traditional circuit switching product sales declined at a faster rate than the rate of growth in next-generation technologies. The decline was also more prevalent in the U.S., where certain customers shifted their spending to other areas, such as broadband access (DSL). Circuit switching represented approximately 47% and 59% of voice networking revenues during fiscal 2004 and 2003, respectively. Beginning in fiscal 2004, INS voice networking revenues include an allocation of revenue earned from switching equipment common platform sales to Mobility customers. This allocation was intended to better match revenue from these common platforms with the underlying R&D investment. Voice networking results included $85 million relating to this allocation for fiscal 2004. Data and network management revenues declined $76 million due primarily to lower revenues from multi-service switching products. Optical networking revenues decreased by $4 million due to lower revenues from legacy optical products offset by higher sales of metro optical products in the U.S. and EMEA. We transitioned most of our optical product contracts with key customers to next-generation optical products.
Quarterly revenues declined sequentially each quarter except in the fourth quarter and ranged from $673 million to $784 million during fiscal 2004.
Segment income improved by $231 million. This improvement was driven by a $130 million increase in gross margin and a $101 million decrease in operating expenses. The higher gross margin was due to an eight-percentage point increase in the gross margin rate, which more than offset the impact of lower revenues. The increase in the gross margin rate primarily resulted from lower inventory-and warranty-related charges, which accounted for four percentage points of the improvement, and continued cost reductions. R&D and SG&A expenses declined due to the impact of restructuring actions during fiscal 2003. However, operating expenses included charges of $23 million related to the Telica acquisition for IPR&D, employee compensation expense and amortization of intangible assets during fiscal 2004.

Services

	Years ended September 30,
(in millions)	2005	2004	Change	2003	Change

U.S.	$ 1,211	$ 1,063	14%	$ 1,006	6%
Non-U.S.	918	869	6%	834	4%

Total revenues	$ 2,129	$ 1,932	10%	$ 1,840	5%

Gross margin %	27%	25%	2 pts	19%	6 pts

Segment income	$ 335	$ 282	$ 53	$ 225	$ 57

Return on sales	16%	15%	1 pt	12%	3 pts

Fiscal 2005 vs. 2004
Services revenues increased by $197 million. Revenues increased in the U.S. and in the non-U.S. regions, primarily in Other Americas and EMEA. Five customers accounted for 44% and 40% of Services revenues during fiscal 2005 and 2004, respectively.
Professional services increased by $214 million primarily due to government contracts, including a project in Iraq, and services for wireless customers. Deployment services decreased by $57 million due to a decrease in sales of wireline products that required installation, as well as a decline in services related to preparing sites for placement of wireless network equipment.
Multi-vendor maintenance offers, as well as managed and professional services, in particular network optimization and integration for wireless service providers continue to present opportunities for growth.
Segment income increased due to an $82 million increase in gross margin that was offset by a $29 million increase in operating expenses. The higher gross margin resulted from an increase in the gross margin rate and higher revenues. The gross margin rate increased by two-percentage points as a result of lower average employee workforce levels. Operating expenses increased due to higher sales and marketing expenses incurred to further expand worldwide service offerings.
Fiscal 2004 vs. 2003
Services revenues increased by $92 million. Revenues increased in the U.S. by $57 million and in the non-U.S. regions by $35 million. The increase in revenues was due to higher maintenance and professional services. Professional services increased primarily due to new government contracts. Our traditional installation services decreased as a result of competitive pricing pressures, more customer self-installation, and lower wireline product sales. Deployment services related to researching, selecting and preparing sites for placement of wireless network equipment partially offset the decrease in traditional installation services.
Segment income increased by $57 million. This improvement was due to a $139 million increase in gross margin, partially offset by an $82 million increase in operating expenses. The higher gross margin resulted from an increase in the gross margin rate and, to a lesser extent, from higher revenues. The gross margin rate increased by six-percentage points as a result of employee workforce reductions. Operating expenses increased due to higher sales and marketing expenses incurred to expand worldwide service offerings.

LIQUIDITY AND CAPITAL RESOURCES
Cash, cash equivalents and marketable securities were approximately $4.9 billion as of September 30, 2005 and 2004. As discussed in more detail below, the fiscal 2005 cash flows included a significant federal tax refund of $902 million, the early extinguishment of certain debt obligations and convertible securities of $547 million, and a final payment related to our shareholder lawsuit of $215 million. Summarized annual cash flow information and key working capital metrics are as follows:

	2005	2004	2003
(in millions)
Net income	$1,185	$2,002	$(770)
Non-cash items	(361)	(587)	204
Changes in working capital	(133)	18	549
Other changes	26	(799)	(931)

Operating activities	$717	$634	$(948)

Investing activities	$(1,268)	$(869)	$758

Financing activities	$(421)	$(239)	$1,051

Days sales outstanding in accounts receivable	52	51	67
Inventory turnover	7.2	6.9	7.4
Days sales outstanding in working capital	30	23	27
Operating Activities
Our operating results and resulting cash flows have generally improved during the past few years due to higher revenues, cost reductions and other factors discussed throughout this MD&A. The following discussion is intended to further explain differences between net income and cash flow.
Non-cash items include items that are not expected to generate or require the use of cash, such as the pension credit and depreciation and amortization. In addition, charges or credits related to the changes in the fair value of warrants issued in connection with the global settlement of our shareowner lawsuit also impacted the non-cash items through the first quarter of fiscal 2005.
Changes in working capital requirements include changes in receivables, inventories and contracts in process, accounts payable and deferred revenue. Although our working capital requirements did not change significantly, components changed due to cash collections and the timing of customer billings and accounts payable disbursements. The increase in the days sales outstanding in working capital during fiscal 2005 was driven primarily by a reduction in accounts payable. We periodically sold certain non-U.S. accounts receivable with extended payment terms where it was cost effective to do so. We sold $226 million and $468 million of receivables during the fiscal years ended September 30, 2005 and 2004, respectively. This impact is reflected in the changes in receivables. Receivables with extended payment terms were $225 million and $232 million as of September 30, 2005 and September 30, 2004, respectively.
Generally, working capital requirements will increase or decrease with changes in quarterly revenue levels. In addition, working capital requirements might be impacted by changes in payment terms, the timing of attaining billing milestones and collections performance.

The timing of certain payments will also impact our cash flow. For example, while employee incentive awards are accrued throughout the fiscal year, they are generally paid during the first quarter of the subsequent fiscal year. Annual incentive awards of approximately $600 million were paid during the first quarter of fiscal 2005. Annual incentive awards of approximately $350 million are expected to be paid during the first quarter of fiscal 2006. In addition, approximately $100 million will be paid under a three- year long-term incentive program (2003-2005 cycle) during the first quarter of fiscal 2006. This long-term incentive program was introduced for the top 1,100 employees in fiscal 2003.
Fiscal 2005 other changes included the impact of changes in tax-related assets and liabilities of $627 million, primarily due to tax refunds that were accrued for in fiscal 2004 and proceeds of $201 million from a welfare benefits trust as reimbursement for management health care contributions that were made during fiscal 2004. Offsetting these impacts were a $215 million payment related to our shareowner lawsuit settlement, cash outlays for restructuring of $69 million and capitalized software of $232 million, as well as higher accruals for employee incentive awards during fiscal 2004 that were paid during fiscal 2005.
Fiscal 2004 other changes included an $861 million tax refund that was received during fiscal 2005, cash outlays for restructuring of $227 million and capitalized software of $258 million. Partially offsetting these impacts were certain insurance and customer settlements and customer financing recoveries of approximately $600 million.
Fiscal 2003 other changes included cash outlays for restructuring of $629 million and capitalized software of $313 million.
Investing Activities
Fiscal 2005 investing activities included net purchases of marketable securities of $1.0 billion and capital expenditures of $221 million, of which $60 million was for internal-use software. We may continue to purchase marketable securities in an attempt to improve our investment returns. We do not expect to receive any significant cash proceeds from business or asset dispositions in the near future.
Fiscal 2004 investing activities included net purchases of marketable securities of $821 million and capital expenditures of $157 million, of which $54 million was for internal use software. Partially offsetting these cash outflows were cash proceeds of $63 million from the sale of certain manufacturing and real estate facilities in the United States and China.
Fiscal 2003 investing activities included net maturities of marketable securities of $845 million, proceeds from the sale of facilities of $158 million and certain other investments of $78 million. Capital expenditures were $291 million, which included $102 million for the repurchase of certain real estate under a synthetic lease agreement that was previously used to fund certain real estate construction costs. In addition, we purchased the remaining 10% minority interest in AG Communication Systems for $23 million.
Financing Activities
We are authorized by our Board of Directors to issue shares of our common stock or use cash in exchange for certain of our convertible securities and other debt obligations. From the fourth quarter of fiscal 2002 through September 30, 2005, we retired approximately $3.0 billion of our convertible securities and certain other debt obligations in exchange for approximately 643 million shares of our common stock and $1.3 billion in cash, in multiple, privately-negotiated transactions. We may use cash or issue more of our common shares in similar transactions in the future. If our common stock is issued, it would result in additional dilution to our common shareowners.
Fiscal 2005 financing activities included $547 million of cash to repay or repurchase certain debt obligations and convertible securities. We also received net proceeds of $126 million from the issuance of 48 million common shares primarily for certain employee benefit plans.

Fiscal 2004 financing activities included a $500 million use of cash to repay or repurchase certain debt obligations and convertible securities, including $249 million under our recapitalization program and $216 million of variable interest notes related to our Insured Special Purpose Trust. We also received net proceeds of $276 million from the issuance of 91 million common shares for certain employee benefit plans.
Fiscal 2003 financing activities included the issuance of 2.75% Series A and Series B convertible senior debentures for a net amount of $1.6 billion. A portion of these proceeds was used to repay or retire certain debt obligations and convertible securities, all of which had higher interest or dividend rates than the debentures issued (the remainder of the proceeds were used for general corporate purposes). Specifically, we paid approximately $500 million toward these obligations, including the prepayment of $240 million of a mortgage loan for three of our primary facilities, retirement of $176 million of certain other long-term debt obligations and $69 million for the partial retirement of 8% redeemable convertible preferred stock. We also received other proceeds of $113 million from prepaid forward sales agreements for our investment in Corning common stock, which we received in connection with the sale of our optical fiber business. These forward sales agreements were reflected as secured borrowings as of September 30, 2003 and matured on October 1, 2003. We also paid the 8% redeemable convertible preferred stock dividend requirement of $91 million with 46 million shares of our common stock and $6 million of cash.
Cash Management
Achieving optimal returns on our cash balance involves concentrating domestic cash in a primary account with our lead bank in order to make efficient investment decisions in various instruments and maturities. Short-term domestic cash is invested daily in money market funds. Strategic short- and long-term domestic cash is outsourced to various fund managers and the portfolio consists of investment-grade debt securities such as treasury notes, corporate bonds, high-quality asset-backed securities and government agency bonds, with various maturities. International cash is invested in international money market funds, time deposits and other bank accounts. Approximately 82% of our cash, cash equivalents and marketable securities were held domestically as of September 30, 2005.
Future Capital Requirements and Funding Sources
We do not expect that our operations will generate cash on a sustainable basis until our pre-tax income exceeds the amount of net non-cash income items, which have been driven primarily by our pension credit. Our pension credit was $973 million, $1.1 billion and $1.1 billion during the fiscal years ended September 30, 2005, 2004 and 2003, respectively. Our cash requirements during the next few years are primarily related to funding our operations, retiree health care obligations, capital expenditures, debt obligations and related interest and other matters discussed below. Our 7.25% notes of $368 million mature during the fourth quarter of fiscal 2006. Our 8% convertible securities of $501 million are redeemable at the option of the holder on August 2, 2007. We have the right to redeem the 8% convertible securities after August 14, 2006 through cash, shares of our common stock or a combination of both.
We believe our cash and cash equivalents of $2.4 billion and marketable securities of $2.5 billion as of September 30, 2005 are sufficient to fund our cash requirements for fiscal 2006 as well as the following few years. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If sources of liquidity are not available or if we cannot generate sufficient cash flow from operations, we might be required to obtain additional sources of funds through additional operating improvements, capital market transactions, asset sales or financing from third parties, or a combination thereof. We cannot provide assurance that these additional sources of funds will be available or, if available, would have reasonable terms.
The expected remaining cash requirements for our restructuring program is $147 million. These future cash requirements are primarily for lease obligations over the remaining lease terms, net of sublease rental income of $125 million. The cash requirements could increase in the future if we do not receive this expected sublease income.

We currently do not expect to make contributions to our qualified U.S. pension plans through fiscal 2007. We are unable to provide an estimate of future funding requirements beyond fiscal 2007 for our U.S. pension plans. Based on our actuarial projections and current law, we believe it is unlikely that any required contributions would have a material effect on our liquidity during fiscal 2008 through fiscal 2010. Several legislative changes were recently proposed that would impact U.S. pension plans, if adopted. These proposals would alter the manner in which liabilities and asset values are determined for the purpose of calculating required pension contributions and the timing and manner in which required contributions to under funded pension plans would be made. The proposals are progressing, however, many details need to be specified, and the proposals then approved by Congress. The funding requirements for our U.S. pension plans could be significantly affected by these proposed changes, if they are adopted.
Annual contributions to our non-qualified and non-U.S. pension plans are expected to be approximately $60 million in each of the next five fiscal years.
We currently provide retiree health care benefits for our retirees in the United States, including 46,000 management retirees and 68,000 formerly represented retirees as well as an additional 68,000 dependents of retirees. The obligations and plan assets for management and formerly represented retirees are accounted for separately. Historically, retiree health care benefits were funded through plan assets set aside in trusts and transfers of excess pension assets. There are currently no plan assets available in these trusts to fund the obligations of the management retirees. There are approximately $550 million of assets in trusts that are available to fund the obligations of the formerly represented retirees as of September 30, 2005, including approximately $400 million of plan assets that were set aside in a welfare benefits trust during fiscal 2005.
We are permitted to transfer pension plan assets that are in excess of 125% of pension plan obligations under Section 420 of the Internal Revenue Code to fund annual retiree health care benefits. Our cumulative Section 420 transfers during the past several years were $1.9 billion, although no transfers were made within the management retiree plan since fiscal 2002 or within the formerly represented retiree plan since fiscal 2003. If a Section 420 transfer is made, we are required to maintain a certain level of cost per participant for a period of five years beginning with the year of transfer. As a result, although these excess pension asset transfers can help fund retiree health care benefits, they limit the ability to implement cost reductions in the future.
Together with our unions, we are seeking legislative changes to allow an employer to fund more than one year’s retiree health care benefits through a Section 420 transfer and permit the terms of an enforceable collective bargaining agreement to serve as an alternative to the maintenance of cost requirements described above. There were approximately $1.6 billion of pension plan assets that would be eligible for Section 420 transfers in our formerly represented retiree plan as of the January 1, 2005 valuation date. The next valuation date will be January 1, 2006. The funding levels for our management retiree pension plans were below the required thresholds that would allow for Section 420 transfers. If we are successful in obtaining the legislative changes, we believe that a majority of our funding requirements for formerly represented retirees could be addressed through Section 420 transfers based on current actuarial assumptions. However, no assurances can be given that we will be successful in these efforts or that other legislative changes will not be adopted that will adversely affect the amount of pension plan assets that would be available for Section 420 transfers.
If the legislative changes that we are seeking are not obtained by September 1, 2006, our obligation to fund a $400 million trust for represented retiree health care by 2012 will terminate, and we can change the level of the subsidy for represented retiree health care at our sole discretion beginning January 1, 2007, subject to the maintenance of cost requirements that expire on September 30, 2007.

Our expected cash requirements for funding retiree health care benefits and other postretirement benefits are expected to be $254 million during fiscal 2006. These cash requirements are expected to increase to $431 million, $526 million, $502 million and $474 million during the next four consecutive fiscal years due to the depletion of plan assets held in trusts. These amounts exclude potential Section 420 transfers, but include the expected annual Medicare Part D subsidies of approximately $50 million in fiscal 2007 and $80 million annually thereafter. These expected funding requirements are subject to change.
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
Contractual obligations

	Payments due during the years ending September 30,
			2007 and	2009 and	2011 and
(in millions)	Total	2006	2008	2010	thereafter

Long-term debt (a)	$ 5,464	$ 368	$ 501	$ 202	$ 4,393
Interest on long-term debt (a)	3,928	317	541	478	2,592
Operating leases (b)	868	156	215	152	345
Unconditional purchase obligations (c)	662	615	39	8	-

Total (d) (e)	$10,922	$1,456	$1,296	$ 840	$ 7,330

(a)	The long-term debt principal amounts exclude $30 million of fair value basis adjustments and unamortized discounts. Refer to Note 8 to our consolidated financial statements for additional information related to long-term debt and convertible securities, including early redemption features.

(b)	The contractual obligations under operating leases exclude approximately $192 million of potential lease obligations that were assigned to Avaya, Agere and other entities for which we remain secondarily liable. The operating lease obligations for facilities reserved under our restructuring program of approximately $215 million are included in the table.

(c)	Unconditional purchase obligations include all commitments to purchase goods or services that are noncancelable or would impose a penalty if the agreements were cancelled prior to expiration. In these situations, the amount of the penalty was included in the “2006” column in the table above. Amounts exclude obligations included in accounts payable as of September 30, 2005.

(d)	Certain other long-term liabilities of $878 million are excluded in the above table because they do not represent contractual obligations as defined by the SEC’s rules. These liabilities are primarily contingencies related to tax, litigation and insurance matters, long-term employee compensation and non-cash items, such as minority interests and deferred income. The estimated future cash payments for these items are expected to be $317 million during fiscal years 2007 through 2008, $115 million during fiscal years 2009 through 2010, and $126 million during 2011 and thereafter. Other long-term liabilities related to facility reserves in connection with our restructuring plans are included in the operating leases caption.

(e)	Obligations related to pensions, postretirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 9 to our consolidated financial statements and the above discussion for a summary of our expected contributions to these plans.

Other commercial commitments

	Amounts expiring during the years ending September 30,
			2007 and	2009 and	2011 and
(in millions)	Total	2006	2008	2010	thereafter

Letters of credit (a)	$ 269	$ 231	$ 23	$ -	$ 15
Undrawn customer commitments	6	-	-	6	-

Total	$ 275	$ 231	$ 23	$ 6	$ 15

(a)	Refer to Note 12 to our consolidated financial statements for further information.
Customer Financing Commitments
We may provide or commit to additional customer financings on a limited basis. We are focusing on the larger service providers that typically have less demand for such financing. We carefully review requests for customer financing on a case-by-case basis. Such reviews assess the credit quality of the individual borrowers, their respective business plans and market conditions. We also assess our ability to sell or transfer the undrawn commitments and drawn borrowings to unrelated third parties. Our net exposure for customer financing commitments was not material as of September 30, 2005. Refer to Note 12 of our consolidated financial statements for additional information.
Credit Ratings
Our credit ratings are below investment grade. Any credit downgrade affects our ability to enter into and maintain certain contracts on favorable terms and increases our cost of borrowing. Our credit ratings as of December 14, 2005, are as follows:

Liability to
subsidiary
		8.00%	trust issuing
	Long-term	convertible	preferred
Rating Agency	debt	securities	securities	Last change

Standard & Poor’s (a)	B	CCC+	CCC	Upgraded March 10, 2004
Moody’s (a)	B1	B3	B3	Upgraded May 16, 2005
Fitch (b)	BB-	B	B	Upgraded October 26, 2005

(a)	Ratings outlook is positive.
(b)	Rating outlook is stable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in foreign currency exchange rates, interest rates and equity prices. We manage our exposure to risk from changing exchange rates and interest rates through the use of derivative financial instruments, coupled with other strategies. Our risk management objective is to minimize the effects of volatility on our cash flows by identifying the assets, liabilities or forecasted transactions exposed to these risks and hedging them. Hedges may be achieved either by forward or option contracts, by swap derivatives or by terms embedded into certain contracts that affect the ultimate amount of cash flows under the contract. The gains and losses on these exposures are generally offset by reciprocal changes in the value of the hedging instruments when used because there is a high correlation between the hedging instruments and the underlying exposures. We use derivative financial instruments as risk management tools and not for trading or speculative purposes. Generally, price risk on equity holdings is not hedged.
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
Our primary net foreign currency exposures included the euro, Brazilian real, Japanese yen, Mexican peso and Chinese yuan. The fair value of foreign exchange contracts is subject to changes in foreign currency exchange rates.
We use the Monte Carlo simulation model to calculate VAR. This model estimates the potential loss in fair value of foreign currency forwards and options over a defined period of time within a certain confidence level by randomly generating different foreign currency exchange rates repeatedly and then applying those exchange rates to our outstanding forwards and options. As a result of our foreign currency VAR calculations, we estimated with 95 percent confidence that the fair value of our foreign currency derivatives would not decline by more than $9 million and $12 million over a quarterly period during fiscal 2005 and 2004, respectively. Consistent with the nature of the economic hedge, any changes in the value of the forwards and options would be offset by reciprocal changes in the underlying exposure.
Interest Rate Risk
We are exposed to various forms of interest rate risk. Refer to Note 12 to our consolidated financial statements for further information related to interest rate risk.

The impacts of a sensitivity analysis we performed under a model that assumes a hypothetical 100 basis point increase in interest rates are as follows:

		Hypothetical		Hypothetical
		decrease in fair		decrease in fair
	Fair value as of	value as of	Fair value as of	value as of
	September 30,	September 30,	September 30,	September 30,
(in millions)	2005	2005	2004	2004

Assets:
Short-term marketable securities	$ 357	$ 2	$ 858	$ 4
Long-term marketable securities	2,163	34	636	12
Interest rate swaps	-	-	12	8
Liabilities:
Debt maturing within one year	372	3	1	-
Long-term debt (including liability to subsidiary trust issuing preferred securities)	5,144	303	6,325	424
Interest rate swaps	5	7	-	-
Our sensitivity analysis excludes customer finance notes because a significant portion of the principal balances and related receivables for accrued interest are fully-reserved.
Equity Price Risk
Our investment portfolio includes equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies and venture funds. These securities are exposed to price fluctuations and are generally concentrated in high-technology industries. The carrying values of our available-for-sale equity securities and privately held securities were $2 million and $63 million, respectively, as of September 30, 2005.
We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or our inability to hedge non-marketable equity securities in privately held companies. An adverse movement in equity prices on our available-for-sale equity securities would not have a material impact due to their immaterial carrying values as of September 30, 2005 and 2004. The impact of an adverse movement in equity prices on our holdings in privately held companies cannot be easily quantified, as our ability to realize returns on investments depends on the enterprises’ ability to raise additional capital or derive cash inflows from continuing operations or through liquidity events such as initial public offerings, mergers or private sales.
The process of determining the fair values of our privately held equity investments inherently requires certain assumptions and subjective judgments. These valuation assumptions and judgments include consideration of: (1) the investee’s earnings and cash flow position, cash flow projections, and rate of cash consumption; (2) recent rounds of equity infusions by us and other investors; (3) the strength of the enterprise’s management; and (4) valuation data provided by the enterprise that may be compared with data for peers. Investment impairment charges were $20 million, $22 million and $63 million during fiscal 2005, 2004 and 2003, respectively. Similar charges may be required in the future if declines in the fair value of investments are determined to be other-than-temporary.
We entered into prepaid forward sales agreements for all of our Corning shares received as proceeds from the sale of certain optical fiber operations during fiscal 2003. As a result, we received proceeds of $113 million and locked in $64 million of unrealized appreciation. This gain was recognized during fiscal 2004.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Years ended September 30,
	2005	2004	2003	2002	2001

RESULTS OF OPERATIONS
Revenues	$ 9,441	$ 9,045	$ 8,470	$ 12,321	$ 21,294
Business restructuring	(10)	(20)	(184)	1,490	7,567
Goodwill impairment	-	-	35	826	3,849
Income taxes	(151)	(939)	(233)	4,757	(5,734)
Income (loss) from continuing operations	1,185	2,002	(770)	(11,826)	(14,170)
Earnings (loss) per common share from continuing operations:
Basic	0.27	0.47	(0.29)	(3.51)	(4.18)
Diluted	0.24	0.42	(0.29)	(3.51)	(4.18)
Dividends per common share	-	-	-	-	0.06
FINANCIAL POSITION
Cash, cash equivalents and marketable securities	$ 4,930	$ 4,873	$ 4,507	$ 4,420	$ 2,390
Assets	16,400	16,963	15,911	17,791	33,664
Debt	5,434	5,990	5,980	5,106	4,409
Liabilities	16,025	18,342	19,282	20,845	20,807
8.00% redeemable convertible preferred stock	-	-	868	1,680	1,834
Shareowners’ equity (deficit)	375	(1,379)	(4,239)	(4,734)	11,023

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.
Based on this assessment, management concluded that, as of September 30, 2005, the Company’s internal control over financial reporting is effective based on those criteria.
Our assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein. This report appears on page F-37.

Patricia F. Russo	Frank A. D’Amelio
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareowners of
LUCENT TECHNOLOGIES INC.:
We have completed an integrated audit of Lucent Technologies Inc.’s 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareowners’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Lucent Technologies Inc. and its subsidiaries at September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the Report on Internal Control Over Financial Reporting appearing on page F-36 of the 2005 Annual Report to Shareowners, that the Company maintained effective internal control over financial reporting as of September 30, 2005 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PRICEWATERHOUSECOOPERS LLP
Florham Park, New Jersey
December 14, 2005

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Years ended September 30,
	2005	2004	2003

Revenues:
Products	$ 7,312	$ 7,113	$ 6,630
Services	2,129	1,932	1,840

Total revenues	9,441	9,045	8,470

Costs:
Products	3,760	3,824	4,329
Services	1,557	1,442	1,489

Total costs	5,317	5,266	5,818

Gross margin	4,124	3,779	2,652
Operating expenses:
Selling, general and administrative	1,696	1,296	1,509
Research and development	1,177	1,270	1,488
In-process research and development	-	14	-
Goodwill impairment	-	-	35
Business restructuring	(10)	(20)	(158)

Total operating expenses	2,863	2,560	2,874

Operating income (loss)	1,261	1,219	(222)
Other income (expense), net	114	240	(428)
Interest expense	341	396	353

Income (loss) before income taxes	1,034	1,063	(1,003)
Income tax benefit	(151)	(939)	(233)

Net income (loss)	1,185	2,002	(770)
Conversion and redemption cost – 8% preferred stock	-	(1)	(287)
Preferred stock dividends and accretion	-	12	(103)

Net income (loss) applicable to common shareowners	$ 1,185	$ 2,013	$ (1,160)

Net income (loss) per share applicable to common shareowners:
Basic	$ 0.27	$ 0.47	$ (0.29)
Diluted	$ 0.24	$ 0.42	$ (0.29)
Weighted average number of common shares outstanding:
Basic	4,426	4,258	3,950
Diluted	5,218	5,313	3,950
See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	September 30,	September 30,
	2005	2004

ASSETS
Cash and cash equivalents	$ 2,410	$ 3,379
Marketable securities	357	858
Receivables, net	1,395	1,359
Inventories	731	822
Other current assets	690	1,813

Total current assets	5,583	8,231
Marketable securities	2,163	636
Property, plant and equipment, net	1,295	1,376
Prepaid pension costs	6,010	5,358
Goodwill and other acquired intangibles, net	419	434
Other assets	930	928

Total assets	$ 16,400	$ 16,963

LIABILITIES
Accounts payable	$ 769	$ 872
Payroll and benefit-related liabilities	1,095	1,232
Debt maturing within one year	368	1
Other current liabilities	1,588	2,361

Total current liabilities	3,820	4,466
Postretirement and postemployment benefit liabilities	4,751	4,881
Pension liabilities	1,423	1,874
Long-term debt	5,066	5,989
Other liabilities	965	1,132

Total liabilities	16,025	18,342
Commitments and contingencies

SHAREOWNERS’ EQUITY (DEFICIT)
Preferred stock— par value $1.00 per share; authorized shares: 250; issued and outstanding: none	-	-
Common stock— par value $.01 per share;
Authorized shares: 10,000; 4,457 issued and 4,447 outstanding shares as of September 30, 2005, and 4,396 issued and 4,395 outstanding shares as of September 30, 2004	45	44
Additional paid-in capital	23,513	23,005
Accumulated deficit	(19,608)	(20,793)
Accumulated other comprehensive loss	(3,575)	(3,635)

Total shareowners’ equity (deficit)	375	(1,379)

Total liabilities and shareowners’ equity (deficit)	$ 16,400	$ 16,963

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS’ EQUITY (DEFICIT)
(in millions)

					Accumulated
	Shares of		Additional		Other	Total
	Common	Common	Paid-In	Accumulated	Comprehensive	Shareowners’
	Stock	Stock	Capital	Deficit	Loss	Equity (Deficit)

Balance as of September 30, 2002	3,490	$ 35	$ 20,606	$ (22,025)	$ (3,350)	$ (4,734)
Net loss				(770)		(770)
Minimum pension liability adjustment					(594)	(594)
Foreign currency translation adjustment					135	135
Unrealized holding gains on certain investments					71	71

Comprehensive loss						(1,158)

Issuance of common stock in connection with the exchange of convertible securities and certain other debt obligations	563	6	1,430			1,436
Conversion costs in connection with the exchange of 7.75% trust preferred securities			129			129
Issuance of common stock in connection with the payment of preferred stock dividend	46	1	85			86
Issuance of common stock in connection with contribution to Lucent Technologies Inc. Represented Employees Post-retirement Health Benefits Trust	46		76			76
Issuance of common stock related to employee benefit plans	24		51			51
Preferred stock dividends and accretion			(103)			(103)
Other			(22)			(22)

Balance as of September 30, 2003	4,169	42	22,252	(22,795)	(3,738)	(4,239)

Net income				2,002		2,002
Minimum pension liability adjustment					150	150
Reclassification adjustment for realized gains on investments					(75)	(75)
Foreign currency translation adjustments					34	34
Unrealized holding losses on investments					(6)	(6)

Comprehensive income						2,105

Issuance of common stock in connection with the exchange of certain debt obligations	22		92			92
Issuance of common stock related to employee benefit plans	93	1	291			292
Issuance of common stock in connection with settlement of shareowner lawsuits	33		105			105
Issuance of common stock related to Telica acquisition	78	1	253			254
Preferred stock dividends and accretion			12			12

Balance as of September 30, 2004	4,395	44	23,005	(20,793)	(3,635)	(1,379)

Net income				1,185		1,185
Minimum pension liability adjustment					46	46
Foreign currency translation adjustments					27	27
Unrealized holding losses on investments					(13)	(13)

Comprehensive income						1,245

Issuance of warrants to purchase common stock in connection with settlement of shareowner lawsuits			323			323
Issuance of common stock related to employee benefit plans	48	1	143			144
Issuance of common stock related to Telica acquisition	3		8			8
Other	1		34			34

Balance as of September 30, 2005	4,447	$ 45	$ 23,513	$ (19,608)	$ (3,575)	$ 375

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years ended September 30,
	2005	2004	2003

Operating activities:
Net income (loss)	$ 1,185	$ 2,002	$ (770)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash portion of business restructuring	-	1	(205)
Depreciation and amortization	599	693	978
Recovery of bad debts and customer financings	(69)	(230)	(223)
Deferred income taxes	(84)	(19)	-
Pension credit	(973)	(1,111)	(1,018)
Other adjustments for non-cash items	166	79	672
Changes in operating assets and liabilities:
Receivables	42	200	205
Inventories and contracts in process	50	(59)	747
Accounts payable	(160)	(203)	(257)
Deferred revenue	(65)	80	(146)
Other operating assets and liabilities	26	(799)	(931)

Net cash provided by (used in) operating activities	717	634	(948)

Investing activities:
Capital expenditures	(221)	(157)	(291)
Purchases of marketable securities	(4,950)	(2,091)	(684)
Maturities of marketable securities	939	918	1,529
Sales of marketable securities	2,966	352	-
Proceeds from the sale or disposal of property, plant and equipment	2	63	158
Other investing activities	(4)	46	46

Net cash (used in) provided by investing activities	(1,268)	(869)	758

Financing activities:
Issuance of convertible senior debt	-	-	1,631
Net proceeds of other short-term borrowings	-	2	46
Repayments of long-term debt	(547)	(479)	(535)
Issuance of common stock	126	276	38
Redemptions of preferred stock	-	(21)	(69)
Other financing activities	-	(17)	(60)

Net cash (used in) provided by financing activities	(421)	(239)	1,051
Effect of exchange rate changes on cash and cash equivalents	3	32	66

Net (decrease) increase in cash and cash equivalents	(969)	(442)	927
Cash and cash equivalents at beginning of year	3,379	3,821	2,894

Cash and cash equivalents at end of year	$ 2,410	$ 3,379	$ 3,821

Income tax refunds, net	$ 755	$ 52	$ 109

Interest payments	$ 341	$ 371	$ 336

See Notes to Consolidated Financial Statements.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation
The consolidated financial statements include all majority-owned subsidiaries over which we exercise control. Investments where we exercise significant influence but do not control (generally a 20% to 50% ownership interest), are accounted for under the equity method of accounting. All material intercompany transactions and balances have been eliminated.
Use of Estimates
We are required to make estimates and assumptions that affect amounts reported in the financial statements and footnotes. Actual results could be different from estimated amounts. We believe that the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, pension and postretirement benefits, income taxes, legal contingencies, intangible assets, receivables and customer financing, inventories, business restructuring and warranty. Estimates and assumptions are periodically reviewed, and the effects of any material revisions are reflected in the period that they are determined to be necessary.
Foreign Currency Translation and Transactions
Results of operations and cash flows are translated at average exchange rates and assets and liabilities are translated at end-of-period exchange rates for operations outside the United States that prepare financial statements in currencies other than the U.S. dollar. Translation adjustments are included as a separate component of accumulated other comprehensive loss in shareowners’ equity (deficit). Gains and losses from foreign currency transactions are reflected in other income (expense), net.
Revenue Recognition
Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the amount is fixed or determinable, and collection of the resulting receivable is probable.
Most of our sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of multiple-element arrangements, the application of software revenue recognition rules, contract accounting and the assessment of collectibility.
Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under our control. Revenue is generally recognized when title passes to the customer, which usually is upon delivery of the equipment, provided our installation requirements are expected to be completed within 90 days from equipment delivery and all other revenue recognition criteria are met. Revenue is generally recognized for products sold through multiple distribution channels when the reseller or distributor sells the product to the end user. Services revenue is generally recognized at the time of performance.

Software revenue recognition rules are applied when software is sold on a standalone basis, or when software is embedded with our hardware and the software is considered more than incidental. Software is determined to be more than incidental when it is apparent that it is a significant factor in the customer’s purchasing decision, such as when a transaction also includes software upgrades or enhancements. In multiple-element arrangements, where software is considered more than incidental, fair value of an undelivered element is determined using vendor-specific objective evidence (VSOE). If VSOE cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until such criteria are met or until the last element is delivered.
The percentage-of-completion method of accounting is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. The units-of-delivery method or units-of-work-performed method is used to measure progress on each contract. Revenue and cost estimates are revised periodically based on changes in circumstances. Any expected losses on contracts are recognized immediately upon contract signing or as soon thereafter as identified.
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
Capitalization ceases and amortization of marketed software development costs begins when the product is available for general release to customers. Amortization is recognized as costs included in our gross margin on a product-by-product basis, generally using the straight-line method over a 12- to 18-month period. Unamortized marketed software development costs determined to be in excess of the net realizable value of the product are charged to research and development expense, if such a determination is made prior to the general release to the customer, or to costs thereafter.
Internal Use Software
Direct labor and related overhead costs incurred during the application development stage for developing, purchasing or otherwise acquiring software for internal use are capitalized. These costs are amortized over the estimated useful lives of the software, generally three years. Costs incurred during the preliminary project stage are expensed as incurred.
Stock-Based Compensation
We follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, for our stock-based compensation plans and do not recognize expense for stock option grants if the exercise price is at least equal to the market value of the common stock at the date of grant. Stock-based compensation expense reflected in net income (loss), as reported, includes expense for restricted stock unit awards and option modifications, as well as the amortization of certain acquisition-related deferred compensation expense.

In accordance with Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, the following table summarizes the pro forma effect of stock-based compensation as if the fair value method of accounting for stock options had been applied in measuring compensation cost. No tax benefits were attributed to the stock-based employee compensation expense because a valuation allowance was maintained on substantially all of our net deferred tax assets.

	Years ended September 30,
(in millions, except per share amounts)	2005	2004	2003

Net income (loss), as reported	$ 1,185	$ 2,002	$ (770)
Add: Stock-based employee compensation expense included in net income (loss), as reported	35	16	17
Deduct: Total stock-based employee compensation expense determined under the fair value based method	(267)	(338)	(285)

Pro forma net income (loss)	$ 953	$ 1,680	$ (1,038)

Income (loss) per share applicable to common shareowners:
Basic – as reported	$ 0.27	$ 0.47	$ (0.29)
Diluted – as reported	0.24	0.42	(0.29)
Basic – pro forma	0.22	0.40	(0.36)
Diluted – pro forma	0.20	0.36	(0.36)
During December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share-Based Payment,” requiring all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. The SEC has specified that this standard is effective for annual periods beginning after June 15, 2005, (our first quarter of fiscal 2006) and includes two transition methods. We will use the modified prospective method upon adoption and therefore will not restate our prior-period results. Under the modified prospective method, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Unvested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123 except that amounts must be recognized in the income statement. The unrecognized compensation expense associated with unvested stock options was approximately $100 million as of September 30, 2005, which will be amortized over a weighted average period of approximately 1.5 years. Our fiscal 2006 results are expected to include approximately $100 million of additional compensation expense as a result of the adoption of SFAS 123R. Future compensation expense will be impacted by various factors, including the number of awards granted and their related fair value at the date of grant.
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

	2005	2004	2003

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	82.0%	90.2%	95.1%
Risk-free interest rate	3.5%	2.6%	2.2%
Expected holding period (in years)	3.8	3.2	3.0
Weighted average fair value of options granted	$ 2.34	$ 1.83	$ 0.87
Refer to Note 10 for further information regarding our stock-based compensation plans.

Cash and Cash Equivalents
All highly liquid investments with original maturities of three months or less are considered cash equivalents. These primarily consist of money market funds and, to a lesser extent, time deposits and commercial paper. Cash held as collateral or escrowed for contingent liabilities is included in other current and non-current assets based on the expected release of the underlying obligation.
Marketable Securities
Our marketable securities consist of debt securities that are designated as available-for-sale and recorded at fair value. Unrealized holding gains or losses are reported as a component of accumulated other comprehensive loss. Realized gains or losses resulting from the sale of these securities are determined based on the specific identification of the securities sold. Marketable securities with original maturities greater than three months and less than one year are classified as short-term; otherwise they are classified as long-term.
An impairment charge is recognized when the decline in the fair value of a security below the amortized cost basis is determined to be other-than-temporary. We consider various factors in determining whether to recognize an impairment charge, including the duration and severity of any decline in fair value below our amortized cost basis, any adverse changes in the financial condition of the issuers’ and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.
Inventories
Inventories are stated at the lower of cost (which approximates cost determined on a first-in, first-out basis) or market. Excess and obsolete inventory reserves are generally determined by future demand forecasts.
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
Goodwill and Other Acquired Intangible Assets
Goodwill is tested for impairment in the fourth quarter of each fiscal year or more often if an event or circumstances indicate that an impairment loss has been incurred. An impairment charge is recognized if a reporting unit’s goodwill carrying amount exceeds its implied fair value. Other acquired intangible assets are amortized on a straight-line basis over the periods benefited, primarily over four years. The following table summarizes the changes in the carrying value of goodwill and other acquired intangible assets.

	Goodwill
					Other
					acquired
					intangible
(in millions)	INS	Mobility	Services	Total	assets

As of September 30, 2003	$ 131	$ 16	$ 38	$ 185	$ 3
Acquisition/contingencies	127	11	53	191	60
Impairment/amortization	-	-	-	-	(3)
Other	(1)	(2)	-	(3)	1

As of September 30, 2004	257	25	91	373	61
Amortization	-	-	-	-	(16)
Reclassification/other	(7)	7	1	1	-

As of September 30, 2005	$ 250	$ 32	$ 92	$ 374	$ 45

Other acquired intangible assets were net of accumulated amortization of $64 million and $48 million as of September 30, 2005 and 2004, respectively.
The following table summarizes the estimated future amortization expense of other acquired intangible assets.

(in millions)	Amount
Fiscal Year:
2006	$ 16
2007	15
2008	14

Total	$ 45

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
During fiscal 2001, we committed to and began implementing a restructuring program to realign resources to focus on the large telecommunications service provider market. We assessed our product portfolio and associated R&D and then streamlined the rest of our operations to support those reassessments. We eliminated some marginally profitable or non-strategic product lines, merged certain technology platforms, consolidated development activities, eliminated management positions and many duplications in marketing functions and programs, centralized our sales support functions, and sold or leased certain of our manufacturing facilities and made greater use of contract manufacturers. We sold or disposed of the assets related to the eliminated product lines, closed facilities and reduced the employee workforce on a global basis. The net business restructuring charges were $2.3 billion and $11.4 billion during fiscal 2002 and 2001, respectively.

We have completed the restructuring actions but continue to evaluate the remaining restructuring reserves at the end of each reporting period. Most of the remaining reserve requirements are related to leases on exited facilities as of September 30, 2005. Additional charges or reversals may be required if the expected amount of sublease rental income changes in the future or if other circumstances change.
All reportable segments, sales and marketing, and general corporate functions participated in these actions, however the initial charges or subsequent revisions to the reserves were excluded from their results and were reported separately. The following table summarizes the net charges or reversals under our restructuring program.

	Years ended September 30,
(in millions)	2005	2004	2003

Restructuring costs	$ (10)	$ (20)	$ (64)
Asset write-downs	-	1	(120)
Business dispositions	-	(1)	-
Impairment of goodwill and other acquired intangible assets	-	-	35

Net reversals	$ (10)	$ (20)	$ (149)

Reflected in:
Costs	$ -	$ -	$ (26)
Operating expenses	(10)	(20)	(158)
Impairment of goodwill	-	-	35

Net reversals	$ (10)	$ (20)	$ (149)

Restructuring Costs
The following table summarizes the components of restructuring costs and related reserve activity.

	Employee	Contract	Facility
(in millions)	separations	settlements	closings	Other	Total

Restructuring reserve as of September 30, 2002	$ 367	$ 150	$ 483	$ 69	$ 1,069

Charges related to current year plans	18	17	-	1	36
Charges related to prior year plans	163	27	54	5	249
Reversals related to prior year plans	(228)	(60)	(37)	(24)	(349)

Total restructuring costs for fiscal 2003	(47)	(16)	17	(18)	(64)
Utilization of reserves	(258)	(100)	(133)	(47)	(538)

Restructuring reserve as of September 30, 2003	62	34	367	4	467

Charges related to prior year plans	-	-	44	-	44
Reversals related to prior year plans	(14)	(15)	(32)	(3)	(64)

Total restructuring costs for fiscal 2004	(14)	(15)	12	(3)	(20)
Utilization of reserves	(38)	(11)	(177)	(1)	(227)

Restructuring reserve as of September 30, 2004	10	8	202	-	220

Charges related to prior year plans	1	-	16	-	17
Reversals related to prior year plans	(6)	(2)	(19)	-	(27)

Total restructuring costs for fiscal 2005	(5)	(2)	(3)	-	(10)
Utilization of reserves	(4)	(5)	(54)	-	(63)

Restructuring reserve as of September 30, 2005	$ 1	$ 1	$ 145	$ -	$ 147

Employee Separations
There were approximately 53,600 employee separations associated with employee separation charges from fiscal 2001 through fiscal 2003. Substantially all of the employee separations were completed as of September 30, 2003.
The fiscal 2003 charges for new plans were for approximately 200 employee separations associated with the discontinuance of the TMX Multi-Service Switching and Spring Tide product lines in the INS segment.
The fiscal 2005, 2004 and 2003 revisions to prior-year plans were due to actual termination benefits and curtailment costs being lower than the estimated amounts as a result of certain differences in assumed demographics, including the age, service lives and salaries of the separated employees. Fiscal 2003 also included a reversal of approximately 900 employee separations due to higher than expected attrition rates. Components of the fiscal 2003 net reversal included non-cash reversals for pension and postretirement termination benefits to certain former U.S. employees funded through our pension assets, as well as pension, postretirement and postemployment benefit curtailments.
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
Revisions to prior-year plans were due to the impact of changes in estimated facility closing costs, including additional space consolidation, expected sublease rental income on certain properties resulting from changes in the commercial real estate market and early termination of certain lease obligations.
The facility closings charges, since the inception of our plan, were net of expected sublease rental income of $377 million. This expected sublease rental income was subsequently reduced by $226 million, including $3 million, $105 million and $55 million during fiscal 2005, 2004 and 2003, respectively. The remaining reserve as of September 30, 2005 of $145 million is expected to be paid over the remaining lease terms ranging from several months to over 10 years, and is reflected net of expected sublease income of $125 million. We have received commitments for approximately $36 million of this expected sublease rental income as of September 30, 2005. Additional charges may be required in the future if the expected sublease income is not realized.
Utilization of Business Restructuring Reserves

	Years ended September 30,
	2005	2004	2003
(in millions)
Cash payments	$ (69)	$ (227)	$ (629)
Net pension and postretirement termination benefits to certain former U.S. employees to be funded through our pension assets	-	-	33
Net pension and postretirement benefit curtailments	-	-	44
Net postemployment benefit curtailments	-	-	41
Other	6	-	(27)

Utilization of reserves	$ (63)	$ (227)	$ (538)

Asset Write-downs
The following table summarizes the components of asset write-downs.

		Property, plant
(in millions)	Inventory	and equipment	Other	Total

Charges related to current-year plans	$ 3	$ 2	$ -	$ 5
Charges related to prior-year plans	26	24	-	50
Reversals related to prior-year plans	(55)	(113)	(7)	(175)

Fiscal 2003 asset write-downs	$ (26)	$ (87)	$ (7)	$ (120)

Fiscal 2004 asset write-downs	$ -	$ -	$ 1	$ 1

Significant asset write-downs were required as a result of our restructuring actions, including the elimination of product lines, the sale or lease of certain manufacturing operations, the exit of certain facilities and the elimination of certain management positions. The realization of each asset affected by the restructuring actions was assessed and written down to a new cost basis if required, based on estimated future cash flows.
Inventory charges included an estimate of amounts related to products rationalized or discontinued that were not required to fulfill existing customer obligations. Additional inventory charges or reserve reductions were recognized if the fulfillment of those customer obligations was different from amounts estimated. In addition, reversals related to property, plant and equipment were recognized due to changes in the original plans for certain owned facility closings.
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
3. BUSINESS ACQUISITIONS
On August 20, 2004, we acquired 100 percent of the outstanding equity of Telica. Telica provides voice over Internet Protocol (VoIP) communications switching equipment that enables service providers to deliver enhanced and traditional voice services over Internet protocol and legacy networks. The operating results of Telica were included in our consolidated results since the date of acquisition. Pro forma results were not presented because the effect of the acquisition was not material.
The aggregate purchase price of $262 million included approximately 80 million shares of our common stock, valued at $258 million, and options to purchase shares of our common stock. The value of the common shares was determined based on the average market price of our common shares over the two-day period before and after the date of the acquisition agreement. The purchase price included $9 million that was recognized as a current liability because certain Telica shares were not presented for exchange as of September 30, 2004. These shares were tendered in fiscal 2005. An additional nine million shares of our common stock, valued at $29 million, are held in an escrow account for potential general indemnification matters through February 2006. Goodwill will be increased if these common shares are released from escrow.

In addition to the consideration referenced above, a $7 million cash bonus was paid to Telica’s employees. An additional $7 million cash bonus will be provided to employees if certain product development milestones are achieved during the next two years. We have begun to accrue this cost over the milestone period because we expect that the milestones will be achieved.
The purchase price in excess of the estimated fair value of tangible assets acquired was allocated to goodwill ($178 million), identifiable intangible assets ($60 million) and in-process research and development (IPR&D) ($14 million). The identifiable intangible assets were attributed to developed technology that is amortized over its expected useful life of four years. IPR&D represents technology that has not reached technological feasibility and has no alternative future use. The value allocated to IPR&D was determined using an income approach that included an excess earnings analysis reflecting the appropriate cost of capital for each project. These estimated future cash flows considered estimates of revenue, gross margin, operating expenses and income taxes and were consistent with historical pricing, cost and expense levels for similar products. A 33% discount rate was utilized to discount the cash flows based on consideration of our weighted average cost of capital, as well as other factors, including the estimated useful life of each project, the anticipated profitability of each project, the uncertainty of technology advances that were known at the time and the stage of completion of each project.
On February 3, 2003, we purchased the remaining 10% minority interest in AG Communications Systems Corporation for $23 million. This transaction resulted in $3 million of goodwill and $3 million of other acquired intangible assets that related to developed technology.

4.	SUPPLEMENTARY FINANCIAL INFORMATION

	Years ended September 30,
(in millions)	2005	2004	2003

Supplementary Statement of Operations Information:
Depreciation of property, plant and equipment	$ 230	$ 284	$ 559
Amortization of software development costs	342	376	393
Amortization of other acquired intangible assets	16	3	15
Other amortization	11	30	11

Depreciation and amortization	$ 599	$ 693	$ 978

Legal settlements	$ (65)	$ (84)	$ (401)
SEC settlement	-	(25)	-
Interest income on tax refunds and settlements	88	135	16
Interest income	121	89	86
Minority interest	(30)	(6)	(10)
Other-than-temporary write-down of investments	(20)	(22)	(63)
Gain (loss) on sale of investments	1	75	(10)
Gain on sale of businesses, net	-	-	49
Loss on extinguishment of convertible securities and debt, net	(11)	(7)	(97)
Other, net	30	85	2

Other income (expense), net	$ 114	$ 240	$ (428)

	September 30,
(in millions)	2005	2004

Supplementary Balance Sheet Information:
Completed goods	$593	$ 604
Work in process	42	49
Raw materials	96	169

Inventories	$731	$ 822

Contracts in process, gross	$ 6,240	$ 3,696
Less: progress billings	6,252	3,798

Contracts in process	$ (12)	$ (102)

Costs and recognized income not yet billed	$208	$ 106
Billings in excess of costs and recognized income	(220)	(208)

Contracts in process	$ (12)	$ (102)

Land and improvements	$75	$76
Buildings and improvements	1,495	1,505
Machinery, electronic and other equipment	2,097	2,223

Property, plant and equipment, gross	3,667	3,804
Less: accumulated depreciation	2,372	2,428

Property, plant and equipment, net	$ 1,295	$ 1,376

Income tax receivables, including related interest	$85	$868
Non-trade receivables	117	360
Deferred income taxes	237	197
Prepaid expenses	206	187
Restricted cash	41	148
Other	4	53

Other current assets	$690	$ 1,813

Marketed software	$254	$ 284
Internal use software	120	142
Restricted cash	137	125
Deferred income taxes	78	-
Investments	65	77
Non-trade receivables	20	62
Retainage receivables	8	16
Other	248	222

Other assets	$930	$ 928

Deferred revenue	$529	$ 593
Shareholder lawsuit settlement	-	572
Warranty	188	221
Contracts in process	12	102
Business restructuring	44	88
Other	815	785

Other current liabilities	$ 1,588	$ 2,361

Deferred income taxes	$205	$ 178
Deferred compensation	112	155
Business restructuring	102	122
Environmental	72	83
Warranty	69	76
Minority interest	63	35
Other, including contingencies	342	483

Other liabilities	$965	$ 1,132

	Years ended September 30,
(in millions)	2005	2004	2003

Valuation and Qualifying Accounts
Allowance for uncollectible accounts receivable:
Allowance at beginning of year	$ 110	$ 246	$ 325
Recoveries, net	(18)	(42)	(67)
Other account transfers	11	7	134
Write-offs	(19)	(101)	(146)

Allowance at end of year	$ 84	$ 110	$ 246

Inventory valuation reserves:
Reserve at beginning of year	$ 710	$ 980	$ 1,490
Charges	71	21	56
Other account transfers	20	(36)	109
Write-offs	(89)	(255)	(675)

Reserve at end of year	$ 712	$ 710	$ 980

5.	EARNINGS (LOSS) PER COMMON SHARE
Basic EPS is calculated by dividing net income (loss) applicable to common shareowners by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated by dividing net income (loss) applicable to common shareowners, adjusted to exclude preferred dividends and accretion, conversion costs, redemption costs and interest expense related to the potentially dilutive securities, by the weighted average number of common shares outstanding during the period, plus any additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.
The following table summarizes the computation of basic and diluted EPS. Due to the net loss incurred in fiscal 2003, the diluted loss per share was the same as basic because any potentially dilutive securities would have reduced the loss per share.

	Years ended September 30,
(in millions, except per share amounts)	2005	2004	2003

Net income (loss)	$ 1,185	$ 2,002	$ (770)
Conversion and redemption cost – 8.00% convertible securities	-	(1)	(287)
Preferred stock dividends and accretion	-	12	(103)

Net income (loss) applicable to common shareowners – basic	1,185	2,013	(1,160)
Adjustment for dilutive securities on net income (loss):
Interest expense related to convertible securities	86	200	-

Net income (loss) applicable to common shareowners – diluted	$ 1,271	$ 2,213	$ (1,160)

Weighted average shares outstanding – basic	4,426	4,258	3,950
Effect of dilutive securities:
Stock options	60	72	-
Warrants	15	-	-
2.75% convertible securities	542	496	-
8.00% convertible securities	167	249	-
7.75% convertible securities	8	238	-

Weighted average shares outstanding – diluted	5,218	5,313	3,950

EPS:
Basic	$ 0.27	$ 0.47	$ (0.29)
Diluted	0.24	0.42	(0.29)

The following table summarizes the potential shares of common stock that were excluded from the diluted per share calculation, because the effect of including these potential shares was antidilutive.

	Years ended September 30,
(in millions)	2005	2004	2003

8.00% convertible securities	70	3	685
7.75% convertible securities	228	-	273
2.75% convertible securities	-	-	326
Stock options	-	-	14

Potentially dilutive shares	298	3	1,298

Stock options excluded from the diluted per share calculation because the exercise price was greater than the average market price of the common shares	297	252	300

The calculation of dilutive or potentially dilutive common shares related to our convertible securities considers the conversion features or redemption features, whichever are more dilutive. Redemption features are only considered if we have the right to settle redemption requests through the issuance of our common stock, as in the case of our 2.75% and 8.00% convertible securities. In this case, the “if redeemed” calculations are based upon the 12-month average price of our common stock and the weighted average number of the respective securities outstanding during the periods presented. The dilutive effect of our convertible securities may fluctuate from period to period as a result of the as reported net income levels and the average market price of our common stock.
In September 2004, the FASB’s Emerging Issues Task Force (EITF) finalized EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. As a result, beginning in the first quarter of fiscal 2005, the conversion features related to our 2.75% convertible securities are always considered in the diluted EPS calculation and are used unless the “if redeemed” calculation is more dilutive. The impact of EITF 04-8 did not materially affect our diluted EPS calculations and would not have changed our quarterly or annual fiscal 2004 diluted EPS.
6. ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss are summarized below. Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

	Foreign	Change in net	Minimum	Total accumulated
	currency	unrealized holding	pension	other
	translation	gains / losses on	liability	comprehensive
(in millions)	adjustment	investments	adjustment	loss

Balance as of September 30, 2002	$ (413)	$ 4	$ (2,941)	$ (3,350)
Current-period change	135	71	(594)	(388)

Balance as of September 30, 2003	(278)	75	(3,535)	(3,738)
Current-period change	34	(81)	150	103

Balance as of September 30, 2004	(244)	(6)	(3,385)	(3,635)
Current-period change	27	(13)	46	60

Balance as of September 30, 2005	$ (217)	$ (19)	$ (3,339)	$ (3,575)

7. INCOME TAXES
The following table summarizes the U.S. and non-U.S. components of income (loss) before income taxes and the provision (benefit) for income taxes.

	Years ended September 30,
	2005	2004	2003
(in millions)
Income (loss) before income taxes:
U.S.	$ 742	$ 985	$ (1,048)
Non-U.S.	292	78	45

Income (loss) before income taxes	$ 1,034	$ 1,063	$ (1,003)

Benefit for income taxes:
Current:
Federal	$ (117)	$ (967)	$ (309)
State and local	(21)	(10)	4
Non-U.S.	71	57	72

Subtotal	(67)	(920)	(233)

Deferred:
Non-U.S.	(84)	(19)	-

Subtotal	(84)	(19)	-

Benefit for income taxes	$ (151)	$ (939)	$ (233)

The following table summarizes the principal elements of the difference between the effective tax (benefit) rate and the U.S. federal statutory income tax (benefit) rate.

	Years ended September 30,
	2005	2004	2003
(in millions)
Provision (benefit) for income taxes at 35% statutory rate	$ 362	$ 372	$ (351)
State and local income tax (benefit), net of federal income tax effect	21	33	(36)
Foreign earnings taxed at different rates	(16)	(24)	84
Conversions of 7.75% trust preferred securities	-	-	45
Tax audit-related adjustments	(130)	(142)	(77)
Medicare Part D subsidy	(24)	(6)	-
Other differences, net	(7)	16	(27)
Change in valuation allowance	(357)	(1,188)	129

Benefit for income taxes	$ (151)	$ (939)	$ (233)

Effective income tax (benefit) rate	(14.6)%	(88.4)%	(23.2)%

The following table summarizes the change in the valuation allowance.

	September 30,
	2005	2004	2003
(in millions)
Valuation allowance at beginning of year	$ 8,027	$ 10,021	$ 9,989
Charged (credited) to expense	(357)	(1,188)	129
Charged (credited) to other comprehensive loss	(13)	(29)	205
Write-offs	(359)	(756)	(302)
Acquisitions and other	-	(21)	-

Valuation allowance at end of year	$ 7,298	$ 8,027	$ 10,021

The following table summarizes the components of deferred income tax assets and liabilities.

	September 30,
(in millions)	2005	2004

Bad debt and customer financing reserves	$ 60	$ 98
Inventory reserves	192	216
Business restructuring reserves	58	86
Pension and postretirement benefits	2,498	2,653
Other employee benefits	300	440
Other reserves	384	702
Net operating loss/credit carryforwards	6,368	6,140
Valuation allowance	(7,298)	(8,027)

Deferred tax assets	$ 2,562	$ 2,308

Pension benefits	$ 2,357	$ 2,102
Other, including depreciation and amortization	101	187

Deferred tax liabilities	$ 2,458	$ 2,289

Net deferred tax assets	$ 104	$ 19

Included in:
Other current assets	$ 237	$ 197
Other non-current assets	78	-
Other current liabilities	(6)	-
Other non-current liabilities	(205)	(178)

Total	$ 104	$ 19

The following table summarizes carryforwards of losses (tax-effected) and tax credits.

(in millions)	Amount	Expiration

Federal net operating losses	$ 3,537	2022 to 2025
State net operating losses	879	2006 to 2025
Capital losses	214	2007 to 2009
Foreign net operating losses/credits	528	2006 to indefinite
Foreign tax credits	219	2010
Research credits	778	2017 to 2022
State credits (various)	213	2007 to 2018

Total as of September 30, 2005	$ 6,368

The write-off of carryforwards includes the impact of the expiration of certain net operating loss and tax credit carryforwards, the repatriation of non-U.S. earnings to the U.S. and audit-related and other adjustments that reduced the net operating loss carryforwards during the respective periods.
The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carry-back or carry-forward periods under the tax law for each tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of the deferred tax assets:

•	Future taxable income exclusive of reversing temporary differences and carry-forwards
•	Future reversals of existing taxable temporary differences
•	Taxable income in prior carry-back years
•	Tax planning strategies

We have not relied upon future taxable income exclusive of temporary differences and carryforwards for the realization of U.S. deferred tax assets during recent periods. Reliance on this source is difficult when there is negative evidence such as cumulative losses in recent years, even if income is reported in the current period. Although profits were generated in recent periods, a substantial amount of the profits were generated from a pension credit that is not currently taxable and from non-U.S. sources. As a result, we concluded that there was not sufficient positive evidence to enable us to conclude that it was more likely than not that the net U.S. deferred tax assets would be realized. Therefore, we have maintained a valuation allowance on our net U.S. deferred tax assets as of September 30, 2005 and 2004.
We have assumed that all of our deferred tax liabilities will generate taxable income or reduce potential tax deductions. Most of these deferred tax liabilities are related to prepaid pension costs that result primarily from pension credits that are not currently taxable.
During the fourth quarter of fiscal 2003, we filed a net operating loss carryback claim related to the carryback of our fiscal year 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T consolidated group. We reached a tentative agreement with the Internal Revenue Service (IRS) on September 1, 2004 that allowed for a tax refund of $816 million (plus statutory interest to the date of payment), subject to approval by the Congressional Joint Committee on Taxation. The tax benefit related to the claim was not recognized at that time or prior to that time, because it was related to a complex matter and there was no assurance that approval from the Joint Committee would be obtained. On November 8, 2004, we received written confirmation from the IRS that the Joint Committee approved our tentative agreement with the IRS and that our agreement with the IRS was final. We were required to reassess the realization of our net operating loss carryforwards as of September 30, 2004, because the Joint Committee’s final approval was received prior to the issuance of our consolidated financial statements. As a result, we recognized an $816 million income tax benefit from the reversal of valuation allowances due to the realization of deferred tax assets and interest income of $45 million during the fourth quarter of fiscal 2004. This refund plus additional interest was received during fiscal 2005.
We have not provided for U.S. deferred income taxes or foreign withholding taxes on undistributed earnings of $536 million of our non-U.S. subsidiaries, since these earnings are intended to be reinvested indefinitely. As a result of our U.S. net operating loss carryforwards and valuation allowance, the amount of additional taxes that might be payable on such undistributed earnings is not expected to be significant. However, if significant changes to our net operating loss carryforwards and valuation allowance occur in the future, the amount of additional taxes on undistributed earnings could be significant. As a result, it is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.
We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may record incremental tax expense based upon the probable outcomes of such matters. In addition, we adjust the previously reported tax expense to reflect the expected results of these examinations. The net income tax benefit recognized as a result of the expected favorable resolution of certain tax audit matters were $130 million, $142 million and $77 million during fiscal 2005, 2004 and 2003, respectively.

8. DEBT OBLIGATIONS AND EARLY EXTINGUISHMENT OF DEBT
The following table summarizes components of long-term debt obligations.

	September 30,
	2005	2004
(in millions)
7.25% notes due July 15, 2006	$ 368	$ 450
8% convertible securities redeemable on August 2, 2007	501	817
5.50% notes due November 15, 2008	202	291
7.75% convertible securities due March 15, 2017	1,102	1,152
2.75% Series A convertible debentures due June 15, 2023	750	750
2.75% Series B convertible debentures due June 15, 2025	881	881
6.50% debentures due January 15, 2028	300	300
6.45% debentures due March 15, 2029	1,360	1,360
Unamortized discount	(28)	(30)
Fair value basis adjustment attributable to hedged debt obligations	(3)	17
Other	1	2

Subtotal long-term debt	5,434	5,990
Amounts maturing within one year	(368)	(1)

Long-term debt	$ 5,066	$ 5,989

The maturities of debt as of September 30, 2005 for the next successive five fiscal years and thereafter were $368 million in 2006, $501 million in 2007, none in 2008, $202 million in 2009, none in 2010 and $4.4 billion thereafter, after considering redemption features at the option of the holder of the 8% convertible securities.
2.75% Series A and B Convertible Debentures
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

The following table summarizes the specific terms of these securities.

	Series A	Series B

Amount	$ 750,000,000	$ 881,000,000
Conversion ratio of common share per debenture	299.4012	320.5128
Initial conversion price	$ 3.34	$ 3.12
Redemption periods at our option:
Provisional redemption periods	June 20, 2008 through	June 20, 2009 through
	June 19, 2010	June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025
7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)
During fiscal 2002, Lucent Technologies Capital Trust I (“the Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of $1.75 billion. The Trust used the proceeds to purchase our 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. We own all of the common securities of the Trust and as a result previously consolidated the Trust.
Upon review of the provisions of FIN 46(R) during the second quarter of fiscal 2004, we determined that the holders of the trust preferred securities were the primary beneficiaries of the Trust. As a result, we de-consolidated the Trust and reflected our obligation to the Trust in long-term debt. The effect of this change had no effect on our reported liabilities or results of operations. We continue to be obligated to repay the debentures held by the Trust and guarantee repayment of the preferred securities issued by the Trust.
We may redeem the debentures, in whole or in part, for cash at premiums ranging from 103.88% beginning March 20, 2007, to 100.00% on March 20, 2012 and thereafter. To the extent we redeem debentures, the Trust is required to redeem a corresponding amount of trust preferred securities. We have irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent we make payments on the debentures to the Trust.
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

Conversion ratio of common shares per security	206.6116
Conversion price	$ 4.84
Redemption period at our option	After March 19, 2007
Maturity date	March 15, 2017
8% Convertible Securities
The following table summarizes the terms of this security.

Conversion ratio of common shares per security	168.3502
Conversion price	$ 5.94
Redemption period at our option	After August 14, 2006
Redemption dates at the option of the holder	On August 2, 2007, 2010 and 2016
Mandatory redemption date	August 1, 2031

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
Early Extinguishment of Convertible Securities and Debt Obligations
The following table summarizes the impact of the retirement of convertible securities and certain debt obligations through exchanges of our common stock and cash.

	Years ended September 30,
	2005	2004	2003
(in millions)
8% convertible securities	$ 316	$ 58	$ 835
7.75% convertible securities	50	-	598

Total convertible securities	366	58	1,433
Other debt obligations	170	274	519

Total convertible securities and debt extinguished	$ 536	$ 332	$ 1,952

Shares of our common stock exchanged	-	22	563

Cash used for early extinguishments	$ 547	$ 249	$ 487

8% convertible securities – conversion/redemption costs	$ (9)	$ (4)	$ (287)
7.75% convertible securities – conversion costs	3	-	(129)
Debt obligations – gains (losses)	(5)	(4)	32

Impact on net income (loss) applicable to common shareowners	$ (11)	$ (8)	$ (384)

Conversion costs were recognized in amounts equal to the fair value of the additional common shares issued to the holders of each respective preferred security to prompt the exchange over the number of shares of common stock obligated to be issued pursuant to the original conversion terms of the security.

9.	EMPLOYEE BENEFIT PLANS
We maintain defined benefit pension plans covering the majority of employees and retirees, as well as postretirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to our defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from our traditional program to our cash balance program. Additionally, employees covered by the cash balance program are not eligible to receive company-paid postretirement health and group life coverage. U.S. management employees with less than 15 years of service as of June 30, 2001, are not eligible to receive postretirement group life and health care benefits. We also maintain defined benefit pension plans in 14 countries outside the U.S. that comprise approximately 2% of our pension plan assets and 3% of our pension plan obligations as of September 30, 2005.

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our pension and postretirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were September 30, 2005 and 2004.

			Postretirement
	Pension benefits		benefits
	September 30,		September 30,
	2005	2004	2005	2004
(in millions)
Change in benefit obligation:
Benefit obligation at beginning of year	$ 31,301	$ 31,235	$ 6,487	$ 8,511
Service cost	158	150	7	8
Interest cost	1,658	1,716	344	434
Actuarial (gains) losses	931	832	48	(1,489)
Amendments	78	(11)	248	(110)
Benefits paid	(2,802)	(2,671)	(940)	(967)
Plan participant contributions	4	3	112	100
Settlements	(11)	(5)	-	-
Curtailments	1	(1)	-	-
Exchange rate changes	(23)	53	-	-
Other	16	-	-	-

Benefit obligation at end of year	$ 31,311	$ 31,301	$ 6,306	$ 6,487

Change in plan assets:
Fair value of plan assets at beginning of year	$ 32,073	$ 30,148	$ 1,630	$ 2,327
Actual return on plan assets	4,689	4,507	102	162
Benefits paid	(2,802)	(2,671)	(940)	(967)
Plan participant contributions	4	3	112	100
Company contributions	60	57	284	27
Exchange rate changes	(23)	48	-	-
Settlement	(11)	-	-	-
Other (including transfer of assets from pension to postretirement plans)	14	(19)	12	(19)

Fair value of plan assets at end of year	$ 34,004	$ 32,073	$ 1,200	$ 1,630

Funded status of the plan	$ 2,693	$ 772	$ (5,106)	$ (4,857)
Unrecognized prior service cost (credit)	81	85	(996)	(1,282)
Unrecognized transition obligation	1	1	-	-
Unrecognized net loss	5,137	6,017	1,254	1,263

Net asset (liability) recognized	$ 7,912	$ 6,875	$ (4,848)	$ (4,876)

Amounts recognized in the consolidated balance sheets:
Prepaid pension costs	$ 6,010	$ 5,358	$ -	$ -
Other assets	8	11	-	-
Payroll and benefit-related liabilities	(22)	(5)	(240)	(258)
Postretirement and postemployment benefit liabilities	-	-	(4,608)	(4,618)
Pension liabilities	(1,423)	(1,874)	-	-
Accumulated other comprehensive loss	3,339	3,385	-	-

Net asset (liability) recognized	$ 7,912	$ 6,875	$ (4,848)	$ (4,876)

Additional Information

			Postretirement
	Pension benefits		benefits
	September 30,		September 30,
	2005	2004	2005	2004
(in millions)
Benefit obligation by major plans:
U.S. management	$18,014	$17,684	$-	$-
U.S. occupational	11,936	12,459	-	-
Non-U.S. and supplemental	1,361	1,158	-	-
Non-represented health	-	-	1,472	1,503
Formerly represented health	-	-	3,298	3,369
Group life and other	-	-	1,536	1,615

Benefit obligation at end of year	$31,311	$31,301	$6,306	$6,487

Plan assets by major plans:
U.S. management	$16,771	$15,974	$-	$-
U.S. occupational	16,404	15,354	-	-
Non-U.S. and supplemental	829	745	-	-
Formerly represented health	-	-	544	612
Group life and other	-	-	656	1,018

Fair value of plan assets at end of year	$34,004	$32,073	$1,200	$1,630

Accumulated benefit obligation	$30,920	$30,953	n/a	n/a

Plans with underfunded or non-funded benefit obligation:
Aggregate benefit obligation	18,735	18,287	6,306	6,487
Aggregate fair value of plan assets	16,931	16,090	1,200	1,630
Plans with underfunded or non-funded accumulated benefit obligation:
Aggregate accumulated benefit obligation	18,350	17,957	n/a	n/a
Aggregate fair value of plan assets	16,914	16,086	n/a	n/a
Components of Net Periodic Benefit Cost

	Years ended September 30,
	2005	2004	2003
(in millions)
Pension credit:
Service cost	$158	$150	$155
Interest cost on benefit obligation	1,658	1,716	1,859
Expected return on plan assets	(2,897)	(3,059)	(3,137)
Amortization of unrecognized prior service costs	82	70	94
Amortization of transition asset	-	-	(9)
Amortization of net loss	21	6	1

Subtotal	(978)	(1,117)	(1,037)
Termination benefits	1	-	(21)
Curtailments	-	1	(48)
Settlements	4	5	9

Pension credit	$(973)	$(1,111)	$(1,097)

Distribution of pension credit:
Business restructuring	$-	$-	$(79)
Other costs and expenses	(973)	(1,111)	(1,018)

Pension credit	$(973)	$(1,111)	$(1,097)

	Years ended September 30,
(in millions)	2005	2004	2003

Postretirement benefit cost:
Service cost	$ 7	$ 8	$ 8
Interest cost on benefit obligation	344	434	583
Expected return on plan assets	(98)	(161)	(280)
Amortization of unrecognized prior service costs	(38)	(97)	(51)
Amortization of net loss	40	59	91

Subtotal	255	243	351
Termination benefits	-	-	6
Curtailments	-	-	(6)

Postretirement benefit cost	$ 255	$ 243	$ 351

Distribution of net postretirement benefit cost:
Business restructuring	$ -	$ -	$ 2
Other costs and expenses	255	243	349

Postretirement benefit cost	$ 255	$ 243	$ 351

Key assumptions

Assumptions used to determine:
Benefit obligations – discount rate:
Pension	5.50%	5.50%	5.75%
Postretirement health care and other	5.25%	5.25%	5.75%
Postretirement life	5.50%	5.25%	5.75%
Rate of compensation increase	4.00%	4.00%	3.50%

Net cost or credit – discount rate:
Pension	5.50%	5.75%	6.50%
Postretirement health care and other	5.25%	5.75%	6.50%
Postretirement life	5.25%	5.75%	6.50%

Expected return on plan assets:
Pension	8.50%	8.75%	8.75%
Postretirement health care	2.75%	3.25%	7.00%
Postretirement life	7.50%	7.75%	8.75%
Rate of compensation increase	4.00%	3.50%	3.50%
The weighted average expected rate of return on plan assets that will be used to determine the fiscal 2006 net periodic benefit cost is 8.50% for pension, 4.25% for postretirement health care benefits and 6.50% for postretirement life benefits.
The prior-years actuarial valuations used the 1994 Uninsured Pensioner (UP94) Mortality Table for annual rates of mortality for all participants. These assumptions were updated as of September 30, 2005 using actual company experience during the most recent four years for retirees and the RP2000 Mortality Table for all other participants.

	September 30,
	2005	2004

Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	10.8%	11.1%
Health care cost trend rate assumed for next year (excluding postretirement dental benefits)	11.1%	11.4%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2011	2010

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point
(in millions)	Increase	Decrease

Effect on total of service and interest cost components	$13	$(12)
Effect on postretirement benefit obligation	249	(222)
Yield curves matching our benefit obligations were derived from 30-year Treasury strip rates. The resulting risk free rate from these yield curves was adjusted to available yields on high-quality fixed-income investments with maturities corresponding to our benefit obligations to develop discount rates at each measurement date. Although we considered yields and changes in yields of several funds, the Moody’s Aa long-term corporate yield benchmark was used. The average duration of our primary pension obligations and postretirement health care obligations were 11 years and 7 years, respectively, as of September 30, 2005.
We considered several factors in developing our expected rate of return on plan assets, including our historical returns and input from our external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Our long-term expected rate of return on plan assets included an anticipated premium over projected market returns received from our external advisors (7.8% and 7.9% during fiscal 2005 and 2004, respectively). Our actual 10-year annual rate of return on pension plan assets was 10.6%, 11.0% and 9.9% during fiscal 2005, 2004 and 2003, respectively.
The expected return on plan assets was determined using the expected rate of return and a calculated value of assets, referred to as the “market-related value.” The aggregate market-related value of pension and postretirement plan assets was $35.2 billion and $37.7 billion as of September 30, 2005 and 2004, respectively, which exceeded the fair value of plan assets by $6 million and $4.0 billion, respectively. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a five-year period.
Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, reductions in discount rates and increases in actual returns on plan assets as compared to assumed returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, unrecognized net losses of $3.2 billion related to pension benefits and $530 million related to postretirement benefits are not expected to be amortized during fiscal 2006. The remaining unrecognized net losses of $2.0 billion related to pension benefits are amortized over the expected remaining service periods of active plan participants (approximately 10 years during fiscal 2006) and $724 million related to postretirement benefits are amortized over the average remaining life expectancy of fully eligible participants (ranging from 15 years to 18 years during fiscal 2006).
On December 8, 2003, the President of the United States signed the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“the Act”). The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We currently sponsor retiree health care plans that provide prescription drug benefits to our U.S. retirees that our plan actuaries have determined are actuarially equivalent to Medicare Part D.

We elected to prospectively recognize the effects of the Act during the fourth quarter of fiscal 2004, which reduced the accumulated benefit obligation by approximately $600 million. The impact of the Act is expected to reduce the annual expense of providing the prescription drug benefit by approximately $90 million, including lower participation rates. Approximately 25% of this impact was recognized during the fourth quarter of fiscal 2004. This included an estimated impact for retirees who may determine that the addition of Part D makes the complete reliance on Medicare more financially attractive than remaining a participant in our retiree medical plans. On January 21, 2005, the Centers for Medicare and Medicaid Services issued a Final Rule in the Federal Register for implementing the Medicare Prescription Drug Benefit that clarified the methodology for determining actuarial equivalence and the amount of the federal subsidy. The impact of the Final Rule did not materially affect our postretirement benefit cost and related obligation.
Plan Assets
The following table summarizes the target asset allocation ranges of our pension and postretirement trusts by asset category.

					Percentage of
		Percentage of pension			postretirement plan assets
	Pension target	plan assets as of		Postretirement target	as of September 30,
	allocation range as of	September 30,		allocation as of
Asset category:	September 30, 2005	2005	2004	September 30, 2005	2005	2004

Equity securities	52%–70%	62%	61%	27%	28%	51%
Fixed income securities	20%–28%	25	25	73	69	48
Real estate	5%–9%	6	6	n/a	-	-
Private equity and other	6%–10%	7	8	n/a	3	1

Total		100%	100%		100%	100%

The majority of the pension plan assets are held in a master pension trust. Postretirement plan assets are held in three separate trusts. Plan assets are managed by independent investment advisors with the objective of maximizing returns with a prudent level of risk. We periodically complete asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. The Board of Directors formally approves the target allocation ranges every three to five years upon completion of a study by our external advisors. The next formal review is expected to be undertaken during fiscal 2006. However, the postretirement target allocation ranges were updated during fiscal 2005 to reflect the shorter period during which they are expected to be used. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market exposure and foreign currency and interest-rate risk.
Pension plan assets included $13 million and $12 million of our common stock as of September 30, 2005 and 2004, respectively. Postretirement plan assets included $8 million and $40 million of our common stock as of September 30, 2005 and 2004, respectively.
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
In addition, we received $201 million from our welfare benefits trust during fiscal 2005 as reimbursement for retiree health care contributions that were made during fiscal 2004. The Company’s contributions for postretirement benefits of $27 million are reflected net of this amount during fiscal 2004.

The following table summarizes expected contributions to our various pension and postretirement plans through fiscal 2015. We do not expect to make contributions to our qualified U.S. pension plans during fiscal 2006 or 2007. We are unable to estimate the expected contributions to our qualified U.S. pension plans beyond fiscal 2007. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes.

	Pension	Postretirement

		Formerly	Non-
	Non-qualified	represented	represented
	and non-U.S.	retiree health	retiree health	Other
(in millions)	pension plans	plans	plans	benefit plans

2006	$ 56	$ 25	$ 218	$ 11
2007	57	247	173	11
2008	59	359	157	10
2009	60	343	149	10
2010	61	324	140	10
2011–15	331	1,438	568	182
Benefit Payments
The following table summarizes expected benefit payments from our various pension and postretirement plans through fiscal 2015. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately $50 million beginning in fiscal 2007 and approximately $80 million thereafter.

	Pension			Postretirement

				Formerly	Non-
	Qualified U.S.	Qualified U.S.	Non-qualified	represented	represented	Other
	management	occupational	and non-U.S.	retiree	retiree	benefit
(in millions)	pension plans	pension plans	pension plans	health plans	health plans	plans

2006	$ 1,375	$ 1,074	$ 72	$ 445	$ 218	$ 90
2007	1,362	1,051	55	385	173	91
2008	1,350	1,028	59	359	157	92
2009	1,338	1,004	58	343	149	95
2010	1,325	980	56	324	140	96
2011–15	6,431	4,524	300	1,438	568	497
Savings Plans
Our savings plans generally allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits. In certain countries, we contribute a fixed percentage of employee salaries. Savings plan expense was $50 million, $110 million and $86 million for fiscal 2005, 2004 and 2003, respectively.
Postemployment Benefits
Various postemployment benefits are offered to certain employees after employment but before retirement including disability benefits, severance pay and workers’ compensation. These benefits are paid in accordance with our established postemployment benefit practices and policies. We accrue for these future postemployment benefits, which are funded on a pay-as-you-go basis. The obligations for severance benefits are determined based on expected future attrition rates. The differences between actual and assumed expense is amortized over the average remaining service period. The expense (credit) under these plans was $72 million, $40 million and $(93) million during fiscal 2005, 2004 and 2003, respectively, including $41 million of credits related to our restructuring actions during fiscal 2003. The accrued postemployment liability was $255 million and $310 million as of September 30, 2005 and 2004, respectively. These amounts include $112 million and $47 million in payroll-and benefit-related liabilities as of September 30, 2005 and 2004, respectively.

10.	STOCK COMPENSATION PLANS
We have stock-based compensation plans under which directors, officers and other eligible employees receive stock options and other equity-based awards. The plans provide for the grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards.
Stock options generally are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, have terms of five to 10 years and vest within four years of the date of grant. Subject to customary antidilution adjustments and certain exceptions, the total number of shares of common stock authorized for option and other equity grants under the plans was 530 million shares as of September 30, 2005.
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
Under the terms of the Employee Stock Purchase Plan (“2001 ESPP”), eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase shares of common stock, subject to plan limits, at a discount of 15% of the market value either at the purchase date or at certain earlier dates defined in the plan. During fiscal 2005, 2004 and 2003, 17 million, 18 million and 12 million shares of common stock were purchased, respectively. As of September 30, 2005, 193 million shares were available for issuance under the 2001 ESPP. Effective November 1, 2005, the 2001 ESPP was modified to reduce the discount to 5% of the market value at the purchase date, with no lookback feature.
The following table summarizes stock option activity.

		Weighted average
	Shares	exercise price
	(in millions)	per share

Outstanding as of September 30, 2002	287	$ 16.73
Granted	162	1.67
Exercised	(1)	1.40
Forfeited/expired	(60)	8.79

Outstanding as of September 30, 2003	388	11.70

Granted/assumed	55	3.05
Exercised	(9)	1.67
Forfeited/expired	(31)	10.46

Outstanding as of September 30, 2004	403	10.84

Granted/assumed	50	3.92
Exercised	(13)	1.63
Forfeited/expired	(22)	7.26

Outstanding as of September 30, 2005	418	10.50

The following table summarizes information about stock options.

	Stock options outstanding			Stock options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Shares	life	price	Shares	price
Range of exercise prices per share	(in millions)	(years)	per share	(in millions)	per share

$ 0.04 to $ 2.25	106	3.0	$ 1.63	85	$ 1.69
$ 2.26 to $ 3.50	47	5.2	3.19	12	3.20
$ 3.51 to $ 5.00	48	6.0	3.96	2	4.21
$ 5.01 to $ 9.00	57	1.3	6.27	55	6.27
$ 9.01 to $16.03	105	1.1	11.56	105	11.56
$16.04 to $77.10	55	3.5	42.07	55	42.07

Amounts as of September 30, 2005	418		$ 10.50	314	$ 12.93

Amounts as of September 30, 2004	403		$ 10.84	282	$ 14.47

Amounts as of September 30, 2003	388		$ 11.70	246	$ 16.54

During fiscal 2005, 2 million restricted stock units were awarded at a weighted average market value of $3.49.

11.	OPERATING SEGMENTS
The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements. The reportable segments are Mobility Solutions (“Mobility”), Integrated Network Solutions (“INS”) and Lucent Worldwide Services (“Services”). Mobility provides software and wireless equipment to support radio access and core networks. INS provides a broad range of software and wireline equipment related to voice networking (primarily consisting of switching products, which we sometimes refer to as convergence solutions, and voice messaging products), data and network management (primarily consisting of access and related data networking equipment and operating support software) and optical networking. Services is a worldwide organization that provides deployment, maintenance, professional and managed services in support of both our product offerings as well as multivendor networks.
Beginning October 1, 2004, results for messaging products are reflected in the Mobility segment rather than the INS segment. We reclassified our segment results prior to fiscal 2005 to conform to our current segment structure.

Performance measurement and resource allocation for the reportable segments are based on many factors. The primary financial measure includes the revenues, costs and expenses directly controlled by each reportable segment and excludes the following:

•	Global Sales Organization expenses.

•	Certain costs related to shared services, such as general corporate functions, which are managed on a common basis in order to realize economies of scale and efficient use of resources.

•	Certain personnel costs and benefits, including most of the impacts related to pension, postretirement and postemployment benefits, differences between the actual and budgeted benefit rates and differences between actual and budgeted employee incentive awards.

•	Bad debt and customer financing expenses and recoveries.

•	Business restructuring.

•	Revenues and expenses associated with licensing and protecting intellectual property rights.

•	Certain other general and miscellaneous costs and expenses not directly used in assessing the performance of the operating segments, including impairment or amortization of goodwill and other acquired intangible assets related to acquisitions completed prior to fiscal 2004.

	Years ended September 30,
	2005	2004	2003
(in millions)
Revenues:
Mobility	$ 4,600	$ 4,117	$ 3,147
INS	2,565	2,874	3,233
Services	2,129	1,932	1,840

Reportable segments	9,294	8,923	8,220
Patent licensing	113	72	202
Other	34	50	48

Revenues	$ 9,441	$ 9,045	$ 8,470

Operating income (loss):
Mobility	$ 1,572	$ 1,238	$ 156
INS	195	348	117
Services	335	282	225

Reportable segments	2,102	1,868	498
Global Sales Organization	(553)	(515)	(527)
Shared services such as general corporate functions	(1,143)	(1,162)	(1,499)
Unallocated personnel costs and benefits	927	859	1,207
Recovery of bad debts and customer financings	69	230	223
Business restructuring	10	20	184
Other	(151)	(81)	(308)

Operating income (loss)	$ 1,261	$ 1,219	$ (222)

Supplemental Segment Information

	Years ended September 30,
(in millions)	2005	2004	2003

Depreciation and amortization:
Mobility	$ 185	$ 181	$ 177
INS	146	171	231
Services	17	26	41

Reportable segments	348	378	449
Non-segment	251	315	529

Depreciation and amortization	$ 599	$ 693	$ 978

Products and Services Revenues

	Years ended September 30,
(in millions)	2005	2004	2003

Wireless	$ 4,600	$ 4,117	$ 3,147
Voice networking	889	1,193	1,472
Data and network management	859	925	1,001
Optical networking	817	756	760
Services	2,129	1,932	1,840
Patent Licensing	113	72	202
Other	34	50	48

Totals	$ 9,441	$ 9,045	$ 8,470

Geographic Information

	Revenues (a)			Long-lived assets (b)
	Years ended September 30,			September 30,
	2005	2004	2003	2005	2004	2003
(in millions)
U.S.	$ 5,936	$ 5,517	$ 5,149	$ 1,496	$ 1,567	$ 1,397
Non-U.S.	3,505	3,528	3,321	218	243	384

Totals	$ 9,441	$ 9,045	$ 8,470	$ 1,714	$ 1,810	$ 1,781

(a) Revenues are attributed to geographic areas based on the location of customers.
(b) Consists of property, plant and equipment and goodwill and other acquired intangible assets.
Concentrations
Historically, we have relied on a limited number of customers for a substantial portion of our total revenues. Revenues from Verizon, including Verizon Wireless, accounted for 28%, 27% and 22% of consolidated revenues in fiscal 2005, 2004 and 2003, respectively. Revenues from Sprint accounted for 12%, 11% and 15% of consolidated revenue in fiscal 2005, 2004 and 2003, respectively. Revenues from customers located in China accounted for 9%, 10% and 11% of consolidated revenues in fiscal 2005, 2004 and 2003, respectively. We expect a significant amount of our future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could adversely affect our operating results and cash flows.
We have outsourced the manufacturing of the majority of our wireless and wireline product lines with a few suppliers. Refer to Note 13 for further information.

Changes in Fiscal 2006 Reportable Segments
On April 19, 2005, we announced organization changes related to combining our mobility and wireline businesses into a single unit, the Network Solutions Group (NSG). NSG will consist of the following operating units: Mobility Access Solutions, Applications Solutions, Convergence Solutions and Multimedia Network Solutions. The Applications Solutions unit results are not expected to be material and do not meet the requirements for being reported separately; therefore, they will be aggregated with Mobility Access Solutions. This combined unit will be similar to the Mobility segment as currently reported. The Convergence Solutions unit will consist primarily of voice networking products. The Multimedia Network Solutions unit will consist primarily of optical, data and access products. The Network Operations Software unit will be transferred to Services. Services will continue to be a reportable segment. The new reporting structure will begin during the first quarter of fiscal 2006.

12.	FINANCIAL INSTRUMENTS
Fair Values
The following table summarizes the carrying values and estimated fair values of financial instruments, based on quoted market prices. The carrying values of cash and cash equivalents, receivables, payables and debt maturing within one year approximate fair value.

	Years ended September 30,
	2005		2004

	Carrying	Fair	Carrying	Fair
(in millions)	value	value	value	value

Long-term debt	$5,066	$5,144	$5,989	$6,325
The following table summarizes our available-for-sale debt securities.

		Gross	Gross
	Amortized	unrealized	unrealized	Estimated fair
(in millions)	Cost	gains	losses	value

U.S. Treasury and government agency debt securities	$1,350	$-	$(10)	$1,340
Corporate bonds	572	-	(6)	566
Asset-backed securities	618	-	(4)	614

Total as of September 30, 2005	$2,540	$-	$(20)	$2,520

Classified as:
Current	$359	$-	$(2)	$357
Non-current	2,181	-	(18)	2,163

Total as of September 30, 2005	$2,540	$-	$(20)	$2,520

U.S. Treasury and government agency debt securities	$979	$-	$(3)	$976
Corporate bonds	340	1	(1)	340
Asset-backed securities	179	-	(1)	178

Total as of September 30, 2004	$1,498	$1	$(5)	$1,494

Classified as:
Current	$859	$-	$(1)	$858
Non-current	639	1	(4)	636

Total as of September 30, 2004	$1,498	$1	$(5)	$1,494

Gross unrealized losses on our available-for-sale securities were primarily caused by increases in interest rates. Unrealized losses of $4 million were related to securities that were in a continuous loss position for more than one year as of September 30, 2005. We do not consider these investments to be other-than-temporarily impaired because we have the ability and intent to hold them until maturity or until the fair value is recovered.
Proceeds from the sale of marketable debt securities were $2,966 million and $352 million during fiscal 2005 and 2004. The realized gains and (losses) on these sales were $2 million and $(8) million for fiscal 2005 and $1 million and $(2) million for fiscal 2004.
The following table summarizes the contractual maturities of our available-for-sale debt securities.

(in millions)	Amortized cost	Estimated fair value

2006	$ 359	$ 357
2007 – 2011	1,847	1,831
2012 – 2016	11	11
2017 and thereafter	323	321
The following table summarizes the carrying value of our non-consolidated equity investments.

	September 30,
(in millions)	2005	2004

Available-for-sale	$ 2	$ 2
Cost method	58	70
Equity method	5	5

Non-consolidated equity investments	$ 65	$ 77

Proceeds from the sale of available-for-sale equity securities were $178 million during fiscal 2003. During fiscal 2003, we entered into prepaid forward sales agreements for all of our Corning shares (received as partial proceeds for the sale of certain optical fiber operations). Under these agreements, we received proceeds of $113 million and locked in $64 million of unrealized appreciation. This gain was recognized during fiscal 2004. Proceeds from the sale of available-for-sale equity securities were not material during fiscal 2005 and 2004. Gross unrealized losses on available-for-sale equity securities were not material during fiscal 2005, 2004 and 2003.
All investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. This review considers, among other factors, significant and sustained decreases in quoted market prices, a series of historical and projected operating losses, changes in the market demand for technology and our intent to provide future funding. If the decline in fair value has been determined to be other-than-temporary, an impairment loss is recognized, and a new cost basis is established. We recognized $20 million, $22 million and $63 million of other-than-temporary impairment losses related to our non-consolidated equity investments during fiscal 2005, 2004 and 2003, respectively.
Credit Risk
All financial instruments involve credit risk for non-performance by counterparties. The contract or notional amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments.
Our maximum exposure to credit loss on commitments to extend credit and financial guarantees is limited to the amount drawn and outstanding on those instruments. Exposure to credit risk is controlled through credit approvals, credit limits and continuous monitoring procedures. Reserves for losses are established based upon collectibility assessments.

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
Foreign exchange forward and option contracts are used to manage our foreign currency risk. We also have hedged foreign exchange risk in certain sales and purchase contracts with cash flows indexed to changes in or denominated in a currency that neither party to the contract uses as its functional currency. These embedded derivative terms affect the ultimate amount of cash flows under the contract. Our primary net foreign currency exposures include the euro, Brazilian real, Japanese yen, Mexican peso and Chinese yuan.
The following table provides a summary of the total net notional amounts of foreign exchange forward and option contracts and embedded derivatives.

	September 30,
	2005	2004
(in millions)
Purchase contracts	$ 192	$ 208
Sale contracts	329	532
The fair value of hedged contracts and embedded derivatives was a net liability of $7 million and $2 million as of September 30, 2005 and 2004, respectively.
We hedge all types of foreign currency risk to preserve our cash flows in accordance with corporate risk management policies, but generally do not designate related derivative instruments as hedges under SFAS 133, for cost/benefit reasons. The changes in fair value of these undesignated freestanding foreign currency derivative instruments and embedded derivatives are recorded in other income (expense) in the period of change.
Interest Rate Risk
We are exposed to various forms of interest rate risk. The fair value of our fixed-rate available-for-sale marketable securities and the interest income earned on our cash and cash equivalents may fluctuate as interest rates change. In addition, if interest rates remain low, we may forgo the opportunity to obtain more favorable interest rates on borrowings due to our fixed-rate debt obligations. Our objective is to mitigate the variability of cash inflows and outflows resulting from interest rate fluctuations by maintaining a balanced mix of fixed- and floating-rate debt and investments. We mitigate our interest rate risk by entering into interest rate swaps on a portion of our debt obligations to make them variable-rate debt instruments and by including fixed-rate assets in our investment portfolio. We also expect that these transactions will reduce our overall cost of borrowing and increase investment returns.
As of September 30, 2005, we had interest rate swaps where we received fixed interest rates (5.5% and 7.25%) and paid floating rates based upon the three-month LIBOR rate plus agreed-upon spreads (ranging from 1.72% to 2.89%) on notional amounts aggregating $400 million. As of September 30, 2005, the three-month LIBOR rate was 4.07%. We do not foresee any significant changes in our interest rate risk management strategy or in our exposure to interest rate fluctuations.

Equity Price Risk
We hold equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies and venture funds. These equity investments are exposed to price fluctuations and are generally concentrated in the high-technology industries. We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or our inability to hedge non-marketable equity securities in privately held companies. We had no outstanding hedging instruments for our equity price risk as of September 30, 2005.
Customer Financing Commitments
Requests for providing commitments to extend credit and financial guarantees are reviewed and subject to approval by senior management. We regularly review all outstanding commitments, letters of credit and financial guarantees to assess the adequacy of our reserves for possible credit and guarantee losses.
The following table summarizes our customer financing commitments for amounts drawn and available but not drawn. These commitments may expire without being drawn upon. The amounts drawn on these commitments are generally collateralized by substantially all of the assets of the respective creditors.

	September 30, 2005			September 30, 2004
	Total loans			Total loans
	and			and
(in millions)	guarantees	Loans	Guarantees	guarantees	Loans	Guarantees

Drawn commitments	$ 45	$ 30	$ 15	$ 139	$ 125	$ 14
Available but not drawn	6	-	6	11	3	8

Total	$ 51	$ 30	$ 21	$ 150	$ 128	$ 22

The following table summarizes the change in the customer financing reserves.

	Years ended September 30,
(in millions)	2005	2004	2003

Reserve at beginning of year	$ 135	$ 415	$ 951
Recoveries, net	(51)	(188)	(156)
Other account transfers	(37)	(29)	116
Write-offs	(10)	(63)	(496)

Reserve at end of year	$ 37	$ 135	$ 415

We monitor drawn and undrawn commitments by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges facing the customer, changes in the competitive landscape and the customer’s management experience and depth. When potential problems are evident, we undertake certain mitigating actions, including cancellation of commitments. Although these actions can limit the extent of our losses, we remain exposed to the extent of drawn amounts. Our customer financing commitments were reduced during fiscal 2005 as a result of collections and sales of those commitments.

Commitments to Extend Credit
Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes. In certain situations, credit may not be available for drawdown until certain conditions are met.
Letters of Credit
Letters of credit are obtained to ensure the performance or payment to third parties in accordance with specified terms and conditions. Secured and unsecured outstanding letters of credit were $269 million and $353 million as of September 30, 2005 and 2004, respectively. The estimated fair value of letters of credit was $4 million and $8 million as of September 30, 2005 and 2004, respectively. On October 1, 2004, we amended and restated our two primary agreements. The first agreement provides for the issuance of up to $215 million of new letters of credit until September 30, 2006. The second agreement permits us to request renewal of $199 million of letters of credit until September 30, 2006. Under these revised agreements, we are no longer required to meet specified levels of quarterly consolidated minimum operating income or to provide cash collateral for letters of credit issued. However, we are required to maintain a minimum amount of unrestricted cash and short-term investments greater than $2 billion, as defined in the agreements.
On October 1, 2004, we also amended our Guarantee and Collateral Agreement and Collateral Sharing Agreement. Under these agreements, certain of our U.S. subsidiaries guaranteed certain of our obligations. We, along with these subsidiaries, pledged significant portions of our assets as collateral. These agreements secure certain obligations, including letters of credit, specified hedging arrangements, guarantees to lenders for vendor financing, lines of credit, cash management and other bank operating arrangements. These outstanding obligations amounted to $226 million as of September 30, 2005.
Transfers of Financial Instruments
We have agreements that allow us to sell receivables from selected customers at a discount to various financial institutions on a non-recourse basis. We sold approximately $297 million and $468 million of accounts and notes receivable during fiscal 2005 and 2004, respectively. These transactions were accounted for as sales. Discounting fees were $9 million and $5 million during fiscal 2005 and 2004, respectively. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings. There were no secured borrowings or receivables held for sale as of September 30, 2005.
Warrants
In connection with our shareholder lawsuit settlement, we issued warrants to purchase 200 million shares of our common stock during December 2004, of which 199 million were outstanding as of September 30, 2005. The warrants have an exercise price of $2.75 per share and expire on December 10, 2007.

13.	COMMITMENTS AND CONTINGENCIES
Legal Proceedings
We are subject to legal proceedings, lawsuits and other claims, including proceedings by government authorities. In addition, we may be subject to liabilities of some of our former affiliates under separation agreements with them. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Consequently, unless otherwise indicated, we are unable to estimate the ultimate aggregate amounts of monetary liability or ranges of possible losses with respect to our pending litigation matters as of September 30, 2005. The resolution of these matters could have a material impact on our consolidated results of operations, financial position and cash flows. In addition to the charges related to the global settlement of our shareowner litigation discussed below, other charges of $139 million, $64 million, and $25 million were recognized during fiscal 2005, 2004, and 2003, respectively, primarily due to settlements, dispositions and changes in estimates related to various litigation matters, none of which was material individually to our consolidated results of operations.

Securities and Related Cases
We settled the majority of the assorted securities, ERISA and derivative class action and other related lawsuits against us and certain of our current and former directors, officers and employees. The settlement covers all claims generally relating to the purchase of Lucent securities during different class periods and is a global settlement of 53 separate lawsuits, including a consolidated shareowner class action lawsuit in the U.S. District Court of New Jersey, and related ERISA, bondholder, derivative, and other state securities cases. The net charges related to our global securities and related cases, including changes in the fair market value of warrants that were issued as part of the settlement and insurance recoveries, were $54 million, $56 million and $481 million during fiscal 2005, 2004 and 2003, respectively. Presently, with the exception of one case, all other cases brought by individual investors who opted out of the class action settlement have been resolved. We will defend any lawsuits that may be brought by parties that have opted out or that were not part of the settlement. We currently do not have any material opt out or related securities cases pending.
Government Investigations
During August 2003, the U.S. Department of Justice (DOJ) and the SEC informed us that they had each commenced an investigation into possible violations of the Foreign Corrupt Practices Act (“FCPA”) with respect to our operations in Saudi Arabia. These investigations followed allegations made by the National Group for Communications and Computers Ltd. (NGC) in an action filed against us on August 8, 2003, which is described below. In April 2004, we reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in our operations in China that potentially involve FCPA violations. We are cooperating with those agencies. We believe these incidents and deficiencies did not have a material effect on our results of operations. However, we cannot determine whether this continuing investigation will affect our future business operations in China.
As disclosed in a Form 8-K filing on November 8, 2004, our former chairman and chief executive officer, the former head of our Saudi Arabia operations and a third former employee received “Wells” notices from the SEC. In early May 2005, the SEC Enforcement Staff notified representatives of these individuals that the Staff would not be recommending enforcement action against these individuals. We have not received a Wells notice at this time, but the investigation is continuing with respect to both China and Saudi Arabia.
During the third quarter of fiscal 2005, we received subpoenas on two different matters, requesting specific documents and records. One of the subpoenas relates to a DOJ investigation of potential antitrust and other violations by various participants in connection with the federal E-Rate program. The subpoena requires us to produce documents before a grand jury of the U.S. District Court in Georgia. The second subpoena was from the Office of Inspector General, U.S. General Services Administration and relates to a federal investigation into certain sales to the federal government of telecommunications equipment and related maintenance services. We are unable to determine if either of these matters will have a material effect on our business, financial position, results of operations or cash flows.
Employment and Benefits Related Cases
We have implemented various actions to address the rising costs of providing retiree health care benefits and the funding of our pension plans. These actions have led to the filing of cases against us and may lead to the filing of additional cases. Purported class action lawsuits have been filed against us in connection with the elimination of the death benefit from our U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced our future pension obligations by approximately $400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that we wrongfully terminated this death benefit and requests that the benefit be reinstated, along with other remedies. Another such case, Chastain, et al. v. AT&T, was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits. In October 2005, a purported class action was filed by Peter A.

Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs allege that Lucent failed to maintain health care benefits for retired management employees as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Lucent has not been formally served with the complaint, but is actively investigating and evaluating the claims asserted.
The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against us, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys’ fees and costs.
Intellectual Property Cases
We are defendants in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against our customers in connection with products we have provided to them. During our first quarter of fiscal 2006, we settled the case of Tantivy Communications, Inc. v. Lucent Technologies, which was pending in the U.S. District Court in Texas. As part of the settlement, we received a license for nine CDMA2000-related patents that were the subject of the lawsuit.
Other Matters
A lawsuit involving investors in Actel Integrated Communications was filed against us seeking $60 million in damages and punitive damages, claiming we misled these investors as to certain technology, which influenced their decision to invest in Actel. This case, Sandler Capital Partners IV, L.P. et al. v. Lucent Technologies, filed in New York State Court, was settled during our first quarter of fiscal 2006. During fiscal 2004, we settled cases filed against us by Actel. In addition, two other cases were filed against us alleging that we failed to deliver working products related to this technology: Maxcess, Inc. v. Lucent Technologies Inc. et al., filed in the U.S. District Court for the Middle District of Florida, and Official Plan Committee of Omniplex, Inc. v. Lucent Technologies Inc., filed in Missouri State Court. The claims against us in the Maxcess case have been dismissed, and the plaintiff has appealed this decision. We settled the Omniplex case during the first quarter of fiscal 2006.
We are a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against us, for which the trustee for Winstar is seeking compensatory damages of approximately $60 million, as well as costs and expenses associated with litigation. The trustee is also seeking recovery of a payment to us of approximately $190 million in December 2000, plus interest. Although the trial was completed, the judge has not rendered his decision in the case. Thus we do not know whether any of these claims against us will be awarded and, if so, what impact this matter may have on us.
On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against us, certain former officers and employees, our subsidiary Lucent Technologies International Inc., certain unaffiliated individuals and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (RICO) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts involving Lucent, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of $63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent that are the subject of a separate case that NGC previously filed against us in U.S. District Court in New Jersey and other related proceedings brought by NGC in Saudi Arabia. We have filed a motion to dismiss the New York action. Some of the claims brought by NGC in the New Jersey action have been dismissed, but that case and the other claims in Saudi Arabia are still pending.

In the case of Pf.Net Supply Corp. v. Lucent Technologies, pending in the U.S. District Court in New Jersey, the plaintiff claimed that we breached an alleged purchase commitment and sought to compel us to meet this purchase commitment or pay damages. This lawsuit was settled during our first quarter of fiscal 2006.
Separation Agreements
We are party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, Agere Systems and NCR Corporation. Pursuant to these agreements, we and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and we have agreed to share liabilities based on certain allocations and thresholds. We are not aware of any material liabilities to our former affiliates as a result of the separation agreements that are not otherwise reflected in our consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by us.
Other Commitments
Contract Manufacturers
We have outsourced most of our manufacturing operations to electronic manufacturing service (EMS) providers. One supplier, Celestica Corporation, provided a majority of our requirements for Lucent designed switching and wireless products. Purchases from this supplier were approximately $690 million, $750 million and $695 million during fiscal 2005, 2004 and 2003, respectively. Three other suppliers provided the majority of our requirements for other Lucent designed products. Purchases from these suppliers were approximately $473 million, $532 million and $548 million during fiscal 2005, 2004 and 2003, respectively. We are generally not committed to unconditional purchase obligations in these contract-manufacturing relationships. However, there is exposure to short-term purchase commitments when they occur within the contract manufacturers’ lead-time for specific products or raw materials. These commitments were $312 million as of September 30, 2005. Sudden and significant changes in forecasted demand requirements within the lead-time of those products or raw materials could adversely affect our results of operations and cash flows.
We are transitioning to two EMS providers to supply most of our Lucent designed wireless and wireline products. Celestica has the exclusive right to manufacture and provide most of our existing wireless products. In addition, we signed an agreement with Solectron Corporation to essentially consolidate the outsourced manufacturing of our portfolio of wireline products. The agreements with Celestica and Solectron are for a minimum of three years, with no right to terminate for convenience.
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

We remain secondarily liable for approximately $192 million of lease obligations as of September 30, 2005, that were assigned to Avaya, Agere and purchasers of our other businesses. The remaining terms of these assigned leases and our corresponding guarantees range from one month to 14 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve us of our secondary liability. We generally have the right to receive indemnity or reimbursement from the assignees and have not reserved for losses on this form of guarantee.
We are party to a tax-sharing agreement to indemnify AT&T and are liable for tax adjustments that are attributable to our lines of business, as well as a portion of certain other shared tax adjustments during the years prior to our separation from AT&T. We have similar agreements with Avaya and Agere. In addition to the fiscal year 2001 federal net operating loss carryback claim discussed in Note 7 to our September 30, 2005 consolidated financial statements, certain tax adjustments have been proposed or assessed subject to these tax-sharing agreements. The outcome of these other matters is not expected to have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.
We license to our customers software and rights to use intellectual property that might provide the licensees with an indemnification against any liability arising from third-party claims of patent, copyright or trademark infringement. We cannot determine the maximum amount of losses that we could incur under this type of indemnification.
We indemnify our directors and certain of our current and former officers for third-party claims alleging certain breaches of their fiduciary duties as directors or officers. Certain costs incurred for providing such indemnification may be recovered under various insurance policies. We are unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved in each agreement. Historically, payments made under these agreements have not had a material effect on our business, financial condition, results of operations or cash flows.
Warranty reserves are established for costs expected to be incurred after the sale and delivery of a product or service under specific product or service warranty provisions. These reserves are established when it is probable that customers will make claims and when a reasonable estimate of costs can be made. The reserves are determined as a percentage of revenues based on the actual trend of historical charges incurred over various periods. In addition, any significant or unusual issues are specifically identified and reserved. The following table summarizes the activity related to warranty reserves.

(in millions)	2005	2004

Reserve at beginning of year	$ 297	$ 330
Accruals for warranties, net	47	61
Payments	(87)	(94)

Reserve at end of year	$ 257	$ 297

Environmental Matters
Our current and historical operations are subject to a wide range of environmental laws. In the United States, these laws often require parties to fund remedial action regardless of fault. We have remedial and investigatory activities underway at numerous current and former facilities.
Environmental reserves of $100 million have been established for environmental liabilities that can be reasonably estimated as of September 30, 2005. These reserves are not discounted to present value. We have receivables of $21 million with respect to environmental matters due from third-party indemnitors as of September 30, 2005. Receivables are recorded only if the indemnitors have agreed to pay the claims and management believes collection of the receivables is reasonably assured. Environmental matters did not have a significant impact on our consolidated results of operations, financial position and cash flows for all periods presented.

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
It is often difficult to estimate the future impact of environmental matters, including potential liabilities, due to the above factors and the lengthy time periods involved in resolving them, which may be up to 30 years or longer. Although we believe that our reserves are currently adequate, there can be no assurance that the amount of capital expenditures and other expenses that will be required for remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in reserves or will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Any possible loss or range of possible loss that may be incurred in excess of amounts provided for as of September 30, 2005, cannot be reasonably estimated.
Lease Commitments
We lease land, buildings and equipment under agreements that expire in various years through 2020. Rental expense under operating leases was $191 million, $230 million and $267 million, net of sublease rental income of $32 million, $38 million and $53 million, for fiscal 2005, 2004 and 2003, respectively. Future minimum lease payments due under non-cancelable operating leases as of September 30, 2005, were $156 million in 2006, $120 million in 2007, $95 million in 2008, $78 million in 2009, $74 million in 2010 and $345 million thereafter. These future minimum lease payments do not include future sublease rental income of $23 million in 2006, $19 million in 2007, $17 million in 2008, $16 million in 2009, $16 million in 2010 and $119 million thereafter. All above amounts include leases that are associated with our restructuring actions.
14. SUBSEQUENT EVENTS
Subsequent to our fourth quarter of fiscal 2005 earnings release, we received a federal income tax refund, settled pending lawsuits, and adjusted the minority interest in a subsidiary. The impact of these items reduced our previously released net income by $2 million during the three and twelve months ended September 30, 2005. The previously released diluted earnings per share also decreased from 8 cents per share to 7 cents per share during the three months ended September 30, 2005.

15.	QUARTERLY INFORMATION (UNAUDITED)

	First	Second	Third	Fourth	Total
(in millions, except per share amounts)
Year ended September 30, 2005
Revenues	$ 2,335	$ 2,335	$ 2,340	$ 2,431	$ 9,441
Gross margin	984	975	1,052	1,113	4,124
Provision for (recovery of) bad debts and customer financings	(11)	(11)	(53)	6	(69)
Business restructuring charges (reversals), net	1	(8)	6	(9)	(10)
Other income (expense), net	(46)	43	52	65	114
Income taxes	10	(41)	(34)	(86)	(151)
Net income	174	267	372	372	1,185
Income per common share:
Net income – basic	0.04	0.06	0.08	0.08	0.27
Net income – diluted	0.04	0.06	0.07	0.07	0.24

Year ended September 30, 2004
Revenues	$ 2,259	$ 2,194	$ 2,190	$ 2,402	$ 9,045
Gross margin	919	938	947	975	3,779
Recovery of bad debts and customer financings	(14)	(99)	(90)	(27)	(230)
Business restructuring charges (reversals), net	29	(17)	(27)	(5)	(20)
Other income (expense), net	79	(172)	128	205	240
Income taxes	(101)	(22)	(4)	(812)	(939)
Net income	338	68	387	1,209	2,002
Conversion/ redemption cost – 8% preferred stock	(1)	-	-	-	(1)
Preferred stock dividends and accretion	12	-	-	-	12
Net income applicable to common shareowners	349	68	387	1,209	2,013
Income per common share:
Net income applicable to common shareowners – basic	0.08	0.02	0.09	0.28	0.47
Net income applicable to common shareowners – diluted	0.07	0.02	0.08	0.23	0.42
As reflected above, our quarterly results were impacted by charges, recoveries or reversals related to bad debts and customer financings, and restructuring actions among other items. There were no dividends per common share for any of the periods presented. The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 10-Q. The quarterly impact of the settlement of our shareowner class action lawsuits and discrete income tax items were as follows:

•	Charges (benefits), primarily to adjust the fair value of the warrants that were issued in connection with the settlement of our shareowner class action lawsuits and related insurance recoveries, were $71 million and $(17) million for the first and third quarters of fiscal 2005 and $54 million, $192 million, $(72) million and $(118) million for the four quarters of fiscal 2004.

•	The results for the four quarters of fiscal 2004 included the impact of certain discrete tax items related to the reversal of valuation allowances and the favorable settlement of certain prior-year federal and state tax audit matters. Tax-related benefits recognized were $55 million, $56 million and $119 million for the second, third and fourth quarters of fiscal 2005, respectively, and were $123 million, $37 million, $15 million and $828 million, including the recognition of an $816 million net operating loss carryback claim, for the four quarters of fiscal 2004. We also recognized interest income related to these settlements of $5 million, $53 million, $20 million and $10 million during the four quarters of fiscal 2005 and $68 million, $18 million, $4 million and $45 million during the four quarters of fiscal 2004.