Form 10-K, Exhibit 13
period 2006-09-30
LUCENT TECHNOLOGIES INC
filed 2006-12-14
CIK 1006240

Exhibit 13
LUCENT TECHNOLOGIES FINANCIAL REVIEW 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) contains forward-looking statements that are based on future performance, events or developments, including other statements about Lucent’s managements’ future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent, as well as Lucent’s future performance and the industries in which it operates, in addition to management’s assumptions. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: difficulties and delays in achieving synergies and cost savings from our merger with Alcatel; our ability to retain key employees due to uncertainties associated with the merger; our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; our reliance on a small number of key customers; fluctuations in the telecommunications market; fluctuations in our working capital requirements and cash flows; the pricing, cost and other risks inherent in our long-term sales agreements; impairment of goodwill or other acquired intangibles; exposure to the credit risk of our customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our foreign operations; the costs and risks associated with our pension and postretirement benefit obligations; the complexity of our products; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, see the reports filed by us with the Securities and Exchange Commission (the SEC). Except as required under the federal securities laws and the rules and regulations of the SEC, we disclaim any intention or obligation to update publicly any forward-looking statements after the distribution of this MD&A, whether as a result of new information, future events, changes in assumptions or otherwise.
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
There has been some consolidation among service providers as they look to expand their scope and scale while improving cost efficiencies. This industry dynamic presents both challenges and opportunities for equipment vendors. One potential challenge may come in the form of rationalized capital spending in the future. In addition, integration activities may delay new network deployments. However, we anticipate that there will also be opportunities, as carriers will require assistance integrating these large, complex networks. Also, depending on the service providers involved, some of the consolidation could enable certain vendors to extend their reach to customers that were previously focused on different technologies or areas.
We continue to believe the telecom industry is in the early stages of a multiyear transformation to next-generation networks. As a result we have been focusing on certain high-growth areas, such as services, Internet protocol (IP) multimedia subsystem (IMS), broadband access, optical and next-generation mobile high-speed data. As this transformation progresses, our customers are increasingly focused on deploying new IP-based, revenue-generating services that will differentiate their businesses and build customer loyalty. However, the actual trialing, testing and deployment of these new technologies will take time. This is a long-term technology transition, which will create opportunities for us and our customers in growth areas such as mobile high-speed data, broadband access, metro optical networking and voice over Internet protocol (VoIP) solutions, as well as in professional and managed services. We are working to turn these technologies and opportunities into cost-effective offers for our customers.
Within this environment, certain service providers are currently investing to meet growing capacity demands. These demands are being driven by the coverage requirements, subscriber growth and traffic increases that place demands on networks of all kinds. In addition, service providers have increased investments in the systems, software and technologies that enable next-generation converged services that cut across wireline and wireless, as well as voice, video and data. There is also a growing interest in content such as games, music and entertainment.
To meet these challenges, we have been adapting our product portfolio around a common IMS platform that gives our customers the flexibility to build the types of networks and offer the types of services required to best meet the demand for converged broadband services. We combined our mobility and wireline businesses into a single unit, the Network Solutions Group. This change is enabling us to improve our efficiency, market approach and cost structure. We are also focused on the following actions:
•	The implementation of a services-led software strategy that combined the network operations software business with the Services business, which is expected to bring better alignment, focus and efficiency.

•	The optimization of our supply chain network, including the consolidation of our EMS (electronic manufacturing service) providers from four to two.

•	The continuation of business process simplification efforts across the Company, including corporate center functions.
These actions allow us to more effectively focus our efforts and resources on pursuing high-growth areas where we have strong technology, market or customer advantages. We believe that focusing on these areas will allow us to serve our customers better and provide us with the best opportunity to profitably grow the business.
Capital spending in our target markets can change rapidly and can vary over short periods of time. In addition, the timing of customer orders, deployments and acceptances for large network build-outs as well as the general availability of products and software releases may also impact future revenues. As a result of this uncertainty, it is difficult to make accurate forecasts of near- and long-term results and cash flow. In addition, because a limited number of customers accounts for a significant amount of our revenue, our results are subject to fluctuation due to changes in spending by one or more of these customers. Exposure to this type of fluctuation is most prevalent in our Mobility Access and Applications Solutions segment.

The following table includes certain financial information.

	Years ended September 30,
(in millions)	2006	2005	Change	2004	Change
Mobility Access & Applications Solutions	$4,051	$4,660	(13%)	$4,166	12%
Multimedia Network Solutions (MNS)	1,677	1,563	7%	1,498	4%
Converged Core Solutions (CCS)	600	850	(29%)	1,215	(30%)
Services	2,313	2,220	4%	2,044	9%
Intellectual property	130	113	15%	72	57%
Other	25	35	(29%)	50	(30%)

Revenues	$8,796	$9,441	(7%)	$9,045	4%

Gross margin	$3,735	$4,124	$(389)	$3,779	$345
Gross margin rate	42%	44%	(2pts )	42%	2 pts

Operating expenses	$3,066	$2,863	$203	$2,560	$303
Percentage of revenue	35%	30%	5 pts	28%	2 pts

Operating income	$669	$1,261	$(592)	$1,219	$42
Other income, net	224	114		240
Interest expense	324	341		396
Income taxes	42	(151)		(939)

Net income	$527	$1,185		$2,002

As discussed in more detail throughout our MD&A:
•	During fiscal 2006, Mobility Access and Applications Solutions revenues decreased primarily due to lower CDMA sales particularly in the APaC region. CCS revenues decreased due to lower sales of legacy circuit switching and Personal Handyphone Systems (PHS), as declines in these product sales continue to outpace growth in spending on next-generation technologies. Services revenues increased due to higher deployment services.

•	During fiscal 2005, Mobility Access and Applications Solutions revenues continued to increase due to deployment of EVDO and CDMA network expansion in the U.S., as certain of our large customers increase network investment for high-speed mobile data services and deploy additional capacity to support subscriber growth. MNS revenues increased due to higher optical networking sales. CCS revenues decreased due to lower sales of legacy circuit switching and PHS as declines in these product sales continue to outpace growth in spending on next-generation technologies. Services revenues increased due to higher professional services and government contracts.

•	Among other factors, the gross margin rate decreased during fiscal 2006 as a result of unfavorable mix and lower sales volume. The gross margin rate increased during fiscal 2005 as a result of a more favorable mix. The impact of competitive pricing pressures continued to be offset by cost reductions in all periods presented.

•	Fiscal 2006 operating expenses increased primarily due to the Winstar litigation charge and a lower pension credit offset in part by lower accruals for employee incentive awards. Fiscal 2005 operating expenses increased primarily due to lower recoveries of bad debt and customer financing, additional selling expenses to support the Global Sales Organization and Services growth initiatives and higher charges related to various litigation matters.

•	The net pension and postretirement benefit credit (net pension credit) was $429 million, $718 million and $868 million during fiscal 2006, 2005 and 2004, respectively, and is expected to decline by approximately $150 million during fiscal 2007.

•	Valuation allowances were maintained on substantially all of our net deferred tax assets. As a result, federal and certain state and non-U.S. income taxes attributable to pre-tax income were not provided during fiscal 2006, 2005 and 2004. However, income tax benefits were recognized primarily as a result of valuation allowance reversals related to certain carryback claims and other potential sources of taxable income, including an $816 million federal net operating loss carryback claim recognized during fiscal 2004 and additional benefits from the favorable resolution of certain income tax audit matters.

•	Cash and cash equivalents and marketable securities were $3.4 billion and $4.9 billion as of September 30, 2006 and 2005, respectively. During fiscal 2006, cash and marketable securities were used to repay long-term debt of $383 million, collateralize a letter of credit issued in connection with the Winstar judgment of $311 million and for the Riverstone acquisition of $206 million.
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
During the fourth quarter of fiscal 2006, we elected to early adopt Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 123R, “Share-Based Payment”, was adopted on October 1, 2005. There were no other accounting policies adopted during fiscal 2006 that had a material effect on our financial condition or results of operations. Refer to Note 1 to our consolidated financial statements for our significant accounting policies.
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
The percentage-of-completion method of accounting is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. We make important judgments in estimating revenue and cost and in measuring progress toward completion. These judgments underlie our determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are revised periodically based on changes in circumstances. Revenues recognized under the percentage-of-completion method of accounting have increased during recent fiscal years, representing 26%, 25% and 24% of total revenues during fiscal 2006, 2005 and 2004, respectively. The threshold for contracts that qualify for the percentage-of-completion method of accounting was lowered to $5 million from $20 million, which resulted in $44 million of additional revenue recognized during fiscal 2005.
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
Deferred revenue was $540 million and $529 million as of September 30, 2006 and 2005, respectively.
Pension and postretirement benefits
Our results of operations include the impact of significant pension and postretirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets and expected participation rates in retirement health care plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. Our net pension credit was $429 million, $718 million and $868 million during fiscal 2006, 2005 and 2004. Approximately two-thirds of these amounts are allocated to operating expenses, with the balance in costs used to determine gross margin. This allocation is based on a recent comparison of salaries that are related to costs and those that are related to operating expenses. Refer to our “Consolidated Results of Operations” section of this MD&A for a further discussion of changes in the net pension credit and the related impact on our results.
The expected rate of return on pension plan assets used to develop our pension credit was 8.5%, 8.5% and 8.75% during fiscal 2006, 2005 and 2004, respectively, and is determined at the beginning of the period. Changes in the rate were generally due to lower expected future returns based on studies performed by our external investment advisors. Similar changes were made to our expected rate of return on postretirement plan assets due to lower expected future returns, as well as for changes in the mix of assets held. A lower expected rate of return reduces our net pension credit and profitability. We plan to use an expected rate of return of 8.5% for the management plan and 6.75% for the occupational plans during fiscal 2007 which will result in a weighted average rate of about 7.63%. The fiscal 2007 expected rate of return for the occupational plans reflects a significant change in the allocation of plan assets as more assets are invested in fixed income securities rather than equity securities.
The discount rate used to determine our pension credit was 5.5%, 5.5% and 5.75% during fiscal 2006, 2005 and 2004, respectively. The discount rate is determined at the beginning of the period. We plan to use a discount rate of 5.75% during fiscal 2007. Changes in the discount rate were due to increased long-term interest rates. The discount rate is also somewhat volatile because it is determined based upon the prevailing rate as of the measurement date. Similar adjustments were made to the discount rate used to determine our postretirement benefit cost. The discount rate used to determine the postretirement health care benefit costs is slightly lower due to a shorter expected duration of postretirement health care obligations as compared to pension plan obligations. A higher discount rate decreases the plan obligations and increases our net pension credit and profitability for those plans where actuarial losses are being amortized. Otherwise, a higher discount rate decreases our net pension credit and profitability.
The expected rate of return on pension plan assets and the discount rate as well as the amortization of actuarial gains and losses were determined in accordance with consistent methodologies, as described in Note 10 to our consolidated financial statements.

Mortality assumptions were updated as of September 30, 2005, using actual company experience during the most recent four years for retirees and the RP2000 Mortality Table for all other participants. This resulted in an increase in the management pension obligation of approximately $500 million and a decrease in the occupational pension obligation of approximately $200 million during fiscal 2005. Additionally, this change reduced the fiscal 2006 net pension credit by approximately $50 million.
Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the fiscal 2006 net pension credit by approximately $30 million and $45 million, respectively. The impact of changes in the discount rate is different if the resulting actuarial gains or losses are subject to amortization. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the fiscal 2006 net pension credit by approximately $165 million. In addition, a 0.5% increase or decrease in the discount rate would have decreased or increased the fiscal 2006 pension obligation by approximately $1.4 billion and the postretirement obligation by approximately $240 million.
There have been several recent developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003. These legislative changes and recent experience with participation rates for management retiree plans have required us to assess the expected future participation rates of certain retirees in the existing plans. Generally, we assume that approximately 3% to 5% of all retirees subject to cost sharing will opt out of our plans on an annual basis. The impact of these participation rates favorably impacted our annual net pension credit and profitability by approximately $30 million during fiscal 2006. The impact of differences between actual and assumed experience will affect our net pension credit and profitability in the future through the amortization of actuarial gains or losses.
We have taken various actions to reduce our share of retiree health care costs during recent periods, including the shifting of certain costs to our retirees. Our retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired prior to March 1, 1990 are not subject to annual dollar caps on the Company’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of the total retiree health care obligation. Management employees who retired on or after March 1, 1990 have paid amounts above their caps since 2001. The obligation related to plans covering formerly represented retirees who retired on or after March 1, 1990 assumed that annual dollar caps are effective and were enforced beginning November 1, 2004. We either waived or increased these caps in two prior negotiations. Our collective bargaining agreements were ratified during December 2004, and will expire on May 26, 2012.
The collective bargaining agreements address retiree health care benefits, among other items. We agreed to continue to subsidize these benefits up to the established cap level consistent with our current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. We also agreed to establish a $400 million trust that is being funded by us over eight years and managed jointly by trustees appointed by the Company and the unions. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a subject of bargaining between the Company and the unions.
As a result of these changes, our required obligation for retiree health care benefits increased by the net present value of the $400 million of committed contributions to the trust during fiscal 2005. This incremental cost is being amortized over the contract period. We also considered the substantive plan requirements of SFAS No. 106 and have determined that our obligation for retiree health care benefits is appropriately stated based on our past practice of shifting certain costs to retirees and on the actions that are contemplated as a result of the new agreements. The net present value of the required contributions to the new trust is approximately one-third of the amount of the costs that are expected to be in excess of the capped level during the contract period.

The discount rate used to determine the minimum pension liability was 5.75%, 5.5% and 5.5% as of September 30, 2006, 2005 and 2004, respectively. Changes in the discount rate were due to the reasons described above. Market conditions and interest rates significantly affect the future assets and liabilities of our pension plans. The minimum pension liability was eliminated upon the adoption of SFAS 158. Refer to Note 10 to our consolidated financial statements for additional information.
The estimated accumulated benefit obligation related to the U.S. management employees’ pension plan and several other smaller pension plans exceeded the fair value of the plan assets as of September 30, 2005 and 2004. Changes in the minimum pension liability increased our shareowners’ equity by $46 million and $150 million during fiscal 2005 and 2004, respectively. Prior to adopting SFAS 158, additional minimum pension liabilities were reduced by $3.2 billion through a direct credit to accumulated other comprehensive loss. The reduction of these liabilities resulted from plan asset performance and a higher discount rate used to determine the obligation.
Income taxes
Changes in valuation allowances favorably impacted our results of operations by $229 million, $357 million and $1.2 billion during fiscal 2006, 2005 and 2004, respectively. Our valuation allowance for net deferred tax assets was $7.2 billion and $7.3 billion as of September 30, 2006 and 2005, respectively.
We have significant deferred tax assets, resulting from tax credit carryforwards, net operating loss carryforwards and deductible temporary differences that may reduce taxable income in future periods. We also have significant deferred tax liabilities resulting from taxable temporary differences that may result in taxable amounts in future periods. Valuation allowances have been established and maintained for deferred tax assets based on a “more likely than not” threshold. Refer to Note 8 to our consolidated financial statements for further components of the deferred tax assets and liabilities and related valuation allowances.
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
We have not relied upon future taxable income exclusive of temporary differences and carryforwards for the realization of U.S. deferred tax assets during recent periods. Reliance on this source is difficult when there is negative evidence such as cumulative losses in recent years, even if income is reported in the current period. Cumulative losses weigh heavily in the overall assessment. We determine cumulative losses on a rolling twelve-quarter basis. We are no longer in a cumulative loss position in the U.S. as of September 30, 2006. Income forecasts were considered in conjunction with other positive and negative evidence, including our current financial performance, our market environment and other factors. Although U.S. profits were generated in recent periods and we are no longer in a cumulative loss position in the U.S., a substantial amount of the profits were generated from a pension credit that is not currently taxable. As a result, we concluded that there was not sufficient positive evidence to enable us to conclude that it was more likely than not that the net U.S. deferred tax assets would be realized. Therefore, we have maintained a valuation allowance on our net U.S. deferred tax assets. This assessment will continue to be undertaken in the future. Our results of operations might be favorably impacted in the future by reversals of valuation allowances if we are able to demonstrate sufficient positive evidence that our deferred tax assets will be realized.
We have assumed that all of our deferred tax liabilities will ultimately generate taxable income or reduce potential tax deductions. Most of these deferred tax liabilities are related to prepaid pension costs that result primarily from pension credits that are not currently taxable. The tax impacts for pension, retiree health care and other retiree benefits are usually driven by funding requirements. Valuation allowances were reversed in recent periods as a result of reductions in net deferred tax assets driven by pension credits. These reversals have resulted in more reliance on the expected reversal of taxable temporary differences for the realization of deferred tax assets, rather than valuation allowances. We have limited this potential source of future taxable income to the extent of the related deferred tax assets for retiree benefits after considering potential funding scenarios and actions such as Section 420 transfers. We expect that the deferred taxes associated with retiree benefits will be in a net liability position by approximately $125 million as of September 30, 2007, which would result in a corresponding deferred tax charge during fiscal 2007, beginning in the first quarter.
Our assumptions regarding the future tax consequences of retiree benefits might change for various reasons, including changes in legislation, actual return on plan assets, Section 420 transfers, or changes in plan design. Such changes could impact our valuation allowance assessment and necessitate additional charges. In addition, the funded status of our pension, retiree health care and other retiree benefits is required to be recognized in the balance sheet as a result of adopting SFAS 158. The cumulative direct charges in equity to reflect the funded status of these benefits were $3.8 billion as of September 30, 2006. If these amounts were to reverse in future periods, charges to our results of operations will be required for the related deferred tax impacts. The potential deferred tax charges associated with these liabilities were $1.5 billion as of September 30, 2006.
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
We assess the realization of deferred tax assets in each jurisdiction in a manner similar to that discussed above. We reversed $29 million and $81 million of valuation allowances related to non-U.S. tax jurisdictions during fiscal 2006 and 2005, respectively. We determined that it was more likely than not that these net deferred tax assets were realizable based upon actual financial performance and future income projections and certain other factors for those jurisdictions. We were not in a cumulative loss position in these jurisdictions at the time of the reversals.
We assess the likelihood of the ultimate determination of various contingent tax liabilities that arise in many different tax jurisdictions. These tax matters can be complex in nature and uncertain as to the ultimate outcome. We establish reserves for tax contingencies when we believe an unfavorable outcome is likely to occur and the liability can be reasonably estimated, similar to accounting for other contingencies. Although we believe these positions are fully supportable, we consider the likelihood of potential challenges and the sustainability of such challenges upon examination. Changes in our tax reserves have occurred and are likely to continue to occur as our assessments change based on current facts and circumstances, such as further developments and progress of tax examinations in various jurisdictions. The net impact of the reassessments of such changes, primarily from the finalization of tax audits, resulted in the recognition of income tax benefits of $18 million, $130 million and $142 million during fiscal 2006, 2005 and 2004, respectively.

Legal contingencies
We are subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to securities, environmental, labor, product and other matters. These contingencies are often resolved over long periods of time. We assess the likelihood of any adverse judgments in or outcomes to these contingencies, as well as potential ranges of possible losses. Reserves are established when it is probable that a liability has been incurred or an asset has been impaired and the amount of the loss can be reasonably estimated based on a detailed analysis of each individual issue, often with the assistance of outside legal counsel. We also determine whether disclosures are required for each contingency based on this assessment. There are several hundred contingencies that are currently being assessed. Most of these contingencies are not currently reserved because we have determined that it is not probable that a loss has been incurred. New developments, such as a change in settlement strategy or an adverse court ruling, may change our assessment as to the likely outcome or potential range of possible losses. Our most significant reserves are related to environmental matters that are discussed in Note 14 to our consolidated financial statements along with our other significant matters.
Intangible assets
Our intangible assets include goodwill and other acquired intangibles of $607 million, development costs for software to be sold, leased or otherwise marketed of $242 million and internal use software development costs of $97 million as of September 30, 2006. As a result of the Riverstone acquisition in fiscal 2006, goodwill and other acquired intangible assets of $186 million were recorded. Refer to Note 4 to our consolidated financial statements for information related to the purchase price allocation.
Goodwill is not amortized but is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. The annual goodwill impairment tests completed during the fourth quarter of fiscal 2006, 2005 and 2004 did not result in an impairment loss.
As of September 30, 2006, goodwill and acquired intangible assets of $607 million are assigned to reporting units, including $240 million to the data networking reporting unit within the MNS segment, which includes Riverstone-related products, and $174 million to the next-generation converged core solutions reporting unit within the CCS segment, which includes Telica-related products. The estimated fair value of the reporting units used in the most recent impairment test was determined using projected cash flows over a seven-year period discounted at a range of 10% to 25% plus a terminal value. The carrying amounts for the data networking reporting unit and next-generation converged core solutions reporting unit exceeded the estimated fair value without considering the terminal value. If the expected results for these two reporting units are not realized, particularly the next-generation converged core solutions reporting unit, which generated losses in fiscal 2006 and 2005, impairment charges may be required in the future.
Software development costs related to UMTS technology were expensed as incurred during fiscal 2006, 2005 and 2004.

CONSOLIDATED RESULTS OF OPERATIONS
Revenues

	Years ended September 30,
(in millions)	2006		2005		2004
Mobility Access & Applications Solutions	$4,051	46%	$4,660	49%	$4,166	46%
Multimedia Network Solutions (MNS)	1,677	19%	1,563	17%	1,498	17%
Converged Core Solutions (CCS)	600	7%	850	9%	1,215	13%
Services	2,313	26%	2,220	24%	2,044	23%
Intellectual property	130	2%	113	1%	72	1%
Other	25	—	35	—	50	—

Revenues	$8,796	100%	$9,441	100%	$9,045	100%

U.S.	$5,881	67%	$5,936	63%	$5,517	61%
Other Americas (Canada, Caribbean & Latin America)	703	8%	728	8%	537	6%
EMEA (Europe, Middle East & Africa)	1,354	15%	1,337	14%	1,292	14%
APaC (Asia Pacific & China)	858	10%	1,440	15%	1,699	19%

Revenues	$8,796	100%	$9,441	100%	$9,045	100%

Fiscal 2006 vs. 2005
Revenues decreased by 7% during fiscal 2006. The decrease was primarily driven by lower Mobility Access and Applications Solutions and CCS revenues. Refer to the segment discussion later in this MD&A for information on changes in revenues by segment and product.
The revenue decrease in the U.S. during fiscal 2006 was primarily due to lower sales from our two largest customers. Sales to these two customers decreased by approximately $280 million and accounted for 40% of our consolidated sales during fiscal 2006. The decrease in Other Americas was due to lower sales in Canada. The increase in EMEA was primarily due to higher sales in data networking products and services, partially offset by lower sales in Mobility products. The decrease in APaC was primarily due to lower CDMA sales in China driven by further delays in the issuance of 3G licenses, the continuing reduction in PHS sales in China and to a lesser extent, our limited participation in highly competitive market opportunities in India. Revenues from customers in China represented 4% and 9% of consolidated revenues during fiscal 2006 and 2005, respectively, and are expected to continue to decline due to further delays in the issuance of 3G licenses and the continuing reduction in PHS sales and other unfavorable conditions.
Our revenues are subject to fluctuation as a result of changes in customer spending patterns and short-term capital requirements, as well as the timing of customer acceptances. Changes in foreign currency rates did not have a material impact to our consolidated revenues during fiscal 2006.
Fiscal 2005 vs. 2004
Revenues increased by 4% during fiscal 2005. The increase was primarily driven by higher Mobility Access and Applications Solutions revenues, particularly in the U.S., and to a lesser extent, by higher Services revenues. Converged Core Solutions revenues continued to decline.
The increase in the U.S. was due to higher spending by our two largest customers to upgrade their CDMA wireless networks and deploy additional capacity to support subscriber growth. Sales to these two customers increased by approximately $500 million and accounted for 36% of our consolidated sales during fiscal 2005. The increase in Other Americas was due to higher CDMA sales in Venezuela and various product sales in Canada. The increase in EMEA was primarily due to higher sales of certain wireline products and services, as well as favorable foreign currency impacts in Europe. The decline in APaC was primarily due to lower voice networking sales in China, primarily in PHS sales, and the timing of CDMA network deployments in Korea, as well as the completion of a major CDMA project in India during fiscal 2004. Revenues from customers in China represented 9% and 10% of consolidated revenues during fiscal 2005 and 2004, respectively.
Gross Margin

	Years ended September 30,
(in millions)	2006	2005	2004
Gross margin	$3,735	$4,124	$3,779
Gross margin rate	42%	44%	42%
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
The following factors impacted our consolidated gross margin rate during fiscal 2006:
•	The impact of a lower net pension credit decreased the gross margin rate by one percentage point.

•	The impact of lower accruals for employee incentive awards increased the gross margin rate by one percentage point.

•	Historically, our gross margin rate is generally higher in our wireless business as compared to our wireline and services businesses, and higher in the U.S. as compared to non-U.S. regions. The unfavorable impact of the lower percentages of Mobility Access and Applications Solutions revenues to the consolidated revenues and other factors including pricing and product mix accounted for a decrease of approximately two percentage points in the gross margin rate.
The following factors impacted our consolidated gross margin rate during fiscal 2005:
•	The consolidated gross margin rate increased due to lower employee incentive awards and decreased due to a lower net pension and postretirement benefit credit. The net impact of these items increased the consolidated gross margin rate by one percentage point.

•	The net impact of higher provisions for slow moving and obsolete inventories, customer and supplier contract settlements, warranty expenses, and certain customer obligations decreased the consolidated gross margin rate by one percentage point.

•	Historically, our gross margin rate is generally higher in our wireless business than in our wireline and services businesses, and higher in the U.S. than in non-U.S. regions. The favorable impact of the higher percentage of Mobility Access and Applications Solutions and U.S. revenues on the consolidated revenues, cost reductions and revised estimates related to long-term contracts was offset by other factors including pricing and product mix. The net effect of these items increased the consolidated gross margin rate by approximately two percentage points from the comparable prior year period.
Operating Expenses

	Years ended September 30,
(in millions)	2006	2005	Change	2004	Change
Marketing and sales (M&S)	$891	$955	$(64)	$903	$52
General and administration (G&A)	628	794	(166)	620	174

Selling, general and administrative (SG&A) expenses, excluding the following three items:	1,519	1,749	(230)	1,523	226
Winstar litigation	278	—	278	—	—
Provision for (recovery of) bad debts and customer financings	4	(69)	73	(230)	161
Amortization of other acquired intangible assets	27	16	11	3	13

SG&A	1,828	1,696	132	1,296	400
Research and development (R&D)	1,177	1,177	—	1,270	(93)
Merger related expenses	45	—	45	—	—
In-process research and development (IPR&D)	12	—	12	14	(14)
Business restructuring	4	(10)	14	(20)	10

Operating expenses	$3,066	$2,863	$203	$2,560	$303

Salaries and related employee benefits associated with product development, selling and administrative functions are the most significant costs included in operating expenses. These employee-related expenses do not fluctuate significantly with short-term changes in revenue levels. However, employee related expenses may change as a result of salary increases or changes in related benefits, as well as changes in workforce levels. Salary increases are generally provided to employees on an annual basis and were increased by approximately 3 percent effective in December 2005. Changes in the funding levels of short- and long-term employee incentive awards may also impact trends between various periods. Operating expenses are also reflected net of a credit attributed to pension, postretirement and postemployment benefits that are discussed in more detail throughout this MD&A. Changes in this net credit will impact the trends between various periods. To a lesser extent, third-party consulting fees and certain other overhead items, such as information technology- and facility-related costs are also included in operating expenses. Most of the SG&A expenses are included in our Global Sales Organization and shared services, such as general corporate functions. In contrast, most of the R&D expenses are directly associated with research and product development for our wireline and wireless products and included in our reportable segments.

Operating expenses increased during fiscal 2006, primarily due to the Winstar litigation charges. The impact of annual salary increases and a lower net pension and postretirement benefit credit also contributed to the increase. However, this impact was offset by lower accruals for employee incentive awards due to lower than targeted performance in the current year period and slightly lower average workforce levels. The net effect of these compensation and benefit matters impacted M&S, G&A and R&D trends. Our reportable segment results were not impacted by the changes in the net pension and postretirement benefit credit or changes in the funding of employee incentive awards.
SG&A
Fiscal 2006 vs. 2005
SG&A decreased by 13% in fiscal 2006, excluding the impact of the Winstar litigation charge, bad debt and customer financing and amortization of other acquired intangible assets. Reductions of $126 million were primarily attributed to lower average workforce levels and lower overhead from the general corporate centers and the global sales organization. Lower accruals for employee incentive awards of $115 million (including lower sales compensation) and lower litigation charges of $100 million also contributed to the decrease.
The impact of these items more than offset an $87 million lower net pension and postretirement benefit credit, $16 million of higher stock-based compensation expense and less favorable settlements of non-income tax matters and other disputes of $8 million. SG&A charges related to various litigation matters were $14 million and $114 million during fiscal 2006 and 2005, respectively.
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
Provision for (Recovery of) Bad Debts and Customer Financings
Net recoveries during fiscal 2005 and 2004 were due to the favorable settlement or sale of certain fully reserved notes receivable and accounts receivable and significantly lower bad debt and customer financing exposure. These settlements generally occur as a result of the resolution of work-outs and consummation of bankruptcy proceedings. The charges for bad debt and customer financings were $20 million, $14 million and $24 million during fiscal 2006, 2005 and 2004, respectively.
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

R&D
Our R&D investment is focused on enhancing, expanding and evolving our broad portfolio of leading edge technologies and reshaping our product portfolio to capture convergence opportunities. In addition, our R&D investment also supports Bell Labs long-term research programs in such areas as computer science, materials science and bioengineering. We believe our current R&D spending levels and plans are aligned with current and expected market opportunities.
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

	Years ended September 30,
(in millions)	2006	2005	2004
Cost capitalized	$230	$232	$258
Amortization	230	262	281
Fiscal 2006 vs. 2005
R&D expenses were flat in fiscal 2006. Lower accruals for fiscal 2006 employee incentive awards were $97 million. Lower average workforce levels and less discretionary spending of $37 million were primarily from the Services organization. The impact of these items was offset by a $111 million lower net pension credit and $23 million of higher stock-based compensation expense.
Fiscal 2005 vs. 2004
R&D decreased by 7% in fiscal 2005, primarily due to changes in compensation and benefit matters as well as to recent cost-reduction actions in our wireline business. During fiscal 2005, R&D included approximately $135 million of lower employee incentive awards and approximately $55 million of a lower net pension credit.
Merger related expenses
Merger related expenses included proxy material costs and third party professional fees that are directly attributable to the merger transaction with Alcatel.
IPR&D
IPR&D charges resulted from the Riverstone acquisition during fiscal 2006 and the Telica acquisition during fiscal 2004. IPR&D represents technology that has not reached technological feasibility and has no alternative future use. Refer to Note 4 to our consolidated financial statements for information regarding the purchase price allocation.
Goodwill Impairment and Amortization of Other Acquired Intangible Assets
The increase in the amortization of other acquired intangible assets were related to the acquisition of Riverstone and Telica, respectively. Refer to the “Application of Critical Accounting Estimates” for further discussion.

Business Restructuring

	Years ended September 30,
(in millions)	2006	2005	2004

Employee separations	$—	$(5)	$(14)
Contract settlements	(1)	(2)	(15)
Facility closings	5	(3)	12
Other	—	—	(3)

Restructuring costs (reversals)	4	(10)	(20)
Asset write-downs	—	—	1
Net gains on sales	—	—	(1)

Net charges (reversals)	$4	$(10)	$(20)

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
The remaining reserve requirements are related to leases on exited facilities as of September 30, 2006. Facility exit costs of $113 million are expected to be paid over the remaining lease terms and are reflected net of expected sublease rental income of $68 million. Expected market conditions for commercial real estate are received from real estate brokers for most facilities and are considered in estimating the sublease rental income. Additional charges or reversals may be required if the expected amount of sublease rental income changes in the future or if other circumstances change.

Pension, Postretirement and Postemployment Benefits

	Years ended September 30,
(in millions)	2006	2005	2004

Pension benefit credit	$(660)	$(973)	$(1,111)
Postretirement benefit cost	231	255	243

Net pension and postretirement benefit credit	$(429)	$(718)	$(868)

Postemployment benefit cost	$91	$72	$40

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
The pension credit is determined under complex rules using actuarial assumptions. The rules provide for various smoothing techniques under which gains and losses are spread over future periods. The largest component of the pension credit is the expected return on plan assets. This amount is partially offset by the assumed interest cost on the benefit obligations, the service costs and amortization of unrecognized gains and losses. Our pension plans are well funded. The fair value of pension plan assets was $35.1 billion and exceeded the related benefit obligation by $5.2 billion as of September 30, 2006. Significant pension actuarial assumptions for fiscal 2006 expense include an 8.5% expected rate of return on plan assets and a 5.5% discount rate used in determining the interest cost. This 3% rate differential is a significant reason why we recognize a pension credit. The postretirement benefit costs are determined in a similar manner. However, most of these benefit obligations are unfunded, and therefore the interest costs on the benefit obligations exceed the expected return on plan assets.
Approximately two-thirds of the net credit is reflected in operating expenses, with the balance in costs used to determine gross margin.
The decrease in the net pension and postretirement benefit credit during fiscal 2006 was primarily due to:
•	Reductions in the market-related value of plan assets due to the impact of actual losses incurred on plan assets during fiscal 2002 and 2001.

•	Changes in mortality assumptions as of September 30, 2005.
The decrease in the net pension and postretirement benefit credit during fiscal 2005 was primarily due to:
•	Reduction in the market-related value of plan assets due to the impact of actual losses incurred on plan assets during fiscal 2002 and 2001.

•	Reduction in the expected rate of return on pension plan assets.

•	Impact of the collective bargaining agreements that were ratified in December 2004.
However, these items were partially offset by the impact of the following items:
•	Reduction in the discount rate.

•	Full year recognition of the prescription drug benefit under Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Modernization Act) and expected reduction in plan participation rates as a result of recent experience and the Medicare Modernization Act.
During the third quarter of fiscal 2006, the allocation of U.S. pension plan assets was changed as part of a routine periodic review. The overall pension plan asset portfolio now reflects a balance of investments split about 50/50 between equity and fixed income securities compared to the previous split of about 75 percent equity and 25 percent fixed income. We believe this action was prudent given the demographics, funded status and future obligations for our pension plans.
The shift in asset allocation from equities to fixed income securities related to the occupational pension plan whose participants include formerly represented retirees. Assets in this pension plan are currently well in excess of liabilities, and the plan fiduciaries, acting in accordance with advice from an independent external asset allocation advisor, determined that a higher allocation to fixed income securities would be in the best interests of the plan participants.
As a result of this change in asset allocation, we currently anticipate the expected rate of return on plan assets will decrease by about one percentage point during fiscal 2007. The fiscal 2007 net pension credit will be impacted by this change as well as by other important factors such as a 25 basis point increase in the discount rate, driven by prevailing interest rates at September 30, 2006 and differences between our actuarial assumptions and actual results for this fiscal year. We currently expect a reduction in the fiscal 2007 net pension credit of approximately $150 million as a result of these changes and factors. Actual result may differ from these preliminary expectations.
Refer to Note 10 to our consolidated financial statements and the “Application of Critical Accounting Estimates” for further information.
Stock-Based Compensation Expense
SFAS 123R was adopted on October 1, 2005 and requires among other items, the recognition of stock option expense in the results of operations. The modified prospective transition method was elected, therefore prior period results were not restated. Stock-based compensation expense was $85 million and $35 million during fiscal 2006 and 2005, respectively.
Stock-based compensation expense recognized in the results of operations during fiscal 2006 was $182 million lower than the pro forma amount determined under the fair value-based method and disclosed in accordance with SFAS 123 for fiscal 2005. This reduction was primarily due to the amortization of previously unvested awards over the original vesting periods and lower fair value amounts attributed to the more recent awards. There were no significant modifications to existing awards or acceleration of vesting periods during fiscal 2006 and 2005.
Refer to Note 11 to our consolidated financial statements for more information on stock-based compensation.
Other Income, Net

	Years ended September 30,
(in millions)	2006	2005	2004

Interest income	$177	$121	$89
Interest income on tax refunds and settlements	3	88	135
Legal (settlements) recoveries	18	(65)	(84)
SEC settlement	—	—	(25)
Winstar post-judgment interest	(9)	—	—
Minority interest	34	(30)	(6)
Other-than-temporary write-down of investments	(8)	(20)	(22)
Gain (loss) on sale of investments	(14)	(4)	75
Loss on extinguishment of convertible securities and debt, net	—	(11)	(7)
Other, net	23	35	85

Other income, net	$224	$114	$240

Fiscal 2006
The increase in interest income was primarily due to higher average marketable securities balances and higher interest rate yields.
Legal (settlements) recoveries during fiscal 2006 were related to a third party indemnification associated with the previously settled consumer products leasing lawsuit. Refer to Note 14 to our consolidated financial statements for more information on legal settlements.
One of our joint ventures recognized a loss during fiscal 2006. The loss recognized by the joint venture during fiscal 2006 included internal pricing adjustments related to certain prior periods.
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
Interest income on tax refunds and settlements was due primarily to the favorable resolution of certain prior-year federal income tax audits and to the recognition of a federal net operating loss carryback claim under tax-sharing agreements with AT&T, Avaya and Agere. Refer to Note 8 to our consolidated financial statements for further information on these tax matters.
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
We reached an agreement with the SEC and paid a $25 million fine in connection with the SEC’s investigation into our revenue recognition issues previously identified in November and December of 2000. The final judgment and consent decree to settle the investigation with the SEC was entered into in May 2004.
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
Interest Expense
Fiscal 2006 vs. 2005
Interest expense decreased by $17 million to $324 million during fiscal 2006, primarily due to extinguishment of convertible securities and certain other debt obligations.
Fiscal 2005 vs. 2004
Interest expense decreased by $55 million to $341 million during fiscal 2005, primarily due to the extinguishment of convertible securities and certain other debt obligations.

Income Taxes

	Years Ended September 30,
(in millions)	2006	2005	2004

Carryback claims	$—	$(19)	$(844)
Favorable resolution of prior-period tax audits	(18)	(130)	(142)
Reversal of non-U.S. valuation allowances	(29)	(81)	(17)
Non-U.S. and state income taxes attributed to pre-tax income	89	79	64

Income taxes	$42	$(151)	$(939)

Valuation allowances were reversed due to the recognition of certain net operating loss carryback claims, including a claim of $816 million that was recognized during fiscal 2004 that was related to the carryback of our fiscal 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T consolidated group. The other carryback claims recognized were primarily related to taxes paid in prior years by our former foreign sales corporation and previously merged companies, including a $21 million tax refund (including interest of $2 million) received during the first quarter of fiscal 2006. This tax refund was not previously recognized until the fourth quarter of fiscal 2005 due to the uncertainty of receiving the refund from an unaffiliated third party. Interest income related to these claims was $43 million and $45 million during fiscal 2005 and 2004, respectively.
Certain income tax benefits were recognized due to the favorable settlement of audit matters related to the years 1990 through 2005, including matters with a previously merged company and the settlement of certain matters under tax-sharing agreements with AT&T, Avaya and Agere. We also recognized interest income related to these settlements of $45 million and $90 million during fiscal 2005 and 2004, respectively.
Valuation allowances related to certain non-U.S. tax jurisdictions that exited a cumulative loss position were reversed based on our assessment that it was more likely than not that those deferred tax assets will be realizable based on income projections and certain other factors for those jurisdictions.
The realization of our deferred tax assets is dependent upon the existence of taxable income during future periods. During fiscal 2004, 2005, and 2006, most of our pretax income in the U.S. was generated from a pension credit that is not currently taxable. As a result, even though we exited a cumulative loss position during the fourth quarter of fiscal 2005, we have concluded that there was not sufficient positive evidence to enable us to conclude that it was more likely than not that the U.S. deferred tax assets would be realized. Therefore, we have continued to maintain a valuation allowance on our net U.S. deferred tax assets.
However, the expected future tax consequences of deferred tax liabilities generated primarily from our pension credit continue to be relied upon to support the deferred tax assets of other retiree benefits. This resulted in not providing taxes attributable to U.S. income during fiscal 2006, 2005 and 2004 as valuation allowances were reversed to the extent of increases in deferred tax liabilities. We expect that the U.S. deferred taxes associated with retiree benefits will be in a net liability position as of September 30, 2007.
We currently expect to recognize non-cash impacting U.S. deferred taxes of approximately $125 million for the above item during fiscal 2007. Expected U.S. deferred tax expense will be recognized throughout the year and is likely to change during fiscal 2007 as a result of a number of variables, including our assessment of the future realization of deferred tax assets.
Refer to the “Application of Critical Accounting Estimates” in this MD&A and Note 8 to our consolidated financial statements for more detail regarding income taxes.

RESULTS OF OPERATIONS BY SEGMENT
Mobility Access and Applications Solutions

	Years ended September 30,
(in millions)	2006	2005	Change	2004	Change

U.S.	$3,360	$3,481	(3%)	$2,992	16%
Non-U.S.	691	1,179	(41%)	1,174	—

Total revenues	$4,051	$4,660	(13%)	$4,166	12%

Gross margin %	55%	54%	1 pt	51%	3 pts

Segment income	$1,422	$1,704	$(282)	$1,290	$414

Return on sales	35%	37%	(2 pts)	31%	6 pts

Fiscal 2006 vs. 2005
Mobility Access and Applications Solutions revenues reflected a $627 million decrease in Mobility Access Solutions and an $18 million increase in Applications Solutions. U.S. revenues decreased primarily due to a slow-down in spending on some of our current-generation wireless solutions, including lower CDMA sales to our two largest customers as certain initial stages of large high-speed data network build-outs are nearing completion. Expansion and upgrades for these high-speed data network build-outs, combined with similar deployments by other customers, will continue to drive our CDMA revenues in the U.S. These two customers accounted for 64% and 62% of total Mobility Access and Applications Solutions revenues during fiscal 2006 and 2005, respectively. Including these two customers, the five largest Mobility Access and Applications Solutions customers accounted for 82% and 79% of total Mobility Access and Applications Solutions revenues during fiscal 2006 and 2005, respectively. The decline in revenues from the two largest customers was offset by additional revenues related to a large UMTS contract in the U.S. Non-U.S. revenues decreased primarily due to lower CDMA sales in China driven by the delay of 3G licenses and to a lesser extent, lower UMTS data card sales in EMEA and our selective participation in highly competitive market opportunities in India.
Approximately 89% of Mobility Access and Applications Solutions revenues are currently generated from CDMA technology. We expect revenues related to a large UMTS contract in the U.S. will continue to grow during fiscal 2007. We are conducting third-generation UMTS / W-CDMA trials in China.
Consolidation has occurred with several large U.S. wireless service providers and may have impacted capital spending in certain situations. These events may continue to present opportunities for us to assist in integration efforts or to expand our products/services or technologies in certain networks where they were not previously utilized. However, events may impact our future revenue trends as these service providers assess potential technology migrations to common platforms or leverage excess capacity. In addition, the timing of awards of licenses and spectrum to service providers and the technologies that ultimately will be deployed in certain markets, such as China, may also impact future revenue.
Future quarterly revenue trends may be volatile as a result of the high concentration of revenue among a limited number of customers and the resulting exposure to their spending patterns and the general availability of next-generation products.
R&D investment in Mobility Access and Application Solutions is focused primarily on CDMA and UMTS next-generation technologies and includes expenses associated with UMTS product trials with certain customers. This investment continues to support our leadership position in spread-spectrum technology and our development of high-speed mobile data solutions.
Segment income decreased primarily due to a $285 million decrease in gross margin and slightly offset by a $3 million decrease in operating expenses. The decrease in gross margin was primarily due to lower sales volume.

Fiscal 2005 vs. 2004
Mobility Access and Applications Solutions revenues increased $494 million. U.S. revenues increased primarily due to higher sales to Verizon Wireless and Sprint Nextel as they executed their EVDO deployment and CDMA network investment for high-speed mobile data services and additional network capacity. These two customers accounted for 62% and 60% of Mobility Access and Applications Solutions revenues during fiscal 2005 and 2004, respectively. Including these two customers, five customers accounted for 79% and 77% of Mobility Access and Applications Solutions revenues during fiscal 2005 and 2004, respectively. Non-U.S. revenues increased primarily in Other Americas due to higher CDMA sales in Brazil, Venezuela and Canada. These increases were partially offset by lower revenues in APaC resulting from the timing of obtaining customer acceptance for a CDMA project in India in the prior period. Approximately 91% of fiscal 2005 Mobility Access and Applications Solutions revenues were derived from CDMA technology.
Segment income increased due to a $382 million increase in gross margin and a $32 million decrease in operating expenses. The increase in gross margin was primarily due to higher sales volume and to a lesser extent, a three-percentage point improvement in the gross margin rate due to a more favorable geographic mix.
Multimedia Network Solutions (MNS)

	Years ended September 30,
(in millions)	2006	2005	Change	2004	Change
Data and access	$777	$725	7%	$727	—
Optical networking	900	838	7%	771	9%

Total revenues	$1,677	$1,563	7%	$1,498	4%

U.S.	$717	$623	15%	$631	(1%)
Non-U.S.	960	940	2%	867	8%

Total revenues	$1,677	$1,563	7%	$1,498	4%

Gross margin %	30%	31%	(1pt )	35%	(4 pts )

Segment income	$127	$112	$15	$167	$(55)

Return on sales	8%	7%	1pt	11%	(4 pts )

Fiscal 2006 vs. 2005
MNS revenues increased by $114 million. U.S. revenues increased primarily due to higher optical networking sales. Non-U.S. revenues increased primarily from higher data and access sales in Europe, partially offset by lower sales of all MNS products in APaC. Five customers accounted for 41% and 39% of MNS revenues during fiscal 2006 and 2005, respectively.
R&D investment in MNS supports a broad array of current and next-generation technologies, including metro optical and broadband networking solutions.
Segment income increased due to a $32 million increase in gross margin which was partially offset by a $17 million increase in operating expenses. The higher gross margin was driven by higher revenues. The increase in operating expenses was primarily due to higher expenses related to the Riverstone acquisition including in-process R&D, intangible asset amortization and additional headcount related expenses.
Fiscal 2005 vs. 2004
MNS revenues increased by $65 million. The increase in non-U.S. regions primarily resulted from higher sales in optical networking products and certain data and access products in Europe. Five customers accounted for 39% and 43% of MNS’s revenues during fiscal 2005 and 2004, respectively.

Segment income decreased due to a $52 million decrease in gross margin and a $3 million increase in operating expenses. The lower gross margin was due to a four-percentage point decrease in the gross margin rate. The gross margin rate decreased due to unfavorable product mix and higher-inventory related charges and as well as certain reserve reversals and settlements recognized during the prior period.
Converged Core Solutions (CCS)

	Years ended September 30,
(in millions)	2006	2005	Change	2004	Change
U.S.	$334	$422	(21%)	$644	(34%)
Non-U.S.	266	428	(38%)	571	(25%)

Total revenues	$600	$850	(29%)	$1,215	(30%)

Gross margin %	43%	30%	13 pts	32%	(2 pts )

Segment income	$70	$36	$34	$223	$(187)

Return on sales	12%	4%	8 pts	18%	(14 pts )

Fiscal 2006 vs. 2005
CCS revenues declined by $250 million. The decline in U.S. revenues was attributed to circuit switching products. Lower non-U.S. sales were attributed to lower PHS sales in China. Five customers accounted for 48% and 56% of CCS revenues during fiscal 2006 and 2005, respectively.
Circuit switching revenues declined by $94 million to $309 million. PHS revenues declined by $141 million to $103 million. Traditional circuit switching product sales have been declining at a faster rate than the growth in next-generation technologies. This decline is more prevalent in the U.S. PHS sales declined as service providers in China curtailed their spending in preparation for transitioning to 3G networks . CCS’s remaining revenues consisted primarily of sales of next-generation products and refurbished equipment.
Although customer-spending levels for CCS products may not change significantly in the aggregate, the mix of what is purchased is likely to continue to change or fluctuate. Our future revenues will be impacted by our success in offering a product portfolio that effectively addresses customer needs. CCS revenues may continue to decline due to the transition to next-generation networks.
R&D investment in CCS supports a broad array of current and next-generation technologies, including IMS and VoIP.
Segment income increased primarily due to a $30 million decrease in operating expenses. The decrease in operating expense was due to lower R&D spending attributed to lower average employee workforce levels and higher SG&A expense from a legal settlement in the prior year period.
Fiscal 2005 vs. 2004
CCS revenues declined by $365 million. The decline in the U.S. revenue was attributed to legacy circuit switching products. Lower non-U.S. sales were attributed to lower PHS sales in China. Five customers accounted for 56% and 58% of CCS revenues during fiscal 2005 and 2004, respectively.
Circuit switching revenues declined by $155 million to $403 million. PHS revenues declined by $138 million to $244 million. Traditional circuit switching product sales have been declining at a faster rate than the growth rate of next-generation technologies. This decline was most significant in the U.S., where certain customers shifted their spending to other areas, such as fiber-to-the-premise and broadband access, in response to competitive factors from cable service providers. PHS sales declined as service providers in China curtailed their spending in preparation for transitioning to 3G networks. CCS’s remaining revenues consisted primarily of sales of next-generation products and refurbished equipment.

Segment income decreased due to a $134 million decrease in gross margin and a $53 million increase in operating expenses. The lower gross margin was due to a two-percentage point decrease in the gross margin rate. The gross margin rate decreased due to the impact of lower sales volume and unfavorable product mix. Operating expenses increased primarily due to additional R&D expense in next-generation technologies driven by the Telica acquisition.
Services

	Years ended September 30,
(in millions)	2006	2005	Change	2004	Change
U.S.	$1,317	$1,263	4%	$1,128	12%
Non-U.S.	996	957	4%	916	4%

Total revenues	$2,313	$2,220	4%	$2,044	9%

Gross margin %	25%	29%	(4 pts )	28%	1 pt

Segment income	$314	$344	$(30)	$302	$42

Return on sales	14%	15%	(1 pt )	15%	—

Fiscal 2006 vs. 2005
Services revenues increased by $93 million. U.S. revenues increased primarily due to a large UMTS contract, offset by lower government revenues. Non-U.S. revenues increased due to higher revenues in all regions except APaC including China. Five customers accounted for 47% and 46% of Services revenues during fiscal 2006 and 2005, respectively.
Deployment services increased by $110 million primarily related to a large UMTS contract. Managed services increased by $22 million. These increases were partially offset by lower professional services revenues of $45 million primarily due to lower government revenues.
Segment income decreased due to a $70 million decrease in gross margin that was partially offset by a $40 million decrease in operating expenses. The decrease in gross margin was due to the lower gross margin rate primarily driven by a large UMTS contract. The decrease in operating expense was primarily attributed to lower average workforce levels.
Fiscal 2005 vs. 2004
Services revenues increased by $176 million. Revenues increased in the U.S. and in the non-U.S. regions, primarily in Other Americas and EMEA. Five customers accounted for 46% and 41% of Services revenues during fiscal 2005 and 2004, respectively.
Professional services increased by $241 million primarily due to government contracts, including a project in Iraq, and services for wireless customers. Deployment services decreased by $64 million due to a decrease in sales of wireline products that required installation, as well as a decline in services related to preparing sites for placement of wireless network equipment.
Segment income increased due to a $66 million increase in gross margin that was offset by a $24 million increase in operating expenses. The higher gross margin resulted from an increase in the gross margin rate and higher revenues. The gross margin rate increased by one-percentage point as a result of lower average employee workforce levels. Operating expenses increased due to higher sales and marketing expenses incurred to further expand worldwide service offerings.

LIQUIDITY AND CAPITAL RESOURCES
Cash, cash equivalents and marketable securities were approximately $3.4 billion and $4.9 billion as of September 30, 2006 and 2005, respectively. As discussed in more detail below, the fiscal 2006 cash flows included payment of fiscal 2005 employee incentive awards, additional working capital and cash used to repay debt, to collateralize a letter of credit issued in connection with the Winstar judgment and for the Riverstone acquisition. Summarized annual cash flow information and key working capital metrics are as follows:

(in millions)	2006	2005	2004
Net income	$527	$1,185	$2,002
Non-cash items	(46)	(361)	(587)
Changes in working capital	(422)	(133)	18
Other changes	(531)	26	(799)

Operating activities	$(472)	$717	$634

Investing activities	$(268)	$(1,268)	$(869)

Financing activities	$(340)	$(421)	$(239)

Days sales outstanding in accounts receivable	57	52	51
Inventory turnover	7.9	7.2	6.9
Days sales outstanding in working capital	44	30	23
Operating Activities
Our operating results and resulting cash flows have fluctuated during the past few years due to changes in revenue levels, cost reductions and other factors discussed throughout this MD&A. The following discussion is intended to further explain differences between net income and cash flow.
Non-cash items include items that are not expected to generate or require the use of cash, such as the pension credit and depreciation and amortization. In addition, charges or credits related to the changes in the fair value of warrants issued in connection with the global settlement of our shareowner lawsuit impacted the non-cash items through the first quarter of fiscal 2005.
Changes in working capital requirements include changes in receivables, inventories and contracts in process, accounts payable and deferred revenue. Working capital requirements are impacted by the timing of cash collections, customer billings and accounts payable disbursements. The increase in the days sales outstanding in working capital during fiscal 2006 was driven primarily by an increase in accounts receivable and contracts in process and a reduction in accounts payable. We periodically sold certain non-U.S. accounts receivable with extended payment terms where it was cost effective to do so. We sold $135 million and $226 million of receivables during the fiscal years ended September 30, 2006 and 2005, respectively. This impact is reflected in the changes in receivables. Receivables with extended payment terms were $251 million and $225 million as of September 30, 2006 and September 30, 2005, respectively.
Generally, working capital requirements will increase or decrease with changes in quarterly revenue levels. In addition, working capital requirements might be impacted by changes in payment terms, the timing of attaining billing milestones and collections performance.
The timing of certain payments will also impact our cash flow. For example, while employee incentive awards are accrued throughout the fiscal year, they are generally paid during the first quarter of the subsequent fiscal year. Annual incentive awards of approximately $350 million were paid during the first quarter of fiscal 2006. In addition, approximately $100 million was paid under a three-year long-term incentive program (2003-2005 cycle) during the first quarter of fiscal 2006. This long-term incentive program was introduced for approximately 1,100 employees in advanced leadership positions during fiscal 2003. Annual incentive awards related to fiscal 2006 of $110 million and long-term incentive awards of $80 million are expected to be paid during the first quarter of fiscal 2007.
Fiscal 2006 other changes included capitalized software of $230 million, legal settlement payments of $104 million, funding of $49 million for deferred compensation and non-qualified pension benefits related to certain current and retired officers. The impact of these items was partially offset by the impact of $287 million of reserves (including $9 million of post judgment interest) provided for as a result of the Winstar judgment.
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
Investing Activities
Fiscal 2006 investing activities included net sales and maturities of marketable securities of $418 million. Although we have the ability and intent to hold these marketable securities until maturity, we may continue to purchase and sell marketable securities in an attempt to improve our investment returns. We also used $206 million of cash to purchase certain net assets of Riverstone Networks, a supplier of carrier-grade Ethernet routers for the telecommunications industry. Changes in restricted cash included $312 million of cash used to collateralize a letter of credit issued in connection with the Winstar judgment. The remaining cash used in investing activities was for capital expenditures of $195 million, including internal-use software of $42 million.
Fiscal 2005 investing activities included net purchases of marketable securities of $1.0 billion and capital expenditures of $221 million, of which $60 million was for internal-use software.
Fiscal 2004 investing activities included net purchases of marketable securities of $821 million and capital expenditures of $157 million, of which $54 million was for internal use software. Partially offsetting these cash outflows were cash proceeds of $63 million from the sale of certain manufacturing and real estate facilities in the U.S. and China.
Financing Activities
We are currently authorized by our board of directors to extinguish certain of our convertible securities and other debt obligations prior to maturity. During the past few years, we retired convertible securities and certain other debt obligations in exchange for shares of our common stock and cash, in separate, multiple and privately-negotiated transactions.
Fiscal 2006 financing activities included $383 million of cash to repay or repurchase certain debt obligations including $368 million related to our 7.25% notes that matured during July 2006. We also received net proceeds of $46 million from the issuance of 26 million common shares primarily for certain employee benefit plans.
Fiscal 2005 financing activities included $547 million of cash to repay or repurchase certain debt obligations and convertible securities. We also received net proceeds of $126 million from the issuance of 48 million common shares primarily for certain employee benefit plans.
Fiscal 2004 financing activities included $500 million of cash to repay or repurchase certain debt obligations and convertible securities, including $249 million under our recapitalization program and $216 million of variable interest notes related to our Insured Special Purpose Trust. We also received net proceeds of $276 million from the issuance of 91 million common shares for certain employee benefit plans.
Cash Management
Achieving optimal returns on our cash balance involves concentrating domestic cash in a primary account with our lead bank in order to make efficient investment decisions in various instruments and maturities. Short-term domestic cash is invested daily in money market funds. Strategic short- and long-term domestic cash is outsourced to various fund managers and the portfolio consists of investment-grade debt securities such as treasury notes, corporate bonds, high-quality asset-backed securities and government agency bonds, with various maturities. International cash is invested in international money market funds, time deposits and other bank accounts. Approximately 74% of our cash, cash equivalents and marketable securities were held domestically as of September 30, 2006.
Future Capital Requirements and Funding Sources
We do not expect that our operations will generate cash on a sustainable basis until our pre-tax income exceeds the amount of net non-cash income items, which have been driven primarily by our pension credit. Our pension credit was $660 million, $973 million and $1.1 billion during the fiscal years ended September 30, 2006, 2005 and 2004, respectively. Our cash requirements during the next few years are primarily related to funding our operations, retiree health care obligations, capital expenditures, potential acquisitions, debt obligations and related interest and other matters discussed below. We have the right to redeem $486 million of 8% convertible securities for cash after August 14, 2006. These securities are redeemable at the option of the holders on August 2, 2007 whereby we have the right to satisfy the redemption with cash, shares of our common stock, or a combination of both.
We believe our cash and cash equivalents of $1.3 billion and marketable securities of $2.1 billion as of September 30, 2006 are sufficient to fund our cash requirements for fiscal 2007 as well as the following few years. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If sources of liquidity are not available or if we cannot generate sufficient cash flow from operations, we might be required to obtain additional sources of funds through additional operating improvements, capital market transactions, asset sales or financing from third parties, or a combination thereof. We cannot provide assurance that these additional sources of funds will be available or, if available, would have reasonable terms.
The remaining cash requirements for our restructuring program are expected to be $114 million, primarily for lease obligations over the remaining lease terms, net of expected sublease rental income of $68 million. The cash requirement could increase in the future if the expected sublease income is not realized.
Our U.S. pension plans meet the requirements of ERISA’s current funding rules, and we do not expect to make contributions to our qualified U.S. pension plans through fiscal 2008. We also currently believe that it is unlikely that any required contributions would have a material effect on our liquidity through fiscal 2011. Annual contributions to our non-qualified and non-U.S. pension plans are expected to be approximately $60 million in each of the next five fiscal years.
On August 17, 2006, President Bush signed into law the Pension Protection Act of 2006. The principal changes under this legislation relate to the way assets and liabilities are valued to determine required pension contributions. This legislation also impacts the timing and manner of required contributions to under-funded pension plans. The Pension Protection Act contains Section 420 Amendments that we were pursuing as discussed in more detail below.

We currently provide retiree health care benefits for our retirees in the U.S., including 44,000 management retirees and 66,000 formerly represented retirees as well as an additional 64,000 dependents of retirees. The obligations and plan assets for management and formerly represented retirees are accounted for separately. Historically, retiree health care benefits were funded through plan assets set aside in trusts and transfers of excess pension assets. There are currently no plan assets available in these trusts to fund the obligations of the management retirees. There are $104 million of assets in trusts as of September 30, 2006, that are available to fund the obligations of the formerly represented retirees.
We are permitted to transfer pension plan assets that are in excess of 125% of pension plan obligations under Section 420 of the Internal Revenue Code to fund annual retiree health care benefits. Our cumulative Section 420 transfers were $1.9 billion, although no transfers were made within the management retiree plan since fiscal 2002 or within the formerly represented retiree plan since fiscal 2003. There were approximately $2.2 billion of pension plan assets that would be eligible for a conventional Section 420 transfer in our formerly represented retiree plan as of the most recent valuation (January 1, 2006). The funding levels for our management retiree pension plans were below the required thresholds that would allow for Section 420 transfers. If a conventional Section 420 transfer is made, we are required to maintain a certain level of cost per participant for a period of five years beginning with the year of transfer.
The Pension Protection Act allows an employer to fund more than one year’s retiree health care benefits through a Section 420 transfer and permit the terms of an enforceable collective bargaining agreement to serve as an alternative to the maintenance of cost requirements described above. Under this new type of transfer, pension assets in excess of 120% of obligations would be available to fund retiree health care costs. There were approximately $2.8 billion of pension plan assets that would be eligible for a collectively bargained Section 420 transfer as of the most recent valuation (January 1, 2006). However, additional changes are being pursued as technical corrections that are related to minimum pension funding thresholds of 120% following a collectively bargained Section 420 transfer that would facilitate our ability to provide a collectively bargained level of retiree health care benefits.
With suitable legislation, we believe it is likely that almost all of the funding required for formerly represented retirees (assuming the present level and structure of benefits) could be addressed through Section 420 transfers based on current actuarial assumptions. However, no assurances can be given that we will be successful in these efforts or that other legislative changes will not be adopted that will adversely affect the amount of pension plan assets that would be available for Section 420 transfers.
Our collective bargaining agreements with our unions currently provide that if suitable legislation is not obtained by June 30, 2007, our obligation to fund a $400 million trust for represented retiree health care by 2012 will terminate, and we can change the level of the subsidy for represented retiree health care at our sole discretion beginning January 1, 2008, subject to the maintenance of cost requirements that expire on September 30, 2007.
We are planning to make a collectively bargained Section 420 transfer during December 2006 of no more than $550 million for formerly represented retirees to cover costs from October 1, 2006 through December 31, 2007.
Assuming the present level and structure of benefits, our expected cash requirements for funding retiree health care benefits and other postretirement benefits are expected to be $126 million during fiscal 2007 and are expected to increase to $315 million, $489 million, $469 million and $443 million during the next four consecutive fiscal years due to the depletion of plan assets held in trusts. These amounts include the collectively bargained Section 420 transfer discussed above and the expected annual Medicare Part D subsidy of approximately $70 million. These expected funding requirements are subject to change.

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
Contractual obligations

	Payments due during the years ending September 30,
(in millions)	Total	2007	2008 and 2009	2010 and 2011	2012 and thereafter
Long-term debt (a)	$5,081	$486	$202	$750	$3,643
Interest on long-term debt (a)	3,577	285	488	448	2,356
Operating leases (b)	775	147	207	147	274
Unconditional purchase obligations (c)	553	486	65	2	—

Total (d) (e)	$9,986	$1,404	$962	$1,347	$6,273

(a)	The long-term debt principal amounts exclude $31 million of fair value basis adjustments and unamortized discounts. Refer to Note 9 to our consolidated financial statements for additional information related to long-term debt and convertible securities, including early redemption features.

(b)	The contractual obligations under operating leases exclude approximately $150 million of potential lease obligations that were assigned to Avaya, Agere and other entities for which we remain secondarily liable. The operating lease obligations for facilities reserved under our restructuring program of $127 million are included in the table.

(c)	Unconditional purchase obligations include all commitments to purchase goods or services that are noncancelable or would impose a penalty if the agreements were cancelled prior to expiration. In these situations, the amount of the penalty was included in the “2007” column in the table above. Amounts exclude obligations included in accounts payable as of September 30, 2006.

(d)	Certain other long-term liabilities of $775 million are excluded in the above table because they do not represent contractual obligations as defined by the SEC’s rules. These liabilities are primarily contingencies related to tax, litigation and insurance matters, long-term employee compensation and non-cash items, such as deferred income taxes and minority interest. The estimated future cash payments for these items are expected to be $279 million during fiscal years 2008 through 2009, $100 million during fiscal years 2010 through 2011, and $143 million during 2012 and thereafter. Other long-term liabilities related to facility reserves in connection with our restructuring plans are included in the operating leases caption.

(e)	Obligations related to pensions, postretirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 10 to our consolidated financial statements and the above discussion for a summary of our expected contributions to these plans.
Other commercial commitments

	Amounts expiring during the years ending September 30,
(in millions)	Total	2007	2008 and 2009	2010 and 2011	2012 and thereafter
Letters of credit (a)	$493	$454	$27	$1	$11
Undrawn customer commitments	11	—	6	5	—
Approved but not available customer commitments	26	—	—	—	26

Total	$530	$454	$33	$6	$37

(a)	Refer to Note 13 to our consolidated financial statements for further information.
Customer Financing Commitments
We may provide or commit to additional customer financings on a limited basis. We are focusing on the larger service providers that typically have less demand for such financing. We carefully review requests for customer financing on a case-by-case basis. Such reviews assess the credit quality of the individual borrowers, their respective business plans and market conditions. We also assess our ability to sell or transfer the undrawn commitments and drawn borrowings to unrelated third parties. Our net exposure for customer financing commitments was not material as of September 30, 2006. Refer to Note 13 of our consolidated financial statements for additional information.
Credit Ratings
Our credit ratings are below investment grade. Any credit downgrade affects our ability to enter into and maintain certain contracts on favorable terms and increases our cost of borrowing. Our credit ratings as of December 14, 2006, are as follows:

Liability to
subsidiary trust
		8.00% convertible	issuing
Rating Agency	Long-term debt	securities	preferred securities	Last change

Standard & Poor’s(a)(b)	B+	B	B-	Upgraded December 5, 2006
Moody’s (c)	Ba3	B2	B2	Upgraded December 11, 2006
Fitch (d)

(a)	Long-term corporate rating upgraded to BB- with Positive Outlook on December 5, 2006.

(b)	All long-term ratings removed from CreditWatch, except the senior unsecured debt ratings, which remain on CreditWatch with positive implications on December 5, 2006.

(c)	Moody’s withdrew Lucent’s corporate family rating of B1 on December 11, 2006.

(d)	Fitch withdrew Lucent’s ratings on December 8, 2006.

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
Our primary net foreign currency exposures included the euro, British pound, Canadian dollar, Korean won and Mexican peso. The fair value of foreign exchange contracts is subject to changes in foreign currency exchange rates.
We use the Monte Carlo simulation model to calculate Value at Risk (VAR). This model estimates the potential loss in fair value of foreign currency forwards and options over a defined period of time within a certain confidence level by randomly generating different foreign currency exchange rates repeatedly and then applying those exchange rates to our outstanding forwards and options. As a result of our foreign currency VAR calculations, we estimated with 95 percent confidence that the fair value of our foreign currency derivatives would not decline by more than $10 million and $9 million over a quarterly period during fiscal 2006 and 2005, respectively. Consistent with the nature of the economic hedge, any changes in the value of the forwards and options would be offset by reciprocal changes in the underlying exposure.
Interest Rate Risk
We are exposed to various forms of interest rate risk. Refer to Note 13 to our consolidated financial statements for further information related to interest rate risk.

The impacts of a sensitivity analysis we performed under a model that assumes a hypothetical 100 basis point increase in interest rates are as follows:

		Hypothetical		Hypothetical
		decrease in fair		decrease in fair
	Fair value as of	value as of	Fair value as of	value as of
(in millions)	September 30, 2006	September 30, 2006	September 30, 2005	September 30, 2005
Assets:
Short-term marketable securities	$630	$3	$357	$2
Long-term marketable securities	1,476	22	2,163	34
Interest rate swaps	—	—	—	—
Liabilities:
Debt maturing within one year	490	—	372	3
Long-term debt (including liability to subsidiary trust issuing preferred securities)	4,383	292	5,144	303
Interest rate swaps	6	4	5	7
Our sensitivity analysis excludes customer finance notes because a significant portion of the principal balances and related receivables for accrued interest are fully-reserved.
Equity Price Risk
Our investment portfolio includes equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies and venture funds. These securities are exposed to price fluctuations and are generally concentrated in high-technology industries. The carrying values of our available-for-sale equity securities and privately held securities were $2 million and $59 million, respectively, as of September 30, 2006.
We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or our inability to hedge non-marketable equity securities in privately held companies. An adverse movement in equity prices on our available-for-sale equity securities would not have a material impact due to their immaterial carrying values as of September 30, 2006 and 2005. The impact of an adverse movement in equity prices on our holdings in privately held companies cannot be easily quantified, as our ability to realize returns on investments depends on the enterprises’ ability to raise additional capital or derive cash inflows from continuing operations or through liquidity events such as initial public offerings, mergers or private sales.
The process of determining the fair values of our privately held equity investments inherently requires certain assumptions and subjective judgments. These valuation assumptions and judgments include consideration of: (1) the investee’s earnings and cash flow position, cash flow projections, and rate of cash consumption; (2) recent rounds of equity infusions by us and other investors; (3) the strength of the enterprise’s management; and (4) valuation data provided by the enterprise that may be compared with data for peers. Investment impairment charges were $8 million, $20 million and $22 million during fiscal 2006, 2005 and 2004, respectively. Similar charges may be required in the future if declines in the fair value of investments are determined to be other-than-temporary.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Years ended September 30,
	2006	2005	2004	2003	2002
RESULTS OF OPERATIONS
Revenues	$8,796	$9,441	$9,045	$8,470	$12,321
Business restructuring	4	(10)	(20)	(184)	1,490
Goodwill impairment	—	—	—	35	826
Income taxes	42	(151)	(939)	(233)	4,757
Income (loss) from continuing operations	527	1,185	2,002	(770)	(11,826)
Earnings (loss) per common share from continuing operations:
Basic	0.12	0.27	0.47	(0.29)	(3.51)
Diluted	0.11	0.24	0.42	(0.29)	(3.51)

FINANCIAL POSITION
Cash, cash equivalents and marketable securities	$3,443	$4,930	$4,873	$4,507	$4,420
Assets	15,355	16,400	16,963	15,911	17,791
Debt	5,050	5,434	5,990	5,980	5,106
Liabilities	14,698	16,025	18,342	19,282	20,845
8.00% redeemable convertible preferred stock	—	—	—	868	1,680
Shareowners’ equity (deficit)	657	375	(1,379)	(4,239)	(4,734)

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.
Based on this assessment, management concluded that, as of September 30, 2006, the Company’s internal control over financial reporting is effective based on those criteria.
Our assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein. This report appears on page F-35.

/s/ Cynthia K. Christy-Langenfeld Cynthia K. Christy-Langenfeld	/s/ David W. Hitchcock David W. Hitchcock
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareowners of
LUCENT TECHNOLOGIES INC.:
We have completed integrated audits of Lucent Technologies Inc.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareowners’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Lucent Technologies Inc. and its subsidiaries at September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, as of October 1, 2005.
As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of September 30, 2006.
As discussed in Note 2 to the consolidated financial statements, the Company completed its merger with Alcatel on November 30, 2006.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the Report on Internal Control Over Financial Reporting appearing on page F-34 of the 2006 Annual Report to Shareowners, that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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
December 14, 2006

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Years ended September 30,
	2006	2005	2004

Revenues:
Products	$6,483	$7,221	$7,001
Services	2,313	2,220	2,044

Total revenues	8,796	9,441	9,045

Costs:
Products	3,315	3,734	3,793
Services	1,746	1,583	1,473

Total costs	5,061	5,317	5,266

Gross margin	3,735	4,124	3,779
Operating expenses:
Selling, general and administrative	1,828	1,696	1,296
Research and development	1,177	1,177	1,270
Merger related expenses	45	—	—
In-process research and development	12	—	14
Business restructuring	4	(10)	(20)

Total operating expenses	3,066	2,863	2,560

Operating income	669	1,261	1,219
Other income, net	224	114	240
Interest expense	324	341	396

Income before income taxes	569	1,034	1,063
Income taxes	42	(151)	(939)

Net income	527	1,185	2,002
Conversion and redemption cost — 8.00% preferred stock	—	—	(1)
Preferred stock dividends and accretion	—	—	12

Net income applicable to common shareowners	$527	$1,185	$2,013

Net income per share applicable to common shareowners:
Basic	$0.12	$0.27	$0.47
Diluted	$0.11	$0.24	$0.42

Weighted average number of common shares outstanding:
Basic	4,469	4,426	4,258
Diluted	5,168	5,218	5,313
See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	September 30,	September 30,
	2006	2005
ASSETS
Cash and cash equivalents	$1,337	$2,410
Marketable securities	630	357
Receivables, net	1,630	1,395
Inventories	731	731
Other current assets	1,066	690

Total current assets	5,394	5,583
Marketable securities	1,476	2,163
Property, plant and equipment, net	1,228	1,295
Prepaid pension costs	5,761	6,010
Goodwill and other acquired intangibles, net	607	419
Other assets	889	930

Total assets	$15,355	$16,400

LIABILITIES
Accounts payable	$689	$769
Payroll and benefit-related liabilities	706	1,095
Debt maturing within one year	486	368
Other current liabilities	1,604	1,588

Total current liabilities	3,485	3,820
Postretirement and postemployment benefit liabilities	5,248	4,751
Pension liabilities	539	1,423
Long-term debt	4,564	5,066
Other liabilities	862	965

Total liabilities	14,698	16,025

Commitments and contingencies

SHAREOWNERS’ EQUITY
Preferred stock — par value $1.00 per share; authorized shares: 250; issued and outstanding: none	—	—
Common stock — par value $.01 per share; Authorized shares: 10,000; 4,485 issued and 4,484 outstanding shares as of September 30, 2006, and 4,457 issued and 4,447 outstanding shares as of September 30, 2005	45	45
Additional paid-in capital	23,670	23,513
Accumulated deficit	(19,081)	(19,608)
Accumulated other comprehensive loss	(3,977)	(3,575)

Total shareowners’ equity	657	375

Total liabilities and shareowners’ equity	$15,355	$16,400

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS’ EQUITY (DEFICIT)
(in millions)

					Accumulated
			Additional		Other	Total
	Shares of	Common	Paid-In	Accumulated	Comprehensive	Shareowners’
	Common Stock	Stock	Capital	Deficit	Loss	Equity (Deficit)
Balance as of September 30, 2003	4,169	$42	$22,252	$(22,795)	$(3,738)	$(4,239)
Net income				2,002		2,002
Minimum pension liability adjustment					150	150
Reclassification adjustment for realized gains on investments					(75)	(75)
Foreign currency translation adjustments					34	34
Unrealized holding losses on investments					(6)	(6)

Comprehensive income						2,105

Issuance of common stock in connection with the exchange of certain debt obligations	22		92			92
Issuance of common stock related to employee benefit plans	93	1	275			276
Issuance of common stock in connection with settlement of shareowner lawsuits	33		105			105
Stock-based compensation			16			16
Issuance of common stock related to Telica acquisition	78	1	253			254
Preferred stock dividends and accretion			12			12

Balance as of September 30, 2004	4,395	44	23,005	(20,793)	(3,635)	(1,379)

Net income				1,185		1,185
Minimum pension liability adjustment					46	46
Foreign currency translation adjustments					27	27
Unrealized holding losses on investments					(13)	(13)

Comprehensive income						1,245

Issuance of warrants to purchase common stock in connection with settlement of shareowner lawsuits			323			323
Issuance of common stock related to employee benefit plans	48	1	108			109
Stock-based compensation			35			35
Issuance of common stock related to Telica acquisition	3		8			8
Other	1		34			34

Balance as of September 30, 2005	4,447	45	23,513	(19,608)	(3,575)	375

Net income				527		527
Minimum pension liability adjustment					3,169	3,169
Foreign currency translation adjustments					74	74
Unrealized holding gains on investments					9	9

Comprehensive income						3,779

Adoption of FASB Statement No. 158					(3,654)	(3,654)
Issuance of common stock related to employee benefit plans	28		46			46
Stock-based compensation			82			82
Release of Telica escrow shares	9		29			29

Balance as of September 30, 2006	4,484	$45	$23,670	$(19,081)	$(3,977)	$657

See Notes to Consolidated Financial Statements.

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years ended September 30,
	2006	2005	2004
Operating activities:
Net income	$527	$1,185	$2,002

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	544	599	693
Bad debt and customer financing	4	(69)	(230)
Deferred income taxes	(12)	(84)	(19)
Pension credit	(660)	(973)	(1,111)
Stock-based compensation expense	85	35	16
Other adjustments for non-cash items	(7)	131	64
Changes in operating assets and liabilities:
Receivables	(260)	42	200
Inventories and contracts in process	(113)	50	(59)
Accounts payable	(54)	(160)	(203)
Deferred revenue	5	(65)	80
Other operating assets and liabilities	(531)	26	(799)

Net cash (used in) provided by operating activities	(472)	717	634

Investing activities:
Capital expenditures	(195)	(221)	(157)
Purchases of marketable securities	(3,718)	(4,950)	(2,091)
Maturities of marketable securities	470	939	918
Sales of marketable securities	3,666	2,966	352
Business acquisitions	(206)	—	—
Changes in restricted cash	(285)	—	—
Proceeds from the sale or disposal of property, plant and equipment	3	2	63
Other investing activities	(3)	(4)	46

Net cash used in investing activities	(268)	(1,268)	(869)

Financing activities:
Repayments of long-term debt	(383)	(547)	(479)
Issuance of common stock	46	126	276
Redemptions of preferred stock	—	—	(21)
Other financing activities	(3)	—	(15)

Net cash used in financing activities	(340)	(421)	(239)
Effect of exchange rate changes on cash and cash equivalents	7	3	32

Net decrease in cash and cash equivalents	(1,073)	(969)	(442)
Cash and cash equivalents at beginning of year	2,410	3,379	3,821

Cash and cash equivalents at end of year	$1,337	$2,410	$3,379

Income tax (payments) refunds, net	$(36)	$755	$52

Interest payments	$317	$341	$371

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
Use of Estimates
We are required to make estimates and assumptions that affect amounts reported in the financial statements and footnotes. Actual results could be different from estimated amounts. We believe that the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, pension and postretirement benefits, income taxes, legal contingencies, intangible assets, stock-based compensation, employee incentive awards, receivables and customer financing, inventories, business restructuring and warranty. Estimates and assumptions are periodically reviewed, and the effects of any material revisions are reflected in the period that they are determined to be necessary.
Foreign Currency Translation and Transactions
Results of operations and cash flows are translated at daily exchange rates and assets and liabilities are translated at end-of-period exchange rates for operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar. Translation adjustments are included as a separate component of accumulated other comprehensive loss in shareowners’ equity (deficit). Gains and losses from foreign currency transactions are reflected in other income, net.
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
Pension, postretirement, and postemployment benefits plans
On September 29, 2006, Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” was issued. SFAS 158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet. We adopted SFAS 158 as of September 30, 2006. See Note 10 for additional information.
Stock-Based Compensation
Effective October 1, 2005, we adopted SFAS No. 123R, “Share-Based Payment.” We elected to use the modified prospective transition method, therefore, prior period results were not restated. Prior to the adoption of SFAS 123R, stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” As a result, the recognition of stock-based compensation expense was generally limited to the expense attributed to restricted stock unit awards and stock option modifications, as well as the amortization of certain acquisition-related deferred compensation.

SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. For options with graded vesting, we value the stock option grants and recognize compensation expense as if each vesting portion of the award was a separate award. Under the modified prospective method, awards that were granted, modified, or settled on or after October 1, 2005 are measured and accounted for in accordance with SFAS 123R. Unvested equity-classified awards that were granted prior to October 1, 2005 will continue to be accounted for in accordance with SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized. In addition, the realization of tax benefits in excess of amounts recognized for financial reporting purposes will be recognized as a financing activity rather than an operating activity as in the past.
Refer to Note 11 for further information regarding our stock-based compensation plans.
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
Marketable Securities
Our marketable securities consist of debt securities that are designated as available-for-sale and are recorded at fair value. Unrealized holding gains or losses are reported as a component of accumulated other comprehensive loss. Realized gains or losses resulting from the sale of these securities are determined based on the specific identification of the securities sold. Marketable securities with original maturities greater than three months and less than one year are classified as short-term; otherwise they are classified as long-term.
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
Goodwill and Other Acquired Intangible Assets
Goodwill is tested for impairment in the fourth quarter of each fiscal year or more often if an event or circumstances indicate that an impairment loss has been incurred. An impairment charge is recognized if a reporting unit’s goodwill carrying amount exceeds its implied fair value. Other acquired intangible assets are amortized on a straight-line basis over the periods benefited, primarily over four years. The following table, restated to reflect the changes in reportable segments as further described in Note 12, summarizes the changes in the carrying value of goodwill and other acquired intangible assets.

	Goodwill
	Mobility					Other
	Access and	Multimedia	Converged			acquired
	Applications	Network	Core			intangible
(in millions)	Solutions	Solutions	Solutions	Services	Total	assets
As of September 30, 2004	$32	$85	$154	$102	$373	$61
Amortization	—	—	—	—	—	(16)
Reclassification/other	—	1	—	—	1	—

As of September 30, 2005	32	86	154	102	374	45
Telica escrow release	—	—	20	9	29	—
Riverstone acquisition	—	97	—	—	97	89
Amortization	—	—	—	—	—	(27)

As of September 30, 2006	$32	$183	$174	$111	$500	$107

Other acquired intangible assets were net of accumulated amortization of $90 million and $64 million as of September 30, 2006 and 2005, respectively.
The following table summarizes the estimated future amortization expense of other acquired intangible assets.

(in millions)	Amount
Fiscal Year:
2007	$38
2008	35
2009	21
2010	13

Total	$107

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
Recent Pronouncements
During June 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, was issued, which clarifies the accounting for uncertainty in income taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effects, if any, that this Interpretation may have on our consolidated financial statements.
On September 15, 2006, FASB Statement No. 157, “Fair Value Measurements”, was issued, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles (GAAP). As a result of SFAS 157, there is now a common definition of fair value to be used throughout GAAP. This Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effects, if any, that SFAS 157 may have on our consolidated financial statements.
2. MERGER WITH ALCATEL
On April 2, 2006, we entered into an Agreement and Plan of Merger (the Merger Agreement) with Alcatel and a wholly owned subsidiary of Alcatel. The merger was completed on November 30, 2006 in which Lucent and Alcatel combined their businesses through a merger of Alcatel’s subsidiary with Lucent, with Lucent surviving the merger and becoming a wholly owned subsidiary of Alcatel. Under the terms of the Merger Agreement, each Lucent share was converted into the right to receive 0.1952 of an American Depository Share (ADS) of Alcatel, with each Alcatel ADS representing one ordinary share of Alcatel. The merger qualified as a reorganization for federal income tax purposes. The terms of certain contracts, employee benefit arrangements and debt agreements have provisions which could result in changes to the terms or settlement amounts upon a change in control of Lucent.
3. BUSINESS RESTRUCTURING
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
We have completed the restructuring actions but continue to evaluate the remaining restructuring reserves at the end of each reporting period. Most of the remaining reserve requirements are related to leases on exited facilities as of September 30, 2006. Additional charges or reversals may be required if the expected amount of sublease rental income changes in the future or if other circumstances change.
All reportable segments, sales and marketing, and general corporate functions participated in these actions. However, the initial charges or subsequent revisions to the reserves were excluded from their results and were reported separately. The following table summarizes the net charges or reversals under our restructuring program.

	Years ended September 30,
(in millions)	2006	2005	2004
Restructuring costs	$4	$(10)	$(20)
Asset write-downs	—	—	1
Business dispositions	—	—	(1)

Net charges (reversals)	$4	$(10)	$(20)

Restructuring Costs
The following table summarizes the components of restructuring costs and related reserve activity.

	Employee	Contract	Facility
	separations	settlements	closings	Other	Total
(in millions)
Restructuring reserve as of September 30, 2003	$62	$34	$367	$4	$467

Charges related to prior-year plans	—	—	44	—	44
Reversals related to prior-year plans	(14)	(15)	(32)	(3)	(64)

Total restructuring costs for fiscal 2004	(14)	(15)	12	(3)	(20)
Utilization of reserves	(38)	(11)	(177)	(1)	(227)

Restructuring reserve as of September 30, 2004	10	8	202	—	220

Charges related to prior-year plans	1	—	16	—	17
Reversals related to prior-year plans	(6)	(2)	(19)	—	(27)

Total restructuring costs for fiscal 2005	(5)	(2)	(3)	—	(10)
Utilization of reserves	(4)	(5)	(54)	—	(63)

Restructuring reserve as of September 30, 2005	1	1	145	—	147

Charges related to prior-year plans	—	—	12	—	12
Reversals related to prior-year plans	—	(1)	(7)	—	(8)

Total restructuring costs for fiscal 2006	—	(1)	5	—	4
Utilization of reserves	—	—	(37)	—	(37)

Restructuring reserve as of September 30, 2006	$1	$—	$113	$—	$114

Employee Separations
There were approximately 53,600 employee separations associated with employee separation charges from fiscal 2001 through fiscal 2003. Substantially all of the employee separations were completed as of September 30, 2003.
The revisions to prior-year plans were due to actual termination benefits and curtailment costs being lower than the estimated amounts as a result of certain differences in assumed demographics, including the age, service lives and salaries of the separated employees.
Contract Settlements
Contract settlement charges were primarily incurred for settlements of purchase commitments with suppliers and contract renegotiations or cancellations of contracts with customers, all of which resulted from the discontinuance of various product lines. Revisions to prior-year plans were due primarily to the negotiated settlement of obligations and commitments for amounts lower than originally estimated.
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

The facility closings charges, since the inception of our plan, were net of expected sublease rental income of $377 million. This expected sublease rental income was subsequently reduced by $275 million, including $49 million, $3 million and $105 million during fiscal 2006, 2005 and 2004, respectively. The majority of the remaining reserve as of September 30, 2006 of $113 million is expected to be paid over the remaining lease terms ranging from several months to over 7 years, and is reflected net of expected sublease income of $68 million. We have received commitments for approximately $37 million of this expected sublease rental income as of September 30, 2006. Additional charges may be required in the future if the expected sublease income is not realized.
Utilization of Business Restructuring Reserves

	Years ended September 30,
(in millions)	2006	2005	2004
Cash payments	$(37)	$(69)	$(227)
Other	—	6	—

Utilization of reserves	$(37)	$(63)	$(227)

4. BUSINESS ACQUISITIONS
On April 27, 2006, we acquired certain net assets of Riverstone Networks Inc., a supplier of carrier-grade Ethernet routers, for $203 million in cash plus $3 million for direct costs of the acquisition. The purchase price excludes $4 million of cash that was held in escrow as of September 30, 2006.
On August 20, 2004, we acquired 100 percent of the outstanding equity of Telica. Telica provides voice over Internet Protocol (VoIP) communications switching equipment that enables service providers to deliver enhanced and traditional voice services over Internet protocol and legacy networks.
The aggregate purchase price included approximately 80 million shares of our common stock, valued at $258 million, and options to purchase shares of our common stock. The value of the common shares was determined based on the average market price of our common shares over the two-day period before and after the date of the acquisition agreement. The purchase price included $9 million that was recognized as a current liability because certain Telica shares were not presented for exchange as of September 30, 2004. These shares were tendered in fiscal 2005.
During February 2006, nine million shares of our common stock, valued at $29 million, were released from an escrow account established for possible post-closing claims related to the Telica acquisition. The escrow agreement expired and there were no pending claims against the escrow.
The purchase price in excess of the estimated fair value of tangible assets acquired for these acquisitions was allocated to goodwill, identifiable intangible assets and in-process research and development (IPR&D). The identifiable intangible assets were attributed to developed technology and customer relationships that are amortized over their expected useful lives. IPR&D represents technology that has not reached technological feasibility and has no alternative future use. The value of IPR&D was determined using an income approach that included an excess earnings analysis reflecting the appropriate cost of capital for each project. These estimated future cash flows considered estimates of revenues, gross margin, operating expenses and income taxes and were consistent with historical pricing, cost and expense levels for similar products. The discount rates were determined after consideration of our weighted average cost of capital, as well as other factors, including the estimated useful life of each project and the uncertainty of technological advances that were known at the time and the stage of completion of each project. The goodwill and identifiable intangible assets related to the Riverstone acquisition will be deductible for tax purposes. Summarized information regarding the purchase price allocation for these acquisitions is as follows:

(in millions)	Riverstone	Telica
Purchase price	$206	$262
Goodwill	$97	$178
Developed technology	$62	$60
Customer relationships	$23	$—
Other identifiable intangible assets	$4	$—
Amortization period (in years)	4	4
In-process research and development (IPRD)	$12	$14
Weighted average discount rate -Intangible assets	22%	33%
Weighted average discount rate -IPRD	25%	33%
The operating results of these businesses acquired were included in our consolidated results since the date of acquisition. Pro forma results were not presented because the effect of either acquisition was not material.
5. SUPPLEMENTARY FINANCIAL INFORMATION

	Years ended September 30,
(in millions)	2006	2005	2004
Supplementary Statement of Operations Information:

Depreciation of property, plant and equipment	$222	$230	$284
Amortization of software development costs	295	342	376
Amortization of other acquired intangible assets	27	16	3
Other amortization	—	11	30

Depreciation and amortization	$544	$599	$693

Interest income	$177	$121	$89
Interest income on tax refunds and settlements	3	88	135
Legal recoveries (settlements)	18	(65)	(84)
SEC settlement	—	—	(25)
Winstar post-judgment interest	(9)	—	—
Minority interest	34	(30)	(6)
Other-than-temporary write-down of investments	(8)	(20)	(22)
(Loss) gain on sale of investments	(14)	(4)	75
Loss on extinguishment of convertible securities and debt, net	—	(11)	(7)
Other, net	23	35	85

Other income, net	$224	$114	$240

	September 30,
(in millions)	2006	2005
Supplementary Balance Sheet Information:

Completed goods	$524	$580
Work in process	37	39
Raw materials	170	112

Inventories	$731	$731

Contracts in process, gross	$7,900	$6,240
Less: progress billings	7,791	6,252

Contracts in process, net	$109	$(12)

Costs and recognized income not yet billed	$344	$208
Billings in excess of costs and recognized income	(235)	(220)

Contracts in process, net	$109	$(12)

Land and improvements	$76	$75
Buildings and improvements	1,547	1,495
Machinery, electronic and other equipment	1,839	2,097

Property, plant and equipment, gross	3,462	3,667
Less: accumulated depreciation	2,234	2,372

Property, plant and equipment, net	$1,228	$1,295

	September 30,
	2006	2005
Restricted cash	$336	$41
Deferred income taxes	243	237
Prepaid expenses	195	206
Contracts in process, net	109	—
Non-trade receivables	105	117
Income tax receivables, including related interest	42	85
Other	36	4

Other current assets	$1,066	$690

Marketed software	$242	$254
Internal use software	97	120
Restricted cash	124	137
Deferred income taxes	85	78
Investments	61	65
Non-trade receivables	18	20
Retainage receivables	—	8
Other	262	248

Other assets	$889	$930

Deferred revenue	$540	$529
Winstar litigation reserve	288	—
Warranty	130	188
Contracts in process, net	—	12
Business restructuring	26	44
Deferred income taxes	1	6
Other	619	809

Other current liabilities	$1,604	$1,588

Deferred income taxes	$208	$205
Business restructuring	87	102
Environmental	76	72
Warranty	65	69
Deferred compensation	60	112
Minority interest	26	63
Other, including contingencies	340	342

Other liabilities	$862	$965

	Years ended September 30,
(in millions)	2006	2005	2004
Valuation and Qualifying Accounts
Allowance for uncollectible accounts receivable:
Allowance at beginning of year	$84	$110	$246
Charges (recoveries), net	20	(18)	(42)
Other account transfers	(4)	11	7
Write-offs	(5)	(19)	(101)

Allowance at end of year	$95	$84	$110

Inventory valuation reserves:
Reserve at beginning of year	$712	$710	$980
Charges	60	71	21
Other account transfers	11	20	(36)
Write-offs	(138)	(89)	(255)

Reserve at end of year	$645	$712	$710

6. EARNINGS PER COMMON SHARE
Basic EPS is calculated by dividing net income applicable to common shareowners by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated by dividing net income applicable to common shareowners, adjusted to exclude preferred dividends and accretion, conversion costs, redemption costs and interest expense related to the potentially dilutive securities, by the weighted average number of common shares outstanding during the period, plus any additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.
The following table summarizes the computation of basic and diluted EPS.

	Years ended September 30,
(in millions, except per share amounts)	2006	2005	2004
Net income	$527	$1,185	$2,002
Conversion and redemption cost — 8.00% convertible securities	—	—	(1)
Preferred stock dividends and accretion	—	—	12

Net income applicable to common shareowners — basic	527	1,185	2,013
Adjustment for dilutive securities on net income:
Interest expense related to convertible securities	45	86	200

Net income applicable to common shareowners — diluted	$572	$1,271	$2,213

Weighted average shares outstanding — basic	4,469	4,426	4,258
Effect of dilutive securities:
Stock options	42	60	72
Warrants	—	15	—
2.75% convertible securities	651	542	496
8.00% convertible securities	6	167	249
7.75% convertible securities	—	8	238

Weighted average shares outstanding — diluted	5,168	5,218	5,313

EPS:
Basic	$0.12	$0.27	$0.47
Diluted	0.11	0.24	0.42
The following table summarizes the potential shares of common stock that were excluded from the diluted per share calculation, because the effect of including these potential shares was antidilutive.

	Years ended September 30,
(in millions)	2006	2005	2004
8.00% convertible securities	194	70	3
7.75% convertible securities	228	228	—

Potentially dilutive shares	422	298	3

Securities excluded from the diluted per share calculation because the exercise price was greater than the average market price of the common shares:
Warrants	199	—	—

Stock options	259	297	252

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
7. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are summarized below. Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

	Foreign	Change in net	Minimum		Total accumulated
	currency	unrealized holding	pension	Unrecognized losses	other
	translation	gains / losses on	liability	and prior service	comprehensive
(in millions)	adjustment	investments	adjustment	cost, net	loss
Balance as of September 30, 2003	$(278)	$75	$(3,535)	$—	$(3,738)
Current-period change	34	(81)	150	—	103

Balance as of September 30, 2004	(244)	(6)	(3,385)	—	(3,635)
Current-period change	27	(13)	46	—	60

Balance as of September 30, 2005	(217)	(19)	(3,339)	—	(3,575)
Current-period change	74	9	3,169	—	3,252
Adoption of SFAS 158			170	(3,824)	(3,654)

Balance as of September 30, 2006	$(143)	$(10)	$—	$(3,824)	$(3,977)

8. INCOME TAXES
The following table summarizes the U.S. and non-U.S. components of income before income taxes and the provision (benefit) for income taxes.

	Years ended September 30,
(in millions)	2006	2005	2004
Income before income taxes:
U.S.	$340	$742	$985
Non-U.S.	229	292	78

Income before income taxes	$569	$1,034	$1,063

Provision (benefit) for income taxes:
Current:
Federal	$5	$(98)	$(961)
State and local	3	(21)	(10)
Non-U.S.	46	52	51

Subtotal	54	(67)	(920)

Deferred:
Non-U.S.	(12)	(84)	(19)

Subtotal	(12)	(84)	(19)

Provision (benefit) for income taxes	$42	$(151)	$(939)

The following table summarizes the principal elements of the difference between the effective tax (benefit) rate and the U.S. federal statutory income tax (benefit) rate.

	Years ended September 30,
(in millions)	2006	2005	2004
Provision for income taxes at 35% statutory rate	$199	$362	$372
State and local income tax, net of federal income tax effect	18	21	33
Foreign earnings taxed at different rates	61	(16)	(24)
Merger-related expenses	16	—	—
Tax audit-related adjustments	(18)	(130)	(142)
Medicare Part D subsidy	(27)	(24)	(6)
Other differences, net	22	(7)	16
Change in valuation allowance	(229)	(357)	(1,188)

Provision (benefit) for income taxes	$42	$(151)	$(939)

Effective income tax (benefit) rate	7.4%	(14.6)%	(88.4)%

The following table summarizes the change in the valuation allowance.

	September 30,
(in millions)	2006	2005	2004
Valuation allowance at beginning of year	$7,298	$8,027	$10,021
Credited to expense	(229)	(357)	(1,188)
Charged (credited) to other comprehensive loss	185	(13)	(29)
Write-offs	(82)	(359)	(756)
Acquisitions and other	—	—	(21)

Valuation allowance at end of year	$7,172	$7,298	$8,027

The following table summarizes the components of deferred income tax assets and liabilities.

	September 30,
(in millions)	2006	2005
Bad debt and customer financing reserves	$37	$60
Inventory reserves	164	192
Business restructuring reserves	44	58
Pension and postretirement benefits	2,273	2,498
Other employee benefits	267	300
Other reserves	428	384
Net operating loss/credit carryforwards	6,412	6,368
Valuation allowance	(7,172)	(7,298)

Deferred tax assets	$2,453	$2,562

Pension benefits	$2,241	$2,357
Other, including depreciation and amortization	93	101

Deferred tax liabilities	$2,334	$2,458

Net deferred tax assets	$119	$104

Included in:
Other current assets	$243	$237
Other non-current assets	85	78
Other current liabilities	(1)	(6)
Other non-current liabilities	(208)	(205)

Total	$119	$104

The following table summarizes carryforwards of losses (tax-effected) and tax credits.

(in millions)	Amount	Expiration
Federal net operating losses	$3,644	2022 to 2026
State net operating losses	771	2007 to 2026
Capital losses	227	2007 to 2010
Foreign net operating losses/credits	532	2007 to indefinite
Foreign tax credits	219	2010
Research credits	790	2017 to 2026
State credits (various)	229	2007 to 2018

Total as of September 30, 2006	$6,412

Federal and state net operating losses above exclude $8 million in fiscal 2006 tax benefits attributable to stock-based compensation. The additional tax benefit associated with the windfall is not recognized until the deduction reduces the taxes payable. Accordingly, since the tax benefit does not reduce our current taxes payable in fiscal 2006 due to net operating losses in the current period as well as loss carryforwards, the windfall tax benefits are not reflected in our net operating losses in the deferred tax assets as of September 30, 2006.

The write-off of carryforwards includes the impact of the expiration of certain net operating loss and tax credit carryforwards, the repatriation of certain non-U.S. earnings to the U.S. and audit-related and other adjustments that reduced the net operating loss carryforwards during the respective periods.
The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carry-back or carry-forward periods under the tax law for each tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of the deferred tax assets:
•	Future taxable income exclusive of reversing temporary differences and carryforwards

•	Future reversals of existing taxable temporary differences

•	Taxable income in prior carry-back years

•	Tax planning strategies
We have not relied upon future taxable income exclusive of temporary differences and carryforwards for the realization of U.S. deferred tax assets during recent periods. Although profits were generated in recent periods and we are no longer in a cumulative loss position in the U.S., a substantial amount of the profits were generated from a pension credit that is not currently taxable. As a result, we concluded that there was not sufficient positive evidence to enable us to conclude that it was more likely than not that the net U.S. deferred tax assets would be realized. Therefore, we have maintained a valuation allowance on our net U.S. deferred tax assets as of September 30, 2006 and 2005.
We have assumed that all of our deferred tax liabilities will ultimately generate taxable income or reduce potential tax deductions. Most of these deferred tax liabilities are related to prepaid pension costs that result primarily from pension credits that are not currently taxable.
During the fourth quarter of fiscal 2003, we filed a net operating loss carryback claim related to the carryback of our fiscal year 2001 federal net operating loss to 1996, a year in which we filed our federal income tax return as part of the AT&T Corp consolidated group. We reached a tentative agreement with the Internal Revenue Service (IRS) on September 1, 2004 that allowed for a tax refund of $816 million (plus statutory interest to the date of payment), subject to approval by the Congressional Joint Committee on Taxation. The tax benefit related to the claim was not recognized at that time or prior to that time, because it was related to a complex matter and there was no assurance that approval from the Joint Committee would be obtained. On November 8, 2004, we received written confirmation from the IRS that the Joint Committee approved our tentative agreement with the IRS and that our agreement with the IRS was final. We were required to reassess the realization of our net operating loss carryforwards as of September 30, 2004, because the Joint Committee’s final approval was received prior to the issuance of our consolidated financial statements. As a result, we recognized an $816 million income tax benefit from the reversal of valuation allowances due to the realization of deferred tax assets and interest income of $45 million during the fourth quarter of fiscal 2004. This refund plus additional interest was received during fiscal 2005.
We have not provided for U.S. deferred income taxes or foreign withholding taxes on undistributed earnings of $632 million of our non-U.S. subsidiaries, since these earnings are intended to be reinvested indefinitely. As a result of our U.S. net operating loss carryforwards and valuation allowance, the amount of additional taxes that might be payable on such undistributed earnings is not expected to be significant. However, if significant changes to our net operating loss carryforwards and valuation allowance occur in the future, the amount of additional taxes on undistributed earnings could be significant. As a result, it is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.
We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may record incremental tax expense based upon the probable outcomes of such matters. In addition, we adjust the previously reported tax expense to reflect the expected results of these examinations. The net income tax benefit recognized as a result of the expected favorable resolution of certain tax audit matters were $18 million, $130 million and $142 million during fiscal 2006, 2005 and 2004, respectively.

9. DEBT OBLIGATIONS AND EXTINGUISHMENT OF DEBT
The following table summarizes components of long-term debt obligations.

	September 30,
(in millions)	2006	2005
7.25% notes due July 15, 2006	$—	$368
8.00% convertible securities redeemable on August 2, 2007	486	501
5.50% notes due November 15, 2008	202	202
2.75% Series A convertible debentures redeemable on June 15, 2010	750	750
2.75% Series B convertible debentures redeemable on June 15, 2013	881	881
7.75% convertible securities due March 15, 2017	1,102	1,102
6.50% debentures due January 15, 2028	300	300
6.45% debentures due March 15, 2029	1,360	1,360
Unamortized discount	(26)	(28)
Fair value basis adjustment attributable to hedged debt obligations	(6)	(3)
Other	1	1

Subtotal long-term debt	5,050	5,434
Amounts maturing within one year	(486)	(368)

Long-term debt	$4,564	$5,066

The maturities of debt as of September 30, 2006 for the next successive five fiscal years and thereafter were $486 million in 2007, none in 2008, $202 million in 2009, $750 million in 2010, none in 2011 and $3.6 billion thereafter, after considering redemption features at the option of the holder for the convertible securities.
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
At our option, the debentures are redeemable for cash after certain dates (optional redemption periods) at 100% of the principal amount plus any accrued and unpaid interest. In addition, at our option, the debentures are redeemable earlier (provisional redemption periods) if the sale price of the common stock exceeds 130% of the applicable conversion price. Under these circumstances, the redemption price would also include a make-whole payment equal to the present value of all remaining scheduled interest payments through the beginning of the optional redemption periods.
At the option of the holder, the debentures are redeemable on certain dates at 100% of the principal amount plus any accrued and unpaid interest. In these circumstances, we may pay the purchase price with cash, common stock (with the common stock to be valued at a 5% discount from the then current market price) or a combination of both.

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount	$750,000,000	$880,500,000
Conversion ratio of common share per debenture	299.4012	320.5128
Initial conversion price	$3.34	$3.12
Redemption periods at our option:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025
7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)
During fiscal 2002, Lucent Technologies Capital Trust I (the Trust) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of $1.75 billion. The Trust used the proceeds to purchase our 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. We own all of the common securities of the Trust and as a result previously consolidated the Trust.
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

Conversion ratio of common shares per security	206.6116
Conversion price	$4.84
Redemption period at our option	After March 19, 2007
Maturity date	March 15, 2017
8% Convertible Securities
The following table summarizes the terms of this security.

Conversion ratio of common shares per security	168.3502
Conversion price	$5.94
Redemption period at our option	After August 14, 2006
Redemption dates at the option of the holder	On August 2, 2007, 2010 and 2016
Mandatory redemption date	August 1, 2031

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

	Years ended September 30,
(in millions)	2006	2005	2004
8% convertible securities	$15	$316	$58
7.75% convertible securities	—	50	—

Total convertible securities	15	366	58
Other debt obligations	368	170	274

Total convertible securities and debt extinguished	$383	$536	$332

Shares of our common stock exchanged	—	—	22

Cash used for extinguishments	$383	$547	$249

8% convertible securities — conversion/redemption costs	$—	$(9)	$(4)

7.75% convertible securities — conversion costs	—	3	—
Debt obligations — losses	—	(5)	(4)

Impact on net income (loss) applicable to common shareowners	$—	$(11)	$(8)

Conversion costs were recognized in amounts equal to the fair value of the additional common shares issued to the holders of each respective preferred security to prompt the exchange over the number of shares of common stock obligated to be issued pursuant to the original conversion terms of the security.

10. EMPLOYEE BENEFIT PLANS
We maintain defined benefit pension plans covering the majority of employees and retirees, as well as other postretirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to our defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from our traditional program to our cash balance program. Additionally, employees covered by the cash balance program are not eligible to receive company-paid postretirement health and group life coverage. U.S. management employees with less than 15 years of service as of June 30, 2001, are not eligible to receive postretirement group life and health care benefits. We also maintain defined benefit pension plans in 14 countries outside the U.S. that comprise approximately 2.6% of our pension plan assets and 3.5% of our pension plan obligations as of September 30, 2006.
On September 29, 2006, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” was issued. SFAS 158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive loss in shareowners’ equity. Additional minimum pension liabilities (AML) and related intangible assets are also derecognized upon adoption of the new standard. SFAS 158 requires initial application for fiscal years ending after December 15, 2006, with earlier application encouraged. We adopted SFAS 158 as of September 30, 2006. The following table summarizes the effect of required changes in the AML as of September 30, 2006 prior to the adoption of SFAS 158 as well as the impact of the initial adoption of SFAS 158.

	September 30, 2006
	Prior to AML and			September 30, 2006
	SFAS 158	AML	SFAS 158	Post AML and SFAS
(in millions)	Adjustments	Adjustment	Adjustment	158 Adjustments
Prepaid pension costs	$6,636	$2,325	$(3,200)	$5,761
Other assets	$898	$(1)	$(8)	$889
Pension liabilities	$1,294	$(845)	$90	$539
Postretirement & postemployment liabilities	$4,892	$—	$356	$5,248
Accumulated other comprehensive loss	$3,492	$(3,169)	$3,654	$3,977
The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (credit) during the next fiscal year are as follows:

(in millions)	Pension	Postretirement	Postemployment	Total
Prior service cost (credit)	$3	$(74)	$1	$(70)
Net loss	$145	$58	$24	$227

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of our pension and postretirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were September 30, 2006 and 2005.

			Postretirement
	Pension benefits		benefits
	September 30,		September 30,
(in millions)	2006	2005	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$31,311	$31,301	$6,306	$6,487
Service cost	154	158	7	7
Interest cost	1,642	1,658	315	344
Actuarial (gains) losses	(641)	931	9	48
Amendments	14	78	(61)	248
Benefits paid	(2,558)	(2,802)	(888)	(940)
Plan participant contributions	4	4	145	112
Settlements	(11)	(11)	—	—
Curtailments	—	1	—	—
Termination benefits	3	—	—	—
Exchange rate changes	55	(23)	—	—
Other	(2)	16	—	—

Benefit obligation at end of year	$29,971	$31,311	$5,833	$6,306

Change in plan assets:
Fair value of plan assets at beginning of year	$34,004	$32,073	$1,200	$1,630
Actual return on plan assets	3,592	4,689	60	102
Benefits paid	(2,558)	(2,802)	(888)	(940)
Plan participant contributions	4	4	145	112
Company contributions	58	60	238	284
Exchange rate changes	47	(23)	—	—
Settlements	(11)	(11)	—	—
Other	(3)	14	(2)	12

Fair value of plan assets at end of year	$35,133	$34,004	$753	$1,200

Funded status of the plan at end of year	$5,162	$2,693	$(5,080)	$(5,106)

Unrecognized prior service cost (credit)		81		(996)
Unrecognized transition obligation		1		—
Unrecognized net loss		5,137		1,254

Net amounts recognized		$7,912		$(4,848)

Amounts recognized in the consolidated balance sheets:
Prepaid pension costs	$5,761	$6,010	$—	$—
Other assets	—	8	—	—
Payroll and benefit-related liabilities	(60)	(22)	(135)	(240)
Postretirement and postemployment benefit liabilities	—	—	(4,945)	(4,608)
Pension liabilities	(539)	(1,423)	—	—
Accumulated other comprehensive loss	—	3,339	—	—

Net amounts recognized	$5,162	$7,912	$(5,080)	$(4,848)

Additional Information

			Postretirement
	Pension benefits		benefits
	September 30,		September 30,
(in millions)	2006	2005	2006	2005
Benefit obligation by major plans:
U.S. management	$17,282	$18,014	$—	$—
U.S. occupational	11,233	11,936	—	—
Non-U.S. and supplemental	1,456	1,361	—	—
Non-represented health	—	—	1,314	1,472
Formerly represented health	—	—	3,023	3,298
Group life and other	—	—	1,496	1,536

Benefit obligation at end of year	$29,971	$31,311	$5,833	$6,306

Plan assets by major plans:
U.S. management	$17,256	$16,771	$—	$—
U.S. occupational	16,959	16,404	—	—
Non-U.S. and supplemental	918	829	—	—
Formerly represented health	—	—	104	544
Group life and other	—	—	649	656

Fair value of plan assets at end of year	$35,133	$34,004	$753	$1,200

Accumulated benefit obligation	$29,539	$30,920	n/a	n/a

Amounts recognized in accumulated other comprehensive loss consists of:
Net loss	$3,431	n/a	$1,201	n/a
Prior service cost (credit)	37	n/a	(986)	n/a

Total amount recognized	$3,468	n/a	$215	n/a

Plans with underfunded or non-funded accumulated benefit obligation:
Aggregate projected benefit obligation	$745	$18,715	n/a	n/a
Aggregate accumulated benefit obligation	682	18,350	n/a	n/a
Aggregate fair value of plan assets	185	16,914	n/a	n/a
Components of Net Periodic Benefit Cost

	Years ended September 30,
(in millions)	2006	2005	2004
Pension credit:
Service cost	$154	$158	$150
Interest cost on benefit obligation	1,642	1,658	1,716
Expected return on plan assets	(2,728)	(2,897)	(3,059)
Amortization of prior service costs	58	82	70
Amortization of net loss	211	21	6

Subtotal	(663)	(978)	(1,117)
Termination benefits	3	1	—
Curtailments	—	—	1
Settlements	—	4	5

Pension credit (included in Other costs and expenses)	$(660)	$(973)	$(1,111)

	Years ended September 30,
(in millions)	2006	2005	2004
Postretirement benefit cost:
Service cost	$7	$7	$8
Interest cost on benefit obligation	315	344	434
Expected return on plan assets	(67)	(98)	(161)
Amortization of prior service credits	(70)	(38)	(97)
Amortization of net loss	46	40	59

Postretirement benefit cost (included in Other costs and expenses)	$231	$255	$243

Key assumptions

	Years ended September 30,
	2006	2005	2004
Assumptions used to determine:
Benefit obligations — discount rate:
Pension	5.75%	5.50%	5.50%
Postretirement health care and other	5.50%	5.25%	5.25%
Postretirement life	5.75%	5.50%	5.25%
Rate of compensation increase	4.00%	4.00%	4.00%
Net benefit cost or credit — discount rate:
Pension	5.50%	5.50%	5.75%
Postretirement health care and other	5.25%	5.25%	5.75%
Postretirement life	5.50%	5.25%	5.75%
Expected return on plan assets:
Pension	8.50%	8.50%	8.75%
Postretirement health care	4.25%	2.75%	3.25%
Postretirement life	6.50%	7.50%	7.75%
Rate of compensation increase	4.00%	4.00%	3.50%
The weighted average expected rate of return on plan assets that will be used to determine the fiscal 2007 net periodic benefit cost is 7.63% for pension, 5.25% for postretirement health care benefits and 7.25% for postretirement life benefits.

	September 30,
	2006	2005
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	9.2%	10.8%
Health care cost trend rate assumed for next year (excluding postretirement dental benefits)	9.4%	11.1%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2014	2011
The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point
(in millions)	Increase	Decrease
Effect on total of service and interest cost components	$12	$(10)
Effect on postretirement benefit obligation	213	(191)
Yield curves matching our benefit obligations were derived from 30-year Treasury strip rates. The resulting risk free rates from these yield curves were adjusted to available yields on high-quality fixed income investments with maturities corresponding to our benefit obligations to develop discount rates at each measurement date. Yields and changes in yields of several funds, as well as the original Citigroup pension yield curve, were also considered in setting the discount rates. The average duration of our primary pension obligations and postretirement health care obligations were 10.1 years and 6.3 years, respectively, as of September 30, 2006.
We considered several factors in developing our expected rate of return on plan assets, including our historical returns and input from our external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Our long-term expected rate of return on plan assets included an anticipated premium over projected market returns received from our external advisors (8.0% for our management plan and 6.3% for our occupational plan as of September 30, 2006 and 7.8% as of September 30, 2005). Our actual 10-year annual rate of return on pension plan assets was 10.3%, 10.6% and 11.0% during fiscal 2006, 2005 and 2004, respectively.
The expected return on plan assets was determined using the expected rate of return and a calculated value of assets, referred to as the “market-related value.” The aggregate market-related value of pension and postretirement plan assets was $34.7 billion as of September 30, 2006, which was less than the fair value by $1.2 billion and was $34.3 billion as of September 30, 2005, which was less than the fair value of plan assets by $74 million. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a five-year period.
Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, reductions in discount rates and increases in actual returns on plan assets as compared to assumed returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, net losses of $1.9 billion related to pension benefits and $400 million related to postretirement benefits are not expected to be amortized during fiscal 2007. The remaining net losses of $1.5 billion related to pension benefits are amortized over the expected remaining service periods of active plan participants (approximately 10 years during fiscal 2007) and $800 million related to postretirement benefits are amortized over the average remaining life expectancy of fully eligible participants (ranging from 7 years to 18 years during fiscal 2007).
On December 8, 2003, the President of the United States signed the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act). The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We currently sponsor retiree health care plans that provide prescription drug benefits to our U.S. retirees that our plan actuaries have determined are actuarially equivalent to Medicare Part D.
We elected to prospectively recognize the effects of the Act during the fourth quarter of fiscal 2004, which reduced the accumulated postretirement benefit obligation by approximately $600 million. On January 21, 2005, the Centers for Medicare and Medicaid Services issued a Final Rule in the Federal Register for implementing the Medicare Prescription Drug Benefit that clarified the methodology for determining actuarial equivalence and the amount of the federal subsidy. The impact of the Final Rule did not materially affect our postretirement benefit cost and related obligation.
Plan Assets
The following table summarizes the target asset allocation ranges of our pension and postretirement trusts by asset category.

	Pension target	Percentage of pension		Postretirement target	Percentage of postretirement
	allocation range as of	plan assets as of September 30,		allocation as of	plan assets as of September 30,
	September 30, 2006	2006	2005	September 30, 2006	2006	2005
Asset category:
Equity securities	29%—47%	35%	62%	42%	42%	28%
Fixed income securities	41%—57%	49	25	58%	58	69
Real estate	4%—8%	8	6	n/a	—	—
Private equity and other	5%—9%	8	7	n/a	—	3

Total		100%	100%		100%	100%

The majority of the pension plan assets are held in a master pension trust. Postretirement plan assets are held in three separate trusts. Plan assets are managed by independent investment advisors with the objective of maximizing returns with a prudent level of risk. We periodically complete asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. The Board of Directors formally approves the target allocation ranges every three to five years upon completion of a study by our external advisors. During the third quarter of fiscal 2006, the allocation of U.S. pension plan assets was changed as part of a routine periodic review. The overall pension plan asset portfolio now reflects a balance of investments split about 50/50 between equity and fixed income securities compared to the previous split of about 75 percent equity and 25 percent fixed income. We believe this action was prudent given the demographics, funded status and future obligations for our pension plans. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market exposure and foreign currency and interest-rate risk.
Pension plan assets included $2 million and $13 million of our common stock as of September 30, 2006 and 2005, respectively. Postretirement plan assets included $8 million of our common stock as of September 30, 2005.
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
The following table summarizes expected contributions (net of Medicare Part D subsidies) to our various pension and postretirement plans through fiscal 2016. We do not expect to make contributions to our qualified U.S. pension plans during fiscal 2007 or 2008. We are unable to estimate the expected contributions to our qualified U.S. pension plans beyond fiscal 2008. Actual contributions may differ from expected contributions due to various factors, including performance of plan assets, interest rates and potential legislative changes. The below table is net of using eligible excess pension plan assets to fund certain retiree health care costs (a Section 420 transfer) of $516 million which is expected to be made during December 2006.

	Pension	Postretirement
	Non-qualified and	Formerly	Non-represented
	non-U.S. pension	represented retiree	retiree health
(in millions)	plans	health plans	plans	Other benefit plans
2007	$61	$(44)	$159	$11
2008	61	150	155	10
2009	63	334	145	10
2010	65	322	137	10
2011	66	304	129	10
2012—16	318	1,327	520	202
Benefit Payments
The following table summarizes expected benefit payments from our various pension and postretirement plans through fiscal 2016. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately $70 million.

	Pension			Postretirement
	Qualified U.S.	Qualified U.S.	Non-qualified and	Formerly	Non-represented
	management pension	occupational	non-U.S. pension	represented retiree	retiree health
(in millions)	plans	pension plans	plans	health plans	plans	Other benefit plans
2007	$1,345	$1,056	$57	$389	$159	$93
2008	1,333	1,032	59	343	155	93
2009	1,320	1,007	59	334	145	95
2010	1,308	982	61	322	137	98
2011	1,295	956	61	304	129	99
2012—16	6,303	4,396	331	1,327	520	502
Savings Plans
Our savings plans generally allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. We match a percentage of the employee contributions up to certain limits. In certain countries, we contribute a fixed percentage of employee salaries. Savings plan expense was $54 million, $55 million and $114 million for fiscal 2006, 2005 and 2004, respectively.

Postemployment Benefits
Various postemployment benefits are offered to certain employees after employment but before retirement including disability benefits, severance pay and workers’ compensation. These benefits are paid in accordance with our established postemployment benefit practices and policies. We accrue for these future postemployment benefits, which are funded on a pay-as-you-go basis. The obligations for severance benefits are determined based on expected future attrition rates. The differences between actual and assumed expense is amortized over the average remaining service period. The expense under these plans was $91 million, $72 million and $40 million during fiscal 2006, 2005 and 2004, respectively. The accrued postemployment liability was $374 million and $255 million as of September 30, 2006 and 2005, respectively. These amounts include $71 million and $112 million in payroll- and benefit-related liabilities as of September 30, 2006 and 2005, respectively. The adoption of SFAS 158 resulted in a $141 million increase in the severance pay liability as of September 30, 2006.
11. STOCK COMPENSATION PLANS
We have stock-based compensation plans under which directors, officers and other eligible employees receive stock options and other equity-based awards, usually on an annual basis. The plans provide for the grant of stock options, stock appreciation rights, performance share awards, restricted stock awards and other stock unit awards.
Historically, stock options have been granted to broad groups of employees at most levels on a discretionary basis. Beginning in fiscal 2006, employees at mid-level leadership and below are eligible to receive restricted stock units (RSU) instead of stock options. Employees in more advanced leadership positions (approximately 1,000 employees) continue to be eligible to receive stock options. In addition, the long-term incentive award program was modified for the current three-year cycle beginning in fiscal 2006, to change the denomination of any targeted awards to performance shares for officers. Performance shares will also represent 25% of any targeted awards for all other participants. Effective November 1, 2005, the Employee Stock Purchase Plan (2001 ESPP) was also modified to reduce the discount from 15% to 5% of market value at the purchase date, and to eliminate the lookback feature. As a result, the 2001 ESPP is no longer accounted for as compensatory beginning November 1, 2005.
Stock options are generally granted with an exercise price equal to the market value of a share of common stock on the date of grant. Stock options also expire within five to 10 years and vest within four years from the date of grant. Subsequent to December 2002, stock option grants have a term of seven years with graded vesting of 25% per year. Subject to customary antidilution adjustments and certain exceptions, the total number of shares of common stock authorized for option and other equity grants under the plans was 380 million shares as of September 30, 2006.
Under the terms of the 2001 ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase shares of common stock, subject to plan limits, at a discount of 15% of the market value either at the purchase date or at certain earlier dates defined in the 2001 ESPP plan. During fiscal 2006, 2005 and 2004, 9 million, 17 million and 18 million shares of common stock were purchased under the 2001 ESPP, respectively. As of September 30, 2006, 184 million shares were available for issuance under the 2001 ESPP.
RSU awards generally vest over three to four years. The initial broad-based RSU awards granted during the first quarter of fiscal 2006 vest ratably over three years.
Performance share awards under the long-term incentive award program are earned over three years. The number of shares earned for the three-year performance cycle is based on achievement of annual financial targets established at the beginning of each fiscal year in the cycle. These awards are subject to fair value adjustments for any changes in the underlying market value of our common stock, until the performance levels have been determined at the end of each fiscal year.

The following table summarizes stock option activity.

		Weighted average
	Shares	exercise price
	(in millions)	per share
Outstanding as of September 30, 2003	388	$11.70
Granted/assumed	55	3.05
Exercised	(9)	1.67
Forfeited/expired	(31)	10.46

Outstanding as of September 30, 2004	403	10.84

Granted/assumed	50	3.92
Exercised	(13)	1.63
Forfeited/expired	(22)	7.26

Outstanding as of September 30, 2005	418	10.50

Granted/assumed	27	2.82
Exercised	(17)	1.63
Forfeited/expired	(138)	8.88

Outstanding as of September 30, 2006	290	$11.08

The following table summarizes information about stock options.

	Stock options outstanding			Stock options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Shares	life	price	Shares	price
Range of exercise prices per share	(in millions)	(years)	per share	(in millions)	per share
$0.04 to $2.25	87	2.0	$1.64	78	$1.66
$2.26 to $3.50	68	4.9	3.05	22	3.20
$3.51 to $5.00	44	5.0	3.96	12	3.97
$5.01 to $9.00	9	2.7	6.48	8	6.51
$9.01 to $16.03	27	1.6	12.10	27	12.10
$16.04 to $77.10	55	2.5	42.09	55	42.09

Amounts as of September 30, 2006	290	3.2	$11.08	202	$14.50

Amounts as of September 30, 2005	418		$10.50	314	$12.93

Amounts as of September 30, 2004	403		$10.84	282	$14.47

The weighted average remaining term for stock options outstanding and exercisable was 3.2 years and 2.4 years, respectively, as of September 30, 2006. The aggregate intrinsic value for stock options outstanding and exercisable was $62 million and $53 million, respectively, as of September 30, 2006. The intrinsic value of stock options is calculated as the amount by which the market price of our common stock exceeds the exercise price of the option.
Proceeds received from the exercise of stock options were $29 million and $21 million during the years ended September 30, 2006 and 2005, respectively. The intrinsic value related to the exercise of stock options was $22 million and $20 million during the years ended September 30, 2006 and 2005, respectively, of which the majority is currently deductible for tax purposes. However, these tax benefits were not realized due to net operating loss carryforwards.

The following table summarizes unvested RSU activity for fiscal 2006.

	Shares	Weighted average
	(in millions)	grant date fair value
Unvested as of September 30, 2005	3	$4.36
Granted	12	2.74
Vested	(2)	4.50
Forfeited	(1)	3.09

Unvested as of September 30, 2006	12	$2.90

During fiscal 2005, 2 million restricted stock units were awarded at a weighted average market value of $3.49.
The following table summarizes the pro forma effect of stock-based compensation for fiscal 2005 and 2004 as if the fair value method of accounting for stock compensation had been applied. Due to the adoption of SFAS 123R in fiscal 2006, such pro forma information is not necessary.

	Years ended September 30,
(in millions, except per share amounts)	2005	2004
Net income, as reported	$1,185	$2,002
Add: Stock-based employee compensation expense included in net income, as reported	35	16
Deduct: Total stock-based employee compensation expense determined under the fair value based method	(267)	(338)

Pro forma net income	$953	$1,680

Income per share applicable to common shareowners:
As reported:
Basic	$0.27	$0.47
Diluted	0.24	0.42
Pro forma:
Basic	0.22	0.40
Diluted	0.20	0.36
No tax benefits were attributed to the stock-based compensation expense because a valuation allowance was maintained for substantially all net deferred tax assets. We elected to adopt the alternative method of calculating the historical pool of windfall tax benefits as permitted by FASB Staff Position (FSP) No. SFAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” This is a simplified method to determine the pool of windfall tax benefits that is used in determining the tax effects of stock compensation in the results of operations and cash flow reporting for awards that were outstanding as of the adoption of SFAS 123R.
The following table summarizes the components and classification of stock-based compensation expense.

	Years ended September 30,
(in millions)	2006	2005	2004
Stock options	$68	$—	$—
Restricted stock units	15	16	5
Other	2	19	11

Total stock-based compensation expense	$85	$35	$16

Costs	$11	$—	$—
Selling, general and administrative	48	32	14
Research and development	26	3	2

Total stock-based compensation expense	$85	$35	$16

The fair value of stock options was estimated using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. The assumptions for the current period grants were developed based on SFAS 123R and SEC guidance contained in Staff Accounting Bulletin (SAB) No. 107, “Share-Based Payment.” The following table summarizes the assumptions used to compute the weighted average fair value of stock option grants.

	2006	2005	2004
Dividend yield	0.0%	0.0%	0.0%
Weighted average volatility	54.3%	82.0%	90.2%
Risk-free interest rate	4.4%	3.5%	2.6%
Expected holding period (in years)	4.8	3.8	3.2
Weighted average fair value of options granted	$1.41	$2.34	$1.83
•	No dividend yield was assumed because we currently do not pay cash dividends on our common stock and have no plans to reinstate a dividend. An increase in the dividend yield will decrease stock compensation expense.

•	The weighted average volatility for the current period was developed using equal weight from (a) implied volatilities of traded options and warrants to purchase our common stock at prices that approximate the option’s exercise price and have a life in excess of one year, and (b) historical volatility for periods equal to the expected life of the options. Prior to fiscal 2006, only historical volatility was considered. An increase in the weighted average volatility assumption will increase stock compensation expense.

•	The risk-free interest rate was developed using the U.S. Treasury yield curve for periods equal to the expected life of the options on the grant date. An increase in the risk-free interest rate will increase stock compensation expense.

•	The expected holding period for the current period grants was calculated using the average of the vesting period and the term of the option based on guidance contained in SAB 107. Prior to fiscal 2006, this assumption was developed after considering vesting schedules, life of the option, historical experience and estimates of future exercise behavior patterns. An increase in the expected holding period will increase stock compensation expense.
SFAS 123R requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. As a result, for most awards, recognized stock compensation was reduced for estimated forfeitures prior to vesting primarily based on historical annual forfeiture rates of approximately 7%. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances. Prior to October 1, 2005, actual forfeitures were accounted for as they occurred for purposes of required pro forma stock compensation disclosures.
As of September 30, 2006, approximately $69 million of unrecognized stock compensation related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of 1.4 years.

12. OPERATING SEGMENTS
Network Solutions Group consists of the following operating segments: Mobility Access Solutions, Applications Solutions, Multimedia Network Solutions and Converged Core Solutions. Applications Solutions is aggregated with Mobility Access Solutions because its results are not material and do not meet the requirements for being reported separately. Applications Solutions was previously reported with our wireless business. Multimedia Network Solutions consists primarily of optical, data and access products. Converged Core Solutions consists primarily of voice networking products, including circuit switching, personal handyphone systems and next-generation switching products. The Network Operations Software reporting unit that was previously reported within the wireline business was transferred to Lucent Worldwide Services (Services). Services provides deployment, maintenance, professional and managed services in support of our product offerings and multivendor networks. Other changes to the previous reporting structure included the elimination of certain internal revenue sharing arrangements between our wireless and wireline businesses, the internal transfer of certain organizations and revised allocations of employee benefit costs that are more closely aligned with actual benefit costs for active employees. The prior period segment results were revised to conform to the new reporting structure. In addition, the revenues attributed to products and services were revised in the Consolidated Statements of Operations to conform to the new reporting structure. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.
Performance measurement and resource allocation for the reportable segments are based on many factors. The primary financial measures include the revenues, costs and expenses directly controlled by each reportable segment and exclude the following:
•	Global sales organization expenses.

•	Certain costs related to shared services, such as general corporate functions, which are managed on a common basis in order to realize economies of scale and efficient use of resources.

•	Certain employee compensation and benefits, including stock-based compensation, differences between actual and budgeted employee benefit costs, differences between actual and budgeted employee incentive awards, as well as most of the impacts related to pension, postretirement and postemployment benefits.

•	Bad debt and customer financing.

•	Merger related expenses.

•	Business restructuring.

•	Revenues and expenses associated with licensing and protecting intellectual property rights.

•	Certain other general and miscellaneous costs and expenses not directly used in assessing the performance of the operating segments.

	Years ended September 30,
(in millions)	2006	2005	2004
Revenues:
Mobility Access & Applications Solutions	$4,051	$4,660	$4,166
Multimedia Network Solutions	1,677	1,563	1,498
Converged Core Solutions	600	850	1,215
Services	2,313	2,220	2,044

Reportable segments	8,641	9,293	8,923
Intellectual property	130	113	72
Other	25	35	50

Revenues	$8,796	$9,441	$9,045

	Years ended September 30,
	2006	2005	2004
Operating income:
Mobility Access & Applications Solutions	$1,422	$1,704	$1,290
Multimedia Network Solutions	127	112	167
Converged Core Solutions	70	36	223
Services	314	344	302

Reportable segments	1,933	2,196	1,982
Global sales organization	(453)	(503)	(487)
Shared services such as general corporate functions	(1,079)	(1,104)	(1,123)
Unallocated compensation and benefits	636	738	662
Bad debt and customer financing	(4)	69	230
Merger related expenses	(45)	—	—
Business restructuring	(4)	10	20
Winstar litigation charge	(278)	—	—
Other	(37)	(145)	(65)

Operating income	$669	$1,261	$1,219

Supplemental Segment Information

	Years ended September 30,
(in millions)	2006	2005	2004
Depreciation and amortization:
Mobility Access & Applications Solutions	$202	$191	$190
Multimedia Network Solutions	64	49	54
Converged Core Solutions	35	80	88
Services	21	28	46

Reportable segments	322	348	378
Non-segment	222	251	315

Depreciation and amortization	$544	$599	$693

Multimedia Network Solutions revenues:
Data and access	$777	$725	$727
Optical networking	900	838	771

Total	$1,677	$1,563	$1,498

Geographic Information

	Revenues (a)			Long- lived assets (b)
	Years ended September 30,			September 30,
(in millions)	2006	2005	2004	2006	2005	2004
U.S.	$5,881	$5,936	$5,517	$1,624	$1,496	$1,567
Non-U.S.	2,915	3,505	3,528	211	218	243

Totals	$8,796	$9,441	$9,045	$1,835	$1,714	$1,810

(a)	Revenues are attributed to geographic areas based on the location of customers.

(b)	Consists of property, plant and equipment and goodwill and other acquired intangible assets.
Concentrations
Historically, a limited number of customers accounted for a substantial portion of our total revenues. Revenues from Verizon, including Verizon Wireless, accounted for 28%, 28% and 27% of consolidated revenues in fiscal 2006, 2005 and 2004, respectively. Revenues from Sprint Nextel accounted for 12%,

12% and 11% of consolidated revenue in fiscal 2006, 2005 and 2004, respectively. Revenues from customers located in China accounted for 4%, 9% and 10% of consolidated revenues in fiscal 2006, 2005 and 2004, respectively. We expect a significant amount of our future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could adversely affect our operating results and cash flows.
We have outsourced the manufacturing of the majority of our wireless and wireline product lines with a few suppliers. Refer to Note 14 for further information.
13. FINANCIAL INSTRUMENTS
Fair Values
The following table summarizes the carrying values and estimated fair values of financial instruments, based on quoted market prices. The carrying values of cash and cash equivalents, receivables, payables and debt maturing within one year approximate fair value.

	Years ended September 30,
	2006		2005
(in millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt	$4,564	$4,383	$5,066	$5,144
The following table summarizes our available-for-sale debt securities.

	Amortized	Gross unrealized	Gross unrealized
(in millions)	cost	gains	losses	Estimated fair value
U.S. Treasury and government agency debt securities	$931	$1	$(4)	$928
Corporate bonds	522	—	(3)	519
Asset-backed securities	662	1	(4)	659

Total as of September 30, 2006	$2,115	$2	$(11)	$2,106

Classified as:
Current	$633	$—	$(3)	$630
Non-current	1,482	2	(8)	1,476

Total as of September 30, 2006	$2,115	$2	$(11)	$2,106

U.S. Treasury and government agency debt securities	$1,350	$—	$(10)	$1,340
Corporate bonds	572	—	(6)	566
Asset-backed securities	618	—	(4)	614

Total as of September 30, 2005	$2,540	$—	$(20)	$2,520

Classified as:
Current	$359	$—	$(2)	$357
Non-current	2,181	—	(18)	2,163

Total as of September 30, 2005	$2,540	$—	$(20)	$2,520

Gross unrealized losses on our available-for-sale securities were primarily caused by increases in interest rates. Unrealized losses of $8 million were related to securities that were in a continuous loss position for more than one year as of September 30, 2006. We do not consider these investments to be other-than-temporarily impaired because we have the ability and intent to hold them until maturity or until the fair value is recovered.

Proceeds from the sale of marketable debt securities were $3,666 million and $2,966 million during fiscal 2006 and 2005. The realized gains and (losses) on these sales were $2 million and $(16) million for fiscal 2006 and $2 million and $(8) million for fiscal 2005.
The following table summarizes the contractual maturities of our available-for-sale debt securities.

(in millions)	Amortized cost	Estimated fair value
2007	$633	$630
2008 — 2012	1,081	1,077
2013 — 2017	18	18
2018 and thereafter	383	381
The following table summarizes the carrying value of our non-consolidated equity investments.

	September 30,
(in millions)	2006	2005
Available-for-sale	$2	$2
Cost method	52	58
Equity method	7	5

Non-consolidated equity investments	$61	$65

Proceeds from the sale of available-for-sale equity securities were $178 million during fiscal 2003. During fiscal 2003, we entered into prepaid forward sales agreements for all of our Corning shares (received as partial proceeds for the sale of certain optical fiber operations). Under these agreements, we received proceeds of $113 million and locked in $64 million of unrealized appreciation. This gain was recognized during fiscal 2004. Gross unrealized losses and proceeds from the sale of available-for-sale equity securities were not material during fiscal 2006, 2005 and 2004.
All investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. This review considers, among other factors, significant and sustained decreases in quoted market prices, a series of historical and projected operating losses, changes in the market demand for technology and our intent to provide future funding. If the decline in fair value has been determined to be other-than-temporary, an impairment loss is recognized, and a new cost basis is established. Other-than-temporary impairment losses related to our non-consolidated equity investments were $8 million, $20 million and $22 million during fiscal 2006, 2005 and 2004, respectively.
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
Foreign exchange forward and option contracts are used to manage our foreign currency risk. We also have hedged foreign exchange risk in certain sales and purchase contracts with cash flows indexed to changes in or denominated in a currency that neither party to the contract uses as its functional currency. These embedded derivative terms affect the ultimate amount of cash flows under the contract. Our primary net foreign currency exposures include the euro, British pound, Canadian dollar, Korean won and Mexican peso.
The following table provides a summary of the total net notional amounts of foreign exchange forward and option contracts and embedded derivatives.

	September 30,
(in millions)	2006	2005
Purchase contracts	$484	$192
Sale contracts	727	329
The fair value of hedged contracts and embedded derivatives was a net liability of $4 million and $7 million as of September 30, 2006 and 2005, respectively.
All types of foreign currency risk are hedged to preserve our cash flows in accordance with corporate risk management policies, but we generally do not designate related derivative instruments as hedges under SFAS 133, for cost/benefit reasons. The changes in fair value of these undesignated freestanding foreign currency derivative instruments and embedded derivatives are recorded in other income (expense) in the period of change.
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
As of September 30, 2006, we had interest rate swaps where we received fixed interest rates of 5.5% and paid floating rates based upon the three-month LIBOR rate plus agreed-upon spreads (ranging from 1.72% to 1.76%) on notional amounts aggregating $200 million. As of September 30, 2006, the three-month LIBOR rate was 5.37%. We do not foresee any significant changes in our interest rate risk management strategy or in our exposure to interest rate fluctuations.
The “short-cut method” of paragraph 68 of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” was applied. This method assumes no ineffectiveness in the hedging relationship between the interest rate swaps and the debt obligations because the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value of the fixed-rate debt instruments attributable to changes in interest rates.
All of our assumptions are supported with contemporaneous documentation that identifies our risk management objectives and strategies for undertaking the hedges. The fair value of the interest rate swaps was a current liability of $6 million and $5 million as of September 30, 2006 and 2005, respectively.

Equity Price Risk
We hold equity investments in publicly held companies that are classified as available-for-sale and other strategic equity holdings in privately held companies and venture funds. These equity investments are exposed to price fluctuations and are generally concentrated in the high-technology industries. We generally do not hedge our equity price risk due to hedging restrictions imposed by the issuers, illiquid capital markets or our inability to hedge non-marketable equity securities in privately held companies. We had no outstanding hedging instruments for our equity price risk as of September 30, 2006.
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

	September 30, 2006			September 30, 2005
	Total loans			Total loans
	and			and
(in millions)	guarantees	Loans	Guarantees	guarantees	Loans	Guarantees
Drawn commitments	$22	$21	$1	$45	$30	$15
Available but not drawn	11	6	5	6	—	6
Committed but not available	26	26	—	—	—	—

Total	$59	$53	$6	$51	$30	$21

The following table summarizes the change in the customer financing reserves.

	Years ended September 30,
(in millions)	2006	2005	2004
Reserve at beginning of year	$37	$135	$415
Recoveries, net	(16)	(51)	(188)
Other account transfers	5	(37)	(29)
Write-offs	—	(10)	(63)

Reserve at end of year	$26	$37	$135

Drawn and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges facing the customer, changes in the competitive landscape and the customer’s management experience and depth. When potential problems are evident, certain mitigating actions are taken, including cancellation of commitments. Although these actions can limit the extent of our losses, we remain exposed to the extent of drawn and guaranteed amounts.
Commitments to Extend Credit
Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes. In certain situations, credit may not be available for drawdown until certain conditions are met.
Letters of Credit
Letters of credit are obtained to ensure the performance or payment to third parties in accordance with specified terms and conditions. Secured and unsecured outstanding letters of credit were $493 million and $269 million as of September 30, 2006 and 2005, respectively. The estimated fair value of letters of credit was $3 million and $4 million as of September 30, 2006 and 2005, respectively.
On August 11, 2006, we amended and restated our two primary letter of credit agreements (Amended and Restated Letter of Credit Issuance and Reimbursement Agreement and Amended and Restated External Sharing Debt Agreement). The first agreement provides for the issuance of revolving credit loans and letters of credit up to $500 million. The second agreement permits us to renew and extend letters of credits until the facility termination date. Under these revised agreements, we are required to maintain a minimum amount of unrestricted cash and short-term investments greater than $1 billion, as defined in the agreements. Also, the aggregate amount of the commitment under the two agreements may not exceed $1.5 billion at any time. These agreements terminate on March 30, 2007.
On August 11, 2006, we also amended our Guarantee and Collateral Agreement and our Collateral Sharing Agreement. Under these agreements, certain of our U.S. subsidiaries guaranteed certain of our obligations. We, along with these subsidiaries, pledged significant portions of our assets as collateral. These agreements secure certain obligations, including letters of credit, specified hedging arrangements, lines of credit, cash management and other bank operating arrangements. The collateral pledged under these agreements was released on November 30, 2006. These outstanding obligations amounted to $155 million as of September 30, 2006.
Transfers of Financial Instruments
We have agreements that allow us to sell receivables from selected customers at a discount to various financial institutions on a non-recourse basis. We sold approximately $148 million and $297 million of accounts and notes receivable during fiscal 2006 and 2005, respectively. These transactions were accounted for as sales. Discounting fees were $2 million and $9 million during fiscal 2006 and 2005, respectively. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings. There were no secured borrowings or receivables held for sale as of September 30, 2006.
Warrants
In connection with our shareholder lawsuit settlement, we issued warrants to purchase 200 million shares of our common stock during December 2004, of which 199 million were outstanding as of September 30, 2006. The warrants have an exercise price of $2.75 per share and expire on December 10, 2007.
14. COMMITMENTS AND CONTINGENCIES
Legal Proceedings
We are subject to legal proceedings, lawsuits and other claims, including proceedings by government authorities. In addition, we may be subject to liabilities of some of our former affiliates under separation agreements with them. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Consequently, unless otherwise indicated, we are unable to estimate the ultimate aggregate amounts of monetary liability or ranges of possible losses with respect to our pending litigation matters as of September 30, 2006. The resolution of these matters could have a material impact on our consolidated results of operations, financial position and cash flows. Charges of $301 million, $193 million, and $120 million were recognized during fiscal 2006, 2005, and 2004, respectively, primarily due to settlements, dispositions and changes in estimates related to various litigation matters. Unless indicated below, no individual charges were material to our results of operations.
Winstar
We were a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by

Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against us, for which the trustee for Winstar was seeking compensatory damages of approximately $60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to us in December 2000 of approximately $190 million plus interest. On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against us for approximately $244 million, plus statutory interest and other costs. As a result, we recognized a $278 million charge (including related interest and other costs of approximately $34 million) in the first quarter of fiscal 2006 and additional charges of $9 million for post-judgment interest during the remainder of fiscal 2006. In addition, $311 million of cash was used to collateralize a letter of credit that was issued during the second quarter of fiscal 2006 in connection with this matter. This judgment is under appeal with the U.S. District Court for the District of Delaware. Additional charges for post-judgment interest will be recognized in subsequent periods until this matter is resolved.
Securities and Related Cases
We previously entered into a global settlement of 53 separate lawsuits against us and certain of our current and former directors, officers and employees, which involved claims generally relating to the purchase of our securities during different class periods. The net charges related to our global securities and related cases, including changes in the fair market value of warrants that were issued as part of the settlement and insurance recoveries, were $54 million and $56 million during fiscal 2005 and 2004, respectively. All cases brought by individual investors who opted out of the class action settlement have been resolved.
Government Investigations
In August 2003, the U.S. Department of Justice (the DOJ) and the SEC informed us that they had each commenced an investigation into possible violations of the Foreign Corrupt Practices Act (FCPA) with respect to our operations in Saudi Arabia. These investigations followed allegations made by the National Group for Communications and Computers Ltd. (NGC) in an action filed against us in August 2003, which is described below. In April 2004, we reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in our operations in China that potentially involve FCPA violations. We are cooperating with those agencies. We believe these incidents and deficiencies did not have a material effect on our results of operations. However, we can not determine whether this continuing investigation will affect our future business operations in China.
In November 2004, we reported that our former Chairman and Chief Executive Officer, the former head of our Saudi Arabia operations and a third former employee received Wells notices from the SEC. A Wells notice is a common procedure where the SEC staff has preliminarily decided to recommend an enforcement action to the SEC. In May 2005, the SEC Enforcement Staff notified representatives of these individuals that the SEC staff would not be recommending enforcement action against these individuals. The investigation is continuing with respect to both China and Saudi Arabia.
During September 2006, we received a Wells notice relating to this investigation of our operations in China under the FCPA. We responded to the Wells notice via a written submission to the SEC staff and are continuing discussions with the SEC staff in an effort to resolve the matter.
In May 2005, we received subpoenas on two different matters, requesting specific documents and records. One of the subpoenas related to a DOJ investigation of potential antitrust and other violations by various participants in connection with the federal E-Rate program. The subpoena required us to produce documents before a grand jury of the U.S. District Court in Georgia. The second subpoena was from the Office of Inspector General, U.S. General Services Administration and related to a federal investigation into certain sales to the federal government of telecommunications equipment and related maintenance services. In August 2006, we reported that during April 2006, the California Department of Justice served us with discovery requests related to sales to California governmental agencies of telecommunications equipment and related maintenance services. It is too early for us to determine whether any of these matters will have a material effect on our business, financial position, results of operations or cash flows.

Employment and Benefits Related Cases
We have implemented various actions to address the rising costs of providing retiree health care benefits and the funding of our pension plans. These actions have led to the filing of cases against us and may lead to the filing of additional cases. Purported class action lawsuits have been filed against us in connection with the elimination of the death benefit from our U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced our future pension obligations by approximately $400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that we wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies. On November, 27, 2006, the Court granted our motion for summary judgment and dismissed plaintiffs’ claims. Plaintiffs have appealed.
A separate case challenging the elimination of the death benefit, Chastain, et al. v. AT&T, was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits. In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs allege that we failed to maintain health care benefits for retired management employees as required by the Internal Revenue Code, ERISA, and our pension and medical plans. We filed a motion to dismiss, which resulted in the court remanding the claim to the administrative (claims) review process. The court retained jurisdiction, and ordered the Lucent defendants to report the factual and legal findings (from the claims review process) to the court by December 31, 2006.
The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against us, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of our present and former employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys’ fees and costs.
Intellectual Property Cases
We are defendants in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against our customers in connection with products we have provided to them.
Other Matters
On April 3, 2006, a putative class action entitled Resnick v. Lucent Technologies Inc., et al was filed against us and members of our board of directors in the Superior Court of New Jersey, Law Division, Union County. The named plaintiffs proposed to represent a class of our shareowners and claimed that, among other things, the proposed merger with Alcatel was the product of breaches of duty by our board of directors in that they allegedly failed to maximize shareowner value in the transaction. On May 12, 2006, a second putative class action entitled AR Maley Trust v. Lucent Technologies Inc., et al was filed against us and members of our board of directors in the United States District Court for the Southern District of New York. The named plaintiff proposed to represent a class of our shareowners and claimed that, among other things, Lucent and the directors breached their fiduciary duties by allegedly failing to maximize shareowner value in the transaction. Along with other relief, both the Resnick and AR Maley Trust complaints sought an injunction against the closing of the proposed merger. On September 6, 2006, we reached a tentative settlement of these actions. The settlement is subject to customary conditions including court approval.
On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against us, certain former officers and employees, our subsidiary, Lucent Technologies International Inc., certain unaffiliated individuals and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (RICO) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts involving us, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of $63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and us that are the subject of a separate case that NGC previously filed against us in U.S. District Court in New Jersey and other related proceedings brought by NGC in Saudi Arabia. On March 1, 2006, the District Court in New York granted our motion to dismiss the case in its entirety. NGC has filed a notice of appeal. Some of the claims brought by NGC in the New Jersey action have been dismissed, but that case and the other claims in Saudi Arabia are still pending.
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
Other Commitments
Contract Manufacturers
We have outsourced most of our manufacturing operations to electronic manufacturing service (EMS) providers. Two EMS providers supply most of our Lucent designed wireless and wireline products. Celestica has the exclusive right to manufacture and provide most of our existing wireless products. Purchases from Celestica were approximately $640 million, $690 million and $750 million during fiscal 2006, 2005 and 2004, respectively. Solectron Corporation consolidates the outsourced manufacturing of our portfolio of wireline products. Purchases from Solectron were $310 million, $238 million and $241 million during fiscal 2006, 2005 and 2004, respectively. The agreements with Celestica and Solectron are for a minimum of three years, with no right to terminate for convenience. We are generally not committed to unconditional purchase obligations in these contract-manufacturing relationships. However, there is exposure to short-term purchase commitments when they occur within the contract manufacturers’ lead-time for specific products or raw materials. These commitments were $264 million as of September 30, 2006. Sudden and significant changes in forecasted demand requirements within the lead-time of those products or raw materials could adversely affect our results of operations and cash flows.
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
We remain secondarily liable for approximately $150 million of lease obligations as of September 30, 2006, that were assigned to Avaya, Agere and purchasers of our other businesses. The remaining terms of these assigned leases and our corresponding guarantees range from one month to 13 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve us of our secondary liability. We generally have the right to receive indemnity or reimbursement from the assignees and have not reserved for losses on this form of guarantee.
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

(in millions)	2006	2005
Reserve at beginning of year	$257	$297
Accruals for warranties, net	60	47
Payments	(122)	(87)

Reserve at end of year	$195	$257

Environmental Matters
Our current and historical operations are subject to a wide range of environmental laws. In the U.S., these laws often require parties to fund remedial action regardless of fault. We have remedial and investigatory activities underway at numerous current and former facilities.
Environmental reserves of $96 million have been established for environmental liabilities that can be reasonably estimated as of September 30, 2006. These reserves are not discounted to present value. We have receivables of $19 million with respect to environmental matters due from third-party indemnitors as of September 30, 2006. Receivables are recorded only if the indemnitors have agreed to pay the claims and management believes collection of the receivables is reasonably assured. Environmental matters did not have a significant impact on our consolidated results of operations, financial position or cash flows for all periods presented.
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
It is often difficult to estimate the future impact of environmental matters, including potential liabilities, due to the above factors and the lengthy time periods involved in resolving them, which may be up to 30 years or longer. Although we believe that our reserves are currently adequate, there can be no assurance that the amount of capital expenditures and other expenses that will be required for remedial actions and compliance with applicable environmental laws will not exceed the amounts reflected in reserves or will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Any possible loss or range of possible loss that may be incurred in excess of amounts provided for as of September 30, 2006, cannot be reasonably estimated.
Lease Commitments
We lease land, buildings and equipment under agreements that expire in various years through 2020. Rental expense under operating leases was $142 million, $191 million and $230 million, net of sublease rental income of $28 million, $32 million and $38 million, for fiscal 2006, 2005 and 2004, respectively. Future minimum lease payments due under non-cancelable operating leases as of September 30, 2006, were $147 million in 2007, $120 million in 2008, $87 million in 2009, $77 million in 2010, $70 million in 2011 and $274 million thereafter. These future minimum lease payments do not include future sublease rental income of $25 million in 2007, $21 million in 2008, $20 million in 2009, $18 million in 2010, $14 million in 2011 and $106 million thereafter. All above amounts include leases that are associated with our restructuring actions.
15. SUBSEQUENT EVENTS
On November 2, 2006, Lucent acquired the remaining 81% of Mobilitec, Inc. that was previously not owned for $40 million of cash. Mobilitec is a leading provider of content management software for wireless services providers. The purchase price may increase by an additional $9 million upon the subsequent resolution of contingencies and earn-out provisions.

16. QUARTERLY INFORMATION (UNAUDITED)

(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Year ended September 30, 2006
Revenues	$2,047	$2,138	$2,050	$2,561	$8,796
Gross margin	851	926	839	1,119	3,735
Other income, net	84	48	35	57	224
Income taxes	16	31	40	(45)	42
Net income (loss)	(104)	181	79	371	527

Income (loss) per common share:
Net income — basic	(0.02)	0.04	0.02	0.08	0.12
Net income — diluted	(0.02)	0.04	0.02	0.07	0.11

Year ended September 30, 2005
Revenues	$2,335	$2,335	$2,340	$2,431	$9,441
Gross margin	984	975	1,052	1,113	4,124
Other income (expense), net	(46)	43	52	65	114
Income taxes	10	(41)	(34)	(86)	(151)
Net income	174	267	372	372	1,185

Income per common share:
Net income — basic	0.04	0.06	0.08	0.08	0.27
Net income — diluted	0.04	0.06	0.07	0.07	0.24
There were no dividends per common share for any of the periods presented. The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 10-Q. The quarterly impact of litigation charges related to the Winstar judgment and the shareowner settlement and discrete income tax items were as follows:
•	Charge related to the Winstar judgment of $278 million was recognized in the first quarter of fiscal 2006.

•	The results of fiscal 2006 include the impact of certain discrete tax items related to the reversal of certain non-U.S. tax valuation allowances of $29 million in the fourth quarter of fiscal 2006 and the favorable resolution of prior period tax audits of $2 million, $9 million and $7 million for the first, third and fourth quarters of fiscal 2006, respectively. The results also include U.S. deferred tax charges (benefits) of $16 million, $26 million and ($42) million during the second, third and fourth quarters of fiscal 2006.

•	Charges (benefits), primarily to adjust the fair value of the warrants that were issued in connection with the settlement of our shareowner class action lawsuits and related insurance recoveries, were $71 million and ($17) million for the first and third quarters of fiscal 2005.

•	The results of fiscal 2005 include the impact of certain discrete tax items related to the reversal of valuation allowances and the favorable settlement of certain prior-year federal and state tax audit matters. Tax-related benefits recognized were $55 million, $56 million and $119 million for the second, third and fourth quarters of fiscal 2005, respectively. We also recognized interest income related to these settlements of $5 million, $53 million, $20 million and $10 million during the four quarters of fiscal 2005.